Form 10-K, Exhibit 13
period 1995-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 1996-03-28
CIK 709337

Highlights of 1995

Selected Financial Data (In Thousands except Per Share Data)
For the Year                                         1995     1994   Percent Change
Net Income                                            3,576    3,424    +4.45%
Return on Average Assets                               1.20%    1.22%   -1.64%
Return on Average Equity                              11.45%   12.58%   -8.98%

Per Share
Net Income                                             2.22     2.22        0%
Book Value                                            20.66    18.57   +11.25%

Balances at Year-End
Assets                                              314,229  284,445   +10.46%
Securities                                           47,333   48,006    -1.40%
Net Loans                                           229,249  214,988    +6.63%
Deposits                                            267,955  244,302    +9.68%
Stockholders Equity                                  33,976   28,915   +17.50%
Shares Outstanding                                    1,645    1,577    +5.65%
Cash Dividends                                        1,268    1,180    +7.46%

* Adjusted to reflect weighted outstanding shares and adjusted for stock dividends.












Table of Contents

Highlights of 1995....................1
Report to Stockholders...........    .2-4
Officers................................5
Board of Directors...................   6
Description of Business...........      7
Selected Financial Data..........    8-11
Management's Discussion.......      12-19
Stock Prices and Dividends.....        20
Accountants' Report................    21
Financial Data......................22-36




























Form 10- K

A copy of the Annual Report filed with the Securities and Exchange Commission will be available on April 1, 1996 without charge upon written request to:

Mr. Richard L. Calvin, Treasurer
Farmers National Banc Corp.
20 South Broad Street  P.O. Box 555
Canfield, Ohio 44406

Mailing address and phone:
Farmers National Banc Corp.
20 South Broad Street  P.O. Box 555
Canfield, Ohio 44406
Phone: (330) 533-3341

The Annual Meeting of the Shareholders of Farmers National Banc Corp. will be held at Colonial Catering at 429 Lisbon St., Canfield, Ohio on Thursday, March 28, 1996 at 4:30 p.m.

Presidents Letter to Stockholders
In this era of continuing consolidation of financial institutions and the resulting creation of "superregional banks", your Bank's performance validates the role, necessity and vitality of community banks. Our growth demonstrates that community banks that retain traditional standards of personal service, while adapting to evolving financial and technological trends, are well-positioned for the 21st Century.

Your Corporation completed an exceptionally prosperous year in 1995. Corporate assets reached record levels of $314,000,000 which represented an 11% increase over the previous year. Net income was $3,577,000, or $2.22 per common share. Return on Average Assets was 1.20% and Return on Average Equity was 11.45%. 1995 marked the thirteenth consecutive year that net income has increased from the previous year. The higher earnings were a direct result of excellent asset growth, deposit and loan growth, active capital management, proper management of interest rate risk and control of overhead expenses. Net income for 1995 represents a 4.45% increase over 1994.

Management embarked on numerous projects in 1995 in order to better position the bank for the future. Understandably, these changes had some impact on the overall earnings of the Corporation.

Spurred by the consolidation of two separate bank mergers that closed two banking offices in Columbiana, Farmers National Bank decided to select Columbiana as our next location to expand our branch office network.

In October 1994, we received regulatory authority to open a new branch office in the Village of Columbiana. In December 1994, we opened a full banking office in a temporary trailer facility, while the plans for our new permanent location were being finalized.

Construction for this new 5,300 square foot branch bank started in July 1995. This state of the art facility was designed with an emphasis on giving the customer a community banking office to transact all financial transactions conveniently and confidentially. I am glad to report that on January 8, 1996, we relocated to our permanent location in the Oakmont Plaza on Rt. 14 in Columbiana. We are excited about being a part of this fine community and look forward to a long and rewarding relationship.


Two Pictures (Exterior & Interior) of Newly built Columbiana Branch




In April 1995, Farmers National Bank successfully bid for the Purchase and Assumption of the Leetonia Branch Banking Office from Bank One, Youngstown NA. Farmers purchased the banking office, real estate, furniture and fixtures and all deposit accounts. This $6,700,000 transaction was consummated in September 1995.

Farmers National Bank was able to retain the entire branch employee staff from Bank One which helped make this conversion be completed with the least amount of inconvenience to our new customers. This additional office gives Farmers National Bank nine community offices offering full banking services.




Picture of Newly Acquired Leetonia Branch



The third project that was completed in 1995 focused on technology. The Bank has strategically positioned itself to better prepare for the information highway and a new age of expanding, technology-driven, financial opportunities.

The Bank's total communications system between the main office and all branches was upgraded. These improvements included the installation of personal computer workstations along with various software enhancements.

As we move into 1996, we plan to complete the second phase of this project which will be to install a new and improved delivery system for customer information and the implementation of a platform automation system for both loans and new accounts. These new systems will enable the bank to be more efficient in delivering new products and services.

Risk Management is being stressed by all regulatory agencies as a way to better manage your Bank. Throughout 1995, we continued to move forward to put the bank in a better position to manage and monitor these various risks. The Bank was approved as a member of the Federal Home Loan Bank of Cincinnati. This membership gives us accessibility to various financial tools to be used in asset liability management, interest rate risk management and liquidity.

Your bank has Capital ratios that far exceed the regulatory guidelines. As of December 31, 1995, the Bank's Tier 1 Risk Based Capital Ratio was 15% as compared to the 8% minimum level required by the Regulators. The Stockholders Equity grew to $33,976,000 in 1995 which represents an increase of 17.5% over 1994 or $5,061,000. In addition to net income, this capital account has grown from a very well participated dividend reinvestment plan along with the optional cash contributions that was received from the dividend reinvestment participants. During 1995, dividend reinvestors made cash contributions in excess of $1,150,000 which was used to purchase additional common stock. Cash dividends amounted to $.80 per share. The Board of Directors also approved and paid a 2% stock dividend in October 1995. This strong capital position reaffirms the Bank's commitment to the community and affords the Bank more opportunity to pursue additional acquisitions, expansion, and the development of new products and services.

The year-end market value of Farmers National Banc Corp. stock is listed at $39.50 as compared to $31.00 per share in December 1994, which equates to a 27% increase in market value over the past year. Book value per share increased by 11% over this same period.

Asset quality continues to be a top priority for management as we monitor credit risk. Net charge-offs to average loans was .05% for 1995, more favorable than our industry peer group ratio of .14%. Management gives credit to this favorable ratio due to a more stable local economy and sound credit underwriting policies.

Loan interest income and loan fee income represents approximately 80% of the
gross income generated from the Bank during 1995.   The loan mix of our Bank
continues to put more emphasis on the retail market. Loan growth in 1995 was $15,000,000 or 7% with all of the growth concentrated in retail installment loans and residential one-to-four family home mortgage loans.

Farmers has historically been an active participant in the indirect automobile dealer financing market. These types of loans represent 36% of the banks overall loan portfolio. In order to become more efficient, the indirect loan operations and approval process have been centralized. This $82,000,000 portfolio is managed by Mr. Alfred F. Ridel, Assistant Vice President/Installment Loan Manager and is under the direct supervision of Mr. Roy A. Jackson, Assistant Vice President/Indirect Lending Administration.

A result of your Bank's growth was a need for additional work space, making it necessary for management to expand into additional facilities near our main office in Canfield. During 1995, the bank relocated various departments into buildings located on South Broad Street -- directly south of the main banking office. The Compliance, Loan Review, Electronic Funds Transfer, Training, and the Mastercard/Visa operations departments were relocated to these new facilities. In addition, the bank designed a formal training/meeting room available for bank use.

Several personnel changes have been made in 1995 to fill vacancies caused from retirements and reassignments. Mr. Carl D. Culp was appointed Controller for the Bank and Farmers National Banc Corp. Mr. Culp had previously been the bank's Auditor. Ms. Adrianne R. Kempers joined the Bank in 1995 and was recently appointed as Auditor to replace Culp. Other changes included Mr. Bradley S. Henderson who was transferred from our branch system and was appointed Assistant Vice President for Branch Administration and Security Officer; Mr. Larry A. Staub, Assistant Cashier relocated as Branch Manager from our Cornersburg Office to our Western Reserve Office; and Mr. Robert L. Rozeski, who joined the Bank in 1995, has been appointed Branch Manager at the Cornersburg Office.

We would also like to extend a special appreciation to Gene A. Dean and Doris K. Paskey, whom both retired in December 1995. Mr. Dean, a prominent banker in this community for over thirty years, played a critical role in the financial management as Controller of Farmers for the past eighteen years. Ms. Paskey served Farmers as a Branch Manager, consumer loan officer and most recently a mortgage loan officer. Both will be greatly missed. We we wish them well and thank them for being a part of our Bank.

In closing, I encourage you to review Management's Discussion of the financial condition of the Bank along with the Accountant's Report. I would like to thank my associates for their professionalism, commitment and highly productive work during this past year. I look forward to their continued strong efforts in the year ahead. I also want to express my appreciation to our customers for their continued business relationship, and to our Board of Directors for their counsel and guidance on behalf of the shareholders.

The common sense manner of conducting business that is our heritage, leavened by an openness to future trends in banking, positions your Bank for continued growth.


Sincerely,




William D. Stewart
President



Picture of Employees in New Technology Training Session Officers



Officers of the Farmers National Banc Corp.

William D. Stewart         Richard L. Calvin
President & Secretary      Executive Vice President & Treasuer

Frank L. Paden             Carl D.Culp        Adrianne R. Kempers
Executive Vice President   Controller         Auditor

Executive Officers of the Farmers National Bank of Canfield

William D. Stewart         Richard L. Calvin
President                  Executive Vice President & Cashier

Frank L. Paden                                Carl D. Culp   Donald F. Lukas
Executive Vice President  & Sr. Loan Officer  Controller     Vice President
                                                             Data Processing

Senior Officers of Farmers National Bank of Canfield

Anthony F. Peluso                          Bradley S. Henderson
Assistant Vice President Human Resources   Asst Vice President Branch Admin.

Mark L. Graham                             Alfred F. Ridel
Asst. Vice President Comm'l Loans          Asst. Vice President Consumer Loans

Roy A. Jackson                             Charles L. Burgoyne
Asst. Vice President Indirect Loans        Asst. Vice President Loan Review


Barbara C. Fisher                          Adrianne R. Kempers
Assistant Cashier Deposit Operations       Auditor



















Officers and Managment of the Farmers National Bank of Canfield


Andrew A. Baird  Assistant Cashier
Susan E. Miller Assistant Cashier
Phyllis A. Welton   Assistant Cashier
Joseph E. Chapman   Assistant Cashier
Clare F. Baldwin  Assistant Cashier
Larry A. Staub  Assistant Cashier
Joanie Orr   Accounting Officer
Gary J. Rosati In-House Legal Counsel
Dorothy J. Weeden   Assistant Cashier
Pamela J. Cleghorn  Manager
Larry E. White  Asst. Vice President
Michele M. Ossoff  Assistant Manager
Geraldine A. Gbur  Assistant Cashier
Jane C. Logan  Assistant Manager
Robert L. Rozeski  Manager
Barbara J. Sitler  Assistant Manager
Merle C. Garritano Assistant Cashier
Daniel B. Cerroni, Assistant Cashier
Lynnita J. Kaschak Loan Officer
Janine Cox Credit Administration
Kay A. Hedl, Manager
Keith A. Leonard Assistant Cashier
Patricia C. Rosko Assistant Cashier
Dennis S. Vitt Assistant Cashier
Marjorie I. Yerman Assistant Manager



BOARD OF DIRECTORS

Picture of Board of Directors




William D. Stewart, President and Secretary of Farmers National Banc Corp; President of the Farmers National Bank of Canfield

Richard L. Calvin, Executive Vice President and Treasurer of Farmers National Banc Corp; Executive Vice President and Cashier of the Farmers National Bank of Canfield

Frank L. Paden, Executive Vice President of Farmers National Banc Corp; Executive Vice Presidnet and Senior Loan Officer of the Farmers National Bank of Canfield

Benjamin R. Brown, President - Castruction Co.

Joseph O. Lane, President - Lane Funeral Homes, Inc. and Lane Life Corp.

David C. Myers, Co-Owner Myers Equipment Co.

Edward A. Ort, President - Ort Furniture Manufacturing Co.

Ronald V. Wertz, President - Boyer Insurance Co.




Brief Description of Business

Farmers National Banc Corp.

Farmers National Banc Corp. (the "Corporation") is a one-bank holding company formed under the Bank Holding Company Act of 1956, as amended, operating under regulations of the Board of Governors of the Federal Reserve System. Its principal subsidiary is The Farmers National Bank of Canfield, which was acquired March 31, 1983. Presently the Corporation and its subsidiary operate in one industry, domestic banking.

The Corporation conducts no business activities except for investment in securities permitted under the Bank Holding Company Act. The Board of Directors of the Corporation and the Bank are identical. The officers of the Corporation are William D. Stewart, President and Secretary, Richard L. Calvin, Executive Vice President and Treasurer, Frank L. Paden, Executive Vice President, Carl D. Culp, Controller and Adrianne R. Kempers, Auditor.

Bank holding companies are permitted under Regulation Y of the Board of Governors of the Federal Reserve System to engage in other activities considered closely related to banking such as leasing and mortgage banking. The Corporation has no other subsidiaries engaged in such activities at this time.

The Farmers National Bank of Canfield

The Bank is a full service national bank engaged in commercial and retail banking with the exception of trust services. The Bank's commercial banking services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage and installment loans, night depository, automatic teller machines, safe deposit boxes, money order services, travelers checks, government bond sales, food stamp redemption, utility bill payments, MasterCard and Visa Credit Cards, and other miscellaneous services normally offered by commercial banks. In addition, the Bank offers discount brokerage service through a correspondent bank.

The Bank's main office is located at 20 South Broad Street, Canfield, Ohio. Business is conducted at a total of nine (9) offices located in the counties of Mahoning and Columbiana in Ohio. As a national banking association, the Bank is a member of the Federal Reserve System, subject to supervision and regulation of the Comptroller of the Currency and its deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. The Bank is affected also by the monetary and fiscal policies of the United States and of various regulatory agencies.

The Bank competes with state and national banks located in Mahoning and Columbiana counties.

The Bank also competes with a large number of other financial institutions, such as savings and loan associations, insurance companies, consumer finance companies, credit unions and commercial finance and leasing companies, for deposits, loans and service business. Money market mutual funds, brokerage houses and similar institutions provide, in a relatively unregulated environment, many of the financial services offered by the Bank. In the opinion of management, the principal methods of competition are the rates of interest charged for loans, the rates of interest paid for funds, the fees charged for services and the availability of services.

As of December 31, 1995, the Corporation and its subsidiary had 162 employees. The bank considers its relations with its employees to be satisfactory.

Picture of Exterior of Main Office

Bar Graph Depicting Total Deposits in Thousands

Year                                                  Amount

 1991                                                 225,569
 1992                                                 231,671
 1993                                                 240,440
 1994                                                 244,302
 1995                                                 267,955



Bar Graph Depicting Total Assets in Thousands

Year                                                  Amount

 1991                                                 250,496
 1992                                                 265,440
 1993                                                 275,385
 1994                                                 284,445
 1995                                                 314,229



Bar Graph Depicting Return on Average Assets

Year                                                  Rate

 1991                                                 1.04%
 1992                                                 1.10%
 1993                                                 1.16%
 1994                                                 1.22%
 1995                                                 1.20%



Bar Graph Depicting Net Income in Thousands

Year                                                  Amount

 1991                                                 2,518
 1992                                                 2,825
 1993                                                 3,160
 1994                                                 3,424
 1995                                                 3,576



Bar Graph Depiciting Net Loans in Thousands

Year                                                  Amount

 1991                                                 178,464
 1992                                                 189,813
 1993                                                 200,993
 1994                                                 214,988
 1995                                                 229,249



Bar Graph Depicting Net Income Per Share

Year                                                  Amount

 1991                                                 1.83
 1992                                                 1.98
 1993                                                 2.13
 1994                                                 2.22
 1995                                                 2.22



Bar Graph Depicting Efficency Ratio

Year                                                  Rate

 1991                                                 60.29%
 1992                                                 56.62%
 1993                                                 58.98%
 1994                                                 59.66%
 1995                                                 59.63%















Bar Graph Depicting Dividends and Earnings Per Share
Year                                                Dividends  Earnings
                                                    Per Share  Per Share
 1991                                                 0.68     1.83
 1992                                                 0.71     1.98
 1993                                                 0.75     2.13
 1994                                                 0.79     2.22
 1995                                                 0.80     2.22


Bar Graph Depicting Common Stock - Book Value

Year                                                  Amount

 1991                                                 15.7
 1992                                                 16.44
 1993                                                 17.8
 1994                                                 18.57
 1995                                                 20.66



Bar Graph Depiciting Common Stock - Market Value

Year                                                  Amount

 1991                                                 13.25
 1992                                                 16.00
 1993                                                 21.00
 1994                                                 29.50
 1995                                                 39.50



























FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Selected Financial Data  (in Thousands except Per Share Data)
For the Years Ending                                  1995       1994    1993      1992    1991
Summary of Earnings
Total Interest Income (including fees on loans)        21,961   19,731   20,166   21,464   22,328
Total Interest Expense                                  9,688    8,000    8,738   10,273   12,741
Net Interest Income                                    12,273   11,731   11,428   11,191    9,587
Provision for Loan Losses                                 270      330      620    1,310      609
Total Other Income                                      1,342    1,357    1,298    1,271    1,081
Total Other Expense                                     8,119    7,755    7,473    7,013    6,432
Income Before Federal Income Taxes                      5,226    5,003    4,633    4,139    3,627
Federal Income Taxes                                    1,650    1,579    1,473    1,312    1,109
NET INCOME                                              3,576    3,424    3,160    2,825    2,518
 Per Share Data (Note)
Net Income                                               2.22     2.22     2.13     1.98     1.83
Cash Dividends Paid                                      0.80      0.79    0.75     0.71     0.68
Book Value at Year-End                                  20.66    18.57    17.80    16.44    15.70
 Balances At Year-End
Total Assets                                          314,229  284,445  275,385  265,440  250,496
Earning Assets                                        294,122  268,724  260,965  248,484  235,492
Total Deposits                                        267,955  244,302  240,440  231,671  225,569
Net Loans                                             229,249  214,988  200,993  189,813  178,464
Total Stockholder's Equity                             33,976   28,915   25,996   22,698   19,978
 Average Balances
Total Assets                                          297,159  279,839  273,257  256,160  242,049
Total Stockholder's Equity                             31,177   27,221   24,557   21,390   18,708
 Significant Ratios
Return on Average Assets (ROA)                           1.20%    1.22%    1.16%    1.10%    1.04%
Return on Average Equity (ROE)                          11.45%   12.58%   12.85%   13.12%   13.46%
Average Earning Assets/Average Assets                   94.75%   94.91%   94.55%   94.24%   94.33%
Net Loans/Deposits                                      85.56%   88.00%   83.59%   81.93%   79.12%
Allowance for Loan Losses/Total Loans                    1.25%    1.26%    1.29%    1.18%    0.91%
Allowance for Loan Losses/Nonperforming Loans          192.87%  154.63%   97.35%   84.69%   42.61%
Efficiency Ratio                                        59.63%   59.66%   58.98%   56.62%   60.29%
Cash Dividends as a Percentage of Net Income            35.46%   34.45%   33.41%   32.83%   33.09%

  Note: Per share data is based on weighted average shares outstanding adjusted for stock dividends.

SELECTED FINANCIAL DATA
Average Balance Sheets and Related Yields and Rates
                                                                 (In Thousands of Dollars)
Years Ended December 31,                                        1995                       1994                  1993
EARNING ASSETS                                        AVERAGE INTEREST RATE     AVERAGE  INTEREST RATE AVERAGE INTEREST RATE
                                                      BALANCE                   BALANCE                BALANCE
Loans                                                 221,955  18,580   8.37%    210,148  16,911   8.05% 194,705  16,971   8.72%
Taxable securities                                     39,167   2,183   5.57%     42,352   2,162   5.10%  46,217   2,470   5.34%
Tax-exempt securities                                   7,266     670   9.22%      7,364     651   8.84%   6,683     608   9.10%
Federal funds sold                                     13,181     761   5.77%      5,721     234   4.09%  10,701     324   3.03%
Interest earning deposits                                   0                          0                      71       6   8.45%
Total Earning Assets                                  281,569  22,194   7.88%    265,585  19,958   7.51% 258,377  20,379   7.89%

NONEARNING ASSETS
Cash and due from banks                                11,437                     10,610                  10,595
Premises and equipment                                  4,671                      4,165                   4,250
Allowance for Loan Losses                              (2,897)                    (2,745)                 (2,528)
Other assets                                            2,379                      2,224                   2,563
Total Assets                                          297,159                    279,839                 273,257

INTEREST-BEARING LIABILITIES
Time deposits                                         108,626   6,205   5.71%     90,750   4,298   4.74%  95,568   4,764   4.98%
Savings deposits                                       74,752   1,986   2.66%     80,969   2,256   2.79%  78,292   2,429   3.10%
Demand deposits                                        48,267   1,009   2.09%     49,280   1,141   2.32%  45,508   1,257   2.76%
Repurchase agreements                                  10,032     440   4.39%      8,832     289   3.27%   7,955     276   3.47%
Borrowings                                                804      48   5.97%        551      16   2.90%     551      12   2.18%
Total Interest-Bearing Liabilities                    242,481   9,688   4.00%    230,382   8,000   3.47% 227,874   8,738   3.83%

NONINTEREST -BEARING LIABILITIES
Demand deposits                                        20,631                     21,224                  19,415
Other liabilities                                       2,870                      1,012                   1,411
Stockholders' equity                                   31,177                     27,221                  24,557
Total Liabilities and Stockholders' Equity            297,159                    279,839                 273,257

Net interest income                                            12,506                     11,958                  11,641
Net interest income to earning assets                                   4.44%                      4.50%                   4.51%

 Fully taxable equivalent basis computed at 35% in 1995, 1994 and 1993.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations

The Corporation's net income totaled $3,576,229 during 1995, an increase of 4.45% from $3,423,950 for 1994. On a per share basis, net income was $2.22 for 1995 as compared to $2.22 and $2.13 for 1994 and 1993, respectively. Common comparative ratios for results of operations include the return on average assets and return on average stockholders equity. For 1995, the return on average equity was 11.45% as compared to 12.58% for 1994 and 12.85% for 1993. The return on average assets was 1.20% for 1995 as compared to 1.22% and 1.16% for 1994 and 1993, respectively.

These results of operations are the direct result of management's concerted efforts to control expenses and increase interest from our interest bearing assets. Overall growth in deposits and the use of those funds in the loan portfolio, particularly installment and mortgage loans, together with control over the bank's general expenses have produced these results.

Net Interest Income

Net interest income, the principal source of the Corporation's earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 1995, net interest income increased $542,000 or 4.62% over 1994. The increase for 1994 was $303,000 or 2.65% over 1993. Interest-earning assets averaged $281,569,000 during 1995 representing a 6.02% increase over 1994, while 1994 averaged $265,585,000 or a 2.79% increase over 1993.

The Corporation finances its earning assets with a combination of
interest-bearing and interest-free funds.  The    interest-bearing funds are
composed of deposits, short-term borrowings and long-term debt. Interest paid for the use of these funds is the second factor in the net interest income equation. Interest-free funds, such as demand deposits and stockholders equity, require no interest expense and, therefore, contribute significantly to net interest income.

The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators - net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 1995 the net interest margin, measured on a fully taxable equivalent basis, totaled 4.44% in comparison to 4.50% and 4.51% for 1994 and 1993, respectively. The decrease in net interest income margin in 1995 was due in part to the interest rate environment applied to the Corporation's liability sensitive balance sheet and in part to the increased deposit volume, as presented in the Asset/Liability section of this discussion.

Total interest income was $21,961,000 for 1995 as compared to $19,731,000 and
$20,166,000 for 1994 and 1993, respectively.   The 11.3% increase in interest
income is largely attributed to a 6.6% increase in outstanding loan balances and an increase in the interest rate earned from 8.05% to 8.37%. Net loans were $229,249,000 at year-end 1995 as compared to $214,988,000 at year-end 1994.

Total interest expense amounted to $9,688,000 for 1995, representing a 21.10% increase from 1994 while interest expense of $8,000,000 for 1994 represents a 8.45% decrease from 1993. The increase in interest expense is primarily due to an increase in the level of time deposits and the average rate paid on these deposits. The average balances for time deposits increased by 20% over 1994 while the interest rate paid on those deposits increased by 97 basis points.

Return on Equity and Assets
Information for the years indicated as follows:        1995    1994     1993
Net income to average total assets                     1.20%    1.22%    1.16%
Net income to average equity                          11.45%   12.58%   12.85%
Dividends per share to net income per share           36.04%   34.96%   33.94%
Average equity to average total assets                10.49%    9.73%    9.01%


Other Income

Other income decreased $15,000 or 1.11% from 1994. Total other income for 1994 increased $59,000 or 4.56% from 1993. Management will continue to try to improve our other income contribution to our net income.

Other Expenses

Total other expenses for 1995 increased 4.69% over 1994 as compared to an
increase of 3.78% from 1994 over 1993.   The increase is due to increased
depreciation, salary and other employee benefits, state and local taxes, and
other operating expenses as compared to 1994 and 1993.   Every effort is
being made to control other expenses of the bank. These expenses are increasing each year due primarily to the increased volume of the operations of the bank. Management will continue to hold these increases to a minimum.

Income Taxes

Federal income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective federal income tax rate was 32% for the periods ending 1995, 1994 and 1993.

Asset/Liability Management

Important considerations in asset/liability management are liquidity, the balance between interest rate sensitive assets and liabilities and the adequacy of capital. Interest rate sensitive assets and liabilities are those which have yields on rates subject to change within a future time period due to maturity of the instrument or changes in market rates. While liquidity management involves meeting the funds flow requirements of the Corporation, the management of interest rate sensitivity focuses on the structure of these assets and liabilities with respect to maturity and repricing characteristics. Balancing interest rate sensitive assets and liabilities provides a means of tempering fluctuating interest rates and maintaining net interest margins through periods of changing interest rates. Although the Corporation does not match each of its interest sensitive assets against specific interest sensitive liabilities, it does monitor total assets and liabilities to determine the overall interest rate position over various time frames.

As of year-end 1995, the Corporation had a negative gap at both three month and twelve month time periods. This liability sensitive position typically produces a favorable contribution to earnings during a period of decreasing rates. Although in general rates may rise, the Corporation has the capacity to take steps to minimize the negative effect of such movement.

With the largest amount of interest sensitive assets and liabilities maturing within twelve months, the Corporation monitors this area most closely. The Corporation does not emphasize interest sensitivity analysis beyond this time frame because it believes various unpredictable factors could result in erroneous interpretations. Early withdrawal of deposits, prepayments of loans and loan delinquencies are some of the factors that could have such an effect. In addition, changes in rates on interest sensitive assets and liabilities may not be equal, which could result in a change in net margin.

Interest Rate Sensitivity
                                                                   (In Thousands of Dollars)
                                                   December 31, 1995   December 31, 1994  December 31, 1993
                                                     Total Within    Total Within            Total Within
                                                     3 month  12 month  3 month 12 month 3 month 12 month
Total Interest-Sensitive Assets                       44,064   100,658   36,940   96,137   39,319   97,775
Total Interest-Sensitive Liabilities                  55,706   103,701   53,912   77,970   50,417   77,158
Total Sensitivity Gap                                (11,642)   (3,043) (16,972)  18,167  (11,098)  20,617
 Ratio of Interest-Sensitive Assets to                   .79%     .97%      .69%    1.23%     .78%    1.27%
 Interest-Sensitive Liabilities

Interest rate sensitivity management provides some degree of protection against net interest income volatility. It is not possible or necessarily desirable to attempt to eliminate this risk completely by matching interest sensitive assets and liabilities. Other factors, such as market demand, interest rate outlook, regulatory restraint and strategic planning also have an effect on the desired balance sheet structure.

Liquidity

  The Corporation maintains, in the opinion of management, liquidity sufficient to satisfy depositors' requirements and meet the credit needs of customers. The Corporation depends on its ability to maintain its market share of deposits as well as acquiring new funds. The Corporation's ability to attract deposits and borrow funds depends in large measure on its profitability, capitalization and overall financial condition.

  Principal sources of liquidity for the Corporation include assets considered relatively liquid such as short- term investment securities, federal funds sold and cash and due from banks.

  Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 1995, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Cash flows generated from operating activities increased 5.3% to $5,263,000 in 1995 compared to $4,997,000 in 1994. This increase is a result of an increase in total interest received, as explained in the Net Interest Income section of this report. Cash flows used in investing activities increased 17% to $15,681,000 in 1995 compared to $13,407,000 in 1994. This is a result of increased loan demand, as net loans increased 6.6%. Cash flows provided from financing activities amount to $25,305,000 as compared to $6,093,000 in 1994. These funds were the result of increased levels of time deposits.

Loan Portfolio

Outstanding loans increased $14,425,000 or 7% in 1995, with the most growth occurring primarily in the installment loan portfolio. While the interest rates remained relatively stable, homeowners continued to take advantage of refinancing opportunities throughout the year. Real estate mortgage loan increased from $92,773,000 in 1994 to $98,678,000 in 1995 which represents a 6% increase over the past year.

The bank's consumer loan portfolio represents approximately 47% of the banks total loans outstanding. These loans, which consist of automobile loans, home improvement loan, home equity lines of credit and credit card plans reported a 10% growth in 1995. Consumers continue to take advantage of the low interest rate environment with loans to purchase new automobiles and make capital improvements to their homes.

The commercial loan balances outstanding have remained relatively stable over the past few years. All commercial loans are made to local small businesses for various purposes such as equipment purchases, capital improvements, the purchase of inventory or general working capital needs. This portfolio of $22,677,000 is primarily variable rate loans that play an important role in the banks monitoring of rate sensitive assets.






























Maturities and Sensitivities of Loans to Interest Rates

The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:
                                                                    (In Thousands of Dollars)
Years Ended December  31,                      1995              1994               1993             1992            1991
Commercial, Financial and Agricultural     22,677   9.7%     24,477   11.2%    27,373   11.9%   24,572  12.8%    26,445   14.7%
Real Estate-Mortgage                       98,678   42.5%    92,773   42.6%    81,726   40.1%   73,043  38.0%    61,490   34.1%
Installment Loans to Individuals          110,805   47.8%   100,484   46.2%    97,515   48.0%   94,432  49.2%    92,069   51.1%
Lease Financing                                 0     .0%         0     .0%         0     .0%       41    .0%       117     .1%
                                          232,160  100.0%   217,734  100.0%   203,614  100.0%  192,088 100.0%   180,121  100.0%
Less Unearned Income                            0                 0                 0                1               27
Total Loans                               232,160  100.0%   217,734  100.0%   203,614  100.0%  192,087 100.0%   180,094  100.0%


The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 1995:
                                                      (In Thousands of Dollars)

Types of Loans                                        1 Year  1 to 5    Over 5
                                                     or less   years     years
Commercial, Financial and Agricultural                5,066    5,207    12,404

The amounts of commercial, financial and agricultural loans as of December
31, 1995, based on remaining scheduled repayments of principal, are shown in the following table:
                                                      (In Thousands of Dollars)

Loan Sensitivities                                    1 Year  Over 1    Total
                                                      or less  year
Floating or Adjustable Rates of Interest              2,124     5,942    8,066
Fixed Rates of Interest                               2,942    11,669   14,611
Total Loans                                           5,066    17,611   22,677

Summary of Loan Loss Experience

The following is an analysis of the allowance for loan and lease losses for the periods indicated:
                                                              (In Thousands of Dollars)

Years Ended December 31,                              1995     1994     1993     1992     1991
Balance at Beginning of Year                          2,746    2,621    2,274    1,630    1,440
Loan Losses
      Commercial, Financial and Agricultural             (1)    (185)     (69)    (411)    (174)
      Real Estate-Mortgage                                0        0      (16)     (63)     (51)
      Installent Loans to Individuals                  (275)    (202)    (351)    (332)    (310)
Total Loan Losses                                      (276)    (387)    (436)    (806)    (535)
Recoveries on previous Loan Losses:
      Commercial, Financial and Agricultural             44       39       36       36       30
      Real Estate- Mortgage                               0        0        7        0        0
      Installment Loans to Individuals                  127      143      120      104       87
Total Recoveries                                        171      182      163      140      117
Net Loan Losses                                        (105)    (205)    (273)    (666)    (418)
Provision Charged to Operations (1)                     270      330      620    1,310      608
Balance at End of Year                                2,911    2,746    2,621    2,274    1,630
Ratio of Net Loan and Lease Losses to Average           .05%     .10%     .14%     .36%     .23%
 Net loans and leases outstanding

   (1) The provisions for possible credit losses charged to operating expense is based on management's judgment after taking into consideration all factors connected with the collectability of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous credit loss experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.












Provisions charged to operations decreased from $330,000 in 1994 to $270,000 in 1995. The balance in the allowance for credit losses has increased substantially since 1991 to $2,910,000 or 1.25% of loans at December 31,1995. The allowance balance improved by $165,000 and was aided by the lowest dollar amount of net loan losses since 1991. Management attributes this decrease in net loan losses to an overall improvement in the local economy and sound credit underwriting standards set forth in lending policies. The allowance for possible loan and lease losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of the dates indicated:



































                                                              (In Thousands of Dollars)
December 31,                                          1995     1994     1993     1992    1991
Commercial, Financial and Agricultural                1,800    1,700    1,692    1,599    1,180
Real Estate-Mortgage                                    250      200      170       75       50
Installment Loans to Individuals                        861      846      759      600      400
                                                      2,911    2,746    2,621    2,274    1,630

  The allocation of the allowance as shown in the table above should not be interpreted as an indication that charge-offs in 1996 will occur in the same proportions or that the allocation indicates future charge-off trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

 Loan Commitments and Lines of Credit

  In the normal course of business, the banking subsidiary has extended various commitments for credit. Commitments for mortgages, revolving lines of credit and letters of credit generally are extended for a period of one month up to one year. Normally no fees are charged on any unused portion. A fee of two percent is charged for the issuance of a letter of credit.

Risk Elements

The following table sets forth aggregate loans in each of the following categories for the years indicated:
                                                                (In Thousands of Dollars)

December 31,                                           1995     1994     1993     1992     1991
Loans Accounted for on a Nonaccrual Basis               125      302      349      453    1,599
Loans Contractually Past Due 90 Days or More          1,384    1,475    2,343    2,232    2,226
 as to Interest or Principal Payments (Not
 Included in Nonaccrual Loans Above)
Loans Considered Troubled Debt Restructuring             75        0      108        0      113
 (Not Included in Nonaccrual Loans or
  Contractually Past Due Above)

    Management is not aware of any loans not included in the table above where serious doubt exists as to the ability of the borrower to comply with the current loan repayment terms.

    Non-accrual loans are loans which are 90 days past due and with respect to which, in Management's opinion, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis.
 Loans which are 90 days or more past due but continue to accrue interest are loans which, in Management's opinion, are well secured and are in the process of collection.

   As of December 31, 1995, there were no concentrations of loans exceeding 25% of total loans which are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due or restructured.

   The following shows the amounts of contracted interest income and interest income reflected in income on loans accounted for on a nonaccrual basis and loans considered troubled debt restructuring for the periods indicated:

                                                               (In Thousands of Dollars)

 Years ended December 31,                              1995     1994     1993     1992     1991
Gross Interest Income That Would have been             5        21       40       51       115
 Recorded if the Loans had been Current in
 Accordance with Their Original Terms
Interest Income Included in Income on the Loans        0         0        0        0         0

Investment Securities

  The investment securities portfolio decreased during 1995.  Holdings of
U. S. Treasury and U. S. Government Agency securities totaled
$31,692,000 on December 31, 1995. Obligations of states and political subdivisions totaled $6,943,000 at year-end. Other securities at year-end totaled $8,730,000. Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality.
  In general investment in securities is limited to those funds the bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

  The following table shows the book value of investment securities by type of obligation at the dates indicated:

                                                       (In Thousands of Dollars)

December 31,                                            1995     1994     1993
U.S. Treasury and Government Agencies                 31,692   29,887   31,694
Obligations of States and Political Subdivisions       6,943    8,013    6,326
Other Securities                                       8,698   10,106   13,269
                                                      47,333   48,006   51,289



























A summary of securities held at December 31, 1995, classified according to maturity and including weighted average yield for each range of maturities is set forth below:
                                                         (In Thousands of Dollars)
                                                                December 31, 1995
Types and Maturity Grouping                                      Book     Weighted
                                                                 Value    Avg. Yield (1)
U.S. Treasury and U.S. Government Agencies Securities:
   Maturing Within One Year                                       8,041    5.13%
   Maturing After One Year But Within Five Years                 21,949    5.66%
   Maturing After Five Years But Within Ten Years                     0       0
   Maturing After Ten Years                                       1,702    6.69%
   Total U.S. Treasury and U.S. Government Agencies Securities   31,692    5.58%

Obligations of States and Political Subdivision:
   Maturing Within One Year                                         763    9.79%
   Maturing After One Year But Within Five Years                  1,273    9.04%
   Maturing After Five Years But Within Ten Years                 1,897    8.79%
   Maturing After Ten Years                                       3,010    9.15%
   Total Obligations of States and Political Subdivisions         6,943    9.09%

Other Securities:
   Maturing Within One Year                                       4,037    5.22%
   Maturing After One Year But Within Five Years                  3,657    6.66%
   Maturing After Five Years But Within Ten Years                     0        0
   Maturing After Ten Years                                       1,004    5.74%
   Total Other Securities                                         8,698    5.89%

    (1) The weighted average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 34% were $25,398, $38,186, $56,693 and $93,610 for the four ranges of maturities.

Deposits

  Deposits represent the Corporation's principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits.

Average Deposits

  The following table shows the classification of average deposits for the periods indicated:
                                                      (In Thousands of Dollars)
Average Balances on December 31,                       1995     1994     1993
Noninterest-Bearing Demand Deposits                    20,631    21,227   19,418
Interest-Bearing Demand Deposits                       48,267    49,281   45,507
Savings Deposits                                       74,752    80,969   78,292
Time Deposits                                         108,626    90,750   95,568
Total Average Deposits                                252,276   242,227  238,785

  The following shows the average rate paid on the following deposit categories for the periods indicated:
Years ended December 31,                              1995     1994     1993
Interest-Bearing Demand Deposits                      2.09%    2.32%    2.76%
Savings                                               2.66%    2.79%    3.10%
Time Deposits                                         5.71%    4.74%    4.98%


A summary of time deposits of 100,000 or more as of December 31, 1995 by maturity range is shown below:

                                          (In Thousand of Dollars)


3 Months or Less Remaining Until Maturity             2,317
3 to 6 Months Remaining Until Maturity                3,523
6 to 12 Months Remaining Until Maturity               8,804
Over 12 Months Remaining Until Maturity               3,776
Total Outstanding                                    18,420






The steady increase in total deposits over the years reflects managements' efforts to continue to insure the growth of the bank and to maintain a viable banking institution. During 1995, the bank has attracted deposits due to its effort to remain competitive in the local community as to rates paid for all types of deposits particularly in the time deposit area. The bank has been at or near the top in interest rates paid to depositors throughout 1995.

Capital Resources

  The capital management function is a continuous process which consists of providing capital for both the current financial position and the anticipated future growth of the Corporation. Important to this process is internal equity generation, particularly through earnings retention. Internal capital generation is measured as the percent of return on equity multiplied by the percent of earnings retained. The return on average equity was 11.45%, 12.58% and 12.85% for 1995, 1994 and 1993, respectively.
  Total cash dividends declared in 1995 represented 35.42% of net income as compared to 34.45% in 1994 and 33.41% in 1993. The resulting internal equity growth percentage amounted to 7.39% in 1995 as compared to 8.25% in 1994 and 8.56% in 1993.

  The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31,1995, the bank subsidiary had $6,681,283 of retained earnings available for distribution and $9,638,228 not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency. The bank subsidiary is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1995, the bank subsidiary is required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The bank subsidiary's actual Tier 1 and Total Capital ratios at that date were 15.58% and 16.84% respectively. The bank subsidiary's leverage ratio at December 31, 1995 was 10.69%.

Audit

   The Company's internal auditor, who is responsible to the Audit Committee of the Board of Directors, reviews the results and performance of operating units within the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

  The Audit Committee consists of four nonemployee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; the recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee's findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Audit Committee held four meetings during 1995.

Compliance

   There are many activities in today's banking that are subject to compliance regulations. It is a very large task to implement the many requirements of compliance and to determine that all requirements are met. For example, many of the forms used in opening deposit accounts and loan accounts must subscribe to standards of format that ensures that information solicited from customers and information to be disclosed to customers is in conformance with regulations that are designed to protect and to inform the customer.

   It is an ongoing task to absorb the many changes that take place during the course of the year and to implement them in the banking system. To do this, it is necessary to provide training to bank personnel. The training segment of compliance has become extremely important in recent years. Scarcely a month goes by without some form of formal training taking place in our bank. During the past year, the Compliance Department moved into new quarters adjacent to the Main Office. The move has afforded good facilities in which to hold training sessions. Quite often, two to three sessions are required to reach all persons who need training due to conflicting schedules.

   From training, compliance objectives follow to monitoring or testing procedures. Monitoring can focus on a broad range of compliance issues and procedures, or it can be applied to limited areas. Often, the extent of monitoring relates to the complexity or length of the regulation. Upon the completion of monitoring projects, areas where training is needed may be revealed. The cycle of training, to monitoring, to training is ever continuing.

   It is our bank's mission to keep our employees well informed. We urge them to ask questions and to use initiative in becoming informed, as compliance regulations have become very complex. This all translates into efficient and better service for our customers.
















Stock Prices and Dividends


Information as to Stock Prices and Dividends

  The common stock of the Corporation is traded mostly through a local brokerage firm and some private sales. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 1995, there were 1,358 shareholders of record of common stock.

Market and Dividend Summary
Dividend Date                                         High     Low      Dividend
March 1994                                            44.00   41.75   0.38
April 1994                                                            2-for-1 stock split
June 1994                                             24.00   21.25   0.20
September 1994                                        25.50   23.50   0.20
October 1994                                                          2% Stock Dividend
December 1994                                         31.00   25.00   0.20
March 1995                                            32.00   31.00   0.20
June 1995                                             34.25   32.00   0.20
September 1995                                        36.50   34.25   0.20
October 1995                                                          2% Stock Dividend
December 1995                                         39.50   36.50   0.20

        Note: Per share data is adjusted to reflect a 2-for-1 stock split in 1994.

 Bar Graph Depicting Common Stock Book and Market Value
Year                                                Book Value Market Value
1991                                                 15.70    13.25
1992                                                 16.44    16.00
1993                                                 17.80    21.00
1994                                                 18.57    29.50
1995                                                 20.66    39.50





Hill, Barth & King, Inc.
Certified Public Accountants
255 East Market Street
Warren, Ohio 44481
Telephone (216) 373-1737
FAX (216) 373-1861



January 25, 1996






Board of Directors
Farmers National Banc Corp.
Canfield, Ohio

Independent Auditors' Report

     We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. and subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers National Banc Corp. and subsidiary as of December 31, 1995 and 1994 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



                                Hill, Barth & King, Inc.
                                Certified Public Accountants




CONSOLIDATED BALANCE SHEETS
Farmers National Banc Corp. and Subsidiary
December 31, 1995 and 1994
ASSETS                                                 1995                 1994
Cash and due from banks                               14,766,117          11,525,724
Federal funds sold                                    14,630,000           2,983,000
TOTAL CASH AND CASH EQUIVALENTS                       29,396,117          14,508,724

Securities available for sale - NOTE B                46,479,885          38,513,343
Securities held to maturity (fair value of                     0           9,122,505
  $9,434,831 for 1994) - NOTE C
Other securities                                         852,900             370,500
Loans - NOTE D                                       232,159,670         217,734,346
Less allowance for credit losses - NOTE E              2,910,838           2,746,420
NET LOANS                                            229,248,832         214,987,926

Premises and equipment, net - NOTE F                   5,563,232           4,121,382
Other assets                                           2,687,806           2,820,447
                                                     314,228,772         284,444,827

LIABILITIES AND STOCKHOLDERS EQUITY

Deposits (all domestic):
     Noninterest-bearing                              23,586,312          24,598,424
     Interest-bearing - NOTE H                       244,368,461         219,703,940
TOTAL DEPOSITS                                       267,954,773         244,302,364

Short-term borrowings:
     U.S. Treasury interest-bearing demand note          748,470             792,011
     Securities sold under repurchase agreements       9,847,119           9,211,919
        - NOTE I
TOTAL SHORT-TERM BORROWINGS                           10,595,589          10,003,930
Other liabilities and deferred credits                 1,702,145           1,223,266
TOTAL LIABILITIES                                    280,252,507         249,388,904

Commitments and contingent liabilities - NOTE J
Stockholders equity - NOTE K:
     Common Stock - $2.50 par value per share          4,111,398           3,892,480
     Authorized 2,400,000 shares; issued and
     outstanding 1,644,559 in 1995 and
     1,556,992 in 1994.
Additional paid-in capital                            16,059,118          13,300,977
Retained earnings                                     13,591,018          12,385,429
Unrealized appreciation (depreciation) on debt           214,731            (663,619)
 securities, net of applicable income taxes
TOTAL STOCKHOLDERS EQUITY                             33,976,265          28,915,267
                                                     314,228,772         284,444,827

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
Farmers National Banc Corp. and Subsidiary
Years Ended December 31, 1995,1994 and 1993
                                                           1995              1994              1993
INTEREST INCOME
     Interest and fees on loans                        18,580,412        16,911,283          16,971,479
     Interest and dividends on securities:
          Taxable interest                              2,154,188         2,141,376           2,451,230
          Nontaxable interest                             435,332           423,123             394,980
          Dividends                                        25,987            20,527              18,415
     Interest on deposits with banks                        3,447                 0               5,844
     Interest on federal funds sold                       761,257           234,334             324,171
TOTAL INTEREST INCOME                                  21,960,623        19,730,643          20,166,119

INTEREST EXPENSE
     Deposits                                           9,199,760         7,694,588           8,450,275
     Short-term borrowings                                488,110           305,297             287,967
TOTAL INTEREST EXPENSE                                  9,687,870         7,999,885           8,738,242
NET INTEREST INCOME                                    12,272,753        11,730,758          11,427,877
Provision for credit losses                               270,000           330,000             620,000
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES  12,002,753        11,400,758          10,807,877

OTHER INCOME
     Service charges on deposit accounts                  972,325           940,077             933,791
     Investment security gains (losses)                      (197)           88,327              56,509
     Other operating income                               370,261           329,179             308,096
TOTAL OTHER INCOME                                      1,342,389         1,357,583           1,298,396
                                                       13,345,142        12,758,341          12,106,273

OTHER EXPENSES
     Salaries and employee benefits - NOTE L            4,127,380         3,748,069           3,543,575
     Net occupancy expense of premises                    540,242           466,006             464,014
     Furniture and equipment expense, including           463,097           540,810             524,105
      depreciation
     Federal deposit insurance                            283,869           540,895             529,407
     State and local taxes                                439,918           389,988             347,613
     Other operating expenses                           2,264,407         2,069,623           2,064,535
TOTAL OTHER EXPENSES                                    8,118,913         7,755,391           7,473,249
INCOME BEFORE FEDERAL INCOME TAXES                      5,226,229         5,002,950           4,633,024

FEDERAL INCOME TAXES - NOTE M                           1,650,000         1,579,000           1,473,000
NET INCOME                                              3,576,229         3,423,950           3,160,024

NET INCOME PER SHARE                                         2.22              2.22                2.13

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
Farmers National Banc Corp. and Subsidiary
Years Ended December 31, 1995, 1994, and 1993
Years ended December 31,                                     1995               1994                1993
COMMON STOCK
     Balance at beginning of year                          3,892,480          3,652,140          3,451,745
     31,956 shares issued as a 2% stock dividend in 1995,     79,890             75,525             70,980
      30,210 in 1994 and 14,196 in 1993, including
      fractional shares
     55,611 shares sold in 1995, 57,973 in 1994 and          139,028            164,815            129,415
      25,833 in 1993.
     Balance at end of year                                4,111,398          3,892,480          3,652,140

ADDITIONAL PAID-IN CAPITAL
     Balance at beginning of year                         13,300,977         11,260,621          9,893,789
     Excess proceeds over par value of shares sold         1,735,549          1,360,631            877,070
     Excess of fair value over par value of shares         1,022,592            679,725            489,762
      issued as stock dividends, including
      fractional shares
     Balance at end of year                               16,059,118         13,300,977         11,260,621

RETAINED EARNINGS
     Balance at beginning of year                         12,385,429         10,896,312          9,352,933
     Net income                                            3,576,229          3,423,950          3,160,024
     Dividends declared:
        $.80 cash dividends per share in 1995,            (1,268,158)        (1,179,583)        (1,055,903)
         $.98 in 1994 and $1.50 in 1993.
        Stock dividends                                   (1,102,482)          (755,250)          (560,742)
     Balance at end of year                               13,591,018         12,385,429         10,896,312

UNREALIZED APPRECIATION (DEPRECIATION) ON DEBT SECURITIES
     Balance at beginning of year                           (663,619)          187,006                   0
     Net change in unrealized appreciation (depreciation)    878,350          (850,625)            187,006
      on debt securities, net of income taxes.
     Balance at end of year                                  214,731          (663,619)            187,006
TOTAL STOCKHOLDERS EQUITY AT END OF YEAR                  33,976,265        28,915,267          25,996,079

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Farmers National Banc Corp. and Subsidiary
Years Ended December 31, 1995, 1994, and 1993
                                                        1995                 1994                1993
CASH FLOWS FROM OPERATING ACTIVITIES
     Interest received                                22,784,609          20,697,876          21,242,839
     Fees and commissions received                     1,342,586           1,291,231           1,260,112
     Interes paid                                     (9,399,584)         (8,006,238)         (8,869,251)
     Cash paid to suppliers and employees             (7,792,000)         (7,294,773)         (7,106,554)
     Income taxes paid                                (1,685,000)         (1,690,726)         (1,803,603)
NET CASH PROVIDED BY OPERATING ACTIVITIES              5,263,411           4,997,370           4,723,543

CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from maturities of investment            18,140,000          14,123,630                   0
     securities available for sale
    Proceeds from maturities of investment             2,343,086           5,966,905          20,072,870
     securities held to maturity
    Proceeds from sales of securities available        1,999,687           4,081,530                   0
     for sale
    Proceeds from sales of securities held to                  0                   0           3,061,033
     maturity
    Purchase of other securities and securities      (18,114,267)        (18,414,362)        (17,526,244)
     available for sale
    Purchase of investment securities held to         (2,639,035)         (4,041,914)        (10,528,788)
     maturity
    Net increase in loans made to customers          (16,079,770)        (14,615,389)        (12,004,114)
    Purchase of premises and equipment                (1,582,773)           (343,288)           (163,685)
    Purchase of other real estate                              0            (164,433)           (128,851)
    Proceeds from sale of other real estate              252,291                   0             752,569
NET CASH USED IN INVESTING ACTIVITIES                (15,680,781)        (13,407,321)        (16,465,210)

CASH FLOWS FROM FINANCING ACTIVITIES
    Net increase in demand deposits, NOW              (3,148,523)          3,339,998          11,704,054
     accounts and savings accounts
    Net increase (decrease) in time deposits          27,746,071           2,227,314          (5,121,729)
    Dividends paid                                    (1,167,362)           (999,957)         (1,007,330)
    Proceeds from sale of common stock                 1,874,577           1,525,446           1,006,485
       NET CASH PROVIDED BY FINANCING ACTIVITIES      25,304,763           6,092,801           6,581,480
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  14,887,393          (2,317,150)         (5,160,187)

CASH AND CASH EQUIVALENTS
    Beginning of year                                 14,508,724          16,825,874          21,986,061
    End of year                                       29,396,117          14,508,724          16,825,874

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED
    BY OPERATING ACTIVITIES
    Net income                                         3,576,229           3,423,950           3,160,024
    Adjustments to reconcile net income to net
     cash provided by operating activities:
       Depreciation                                      379,012             379,224             375,036
       Amortization and accretion                        966,775             958,468             898,412
       Provision for credit losses                       270,000             330,000             620,000
       Deferred income taxes                             (12,636)           (197,613)            (83,533)
       Gain on sale of investment securities                 197             (88,327)            (56,509)
       Other                                              83,834             191,668            (189,887)
NET CASH PROVIDED BY OPERATING ACTIVITIES              5,263,411           4,997,370           4,723,543

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
     Supplemental schedule of noncash investing
      and financing activities:
       Unrealized loss on available for sale              67,517           1,005,950              34,016
        securities
       Transfer of investment securities               4,663,982                   0          39,827,141
        available for sale
       Land exchanged for other borrowing                250,000                   0                   0

See accompanying notes to consolidated financial statements











































NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation: The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, The Farmers' National Bank of Canfield. All significant intercompany balances and transactions have been eliminated.

Nature of Operations: The company's wholly owned subsidiary, The Farmers National Bank of Canfield, operates under a national bank charter and provides full banking services. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is the northeastern region of Ohio and service is provided at nine (9) locations.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities Available for Sale: Securities available for sale are carried at fair value. Fair value is based on market price if available. If market price is not available, fair value is based on broker quotations. Deferred income taxes are provided on any unrealized appreciation or decline in value. Such appreciation or decline in value, net of deferred taxes, is reflected as a separate component of stockholders equity. The company does not utilize a trading account.

Securities Held to Maturity: Securities held to maturity are carried at amortized cost. Premiums and discounts on debt securities held to maturity are amortized to expense and accreted to income over the life of the securities using the interest method. These securities are classified as held to maturity based on management's intent and the company's ability to hold such securities to maturity.

Other Securities: Other securities include stock in the Federal Reserve Bank and the Federal Home Loan Bank and are recorded at amortized cost.

Loans: Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest income is ordinarily discontinued when a loan becomes 90 days past due as to principal or interest; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. When interest accruals are discontinued, interest credited to income in the current year is reversed. When the loan is determined to be uncollectible, interest accrued in prior years and the principal are charged to the allowance for loan losses. This policy applies to the bank's installment, real estate and commercial and industrial loans.

Loan Origination Fees and Costs: Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Impaired Loans: Impaired loans are classified according to the Financial Accounting Standards Board Statement 114, "Accounting by creditors for impairment of loans". Under this standard, the 1995 reserve for loan losses related to loans that are considered impaired would be based on discounted cash flows using the loan's initial effective interest rate and the fair value of the collateral for certain collateral dependent loans. At the present time, management did not have any loans it considers to be impaired.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


Allowance for Credit Losses: the allowance for credit losses represent the amounts which, in management's judgment, are adequate to absorb charge-offs, of existing loans which may become uncollectible. The allowance is base on management's judgment taking into consideration past loss experience, reviews of individual credits, current economic conditions and other factors considered relevant by management at the financial statement date. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowances. If additions to the original estimate of the allowance for credit losses are deemed necessary, they will be reported in earning in the period in which they become reasonably estimable.

Premises and Equipment: Premises and equipment are stated at cost. Depreciation is computed on the straight-line method.

Income Taxes: Income taxes, based on filing a consolidated return with the company's subsidiary, are provided for amounts currently due and deferred amounts arising form temporary differences between the financial accounting and income tax basis of assets and liabilities. Deferred taxes are computed on the liability method as prescribed in Statement of Financial Accounting Standards (SFAS) no. 109, "Accounting for Income Taxes".

Per Share Amounts: Earnings per share are based on weighted average shares outstanding. Average shares outstanding, per share amounts and reference to number of shares in notes to consolidated financial statements have been restated to give effect to stock dividends. Weighted average shares outstanding were 1,609,160 for 1995, 1,545,539 for 1994 and 1,486,513 for
1993.










































NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE B - SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 1995 and 1994 are summarized as follows:
                                                        1995               1994
U.S Treasury and U.S. Government agencies             31,691,768          28,966,063
Corporate debt securities                              7,702,820           9,547,280
Obligations of states and political subdivisions       6,943,089                   0
Collateralized mortgage obligations                      142,208                   0
TOTALS                                                46,479,885          38,513,343

Net unrealized gains (losses) for securities available for sale at December
31, 1995 and 1994 are summarized below:
 December 31, 1995                                    Unrealized      Unrealized        Net Unrealized
                                                      Gains             Losses           Gains (Losses)
U.S. Treasury and U. S. Government Agencies           208,710           (53,309)          155,401
Corporate debt securities                              59,924           (11,490)           48,434
Obligations of states and political subdivisions      120,542               (59)          120,483
Collateralized mortgage obligations                     3,691                 0             3,691
TOTALS                                                392,867           (64,858)          328,009

December 31, 1994
U.S. Treasury and U.S. Government Agencies                466          (785,396)         (784,930)
Corporate debt securities                                   0          (220,554)         (220,554)
TOTALS                                                    466        (1,005,950)       (1,005,484)

The fair value and book value of securities available for sale by contractual maturities at December 31, 1995 are summarized below:
                                                      Fair Value        Book Value
Due in one year or less                               12,840,773        12,839,599
Due in one year through five years                    26,878,711        26,631,845
Due after five years through ten years                 1,896,580         1,837,025
Due after ten years                                    4,863,821         4,843,407
TOTALS                                                46,479,885        46,151,876



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE B - SECURITIES AVAILABLE FOR SALE (CONTINUED)

Proceeds from sale of a security available for sale were $1,199,687 at December 31, 1995. A loss of $197 was realized on this sale.

Securities with a carrying value of $28,000,000 at December 31,1995 and $26,000,000 at December 31,1994 were pledged to secure deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

During December 1995, the Bank transferred its portfolio of securities held-to-maturity to the available-for-sale classification. The transfer was made upon adoption of the Special Report "A Guide To Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" issued by the Financial Accounting Standards Board. The amortized cost of the transferred securities was $4,543,695 and the related unrealized gain was $120,287.


NOTE C - SECURITIES HELD TO MATURITY

The book value and fair value of securities classified as held to maturity at
December 31, 1994 are as follows:
                                                                        BOOK VALUE         FAIR VALUE
U.S. Treasury and U.S.Government agencies                                 921,377            847,759
Obligations of states and political subdivisions                        8,013,420          8,043,862
Collateralized mortgage obligations                                       187,708            172,710
TOTALS                                                                  9,122,505          9,064,331










Unrealized gains and losses for securities held to maturity at December 31,
1994 are summarized as follows:
                                                   UNREALIZED          UNREALIZED        NET UNREALIZED
                                                     GAINS               LOSSES          GAINS (LOSSES)
U.S. Treasury and U.S.Government agencies                  0            (73,618)          (73,618)
Obligations of states and political subdivisions      49,680            (19,238)           30,442
Collateralized mortgage obligations                        0            (14,998)          (14,998)
TOTALS                                                49,680           (107,854)          (58,174)

Proceeds from early maturities of callable securities classified as held to maturity were $522,675 in 1994. Gross gains of $17,675 were realized on these early maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE D - LOANS

Following is a summary of loans:
December 31,                                                                 1995               1994
Real estate                                                              98,677,572           92,773,065
Installment                                                             110,805,473          100,483,979
Commercial and Industrial                                                22,676,625           24,477,302
TOTAL LOANS                                                             232,159,670          217,734,346

Nonperforming loans have not been separately classified because such loans are not material compared to total loans and nonaccrued interest is not material in relation to net income.

NOTE E - ALLOWANCE FOR CREDIT LOSSES

Following is an analysis of changes in the allowance for credit losses for the years ended December 31:
                                                        1995              1994                1993
Balance at beginning of year                          2,746,420         2,620,741          2,273,870
Additions:
     Provision for credit losses                        270,000           330,000            620,000
     Recoveries on loans previously charged off         170,879           183,050            162,569
TOTAL ADDITIONS                                       3,187,299         3,133,791          3,056,439
Credits charged off                                    (276,461)         (387,371)          (435,698)
Balance at end of year                                2,910,838         2,746,420          2,620,741

The allowance for federal income tax purposes amounted to $752,962 at December 31, 1995, which is $2,157,856 less than the allowance for financial accounting purposes.

NOTE F - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:
December 31,                                             1995            1994
Land                                                  1,180,876            816,515
Premises                                              4,780,574          3,768,748
Equipment                                             3,803,326          3,286,271
Leasehold improvements                                  178,123            293,166
                                                      9,942,899          8,164,700
Less accumulated depreciation                         4,379,666          4,043,318
NET BOOK VALUE                                        5,563,232          4,121,382

Depreciation expense was $379,012 for the year ended December 31,1995, $379,224 for 1994 and $375,036 for 1993.






















NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993



NOTE G - BRANCH ACQUISITION

In September of 1995, the bank subsidiary acquired the fixed assets, certain loans, deposits and related accruals of the Leetonia branch of Bank One. Total assets acquired were $351,485. Liabilities assumed exceeded assets by $6,060,782, which was received in cash. The acquisition cost of the branch exceeded the book value of net assets by $373,422 which has been recorded as goodwill and is included in other assets in the accompanying balance sheet. Proforma consolidated financial information for the branch acquisition is not included because it was not a purchase of complete business.



NOTE H - INTEREST-BEARING DEPOSITS


Following is a summary of certificates of deposit of $100,000 or more by remaining maturities as of December 31, 1995:



Three months or less                                  2,317,427
Three to six months                                   3,522,663
Six to twelve months                                  8,803,990
Over twelve months                                    3,776,170
TOTAL                                                18,420,250




NOTE I - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND UNUSED LINES OF CREDIT

The bank subsidiary enters into sales of securities under repurchase agreements (reverse repurchase agreements). Securities underlying the agreements are U.S. Government securities with a book value including accrued interest of $12,819,579 for the year ended December 31, 1995 and $10,941,647 for 1994. The market value was $12,829,848 for 1995 and $10,556,926 for
1994. At December 31, 1995, these agreements had a weighted average interest rate of 4.45% and will mature January through March 1996. The securities, although held in safekeeping outside the bank subsidiary, were under the bank subsidiary's control. Securities sold under repurchase agreements averaged $9,498,008 in 1995 and $8,329,370 in 1994. Maximum amounts outstanding at any month end during 1995 and 1994 were $11,849,736 and $10,381,008, respectively.

The bank subsidiary has access to short term credit facilities at the Federal Home Loan Bank, which totaled $4,216,590 at December 31, 1995, and if used would require collateralization. No amounts were used as of December 31, 1995.







NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993


NOTE J - COMMITMENTS AND CREDIT RISK

The bank subsidiary utilizes equipment and conducts certain of its branch operations under noncancelable operating leases extending to 1999. The building leases include options for renewal in five to ten year increments. Rental expense charged to operations totaled $120,750 for 1995, $94,106 for 1994 and $99,111 for 1993. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1995:


                    Year ending:

                        December 31, 1996             85,728
                        December 31, 1997             85,728
                        December 31, 1998             56,720
                        December 31, 1999             30,000
TOTAL                                                258,176



The bank subsidiary maintains deposit at various banks for services such as check clearing. Such deposits, which are not legally restricted form withdrawal, amounted to $4,178,000 at December 31, 1995.

The bank subsidiary is a part to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the bank subsidiary has in particular classed of financial instruments.

The bank subsidiary's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represent by the contractual notional amount of those instruments. The bank subsidiary uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.



                                                  CONTRACT OR NOTIONAL AMOUNT

Financial instruments whose contract amounts
 represent credit risk:
     Commitments to extend credit                                  9,868,007
     Standby letters of credit and financial guarantees written      123,604



Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The bank subsidiary evaluates customers creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank subsidiary upon extension of credit, is base on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE J - COMMITMENTS AND CREDIT RISK (CONTINUED)

Standby letters of credit and financial guarantees written are conditional commitments issued by the bank subsidiary to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.


Most of the bank subsidiary's business activity is with a diversified customer base located within Mahoning and Columbiana Counties in Ohio. The concentrations of credit by type of loan are presented in Note D.


NOTE K - REGULATORY MATTERS

The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 1995, the bank subsidiary had $6,681,283 of retained earnings available for distribution and $9,638,228 not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency. The bank subsidiary is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31,1995, the bank subsidiary is required to have minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The bank subsidiary's actual Tier 1 and Total Capital ratios at that date were 15.58% and 16.84% respectively. The bank subsidiary's leverage ratio at December 31, 1995 was 10.69%.














NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE L - PENSION PLAN

The bank subsidiary has a noncontributory defined benefit pension plan covering substantially all employees. Normal retirement age is 65. Benefit payments for normal retirement are base on a percentage of employees' average monthly compensation during the last five years of employment. Funding of the plan, which is invested principally in domestic bank certificates of deposit, is based upon current service cost plus amortization of past service cost over 15 years. The company's funding policy is to generally contribute annually the maximum amount that can be deducted for federal income tax purposes. Pension expense in 1995, 1994 and 1993 was $156,253, $183,157, and $180,836 respectively.


The components of pension expense are as follows:
Years ended December 31,                               1995              1994
Service cost                                          132,605           145,518
Interest cost                                         134,030           138,907
Return on assets                                      (39,659)         (168,933)
Other                                                 (70,723)           67,665
TOTALS                                                156,253           183,157

Following is the funded status of the plan:
Years ended December 31,                                   1995               1994
Actuarial present value of benefit obligations:
     Vested benefit obligation                            1,557,215          1,868,684

     Accumulated benefit obligation                       1,573,680          1,887,156

     Projected benefit obligation                        (2,119,606)        (2,383,023)
Plan assets at fair value                                 1,738,082          2,127,866
Projected benefit obligation in excess of plan assets      (381,524)          (255,157)
Unrecognized transition gain                                 (9,070)           (10,582)
Unrecognized prior service cost                             (70,006)           (65,178)
Unrecognized net loss                                       529,188            380,304
Prepaid pension cost                                         68,588             49,387

Assumptions used to develop the net periodic pension cost were:
                                               December 31,    December 31,
                                                  1995            1994
Assumed discount rate                             6.25%           6.25%
Assumed rate of compensation increase             4.00%           4.00%
Expected rate of return on plan assets            6.25%           6.25%








NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993


NOTE M - FEDERAL INCOME TAXES

The provision for income taxes (credit) consists of the following:

Years ended December 31,                                1995               1994                1993
Current                                               1,662,636          1,776,613          1,556,553
Deferred                                                (12,636)          (197,613)           (83,553)
TOTALS                                                1,650,000          1,579,000          1,473,000

Following is a reconciliation between federal income taxes at statutory rates and actual taxes base on income before federal income taxes:
Years ended December 31,                                1995                              1994                     1993
                                                Amount          Percent of         Amount     Percent of      Amount   Percent of
                                                               pretax income                 pretax income            pretax income
Statutory tax                                   1,829,180         35%             1,751,050      35%         1,621,558   35%
Effect of nontaxable interest                    (152,360)        (3)              (148,100)     (3)          (134,293)  (3)
Other                                             (26,820)         0                (23,950)      0            (14,265)   0
ACTUAL TAX                                      1,650,000         32%             1,579,000      32%         1,473,000   32%

Deferred taxes (credit) result from certain temporary differences in the recognition of income and expenses for financial reporting and income tax purposes.  The sources and tax effects of significant temporary differences are as follows:
Years ended December 31,                              1995              1994           1993
Depreciation                                          17,176              1,330         5,387
Provision for credit losses                          (57,546)          (137,931)      (22,736)
Deferred loan fees and origination costs              29,038            (59,708)      (64,899)
Other                                                 (1,304)            (1,304)       (1,305)
TOTALS                                               (12,636)          (197,613)      (83,553)






NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE M - FEDERAL INCOME TAXES (CONTINUED)


Deferred tax liabilities (assets) are comprised of the following as of
December 31:
Deferred tax asset:                                     1995              1994
     Allowance for credit losses                      (720,279)          (664,377)
     Deferred loan fee income                         (169,733)          (244,063)
     Mark-to-market adjustment - securities                  0           (341,865)
      available for sale
     Gross deferred tax assets                        (890,012)         (1,250,305)

Deferred tax liabilities:
     Depreciation                                      376,428             356,216
     Prepaid loan origination costs                    100,005             150,007
     Mark-to-market adjustment - securities            110,619                   0
      available for sale
     Other                                              23,515              24,790
     Gross deferred tax liabilities                    610,567             531,013
                                                      (279,445)           (719,292)

No valuation allowance for deferred tax assets was recorded at December 31, 1995. Federal income taxes applicable to investment securities gains were $70 for 1995, $30,100 for 1994 and $19,200 for 1993.

NOTE N - LOANS TO RELATED PARTIES


Certain directors, executive officers and associates of such persons were loan customers during 1995. Such loans were made in the ordinary course of business under normal credit terms and do not represent more that a normal risk of collection. Following is an analysis of the amount of loans in which the aggregate of the loans to any such person exceeded $60,000 during 1995:



Total loans at December 31, 1994                      866,748
New loans                                              60,000
Repayments                                            121,812
Total loans at December 31, 1995                      804,936






NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993


NOTE O - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 1995:

Cash and cash equivalents: The carrying amounts in the consolidated balance sheets of cash and cash equivalents approximates their fair value.

Investment securities: The fair value of securities available for sale and held to maturity equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: For certain homogeneous categories of loans, such as credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be make to borrower with similar credit rating and for the same remaining maturities.

Deposits: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities sold under repurchase agreements: The carrying amount for securities sold under repurchase agreement approximates their fair value.

Short term borrowings: The carrying amounts of short-term borrowings approximates their fair value.

Commitments to extend credit, standby letters of credit and financial guarantees written: The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE O - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair values of the company's financial instruments as of
December 31, 1995 and 1994 are as follows:
                                                                  1995                               1994
                                                      CARRYING              FAIR           CARRYING      FAIR
                                                       AMOUNT               VALUE           AMOUNT       VALUE
Financial assets:
     Cash and cash equivalents                         29,396,117        29,396,117        14,508,724     14,508,724
     Investment securities:
          Available for sale                           46,479,885        46,601,970        38,513,343     38,513,343
          Held to maturity                                      0                 0         9,122,505      9,064,331
          Other securities                                852,900           852,900           370,500        370,500
     Loans - Net                                      229,248,832       229,711,573       214,987,926    211,267,542
TOTAL FINANCIAL ASSETS                                305,977,734       306,562,560       277,502,998    273,724,440
Financial liabilities:
     Deposits                                         267,954,773       269,381,383       244,302,364    244,740,039
     Securities sold under repurchase agreements        9,847,119         9,847,119         9,211,919      9,211,919
     Short term borrowings                                748,470           748,470           792,011        792,011
TOTAL FINANCIAL LIABILITIES                           278,550,362       279,976,972       254,306,294    254,743,969
Unrecognized financial instruments:
     Commitments to extend credit                       9,868,007         9,868,007         7,407,313      7,407,313
      Standby letters of credit and financial             123,604           123,604           615,763        615,763
       guarantees

NOTE P - CONDENSED FINANCIAL INFORMATION

Below is condensed financial information of Farmers National Banc Corp. (parent company only). In this information, the parent's investment in bank subsidiary is stated at cost plus equity in undistributed earning of the subsidiary since acquisition. This information should be read in conjunction with the consolidated financial statements and related notes.












NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE P - CONDENSED FINANCIAL INFORMATION (CONTINUED)

BALANCE SHEETS                                   December 31, 1995   December 31, 1994
Assets:
     Cash                                                692,398             639,734
     Receivables                                           7,918               7,918
     Investment in bank subsidiary                    33,756,098          29,526,621
                                                      34,456,414          30,174,273
Liabilities:
     Accounts payable                                    694,880             595,387
Stockholders equity
     Common stock                                      4,111,398           3,892,480
     Additional paid-in capital                       16,059,118          13,300,977
     Retained earnings                                13,591,018          12,385,429
TOTAL STOCKHOLDERS EQUITY                             33,761,534          29,578,886
                                                      34,456,414          30,174,273

           STATEMENTS OF INCOME
Years ended                                        December 31,1995   December 31, 1994  December 31, 1993
Income from subsidiary:
     Dividends                                        1,267,017          1,283,911          1,060,199
     Equity in undistributed net income               2,354,903          2,188,157          2,138,095
TOTAL INCOME FROM SUBSIDIARY                          3,621,920          3,472,068          3,198,294
Other expenses                                          (45,691)           (48,118)           (38,270)
NET INCOME                                            3,576,229          3,423,950          3,160,024














NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 Farmers National  Banc Corp. and Subsidiary
 December 31,1995, 1994, and 1993

NOTE P - CONDENSED FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOWS
Years ended                                           December 31,     December 31,       December 31,
                                                        1995              1994               1993
Cash flows from operating activities:
     Net income                                       3,576,229         3,423,950         3,160,024
     Adjustments to reconcile net income to net
      cash provided by operating activities
          Increase (decrease) in deferred director       (1,302)           (1,233)           (1,293)
           fees
          Income from subsidiary                     (3,621,920)       (3,472,068)       (3,198,294)
          Dividends received from subsidiary          1,267,017         1,283,911         1,060,199
NET CASH PROVIDED BY OPERATING ACTIVITIES             1,220,024         1,234,560         1,020,636

Cash flows from investing activities:
     Investment in subsidiary                        (1,874,575)       (1,525,446)       (1,006,485)
NET CASH USED IN INVESTING ACTIVITIES                (1,874,575)       (1,525,446)       (1,006,485)

Cash flows from financing activities:
     Dividends paid                                  (1,167,362)         (999,957)       (1,007,330)
     Proceeds from sale of common stock               1,874,577         1,525,446         1,006,485
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES     707,215           525,489              (845)
NET INCREASE IN CASH                                     52,664           234,603            13,306

CASH
     Beginning of year                                  639,734           405,131           391,825
     End of year                                        692,398           639,734           405,131


NOTE Q - RECLASSIFICATIONS

Certain items for 1994 and 1993 have been reclassified to conform with the 1995 presentation. Such reclassifications had no effect on retained earnings or stockholders equity as previously reported.



Drawing of Map of Ohio Highlighting Branch Locations


MAIN OFFICE

  20 S. Broad St., Canfield, OH 44406                         533-3341

AUSTINTOWN

  22 N. Niles-Canfield Rd. Youngstown, OH 44515               792-1411

COLONIAL PLAZA

  401 E. Main St. Canfield, OH 44406                          533-2686

CORNERSBURG

  3619 S. Meridian Rd. Youngstown, OH 44511                   793-3971

LAKE MILTON

  17817 Mahoning Ave. Lake Milton, OH 44429                   654-3351

SALEM

  1858 E. State St. Salem, OH 44460                           332-1558

WESTERN RESERVE

  102 W. Western Reserve Rd. Youngstown, OH 44514             726-8896

COLUMBIANA

  340 State Rt. 14 Columbiana, OH 44408                       482-1974

LEETONIA

  16 Walnut St. Leetonia, OH 44431                            427-2436