Form 10-K, Exhibit 13
period 1996-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 1997-03-26
CIK 709337

INSIDE FRONT COVER

BOARD OF DIRECTORS

Picture of Board of Directors


William D. Stewart, Chairman of Farmers National Banc Corp. and of the Farmers National Bank of Canfield

Richard L. Calvin, Vice Chairman of Farmers National Banc Corp.
and of the Farmers National Bank of Canfield

Frank L. Paden, President and Secretary of Farmers National Banc
Corp.; President and Chief Executive Officer of the Farmers
National Bank of Canfield

Benjamin R. Brown, President - Castruction Co.

Joseph O. Lane, President - Lane Funeral Homes, Inc. and Lane
Life Corp.

David C. Myers, President - Myers Equipment Corp.

Edward A. Ort, President - Ort Furniture Manufacturing Co.

Ronald V. Wertz, President - Boyer Insurance Inc.


                                           HIGHLIGHTS OF 1996

                         Selected Financial Data (In Thousands except Per Share Data)

                                                                                                            Percent
For the Year                                                  1996                        1995              Change
  Net Income                                                  $4,131                     $3,576             15.52%
  Return on Average Assets                                      1.27%                      1.20%             5.83%
  Return on Average Equity                                     11.60%                     11.45%             1.31%

Per Share
  Net Income                                                   $1.22                      $1.09 *           11.93%
  Book Value                                                   10.51                      10.33 *            1.74%

Balances at Year-End
  Assets                                                    $338,112                   $314,229              7.60%
  Securities                                                  47,079                     47,333             -0.54%
  Net Loans                                                  263,504                    229,249             14.94%
  Deposits                                                   283,811                    267,955              5.92%
  Stockholders Equity                                         34,809                     33,976              2.45%
  Shares Outstanding                                           3,311                      3,290 *            0.64%
  Cash Dividends                                               1,455                      1,268             14.75%

  * Adjusted to reflect weighted outstanding shares and adjusted for stock dividends and 2-for-1 stock split.


                         FORM 10-K

  A copy of the Annual Report filed with the Securities and Exchange Commission will be available on April 1, 1997 without charge upon written request to:

     Mr. Carl D. Culp, Treasurer
     Farmers National Banc Corp.
     20 South Broad St. P.O. Box 555
     Canfield, Ohio 44406

     Mailing address and phone:
     Farmers National Banc Corp.
     20 South Broad St. P.O. Box 555
     Canfield, Ohio 44406
     Phone:  (330) 533-3341

  The Annual Meeting of the Shareholders of Farmers
National Banc Corp. will be held at Colonial Catering at 429 Lisbon St. Canfield, Ohio on Thursday, March 27,
1997 at 3:30 p.m.

           TABLE OF CONTENTS

Highlights of 1996                1

Report to Stockholders          2-5

Officers                          6

Description of Business           7

Selected Financial Data        8-11

Management's Discussion       12-19

Stock Prices and Dividends       20

Accountant's Report              21

Financial Data                22-36



PRESIDENT'S LETTER TO STOCKHOLDERS

Dear Shareholders:

	The year 1996 is now a completed chapter in our 109 year history, a year characterized by corporate-wide achievements and individual milestones that light the way for our transition into the coming century.



        Farmers National Bank has a history of growth and success no other locally owned bank can match. This past year marks the fifteenth consecutive year that the Bank has been able to increase both assets and net income over the previous year.
With great pleasure I share some of the highlights and accomplishments of your company that were attained in 1996.



FINANCIAL PERFORMANCE

	Net income for the year reached a record high of $4.13 million, up 15.5 percent over 1995. Total assets for Farmers National
Banc Corp. at year-end were $338 million, an increase of 7.6 percent over year-end 1995.



	The net income per share was $1.22 per share in 1996 as compared to $1.09 per share in 1995. This represents an 11.9 percent increase. Cash dividends paid on Farmers National Banc Corp. common stock were $.44 per share in 1996, representing a 10 percent increase over a year ago. These amounts have been adjusted to reflect the recent two-for-one stock split that was completed on January 17, 1997. In addition to the cash dividends and stock split, the Corporation also paid shareholders a 2% stock dividend in October 1996.



	Equity, in the form of capital ratios, is a measure used in defining safety within the banking industry. The $34.8 million in Shareholder Equity gives the Corporation a 10.18 percent Tier
1 capital to average asset ratio -- well above regulatory measures and near the top percentile in comparison to our peer group of banks. Shareholder participation in the Corporation's Dividend Reinvestment Plan continues to provide a source of additional capital to the Corporation. During 1996, shareholders reinvested cash dividends of $800,000 and made additional cash contributions in the amount of $1.7 million, totaling $2.5 million that was used to purchase shares of common stock in Farmers National Banc Corp.



Picture of Bank Staff



	The higher earnings and returns were a result of several factors. Net interest income is the major factor that affects net income. In 1996, net interest income, before provision for loan losses, was $14.1 million as compared to $12.3 million in 1995. This 14 percent increase is a major reason for the favorable results for 1996. Total loans increased to record levels of $266.7 million at year-end 1996, a 15 percent increase from 1995. Other factors attributing to our successful results for 1996 include proper management of interest rate risks, ongoing monitoring of asset quality, active capital management and a tight control of overhead expenses.

	You will note from the financial information outlined in this report that Farmers National Banc Corp.'s operating and performance measurements identify continuing positive trends.
Nineteen hundred and ninety-six was a financially successful year as detailed in the accompanying review, analysis and graphs. This review summarizes careful management of operating fundamentals, size of our Corporation and shareholder return.



OPERATIONS

	During 1996, we completed the second phase of a total upgrade of data processing systems. This project included a new and improved delivery system for customer information and the implementation of a platform automation system for both loans and new accounts. These new systems enable the bank to be more efficient in delivering new products and services. Rapid changes in technology continue to challenge all business entities. We are committed to investigate and evaluate new and ongoing technology so that we can better position our Bank for the future and provide the services and products needed in the financial service industry.

	Rapid changes in technology continue to challenge all business entities. We are committed to investigate and evaluate new and ongoing technology so that we can better position our bank for the future and provide the services needed in the financial service industry.

	In October 1996, Farmers National Bank negotiated to purchase certain real estate and equipment located in Damascus, Ohio.
This site represents the tenth community banking office for Farmers National Bank. This former bank office was remodeled and opened for business on January 6, 1997. We are excited about being a part of the Damascus community and look forward to a long and rewarding relationship. This office is the third branch bank that we have opened in the past twenty-four months.


Picture of branch located in Damascus, Ohio


	Farmers National Bank will introduce "The Common Sense Card" during the first quarter of 1997. This debit card product will be made available to all depositors of Farmers National Bank and is to be used as an alternative to writing a check. We have chosen the VISA Check Card as our debit card affiliation because of it's acceptance and recognition. Transactions originated through the debit card will be processed similarly to a credit card transaction with the only difference being that funds are deducted from your checking account rather than a loan advance on your credit card. "The Common Sense Card" will automate transactions and offer the card holder additional features that I encourage you to utilize.

	Plans for 1997 also include the introduction of an automated phone system that will let our customers inquire on their accounts, transfer funds between accounts, make loan and utility payments and get current information concerning interest rates and bank products.

	Other products and services under study or in the development stage include home banking through your personal computer, check imaging and the viability of offering the non-traditional bank products -- alternative investment products, various types of insurance, annuities, financial planning and trust services.

	Another product that currently is near completion with plans to introduce in 1997, is our own WEB SITE page on the Internet.
When all details are complete, you will be able to access various information about the bank on the Internet -- our domain name will be FNB-CANF.COM. Our long range plan is to provide our customers access to the Internet through a server that will be located in our bank.

	Our management team is changing elements of operations to take into account the fundamental changes in the banking industry, including consolidation and the growing number of activities that banks engage.

	As part of our Mission Statement and 1997 Strategic Plan, "... through the provisions of high quality, modern, progressive, and a complete line of products and services, The Farmers National
Bank attempts to meet the financial needs of its customers. Our corporate mission is to maximize shareholder value and to act as the financial leader in the communities we serve as a locally owned, independent community banking organization."



Picture of Bank Staff


	Everyone associated with Farmers National Bank would agree that 1996 was a noteworthy year in the storied history of this institution. As you recall, at the annual shareholder meeting held on March 28, 1996, Mr. William D. Stewart announced significant management changes that were to take place in 1996.
The major thrusts of his message were changes in the executive and senior management positions of the bank. This management succession plan had been in planning over two years ago. The
Board of Directors crafted the final chapter of this plan and used 1996 as the "transition" year for this new management team to be fully acclimated in their new positions by March 27, 1997, the date for this year's annual shareholder meeting. We have taken the opportunity to include various photos of this new management team. This group of individuals is a very dedicated, loyal group of individuals that are strongly committed to the continued success of Farmers National Bank. This group has many years of service with Farmers National Bank and each one of them has had the opportunity to work under the leadership of Mr.
William D. Stewart and Mr. Richard L. Calvin. As planned in the year of transition, Mr. Stewart and Mr. Calvin both provided their expertise and knowledge to management as everyone moved forward in their new roles during 1996.



Picture of William D. Stewart and Richard L. Calvin



	Mr. William D. Stewart, Chairman of the Board and Mr. Richard
L. Calvin, Vice Chairman of the Board will officially step down as Executive Officers of the Bank at the annual reorganization meeting that will be held immediately following the Annual
Shareholder Meeting on March 27, 1997. Combined, these two individuals have given Farmers National Bank a total of sixty-four years of service.

	Mr. Stewart started with the bank in 1967. He was elected to the Board of Directors in 1971 and was appointed as President in 1972, replacing Asa I. Skelton. He served in that capacity until 1996 at which time he was named Chairman of the Board. His vision and leadership guided Farmers National Bank through a period of unprecedented growth and expansion. In 1972, Farmers' total assets were $43 million and the bank had three offices.
Mr. Stewart's efforts over the next twenty-three years saw the bank grow to ten community locations and assets in excess of $330 million. Mr. Stewart's accomplishments can be best recognized as evidenced by the strong community support that Farmers National Bank has gained through his leadership.
Management, sound and safe business decisions, and his ability to gain shareholder support and loyalty are achievements that did not go unnoticed. Bill will continue to serve on the Board of Directors.

	Mr. Calvin was recently recognized for his thirty-five years of service to Farmers National Bank. He started with the bank in 1961 and held an officer title until being appointed as Executive Vice President in 1972 and was elected as a Director in 1975. Mr. Calvin was very instrumental in the development of the bank's branch network. The Austintown Office was opened in 1959 with Mr. Calvin serving as Manager of that office from 1961 to 1975, at which time he moved to the Main Office in Canfield.
In his role as the chief operating officer, Richard guided the development of the bank as a single back-office system into a more efficient operating entity able to meet the regulatory requirements for the banking industry. Richard, too, will continue to serve as a Director.

	On a personal note, I want to express my sincere appreciation to both of these gentlemen. They have instilled a sense of pride and honor to all of us working for Farmers National Bank.
Their efforts, loyalty and leadership are characteristics that will be used to help guide your Corporation in the twenty-first century. Thanks for a job well done. We wish a long and healthy retirement for both Bill & Wilma and Richard & Corrine, as they enjoy time with their children and grandchildren.

	In closing, I would like to offer special thanks to our shareholders, directors, officers, employees and customers for their loyal patronage of our services and steadfast commitment to our bank. We are extremely confident as we prepare for the twenty-first century, and we welcome you to be a part of it.



                                           Sincerely,


                                           Frank L. Paden
                                           President & CEO



                                   OFFICERS

                    Officers - Farmers National Banc Corp.

William D. Stewart            Richard L. Calvin            Frank L. Paden
    Chairman                    Vice Chairman           President and Secretary

   Carl D. Culp                Donald F. Lukas           Adrianne R. Kempers
Executive Vice President     Senior Vice President            Auditor
   & Treasurer



               Farmers National Bank of Canfield
                      Officers & Management

     Frank L. Paden                        Andrew A. Baird
     President & CEO                      Assistant Cashier,
                                        Manager - Data Center

      Carl D. Culp                        Daniel G. Cerroni
Executive Vice President,                 Assistant Cashier
      Cashier & CFO                  Main Office Loan Department

     Donald F. Lukas                      Joseph E. Chapman
 Senior Vice President,                   Assistant Cashier,
      Bank Systems                 Manager - Collection Department

  Adrianne R. Kempers                     Merle C. Garritano
       Auditor                     Assistant Cashier/Consumer Loans

    Mark L. Graham                           Diane Moran
Vice President/Loan Administrator      Mortgage Loan Department

   Anthony F. Peluso                        Janine M. Cox
Vice President/Human Resources          Credit Administration

    Alfred F. Ridel                           Joanie Orr
Vice President/Consumer Loans      General Ledger Accounting Officer

  Charles L. Burgoyne                      Phyllis A. Welton
Assistant Vice President,                  Assistant Cashier,
Loan Review & Compliance              Manager - Bookkeeping Dept.

  Bradley S. Henderson                      Gary J. Rosati
   Assistant Vice President,              Staff Legal Counsel
Branch Administration & Security

    Roy A. Jackson                         Dorothy J. Weeden
Assistant Vice President,                  Assistant Cashier,
   Indirect Lending                      Manager - Main Office

   Barbara C. Fisher                      Pamela J. Cleghorn
  Assistant Vice President,             Manager, Colonial Plaza
Marketing & Deposit Operations

   Susan E. Miller                        Keith A. Leonard
   Assistant Vice President,              Assistant Cashier
Corporate Services Administration    Manager - Austintown Office

    Patricia C. Rosko                      Greg V. Walla
Asst. Manager, Austintown Office     Asst. Manager, Salem Office

     Geraldine J. Gbur                     Jane C. Logan
     Assistant Cashier,              Asst. Manager, Columbiana Office
Manager - Columbiana Office

        Kay A. Hedl                      Lynnita J. Kaschak
 Manager, Leetonia Office              Asst. Manager, Leetonia

     Michele M. Ossoff                     Dennis S. Vitt
  Manager, Damascus Office                Assistant Cashier,
                                     Manager - Lake Milton Office

    Jennifer C.Tikkanen                   Robert L. Rozeski
Asst. Manager, Lake Milton Office      Manager, Cornersburg Office

      Barbara L. Sitler                     Larry A. Staub
 Asst. Manager, Cornersburg               Assistant Cashier,
                                     Manager - Western Reserve Office

       Claire F. Baldwin                    Larry E. White
       Asst. Manager,                   Assistant Vice President,
   Western Reserve Office                Manager - Salem Office


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

   	     The Corporation conducts no business activities except for investment in securities permitted under the Bank Holding Company Act. The Board of Directors of the Corporation and the Bank are identical. The officers of the Corporation are William
D. Stewart, Chairman, Richard L. Calvin, Vice Chairman, Frank L. Paden, President and Secretary, Carl D. Culp, Executive Vice President and Treasurer, Donald F. Lukas, Senior Vice
President, and Adrianne R. Kempers, Auditor.

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



     The Bank's main office is located at 20 South Broad Street, Canfield, Ohio. Business is conducted at a total of ten (10) offices located in the counties of Mahoning and Columbiana in Ohio. As a national banking association, the Bank is a member of the Federal Reserve System, subject to supervision and regulation of the Comptroller of the Currency and its deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. The Bank is affected also by the monetary and fiscal policies of the United States and of various regulatory agencies.



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

	     As of December 31, 1996, the Corporation and its subsidiary had 178 employees. The bank considers its relations with its employees to be satisfactory.



Picture of Exterior of Main Office

GRAPHS AND CHARTS

Line Graph Depicting Total Deposits in Thousands

Year               Amount

1992              $231,671

1993              $240,440

1994              $244,302

1995              $267,955

1996              $283,811


Line Graph Depicting Total Assets in Thousands

Year               Amount

1992              $265,440

1993              $275,385

1994              $284,445

1995              $314,229

1996              $338,112


Line Graph Depicting Return on Average Assets

Year                Rate

1992                1.10%

1993                1.16%

1994                1.22%

1995                1.20%

1996                1.27%


Line Graph Depicting Net Income in Thousands

Year               Amount

1992               $2,825

1993               $3,160

1994               $3,424

1995               $3,576

1996               $4,131


Line Graph Depicting Net Loans in Thousands

Year               Amount

1992              $189,813

1993              $200,993

1994              $214,988

1995              $229,249

1996              $263,504


Line Graph Depicting Net Income Per Share

Year                Rate

1992                $0.97

1993                $1.04

1994                $1.09

1995                $1.09

1996                $1.22


Line Graph Depicting Efficiency Ratio

Year                Rate

1992                56.62%

1993                58.98%

1994                59.66%

1995                59.63%

1996                56.50%


Line Graph Depicting Total Stockholders Equity in Thousands

Year               Amount

1992               $22,698

1993               $25,996

1994               $28,915

1995               $33,976

1996               $34,809


                                           SELECTED FINANCIAL DATA

                                     (In Thousands except Per Share Data)
For the years Ending                                               1996     1995     1994     1993     1992
Summary of Earnings
  Total Interest Income (including fees on loans)                 $24,877  $21,961  $19,731  $20,166  $21,464
  Total Interest Expense                                           10,756    9,688    8,000    8,738   10,273
  Net Interest Income                                              14,121   12,273   11,731   11,428   11,191
  Provision for Credit Losses                                         655      270      330      620    1,310
  Total Other Income                                                1,478    1,342    1,357    1,298    1,270
  Total Other Expense                                               8,883    8,119    7,755    7,473    7,013
  Income Before Federal Income Taxes                                6,061    5,226    5,003    4,633    4,138
  Federal Income Taxes                                              1,930    1,650    1,579    1,473    1,313
  NET INCOME                                                        4,131    3,576    3,424    3,160    2,825

Per Share Data (Note)
  Net Income                                                         1.22     1.09     1.09     1.04     0.97
  Cash Dividends Paid                                                0.44     0.40     0.40     0.38     0.36
  Book Value at Year-End                                            10.51    10.33     9.29     8.90     8.22

Balances at Year-End
  Total Assets                                                    338,112  314,229  284,445  275,385  265,440
  Earning Assets                                                  319,449  294,122  268,724  260,965  248,484
  Total Deposits                                                  283,811  267,955  244,302  240,440  231,671
  Net Loans                                                       263,504  229,249  214,988  200,993  189,813
  Total Stockholder's Equity                                       34,809   33,976   28,915   25,996   22,698

Average Balances
  Total Assets                                                    325,537  297,159  279,839  273,257  256,160
  Total Stockholder's Equity                                       35,629   31,177   27,221   24,557   21,390

Significant Ratios
  Return on Average Assets (ROA)                                     1.27%    1.20%    1.22%    1.16%    1.10%
  Return on Average Equity (ROE)                                    11.60    11.45    12.58    12.85    13.12
  Average Earning Assets/Average Assets                             94.88    94.75    94.91    94.55    94.24
  Net Loans/Deposits                                                92.85    85.56    88.00    83.59    81.93
  Allowance for Credit Losses/Total Loans                            1.20     1.25     1.26     1.29     1.18
  Allowance for Credit Losses/Nonperforming Loans                  152.42   192.87   154.63    97.35    84.69
  Efficiency Ratio                                                  56.50    59.63    59.66    58.98    56.62
  Cash Dividends as a Percentage of Net Income                      35.22    35.46    34.45    33.41    32.83

Note:  Per share data is based on weighted average shares outstanding adjusted for stock dividends and 2-for-1 stock split.

                                        SELECTED FINANCIAL DATA
                         Average Balance Sheets and Related Yields and Rates
                                       (In Thousands of Dollars)
Years ended December 31,                                  1996                         1995                         1994

EARNING ASSETS

                                               AVERAGE                       AVERAGE                      AVERAGE
                                               BALANCE  INTEREST     RATE    BALANCE  INTEREST    RATE    BALANCE  INTEREST    RATE
Loans                                          $250,616  $21,519     8.59%  $221,955  $18,580     8.37%  $210,148  $16,911     8.05%
Taxable securities                               40,334    2,352     5.83     39,167    2,183     5.57     42,352    2,162     5.10
Tax-exempt securities                             7,434      683     9.19      7,266      670     9.22      7,364      651     8.84
Federal funds sold                               10,506      562     5.35     13,181      761     5.77      5,721      234     4.09
Total earning assets                            308,890   25,116     8.13    281,569   22,194     7.88    265,585   19,958     7.51

NONEARNING ASSETS

Cash and due from banks                          11,310                       11,437                       10,610
Premises and equipment                            5,597                        4,671                        4,165
Allowance for Loan Losses                        (2,946)                      (2,897)                      (2,745)
Other assets                                      2,686                        2,379                        2,224
Total Assets                                   $325,537                     $297,159                     $279,839

INTEREST-BEARING LIABILITIES

Time deposits                                  $122,973   $7,095     5.77%  $108,626   $6,205     5.71%   $90,750   $4,298     4.74%
Savings deposits                                 76,182    1,931     2.53     74,752    1,986     2.66     80,969    2,256     2.79
Demand deposits                                  51,890    1,092     2.10     48,267    1,009     2.09     49,280    1,141     2.32
Repurchase agreements                            12,075      497     4.12     10,032      440     4.39      8,832      289     3.27
Borrowings                                        2,651      142     5.36        804       48     5.97        551       16     2.90
Total Interest-Bearing Liabilities              265,771   10,757     4.05    242,481    9,688     4.00    230,382    8,000     3.47

NONINTEREST-BEARING LIABILITIES

Demand deposits                                  22,979                       20,631                       21,224
Other Liabilities                                 1,158                        2,870                        1,012
Stockholder's equity                             35,629                       31,177                       27,221
Total Liabilities and
Stockholders' Equity                           $325,537                     $297,159                     $279,839

Net interest income                                      $14,359                      $12,506                      $11,958
Net interest income to earning assets                                4.65%                        4.44%                        4.50%

Fully taxable equivalent basis computed at 35% in 1996, 1995 and 1994.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                   RESULTS OF OPERATIONS



Results of Operations

        The Corporation's net income totaled $4,131,415 during 1996, an increase of 15.52% from $3,576,229 for 1995. On a per share basis, net income was $1.22 for 1996 as compared to $1.09 for 1995 and 1994. Common comparative ratios for results of operations include the return on average assets and return on average stockholders equity. For 1996, the return on average equity was 11.60% as compared to 11.45% for 1995 and 12.58% for 1994. The return on average assets was 1.27% for 1996 as compared to 1.20% and 1.22% for 1995 and 1994, respectively.

	These results of operations are the direct result of management's concerted efforts to control expenses and increase interest from our interest bearing assets. Overall growth in deposits and the use of those funds in the loan portfolio, particularly installment and mortgage loans, together with control over the bank's general expenses have produced these results.

Net Interest Income

	Net interest income, the principal source of the Corporation's earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 1996, net interest income increased $1,848,000 or 15.06% over 1995. The increase for 1995 was $542,000 or 4.62% over 1994. Interest-earning assets averaged $308,890,000 during 1996 representing a 9.70% increase over 1995, while 1995 averaged $281,569,000 or a 6.02% increase over 1994.

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

	The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators - net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 1996 the net interest margin, measured on a fully taxable equivalent basis, totaled 4.65% in comparison to 4.44% and 4.50% for 1995 and 1994, respectively. The increase in net interest income margin in 1996 was due in part to the increase in the interest rate environment and increased loan demand.

	Total interest income was $24,877,000 for 1996 as compared to $21,961,000 and $19,731,000 for 1995 and 1994, respectively.
The 13.3% increase in interest income is largely attributed to a 14.94% increase in net loans and an increase in the interest rate earned from 8.37% to 8.59%. Net loans were $263,504,000 at year-end 1996 as compared to $229,249,000 at year-end 1995.

	Total interest expense amounted to $10,757,000 for 1996, representing an 11.03% increase from 1995 while interest expense of $9,688,000 for 1995 represents a 21.10% decrease from 1994. The increase in interest expense is primarily due to an increase in the level of time deposits and the average rate paid on these deposits. The average balances for time deposits increased by 13.2% over 1995 while the interest rate paid on those deposits increased by 6 basis points.

Return on Equity and Assets

Information for the years indicated as follows:        1996     1995     1994

  Net income to average total assets                   1.27%    1.20%    1.22%
  Net income to average equity                        11.60%   11.45%   12.58%
  Dividends per share to net income per share         36.07%   36.04%   34.96%
  Average equity to average total assets              10.94%   10.49%    9.73%


Other Income

  	Other income increased $136,000 or 10.11% from 1995. Total other income for 1995 decreased $15,000 or 1.11% from 1994. The increase in other income is a result of increased levels of service charges and fees related to deposit accounts.
Management continues to explore new products and services that could increase other income in future years.


Other Expenses

  	Total other expenses for 1996 increased 9.41% over 1995 as
compared to an increase of 4.69% from 1995 over 1994.   The rise
in other expenses is primarily due to salary and employee benefits, which increased 15.78% from 1995. This increase is the result of hiring additional employees to staff the new branch offices. At December 31, 1996, the bank employed 170 full time equivalent employees compared to 154 in 1995. State and local taxes also increased 17.05% from 1995. Management will continue to closely monitor and keep the increases in other expenses to a minimum.


Income Taxes

  	Federal income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective federal income tax rate was 32% for the periods ending 1996, 1995 and 1994.



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

  	  As of year-end 1996, the Corporation had a negative gap at both three month and twelve month time periods. This liability sensitive position typically produces a favorable contribution to earnings during a period of decreasing rates. Although in general rates may rise, the Corporation has the capacity to take steps to minimize the negative effect of such movement.

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

Interest Rate Sensitivity
                                                                      (In Thousands of Dollars)
                                                  December 31, 1996       December 31, 1995       December 31, 1994
                                                    Total Within            Total Within            Total Within
                                                3 month     12 month    3 month     12 month    3 month     12 month
Total Interest-Sensitive Assets                   $36,137    $105,161     $44,064    $100,658     $36,940     $96,137
Total Interest-Sensitive Liabilities               56,249     112,027      55,706     103,701      53,912      77,970
Total Sensitivity Gap                             (20,112)     (6,866)    (11,642)     (3,043)    (16,972)     18,167
Ratio of Interest-Sensitive Assets to
  Interest-Sensitive Liabilities                     0.64        0.94        0.79        0.97        0.69        1.23

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



  Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 1996, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 1996 amounted to $1,400,000.



  Cash flows generated from operating activities increased 19.48% to $6,289,000 in 1996 compared to $5,263,000 in 1995.
This increase is a result of an increase in total interest received, as explained in the Net Interest Income section of this report. Cash flows used in investing activities increased 128% to $35,715,000 in 1996 compared to $15,681,000 in 1995.
This is a result of increased loan demand, as net loans increased 14.9%. Cash flows provided from financing activities amount to $18,999,000 as compared to $25,305,000 in 1995. This drop is a result of a smaller increase in time deposits during 1996 compared to the activity in 1995.

Maturities and Sensitivities of Loans to Interest Rates

  The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:
                                                          (In Thousands of Dollars)
Years Ended December 31,              1996              1995                1994                1993                1992
Commercial, Financial and
 Agricultural                  $26,481      9.9%   $22,677      9.7%   $24,477     11.2%   $24,373     11.9%   $24,572     12.8%
Real Estate-Mortgage           104,389     39.2     98,678     42.5     92,773     42.6     81,726     40.1     73,043     38.0
Installment Loans to
 Individuals                   135,832     50.9    110,805     47.8    100,484     46.2     97,515     48.0     94,432     49.2
Lease Financing                      0      0.0          0      0.0          0      0.0          0      0.0         41      0.0
                               266,702    100.0    232,160    100.0    217,734    100.0    203,614    100.0    192,088    100.0
Less Unearned Income                 0                   0                   0                   0                   1
Total Loans                   $266,702    100.0%  $232,160    100.0%  $217,734    100.0%  $203,614    100.0%  $192,087    100.0%



 The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 1996:

                                          (In Thousands of Dollars)
Types of Loans              1 Year or less      1 to 5 Years        Over 5 years
  Commercial, Financial and
   Agricultural                 $7,143              $2,399             $16,939

  The amounts of commerical, financial and agricultural loans as of December 31, 1996, based on remaining scheduled repayments of principal, are shown in the following table:

                                         (In Thousands of Dollars)
Loan Sensitivities            1 Year or less      Over 1 year           Total
  Floating or Adjustable Rates
   of Interest                  $5,464              $1,740              $7,204
  Fixed Rates of Interest        1,679              17,598              19,277
  Total Loans                   $7,143             $19,338             $26,481


Loan Portfolio

	Outstanding loans increased $34,542,000 or 15% in 1996. Most of this growth occurred in the installment loan portfolio, which increased from $110,805,000 in 1995 to $135,832,000 in
1996. Real estate mortgage loans also increased from $98,678,000 in 1995 to $104,389,000 in 1996 which represents a
6% increase over the past year.

	The bank's consumer loan portfolio represents approximately 51% of the banks total loans outstanding. These loans, which consist of automobile loans, home improvement loan, home equity lines of credit and credit card plans reported a 23% growth in 1996. Consumers continue to take advantage of the low interest rate environment with loans to purchase new automobiles and make capital improvements to their homes.

	The commercial loan balances outstanding have remained relatively stable over the past few years. All commercial loans are made to local small businesses for various purposes such as equipment purchases, capital improvements, the purchase of inventory or general working capital needs. This portfolio of $26,481,000 is primarily variable rate loans that play an important role in the banks monitoring of rate sensitive assets.

Summary of Loan Loss Experience

  The following is an analysis of the allowance for loan and lease losses for the periods indicated:
                                                                 (In Thousands of Dollars)
Years Ended December 31,                                  1996     1995     1994     1993     1992
Balance at Beginning of Year                              $2,911   $2,746   $2,621   $2,274   $1,630
Loan Losses:
  Commercial, Financial and Agricultural                     (75)      (1)    (185)     (69)    (411)
  Real Estate-Mortgage                                       (22)       0        0      (16)     (63)
  Installment Loans to Individuals                          (455)    (275)    (202)    (351)    (332)
  Total Loan Losses                                         (552)    (276)    (387)    (436)    (806)
Recoveries on Previous Loan Losses:
  Commercial, Financial and Agricultural                       9       44       39       36       36
  Real Estate-Mortgage                                        15        0        0        7        0
  Installment Loans to Individuals                           160      127      143      120      104
  Total Recoveries                                           184      171      182      163      140
Net Loan Losses                                             (368)    (105)    (205)    (273)    (666)
Provision Charged to Operations (1)                          655      270      330      620    1,310
Balance at End of Year                                    $3,198   $2,911   $2,746   $2,621   $2,274
Ratio of Net Loan and Lease Losses to Average
  Net Loans and Leases Outstanding                          0.15%    0.05%    0.10%    0.14%    0.36%

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

   Provisions charged to operations increased from $270,000 in 1995 to $655,000 in 1996. The balance in the allowance for credit losses has increased substantially since 1992 to $3,198,000 or 1.20% of loans at December 31,1996. The substantial increase in provision charged to operations was a result of the 15% growth in loans during 1996.

   The allowance for possible loan and lease losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of the dates indicated:

                                                                 (In Thousands of Dollars)
December 31,                                               1996     1995     1994     1993     1992
Commercial, Financial and Agricultural                    $1,873   $1,800   $1,700   $1,692   $1,599
Real Estate-Mortgage                                         263      250      200      170       75
Installment Loans to Individuals                           1,062      861      846      759      600
                                                          $3,198   $2,911   $2,746   $2,621   $2,274

  The allocation of the allowance as shown in the table above should not be interpreted as an indication that charge-offs in 1997 will occur in the same proportions or that the allocation indicates future charge-off trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.


Loan Commitments and Lines of Credit

  In the normal course of business, the banking subsidiary has extended various commitments for credit. Commitments for mortgages, revolving lines of credit and letters of credit generally are extended for a period of one month up to one year. Normally no fees are charged on any unused portion. An annual fee of two percent is charged for the issuance of a letter of credit.

Risk Elements

The following table sets forth aggregate loans in each of the following categories for the years indicated:
                                                                             (In Thousands of Dollars)
December 31,                                                          1996     1995     1994     1993     1992
Loans Accounted For on a Nonaccrual Basis                                 $0     $125     $302     $349     $453
Loans Contractually Past Due 90 Days or More as to Interest
 or Principal Payments (Not Included in Nonaccrual Loans Above)        2,098    1,384    1,475    2,343    2,232
Loans Considered Troubled Debt Restructuring
  (Not Included in Nonaccrual Loans or Contractually Past Due Above)       0       75        0      108        0

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

   As of December 31, 1996, there were no concentrations of loans exceeding 25% of total loans which are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due or restructured.

   The following shows the amounts of contracted interest income and interest income reflected in income on loans accounted for on a nonaccrual basis and loans considered troubled debt restructuring for the periods indicated:

                                                                             (In Thousands of Dollars)
December 31,                                                          1996     1995     1994     1993     1992
Gross Interest Income That Would have been Recorded if the Loans
 had been Current in Accordance with Their Original Terms                 $0       $5      $21      $40      $51
Interest Income Included in Income on the Loans                            0        0        0        0        0

Investment Securities

  The investment securities portfolio decreased slightly during 1996. Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality.

   In general investment in securities is limited to those funds the bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

   The following table shows the book value of investment securities by type of obligation at the dates indicated:

Type                                                                  (In Thousands of Dollars)

December 31,                                                     1996          1995          1994
U.S. Treasury Securities and Government Agencies               $31,449       $31,692       $29,887
Obligations of States and Political Subdivisons                  7,501         6,943         8,013
Other Securities                                                 8,130         8,698        10,106
                                                               $47,080       $47,333       $48,006

A summary of securities held at December 31, 1996, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

                                                                 (In Thousands of Dollars)
Type and Maturity Grouping                                          December 31, 1996
                                                                                Weighted
                                                                 Book            Average
                                                                 Value          Yield (1)
U.S. Treasury and U.S. Government Agency Securities:
  Maturing Within One Year                                       $10,079          5.41%
  Maturing After One Year But Within Five Years                   18,690          5.92%
  Maturing After Five Years But Within Ten Years                       0          0.00%
  Maturing After Ten Years                                         2,680          6.47%
  Total U.S. Treasury and U.S. Government Agency Securities:     $31,449          5.80%

Obligations of States and Political Subdivisions
  Maturing Within One Year                                          $796          7.81%
  Maturing After One Year But Within Five Years                    1,070          8.22%
  Maturing After Five Years But Within Ten Years                   2,884          8.94%
  Maturing After Ten Years                                         2,751          8.96%
  Total Obligations of States and Political Subdivisions          $7,501          8.73%

Other Securities
  Maturing Within One Year                                        $2,621          6.54%
  Maturing After One Year But Within Five Years                    5,509          6.41%
  Maturing After Five Years But Within Ten Years                       0          0.00%
  Maturing After Ten Years                                             0          0.00%
  Total Other Securities                                          $8,130          6.46%

    (1) The weighted average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 34% were $21,142, $29,919, $87,652 and $83,803 for the four ranges of maturities.

Deposits

  Deposits represent the Corporation's principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits.


Average Deposits

The following table shows the classification of average deposits for the periods indicated:
                                                  (In Thousands of Dollars)
Average Balances on December 31,                   1996     1995      1994
Noninterest-Bearing Demand Deposits              $22,979   $20,631   $21,227
Interest-Bearing Demand Deposits                  51,890    48,267    49,281
Savings Deposits                                  76,182    74,752    80,969
Time Deposits                                    122,973   108,626    90,750
Total Average Deposits                          $274,024  $252,276  $242,227

The following shows the average rate paid on the following deposit categories for the periods indicated:
Years ended December 31,                              1996     1995     1994
Interest-Bearing Demand Deposits                      2.10%    2.09%    2.32%
Savings                                               2.53%    2.66%    2.79%
Time Deposits                                         5.77%    5.71%    4.74%


A summary of time deposits of $100,000 or more as of December 31, 1996 by maturity range is shown below:

                                                  (In Thousands of Dollars)
3 Months or Less Remaining Until Maturity                    $5,221
3 to 6 Months Remaining Until Maturity                        3,738
6 to 12 Months Remaining Until Maturity                       2,606
Over 12 Months Remaining Until Maturity                      10,864
Total Outstanding                                           $22,429

  The steady increase in total deposits over the years reflects managements' efforts to continue to insure the growth of the bank and to maintain a viable banking institution. During 1996, the bank has attracted deposits due to its effort to remain competitive in the local community as to rates paid for all types of deposits particularly in the time deposit area. The bank has been at or near the top in interest rates paid to depositors throughout 1996.


Capital Resources

  The capital management function is a continuous process which consists of providing capital for both the current financial position and the anticipated future growth of the Corporation. Important to this process is internal equity generation, particularly through earnings retention. Internal capital generation is measured as the percent of return on equity multiplied by the percent of earnings retained. The return on average equity was 11.60%, 11.45% and 12.58% for 1996, 1995 and
1994, respectively. Total cash dividends declared in 1996 represented 35.22% of net income as compared to 35.46% in 1995 and 34.45% in 1994. The resulting internal equity growth percentage amounted to 7.51% in 1996 as compared to 7.39% in 1995 and 8.25% in 1994.

  The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31,1996, the bank subsidiary had $2,710,723 of retained earnings available for distribution and $11,203,930 not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency. The bank subsidiary is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1996, the bank subsidiary is required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The bank subsidiary's actual Tier 1 and Total Capital ratios at that date were 14.09% and 15.34% respectively.
 The bank subsidiary's leverage ratio at December 31, 1996 was 10.18%.



Audit

   The Company's internal auditor, who is responsible to the Audit Committee of the Board of Directors, reviews the results and performance of operating units within the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

  The Audit Committee consists of four nonemployee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; the recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee's findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Audit Committee held four meetings during 1996.


Compliance

	There are many activities in today's banking that are subject to compliance regulations. The bank's policies and procedures govern the way departments function and ensure fair, consistent and sound banking practices. When those policies and procedures are affected by new regulations, or regulation changes, the Compliance Department is responsible to change those policies involved, and is responsible to inform and train personnel. For example, many of the forms used in opening deposit accounts and loan accounts must subscribe to standards of format that are designed to protect and to inform the customer.

	Compliance is an ongoing effort that requires continuous training. New regulations are introduced, changes to existing regulations are made, employees change positions, and new employees are hired. Assessment is made for the training needs of the bank and then clearly communicated to all appropriate bank employees through training programs. Quite often, two to three sessions are required to reach all persons who need training due to conflicting schedules.

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

	It is our bank's mission to keep our employees well informed. We urge them to ask questions and to use initiative in becoming informed, as compliance regulations have become very complex.
This all translates in efficient and better service for our customers.


Information as to Stock Prices and Dividends

  The common stock of the Corporation is traded mostly through a local brokerage firm and some private sales. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 1996, there were 1,704 shareholders of record of common stock.

Market and Dividend Summary

Dividend Date              High      Low             Dividend

March 1995                 $32.00   $31.00             $0.20

June 1995                   34.25    32.00              0.20

September 1995              36.50    34.25              0.20

October 1995                                     2% Stock Dividend

December 1995               39.50    36.50              0.20

March 1996                  40.00    39.50              0.20

June 1996                   42.25    40.00              0.22

September 1996              44.50    42.25              0.22

October 1996                                     2% Stock Dividend

December 1996               46.25    44.50              0.24

December 1996                                    2-for-1 Stock Split


Line Graph Depicting Market Value and Book Value of Common Stock

                          Market         Book
                          Value          Value
Year

1992                      $8.00          $8.22

1993                      $10.50         $8.90

1994                      $14.75         $9.29

1995                      $19.70         $10.33

1996                      $23.13         $10.51

NOTE: Per share data is adjusted to reflect a 2:1 stock split in 1996 and 1994.



               INDEPENDENT AUDITOR'S REPORT


Hill, Barth & King, Inc.
Certified Public Accountants
Park Place South, Suite 200
155 South Park Avenue
Warren, Ohio 44481
Telephone (330) 394-3773
FAX (330) 395-3713





                      January 23, 1997

Board of Directors
Farmers National Banc Corp.
Canfield, Ohio


                Independent Auditors' Report


     We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. and subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers National Banc Corp. and subsidiary as of December 31, 1996 and 1995 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.




                             Hill, Barth & King, Inc.
                             Certified Public Accountants



                         CONSOLIDATED BALANCE SHEETS
December 31,                                                     1996           1995

ASSETS
Cash & due from banks                                          $13,302,154    $14,766,117
Federal funds sold                                               5,667,000     14,630,000
                            TOTAL CASH AND CASH EQUIVALENTS     18,969,154     29,396,117

Securities available for sale - NOTE B                          45,611,788     46,479,885
Other securities                                                 1,467,650        852,900

Loans - NOTE C                                                 266,702,323    232,159,670
Less allowance for credit losses - NOTE D                        3,197,889      2,910,838
                                                  NET LOANS    263,504,434    229,248,832

Premises and equipment, net - NOTE E                             5,697,598      5,563,232
Other assets                                                     2,861,617      2,687,806
                                                              $338,112,241   $314,228,772

LIABILITIES AND STOCKHOLDERS EQUITY
Deposits (all domestic):
        Noninterest-bearing                                    $23,468,432    $23,586,312
         Interest-bearing  - NOTE F                            260,342,434    244,368,461
                                             TOTAL DEPOSITS    283,810,866    267,954,773

Short-term borrowings:
        U. S. Treasury interest-bearing demand note                622,129        748,470
        Securities sold under repurchase agreements - NOTE G    15,748,622      9,847,119
        Federal Home Loan Bank advances                          1,400,000              0
                                TOTAL SHORT-TERM BORROWINGS     17,770,751     10,595,589

Other liabilities and deferred credits                           1,721,635      1,702,145
                                          TOTAL LIABILITIES    303,303,252    280,252,507

Commitments and contingent liabilities - NOTE H
Stockholders Equity - NOTES I, J:
        Common Stock - no par value in 1996 and $2.50 par
          value per share in 1995; authorized 5,000,000
          shares in 1996 and 2,400,000 in 1995; issued
          and outstanding 3,311,268 in 1996 and
          1,644,559 in 1995.                                    24,253,806      4,111,398
Additional paid-in capital                                               0     16,059,118
Retained earnings                                               14,766,370     13,591,018
Unrealized appreciation on debt securities,
  net of applicable income taxes                                   108,191        214,731
Treasury stock, 164,544 shares at cost                          (4,319,378)             0
                                  TOTAL STOCKHOLDERS EQUITY     34,808,989     33,976,265
                                                              $338,112,241   $314,228,772

             See accompanying notes to consolidated financial statements

                         CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31,                          1996           1995           1994

INTEREST INCOME
Interest and fees on loans                      $21,519,178    $18,580,412    $16,911,283
Interest and dividends on securities:
       Taxable interest                           2,256,701      2,154,188      2,141,376
        Nontaxable interest                         444,322        438,779        423,123
        Dividends                                    94,782         25,987         20,527
Interest on federal funds sold                      562,115        761,257        234,334
                       TOTAL INTEREST INCOME     24,877,098     21,960,623     19,730,643

INTEREST EXPENSE
Deposits                                         10,117,809      9,199,760      7,694,588
Short-term borrowings                               638,514        488,110        305,297
                      TOTAL INTEREST EXPENSE     10,756,323      9,687,870      7,999,885
                         NET INTEREST INCOME     14,120,775     12,272,753     11,730,758
Provision for credit losses                         655,000        270,000        330,000
                   NET INTEREST INCOME AFTER
                 PROVISION FOR CREDIT LOSSES     13,465,775     12,002,753     11,400,758

OTHER INCOME
Service charges on deposit accounts               1,089,891        972,325        940,077
Investment security gains (losses)                        0           (197)        88,327
Other operating income                              388,258        370,261        329,179
                          TOTAL OTHER INCOME      1,478,149      1,342,389      1,357,583
                                                 14,943,924     13,345,142     12,758,341
OTHER EXPENSES
Salaries and  employee benefits - NOTE K          4,778,702      4,127,380      3,748,069
Net occupancy expense of premises                   525,033        540,242        466,006
Furniture and equipment expense,
        including depreciation                      520,610        463,097        540,810
State and local taxes                               514,943        439,918        389,988
Other operating expenses                          2,543,221      2,548,276      2,610,518
                       TOTAL OTHER EXPENSES       8,882,509      8,118,913      7,755,391
          INCOME BEFORE FEDERAL INCOME TAXES      6,061,415      5,226,229      5,002,950
FEDERAL INCOME TAXES - NOTE L                     1,930,000      1,650,000      1,579,000
                                  NET INCOME     $4,131,415     $3,576,229     $3,423,950

NET INCOME PER SHARE                                  $1.22          $1.09          $1.09

            See accompanying notes to consolidated financial statements

                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended December 31,                                         1996           1995           1994
COMMON STOCK
    Balance at beginning of year                                $4,111,398     $3,892,480     $3,652,140
    33,729 shares issued as a 2% stock dividend in 1996,
     31,956 in 1995 and 30,210 in 1994, including
      fractional shares.                                         1,500,940         79,890         75,525
    59,618 shares sold in 1996,
     55,611 in 1995 and 57,973 in 1994.                          2,582,350        139,028        164,815
    Transfer of additional paid-in capital to common stock      16,059,118              0              0
    Balance at end of year                                      24,253,806      4,111,398      3,892,480

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of year                                16,059,118     13,300,977     11,260,621
    Excess proceeds over par value of shares sold
     in 1995 and 1994                                                           1,735,549      1,360,631
    Excess of fair value over par value of shares issued as
     stock dividends in 1995 and 1994, including
      fractional shares                                                         1,022,592        679,725
    Transfer of balance to common stock in 1996.               (16,059,118)             0              0
    Balance at end of year                                               0     16,059,118     13,300,977

RETAINED EARNINGS
    Balance at beginning of year                                13,591,018     12,385,429     10,896,312
    Net income                                                   4,131,415      3,576,229      3,423,950
    Dividends declared:
      $.88 cash dividends per share in 1996,
      $.80 in 1995 and $.98 in 1994.                            (1,455,123)    (1,268,158)    (1,179,583)
    Stock dividends                                             (1,500,940)    (1,102,482)      (755,250)
    Balance at end of year                                      14,766,370     13,591,018     12,385,429

UNREALIZED APPRECIATION (DEPRECIATION)
ON DEBT SECURITIES
    Balance at beginning of year                                   214,731       (663,619)       187,006
    Net change in unrealized appreciation (depreciation) on
     debt securities, net of income taxes.                        (106,540)       878,350       (850,625)
    Balance at end of year                                         108,191        214,731       (663,619)

TREASURY STOCK, AT COST
    Balance at beginning of year                                         0              0              0
    Purchase of treasury stock                                  (4,319,378)             0              0
    Balance at end of year                                      (4,319,378)             0              0
                   TOTAL STOCKHOLDERS EQUITY AT END OF YEAR    $34,808,989    $33,976,265    $28,915,267

                   See accompanying notes to consolidated financial statements


                                CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,                                                    1996           1995           1994
CASH FLOW FROM OPERATING ACTIVITIES
  Interest received                                                       $25,979,036    $22,784,609    $20,697,876
  Fees and commissions received                                             1,418,149      1,342,586      1,291,231
  Interest paid                                                           (10,758,848)    (9,399,584)    (8,006,238)
  Cash paid to suppliers and employees                                     (8,274,784)    (7,779,200)    (7,294,773)
  Income taxes paid                                                        (2,075,000)    (1,685,000)    (1,690,726)
                             NET CASH PROVIDED BY OPERATING ACTIVITIES      6,288,553      5,263,411      4,997,370

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investment securities available for sale     14,329,066     18,140,000     14,123,630
  Proceeds from maturities of investment securities held to maturity                0      2,343,086      5,966,905
  Proceeds from sales of investment securities available for sale                   0      1,999,687      4,081,530
  Purchases of other securities and securities available for sale         (14,466,574)   (18,114,267)   (18,414,362)
  Purchases of investment securities held to maturity                               0     (2,639,035)    (4,041,914)
  Net increase in loans made to customers                                 (35,031,303)   (16,079,770)   (14,615,389)
  Purchases of premises and equipment                                        (545,977)    (1,582,773)      (343,288)
  Purchase of other real estate                                                     0              0       (164,433)
  Proceeds from sale of other real estate                                           0        252,291              0
                                 NET CASH USED IN INVESTING ACTIVITIES    (35,714,788)   (15,680,781)   (13,407,321)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits,
    NOW accounts and savings accounts                                        (906,533)    (3,148,523)     3,339,998
  Net increase in time deposits                                            21,380,975     27,746,071      2,227,314
  Net increase in Federal Home Loan Bank Borrowings                         1,400,000              0              0
  Purchase of Treasury Stock                                               (4,319,378)             0              0
  Dividends paid                                                           (1,138,142)    (1,167,362)      (999,957)
  Proceeds from sale of common stock                                        2,582,350      1,874,577      1,525,446
                             NET CASH PROVIDED BY FINANCING ACTIVITIES     18,999,272     25,304,763      6,092,801
                  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    (10,426,963)    14,887,393     (2,317,150)

CASH AND CASH EQUIVALENTS
  Beginning of year                                                        29,396,117     14,508,724     16,825,874
  End of year                                                             $18,969,154    $29,396,117    $14,508,724

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATIONS
  Net income                                                               $4,131,415     $3,576,229     $3,423,950
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                              394,384        379,012        379,224
    Amortization and accretion                                              1,177,727        966,775        958,468
    Provision for credit losses                                               655,000        270,000        330,000
    (Gain) Loss on sale of investment securities                                    0            197        (88,327)
    Deferred income taxes                                                     (70,000)       (12,636)      (197,613)
    Other                                                                          27         83,834        191,668
                             NET CASH PROVIDED BY OPERATING ACTIVITIES     $6,288,553     $5,263,411     $4,997,370

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
 Supplemental schedule of noncash investing and financing activities:
  Unrealized loss on available for sale securities                            $48,228        $67,517     $1,005,950
  Transfer of investment securities available for sale                              0      4,663,982              0
  Land exchanged for other borrowing                                                0        250,000              0

                   See accompanying notes to consolidated financial statements



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation: The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, The Farmers' National Bank of Canfield.
All significant intercompany balances and transactions have been eliminated.

Nature of Operations: The company's wholly owned subsidiary, The Farmers National Bank of Canfield, operates under a national bank charter and provides full banking services. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is the northeastern region of Ohio and service is provided at ten (10) locations.


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


Securities Available for Sale: Securities available for sale are carried at fair value. Fair value is based on market price if available. If market price is not available, fair value is based on broker quotations. Deferred income taxes are provided on any unrealized appreciation or decline in value. Such appreciation or decline in value, net of deferred taxes, is reflected as a separate component of stockholders equity. Gains and losses are determined using the specific identification method. The company does not utilize a trading account.


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


Impaired Loans: Impaired loans are classified according to the Financial Accounting Standards Board Statement 114, "Accounting by creditors for impairment of loans". Under this standard, the 1996 reserve for loan losses related to loans that are considered impaired would be based on discounted cash flows using the loan's initial effective interest rate and the fair value of the collateral for certain collateral dependent loans. At the present time, management did not have any loans it considers to be impaired.


Allowance for Credit Losses: the allowance for credit losses represents the amounts which, in management's judgment, are adequate to absorb charge-offs, of existing loans which may become uncollectible. The allowance is based on management's judgment taking into consideration past loss experience, reviews of individual credits, current economic conditions and other factors considered relevant by management at the financial statement date. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowances. If additions to the original estimate of the allowance for credit losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable.

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

Per Share Amounts: Earnings per share are based on weighted average shares outstanding. Average shares outstanding, per share amounts and reference to number of shares in notes to consolidated financial statements have been restated to give effect to stock dividends. Weighted average shares outstanding were 3,378,142 for 1996, 3,282,686 for 1995 and 3,152,900 for
1994.

                              NOTE B - SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 1996 and 1995 are summarized as follows:
                                                                     1996          1995
U.S. Treasury and U.S. Government agencies                       $31,448,958   $31,691,768
Corporate debt securities                                          6,661,560     7,702,820
Obligations of states and political subdivisions                   7,501,270     6,943,089
Collateralized mortgage obligations                                        0       142,208
                                                        TOTALS   $45,611,788   $46,479,885

Net unrealized gains (losses) for securities available for sale at December 31, 1996 and 1995 are summarized below:
                                                                    UNREALIZED    UNREALIZED      NET UNREALIZED
December 31, 1996                                                     GAINS         LOSSES             GAINS
U.S. Treasury and U.S. Government agencies                           $82,250      ($36,892)           $45,358
Corporate debt securities                                             41,705       (10,171)            31,534
Obligations of states and political subdivisions                      88,200        (1,165)            87,035
                                                        TOTALS      $212,155      ($48,228)          $163,927

December 31, 1995
U.S. Treasury and U.S. Government agencies                          $208,710      ($53,309)          $155,401
Corporate debt securities                                             59,924       (11,490)            48,434
Obligations of states and political subdivisions                     120,542           (59)           120,483
Collateralized mortgage obligations                                    3,691             0              3,691
                                                        TOTALS      $392,867      ($64,858)          $328,009

The fair value and book value of securities available for sale by contractual maturities at December 31, 1996 are summarized below:
                                                                  FAIR VALUE    BOOK VALUE
Due in 1 year or less                                            $13,489,952   $13,463,410
Due after one year through five years                             24,392,024    24,300,457
Due after five years through ten years                             2,595,932     2,547,945
Due after ten years                                                5,133,880     5,136,049
                                                        TOTALS   $45,611,788   $45,447,861

  Securities with a carrying value of $30,100,000 at December 31, 1996 and $28,000,000 at December 31, 1995 were pledged to secure deposits in accordance with federal and state requirements and to secure repurchase agreements sold.



                                             NOTE C - LOANS

Following is a summary of loans:
December 31,                                                        1996           1995
Real Estate                                                     $105,026,533    $98,703,845
Installment                                                      133,865,605    109,291,914
Commercial and Industrial                                         26,548,440     23,302,163
  Subtotal                                                       265,440,578    231,297,922
Net origination and deferred loan fees                             1,261,745        861,748
                                                  TOTAL LOANS   $266,702,323   $232,159,670

 Nonperforming loans have not been separately classified because such loans are not material compared to total loans and nonaccrued interest is not material in relation to net income.

                              NOTE D - ALLOWANCE FOR CREDIT LOSSES

Following is an analysis of changes in the allowance for credit losses for the years ended December 31:
                                                                     1996           1995           1994
Balance at beginning of year                                      $2,910,838     $2,746,420     $2,620,741
Additions:
 Provision for credit losses                                         655,000        270,000        330,000
 Recoveries on loans previously charged off                          184,098        170,879        183,050
                                              TOTAL ADDITIONS      3,749,936      3,187,299      3,133,791
Credits charged off                                                 (552,047)      (276,461)      (387,371)
Balance at end of year                                            $3,197,889     $2,910,838     $2,746,420

 The allowance for federal income tax purposes amounted to $752,962 at December 31, 1996, which is $2,444,927 less than the allowance for financial accounting purposes.

                               NOTE E - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:
December 31,                                                         1996           1995
Land                                                              $1,204,876     $1,180,876
Premises                                                           4,987,755      4,780,574
Equipment                                                          3,481,239      3,803,326
Leasehold Improvements                                               179,778        178,123
                                                                   9,853,648      9,942,899
Less accumulated depreciation                                      4,156,050      4,379,667
                                               NET BOOK VALUE     $5,697,598     $5,563,232

Depreciation expense was $394,384 for the year ended December 31, 1996, $379,012 for 1995 and
$379,224 for 1994.

                                NOTE F - INTEREST-BEARING DEPOSITS

Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 1996:

1997                                                             $69,703,188
1998                                                              39,205,874
1999                                                               4,953,892
2000                                                               8,165,424
2001 and thereafter                                                9,071,049
                                                        TOTAL   $131,099,427

Following is a summary of certificates of deposit of $100,000 or more by remaining maturities as of December 31, 1996:

Three months or less                                              $5,221,113
Three to six months                                                3,737,601
Six to twelve months                                               2,606,127
Over twelve months                                                10,864,346
                                                        TOTAL    $22,429,187


NOTE G - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND UNUSED
LINES OF CREDIT

The bank subsidiary enters into sales of securities under repurchase agreements (reverse repurchase agreements). Securities underlying the agreements are U.S. Government securities with a book value including accrued interest of $16,925,491 for the year ended December 31, 1996 and $12,819,579 for 1995. The market value was $16,923,236 for 1996 and $12,829,848 for 1995. At December 31, 1996, these agreements had a weighted average interest rate of 4.55% and will mature January through March 1997. The securities, although held in safekeeping outside the bank subsidiary, were under the bank subsidiary's control. Securities sold under repurchase agreements averaged monthly $11,691,979 in 1996 and $9,498,008 in 1995. Maximum amounts outstanding at any month end during 1996 and 1995 were $15,748,622 and $11,849,736, respectively.


The bank subsidiary has access to short term credit facilities at the Federal Home Loan Bank, which totaled $11,424,000 at December 31, 1996. At December 31, 1996, the total advances outstanding was $1,400,000, and was collateralized by a blanket pledge of residential mortgage loans.



NOTE H - COMMITMENTS AND CREDIT RISK

The bank subsidiary utilizes equipment and conducts certain of its branch operations under noncancelable operating leases extending to 1999. The building leases include options for
renewal in five to ten year increments.   Rental expense charged
to operations totaled $125,129 for 1996, $120,750 for 1995 and $94,106 for 1994. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1996:


                    Year ending:

                        December 31, 1997      $85,728

                        December 31, 1998 	56,720

                        December 31, 1999 	30,000

                                       TOTAL  $172,448



The bank subsidiary is required to maintain noninterest-bearing reserve balances with the Federal Reserve Bank. The average reserve balance was $6,165,000 for 1996.

The bank subsidiary is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the bank subsidiary has in particular classes of financial instruments.



The bank subsidiary's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The bank subsidiary uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

 	CONTRACT OR NOTIONAL AMOUNT

Financial instruments whose contract amounts represent credit risk:

     Commitments to extend credit      $9,791,134

     Standby letters of credit
     and financial guarantees written  $  237,203


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The bank subsidiary evaluates customers creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank subsidiary upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties.


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

Most of the bank subsidiary's business activity is with a diversified customer base located within Mahoning and Columbiana
Counties in Ohio. The concentrations of credit by type of loan are presented in Note C.


NOTE I - STOCKHOLDERS EQUITY


On March 28, 1996, the shareholders of the company approved a resolution which amended the company's Restated Articles of Incorporation to increase the number of authorized shares of common stock from 2,400,000 shares, par value $2.50, to 5,000,000 shares, without par value. The additional paid-in capital account has been combined with common stock as presented in the Consolidated Statements of Stockholders Equity.


NOTE J - REGULATORY MATTERS


The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 1996, the bank subsidiary had $2,710,723 of retained earnings available for distribution and $11,203,930 not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency.


The bank subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the bank subsidiary's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank subsidiary must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The bank subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.



Quantitative measures established by regulation to ensure capital adequacy require the bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the bank subsidiary meets all capital adequacy requirements to which it is subject.


As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the bank subsidiary as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table reflects various measures of capital at year-end:
                                                                  Requirement
                                                                  For Capital
                                                    Actual     Adequacy Purposes:
                                      Amount        Ratio      Amount       Ratio
As of December 31, 1996
 Total Capital
    (to Risk-Weighted Assets)        $37,199,000    15.34%    $19,399,000     8.00%
 Tier I Capital
    (to Risk-Weighted Assets)        $34,166,000    14.09%     $9,700,000     4.00%
 Tier I Capital
    (to Average Assets)              $34,166,000    10.18%    $13,424,000     4.00%

As of December 31, 1995
 Total Capital
    (to Risk-Weighted Assets)        $36,072,000    16.84%    $17,141,000     8.00%
 Tier I Capital
    (to Risk-Weighted Assets)        $33,391,000    15.58%     $8,571,000     4.00%
 Tier I Capital
    (to Average Assets)              $33,391,000    10.69%    $12,496,000     4.00%


NOTE K - RETIREMENT PLANS


The bank subsidiary has a noncontributory defined benefit pension plan covering substantially all employees. Normal retirement age is 65. Benefit payments for normal retirement are based on a percentage of employees' average monthly compensation during the last five years of employment. Funding of the plan, which is invested principally in domestic bank certificates of deposit, is based upon current service cost plus amortization of past service cost over 15 years. The company's funding policy is to generally contribute annually the maximum amount that can be deducted for federal income tax purposes.



The company adopted a resolution on January 22, 1996 to terminate the defined benefit pension plan effective November 1, 1995. At December 31, 1996 the plan assets exceeded plan obligations by $65,645. Management's intent is to allocate this surplus to each qualified participant on a pro-rata basis. All plan assets will be distributed upon approval of the necessary authorities. Pension expense for the defined benefit plan was $17,295 in 1996, $156,253 in 1995 and $183,157 in 1994.



In May, 1996, the company adopted a qualified 401(k) deferred compensation, noncontributory Retirement Savings Plan. All employees of the bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation, not to exceed 15%, pursuant to section 401(k) of the Internal Revenue Code. The company matches a percentage of the participants' voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the company may make an additional profit sharing contribution to the plan. Company contributions to the 401(k) plan were $161,435 for the year ended December 31, 1996.

The components of pension expense related to the defined benefit plan for the year ended December 31, 1995 are as follows:

Service cost                                             $132,605
Interest cost                                             134,030
Return on assets                                          (39,659)
Other                                                     (70,723)
                                            TOTAL        $156,253

Following is the funded status of the plan as of December 31, 1995:

Actuarial present value of benefit obligations:
   Vested benefit obligation                           $1,557,215

   Accumulated benefit obligation                      $1,573,680

   Projected benefit obligation                       ($2,119,606)
Plan assets at fair value                               1,738,082
Projected benefit obligation in excess of plan assets    (381,524)
Unrecognized transition gain                               (9,070)
Unrecognized prior service cost                           (70,006)
Unrecognized net loss                                     529,188
Prepaid pension cost                                      $68,588

Assumptions used to develop the net periodic pension cost were:

Assumed discount rate                                       6.25%
Assumed rate of compensation increase                       4.00%
Expected rate of return on plan assets                      6.25%


NOTE L - FEDERAL INCOME TAXES

The provision for income taxes (credit) consists of the following:
Years ended December 31                 1996                          1995                          1994
Current                              $2,000,000                    $1,662,636                    $1,776,613
Deferred                                (70,000)                      (12,636)                     (197,613)
                          TOTALS     $1,930,000                    $1,650,000                    $1,579,000

Following is a reconciliation between federal income taxes at statutory rates and actual taxes based on income before federal income taxes:
Years ended December 31                               1996                          1995                          1994
                                                     Percent of                   Percent of                    Percent of
                                       Amount       pretax income    Amount      pretax income     Amount      pretax income
Statutory tax                        $2,121,500          35%       $1,829,180        35%         $1,751,050       35%
Effect of nontaxable interest          (155,510)         (3)         (152,360)       (3)           (148,100)      (3)
Other                                   (35,990)          0           (26,820)        0             (23,950)       0
                      ACTUAL TAX     $1,930,000          32%       $1,650,000        32%         $1,579,000       32%

 Deferred taxes (credit) result from certain temporary differences in the recognition of income and expenses for financial reporting and income tax purposes.  The sources and tax effects of significant temporary differences are as follows:
Years ended December 31                  1996                          1995                          1994
Depreciation                            $42,397                       $17,176                        $1,330
Provision for credit losses             (97,597)                      (57,546)                     (137,931)
Deferred loan fees and
  origination costs                     (13,496)                       29,038                       (59,708)
Other                                    (1,304)                       (1,304)                       (1,304)
                          TOTALS       ($70,000)                     ($12,636)                    ($197,613)

Deferred tax liabilities (assets) are comprised of the following at December 31:
Deferred tax asset:                      1996                          1995
   Allowance for credit losses        ($817,876)                    ($720,279)
   Deferred loan fee income            (134,501)                     (169,733)
   Gross deferred tax assets           (952,377)                     (890,012)

Deferred tax liabilities:
   Depreciation                         420,129                       376,428
   Prepaid loan origination costs        50,002                       100,005
   Mark-to-market adjustment -
    securities available for sale        55,734                       110,619
   Other                                 22,182                        23,515
   Gross deferred tax liabilities       548,047                       610,567
                                      ($404,330)                    ($279,445)

 No valuation allowance for deferred tax assets was recorded at December 31, 1996.  Federal income taxes applicable to investment securities gains were $70 for 1995 and $30,100 for 1994.


NOTE M - LOANS TO RELATED PARTIES

Certain directors, executive officers and associates of such persons were loan customers during 1996. Such loans were made in the ordinary course of business under normal credit terms and do not represent more that a normal risk of collection. Following is an analysis of the amount of loans in which the aggregate of the loans to any such person exceeded $60,000 during 1996:

Total loans at December 31, 1995        $1,092,464

New  loans                                 172,204

Repayments                                 201,143

Total loans at December 31, 1996        $1,063,525


NOTE N - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS


The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December
31, 1996:

Cash and cash equivalents: The carrying amounts in the consolidated balance sheets of cash and cash equivalents approximates their fair value.

Investment securities: The fair value of securities available for sale equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: For certain homogeneous categories of loans, such as credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

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

The estimated fair values of the company's financial instruments as of December 31, 1996 and 1995 are as follows:
                                                                              1996                          1995
                                                                    CARRYING         FAIR         CARRYING         FAIR
                                                                     AMOUNT          VALUE         AMOUNT          VALUE
Financial assets:
  Cash and cash equivalents                                         $18,969,154    $18,969,154    $29,396,117    $29,396,117
  Investment securities:
    Available for sale                                               45,611,788     45,859,357     46,479,885     46,601,970
    Other securities                                                  1,467,650      1,467,650        852,900        852,900
  Loans - Net                                                       263,504,434    263,590,306    229,248,832    229,711,573
                                          TOTAL FINANCIAL ASSETS   $329,553,026   $329,886,467   $305,977,734   $306,562,560

Financial liabilities:
  Deposits                                                         $283,810,866   $284,578,528   $267,954,773   $269,381,383
  Securities sold under repurchase agreements                        15,748,622     15,748,622      9,847,119      9,847,119
  Short term borrowings                                               2,022,129      2,022,129        748,470        748,470
                                     TOTAL FINANCIAL LIABILITIES   $301,581,617   $302,349,279   $278,550,362   $279,976,972

Unrecognized financial instruments:
  Commitments to extend credit                                       $9,791,134     $9,791,134     $9,868,007     $9,868,007
  Standby letters of credit and financial guarantees                    237,203        237,203        123,604        123,604


                    NOTE O - CONDENSED FINANCIAL INFORMATION

  Below is condensed financial information of Farmers National Banc Corp. (parent company only). In this information, the parent's investment in bank subsidiary is stated at cost plus equity in undistributed earnings of the subsidiary since acquisition. This information should be read in conjunction with the consolidated financial statements and related notes.

                                                                 December 31, 1996   December 31, 1995
  BALANCE SHEETS
  Assets:
      Cash                                                              $1,197,314          $692,398
      Receivables                                                            7,918             7,918
      Investment in bank subsidiary                                     34,506,112        33,756,098
                                                                       $35,711,344       $34,456,414

  Liabilities:
      Accounts payable                                                  $1,010,546          $694,880
  Stockholders equity:
      Common stock                                                      24,253,806         4,111,398
      Additional paid-in capital                                                 0        16,059,118
      Retained earnings                                                 14,766,370        13,591,018
      Treasury Stock                                                    (4,319,378)                0
  TOTAL STOCKHOLDERS EQUITY                                             34,700,798        33,761,534
                                                                       $35,711,344       $34,456,414

  STATEMENTS OF INCOME
Years ended                                                         December 31, 1996  December 31, 1995  December 31, 1994
  Income:
     Equity in net income of subsidiary                                 $4,194,441        $3,621,920        $3,472,068
  Other expenses                                                           (63,026)          (45,691)          (48,118)
                                                      NET INCOME        $4,131,415        $3,576,229        $3,423,950

STATEMENTS OF CASH FLOWS
Years ended                                                        December 31, 1996  December 31, 1995   December 31, 1994
Cash flows from operating activities:
Net income                                                              $4,131,415        $3,576,229        $3,423,950
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Decrease in deferred director fees                                      (1,316)           (1,302)           (1,233)
    Income from subsidiary                                              (4,194,441)       (3,621,920)       (3,472,068)
    Dividends received from subsidiary                                   6,026,778         1,267,017         1,283,911
                       NET CASH PROVIDED BY OPERATING ACTIVITIES         5,962,436         1,220,024         1,234,560

Cash flows from investing activities:
  Investment in subsidiary                                              (2,582,350)       (1,874,575)       (1,525,446)
                           NET CASH USED IN INVESTING ACTIVITIES        (2,582,350)       (1,874,575)       (1,525,446)
Cash flows from financing activities:
  Purchase of Treasury Stock                                            (4,319,378)                0                 0
  Dividends paid                                                        (1,138,142)       (1,167,362)         (999,957)
  Proceeds from sale of common stock                                     2,582,350         1,874,577         1,525,446
             NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        (2,875,170)          707,215           525,489
                                            NET INCREASE IN CASH           504,916            52,664           234,603

CASH
  Beginning of year                                                        692,398           639,734           405,131
  End of year                                                           $1,197,314          $692,398          $639,734

  Cash dividends of $6,026,778, $1,267,017 and $1,283,911 were recevied from the bank subsidiary in 1996, 1995 and 1994, respectively.


INSIDE BACK COVER

Drawing of Map of Ohio Highlighting Branch Locations

MAIN OFFICE

  20 S. Broad St., Canfield, OH 44406                  533-3341


AUSTINTOWN

  22 N. Niles-Canfield Rd. Youngstown, OH 44515        792-1411


COLONIAL PLAZA

  401 E. Main St. Canfield, OH 44406                   533-2686


CORNERSBURG

  3619 S. Meridian Rd. Youngstown, OH 44511            793-3971


LAKE MILTON

  17817 Mahoning Ave. Lake Milton, OH 44429            654-3351


SALEM

  1858 E. State St. Salem, OH 44460                    332-1558


WESTERN RESERVE

  102 W. Western Reserve Rd. Youngstown, OH 44514      726-8896


COLUMBIANA

  340 State Rt. 14 Columbiana, OH 44408                482-1974


LEETONIA

  16 Walnut St. Leetonia, OH 44431                     427-2436


DAMASCUS

  29053 State Route 62 Damascus, OH 44619              537-4004