Form 10-K, Exhibit 13
period 1997-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 1998-03-12
CIK 709337

INSIDE FRONT COVER

BOARD OF DIRECTORS

Picture of Board of Directors

William D. Stewart, Chairman of Farmers National Banc Corp. and of the Farmers National Bank of Canfield

Richard L. Calvin, Vice Chairman of Farmers National Banc Corp.
and of the Farmers National Bank of Canfield

Frank L. Paden, President and Secretary of Farmers National Banc
Corp; President and Chief Executive Officer of the Farmers
National Bank of Canfield

Benjamin R. Brown, President - Castruction Co.

Joeseph O. Lane, President - Lane Funeral Homes, Inc. and Lane
Life Corp.

David C. Myers, President - Myers Equipment Corp.

Edward A. Ort, President - Ort Furniture Manufacturing Co.

Ronald V. Wertz, President - Boyer Insurance Inc.


                                              HIGHLIGHTS OF 1997

                       Selected Financial Data (In Thousands except Per Share Data)

                                                                                                                 Percent
For the Year                                                   1997                             1996              Change
  Net Income                                                  $4,742                           $4,131             14.79%
  Return on Average Assets                                      1.34%                            1.27%             5.51%
  Return on Average Equity                                     12.67%                           11.60%             9.22%

Per Share
  Net Income                                                   $1.39                            $1.20             15.83%
  Book Value                                                   11.72                            10.51             12.05%

Balances at Year-End
  Assets                                                    $368,449                         $338,112              8.97%
  Securities                                                  68,306                           47,080             45.09%
  Net Loans                                                  271,665                          263,504              3.10%
  Deposits                                                   305,830                          283,810              7.76%
  Stockholders Equity                                         40,923                           34,809             17.56%
  Shares Outstanding                                           3,491                            3,311              5.44%
  Cash Dividends                                               1,958                            1,455             34.57%

  * Adjusted to reflect weighted outstanding shares and adjusted for stock dividends.



                         FORM 10-K

  A copy of the Annual Report filed with the Securities and Exchange Commission will be available on April 1, 1998 without charge upon written request to:

     Mr. Carl D. Culp, Treasurer
     Farmers National Banc Corp.
     20 South Broad St. P.O. Box 555
     Canfield, Ohio 44406

     Mailing address and phone:
     Farmers National Banc Corp.
     20 South Broad St. P.O. Box 555
     Canfield, Ohio 44406
     Phone:  (330) 533-3341

  The Annual Meeting of the Shareholders of Farmers
National Banc Corp. will be held at Colonial Catering at 429 Lisbon St. Canfield, Ohio on Thursday, March 26,
1998 at 3:30 p.m.



            TABLE OF CONTENTS


Highlights of 1997                      1

Report to Stockholders                2-5

Officers                                6

Description of Business                 7

Graphs & Charts                       8-9

Selected Financial Data             10-11

Rate & Volume Analysis                 12

Management's Discussion             13-20

Stock Prices and Dividends             21

Accountant's Report                    22

Financial Data                      23-36



PRESIDENT'S LETTER TO STOCKHOLDERS

Dear Shareholders:

	In last year's annual report , my message told our shareholders of the history of growth and success that we have experienced during the first 109 years of existence. As we plan and prepare for the 21st Century, we will look to our history to help guide us into the future.

	Nineteen hundred ninety-seven was truly a year of significant accomplishments for the Farmers National Banc Corp. Record earnings, increased cash dividends, another new community branch bank location, and a new management team committed to the corporate mission . . . " to maximize shareholder value and act as the financial leader in the communities we serve as a locally owned, independent community banking organization."

	Your Board of Directors and Management are pleased with our 1997 results and we are very optimistic as we develop a vision for the future. It is with great pleasure that I share some of the highlights and accomplishments of your company that were attained in 1997.

FINANCIAL PERFORMANCE

	Net income for the year reached a record high of $4.74 million, up 14.8 percent over 1996. Total assets for Farmers National
Banc Corp. at year-end were $368 million, an increase of 8.9 percent over year-end 1996.

	The net income was $1.39 per share for 1997 as compared to $1.20 per share in 1996. This represents a 15.8 percent increase. Cash dividends paid on Farmers National Banc Corp. common stock were $.58 per share in 1997, representing a 31.8 percent increase over a year ago. In addition to the cash dividends, the Corporation also paid shareholders a 2% stock dividend in October 1997. That stock dividend represents the twenty-second consecutive year that your Directors approved and paid a stock dividend.

	Equity, in the form of capital ratios, is a measure used in defining safety within the banking industry. The $40.9 million in Shareholder Equity gives the Corporation an 11.1 percent total capital to asset ratio -- well above regulatory measures and near the top percentile in comparison to our peer group of banks. Shareholder participation in the Corporation's Dividend Reinvestment Plan continues to provide a source of additional capital to the Corporation. During 1997, shareholders reinvested cash dividends of $1.1 million and made additional cash contributions in the amount of $1.9 million, totaling $3 million, that was used to purchase shares of common stock in Farmers National Banc Corp.

	The market value of our common stock was $22.25 per share following the two-for-one stock split in January 1997. This market value has increased to a year-end value of $30.75 per share, a 38 percent increase during 1997. Our common stock is quoted on the OTC Bulletin Board under the symbol FMNB.

	As I reported to you in the quarterly reports, both positive earnings and growth trends were attained throughout the year.
The higher earnings and returns were a result of several factors. Net interest income is the major factor that affects net income. In 1997, net interest income, before provision for loan losses, was $15.5 million as compared to $14.1 million in 1996. This 9.4 percent increase is one of the reasons for the favorable results for 1997. Total loans increased to $275.1 million at year-end 1997, a modest 3.15 percent increase from 1996. Other factors attributing to our successful results for 1997 were a 21.8 percent increase in investment income and a
19.3 percent increase in non-interest income. With management's ability to increase the sources of income, we were also able to control the non-interest expenses. The corporation's efficiency ratio increased by nearly 180 basis points from 56.5 percent in 1996 to 54.7 percent in 1997.

	You will note from the financial information outlined in this report that Farmers National Banc Corp.'s operating and performance measurements identify continuing positive trends.
Nineteen hundred and ninety-seven was a financially successful year and is detailed in the accompanying financial review, analysis and graphs which summarize the careful management of operating fundamentals, size of our Corporation and shareholder return.

OPERATIONS

	In January 1997, Farmers National Bank opened a branch banking office in Damascus, Ohio. The location represents the ninth community branch banking office for Farmers National Bank. This branch has been graciously accepted by the community. The growth in deposits and loans both exceeded our expectations. This branch alone represented approximately twenty percent of the growth in deposits that the entire Corporation experienced in 1997. To better serve the demands of the community, we will be installing a 24 hour ATM at this site during the first quarter of 1998.

	During the summer of this past year, our Austintown Branch Bank went through a major exterior capital improvement project.
These improvements included a new gable style roof replacing a flat roof that had been on the building since 1959. Other improvements were new windows & doors, a renovated entrance area and a completely new exterior finish to the entire building.
This new look clearly adds to our strong commitment to the Austintown community. Additional interior improvements are planned for the near future.

	Farmers National Bank introduced "The Common Sense Card" during the first quarter of 1997. This debit card product has been well accepted by our customers as evidenced by the number of transactions completed through the ATM and merchant network.
I encourage you to take advantage of this product as a way to automate your transactions and eliminate the need to write checks.

	Plans for 1998 will include the introduction of an automated phone system that will allow our customers to inquire about their accounts, transfer funds between accounts, make loan and utility payments and get current information concerning interest rates and bank products. With the development of the automated phone system to allow banking transactions, our efforts will be turned to alternative ways to deliver bank products and services. Home banking through your personal computer and/or Internet banking are two issues that are currently under strong consideration by our operations staff. It is our strategy to fully evaluate the viability of these products and how they will compliment the current products and services we make available though our network of branches. Customers expect to be able to obtain products and services any time and any place. We are committed to have systems in place to meet these expectations. Technology continues to have an effect on all business entities.  The ability to manage this technology is a major
challenge today.   It is our strategy to position our bank to
provide the most efficient means of distributing and delivering our financial products and services through the mix of modern technology and common sense banking.

	Another product that was completed in 1997 is our own WEB SITE page on the Internet. You are currently able to access various information about the bank on the Internet -- our domain name is www.fnb-canf.com. During 1998, we plan to enhance this web page and give the visitors additional options to link to other services and communicate directly with our bank through electronic mail. Our long range plan is to provide our customers access to the Internet through a server that will be located in our bank allowing customers to conduct all their banking over the Internet.

	A non-financial goal for 1997 was to develop and introduce a new deposit product that was designed for individuals who find value in an investment product that offers accessibility, stability and an exceptional return on investment. The Money
Market Index Account was introduced to the public in September and we now have nearly $2 million in deposit balances.

	In planning for 1998, I am pleased to report that we will open a full-service branch bank located within the Village limits of Poland, Ohio. This site will be our tenth community branch office and our fourth expansion project within the last three years. This project is currently in process and it is our goal to open in the fall of this year. Much planning has been put into the design and appearance of this branch, which we feel will be the premier banking facility located in Poland Village.

	Our banking family was saddened by the deaths of three Bank Officers during 1997. Mr. Charles Burgoyne, Mr. Larry Staub and Ms. Adrianne Kempers all suddenly passed away during this past year. Charles Burgoyne, a valued friend, had served the bank in excess of thirty-nine years in various positions, retiring in May 1997 as Assistant Vice President/Loan Review Officer and Compliance Officer. His dedicated service and leadership are well known and his valued contributions to Farmers National Bank will be greatly missed. Larry Staub had been with the bank over eight years and served in the capacity of Branch Manager at our Cornersburg and Western Reserve branch offices. Larry's management ability, organizational skills, and compassion for fellow employees are qualities that cannot be replaced.
Adrianne Kempers was employed with the bank for the past two years as our Internal Auditor for both the Bank and the Bank holding company. She was a member of the Operations Committee and served as an Executive Officer of the Bank. Adrianne's professional vocation as a CPA and her sincere commitment to community service best exemplified her role with our bank.
These three individuals will be greatly missed as friends and as co-workers. Each contributed to our success in their own way.

	In closing, I would like to offer special thanks to our shareholders, directors, officers, employees and customers for their loyal patronage of our services and steadfast commitment to our bank. We are extremely confident as we prepare for the twenty-first century, and we welcome you to be a part of it.



                                          Sincerely,



                                          Frank L. Paden

                                          President & CEO


                            Farmers National Banc Corp.
                                     Officers

             William D. Stewart                      Richard L. Calvin
                  Chairman                             Vice Chairman

               Frank L. Paden                           Carl D. Culp
           President and Secretary               Executive Vice President
                                                        & Treasurer

               Donald F. Lukas
            Senior Vice President


                      Farmers National Bank of Canfield
                           Officers & Management

               Frank L. Paden                         Andrew A. Baird
               President & CEO               Asst. Cashier, Manager-Data Center

                Carl D. Culp                         Joseph E. Chapman
          Executive Vice President,                  Assistant Cashier,
                Cashier & CFO                 Manager - Collection Department

               Donald F. Lukas                         Janine M. Cox
           Senior Vice President,            Assistant Cashier, Credit Admin.
                Bank Systems
                                                   Charlene K. Daugherty
               Mark L. Graham                Assistant Cashier/Human Resources
      Vice President/Loan Administrator
                                                      Merle Garritano
            Bradley S. Henderson              Assistant Cashier/Consumer Loans
               Vice President,
      Branch Administration & Security                  Linda Liston
                                                     Compliance Officer
              Anthony F. Peluso
       Vice President/Human Resources                    Joanie Orr
                                             General Ledger Accounting Officer
               Alfred F. Ridel
        Vice President/Consumer Loans                  Gary J. Rosati
                                                    Staff Legal Counsel
              Daniel G. Cerroni
         Assistant Vice President,                      Diane Moran
         Main Office Loan Department              Mortgage Loan Department

              Barbara C. Fisher                       Anita L. Jarvis
          Assistant Vice President,                   Internal Auditor
       Marketing & Deposit Operations
                                                          Rob Mort
               Roy A. Jackson                  Corporate Financial Accountant
 Assistant Vice President,/Indirect Lending
                                                     Dorothy J. Weeden
               Fred Kotheimer                       Assistant Cashier,
    Assistant Vice President/Loan Review           Manager - Main Office

               Susan E. Miller                       Pamela J. Cleghorn
          Assistant Vice President,                 Assistant Cashier,
      Corporate Services Administration           Manager, Colonial Plaza

              Phyllis A. Welton                      Keith A. Leonard
         Assistant Vice President,                   Assistant Cashier
         Manager - Bookkeeping Dept.            Manager - Austintown Office

              Patricia C. Rosko                        Larry E. White
      Asst. Manager, Austintown Office           Assistant Vice President,
                                                   Manager - Salem Office
               Dennis S. Vitt
             Assistant Cashier,                        Gregory Walla
        Manager - Lake Milton Office            Asst. Manager, Salem Office

              Jennifer Tikkanen                      Geraldine J. Gbur
      Asst. Manager, Lake Milton Office             Assistant Cashier,
                                                Manager - Columbiana Office
              Robert L. Rozeski
             Assistant Cashier,                        Jane C. Logan
         Manager, Cornersburg Office          Asst. Manager, Columbiana Office

              Barbara L. Sitler                         Kay A. Hedl
         Asst. Manager, Cornersburg               Manager, Leetonia Office

              Clare F. Baldwin                       Lynnita J. Kaschak
    Asst. Manager, Western Reserve Office         Asst. Manager, Leetonia

              Michele M. Ossoff
             Assistant Cashier,
          Manager, Damascus Office


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

   	     The Corporation conducts no business activities except for investment in securities permitted under the Bank Holding Company Act. The Board of Directors of the Corporation and the Bank are identical. The officers of the Corporation are William
D. Stewart, Chairman, Richard L. Calvin, Vice Chairman, Frank L. Paden, President and Secretary, Carl D. Culp, Executive Vice President and Treasurer and Donald F. Lukas, Senior Vice
President.

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

	     As of December 31, 1997, the Corporation and its subsidiary had 180 employees. The bank considers its relations with its employees to be satisfactory.


Picture of Exterior of Main Office


GRAPHS AND CHARTS

Bar Graph Depicting Total Deposits in Thousands

Year               Amount

1993              $240,440

1994              $244,302

1995              $267,955

1996              $283,811

1997              $305,830

Bar Graph Depicting Return on Average Equity

Year               Amount

1993                12.85%

1994                12.58%

1995                11.45%

1996                11.60%

1997                12.67%


Bar Graph Depicting Return on Average Assets

Year               Amount

1993                 1.16%

1994                 1.22%

1995                 1.20%

1996                 1.27%

1997                 1.34%


Bar Graph Depicting Net Income in Thousands

Year               Amount

1993               $3,160

1994               $3,424

1995               $3,576

1996               $4,131

1997               $4,742


Bar Graph Depicting Net Loans in Thousands

Year               Amount

1993              $200,993

1994              $214,988

1995              $229,249

1996              $263,504

1997              $271,665


Bar Graph Depicting Net Income Per Share

Year                 Amount

1993                 $1.02

1994                 $1.06

1995                 $1.07

1996                 $1.20

1997                 $1.39


Bar Graph Depicting Loans Loss Provision/Non-Performing Loans

Year               Amount

1993               97.35%

1994              154.63%

1995              192.87%

1996              152.42%

1997              383.13%


Bar Graph Depicting Total Stockholders Equity in Thousands

Year               Amount

1993              $25,996

1994              $28,915

1995              $33,976

1996              $34,809

1997              $40,923


                                                     SELECTED FINANCIAL DATA

                                                                     (In Thousands except Per Share Data)
For the Years Ending                                               1997     1996     1995     1994     1993
Summary of Earnings
  Total Interest Income (including fees on loans)                 $27,576  $24,877  $21,960  $19,731  $20,166
  Total Interest Expense                                           12,129   10,756    9,688    8,000    8,738
  Net Interest Income                                              15,447   14,121   12,273   11,731   11,428
  Provision for Credit Losses                                         855      655      270      330      620
  Total Other Income                                                1,768    1,478    1,342    1,357    1,298
  Total Other Expense                                               9,418    8,883    8,118    7,755    7,473
  Income Before Federal Income Taxes                                6,942    6,061    5,226    5,003    4,633
  Federal Income Taxes                                              2,200    1,930    1,650    1,579    1,473
  NET INCOME                                                        4,742    4,131    3,576    3,424    3,160

Per Share Data (Note)
  Net Income                                                         1.39     1.20     1.07     1.06     1.02
  Cash Dividends Paid                                                0.58     0.44     0.40     0.40     0.38
  Book Value at Year-End                                            11.72    10.51    10.33     9.29     8.90

Balances at Year-End
  Total Assets                                                    368,449  338,112  314,229  284,445  275,385
  Earning Assets                                                  349,102  319,449  294,122  268,724  260,965
  Total Deposits                                                  305,830  283,810  267,955  244,302  240,440
  Net Loans                                                       271,665  263,504  229,249  214,988  200,993
  Total Stockholder's Equity                                       40,923   34,809   33,976   28,915   25,996

Average Balances
  Total Assets                                                    354,005  325,537  297,159  279,839  273,257
  Total Stockholder's Equity                                       37,431   35,629   31,177   27,221   24,557

Significant Ratios
  Return on Average Assets (ROA)                                     1.34%    1.27%    1.20%    1.22%    1.16%
  Return on Average Equity (ROE)                                    12.67    11.60    11.45    12.58    12.85
  Average Earning Assets/Average Assets                             95.28    94.88    94.75    94.91    94.55
  Net Loans/Deposits                                                88.83    92.85    85.56    88.00    83.59
  Allowance for Credit Losses/Total Loans                            1.25     1.20     1.25     1.26     1.29
  Allowance for Credit Losses/Nonperforming Loans                  383.13   152.42   192.87   154.63    97.35
  Efficiency Ratio                                                  54.71    56.50    59.63    59.66    58.98
  Cash Dividends as a Percentage of Net Income                      41.29    35.22    35.46    34.45    33.41
  Dividends Per Share to Net Income Per Share                       41.73    36.07    36.04    34.96    33.94

Note:  Per share data is based on weighted average shares outstanding adjusted for stock dividends.


                           Average Balance Sheets and Related Yields and Rates
                                          (In Thousands of Dollars)
Years ended December 31,                            1997                           1996                           1995

EARNING ASSETS

                                        AVERAGE                        AVERAGE                        AVERAGE
                                        BALANCE   INTEREST    RATE     BALANCE   INTEREST    RATE     BALANCE   INTEREST    RATE
Loans                                   $268,581   $23,487      8.74%  $250,616   $21,519      8.59%  $221,955   $18,580      8.37%
Taxable securities                        51,520     3,123      6.06     40,334     2,352      5.83     39,167     2,183      5.57
Tax-exempt securities                      8,072       712      8.82      7,434       683      9.19      7,266       670      9.22
Federal funds sold                         9,116       503      5.52     10,506       562      5.35     13,181       761      5.77
Total earning assets                     337,289    27,825      8.25    308,890    25,116      8.13    281,569    22,194      7.88

NONEARNING ASSETS

Cash and due from banks                   11,001                         11,310                         11,437
Premises and equipment                     5,647                          5,597                          4,671
Allowance for Loan Losses                 (3,282)                        (2,946)                        (2,897)
Other assets                               3,350                          2,686                          2,379
Total Assets                            $354,005                       $325,537                       $297,159

INTEREST-BEARING LIABILITIES

Time deposits                           $141,659    $8,094      5.71%  $122,973    $7,095      5.77%  $108,626    $6,205      5.71%
Savings deposits                          74,117     1,870      2.52     76,182     1,931      2.53     74,752     1,986      2.66
Demand deposits                           54,560     1,141      2.09     51,890     1,092      2.10     48,267     1,009      2.09
Repurchase agreements                     15,039       676      4.49     12,075       497      4.12     10,032       440      4.39
Borrowings                                 6,000       348      5.80      2,651       142      5.36        804        48      5.97
Total Interest-Bearing Liabilities       291,375    12,129      4.16    265,771    10,757      4.05    242,481     9,688      4.00

NONINTEREST-BEARING LIABILITIES

Demand deposits                           21,868                         22,979                         20,631
Other Liabilities                          3,331                          1,158                          2,870
Stockholder's equity                      37,431                         35,629                         31,177
Total Liabilities and
Stockholders' Equity                    $354,005                       $325,537                       $297,159

Net interest income                                $15,696                        $14,359                        $12,506
Net interest income to earning assets                           4.65%                          4.65%                          4.44%

Fully taxable equivalent basis computed at 35% in 1997, 1996 and 1995.

                                         Rate and Volume Analysis

The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

                                                        (In Thousands of Dollars)
                                        1997 change from 1996              1996 change from 1995
                                   Net    Change Due  Change Due       Net    Change Due  Change Due
                                 Change   To Volume    To Rate       Change   To Volume    To Rate
Tax Equivalent Interest Income
Loans                             $1,968      $1,554        $414      $2,939      $2,393        $546
Taxable securities                   771         653         118         169          65         104
Tax-exempt securities                 29          58         (29)         13          15          (2)
Federal funds sold                   (59)        (74)         15        (199)       (154)        (45)
Total interest income             $2,709      $2,191        $518      $2,922      $2,319        $603

Interest Expense
Time deposits                       $999      $1,081        ($82)       $890        $817         $73
Savings deposits                     (61)        (53)         (8)        (55)         41         (96)
Demand deposits                       49          55          (6)         83          77           6
Repurchase agreements                179         123          56          57          90         (33)
Borrowings                           206          26         180          94         110         (16)
Total interest expense            $1,372      $1,232        $140      $1,069      $1,135        ($66)

Increase in tax equivalent
  net interest income             $1,337                              $1,853

The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

                    MANAGEMENT'S DISCUSSION

  ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Results of Operations

	The Corporation's net income totaled $4.742 million during 1997, an increase of 14.79% from $4.131 million for 1996. On a per share basis, net income was $1.39 for 1997 as compared to $1.20 for 1996 and $1.07 for 1995. Common comparative ratios for results of operations include the return on average assets and return on average stockholders equity. For 1997, the return on average equity was 12.67% as compared to 11.60% for 1996 and 11.45% for 1995. The return on average assets was 1.34% for 1997 as compared to 1.27% and 1.20% for 1996 and 1995, respectively.

	These results of operations are the direct result of management's concerted efforts to control expenses and increase interest from our interest bearing assets. Overall growth in deposits and the use of those funds in the investment and loan portfolio, particularly commercial, commercial real estate and home equity loans, together with control over the bank's general expenses have produced these results.


Net Interest Income

	Net interest income, the principal source of the Corporation's earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 1997, net interest income increased $1.326 million or 9.39% over 1996. The increase for 1996 was $1.849 million or 15.06% over 1995. Interest-earning assets averaged
$337.289 million during 1997 representing a 9.19% increase over 1996, while 1996 averaged $308.890 million or a 9.70% increase over 1995.


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



	The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators - net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 1997 and 1996 the net interest margin, measured on a fully taxable equivalent basis was 4.65% in comparison to 4.44% for 1995.



	Total interest income was $27.576 million for 1997 as compared to $24.877 million and $21.960 million for 1996 and 1995,
respectively.   The 10.85% increase in interest income is
attributed to a 3.1% increase in net loans and an increase in the interest rate earned from 8.59% to 8.74%. Net loans were $271.665 million at year-end 1997 as compared to $263.504 million at year-end 1996. Interest and dividends on securities also increased 21.8% from $3.358 million in 1996 to $4.089 million in 1997. The increase was also attributable to a 46.05% increase in the balance of securities available for sale, as well as an increase in the overall yield on these assets.



	Total interest expense amounted to $12.129 million for 1997, representing a 12.76% increase from 1996 while interest expense of $10.756 million for 1996 represents a 11.03% increase from 1995. The increase in interest expense is primarily due to an increase in the level of borrowings and the average rate paid on these liabilities. The average balances for time deposits increased by 15.2% over 1996, but the interest rate paid on those deposits decreased by 6 basis points.


Other Income

  	Other income increased $290 thousand or 19.62% from 1996. Total other income for 1996 increased $136 thousand or 10.13% from 1995. The increase in other income is a result of increased levels of service charges and fees related to deposit accounts. Management continues to explore new products and services that could increase other income in future years.


Other Expenses

  	Total other expenses for 1997 increased 6.03% over 1996 as
compared to an increase of 9.41% from 1996 over 1995.   The rise
in other expenses is primarily due to salary and employee
benefits, which increased $280 thousand or 5.86% from 1996.
This increase is the result of hiring additional employees to staff the new branch offices. The Corporation's other operating expenses also increased $232 thousand or 9.12% over 1996.
These expenses are increasing each year due primarily to asset growth
and the increased volume of the operations of the bank.   Management
will continue to closely monitor and keep the increases in other expenses to a minimum.


Income Taxes

  	Federal income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective federal income tax rate was 32% for the periods ending 1997, 1996 and 1995.


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


  	  As of year-end 1997, the Corporation had a negative gap at both three month and twelve month time periods. This liability sensitive position typically produces a favorable contribution to earnings during a period of decreasing rates. Although in general rates may rise, the Corporation has the capacity to take steps to minimize the negative effect of such movement.


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


Interest Rate Sensitivity
                                                                      (In Thousands of Dollars)
                                                 December 31, 1997        December 31, 1996       December 31, 1995
                                                   Total Within             Total Within            Total Within
                                                3 month     12 month      3 month    12 month    3 month     12 month
Total Interest-Sensitive Assets                $43,489      $117,790      $36,137    $105,161     $44,064    $100,658
Total Interest-Sensitive Liabilities            70,990       129,809       56,249     112,027      55,706     103,701
Total Sensitivity Gap                          (27,501)      (12,019)     (20,112)     (6,866)    (11,642)     (3,043)
Ratio of Interest-Sensitive Assets to
  Interest-Sensitive Liabilities                  0.61          0.91         0.64        0.94        0.79        0.97

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

  Principal sources of liquidity for the Corporation include assets considered relatively liquid such as short-term investment securities, federal funds sold and cash and due from banks.

  Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 1997, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 1997 amounted to $4.612 million.


  Cash flows generated from operating activities increased 12.01% to $7.043 million in 1997 compared to $6.288 million in 1996. This increase is a result of an increase in total interest received, as explained in the Net Interest Income section of this report. Cash flows used in investing activities decreased 9.92% to $32.171 million in 1997 compared to $35.715 million in 1996. This decrease in cash used resulted from an increase in proceeds from sales of investment securities of
$3.106 million.   Although the net increase in loans made to
customers dropped from $35.031 million in 1996 to $10.464 million in 1997, this was offset by a corresponding increase in purchases of investment securities, which increased from $14.467
million in 1996 to 38.547 million in 1997.   Cash flows provided
from financing activities amount to $25.341 million as compared
to $19.000 million in 1996.   This 33.38% increase is primarily
the result of treasury stock transactions in 1996 and 1997.
The Corporation's net increase in Federal Home Loan Bank Borrowings also grew by $1.812 million.



Maturities and Sensitivities of Loans to Interest Rates

The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:
                                                                            (In Thousands of Dollars)
Years Ended December 31,                         1997              1996              1995              1994              1993
Commercial, Financial and Agricultural     $10,784    3.9%    $8,454    3.1%   $19,842    8.6%   $22,465   10.3%   $21,026   10.4%
Real Estate - Mortgage                     147,979   53.8    136,212   51.1    110,870   47.9    102,322   47.0     92,115   45.2
Installment Loans to Individuals           116,331   42.3    122,036   45.8    100,748   43.5     92,947   42.7     90,473   44.4
Total Loans                               $275,094  100.0%  $266,702  100.0%  $231,460  100.0%  $217,734  100.0%  $203,614  100.0%

 The composition of loans for 1993 through 1996 have been reclassified to conform with the presentation for 1997. Such reclassification had no effect on results of operations.

 The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 1997:

                                       (In Thousands of Dollars)
Types of Loans              1 Year or less     1 to 5 Years    Over 5 Years
  Commercial, Financial and
   Agricultural                  $5,314           $4,117          $1,353

  The amounts of commerical, financial and agricultural loans as of December 31, 1997, based on remaining scheduled repayments of principal, are shown in the following table:

                                       (In Thousands of Dollars)
Loan Sensitivities            1 Year or less    Over 1 Year       Total
  Floating or Adjustable Rates
   of Interest                   $4,360           $1,031          $5,391
  Fixed Rates of Interest           954            4,439           5,393
  Total Loans                    $5,314           $5,470         $10,784


Loan Portfolio

  Total net loans were $271.665 million at year-end 1997 compared to $263.504 million at year-end 1996. This represents an increase of $8.161 million or 3.10%. Loans comprised 79.6% of the Bank's average earning assets during 1997, compared to 81.1% in 1996. The product mix in the Loan Portfolio shows Commercial Loans comprising 3.9%, Real Estate Mortgage Loans (Residential and Commercial) 53.8% and Installment Loans to Individuals 42.3% at December 31, 1997 compared with 3.1%, 51.1% and 45.8%, respectively, at December 31, 1996.

  Loans contributed 84.4% of total interest income in 1997 compared to 86.5% in 1996. Loan yield was 8.74% in 1997, 49 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank's highest yielding assets, it is inherently the most risky portfolio. Accordingly, Management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function which monitors credits during and after the approval process.
To minimize risks associated with changes in the borrower's future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

  Installment Loans to Individuals decreased from $122.036 million on December 31, 1996 to $116.331 million on December 31, 1997 which represents a 4.9% decrease. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 87.4% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio were $667 thousand in 1997 as compared to $295 thousand in 1996. This represents
 .57% of total Installments Loans outstanding for 1997 and .24%
for 1996. Management attributes the increase in net losses in 1997 to the national trend in the economy, indicating high consumer debt and an increased number of personal bankruptcy filings.

  Real Estate Mortgage Loans increased to $147.979 million at
December 31, 1997, an increase of 8.6% over 1996. This portfolio consists of $108.077 million of 1-4 family residential properties and $39.902 million in commercial real estate properties, all made within the Bank's primary market area. The corporation originated both fixed rate and adjustable rate mortgages during 1997. All mortgage loans made in 1997 are held in the Mortgage Loan portfolio and are not sold on the secondary market. Fixed rate terms are limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.

  Commercial Loans at December 31, 1997 increased from year-end 1996 with outstanding balances of $10.784 million. This portfolio is comprised of primarily variable rate loans. The Bank's commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.



Summary of Loan Loss Experience

  The following is an analysis of the allowance for loan losses for the periods indicated:

                                                                    (In Thousands of Dollars)

Years Ended December 31,                                   1997     1996     1995     1994     1993
Balance at Beginning of Year                              $3,198   $2,911   $2,746   $2,621   $2,274
Loan Losses:
  Commercial, Financial and Agricultural                       0      (75)      (1)    (185)     (69)
  Real Estate-Mortgage                                         0      (22)       0        0      (16)
  Installment Loans to Individuals                          (824)    (455)    (275)    (202)    (351)
  Total Loan Losses                                         (824)    (552)    (276)    (387)    (436)
Recoveries on Previous Loan Losses:
  Commercial, Financial and Agricultural                       3        9       44       39       36
  Real Estate-Mortgage                                        40       15        0        0        7
  Installment Loans to Individuals                           157      160      127      143      120
  Total Recoveries                                           200      184      171      182      163
Net Loan Losses                                             (624)    (368)    (105)    (205)    (273)
Provision Charged to Operations (1)                          855      655      270      330      620
Balance at End of Year                                    $3,429   $3,198   $2,911   $2,746   $2,621
Ratio of Net Loan Losses to Average
  Net Loans and Leases Outstanding                          0.23%    0.15%    0.05%    0.10%    0.14%

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

   Provisions charged to operations increased from $655 thousand in 1996 to $855 thousand in 1997. The provision charged to operations was increased to offset an increase in net loan losses in 1997. The balance in the allowance for credit losses has increased substantially since 1993 to $3.429 million or 1.25% of loans at December 31,1997. This ratio has increased from the 1.20%
reported at December 31, 1996.   The allowance for credit losses as
a percentage of nonperforming loans increased substantially from 152.42% at December 31, 1996 to 383.13% at December 31, 1997.


  The allowance for possible credit losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of the dates indicated:

                                                                            (In Thousands of Dollars)

December 31,                                    1997          1996              1995               1994              1993
                                                 Loans to        Loans to           Loans to           Loans to           Loans to
                                                  Total            Total              Total              Total              Total
                                         Amount   Loans   Amount   Loans    Amount    Loans    Amount    Loans   Amount     Loans
Commercial, Financial and Agricultural    $1,928    3.9%  $1,873     3.1%   $1,800      8.6%   $1,700     10.3%  $1,692     10.4%
Real Estate-Mortgage                         275   53.8      263    51.1       250     47.9       200     47.0      170     45.2
Installment Loans to Individuals           1,226   42.3    1,062    45.8       861     43.5       846     42.7      759     44.4
                                          $3,429  100.0%  $3,198   100.0%   $2,911    100.0%   $2,746    100.0%  $2,621    100.0%

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

Loan Commitments and Lines of Credit

  In the normal course of business, the banking subsidiary has extended various commitments for credit. Commitments for mortgages, revolving lines of credit and letters of credit generally are extended for a period of one month up to one year. Normally no fees are charged on any unused portion. Normally, an annual fee of two percent is charged for the issuance of a letter of credit.


Risk Elements

The following table sets forth aggregate loans in each of the following categories for the years indicated:
                                                                             (In Thousands of Dollars)
December 31,                                                            1997     1996     1995     1994     1993
Loans Accounted For on a Nonaccrual Basis                               $493       $0     $125     $302     $349
Loans Contractually Past Due 90 Days or More as to Interest
 or Principal Payments (Not Included in Nonaccrual Loans Above)          402    2,098    1,384    1,475    2,343
Loans Considered Troubled Debt Restructuring
 (Not Included in Nonaccrual Loans or Contractually Past Due Above)        0        0       75        0      108

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

   As of December 31, 1997, there were no concentrations of loans exceeding 25% of total loans which are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or nonperforming.

   The following shows the amounts of contracted interest income and interest income reflected in income on loans accounted for on a nonaccrual basis and loans considered troubled debt restructuring for the periods indicated:


                                                                            (In Thousands of Dollars)
December 31,                                                             1997     1996     1995     1994     1993
Gross Interest Income That Would have been Recorded if the Loans
 had been Current in Accordance with Their Original Terms                 $9       $7       $5      $21      $40
Interest Income Included in Income on the Loans                           13        0        0        0        0


Investment Securities

  The investment securities portfolio increased 45.08% in 1997. Most of this increase occurred in U.S. Treasury and U.S. Government agencies, which grew $22 million in 1997. The increase is primarily attributable to excess funds resulting from deposit growth outpacing the current year loan demand. Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality.

   In general investment in securities is limited to those funds the bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

   The following table shows the book value of investment securities by type of obligation at the dates indicated:

Type                                                                (In Thousands of Dollars)

December 31,                                                  1997          1996          1995
U.S. Treasury Securities and Government Agencies             $53,449       $31,449       $31,692
Obligations of States and Political Subdivisons                9,145         7,501         6,943
Other Securities                                               5,712         8,130         8,698
                                                             $68,306       $47,080       $47,333

A summary of securities held at December 31, 1997, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

                                                                 (In Thousands of Dollars)
Type and Maturity Grouping                                           December 31, 1997

                                                              Book Value    Weighted Average Yield (1)
U.S. Treasury and U.S. Government Agency Securities:
  Maturing Within One Year                                     $11,529               5.51%
  Maturing After One Year But Within Five Years                 31,518               6.14%
  Maturing After Ten Years                                      10,402               6.47%
  Total U.S. Treasury and U.S. Government Agency Securities:   $53,449               6.06%

Obligations of States and Political Subdivisions
  Maturing Within One Year                                        $323               8.62%
  Maturing After One Year But Within Five Years                  2,165               9.10%
  Maturing After Five Years But Within Ten Years                 2,606               8.31%
  Maturing After Ten Years                                       4,051               8.60%
  Total Obligations of States and Political Subdivisions        $9,145               8.63%

Other Securities
  Maturing Within One Year                                      $2,008               6.61%
  Maturing After One Year But Within Five Years                  3,704               6.22%
  Total Other Securities                                        $5,712               6.42%

    (1) The weighted average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 34% were $9.371 thousand, $63.771 thousand, $72.803 thousand and $116.151 thousand for the four ranges of maturities.

Deposits

Deposits represent the Corporation's principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation's total deposits grew from $283.810 million in 1996 to $305.830 million in 1997, which equates to an increase of 7.76%. Most of this growth occurred in time deposits, which increased from $129.650 million in 1996 to $147.841 million in 1997. This increase is primarily the result of two special rate offerings on certificates of deposit occurring in the first and third quarters of the year which generated approximately $10 million in new time deposit money to the Corporation.


Average Deposits

The following table shows the classification of average deposits for the periods indicated:
                                                       (In Thousands of Dollars)
Average Balances on December 31,                       1997       1996       1995
Noninterest-Bearing Demand Deposits                  $21,868    $22,979    $20,631
Interest-Bearing Demand Deposits                      54,560     51,890     48,267
Savings Deposits                                      74,117     76,182     74,752
Time Deposits                                        141,659    122,973    108,626
Total Average Deposits                              $292,204   $274,024   $252,276

The following shows the average rate paid on the following deposit categories for the periods indicated:
Years ended December 31,                                1997       1996       1995
Interest-Bearing Demand Deposits                        2.09%      2.10%      2.09%
Savings                                                 2.52%      2.53%      2.66%
Time Deposits                                           5.71%      5.77%      5.71%

A summary of time deposits of $100,000 or more as of December 31, 1997 by maturity range is shown below:

                                                    (In Thousands of Dollars)
3 Months or Less Remaining Until Maturity                     $11,735
3 to 6 Months Remaining Until Maturity                          8,159
6 to 12 Months Remaining Until Maturity                         5,225
Over 12 Months Remaining Until Maturity                         5,525
Total Outstanding                                             $30,644

  The steady increase in total deposits over the years reflects managements' efforts to continue to insure the growth of the bank and to maintain a viable banking institution. During 1997, the bank has attracted deposits due to its effort to remain competitive in the local community as to rates paid for all types of deposits particularly in the time deposit area.
The bank has been at or near the top in interest rates paid to depositors throughout 1997.


Capital Resources

  The capital management function is a continuous process which consists of providing capital for both the current financial position and the anticipated future growth of the Corporation. Important to this process is internal equity generation, particularly through earnings retention. Internal capital generation is measured as the percent of return on equity multiplied by the percent of earnings retained. The return on average equity was 12.67%, 11.60% and 11.45% for 1997, 1996 and
1995, respectively. Total cash dividends declared in 1997 represented 41.29% of net income as compared to 35.22% in 1996 and 35.46% in 1995. The resulting internal equity growth percentage amounted to 7.44% in 1997 as compared to 7.51% in 1996 and 7.39% in 1995.



  The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). In 1997, the bank subsidiary received approval from the Comptroller of the Currency to exceed its maximum amount of retained earnings available for distribution by $635 thousand. As of December 31, 1997 the bank subsidiary had $12.133 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency. The bank subsidiary is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At
December 31, 1997, the bank subsidiary is required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The bank subsidiary's actual Tier 1 and Total
Capital ratios at that date were 14.29% and 15.55% respectively.
The bank subsidiary's leverage ratio at December 31, 1997 was 9.89%.


Audit

   The Company's acting internal auditor, who is responsible to the Audit Committee of the Board of Directors, reviews the results and performance of operating units within the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

  The Audit Committee consists of four nonemployee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; the recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee's findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Audit Committee held four meetings during 1997.


Compliance

  Compliance is an important element of a financial institution's ongoing operation with various laws and regulations. Failure to comply with regulations can result in significant and often costly penalties or mandated actions from regulatory agencies. Therefore, policies and procedures are set forth to govern the way departments function and ensure fair, consistent and sound banking practices. When those policies and procedures are affected by new regulations, or regulations change, the Compliance Department is responsible to change those policies involved, and is responsible to inform and train personnel.


  The task of training is large, particularly considering the length and complexity of various regulations. The bank's management depends on the Compliance Department to communicate with the appropriate responsibilities to each area. The training segment of compliance has become extremely important in recent years.

  Monitoring, or testing, procedures are also focused upon in several areas to ensure that compliance of the regulations and laws are within compliance standards. Often, the extent of monitoring relates to the complexity or length of the regulation. Upon the completion of monitoring projects, areas where training are needed may be revealed.

  It is our bank's mission to keep our employees well informed. We urge them to ask questions and to use initiative in becoming informed, as compliance regulations have become very complex. This all translates in efficient and better service for our customers.


Bank Information Systems

  The Corporation has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Corporation's programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Corporation presently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Corporation's computer systems as so modified and converted.
At this time, it is not expected that expenses to address Year 2000 issues will materially impact future operating results.



Information as to Stock Prices and Dividends


  The common stock of the Corporation is traded mostly through a local brokerage firm and some private sales. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 1997, there were 2,128 shareholders of record of common stock.



Market and Dividend Summary

Dividend Date              High      Low          Dividend

March 1996                 $40.00   $39.50             $0.20

June 1996                   42.25    40.00              0.22

September 1996              44.50    42.25              0.22

October 1996                                  2% Stock Dividend

December 1996               46.25    44.50              0.24

December 1996                                2-for-1 Stock Split


March 1997                  26.75    23.13              0.13

June 1997                   27.25    25.00              0.14

September 1997              29.00    25.63              0.15

October 1997                                  2% Stock Dividend

December 1997               33.00    27.38              0.16


Bar Graph Depicting Market Value and Book Value of Common Stock

                            Market        Book
                            Value         Value
Year

1993                        $10.50        $8.90

1994                        $14.75        $9.29

1995                        $19.70       $10.33

1996                        $23.13       $10.51

1997                        $30.75       $11.72


Hill, Barth & King, Inc.
Certified Public Accountants
Park Place South, Suite 200
155 South Park Avenue
Warren, Ohio 44481
Telephone (330) 394-3773
FAX (330) 395-3713



                        January 23, 1998





Board of Directors
Farmers National Banc Corp.
Canfield, Ohio



                Independent Auditors' Report



     We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. and subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



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



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers National Banc Corp. and subsidiary as of December 31, 1997 and 1996 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.







                                Hill, Barth & King, Inc.
                                Certified Public Accountants




                CONSOLIDATED BALANCE SHEETS
                                                              (In Thousands of Dollars)
December 31,                                                      1997        1996

ASSETS
Cash & due from banks                                           $13,480     $13,302
Federal funds sold                                                5,702       5,667
                             TOTAL CASH AND CASH EQUIVALENTS     19,182      18,969

Securities available for sale - NOTE B                           66,620      45,612
Other securities                                                  1,686       1,468

Loans - NOTE C                                                  275,094     266,702
Less allowance for credit losses - NOTE D                         3,429       3,198
                                                   NET LOANS    271,665     263,504

Premises and equipment, net - NOTE E                              6,025       5,697
Other assets                                                      3,271       2,862
                                                               $368,449    $338,112

LIABILITIES AND STOCKHOLDERS EQUITY
Deposits (all domestic):
        Noninterest-bearing                                     $26,282     $23,468
         Interest-bearing - NOTE F                              279,548     260,342
                                              TOTAL DEPOSITS    305,830     283,810

Borrowings:
        U. S. Treasury interest-bearing demand note                 559         622
        Securities sold under repurchase agreements - NOTE G     14,659      15,749
        Federal Home Loan Bank advances                           4,612       1,400
                                            TOTAL BORROWINGS     19,830      17,771

Other liabilities and deferred credits                            1,866       1,722
                                           TOTAL LIABILITIES    327,526     303,303

Commitments and contingent liabilities - NOTE H
Stockholders Equity - NOTES I, J:
        Common Stock - Authorized 5,000,000 shares;
          issued and outstanding 3,491,137 in 1997 and
          3,311,268 in 1996                                      24,792      24,254
Retained earnings                                                15,717      14,766
Unrealized appreciation on debt securities,
  net of applicable income taxes                                    414         108
Treasury stock, at cost; 164,544 shares in 1996                       0      (4,319)
                                   TOTAL STOCKHOLDERS EQUITY     40,923      34,809
                                                               $368,449    $338,112

              See accompanying notes to consolidated financial statements

             CONSOLIDATED STATEMENTS OF INCOME
                                                             (In Thousands except Per Share Data)
Years ended December 31,                                         1997        1996        1995

INTEREST INCOME
Interest and fees on loans                                      $23,487     $21,519     $18,580
Interest and dividends on securities:
       Taxable interest                                           3,017       2,257       2,154
        Nontaxable interest                                         463         444         439
        Dividends                                                   106          95          26
Interest on federal funds sold                                      503         562         761
                                       TOTAL INTEREST INCOME     27,576      24,877      21,960

INTEREST EXPENSE
Deposits                                                         11,105      10,118       9,200
Short-term borrowings                                             1,024         638         488
                                      TOTAL INTEREST EXPENSE     12,129      10,756       9,688
                                         NET INTEREST INCOME     15,447      14,121      12,272
Provision for credit losses                                         855         655         270
                                   NET INTEREST INCOME AFTER
                                 PROVISION FOR CREDIT LOSSES     14,592      13,466      12,002

OTHER INCOME
Service charges on deposit accounts                               1,176       1,090         972
Investment security gains                                             6           0           0
Other operating income                                              586         388         370
                                          TOTAL OTHER INCOME      1,768       1,478       1,342
                                                                 16,360      14,944      13,344
OTHER EXPENSES
Salaries and  employee benefits - NOTE K                          5,059       4,779       4,127
Net occupancy expense of premises                                   561         525         540
Furniture and equipment expense, including depreciation             491         521         463
State and local taxes                                               532         515         440
Other operating expenses                                          2,775       2,543       2,548
                                       TOTAL OTHER EXPENSES       9,418       8,883       8,118
                          INCOME BEFORE FEDERAL INCOME TAXES      6,942       6,061       5,226

FEDERAL INCOME TAXES - NOTE L                                     2,200       1,930       1,650
                                                  NET INCOME     $4,742      $4,131      $3,576

NET INCOME PER SHARE                                              $1.39       $1.20       $1.07

                 See accompanying notes to consolidated financial statements

                                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                       (In Thousands of Dollars)
Years ended December 31,                                               1997       1996      1995
COMMON STOCK
    Balance at beginning of year                                    $24,254    $4,111    $3,892
     33,729 shares issued as a 2% stock dividend in 1996,
      and 31,956 in 1995, including fractional shares.                    0     1,501        80
    Excess of fair value of shares sold over treasury stock cost         15         0         0
    Excess of fair value of shares issued as a stock dividend
      over treasury stock cost                                           51         0         0
    15,335 shares sold in 1997,
      59,618 shares sold in 1996 and 55,611 in 1995                     472     2,583       139
    Transfer of additional paid-in capital to common stock                0    16,059         0
    Balance at end of year                                           24,792    24,254     4,111

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of year                                          0    16,059    13,301
    Excess proceeds over par value of shares sold
     in 1995                                                              0         0     1,735
    Excess of fair value over par value of shares issued as
     stock dividends in 1995, including
      fractional shares                                                   0         0     1,023
    Transfer of balance to common stock                                   0   (16,059)        0
    Balance at end of year                                                0         0    16,059

RETAINED EARNINGS
    Balance at beginning of year                                     14,766    13,591    12,385
    Net income                                                        4,742     4,131     3,576
    Dividends declared:
      $.58 cash dividends per share in 1997,
      $.88 in 1996 and $.80 in 1995.                                 (1,958)   (1,455)   (1,268)
    Stock dividends                                                  (1,833)   (1,501)   (1,102)
    Balance at end of year                                           15,717    14,766    13,591

UNREALIZED APPRECIATION (DEPRECIATION)
ON DEBT SECURITIES
    Balance at beginning of year                                        109       215      (663)
    Net change in unrealized appreciation (depreciation) on
     debt securities, net of income taxes.                              305      (107)      878
    Balance at end of year                                              414       108       215

TREASURY STOCK, AT COST
    Balance at beginning of year                                     (4,319)        0         0
    Purchase of treasury stock                                            0    (4,319)        0
    67,907 shares reissued as a 2% stock dividend in 1997,
     including fractional shares                                      1,783         0         0
    Sale of treasury stock                                            2,536         0         0
    Balance at end of year                                                0    (4,319)        0
                          TOTAL STOCKHOLDERS EQUITY AT END OF YEAR  $40,923   $34,809   $33,976

                    See accompanying notes to consolidated financial statements

                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                               (In Thousands of Dollars)
Years ended December 31,                                                      1997       1996       1995
CASH FLOWS FROM OPERATING ACTIVITIES
  Interest received                                                          $28,327    $25,979    $22,785
  Fees and commissions received                                                1,723      1,418      1,342
  Interest paid                                                              (12,012)   (10,759)    (9,400)
  Cash paid to suppliers and employees                                        (8,777)    (8,275)    (7,779)
  Income taxes paid                                                           (2,219)    (2,075)    (1,685)
                                 NET CASH PROVIDED BY OPERATING ACTIVITIES     7,042      6,288      5,263

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investment securities available for sale        14,479     14,329     18,140
  Proceeds from maturities of investment securities held to maturity               0          0      2,343
  Proceeds from sales of investment securities available for sale              3,106          0      2,000
  Purchases of other securities and securities available for sale            (38,547)   (14,467)   (18,114)
  Purchases of investment securities held to maturity                              0          0     (2,639)
  Net increase in loans made to customers                                    (10,464)   (35,031)   (16,080)
  Purchases of premises and equipment                                           (745)      (546)    (1,583)
  Proceeds from sale of other real estate                                          0          0        252
                                     NET CASH USED IN INVESTING ACTIVITIES   (32,171)   (35,715)   (15,681)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits,
    NOW accounts and savings accounts                                          3,115       (906)    (3,149)
  Net increase in time deposits                                               17,848     21,381     27,746
  Net increase in Federal Home Loan Bank Borrowings                            3,212      1,400          0
  Sale (purchase) of Treasury Stock                                            2,537     (4,319)         0
  Dividends paid                                                              (1,858)    (1,138)    (1,167)
  Proceeds from sale of common stock                                             488      2,582      1,875
                                 NET CASH PROVIDED BY FINANCING ACTIVITIES    25,342     19,000     25,305
                      NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       213    (10,427)    14,887

CASH AND CASH EQUIVALENTS
  Beginning of year                                                           18,969     29,396     14,509
  End of year                                                                $19,182    $18,969    $29,396

RECONCILIATION OF NET INCOME TO NET
  CASH PROVIDED BY OPERATIONS
  Net income                                                                  $4,742     $4,131     $3,576
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                               398        394        379
      Amortization and accretion                                               1,228      1,178        967
      Provision for credit losses                                                855        655        270
      Gain on sale of investment securities                                       (6)         0          0
      Deferred income taxes                                                      (77)       (70)       (13)
      Other                                                                      (98)         0         84
                                 NET CASH PROVIDED BY OPERATING ACTIVITIES    $7,042     $6,288     $5,263

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
  Supplemental schedule of noncash investing and financing activities:
    Unrealized loss on available for sale securities                             $42        $48        $68
    Transfer of investment securities available for sale                           0          0      4,664
    Land exchanged for other borrowing                                             0          0        250

                       See accompanying notes to consolidated financial statements


             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            Farmers National  Banc Corp. and Subsidiary

                 December 31, 1997, 1996, and 1995



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



Impaired Loans: Impaired loans are classified according to the Financial Accounting Standards Board Statement 114, "Accounting by creditors for impairment of loans". Under this standard, the 1997 reserve for loan losses related to loans that are considered impaired would be based on discounted cash flows using the loan's initial effective interest rate and the fair value of the collateral for certain collateral dependent loans. At the present time, management did not have any loans it considers to be impaired.



Allowance for Credit Losses: the allowance for credit losses represents the amounts which, in management's judgment, are adequate to absorb charge-offs of existing loans which may become uncollectible. The allowance is based on management's judgment taking into consideration past loss experience, reviews of individual credits, current economic conditions and other factors considered relevant by management at the financial statement date. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowances. If additions to the original estimate of the allowance for credit losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable.



Premises and Equipment: Premises and equipment are stated at cost. Depreciation is computed on the straight-line method.



Income Taxes: Income taxes, based on filing a consolidated return with the company's subsidiary, are provided for amounts currently due and deferred amounts arising from temporary differences between the financial accounting and income tax basis of assets and liabilities. Deferred taxes are computed on the liability method as prescribed in Statement of Financial Accounting Standards (SFAS) no. 109, "Accounting for Income Taxes".



Per Share Amounts: Earnings per share are based on weighted average shares outstanding. Average shares outstanding, per share amounts and reference to number of shares in notes to consolidated financial statements have been restated to give effect to stock dividends. Weighted average shares outstanding were 3,422,200 for 1997, 3,445,705 for 1996 and 3,348,340 for
1995.



Reclassifications: The consolidated financial statements for 1996 have been reclassified to conform with the presentation for 1997. Such reclassifications had no effect on net results of operations.

                           NOTE B - SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 1997 and 1996 are summarized as follows:
                                                             (In Thousands of Dollars)
                                                                  1997        1996
U.S. Treasury and U.S. Government agencies                      $53,449      $31,449
Corporate debt securities                                         4,026        6,662
Obligations of states and political subdivisions                  9,145        7,501
                                                      TOTALS    $66,620      $45,612


Net unrealized gains (losses) for securities available for sale at December 31, 1997 and 1996 are summarized below:
                                                                    (In Thousands of Dollars)
                                                             UNREALIZED  UNREALIZED   NET UNREALIZED
December 31, 1997                                              GAINS       LOSSES     GAINS (LOSSES)
U.S. Treasury and U.S. Government agencies                         $531         ($23)           $508
Corporate debt securities                                            12          (15)             (3)
Obligations of states and political subdivisions                    126           (4)            122
                                                      TOTALS       $669         ($42)           $627

December 31, 1996
U.S. Treasury and U.S. Government agencies                          $82         ($37)            $45
Corporate debt securities                                            42          (10)             32
Obligations of states and political subdivisions                     88           (1)             87
                                                      TOTALS       $212         ($48)           $164

The fair value and book value of securities available for sale by contractual maturities at December
31, 1997 are summarized below:
                                                            (In Thousands of Dollars)
                                                               FAIR VALUE  BOOK VALUE
Due in 1 year or less                                           $13,881      $13,861
Due after one year through five years                            35,655       35,320
Due after five years through ten years                            2,631        2,610
Due after ten years                                              14,453       14,203
                                                      TOTALS    $66,620      $65,994

  Securities with a carrying value of $35 million at December 31, 1997 and $30 million at December 31, 1996 were pledged to secure deposits in accordance with federal and state requirements and to secure repurchase agreements sold.


                                  NOTE C - LOANS

Following is a summary of loans:
                                                   (In Thousands of Dollars)
December 31,                                           1997        1996
Real Estate - Mortgage                               $148,740    $136,849
Installment Loans to Individuals                      114,470     120,069
Commercial, Financial and Agricultural                 10,784       8,522
  Subtotal                                            273,994     265,440
Net origination and deferred loan fees                  1,100       1,262
                                       TOTAL LOANS   $275,094    $266,702

 Nonperforming loans have not been separately classified because such loans are not material compared to total loans and nonaccrued interest is not material in relation to net income.

                       NOTE D - ALLOWANCE FOR CREDIT LOSSES

Following is an analysis of changes in the allowance for credit losses for the years ended December 31:

                                                          (In Thousands of Dollars)
                                                         1997         1996       1995
Balance at beginning of year                           $3,198      $2,911      $2,746
Additions:
 Provision for credit losses                              855         655         270
 Recoveries on loans previously charged off               200         184         171
                                   TOTAL ADDITIONS      4,253       3,750       3,187
Credits charged off                                      (824)       (552)       (276)
Balance at end of year                                 $3,429      $3,198      $2,911

 The allowance for federal income tax purposes amounted to $753 thousand at December 31, 1997, which is $2.676 million less than the allowance for financial accounting purposes.

                          NOTE E - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:

                                                   (In Thousands of Dollars)
December 31,                                             1997        1996
Land                                                   $1,631      $1,205
Premises                                                5,129       4,987
Equipment                                               3,625       3,481
Leasehold Improvements                                    180         180
                                                       10,565       9,853
Less accumulated depreciation                          (4,540)     (4,156)
                                    NET BOOK VALUE     $6,025      $5,697

 Depreciation expense was $398 thousand for the year ended December 31, 1997, $394 thousand for 1996 and $379 thousand for 1995.

                          NOTE F - INTEREST-BEARING DEPOSITS

Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 1997:

                                           (In Thousands of Dollars)
1998                                                 $105,573
1999                                                   20,608
2000                                                   10,310
2001                                                    4,353
2002 and thereafter                                    10,217
                                             TOTAL   $151,061

Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities as of December 31, 1997.

                                            (In Thousands of Dollars)
Three months or less                                  $11,735
Three to six months                                     8,159
Six to twelve months                                    5,225
Over twelve months                                      5,525
                                             TOTAL    $30,644



NOTE G - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND UNUSED
LINES OF CREDIT


The bank subsidiary enters into sales of securities under repurchase agreements (reverse repurchase agreements). Securities underlying the agreements are U.S. Government securities with a book value including accrued interest of $15.593 million for the year ended December 31, 1997 and $16.925 million for 1996. The market value was $15.709 million for 1997 and $16.923 million for 1996. At December 31, 1997, these agreements had a weighted average interest rate of 4.43% and will mature January through March 1998. The securities, although held in safekeeping outside the bank subsidiary, were under the bank subsidiary's control. Securities sold under repurchase agreements averaged monthly $14.887 million in 1997 and $11.692 million in 1996. Maximum amounts outstanding at any month end during 1997 and 1996 were $16.211 million and $15.749 million, respectively.


The bank subsidiary has access to borrowing facilities at the Federal Home Loan Bank, which totaled $13.9 million at December 31, 1997. At December 31, 1997, the bank had two advances from the Federal Home Loan Bank in the amounts of $3.074 million at 5.78% and $1.538 million outstanding at 5.97%, both maturing in April 1999, and were collateralized by a blanket pledge of residential mortgage loans.


NOTE H - COMMITMENTS AND CREDIT RISK

The bank subsidiary utilizes equipment and conducts certain of its branch operations under noncancelable operating leases extending to 1999. The building leases include options for
renewal in five to ten year increments.   Rental expense charged
to operations totaled $114 thousand for 1997, $125 thousand for 1996 and $121 thousand for 1995. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1997:


                                  (In Thousands of Dollars)

                    Year ending:

                        December 31, 1998      $57

                        December 31, 1999	30

                                        TOTAL  $87


The bank subsidiary is required to maintain noninterest-bearing reserve balances with the Federal Reserve Bank. The average reserve balance was $6.184 million for 1997.


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



                                     (In Thousands of Dollars)

CONTRACT OR NOTIONAL AMOUNT

Financial instruments whose contract amounts represent credit risk:

               Commitments to extend credit      $14,479

               Standby letters of credit
               and financial guarantees written     $406





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





NOTE I - STOCKHOLDERS EQUITY



On March 28, 1996, the shareholders of the company approved a resolution which amended the company's Restated Articles of Incorporation to increase the number of authorized shares of common stock from 2.4 million shares, par value $2.50, to 5 million shares, without par value. The additional paid-in capital account has been combined with common stock as presented in the Consolidated Statements of Stockholders Equity.



NOTE J - REGULATORY MATTERS



The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). The bank subsidiary received approval from the Comptroller of the Currency to exceed its maximum amount of retained earnings available for distribution by $635 thousand. As of December 31, 1997, the bank subsidiary had $12.133 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency.



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



Quantitative measures established by regulation to ensure capital adequacy require the bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the bank subsidiary meets all capital adequacy requirements to which it is subject.



As of December 31, 1997, the most recent notification from the Office of the Comptroller of the Currency categorized the bank subsidiary as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table reflects various measures of capital at year-end:
                                              (In Thousands of Dollars)

                                                                Requirement
                                                                For Capital
                                        Actual               Adequacy Purposes:
                                   Amount       Ratio         Amount       Ratio
As of December 31, 1997

 Total Capital
    (to Risk-Weighted Assets)       $39,215    15.55%          $20,181     8.00%
 Tier I Capital
    (to Risk-Weighted Assets)       $36,058    14.29%          $10,090     4.00%
 Tier I Capital
    (to Average Assets)             $36,058     9.89%          $14,589     4.00%

As of December 31, 1996

 Total Capital
    (to Risk-Weighted Assets)       $37,199    15.34%          $19,399     8.00%
 Tier I Capital
    (to Risk-Weighted Assets)       $34,166    14.09%           $9,700     4.00%
 Tier I Capital
    (to Average Assets)             $34,166    10.18%          $13,424     4.00%


NOTE K - RETIREMENT PLANS



   The company has a qualified 401(k) deferred compensation, noncontributory Retirement Savings Plan. All employees of the bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation, not to exceed 15%, pursuant to section 401(k) of the Internal Revenue Code. The company matches a percentage of the participants' voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the company may make an additional profit sharing contribution to the plan. Total contributions to company retirement plans were $203 thousand, $179 thousand, and $156 thousand for the years ended December 31, 1997, 1996 and 1995 respectively.


                          NOTE L - FEDERAL INCOME TAXES

The provision for income taxes (credit) consists of the following:
                                                                 (In Thousands of Dollars)
Years ended December 31                             1997                   1996                  1995
Current                                             $2,277                $2,000                $1,663
Deferred                                               (77)                  (70)                  (13)
                                            TOTALS  $2,200                $1,930                $1,650

Following is a reconciliation between federal income taxes at statutory rates and actual taxes based on income before federal income taxes:
                                                                 (In Thousands of Dollars)
Years ended December 31                                    1997                1996                  1995
                                                            Percent of            Percent of            Percent of
                                                   Amount  pretax income Amount  pretax income Amount  pretax income
Statutory tax                                       $2,429      35%      $2,122      35%       $1,829       35%
Effect of nontaxable interest                         (162)     (2)        (156)     (3)         (152)      (3)
Other                                                  (67)     (1)         (36)      0           (27)       0
                                        ACTUAL TAX  $2,200      32%      $1,930      32%       $1,650       32%

 Deferred taxes (credit) result from certain temporary differences in the recognition of income and expenses for financial reporting and income tax purposes.  The sources and tax effects of significant temporary differences are as follows:
                                                                   (In Thousands of Dollars)
Years ended December 31                               1997                   1996                  1995
Depreciation                                           $41                   $42                   $17
Provision for credit losses                            (78)                  (98)                  (58)
Deferred loan fees and origination costs                 2                   (13)                   29
Federal Home Loan Bank dividends                        26                     0                     0
Deferred compensation                                  (67)                    0                     0
Other                                                   (1)                   (1)                   (1)
                                            TOTALS    ($77)                 ($70)                 ($13)

Deferred tax liabilities (assets) are comprised of the following at December 31:
                                                       (In Thousands of Dollars)
Deferred tax assets:                                  1997                  1996
   Allowance for credit losses                       ($896)                ($818)
   Deferred compensation                              (130)                  (62)
   Deferred loan fee income                            (59)                 (134)
   Gross deferred tax assets                        (1,085)               (1,014)

Deferred tax liabilities:
   Depreciation                                        481                   442
   Prepaid loan origination costs                        0                    50
   Mark-to-market adjustment - securities
     available for sale                                213                    56
   Federal Home Loan Bank dividends                     45                    20
   Other                                                 0                    42
   Gross deferred tax liabilities                      739                   610
                                                     ($346)                ($404)

 No valuation allowance for deferred tax assets was recorded at December 31, 1997.  Federal income taxes applicable to investment securities gains in 1997 were $2 thousand.


NOTE M - LOANS TO RELATED PARTIES

Certain directors, executive officers and associates of such persons were loan customers during 1997. Such loans were made in the ordinary course of business under normal credit terms and do not represent more that a normal risk of collection. Following is an analysis of the amount of loans in which the aggregate of the loans to any such person exceeded $60 thousand during 1997:



					(In Thousands of Dollars)

           Total loans at December 31, 1996        $1,063

           New  loans                                 411

           Repayments                                 621

           Total loans at December 31, 1997          $853



NOTE N - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS



The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December
31, 1997:



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



Short-term borrowings: The carrying amounts of short-term borrowings approximates their fair value.



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

The estimated fair values of the company's financial instruments as of December 31, 1997 and 1996 are as follows:
                                                           (In Thousands of Dollars)
                                                             1997                 1996
                                                     CARRYING    FAIR      CARRYING     FAIR
                                                      AMOUNT     VALUE      AMOUNT      VALUE
Financial assets:
  Cash and cash equivalents                           $19,182    $19,182    $18,969    $18,969
  Investment securities:
    Available for sale                                 66,620     66,720     45,612     45,859
    Other securities                                    1,686      1,686      1,468      1,468
  Loans - Net                                         271,665    272,442    263,504    263,590
                           TOTAL FINANCIAL ASSETS    $359,153   $360,030   $329,553   $329,886

Financial liabilities:
  Deposits                                           $305,830   $306,611   $283,811   $284,578
  Securities sold under repurchase agreements          14,659     14,659     15,749     15,749
  Short term borrowings                                 5,171      5,171      2,022      2,022
                      TOTAL FINANCIAL LIABILITIES    $325,660   $326,441   $301,582   $302,349

Unrecognized financial instruments:
  Commitments to extend credit                        $14,479    $14,479     $9,791     $9,791
  Standby letters of credit and financial guarantees      406        406        237        237

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

                                                                    (In Thousands of Dollars)
                                                              December 31, 1997  December 31, 1996
  BALANCE SHEETS
  Assets:
      Cash                                                            $5,186           $1,197
      Receivables                                                          8                8
      Investment in bank subsidiary                                   36,373           34,506
      Other securities                                                    54                0
                                                                     $41,621          $35,711

  Liabilities:
      Accounts payable                                                $1,112           $1,010
  Stockholders equity:
      Common stock                                                    24,792           24,254
      Retained earnings                                               15,717           14,766
      Treasury Stock                                                       0           (4,319)
  TOTAL STOCKHOLDERS EQUITY                                           40,509           34,701
                                                                     $41,621          $35,711

  STATEMENTS OF INCOME                                                       (In Thousands of Dollars)
Years ended                                                 December 31, 1997   December 31, 1996   December 31, 1995
  Income:
     Equity in net income of subsidiary                               $4,819           $4,194             $3,622
  Other expenses                                                         (77)             (63)               (46)
                                                  NET INCOME          $4,742           $4,131             $3,576

STATEMENTS OF CASH FLOWS                                              (In Thousands of Dollars)
Years ended                                                 December 31, 1997   December 31, 1996   December 31, 1995
Cash flows from operating activities:

Net income                                                            $4,742           $4,131             $3,576
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Increase (Decrease) in deferred director fees                          2               (1)                (1)
    Income from subsidiary                                            (4,819)          (4,194)            (3,622)
    Dividends received from subsidiary                                 5,977            6,027              1,267
                   NET CASH PROVIDED BY OPERATING ACTIVITIES           5,902            5,963              1,220

Cash flows from investing activities:
  Investment in subsidiary                                            (3,025)          (2,582)            (1,875)
  Purchase of other investments                                          (54)               0                  0
                       NET CASH USED IN INVESTING ACTIVITIES          (3,079)          (2,582)            (1,875)
Cash flows from financing activities:
  Purchase of treasury stock                                               0           (4,319)                 0
  Proceeds from sale of treasury stock                                 2,536                0                  0
  Dividends paid                                                      (1,858)          (1,138)            (1,168)
  Proceeds from sale of common stock                                     488            2,582              1,875
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           1,166           (2,875)               707
                                        NET INCREASE IN CASH           3,989              506                 52

CASH
  Beginning of year                                                    1,197              692                640
  End of year                                                         $5,186           $1,197               $692

 Cash dividends of $5.976 million, $6.027 million and $1.267 million were recevied from the bank subsidiary in 1997,
1996 and 1995, respectively.


INSIDE BACK COVER

Drawing of Map of Ohio Highlighting Branch Locations

MAIN OFFICE

  20 S. Broad St., Canfield, OH 44406               533-3341

AUSTINTOWN

  22 N. Niles-Canfield Rd., Youngstown, OH 44515    792-1411

COLONIAL PLAZA

  401 E. Main St. Canfield, OH 44406                533-2686

CORNERSBURG

  3619 S. Meridian Rd. Youngstown, OH 44511         793-3971

LAKE MILTON

  17817 Mahoning Ave. Lake Milton, OH 44429         654-3351

SALEM

  1858 E. State St. Salem, OH 44460                 332-1558

BOARDMAN

  102 W. Western Reserve Rd. Youngstown, OH 44514   726-8896

COLUMBIANA

  340 State Rt. 14 Columbiana, OH 44408             482-1974

LEETONIA

  16 Walnut St. Leetonia, OH 44431                  427-2436

DAMASCUS

  29053 State Rt. 62 Damascus, OH 44619             537-4004