Form 10-K, Exhibit 13
period 1998-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 1999-03-16
CIK 709337

                    FARMERS NATIONAL BANC CORP AND SUBSIDIARY
                               HIGHLIGHTS OF 1998

             Selected Financial Data (In Thousands except Per Share Data)

                                                                                   Percent
For the Year                                  1998              1997               Change
  Net Income                                  $5,115            $4,742              7.87%
  Return on Average Assets                      1.34%             1.34%             0.00%
  Return on Average Equity                     11.65%            12.67%            -8.05%

Per Share
  Net Income                                   $1.42             $1.36              4.41%
  Book Value                                   12.93             11.72             10.32%

Balances at Year-End
  Assets                                    $401,621          $368,449              9.00%
  Securities                                  84,319            68,306             23.44%
  Net Loans                                  283,113           271,665              4.21%
  Deposits                                   321,518           305,830              5.13%
  Stockholders Equity                         47,274            40,923             15.52%
  Shares Outstanding                           3,657             3,491              4.76%
  Cash Dividends                               2,413             1,958             23.24%

  * Adjusted to reflect weighted outstanding shares and adjusted for stock dividends.


                 FORM 10-K

  A copy of the Annual Report filed with the Securities and Exchange Commission will be available on April 1, 1999 without charge upon written request to:

     Mr. Carl D. Culp, Treasurer
     Farmers National Banc Corp.
     20 South Broad St. P.O. Box 555
     Canfield, Ohio 44406

     Mailing address and phone:
     Farmers National Banc Corp.
     20 South Broad St. P.O. Box 555
     Canfield, Ohio 44406
     Phone:  (330) 533-3341

  The Annual Meeting of the Shareholders of Farmers
National Banc Corp. will be held at Colonial Catering at 429 Lisbon St. Canfield, Ohio on Thursday, March 25,
1999 at 3:30 p.m.



       TABLE OF CONTENTS

Highlights of 1998           1

Board of Directors           2

Report to Stockholders     3-7

Officers                     8

Description of Business      9

Selected Financial Data  10-12

Management's Discussion  13-20

Stock Prices and Dividends  21

Accountant's Report         22

Financial Data           23-36


BOARD OF DIRECTORS

Picture of Board of Directors

Board of Directors for Farmers National Banc Corp.
  and The Farmers National Bank of Canfield

William D. Stewart, Chairman of Farmers National Banc Corp.

Richard L. Calvin, Vice Chairman of Farmers National Banc Corp.

Frank L. Paden, President and Secretary of Farmers National Banc Corp.; President and CEO of the Farmers National Bank of Canfield

Benjamin R. Brown, President - Castruction Co.

Joseph O. Lane, President - Lane Funeral Homes, Inc. and Lane Life Corp.

David C. Myers, President - Myers Equipment Corp.

Edward A. Ort, President - Ort Furniture Manufacturing Co.

Ronald V. Wertz - C.P.C.U., C.I.C., Vice President - Acordia of Ohio, Inc.



PRESIDENT'S LETTER TO STOCKHOLDERS

Dear Shareholders:

	The cover of this year's annual report symbolizes the long-term strategy of your corporation and its proven soundness.

	The families who founded your corporation lived in an economic and business environment that is in many ways different from our own. But, the values and principles of commerce they held to be true remain constant in the conduct of your corporation today.

	As this century comes to a close and we prepare for the next, we will continue to seek, evaluate and embrace new technologies and methods of operation. However, our growth strategy and its success has its roots in that which was originally sown 111 years ago.

	In 1998, Farmers National Banc Corp. completed another year of results befitting the mission statement and vision for the company.

  Profitability -- net earnings in excess of $5 million;

  Growth -- assets now exceeding $400 million; and

  Strength & Safety -- shareholder equity of $47 million.



	Your Board of Directors and Management are pleased with our 1998 results and we remain very optimistic for the continued success of these strategies as we move into the future. It is with pleasure that I share some of the highlights and accomplishments of your company that were attained in 1998.


Bar Graph Depicting Net Income in Thousands

Year          Amount

1994          $3,424

1995          $3,576

1996          $4,131

1997          $4,742

1998          $5,115


FINANCIAL PERFORMANCE

	Net income for the year reached a record high of $5.1 million, up 7.87 percent over 1997. Interest income from earning assets
-- loans and investments, is the major component that drives the earnings of the company.  Earning assets generated $29.5 million in
interest income during 1998.   Total interest expense, or cost
of our interest bearing liabilities was $12.7 million. Net interest income for the year was $16.7 million, up 7 percent, or $1.1 million from last year. The net interest margin on these assets and liabilities was 4.64 percent as compared to
4.65 percent in 1997.

	Net income was $1.42 per share for 1998 as compared to $1.36 per share in 1997. This represents a 4.41 percent increase.
The corresponding graph depicts a favorable trend in earnings per share increasing from $1.04 per share in 1994 to the current level of $1.42 per share.

Bar Graph Depicting Net Income Per Share

Year          Amount

1994          $1.04

1995          $1.05

1996          $1.18

1997          $1.36

1998          $1.42


	Cash dividends paid on Farmers National Banc Corp. common stock were $.68 per share in 1998, representing a 17.24 percent increase over the $.58 per share paid a year ago. In addition to the cash dividends, the Corporation also paid shareholders a 2 percent stock dividend in October 1998. This year marks the third consecutive year of increased cash dividends and the twenty-third consecutive year that your Directors approved and paid a stock dividend.

	Shareholders Equity is a measure used in defining safety within the banking industry. The $47.3 million in Shareholder Equity gives the Corporation an 11.8 percent total capital to asset ratio -- well above regulatory measures and near the top percentile in comparison to our peer group of banks.

Bar Graph Depicting Total Stockholders Equity in Thousands

Year          Amount

1994         $28,915

1995         $33,976

1996         $34,809

1997         $40,923

1998         $47,274

	Shareholder participation in the Corporation's Dividend Reinvestment Plan continues to provide a source of additional capital to the Corporation. During 1998, shareholders reinvested cash dividends of $1.3 million and made supplemental cash contributions in the amount of $2.4 million, totaling $3.7 million that was used to purchase 94,889 shares of common stock in Farmers National Banc Corp. at an average weighted purchase price of $39.91 per share.

	Farmers National Banc Corp.'s common stock finished the year at $42.25 per share as quoted on the OTC Bulletin Board. This represents a 37 percent increase over 1997's year end quote of $30.75 per share. Our common stock can be located under the symbol FMNB. Stockholders Equity per share was $12.93 as of December 31, 1998 as compared to $11.72 at the end of 1997. The graph to the left gives a five year history on the book value versus the quoted market value. These numbers have been adjusted for previous stock dividends and stock splits.

Bar Graph Depicting Book Value and Market Value of Stock

                Book         Market
Year            Value        Value

1994            $9.29        $14.75

1995            $10.33       $19.70

1996            $10.46       $23.13

1997            $11.72       $30.75

1998            $12.93       $42.25



	As disclosed in the quarterly reports, we have been able to achieve both positive earnings and growth trends throughout the
year.   As of December 31, 1998, total assets for the
corporation are reported as $401.6 million, an increase of 9 percent from 1997. Net loans, which comprise approximately 71%
of the total assets of the corporation increased to $283.1 million representing a 4.21 percent increase over the year end in 1997. Securities increased 23 percent to $84.3 million on December 31, 1998. Total deposits also increased approximately $15.7 million or 5.13 percent from $305.8 million in 1997 to $321.5 million at year end December 31, 1998.

Bar Graph Depicting Total Loans in Thousands

Year          Amount

1994         $214,988

1995         $229,249

1996         $263,504

1997         $271,665

1998         $283,113

	You will note from the financial information outlined in this report that Farmers National Banc Corp.'s operating and performance measures identify continuing positive trends.
Nineteen hundred and ninety-eight, a financially successful year, is detailed in the accompanying financial review and discussion which summarize the careful management of operating fundamentals, size of our Corporation and shareholder return.


OPERATIONS

	In January 1999, Farmers National Bank opened a new branch banking office in Poland Village. This new facility, representing our tenth community branch banking office, marks the fourth new full service branch location that Farmers
National Bank has established in the past three years. The newly constructed building includes approximately 3,500 square feet of retail and commercial banking space along with four drive-up teller lanes and a 24 hour Automatic Teller Machine conveniently located in a drive-up lane. This branch is staffed to accommodate new account openings and is able to process any type of loan application.


Bar Graph Depicting Total Assets in Thousands

Year           Amount

1994          $284,445

1995          $314,229

1996          $338,112

1997          $368,449

1998          $401,621


Picture of Exterior of Poland Branch


        To improve customer service during 1998, we also made other capital improvements to other branch locations. The 24 hour ATM at our Cornersburg Office was reconfigured from a walk-up ATM to a drive-up unit located on the north side of the building. This move offers more convenience to our customers, and enhances their safety while using that machine. We also installed new drive-up
ATM machines at our Damascus and Leetonia branches. Both communities lacked this type of banking service.

        1998 marked the twentieth anniversary at our Boardman branch location at Western Reserve Road and Market Street. During the past year, this branch went through a major capital improvement project that truly enhanced the appearance and efficiency of the building. The improvements included an addition, a new gable style roof, a newly configured customer service lobby and the relocation of the 24 hour ATM to a drive-up unit with a separate auto lane on the west side of the building.


Picture of Exterior of Boardman Branch


	During 1998, Farmers National Bank was selected as one of 32 member institutions to participate in the Welcome Home Program sponsored by the Federal Home Loan Bank of Cincinnati. This program is designed to serve the owner-occupied housing needs of low and moderate income residents located within our lending areas. Funds provided through this program can be used for down payments and closing costs incurred in conjunction with the acquisition of owner-occupied housing units by low and moderate income home buyers. Farmers National Bank also participated in the Greater Salem Area Habitat for Humanity program in
Columbiana County. This particular program was expanded this year and our bank was pleased to assist in the building and funding for two homes in Columbiana County.

	A complete review of 1998 could not be complete without a report on the bank's progress on the Year 2000 (Y2K) issue as part of the Year 2000 Information and Readiness Disclosure Act.

	Much has been written about this topic during the past year and how it can affect the banking industry. Your Board of Directors and the Senior Management team have given the Y2K issue top priority during 1998 and are fully committed to using commercially reasonable efforts to ensure that all internal systems will be Y2K compliant. As part of a detailed project management plan, I am pleased to report that we have nearly completed our Y2K testing of all "mission critical" inventory items. Additional testing with third party vendors will continue during 1999 along with an aggressive customer awareness program to better prepare the public for this issue and the potential effects on our financial communities. In addition, we are working to have contingency plans in place to mitigate any Y2K problems that may be caused by circumstances beyond the bank's control, such as power or communications malfunctions.

	The scope of the Y2K challenge itself is something we cannot control, but we can control the way we manage the problem. As interested citizens, dependable business professionals, leaders in the community and caring family members, it is our duty to raise the awareness of this problem in our communities and offer help where we feel competent to do so.

        While numbers usually dominate any President's message to his shareholders, the story behind those numbers is always one involving human beings. On March 25, 1999, Mr. Joseph O. Lane will officially retire from the Board of Directors, a position he has held since December 20, 1965.

	Joe was appointed to the Board of Directors at the time Farmers National Bank consisted of two offices, Canfield and Austintown, with total assets of $15 million. During his tenure as Director, he has participated in leading and guiding this corporation as it expanded to ten community branch offices and total assets in excess of $400 million.

        His commitment to our community is enduring and he has always been one of our bank's most influential boosters. We will truly miss his vision and business talents that he so heartily committed to our board for the past thirty-four years. A sincere "Thank You" and best wishes to Joe and his wife Gerri.


Picture of Joseph O. Lane, Director


	In closing, I would like to offer special thanks to our shareholders, directors, officers and employees for their loyal patronage of our services and steadfast commitment to our bank. We are extremely confident as we prepare for the twenty-first century and welcome you to be a part of it.



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


       William D. Stewart               Richard L. Calvin
            Chairman                      Vice Chairman

         Frank L. Paden                    Carl D. Culp
    President and Secretary         Executive Vice President
                                           & Treasurer

        Donald F. Lukas
     Senior Vice President



                  Farmers National Bank of Canfield
                       Officers & Management

         Frank L. Paden                         Joseph E. Chapman
        President & CEO                         Assistant Cashier,
                                         Manager - Collection Department
          Carl D. Culp
   Executive Vice President,                      Janine M. Cox
         Cashier & CFO               Assistant Cashier, Credit Administration

        Donald F. Lukas                        Charlene K. Daugherty
    Senior Vice President,            Assistant Cashier, Human Resources and
          Bank Systems                         Branch Administration

         Mark L. Graham                          Merle C. Garritano
Vice President/Loan Administrator        Assistant Cashier/Consumer Loans

      Bradley S. Henderson                         Linda M. Liston
        Vice President,                           Compliance Officer
Branch Administration & Security
                                                   Joanie F. Orr
       Anthony F. Peluso                 General Ledger Accounting Officer
 Vice President/Human Resources
                                                   Gary J. Rosati
        Alfred F. Ridel                         Staff Legal Counsel
 Vice President/Consumer Loans
                                                  Anita L. Jarvis
       Daniel G. Cerroni                         Internal Auditor
   Assistant Vice President,
  Main Office Loan Department                       Rob L. Mort
                                          Corporate Financial Accountant
       Barbara C. Fisher                       Y2K Project Manager
   Assistant Vice President,
 Marketing & Deposit Operations                  Dorothy J. Weeden
                                                 Assistant Cashier,
         Roy A. Jackson                        Manager - Main Office
Assistant Vice President,Indirect Lending
                                                  Rhonda R. Learn
     Frederick M. Kotheimer                   Manager - Colonial Plaza
Assistant Vice President/Loan Review
                                                  Keith A. Leonard
        Susan E. Miller                          Assistant Cashier,
   Assistant Vice President,                 Manager - Austintown Office
Corporate Services Administration
                                               Jennifer C. Tikkanen
       Phyllis A. Welton                Asst. Manager - Austintown Office
   Assistant Vice President,
  Manager - Bookkeeping Dept.                    Patricia C. Rosko
                                           Manager - Lake Milton Office
        Andrew A. Baird
Assistant Cashier, Manager - Data Center        Geraldine J. Gbur
                                                Assistant Cashier,
       Barbara L. Sitler                    Manager - Columbiana Office
  Manager - Cornersburg Office
                                                  Jane C. Logan
        Sharyn Staffrey                 Asst. Manager - Columbiana Office
Asst. Manager - Cornersburg Office
                                                Robert L. Rozeski
       Lynnita J. Kaschak                       Assistant Cashier,
Manager - Western Reserve Office            Manager - Leetonia Office

        Clare F. Baldwin                         Mellisa K. Woak
Asst. Manager - Western Reserve Office   Asst. Manager - Leetonia Office

         Larry E. White                         Michele M. Ossoff
   Assistant Vice President,                    Assistant Cashier,
     Manager - Salem Office                 Manager - Damascus Office

       Pamela J. Cleghorn                         Dennis S. Vitt
      Assistant Cashier,                         Assistant Cashier,
  Asst. Manager - Salem Office                Manager - Poland Office

        Gregory V. Walla                          Diane C. Moran
  Asst. Manager - Salem Office             Asst. Manager - Poland Office



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

   	     The Corporation conducts no business activities except for investment in securities permitted under the Bank Holding Company Act. The Board of Directors of the Corporation and the Bank are identical. The officers of the Corporation are William
D. Stewart, Chairman, Richard L. Calvin, Vice Chairman, Frank L. Paden, President and Secretary, Carl D. Culp, Executive Vice President and Treasurer, and Donald F. Lukas, Senior Vice President.

   	     Bank holding companies are permitted under Regulation Y of the Board of Governors of the Federal Reserve System to engage in other activities considered closely related to banking such as leasing and mortgage banking. The Corporation has no other subsidiaries engaged in such activities at this time.


The Farmers National Bank of Canfield

	     The Bank is a full service national bank engaged in commercial and retail banking with the exception of trust services. The Bank's commercial banking services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage and installment loans, night depository, automatic teller machines, safe deposit boxes, money order services, travelers checks, government bond sales, food stamp redemption, utility bill payments, electronic payments, Visa Deibt Cards, MasterCard and Visa Credit Cards, and other miscellaneous services normally offered by commercial banks.

     The Bank's main office is located at 20 South Broad Street, Canfield, Ohio. Business is conducted at a total of eleven (11) offices located in the counties of Mahoning and Columbiana in Ohio. As a national banking association, the Bank is a member of the Federal Reserve System, subject to supervision and regulation of the Comptroller of the Currency and its deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. The Bank is affected also by the monetary and fiscal policies of the United States and of various regulatory agencies.

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

      As of December 31, 1998, the Corporation and its subsidiary had 193 employees. The bank considers its relations with its employees to be satisfactory.



                                            SELECTED FINANCIAL DATA

                                                                     (In Thousands except Per Share Data)
For the Years Ending                                               1998     1997    1996     1995     1994
Summary of Earnings
  Total Interest Income (including fees on loans)                 $29,227 $27,576  $24,877  $21,960  $19,731
  Total Interest Expense                                           12,736  12,129   10,756    9,688    8,000
  Net Interest Income                                              16,491  15,447   14,121   12,272   11,731
  Provision for Credit Losses                                         840     855      655      270      330
  Total Other Income                                                1,698   1,768    1,478    1,342    1,357
  Total Other Expense                                               9,815   9,418    8,883    8,118    7,755
  Income Before Federal Income Taxes                                7,534   6,942    6,061    5,226    5,003
  Federal Income Taxes                                              2,419   2,200    1,930    1,650    1,579
  NET INCOME                                                        5,115   4,742    4,131    3,576    3,424

Per Share Data (Note)
  Net Income                                                         1.42    1.36     1.18     1.05     1.04
  Cash Dividends Paid                                                0.68    0.58     0.44     0.40     0.40
  Book Value at Year-End                                            12.93   11.72    10.51    10.33     9.29

Balances at Year-End
  Total Assets                                                    401,621 368,449  338,112  314,229  284,445
  Earning Assets                                                  377,115 349,102  319,449  294,122  268,724
  Total Deposits                                                  321,518 305,830  283,810  267,955  244,302
  Net Loans                                                       283,113 271,665  263,504  229,249  214,988
  Total Stockholder's Equity                                       47,274  40,923   34,809   33,976   28,915

Average Balances
  Total Assets                                                    381,078 354,005  325,537  297,159  279,839
  Total Stockholder's Equity                                       43,888  37,431   35,629   31,177   27,221

Significant Ratios
  Return on Average Assets (ROA)                                     1.34%   1.34%    1.27%    1.20%    1.22%
  Return on Average Equity (ROE)                                    11.65   12.67    11.60    11.45    12.58
  Average Earning Assets/Average Assets                             94.95   95.28    94.88    94.75    94.91
  Net Loans/Deposits                                                88.06   88.83    92.85    85.56    88.00
  Allowance for Credit Losses/Total Loans                            1.29    1.25     1.20     1.25     1.26
  Allowance for Credit Losses/Nonperforming Loans                  364.39  383.13   152.42   192.87   154.63
  Efficiency Ratio                                                  53.96   54.71    56.50    59.63    59.66
  Cash Dividends as a Percentage of Net Income                      47.17   41.29    35.22    35.46    34.45
  Dividends Per Share to Net Income Per Share                       47.89   41.73    36.07    36.04    34.96

Note:  Per share data is based on weighted average shares outstanding adjusted for stock dividends.



                                                 Average Balance Sheets and Related Yields and Rates
                                                                 (In Thousands of Dollars)
Years ended December 31,                           1998                         1997                         1996

EARNING ASSETS

                                        AVERAGE                      AVERAGE                      AVERAGE
                                        BALANCE  INTEREST     RATE   BALANCE  INTEREST     RATE   BALANCE  INTEREST     RATE
Loans                                   $281,660  $24,585     8.73%  $268,581  $23,487     8.74%  $250,616  $21,519     8.59%
Taxable securities                        62,864    3,695     5.88     51,520    3,123     6.06     40,334    2,352     5.83
Tax-exempt securities                      9,700      817     8.42      8,072      712     8.82      7,434      683     9.19
Federal funds sold                         7,616      408     5.36      9,116      503     5.52     10,506      562     5.35
Total earning assets                     361,840   29,505     8.15    337,289   27,825     8.25    308,890   25,116     8.13

NONEARNING ASSETS

Cash and due from banks                   12,509                       11,001                       11,310
Premises and equipment                     6,433                        5,647                        5,597
Allowance for Loan Losses                 (3,598)                      (3,282)                      (2,946)
Other assets                               3,894                        3,350                        2,686
Total Assets                             381,078                      354,005                      325,537

INTEREST-BEARING LIABILITIES

Time deposits                            148,569    8,407     5.66    141,659    8,094     5.71    122,973    7,095     5.77
Savings deposits                          76,720    1,984     2.59     74,117    1,870     2.52     76,182    1,931     2.53
Demand deposits                           58,143    1,198     2.06     54,560    1,141     2.09     51,890    1,092     2.10
Repurchase agreements                     18,059      790     4.37     15,039      676     4.49     12,075      497     4.12
Borrowings                                 6,203      357     5.76      6,000      348     5.80      2,651      142     5.36
Total Interest-Bearing Liabilities       307,694   12,736     4.14    291,375   12,129     4.16    265,771   10,757     4.05

NONINTEREST-BEARING LIABILITIES

Demand deposits                           25,002                       21,868                       22,979
Other Liabilities                          4,494                        3,331                        1,158
Stockholder's equity                      43,888                       37,431                       35,629
Total Liabilities and
Stockholders' Equity                     381,078                      354,005                      325,537

Net interest income                                16,769                       15,696                       14,359
Net interest income to earning assets                         4.64%                        4.65%                        4.65%

Fully taxable equivalent basis computed at 35% in 1998, 1997 and 1996.

                                         RATE AND VOLUME ANALYSIS

The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

                                                     (In Thousands of Dollars)
                                      1998 change from 1997             1997 change from 1996
                                   Net    Change Due Change Due      Net    Change Due Change Due
                                 Change   To Volume   To Rate      Change   To Volume   To Rate
Tax Equivalent Interest Income
  Loans                           $1,098      $1,134      ($36)     $1,968      $1,554      $414
  Taxable securities                 572         686      (114)        771         653       118
  Tax-exempt securities              105         144       (39)         29          58       (29)
  Federal funds sold                 (95)        (83)      (12)        (59)        (74)       15
Total interest income             $1,680      $1,881     ($201)     $2,709      $2,191      $518

Interest Expense
  Time deposits                     $313        $391      ($78)       $999      $1,081      ($82)
  Savings deposits                   114          63        51         (61)        (53)       (8)
  Demand deposits                     57          74       (17)         49          55        (6)
  Repurchase agreements              114         136       (22)        179         123        56
  Borrowings                           9          11        (2)        206          26       180
Total interest expense              $607        $675      ($68)     $1,372      $1,232      $140

Increase in tax equivalent
  net interest income             $1,073                            $1,337

The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

                                   QUARTERLY FINANCIAL DATA

                                          (In Thousands except Per Share Data)
Quarter Ended 1998                    March 31    June 30  September 30 December 31
Total interest income                   $7,059     $7,280     $7,414     $7,474
Total interest expense                   3,154      3,135      3,184      3,263
Net interest income                      3,905      4,145      4,230      4,211
Provision for credit losses                210        210        210        210
Non-interest income                        419        423        438        418
Non-interest expense                     2,433      2,453      2,482      2,447
Income before federal income taxes       1,681      1,905      1,976      1,972
Federal income taxes                       539        612        637        631
Net income                              $1,142     $1,293     $1,339     $1,341

Per share data:
  Net income                             $0.32      $0.36      $0.37      $0.37
  Dividends                              $0.16      $0.17      $0.17      $0.18


                                          (In Thousands except Per Share Data)
Quarter Ended 1997                    March 31    June 30  September 30 December 31

Total interest income                   $6,536     $6,842     $7,107     $7,091
Total interest expense                   2,834      2,977      3,143      3,175
Net interest income                      3,702      3,865      3,964      3,916
Provision for credit losses                150        200        240        265
Non-interest income                        363        402        433        569
Non-interest expense                     2,437      2,308      2,296      2,377
Income before federal income taxes       1,478      1,759      1,861      1,843
Federal income taxes                       469        572        606        553
Net income                              $1,009     $1,187     $1,255     $1,290

Per share data:
  Net income                             $0.29      $0.34      $0.36      $0.37
  Dividends                              $0.13      $0.14      $0.15      $0.16



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS


The following financial review presents an analysis of the assets and liability structure of the Corporation and a discussion of the results of operations for each of the periods presented in this annual report of liquidity, capital and credit quality. Certain statements in this report that relate to Farmers National Banc Corp.'s plans, objectives, or future performance may be deemed to be forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties.

Results of Operations

  The Corporation's net income totaled $5.115 million during 1998, an increase of 7.87% from $4.742 million for 1997. On a per share basis, net income was $1.42 for 1998 as compared to $1.36 for 1997 and $1.18 for 1996. Common comparative ratios for results of operations include the return on average assets and return on average stockholders equity. For 1998, the return on average equity was 11.65% as compared to 12.67% for 1997 and 11.60% for 1996. The return on average assets was 1.34% for 1998 and 1997 as compared to 1.27% for 1996.

  These results of operations are the direct result of management's concerted efforts to control expenses and increase interest from our interest bearing assets. Overall growth in deposits and the use of those funds in the investment and loan portfolio, particularly commercial real estate and home equity loans, together with control over the bank's general expenses have produced these results.


Net Interest Income

  Net interest income, the principal source of the Corporation's earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 1998, net interest income increased $1.044 million or 6.76% over 1997. The increase for 1997 was $1.326 million or 9.39% over 1996. Interest-earning assets averaged $361.840 million during 1998 representing a 7.28% increase over 1997, while 1997 averaged $337.289 million or a 9.19% increase over 1996.

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

  The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators - net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 1998 the net interest margin, measured on a fully taxable equivalent basis was 4.64% in comparison to 4.65% for 1997 and 1996.

  Total interest income was $29.227 million for 1998 as compared to $27.576 million and $24.877 million for 1997 and 1996,
respectively.   The 5.99% increase in interest income is largely
attributed to a $1.098 million or 4.67% increase in income from loans. Average loans increased 4.87% during the past year, while the overall yield dropped slightly from 8.74% to 8.73%. Income from securities increased $648 thousand or 18.07%, which was driven by a 22.58% increase in the balance of securities available for sale. The drop in the overall rate environment caused the tax equated yields in securities to drop from 6.43% in 1997 to 6.22% in 1998.

  Total interest expense amounted to $12.736 million for 1998, representing a 4.97% increase from 1997 while interest expense of $12.129 million for 1997 represents a 12.76% increase from 1996. The increase in interest expense is primarily due to a $16.319 million or 5.6% increase in the level of average interest-bearing liabilities. This increase in interest-bearing liabilities was offset by a decrease in the overall cost of these funds, which dropped from 4.16% in 1997 to 4.14% in 1998.


Other Income

  Other income decreased $70 thousand or 3.96% from 1997. Total other income for 1997 increased $290 thousand or 19.62% from 1996. The decrease in other income is a result of a 35% decrease in miscellaneous income. Management continues to explore new products and non-traditional banking services that could increase other income in future years.


Other Expenses

  Total other expenses for 1998 increased 4.22% over 1997 as
compared to an increase of 6.03% from 1997 over 1996.   The rise
in other expenses is primarily due to other operating expenses, which increased $203 thousand or 7.32% from 1997. These expenses are increasing each year due primarily to asset growth and the increased volume of the operations of the bank.
Salaries and employee benefits also increased $84 thousand or 1.66%. This increase is the result of hiring additional employees to staff the new branch offices. Management will continue to closely monitor and keep the increases in other expenses to a minimum.



Income Taxes

  Federal income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective federal income tax rate was 32% for the periods ending 1998, 1997 and 1996.


Asset/Liability Management

  Important considerations in asset/liability management are liquidity, the balance between interest rate sensitive assets and liabilities and the adequacy of capital. Interest rate sensitive assets and liabilities are those which have yields on rates subject to change within a future time period due to maturity of the instrument or changes in market rates. While liquidity management involves meeting the funds flow requirements of the Corporation, the management of interest rate sensitivity focuses on the structure of these assets and liabilities with respect to maturity and repricing characteristics. Balancing interest rate sensitive assets and liabilities provides a means of tempering fluctuating interest rates and maintaining net interest margins through periods of changing interest rates. The Corporation monitors interest rate sensitive assets and liabilities to determine the overall interest rate position over various time frames.

  As of year-end 1998, the Corporation had a negative gap at both three month and twelve month time periods. This liability sensitive position typically produces a favorable contribution to earnings during a period of decreasing rates. Although in general rates may rise, the Corporation has the capacity to take steps to minimize the negative effect of such movement.

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

Interest Rate Sensitivity
                                                      (In Thousands of Dollars)
                                      December 31, 1998 December 31, 1997 December 31, 1996
                                        Total Within      Total Within     Total Within
                                      3 month 12 month  3 month 12 month  3 month 12 month
Total Interest-Sensitive Assets        $43,976 $107,360  $43,489 $117,790   $36,137 $105,161
Total Interest-Sensitive Liabilities    63,695  125,304   70,990  129,809    56,249  112,027
Total Sensitivity Gap                  (19,719) (17,944) (27,501) (12,019)  (20,112)  (6,866)
Ratio of Interest-Sensitive Assets to
  Interest-Sensitive Liabilities           .69      .86     0.61     0.91      0.64     0.94

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


Liquidity

  The Corporation maintains, in the opinion of management, liquidity sufficient to satisfy depositors' requirements and meet the credit needs of customers. The Corporation depends on its' ability to maintain its' market share of deposits as well as acquiring new funds. The Corporation's ability to attract deposits and borrow funds depends in large measure on its profitability, capitalization and overall financial condition.

  Principal sources of liquidity for the Corporation include assets considered relatively liquid such as short-term investment securities, federal funds sold and cash and due from banks.

  Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 1998, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 1998 amounted to $5.343 million.

  Cash flows generated from operating activities increased 6.53% to $7.502 million in 1998 compared to $7.042 million in 1997. This increase is a result of an increase in total interest received, as explained in the Net Interest Income section of this report. Cash flows used in investing activities decreased 6.44% to $30.098 million in 1998 compared to $32.171 million in 1997. This decrease in cash used resulted from an smaller net increase in investment securities in 1998 compared to 1997.
Cash flows provided from financing activities amount to $26.094
million as compared to $25.342 million in 1997.   This 2.97%
increase is primarily the result of an increase in deposits.

Maturities and Sensitivities of Loans to Interest Rates

  The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:
                                                                                 (In Thousands of Dollars)
Years Ended December 31,                      1998               1997              1996             1995              1994
Commercial, Financial and Agricultural  $10,885    3.8%   $10,784    3.9%    $8,454    3.1%   $19,842    8.6%   $22,465   10.3%
Real Estate - Mortgage                  157,918   55.1    147,979   53.8    136,212   51.1    110,870   47.9    102,322   47.0
Installment Loans to Individuals        117,999   41.1    116,331   42.3    122,036   45.8    100,748   43.5     92,947   42.7
Total Loans                            $286,802  100.0%  $275,094  100.0%  $266,702  100.0%  $231,460  100.0%  $217,734  100.0%

  The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 1998:
                                                                 (In Thousands of Dollars)
Types of Loans                                      1 Year or less      1 to 5 Years        Over 5 Years
  Commercial, Financial and Agricultural              $3,608              $5,846              $1,431

  The amounts of commercial, financial and agricultural loans as of December 31, 1998, based on remaining scheduled repayments of principal, are shown in the following table:
                                                                 (In Thousands of Dollars)
Loan Sensitivities                                  1 Year or less      Over 1 Year           Total
  Floating or Adjustable Rates of Interest            $2,417              $1,866              $4,283
  Fixed Rates of Interest                              1,191               5,411               6,602
  Total Loans                                         $3,608              $7,277             $10,885

Loan Portfolio

  Total net loans were $283.113 million at year-end 1998 compared to $271.665 million at year-end 1997. This represents an increase of $11.448 million or 4.21%. Loans comprised 77.8% of the Bank's average earning assets during 1998, compared to 79.6% in 1997. The product mix in the Loan Portfolio shows Commercial Loans comprising 3.8%, Real Estate Mortgage Loans (Residential and Commercial) 55.1% and Installment Loans to Individuals 41.1% at December 31, 1998 compared with 3.9%, 53.8% and 42.3%, respectively, at December 31, 1997.

  Loans contributed 84.1% of total interest income in 1998 compared to 85.2% in 1997. Loan yield was 8.73% in 1998, 58 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank's highest yielding assets, it is inherently the most risky portfolio. Accordingly, Management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function which monitors credits during and after the approval process.
To minimize risks associated with changes in the borrower's future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

  Installment Loans to Individuals increased slightly from $116.331 million on December 31, 1997 to $117.999 million on December 31, 1998 which represents a 1.4% increase. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 84.5% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio were $487 thousand in 1998 as compared to $667 thousand in 1997. This represents .41% of total Installment Loans outstanding for 1998 and .57% for 1997. Management attributes these losses to the national trend in the economy, indicating high consumer debt and an increased number of personal bankruptcy filings.

  Real Estate Mortgage Loans increased to $157.918 million at
December 31, 1998, an increase of  6.7% over 1997.   Most of
this increase took place in home equity lines of credit and non-residential real estate loans, which increased $6.609 million and $4.468 million respectively. This portfolio consists of $113.548 million of 1-4 family residential properties and $44.370 million in non-residential real estate properties, all made within the Bank's primary market area. The corporation originated both fixed rate and adjustable rate mortgages during 1998. All mortgage loans made in 1998 are held in the Mortgage Loan portfolio and are not sold on the secondary market. Fixed rate terms are limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.

  Commercial Loans at December 31, 1998 increased slightly from year-end 1997 with outstanding balances of $10.885 million. The Bank's commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.


Summary of Loan Loss Experience

  The following is an analysis of the allowance for loan losses for the periods indicated:
                                                     (In Thousands of Dollars)

Years Ended December 31,                    1998     1997     1996     1995     1994
Balance at Beginning of Year                $3,429   $3,198   $2,911   $2,746   $2,621
Loan Losses:
  Commercial, Financial and Agricultural       (63)       0      (75)      (1)    (185)
  Real Estate-Mortgage                         (39)       0      (22)       0        0
  Installment Loans to Individuals            (772)    (824)    (455)    (275)    (202)
  Total Loan Losses                           (874)    (824)    (552)    (276)    (387)
Recoveries on Previous Loan Losses:
  Commercial, Financial and Agricultural         0        3        9       44       39
  Real Estate-Mortgage                           9       40       15        0        0
  Installment Loans to Individuals             285      157      160      127      143
  Total Recoveries                             294      200      184      171      182
Net Loan Losses                               (580)    (624)    (368)    (105)    (205)
Provision Charged to Operations (1)            840      855      655      270      330
Balance at End of Year                      $3,689   $3,429   $3,198   $2,911   $2,746
Ratio of Net Loan Losses to Average
  Net Loans and Leases Outstanding            0.21%    0.23%    0.15%    0.05%    0.10%

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

  Provisions charged to operations decreased from $855 thousand in 1997 to $840 thousand in 1998. The balance in the allowance for credit losses has increased substantially since 1994 to $3.689 million or 1.29% of loans at December 31,1998. This ratio has increased from the 1.25% reported at December 31,
1997.   The allowance for credit losses as a percentage of
nonperforming loans decreased from 383.13% at December 31, 1997 to 364.39% at December 31, 1998.

  The allowance for possible credit losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of the dates indicated:

                                                                                 (In Thousands of Dollars)

December 31,                                  1998              1997                1996               1995            1994
                                                 Loans to            Loans to           Loans to          Loans to        Loans to
                                                  Total               Total              Total             Total            Total
                                         Amount   Loans    Amount     Loans    Amount    Loans    Amount   Loans   Amount   Loans
Commercial, Financial and Agricultural    $812     3.8%    $1,928      3.9%    $1,873     3.1%    $1,800    8.6%   $1,700   10.3%
Real Estate-Mortgage                     1,017    55.1%       275     53.8%       263    51.1%       250   47.9%      200   47.0%
Installment Loans to Individuals         1,860    41.1%     1,226     42.3%     1,062    45.8%       861   43.5%      846   42.7%
                                        $3,689   100.0%    $3,429    100.0%    $3,198   100.0%    $2,911  100.0%   $2,746  100.0%

  The allocation of the allowance as shown in the table above should not be interpreted as an indication that charge-offs in 1999 will occur in the same proportions or that the allocation indicates future charge-off trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

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

Risk Elements
  The following table sets forth aggregate loans in each of the following categories for the years indicated:
                                                                              (In Thousands of Dollars)
December 31,                                                           1998     1997     1996     1995     1994
Loans Accounted For on a Nonaccrual Basis                              $576     $493       $0     $125     $302
Loans Contractually Past Due 90 Days or More as to Interest
 or Principal Payments (Not Included in Nonaccrual Loans Above)         435      402    2,098    1,384    1,475
Loans Considered Troubled Debt Restructuring
 (Not Included in Nonaccrual Loans or Contractually Past Due Above)       0        0        0       75        0

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

  As of December 31, 1998, there were no concentrations of loans exceeding 25% of total loans which are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.

  The following shows the amounts of contracted interest income and interest income reflected in income on loans accounted for on a nonaccrual basis and loans considered troubled debt restructuring for the periods indicated:

December 31,                                                         1998     1997     1996     1995     1994
Gross Interest Income That Would have been Recorded if the Loans
 had been Current in Accordance with Their Original Terms            $27       $9       $7       $5      $21
Interest Income Included in Income on the Loans                        1       13        0        0        0


Investment Securities

  The investment securities portfolio increased 23.44% in 1998. Most of this increase occurred in U.S. Treasury and U.S. Government agencies, which grew $15.1 million in 1998. The increase is primarily attributable to excess funds resulting from deposit growth outpacing the current year loan demand. Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality.

  In general, investment in securities is limited to those funds the bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

  The following table shows the book value of investment
securities by type of obligation at the dates indicated:
Type                                                                      (In Thousands of Dollars)

December 31,                                                         1998          1997          1996
  U.S. Treasury Securities and Government Agencies                  $68,593       $53,449       $31,449
  Obligations of States and Political Subdivisons                    11,067         9,145         7,501
  Other Securities                                                    4,659         5,712         8,130
                                                                    $84,319       $68,306       $47,080

  A summary of securities held at December 31, 1998, classified according to maturity and including weighted average yield for each range of maturities is set forth below:
                                                                        (In Thousands of Dollars)
Type and Maturity Grouping                                                 December 31, 1998

                                                                   Book Value    Weighted Average Yield (1)
U.S. Treasury and U.S. Government Agency Securities:
  Maturing Within One Year                                          $20,010                5.46%
  Maturing After One Year But Within Five Years                      35,906                5.57%
  Maturing After Ten Years                                           12,677                6.41%
  Total U.S. Treasury and U.S. Government Agency Securities         $68,593                5.69%

Obligations of States and Political Subdivisions
  Maturing Within One Year                                             $349                9.73%
  Maturing After One Year But Within Five Years                       2,150                8.49%
  Maturing After Five Years But Within Ten Years                      2,544                8.18%
  Maturing After Ten Years                                            6,024                7.92%
  Total Obligations of States and Political Subdivisions            $11,067                8.15%

Other Securities
  Maturing Within One Year                                           $4,659                6.22%

  (1) The weighted average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 34% were $11.444 thousand, $59.932 thousand, $70.069 thousand and $158.803 thousand for the four ranges of maturities.

Deposits

  Deposits represent the Corporation's principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation's total deposits grew from $305.830 million in 1997 to $321.518 million in 1998, which equates to an increase of 5.13%. Most of this growth occurred in time deposits, which increased in average balances from $141.659 million in 1997 to $148.569 million in 1998, or 4.88%.

Average Deposits

The following table shows the classification of average deposits for the periods indicated:
                                                  (In Thousands of Dollars)
Average Balances on December 31,                  1998      1997      1996
Noninterest-Bearing Demand Deposits              $25,002   $21,868   $22,979
Interest-Bearing Demand Deposits                  58,143    54,560    51,890
Savings Deposits                                  76,720    74,117    76,182
Time Deposits                                    148,569   141,659   122,973
Total Average Deposits                          $308,434  $292,204  $274,024


The following shows the average rate paid on the following deposit categories for the periods indicated:
Years ended December 31,                            1998      1997      1996
Interest-Bearing Demand Deposits                    2.06%     2.09%     2.10%
Savings                                             2.59%     2.52%     2.53%
Time Deposits                                       5.66%     5.71%     5.77%

A summary of time deposits of $100,000 or more as of December 31, 1998 by maturity range is shown below:

                                                  (In Thousands of Dollars)
3 Months or Less Remaining Until Maturity                   $7,752
3 to 6 Months Remaining Until Maturity                       4,406
6 to 12 Months Remaining Until Maturity                     13,090
Over 12 Months Remaining Until Maturity                      6,959
Total Outstanding                                          $32,207

  The steady increase in total deposits over the years reflects managements' efforts to continue to insure growth of the bank and to maintain a viable banking institution. During 1998, the bank has attracted deposits due to its effort to remain competitive in the local community as to rates paid for all types of deposits, particularly in the time deposit area. The bank has been at or near the top in interest rates paid to depositors throughout 1998.


Capital Resources

  The capital management function is a continuous process which consists of providing capital for both the current financial position and the anticipated future growth of the Corporation. Important to this process is internal equity generation, particularly through earnings retention. Internal capital generation is measured as the percent of return on equity multiplied by the percent of earnings retained. The return on average equity was 11.65%, 12.67% and 11.60% for 1998, 1997 and
1996, respectively. Total cash dividends declared in 1998 represented 47.17% of net income as compared to 41.29% in 1997 and 35.22% in 1996. The resulting internal equity growth percentage amounted to 6.15% in 1998 as compared to 7.44% in 1997 and 7.51% in 1996.


  The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 1998 the bank subsidiary had $14.92 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency. The bank subsidiary is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1998, the bank subsidiary is required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The bank subsidiary's actual Tier 1 and Total Capital ratios at that date were 15.85% and 17.10% respectively. The bank subsidiary's leverage ratio at December 31, 1998 was 10.85%.


Audit

  The Company's internal auditor, who is responsible to the Audit Committee of the Board of Directors, reviews the results and performance of operating units within the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

  The Company utilizes the services of an internal audit outsourcing firm to assist the internal auditor in developing and implementing a comprehensive internal audit plan and program.

  The Audit Committee consists of four nonemployee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; the recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee's findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Audit Committee held four meetings during 1998.


Compliance

	Our institution is committed to maintain a high level of compliance with various laws and regulations. We recognize that the laws and regulations are important tools in federal efforts to give guidelines in order to comply within the standards of today's banks. Failure to comply with regulations can result in significant and often costly penalties or mandated actions from regulatory agencies. Policies and procedures have been set forth to govern the way departments function and ensure fair, consistent and sound banking practices. Changes to the polices and procedures are made when new regulations, or changes to regulations, have been made. The Compliance Department is interested in seeing that the institution adopts and follows sound written policies as part of the compliance management program.

	 The training segment of compliance has become extremely important in the past few years and it is very important to communicate the appropriate responsibilities to each area of the bank. Training is available to personnel in order to assure that they understand their compliance responsibilities and the importance of achieving a high level of compliance with laws and regulations.

	The Compliance Department administers an effective system of monitoring, or testing, procedures in several areas to ensure that compliance of the regulations and laws are within compliance standards. Upon the completion of monitoring projects, areas where training are needed may be revealed.

	We urge employees to ask questions and to use initiative in becoming informed, as it is our bank's mission to keep our employees well informed of the laws and regulations. We train our personnel in order to help them understand their compliance responsibilities and the importance of achieving a high level of compliance with laws and regulations. This all translates in efficient and better service for our customers.



Year 2000

  The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Corporation's programs that have time sensitive software may recognize the date as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Federal Financial Institutions Examination Council recognizes five phases that banks must complete to achieve Year 2000 readiness: 1) Awareness of the potential risks associated with Year 2000; 2) Assessment of all information and environmental systems needing enhancements; 3) Renovation of the systems that are not Year 2000 ready; 4) Validation of the renovated systems to assure Year 2000 readiness; and 5) Implementation of the renovated product into the ongoing operations. The Corporation has completed the Awareness, Assessment and Renovation phases and has substantially completed the validation of it's mission critical systems for Year 2000 readiness. At this time it is not expected that expenses to address year 2000 issues will materially impact future operating results. The Corporation has substantially completed a year 2000 contingency plan to address the possible risks that may be faced within and outside of the Corporation's control.


Information as to Stock Prices and Dividends

  The common stock of the Corporation is traded mostly through a local brokerage firm and some private sales. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 1998, there were 2,585 shareholders of record of common stock.


Market and Dividend Summary

Dividend Date         High      Low        Dividend

March 1997            26.75    23.13         0.13

June 1997             27.25    25.00         0.14

September 1997        29.00    25.63         0.15

October 1997                           2% Stock Dividend

December 1997         33.00    27.38         0.16



March 1998            40.00    32.00         0.16

June 1998             40.00    38.13         0.17

September 1998        44.50    41.00         0.17

October 1998                           2% Stock Dividend

December 1998         44.00    41.00         0.18



Hill, Barth & King, Inc.
Park Place South, Suite 200
155 South Park Avenue
Warren, Ohio 44481
(330) 394-3773 PHONE
(330) 395-3713 FAX
www.hbkcpa.com



January 19, 1999

Board of Directors
Farmers National Banc Corp.
Canfield, Ohio


                 Independent Auditors' Report


     We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. and subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income and comprehensive income, stockholders equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers National Banc Corp. and subsidiary as of December 31, 1998 and 1997 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.



                             Hill, Barth & King, Inc.
                             Certified Public Accountants


                          CONSOLIDATED BALANCE SHEETS
                                                               (In Thousands of Dollars)
December 31,                                                        1998        1997

ASSETS
Cash & due from banks                                             $16,686     $13,480
Federal funds sold                                                  5,994       5,702
                              TOTAL CASH AND CASH EQUIVALENTS      22,680      19,182

Securities available for sale - NOTE B                             81,664      66,620
Other securities                                                    2,655       1,686

Loans - NOTE C                                                    286,802     275,094
Less allowance for credit losses - NOTE D                           3,689       3,429
                                                    NET LOANS     283,113     271,665

Premises and equipment, net - NOTE E                                7,785       6,025
Other assets                                                        3,724       3,271
                                                                 $401,621    $368,449

LIABILITIES AND STOCKHOLDERS EQUITY
Deposits (all domestic):
        Noninterest-bearing                                       $29,380     $26,282
         Interest-bearing - NOTE F                                292,138     279,548
                                               TOTAL DEPOSITS     321,518     305,830

Borrowings:
        U. S. Treasury interest-bearing demand note                    72         559
        Securities sold under repurchase agreements - NOTE G       24,473      14,659
        Federal Home Loan Bank advances - NOTE H                    5,343       4,612
                                             TOTAL BORROWINGS      29,888      19,830

Other liabilities and deferred credits                              2,941       1,866
                                            TOTAL LIABILITIES     354,347     327,526

Commitments and contingent liabilities - NOTE I
Stockholders Equity - NOTES J, K:
        Common Stock - Authorized 5,000,000 shares;
          issued and outstanding 3,657,288 in 1998 and
          3,491,137 in 1997                                        31,661      24,792
Retained earnings                                                  15,337      15,717
Accumulated other comprehensive income                                276         414
                                    TOTAL STOCKHOLDERS EQUITY      47,274      40,923
                                                                 $401,621    $368,449

 See accompanying notes to consolidated financial statements

             CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                                                        (In Thousands except Per Share Data)
Years ended December 31,                                      1998        1997        1996

INTEREST INCOME
Interest and fees on loans                                 $24,585     $23,487     $21,519
Interest and dividends on securities:
       Taxable interest                                      3,558       3,017       2,257
       Nontaxable interest                                     539         463         444
       Dividends                                               137         106          95
Interest on federal funds sold                                 408         503         562
                                 TOTAL INTEREST INCOME      29,227      27,576      24,877

INTEREST EXPENSE
Deposits                                                    11,589      11,105      10,118
Short-term borrowings                                        1,147       1,024         638
                                TOTAL INTEREST EXPENSE      12,736      12,129      10,756
                                   NET INTEREST INCOME      16,491      15,447      14,121
Provision for credit losses                                    840         855         655
                             NET INTEREST INCOME AFTER
                           PROVISION FOR CREDIT LOSSES      15,651      14,592      13,466

OTHER INCOME
Service charges on deposit accounts                          1,175       1,176       1,090
Investment security gains                                        5           6           0
Other operating income                                         518         586         388
                                    TOTAL OTHER INCOME       1,698       1,768       1,478
                                                            17,349      16,360      14,944
OTHER EXPENSES
Salaries and employee benefits - NOTE L                      5,143       5,059       4,779
Net occupancy expense of premises                              567         561         525
Furniture and equipment expense, including depreciation        549         491         521
State and local taxes                                          578         532         515
Other operating expenses                                     2,978       2,775       2,543
                                 TOTAL OTHER EXPENSES        9,815       9,418       8,883
                    INCOME BEFORE FEDERAL INCOME TAXES       7,534       6,942       6,061

FEDERAL INCOME TAXES - NOTE M                                2,419       2,200       1,930
                                            NET INCOME       5,115       4,742       4,131

OTHER COMPREHENSIVE INCOME, NET OF TAX:
Unrealized gains (losses) on securities                       (138)        305        (107)
                                  COMPREHENSIVE INCOME      $4,977      $5,047      $4,024

NET INCOME PER SHARE                                         $1.42       $1.36       $1.18

                 See accompanying notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                   (In Thousands of Dollars)
Years ended December 31,                                              1998     1997     1996
COMMON STOCK
    Balance at beginning of year                                   $24,792  $24,254   $4,111
     71,253 shares issued as a 2% stock dividend in 1998,
      and 33,729 in 1996, including fractional shares                3,082        0    1,501
    Excess of fair value of shares sold over treasury stock cost         0       15        0
    Excess of fair value of shares issued as a stock dividend
      over treasury stock cost                                           0       51        0
    94,899 shares sold in 1998,
      15,335 shares sold in 1997 and 59,618 in 1996                  3,787      472    2,583
    Transfer of additional paid-in capital to common stock               0        0   16,059
    Balance at end of year                                          31,661   24,792   24,254

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of year                                         0        0   16,059
    Transfer of balance to common stock                                  0        0  (16,059)
    Balance at end of year                                               0        0        0

RETAINED EARNINGS
    Balance at beginning of year                                    15,717   14,766   13,591
    Net income                                                       5,115    4,742    4,131
    Dividends declared:
      $.68 cash dividends per share in 1998,
      $.58 in 1997 and $.88 in 1996                                 (2,413)  (1,958)  (1,455)
    Stock dividends                                                 (3,082)  (1,833)  (1,501)
    Balance at end of year                                          15,337   15,717   14,766

ACCUMULATED OTHER COMPREHENSIVE INCOME
    Balance at beginning of year                                       414      109      215
    Net change in unrealized appreciation (depreciation) on
     debt securities, net of income taxes                             (138)     305     (107)
    Balance at end of year                                             276      414      108

TREASURY STOCK, AT COST
    Balance at beginning of year                                         0   (4,319)       0
    Purchase of treasury stock                                           0        0   (4,319)
    67,907 shares reissued as a 2% stock dividend in 1997,
     including fractional shares                                         0    1,783        0
    Sale of treasury stock                                               0    2,536        0
    Balance at end of year                                               0        0   (4,319)
                         TOTAL STOCKHOLDERS EQUITY AT END OF YEAR  $47,274  $40,923  $34,809

               See accompanying notes to consolidated financial statements


                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                            (In Thousands of Dollars)
Years ended December 31,                                                     1998       1997       1996
CASH FLOWS FROM OPERATING ACTIVITIES
  Interest received                                                       $30,376    $28,327    $25,979
  Fees and commissions received                                             1,670      1,723      1,418
  Interest paid                                                           (12,769)   (12,012)   (10,759)
  Cash paid to suppliers and employees                                     (9,382)    (8,777)    (8,275)
  Income taxes paid                                                        (2,393)    (2,219)    (2,075)
                             NET CASH PROVIDED BY OPERATING ACTIVITIES      7,502      7,042      6,288

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investment securities available for sale     18,260     14,479     14,329
  Proceeds from sales of investment securities available for sale           1,023      3,106          0
  Purchases of other securities and securities available for sale         (35,852)   (38,547)   (14,467)
  Net increase in loans made to customers                                 (11,973)   (10,464)   (35,031)
  Purchases of premises and equipment                                      (1,556)      (745)      (546)
                                 NET CASH USED IN INVESTING ACTIVITIES    (30,098)   (32,171)   (35,715)

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase (decrease) in demand deposits,
    NOW accounts and savings accounts                                      13,818      3,115       (906)
  Net increase in time deposits                                            10,528     17,848     21,381
  Net increase in Federal Home Loan Bank Borrowings                           731      3,212      1,400
  Sale (Purchase) of Treasury Stock                                             0      2,537     (4,319)
  Dividends paid                                                           (2,770)    (1,858)    (1,138)
  Proceeds from sale of common stock                                        3,787        488      2,582
                             NET CASH PROVIDED BY FINANCING ACTIVITIES     26,094     25,342     19,000
                  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      3,498        213    (10,427)

CASH AND CASH EQUIVALENTS
  Beginning of year                                                        19,182     18,969     29,396
  End of year                                                             $22,680    $19,182    $18,969

RECONCILIATION OF NET INCOME TO NET
  CASH PROVIDED BY OPERATIONS
  Net income                                                               $5,115     $4,742     $4,131
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation                                                            423        398        394
      Amortization and accretion                                            1,353      1,228      1,178
      Provision for credit losses                                             840        855        655
      Gain on sale of investment securities                                    (5)        (6)         0
      Deferred income taxes                                                   (84)       (77)       (70)
      Other                                                                  (140)       (98)         0
                             NET CASH PROVIDED BY OPERATING ACTIVITIES     $7,502     $7,042     $6,288

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
  Supplemental schedule of noncash investing and financing activities:
    Unrealized loss on available for sale securities                         $322        $42        $48
    Real estate acquired by issuing note payable                              650          0          0

                      See accompanying notes to consolidated financial statements

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          Farmers National  Banc Corp. and Subsidiary
              December 31, 1998, 1997, and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Principals of Consolidation:
  The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, The Farmers' National Bank of Canfield. All significant intercompany balances and transactions have been eliminated.


Nature of Operations:
  The company's wholly owned subsidiary, The Farmers National Bank of Canfield, operates under a national bank charter and provides full banking services. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is the northeastern region of Ohio and service is provided at eleven
(11) locations.


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


Impaired Loans:
  Impaired loans are classified according to the Financial Accounting Standards Board Statement 114, "Accounting by creditors for impairment of loans". Under this standard, the reserve for loan losses related to loans that are considered impaired is based on discounted cash flows using the loan's initial effective interest rate and the fair value of the collateral for certain collateral dependent loans.




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


Per Share Amounts:
  Earnings per share are based on weighted average shares outstanding. Average shares outstanding, per share amounts and reference to number of shares in notes to consolidated financial statements have been restated to give effect to stock dividends. Weighted average shares outstanding were 3,599,096 for 1998, 3,490,644 for 1997 and 3,514,619 for
1996.

Comprehensive Income: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards no. 130, "Reporting Comprehensive Income" ("SFAS 130") which establishes new rules for the reporting and display of comprehensive income and its components. The adoption had no impact on the company's net income or stockholders equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

                           NOTE B - SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 1998 and 1997 are summarized as follows:
                                                         (In Thousands of Dollars)
                                                             1998         1997
U.S. Treasury and U.S. Government agencies                 $68,593      $53,449
Corporate debt securities                                    2,004        4,026
Obligations of states and political subdivisions            11,067        9,145
                                                 TOTALS    $81,664      $66,620

Net unrealized gains (losses) for securities available for sale at December 31, 1998 and 1997 are summarized below:
                                                               (In Thousands of Dollars)
                                                        UNREALIZED   UNREALIZED    NET UNREALIZED
December 31, 1998                                         GAINS        LOSSES      GAINS (LOSSES)
U.S. Treasury and U.S. Government agencies                  $594        ($274)           $320
Corporate debt securities                                      2           (8)             (6)
Obligations of states and political subdivisions             144          (40)            104
                                                 TOTALS     $740        ($322)           $418

December 31, 1997
U.S. Treasury and U.S. Government agencies                    $531         ($23)           $508
Corporate debt securities                                       12          (15)             (3)
Obligations of states and political subdivisions               126           (4)            122
                                                 TOTALS       $669         ($42)           $627

The fair value and book value of securities available for sale by contractual maturities at
December 31, 1998 are summarized below:
                                                         (In Thousands of Dollars)
                                                          FAIR VALUE   BOOK VALUE
Due in 1 year or less                                      $22,363      $22,278
Due after one year through five years                       38,057       37,683
Due after five years through ten years                       2,544        2,522
Due after ten years                                         18,700       18,763
                                                 TOTALS    $81,664      $81,246

  Securities with a carrying value of $42 million at December 31, 1998 and $35 million at December 31, 1997 were pledged to secure deposits in accordance with federal and state requirements and to secure repurchase agreements sold.


                                      NOTE C - LOANS

Following is a summary of loans:
                                                       (In Thousands of Dollars)
December 31,                                                1998        1997
Real Estate - Mortgage                                    $158,700    $148,740
Installment Loans to Individuals                           116,164     114,470
Commercial, Financial and Agricultural                      10,884      10,784
  Subtotal                                                 285,748     273,994
Net origination and deferred loan fees                       1,054       1,100
                                            TOTAL LOANS   $286,802    $275,094

 Nonperforming loans have not been separately classified because such loans are not material compared to total loans and nonaccrued interest is not material in relation to net income.

                             NOTE D - ALLOWANCE FOR CREDIT LOSSES

Following is an analysis of changes in the allowance for credit losses for the years ended
December 31:
                                                               (In Thousands of Dollars)
                                                             1998        1997        1996
Balance at beginning of year                                $3,429      $3,198      $2,911
Additions:
 Provision for credit losses                                   840         855         655
 Recoveries on loans previously charged off                    294         200         184
                                        TOTAL ADDITIONS      4,563       4,253       3,750
Credits charged off                                           (874)       (824)       (552)
Balance at end of year                                      $3,689      $3,429      $3,198

  The allowance for federal income tax purposes amounted to $753 thousand at December 31, 1998, which is $2.936 million less than the allowance for financial accounting purposes.

                      NOTE E - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:

                                               (In Thousands of Dollars)
December 31,                                        1998        1997
Land                                               $2,046      $1,631
Premises                                            6,622       5,129
Equipment                                           3,896       3,625
Leasehold Improvements                                185         180
                                                   12,749      10,565
Less accumulated depreciation                      (4,964)     (4,540)
                                NET BOOK VALUE     $7,785      $6,025

 Depreciation expense was $423 thousand for the year ended December 31, 1998, $398 thousand for 1997 and $394 thousand for 1996.

                                       NOTE F - INTEREST-BEARING DEPOSITS

Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 1998:

                                                 (In Thousands of Dollars)
1999                                                      $109,869
2000                                                        22,216
2001                                                         5,850
2002                                                         5,635
2003 and thereafter                                          7,987
                                                  TOTAL   $151,557

Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities as of December 31, 1998:

                                                 (In Thousands of Dollars)
Three months or less                                        $7,752
Three to six months                                          4,406
Six to twelve months                                        13,090
Over twelve months                                           6,959
                                                  TOTAL    $32,207


NOTE G - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND UNUSED
LINES OF CREDIT

  The bank subsidiary enters into sales of securities under repurchase agreements (reverse repurchase agreements). Securities underlying the agreements are U.S. Government securities with a book value including accrued interest of $17.511 million for the year ended December 31, 1998 and $15.593 million for 1997. The market value was $17.780 million for 1998 and $15.709 million for 1997. At December 31, 1998, these agreements had a weighted average interest rate of 5.27% and will mature January through March 1999. The securities, although held in safekeeping outside the bank subsidiary, were under the bank subsidiary's control. Securities sold under repurchase agreements averaged monthly $18.397 million in 1998 and $14.887 million in 1997. Maximum amounts outstanding at any month end during 1998 and 1997 were $25.792 million and $16.211 million, respectively.

  The bank subsidiary has access to borrowing facilities at the Federal Home Loan Bank, which totaled $31.766 million at
December 31, 1998.


NOTE H - FEDERAL HOME LOAN BANK ADVANCES

  Federal Home Loan Bank advances at December 31, 1998 are secured by a blanket pledge of residential mortgage loans totaling
$8.014 million.


                                         December 31,
                                   1998              1997
                                     Weighted          Weighted
                                      Average           Average
(In Thousands of Dollars)    Amount    Rate    Amount    Rate

Fixed-rate advances           $1,440     5.80%  $    0     0.00%
Variable-rate advances         3,903     5.28%   4,612     5.84%
Total advances                $5,343     5.42%  $4,612     5.84%


Scheduled repayments of FHLB advances are as follows:

                        (In Thousands of Dollars)
        Maturing in:
        1999                     $3,646
        2000                        257
        2001                        273
        2002                        289
        2003                        218
        Later years                 660
                      Total      $5,343


NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES

  The bank subsidiary utilizes equipment and leases a branch location under a noncancelable operating lease extending to
2004.  Rental expense charged to operations totaled $ 82
thousand for 1998, $114 thousand for 1997 and $125 thousand
for 1996.   Following is a summary of future minimum rental
payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1998:


                                    (In Thousands of Dollars)

                    Year ending:
                        December 31, 1999    $  36
                        December 31, 2000 	36
                        December 31, 2001 	36
                        December 31, 2002 	36
                        December 31, 2003 	36
                        Later years             30
                        TOTAL                $ 210


  The bank subsidiary is required to maintain noninterest-bearing reserve balances with the Federal Reserve Bank. The average reserve balance was $7.677 million for 1998.

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


                                                    (In Thousands of Dollars)
    CONTRACT OR NOTIONAL AMOUNT
Financial instruments whose contract amounts
represent credit risk:
  Commitments to extend credit                                   $ 28,475
  Standby letters of credit and financial guarantees written     $    473


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

  As the year 2000 approaches, the company recognizes the need to ensure its operations will not be adversely impacted by year
2000 software failures. The Company is addressing this issue to ensure the availability and integrity of its financial systems and the reliability of its operational systems. The Company has and will continue to make expenditures necessary to ensure that its software systems and applications continue to function before, during and after the year 2000. These expenses have not been and are not expected to be material to the Company's financial position or results of operations.


NOTE J - STOCKHOLDERS EQUITY

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


NOTE K - REGULATORY MATTERS

  The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 1998, the bank subsidiary had $2.032 million of retained earnings available for distribution and $14.92 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency.

  The bank subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the bank subsidiary's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank subsidiary must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The bank subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.


  Quantitative measures established by regulation to ensure capital adequacy require the bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the bank subsidiary meets all capital adequacy requirements to which it is subject.

  As of December 31, 1998, the most recent notification from the Office of the Comptroller of the Currency categorized the bank subsidiary as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The following table reflects various measures of capital at year-end:
                                              (In Thousands of Dollars)

                                                                   Requirement
                                                                   For Capital
                                                Actual          Adequacy Purposes:
                                      Amount    Ratio           Amount      Ratio
As of December 31, 1998

 Total Capital
    (to Risk-Weighted Assets)        $45,724    17.10%          $21,393     8.00%
 Tier I Capital
    (to Risk-Weighted Assets)        $42,377    15.85%          $10,697     4.00%
 Tier I Capital
    (to Average Assets)              $42,377    10.85%          $15,621     4.00%

As of December 31, 1997

 Total Capital
    (to Risk-Weighted Assets)        $39,215    15.55%          $20,181     8.00%
 Tier I Capital
    (to Risk-Weighted Assets)        $36,058    14.29%          $10,090     4.00%
 Tier I Capital
    (to Average Assets)              $36,058     9.89%          $14,589     4.00%


NOTE L - RETIREMENT PLANS

  The company has a qualified 401(k) deferred compensation, noncontributory Retirement Savings Plan. All employees of the bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation, not to exceed 15%, pursuant to section 401(k) of the Internal Revenue Code. The company matches a percentage of the participants' voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the company may make an additional profit sharing contribution to the plan. Total contributions to company retirement plans were $207 thousand, $203 thousand and $179 thousand for the years ended December 31, 1998, 1997 and 1996 respectively.


                        NOTE M - FEDERAL INCOME TAXES

The provision for income taxes (credit) consists of the following:
                                             (In Thousands of Dollars)
Years ended December 31                         1998               1997               1996
Current                                        $2,503             $2,277             $2,000
Deferred                                          (84)               (77)               (70)
                                       TOTALS  $2,419             $2,200             $1,930

Following is a reconciliation between federal income taxes at statutory rates and actual taxes based on income before federal income taxes:
                                                               (In Thousands of Dollars)
Years ended December 31                              1998                1997                1996
                                                       Percent of         Percent of           Percent of
                                              Amount   pretax inc  Amount  pretax inc  Amount  pretax inc
Statutory tax                                  $2,637      35%     $2,429     35%     $2,122       35%
Effect of nontaxable interest                    (189)     (3)       (162)    (2)       (156)      (3)
Other                                             (29)      0         (67)    (1)        (36)       0
                                   ACTUAL TAX  $2,419      32%     $2,200     32%     $1,930       32%

  Deferred taxes (credit) result from certain temporary differences in the recognition of income and expenses for financial reporting and income tax purposes.  The sources and tax effects of significant temporary differences are as follows:
                                                           (In Thousands of Dollars)
Years ended December 31                           1998              1997               1996
Depreciation                                      ($1)               $41                $42
Provision for credit losses                       (89)               (78)               (98)
Deferred loan fees and origination costs           29                  2                (13)
Federal Home Loan Bank dividends                   32                 26                  0
Deferred compensation                             (80)               (67)                 0
Other                                             (25)                (1)                (1)
                                       TOTALS    ($84)              ($77)              ($70)

Deferred tax liabilities (assets) are comprised of the following at December 31:
                                                (In Thousands of Dollars)
Deferred tax assets:                              1998               1997
   Allowance for credit losses                  ($985)             ($896)
   Deferred compensation                         (210)              (130)
   Deferred loan fee income                       (31)               (59)
   Gross deferred tax assets                   (1,226)            (1,085)

Deferred tax liabilities:
   Depreciation                                   480                481
   Mark-to-market adjustment - securities
     available for sale                           139                213
   Federal Home Loan Bank dividends                77                 45
   Gross deferred tax liabilities                 696                739
                                                ($530)             ($346)

  No valuation allowance for deferred tax assets was recorded at December 31, 1998 and 1997.  Federal income taxes applicable to investment securities gains in 1998 and 1997 were $2 thousand each year.  Federal income taxes (benefit) applicable to other comprehensive income were $(71) thousand,
$157 thousand and $(55) thousand for 1998, 1997 and 1996, respectively.


NOTE N - LOANS TO RELATED PARTIES

  Certain directors, executive officers and associates of such persons were loan customers during 1998. Such loans were made in the ordinary course of business under normal credit terms and do not represent more that a normal risk of collection. Following is an analysis of the amount of loans in which the aggregate of the loans to any such person exceeded $60 thousand during 1998:



					(In Thousands of Dollars)
Total loans at December 31, 1997                   $   864
New  loans                                             481
Repayments                                             237
Total loans at December 31, 1998                   $ 1,108



NOTE O - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December
31, 1998:

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


The estimated fair values of the company's financial instruments as of December 31, 1998 and 1997 are as follows:
                                                                     (In Thousands of Dollars)
                                                                    1998                  1997
                                                            CARRYING     FAIR     CARRYING     FAIR
                                                             AMOUNT      VALUE     AMOUNT      VALUE
Financial assets:
  Cash and cash equivalents                                   $22,680    $22,680    $19,182    $19,182
  Investment securities:
    Available for sale                                         81,664     81,440     66,620     66,720
    Other securities                                            2,655      2,655      1,686      1,686
  Loans - Net                                                 283,113    288,356    271,665    272,442
                                     TOTAL FINANCIAL ASSETS  $390,112   $395,131   $359,153   $360,030

Financial liabilities:
  Deposits                                                   $321,518   $323,898   $305,830   $306,611
  Securities sold under repurchase agreements                  24,473     24,473     14,659     14,659
  Short term borrowings                                         5,415      5,415      5,171      5,171
                                TOTAL FINANCIAL LIABILITIES  $351,406   $353,786   $325,660   $326,441

Unrecognized financial instruments:
  Commitments to extend credit                                $29,504    $29,504    $14,479    $14,479
  Standby letters of credit and financial guarantees              473        473        406        406

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

                                                                           (In Thousands of Dollars)
                                                                     December 31, 1998  December 31, 1997
  BALANCE SHEETS
  Assets:
      Cash                                                                     $764         $5,186
      Investment in bank subsidiary                                          42,667         36,373
      Securities available for sale                                           3,830              0
      Other securities                                                          435             54
      Other                                                                      71              8
                                                                            $47,767        $41,621
  Liabilities:
      Accounts payable                                                         $763         $1,112
  Stockholders equity:
      Common stock                                                           31,661         24,792
      Retained earnings                                                      15,337         15,717
      Unrealized appreciation of debt securities,
      net of applicable income taxes                                              6              0
  TOTAL STOCKHOLDERS EQUITY                                                  47,004         40,509
                                                                            $47,767        $41,621

  STATEMENTS OF INCOME                                                        (In Thousands of Dollars)
Years ended                                                          December 31, 1998  December 31, 1997  December 31, 1996
  Income:
     Equity in net income of subsidiary                                      $5,021         $4,819             $4,194
     Interest and dividends on securities                                       209              0                  0
TOTAL INCOME                                                                  5,230          4,819              4,194
  Other expenses                                                               (115)           (77)               (63)
                                                          NET INCOME         $5,115         $4,742             $4,131

STATEMENTS OF CASH FLOWS                                             (In Thousands of Dollars)
Years ended                                                          December 31, 1998 December 31, 1997 December 31, 1996
Cash flows from operating activities:
Net income                                                                   $5,115         $4,742             $4,131
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Income from subsidiary                                                   (5,021)        (4,819)            (4,194)
    Dividends received from subsidiary                                            0          5,977              6,027
    Other                                                                       (59)             2                 (1)
                           NET CASH PROVIDED BY OPERATING ACTIVITIES             35          5,902              5,963

Cash flows from investing activities:
  Investment in subsidiary                                                   (1,273)        (3,025)            (2,582)
  Purchases of other securities and securities available for sale            (4,201)           (54)                 0
                               NET CASH USED IN INVESTING ACTIVITIES         (5,474)        (3,079)            (2,582)
Cash flows from financing activities:
  Purchase of treasury stock                                                      0              0             (4,319)
  Proceeds from sale of treasury stock                                            0          2,536                  0
  Dividends paid                                                             (2,770)        (1,858)            (1,138)
  Proceeds from sale of common stock                                          3,787            488              2,582
                 NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES          1,017          1,166             (2,875)
                                     NET INCREASE (DECREASE) IN CASH         (4,422)         3,989                506


CASH
  Beginning of year                                                           5,186          1,197                692
  End of year                                                                  $764         $5,186             $1,197

  Cash dividends of $0, $5.976 million and $6.027 million were recevied from the bank subsidiary in 1998, 1997 and 1996, respectively.


INSIDE BACK COVER

Drawing of Map of Ohio Highlighting Branch Locations

MAIN OFFICE

  20 S. Broad St. Canfield, OH 44406               533-3341


AUSTNTOWN

  22 N. Niles-Canfield Rd. Youngstown, OH 44515    792-1411


COLONIAL PLAZA

  401 E. Main St. Canfield, OH 44406               533-2686


CORNERSBURG

  3619 S. Meridian Rd. Youngstown, OH 44511        793-3971


LAKE MILTON

  17817 Mahoning Ave. Lake Milton, OH 44429        654-3351


SALEM

  1858 E. State St. Salem, OH 44460                332-1558


BOARDMAN

  102 W. Western Reserve Rd. Youngstown, OH 44514  726-8896


COLUMBIANA

  340 State Rt. 14 Columbiana, OH 44408            482-1974


LEETONIA

  16 Walnut St. Leetonia, OH 44431                 427-2436


DAMASCUS

  29053 State Rt. 62 Damascus, OH 44619            537-4004


POLAND

  106 McKinley Way West Poland, OH 44514           757-7508