Form 10-K, Exhibit 13
period 1999-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2000-03-23
CIK 709337

                                                                     Exhibit 12


1999 ANNUAL REPORT




[PHOTO]


"No One Has Ever Invented Any thing Better Than A Human Being"


Since 1887
[LOGO]
FARMERS
NATIONAL
BANC CORP

              ABOUT THE THEME OF THIS ANNUAL REPORT AND ITS COVER:

  "...WITH ALL THE MARVELOUS INVENTIONS THAT HAVE CHANGED OUR COUNTRY AND THE
   BUSINESS ENVIRONMENT - ONE THING HASN'T CHANGED - NO ONE HAS EVER INVENTED ANYTHING BETTER THAN A HUMAN BEING. THESE YOUNG PEOPLE SHOWN ON THE COVER OF
         THIS REPORT ARE CHILDREN AND GRANDCHILDREN OF FARMERS NATIONAL
BANC CORP. SHAREHOLDERS AND EMPLOYEES. CHILDREN SYMBOLIZE ALL OUR HOPES FOR THE
                                    FUTURE."
                         -- FROM THE PRESIDENT'S LETTER

Table of Contents

Highlights of 1999/Board of Directors .......1

Report to Stockholders ......................2-6

Selected Financial Data .....................7-9

Management's Discussion .....................10-17

Stock Prices and Dividends ..................18

Accountant's Report .........................19-33

Description of Business .....................34

Officers ....................................35





Form 10-K


A copy of the Annual Report filed with the Securities and Exchange Commission will be available on March 30, 2000 without charge upon written request to:

Mr. Carl D. Culp, Treasurer
Farmers National Banc Corp.
20 South Broad Street, P.O. Box 555
Canfield, Ohio 44406
Phone: (330) 533-3341

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                              HIGHLIGHTS OF 1999

          SELECTED FINANCIAL DATA (IN THOUSANDS EXCEPT PER SHARE DATA)



FOR THE YEAR                           1999           1998       PERCENT CHANGE
                                    -----------------------------------------------
Net Income .........................$  5,524       $  5,115             8.00%
Return on Average Assets ...........    1.34%          1.34%            0.00%
Return on Average Equity ...........   11.16%         11.65%           -4.21%

PER SHARE
Net Income .........................$   0.73       $   0.70*            4.29%
Book Value .........................    6.77           6.47*            4.64%

BALANCES AT YEAR-END
Assets .............................$431,130       $401,621             7.35%
Securities .........................  76,277         84,319            -9.54%
Net Loans .......................... 318,507        283,113            12.50%
Deposits ........................... 331,463        321,518             3.09%
Stockholders Equity ................  51,894         47,274             9.77%
Shares Outstanding .................   7,659          7,460*            2.67%
Cash Dividends .....................   3,118          2,413            29.22%


 *Adjusted to reflect weighted average shares outstanding adjusted for stock dividends and 2-for-1 stock split.

                               Board of Directors

Standing, from left to right: DAVID C. MYERS, JOSEPH D. LANE, EDWARD A. ORT,
                      RONALD V. WERTZ, BENJAMIN R. BROWN.

Seated, from left to right: RICHARD L. CALVIN, FRANK L. PADEN,
                              WILLIAM D. STEWART.

[PHOTO]

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY                              [PHOTO]
PRESIDENT'S LETTER





DEAR
SHAREHOLDERS,

Throughout 1999, three topics dominated the financial news:

     - Y2K - would it deliver a blow to the world economy?

     - The impact of technology stocks on the national and global markets.

     - Projections and predictions about the Federal Reserve Bank's perceived policy of increasing interest rates to stave off potential inflationary pressures.

     In the midst of all these changes and speculations about shifts in direction, your corporation maintained its strategic course of continued growth and is pleased to report another year of outstanding performance.

PEOPLE MATTER MOST

     In 1999, significant time at your corporation was spent examining the technologies available that will help your bank operate more competitively and efficiently today and in the future.

     However, as we prepared this Annual Report for shareholders, we thought not just about the impact of new technologies - we thought about the impact of people. Farmers National Bank was formed near the end of the 19th Century. stronger than ever, it is entering the 21st Century. Of all the things that have changed over the last 113 years, with all the marvelous inventions that have changed our country and the business environment - one thing that hasn't changed
- No one has ever invented anything better than a human being.

     Your company continues to not only endure, but grow in assets, increase profitability and build a strong capital foundation, because over the years, people with vision - shareholders, directors and staff alike - have made this community bank a lasting institution. People made the decisions about the technologies and services that will position this company to meet the future.

     The cover of this year's Annual Report is our way of celebrating your corporation's exciting future as we move into the new millennium. These young people shown on the cover of this report are children and grandchildren of Farmers National Banc Corp. shareholders and employees. Children symbolize all our hopes for the future. They remind us that the purpose of investing, and indeed the purpose of a community bank - is to build a future of hope and prosperity for our communities.

1999 FINANCIAL
PERFORMANCE HIGHLIGHTS

     Your Board of Directors and Management are pleased with our 1999 results and we remain very optimistic for the continued success of these strategies as we move into the future. It is with pleasure that I share some of the highlights and accomplishments that were attained in 1999.

     We continue to show improvements in the financial performance of the corporation. Net income for the year reached a record high of $5.524 million, up 8 percent over 1998. Nineteen hundred ninety-nine marks the seventeenth consecutive year that net income has increased from the previous year.

     Our Return on Average Assets (ROA) was 1.34 percent and our Return on Average Equity (ROE) was 11.16 percent. Net income was $.73 per share in 1999 as compared to $.70 per share in 1998, representing a 4.2 percent increase. Cash dividends paid on the common stock of Farmers National Banc Corp. was $.42 per share, an increase of 23.5 percent over

[GRAPH]
NET INCOME IN THOUSANDS

1995      $3,576
1996      $4,131
1997      $4,742
1998      $5,115
1999      $5,524


[PHOTO]

Left to right: Benjamin R. Brown, Frank L. Paden, Joseph D. Lane.

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                              PRESIDENT'S LETTER


[GRAPH]
   NET INCOME PER SHARE

1995                $0.51
1996                $0.58
1997                $0.67
1998                $0.70
1999                $0.73


the $.34 per share paid in 1998. This per share data is based on weighted average shares outstanding adjusted for stock dividends and the two-for-one stock split paid in this past year.

     Total assets for the corporation, Farmers National Banc Corp. at year- end were $431 million, an increase of 7.3 percent over the year-end totals in 1998.

     The major increases in the asset category took place in the loan portfolio. During 1999, we originated over $162 million in new loans. The net increase, $35.8 million represents a 12.5 percent increase over last years totals.

     Total net loans are $318.5 million. The 12.5 percent increase in loan growth can be attributed mainly to increases in the commercial real estate category and the indirect loan category.

     We increased the commercial real estate category by 26 percent from $44.3 million in 1998 to $55.9 million on December 31, 1999. These types of loans were originated primarily within our local communities along with a few customers expanding into other markets. Our Indirect Lending Department deals with a local network of some 150 new and used car dealers. We were able to originate nearly $80 million of new loans spread over some 6,200 loan accounts. This loan category had a net increase of 22 percent from $99.7 million in 1998 to $121.9 million in 1999.

[PHOTO]

Left to right: William D. Stewart,
Richard L. Calvin, David C. Myers.


     Our asset quality continues to improve as delinquent loans, non- performing loans and loans on a non-accrual basis all declined. Total non- performing loans are down 26 percent from the previous year end; and net loan losses improved by 30 percent from December 31, 1998. Net loan losses as a percentage of average loans improved to .13 percent as compared to .21 percent in 1998. The Reserve for Loan Losses currently represents 550 percent of non-performing loans as of December 31, 1999 and 1.28 percent of total loans outstanding. These improvements are a direct result of our standard credit underwriting policies and sound collection procedures.

     Shareholder's Equity continues to grow at a pace faster than both our assets and net income. Total shareholder equity at year-end 1999 is reported to be $51.9 million, representing a 9.7 percent increase from the same period in 1998. This capital position gives the Bank an 11 percent Tier I capital to asset ratio. This capital ratio is in excess of the regulatory minimum guidelines and puts the corporation near the top percentile in comparison to our peer group banks.

     Approximately 89 percent of our shareholders participate in our Dividend Reinvestment Plan (DRIP). These shareholders have elected to allow their cash dividends to be used to purchase additional shares of our common stock. In addition, approximately 22 percent of those shareholders have made supplemental cash contributions that are also used to purchase shares of stock. These cash dividends and supplemental contributions totaled nearly $3.5 million dollars during 1999, purchasing -approximately 200,000 shares of new common stock that were issued to existing shareholders.

     This DRIP continues to provide us with additional capital and your management takes seriously its responsibility to investigate ways to further invest this capital and strengthen shareholder value. Such high levels of participation in the Dividend Reinvestment Plan is commonly perceived by analysts as indicating strong shareholder trust in their corporation as an investment, and I thank you for this confidence.

     During 1999, the adjustments in the market value of our common stock were indicative of what has transpired in the banking industry over the past eighteen months. We cannot give you any one reason for


[PHOTOS]

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
PRESIDENT'S LETTER


                                   [PHOTO]


the decline in market value of our common stock that has transpired since March 1999. Banks and financial stocks endured a rough ride last year, but it hardly tarnished any objective view of their overall market performance through much of the last decade.

     Earlier in the decade, banks emerged from the worst credit debacle since the Great Depression. Industry consolidation accelerated and served as a catalyst for more investor interest during the middle years of the nineties. Later in the decade, bank management embraced new tools for capital management and balance sheet management that sparked additional positive trends. Stock repurchase programs gained popularity in the banking sector. Up until the end of 1997, bank stocks were challenging the technology sector for honors as the best performing stocks of the decade.

     Bringing us up now to 1999, and looking specifically at our own market performance in 1999, here are the objective facts: our Board increased cash dividends; our balance sheet remains strong; our earnings have improved; our asset quality is good; net losses have decreased and we anticipate some future products that will contribute to the value of this corporation.

     Obviously, these are times where efforts and performance of our company continue to improve, yet the current market value and price of the stock declines. However, over the long-term, market performances historically reflect the actual strength and profitability of an industry and individual corporations, and we expect the same will hold true for banking institutions, and your corporation in particular.

     In early January 2000, the Board of Directors announced the adoption of a Stock Repurchase Program. This gives management another tool to strategically manage our capital position with the long term goal of continuing to enhance shareholder value.

     We plan to continue to manage the corporation in a manner that adds long-term value to the shareholder-investor. Those investors seeking higher short-term gain and willing to accept risk need to look to other places for investments. Please take the opportunity to review Management's Discussion which gives a complete analysis of the financial condition and results of operations for the corporation in 1999.

OPERATIONS

     Over the past few years, our efforts have been directed to the improvement and expansion of our branch office network. Dating back to late 1995, we have been able to open branch offices in Columbiana, Leetonia, Damascus and most recently, in February 1999, our newest branch office located on Rt. 224 inside the Poland Village boundaries. In addition to these new offices, our Western Reserve Office and our Austintown Office went through major renovation projects. All of these improvements were done with the goal to accommodate the new economic growth in those market areas and to better meet the demands for our existing customer base. Each one of our branch locations now has 24 hour ATMs and full service banking facilities along with convenient drive-up banking.

     The capital improvement project within our branch system is an ongoing program and various enhancements for the purpose of better serving our customers are planned.

     We also plan to finalize a master real estate plan for our real estate holdings adjacent to our main office location on Broad St. in Canfield. This project is "in process" and includes feasibility studies regarding expansion to best suit our current needs, but to also take into account what will be needed to meet the needs of the financial services industry in the future. Strategically, we will continue to investigate additional ways to expand and grow this corporation.

[GRAPH]
TOTAL STOCKHOLDERS EQUITY IN THOUSANDS


1995      $33,976
1996      $34,809
1997      $40,923
1998      $47,274
1999      $51,894



[PHOTO]
Edward A. Ort and Ronald V. Wertz

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                              PRESIDENT'S LETTER
[PHOTO]

[PHOTO]
Left to right: Carl D. Culp, Barbara C. Fisher, Roy A. Jackson.


CHANGING REGULATIONS+NEW
TECHNOLOGIES=NEW OPPORTUNITIES

     On November 12, 1999, President Clinton signed the Gramm-Leach- Bliley Act of 1999. This financial modernization law is expected to have a major impact on cross-industry mergers, customer privacy and lending in lower-income communities.

     The core of this bill gives banking institutions the ability to offer all financial products and services, today, in the future, and to do so on a level playing field with non-bank competitors. The enactment of this new bill marks the culmination of a financial services modernization effort that began in the early 1980's. Undoubtedly, as some of these issues unfold, you will see some positive trends to help the banking industry expand products and services.

     Technology continues to be the driving force for the future. Every industry is being affected with new and improved sources and types of technology. Some of these technological changes offer speed and convenience; some improve efficiencies; while some products are less expensive to purchase and maintain. Strategically, this technology issue is a prime factor in the design of the banking and financial services industry in the future. Almost everyone has been subject to the media campaigns of the on-line stock trading companies that offer the consumer the ability to transact stocks and mutual funds trading on a daily or even hourly basis.

     The challenge that our management team anticipates is to find the right mix of technology and personal customer service that will make our financial institution rise above the others. We are committed to meeting this challenge. The Y2K issue was a non event at our bank as we went from December 31, 1999 to January 1, 2000. Our internal systems did not have any Y2K glitches and this event passed virtually without incident. Our staff spent countless hours over the past three years in preparation for the century date change issue. A major part of our time and money spent on this issue was in the form of communicating the efforts and progress of the entire banking industry, to our shareholders and our customers. I want to thank you for your patience and all the cooperation in dealing with this matter. The successful resolution to this potentially ominous event demonstrates the quality and integrity of our national banking system and the knowledge and abilities of the individuals it employs.

NEW PRODUCTS

     With Y2K behind us, we now direct our attention to the implementation of two new products and services that will be made available to our customers in the first quarter of 2000.

     Our Internet banking and phone banking products will provide a secure, direct customer link through the Internet or over the phone. It will give our deposit customers the capability to conduct most banking functions in the comfort of their own home, or wherever they have access to a computer or phone.

     These products will allow you to inquire about your deposit accounts, verify checks and deposits, transfer money between accounts, pay bills, and a variety of other features. Plans are to give access through a link from the Bank's home page at WWW.FNBCANFIELD.COM or go directly to the online banking site from your desktop computer. When you visit this site, you will be able to demo the Internet banking product as well as get other pertinent information about the Bank, our locations, current interest rates on loans, investments and miscellaneous data on other products and services we offer. The phone banking product will also be introduced at the same time as Internet banking. This automated phone system will provide virtually the same features as Internet banking - all


[PHOTO]
Left to right: Mark L. Graham, Frederick M. Kotheimer, Donald F. Lukas

                                                                  [PHOTO]

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
PRESIDENT'S LETTER

[PHOTO]
Left to right: Bradley S. Henderson,
Alfred F. Ridel, Anthony F. Peluso




completed over a touch tone phone. We are excited and anxious to get these new products in production.

     In closing, I would like to offer special thanks to our shareholders, directors, officers and employees for their loyal patronage of our services and steadfast commitment to our bank. Market forces create change and new choices, new technologies create opportunities... but people always have been and always will be at the core of the value of our franchise.

Sincerely,


/s/ Frank L. Paden,


Frank L. Paden,
President & CEO

[GRAPH]
TOTAL LOANS IN THOUSANDS


1995      $229,249
1996      $263,504
1997      $271,665
1998      $283,113
1999      $318,507

[GRAPH]
TOTAL ASSETS IN THOUSANDS

1995      $314,229
1996      $338,112
1997      $368,449
1998      $401,460
1999      $431,004

[PHOTO]

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                         SELECTED FINANCIAL DATA


                                                           (In Thousands except Per Share Data)
  FOR THE YEARS ENDING                             1999        1998        1997        1996        1995
                                                 --------------------------------------------------------
SUMMARY OF EARNINGS
  Total Interest Income (including fees on loans)$ 30,511    $ 29,227    $ 27,576    $ 24,877    $ 21,960
  Total Interest Expense ........................  12,574      12,736      12,129      10,756       9,688
                                                 --------------------------------------------------------
  Net Interest Income ...........................  17,937      16,491      15,447      14,121      12,272
  Provision for Credit Losses ...................     840         840         855         655         270
  Total Other Income ............................   1,634       1,698       1,768       1,478       1,342
  Total Other Expense ...........................  10,663       9,815       9,418       8,883       8,118
                                                 --------------------------------------------------------
  Income Before Federal Income Taxes ............   8,068       7,534       6,942       6,061       5,226
  Federal Income Taxes ..........................   2,544       2,419       2,200       1,930       1,650
                                                 --------------------------------------------------------
  NET INCOME ....................................$  5,524    $  5,115    $  4,742    $  4,131    $  3,576
                                                 ========================================================
PER SHARE DATA (NOTE)
  Net Income ....................................$   0.73    $   0.70    $   0.67    $   0.58    $   0.51
  Cash Dividends Paid ...........................    0.42        0.34        0.29        0.22        0.20
  Book Value at Year-End ........................    6.77        6.47        5.86        5.26        5.17

BALANCES AT YEAR-END
  Total Assets ..................................$431,130    $401,621    $368,449    $338,112    $314,229
  Earning Assets ................................ 402,733     377,115     349,102     319,449     294,122
  Total Deposits ................................ 331,463     321,518     305,830     283,810     267,955
  Net Loans ..................................... 318,507     283,113     271,665     263,504     229,249
  Total Stockholder's Equity ....................  51,894      47,274      40,923      34,809      33,976

AVERAGE BALANCES
  Total Assets ..................................$412,802    $381,078    $354,005    $325,537    $297,159
  Total Stockholder's Equity ....................  49,512      43,888      37,431      35,629      31,177

SIGNIFICANT RATIOS
  Return on Average Assets (ROA) ................    1.34%       1.34%       1.34%       1.27%       1.20%
  Return on Average Equity (ROE) ................   11.16       11.65       12.67       11.60       11.45
  Average Earning Assets/Average Assets .........   94.74       94.95       95.28       94.88       94.75
  Average Equity/Average Assets .................   11.99       11.52       10.57       10.94       10.49
  Net Loans/Deposits ............................   96.09       88.06       88.83       92.85       85.56
  Allowance for Credit Losses/Total Loans .......    1.28        1.29        1.25        1.20        1.25
  Allowance for Credit Losses/Nonperforming Loans  550.89      364.39      383.13      152.42      192.87
  Efficiency Ratio ..............................   54.48       53.96       54.71       56.50       59.63
  Cash Dividends as a Percentage of Net Income ..   56.44       47.17       41.29       35.22       35.46
  Dividends Per Share to Net Income Per Share ...   57.53       47.89       41.73       36.07       36.04


 NOTE: Per share data is based on weighted average shares outstanding adjusted for stock dividends and 2-for-1 stock split.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
SELECTED FINANCIAL DATA

                                                              AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES

                                                                            (In Thousands of Dollars)
   YEARS ENDED DECEMBER 31,                             1999                            1998                         1997
                                        --------------------------------------------------------------------------------------------
EARNING ASSETS
                                           AVERAGE                        AVERAGE                       AVERAGE
                                           BALANCE     INTEREST   RATE    BALANCE     INTEREST   RATE   BALANCE    INTEREST    RATE
                                            ------      -----     ----      -----         ---    ----     -----         ---    ----
  Loans ..............................   $ 303,914  $  25,763     8.48% $ 281,660   $  24,585    8.73% $268,581   $  23,487    8.74%
  Taxable securities .................      68,086      3,783     5.56     62,864       3,695    5.88    51,520       3,123    6.06
  Tax-exempt securities ..............      14,003      1,078     7.70      9,700         817    8.42     8,072         712    8.82
  Federal funds sold .................       5,065        252     4.98      7,616         408    5.36     9,116         503    5.52
                                         -------------------------------------------------------------------------------------------
  Total earning assets ...............     391,068     30,876     7.90    361,840      29,505    8.15   337,289      27,825    8.25

NONEARNING ASSETS
  Cash and due from banks ............      14,250                         12,509                        11,001
  Premises and equipment .............       8,018                          6,433                         5,647
  Allowance for Loan Losses ..........      (3,872)                        (3,598)                       (3,282)
  Other assets .......................       3,338                          3,894                         3,350
                                         -------------------------------------------------------------------------------------------
  Total Assets .......................   $ 412,802                      $ 381,078                      $354,005
                                         ===========================================================================================

INTEREST-BEARING LIABILITIES
  Time deposits ......................   $ 147,941  $   7,855     5.31% $ 148,569   $   8,407    5.66% $141,659   $   8,094    5.71%
  Savings deposits ...................      81,721      1,956     2.39     76,720       1,984    2.59    74,117       1,870    2.52
  Demand deposits ....................      63,957        976     1.53     58,143       1,198    2.06    54,560       1,141    2.09
  Repurchase agreements ..............      27,068      1,096     4.05     18,059         790    4.37    15,039         676    4.49
  Borrowings .........................      11,908        691     5.80      6,203         357    5.76     6,000         348    5.80
                                         -------------------------------------------------------------------------------------------
  Total Interest-Bearing
     Liabilities .....................     332,595     12,574     3.78    307,694      12,736    4.14   291,375      12,129    4.16

NONINTEREST-BEARING LIABILITIES
  Demand deposits ....................      26,911                         25,002                       21,868
  Other Liabilities ..................       3,784                          4,494                        3,331
  Stockholder's equity ...............      49,512                         43,888                       37,431
                                         -------------------------------------------------------------------------------------------
  Total Liabilities and
     Stockholders'Equity .............   $ 412,802                      $ 381,078                      $354,005
                                         -------------------------------------------------------------------------------------------
 Net interest income .................               $ 18,302                       $  16,769                      $ 15,696
                                         ===========================================================================================
 Net interest income to earning assets                            4.68%                          4.64%                         4.65%



 Fully taxable equivalent basis computed at 35% in 1999,1998 and 1997.

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                         SELECTED FINANCIAL DATA

                            RATE AND VOLUME ANALYSIS

The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

                                                               (In Thousands of Dollars)
                                          1999 CHANGE FROM 1998                    1998 CHANGE FROM 1997
                                    Net       Change Due      Change Due     Net        Change Due     Change Due
                                   Change      To Volume        To Rate     Change       To Volume       To Rate
                                  -------------------------------------------------------------------------------

TAX EQUIVALENT INTEREST INCOME

  Loans ....................      $ 1,178       $ 1,940       $  (762)      $ 1,098       $ 1,134       $   (36)
  Taxable securities .......           88           306          (218)          572           686          (114)
  Tax-exempt securities ....          261           362          (101)          105           144           (39)
  Federal funds sold .......         (156)         (137)          (19)          (95)          (83)          (12)
                                  ------------------------------------------------------------------------------
  Total interest income ....      $ 1,371       $ 2,471       $(1,100)      $ 1,680       $ 1,881       $  (201)
                                  ------------------------------------------------------------------------------
INTEREST EXPENSE
  Time deposits ............      $  (552)      $   (35)      $  (517)      $   313       $   391       $   (78)
  Savings deposits .........          (28)          132          (160)          114            63            51
  Demand deposits ..........         (222)          119          (341)           57            74           (17)
  Repurchase agreements ....          306           393           (87)          114           136           (22)
  Borrowings ...............          334           329             5             9            11            (2)
                                  ------------------------------------------------------------------------------
  Total interest expense ...      $  (162)      $   938       $(1,100)      $   607       $   675       $   (68)
                                  ------------------------------------------------------------------------------
  Increase in tax equivalent
    net interest income ....      $ 1,533       $ 1,533       $     0       $ 1,073       $ 1,206       $  (133)
                                  ==============================================================================

     The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

                             QUARTERLY FINANCIAL DATA
                                                       (In Thousands except Per Share Data)
QUARTER ENDED 1999                              March 31    June 30    September 30    December 31
                                                ---------------------------------------------------
Total interest income .......................    $7,299      $7,524        $7,775        $7,913
Total interest expense ......................     3,033       3,051         3,141         3,349
                                                ---------------------------------------------------
Net interest income .........................     4,266       4,473         4,634         4,564
Provision for credit losses .................       210         210           210           210
Non-interest income .........................       400         403           408           423
Non-interest expense ........................     2,610       2,685         2,660         2,708
                                                ---------------------------------------------------
Income before federal income taxes ..........     1,846       1,981         2,172         2,069
Federal income taxes ........................       586         624           689           645
                                                ---------------------------------------------------
Net income ..................................    $1,260      $1,357        $1,483        $1,424
                                                ===================================================
Per share data:
  Net income ................................    $ 0.17      $ 0.17        $ 0.20        $ 0.19
  Dividends .................................    $ 0.09      $ 0.10        $ 0.11        $ 0.12

                                                        (In Thousands except Per Share Data)
QUARTER ENDED 1998                              March 31     June 30    September 30   December 31
                                                ---------------------------------------------------
Total interest income ............               $7,059      $7,280        $7,414        $7,474
Total interest expense ...........                3,154       3,135         3,184         3,263
                                                ---------------------------------------------------
Net interest income ..............                3,905       4,145         4,230         4,211
Provision for credit losses ......                  210         210           210           210
Non-interest income ..............                  419         423           438           418
Non-interest expense .............                2,433       2,453         2,482         2,447
                                                ---------------------------------------------------
Income before federal income taxes                1,681       1,905         1,976         1,972
Federal income taxes .............                  539         612           637           631
                                                ---------------------------------------------------
Net income .......................               $1,142      $1,293        $1,339        $1,341
                                                ===================================================
Per share data:
  Net income .....................               $ 0.16      $ 0.18        $ 0.18        $ 0.18
  Dividends ......................               $ 0.08      $ 0.08        $ 0.09        $ 0.09

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION

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

RESULTS OF OPERATIONS

     The Corporation's net income totaled $5.524 million during 1999, an increase of 8% from $5.115 million for 1998. On a per share basis, net income was $.73 for 1999 as compared to $.70 for 1998 and $.67 for 1997. Common comparative ratios for results of operations include the return on average assets and return on average stockholders equity. For 1999, the return on average equity was 11.16% as compared to 11.65% for 1998 and 12.67% for 1997. The return on average assets was 1.34% for 1999, 1998 and 1997.

     These results of operations are the direct result of management's concerted efforts to control expenses and increase interest from our interest bearing assets. Overall growth in deposits and other fundings sources and the use of those funds in the loan portfolio, particularly commercial real estate and indirect installment loans, together with control over the bank's general expenses have produced these results.

NET INTEREST INCOME

     Net interest income, the principal source of the Corporation's earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 1999, net interest income increased $1.446 million or 8.77% over 1998. The increase for 1998 was $1.044 million or 6.76% over 1997. Interest-earning assets averaged $391.068 million during 1999 representing a 8.08% increase over 1998, while 1998 averaged $361.840 million or a 7.28% increase over 1997.

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

     The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators - net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 1999, the net interest margin, measured on a fully taxable equivalent basis was 4.68% in comparison to 4.64% for 1998 and 4.65% for 1997.

     Total interest income was $30.511 million for 1999 as compared to $29.227 million and $27.576 million for 1998 and 1997, respectively. The 4.39%increase in interest income is largely attributed to a $1.178 million or 4.79% increase in income from loans. Average loans increased 7.9% during the past year, but this growth was offset by a decline in the overall yield from 8.73% in 1998 to 8.48% in 1999. Income from securities increased $262 thousand or 6.19%,which was driven by a 13.13% increase in the average balance of securities available for sale. The drop in the overall rate environment in the first half of the year caused the tax equated yields on securities to drop from 6.22% in 1998 to 5.92% in 1999.

     Total interest expense amounted to $12.574 million for 1999, representing a 1.27% decrease from 1998 while interest expense of $12.736 million for 1998 represents a 5% increase from 1997. The decrease in interest expense is primarily due to a lower level on interest paid on average interest-bearing liabilities. The Corporation saw its' interest expense on interest-bearing liabilities drop from 4.14% in 1998 to 3.78% in 1999. This decrease in interest costs was offset by an 8.09% increase in the average balance of interest bearing liabilities, changing from $307.694 million in 1998 to $332.595 million in 1999.

OTHER INCOME

     Total other income decreased $64 thousand or 3.77% from 1998. Most of this decrease is a result of changing our merchant services program to an out sourced system. Although this change has decreased fees on merchant activities by $110 thousand, the corporation has lessened its exposure to operational risk associated with this type of service, and has also decreased its' merchant expenses by $82 thousand. Management continues to explore new products and nontraditional banking services that could increase other income in future years.

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                         MANAGEMENT'S DISCUSSION

OTHER EXPENSES

     Total other expenses for 1999 increased 8.64% over 1998 as compared to an increase of 4.22% from 1998 over 1997. The rise in other expenses is primarily due to other operating expenses, which increased $240 thousand or 8.06% from 1998. These expenses are increasing each year due primarily to asset growth and the increased volume of the operations of the Bank. Salaries and employee benefits also increased $473 thousand or 9.20%. This increase is the result of hiring additional employees to staff the new branch offices. Management will continue to closely monitor and keep the increases in other expenses to a minimum.

INCOME TAXES

     Federal income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective federal income tax rate was 32% for the periods ending 1999, 1998 and 1997.

MARKET RISK

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

     The Corporation considers the primary market exposure to be interest rate risk. Simulation analysis is used to monitor the Corporation's exposure to changes in interest rates, and the effect of the change to net interest income. The following table shows the effect on net interest income in the event of a sudden and sustained 100 or 200 basis point increase or decrease in market interest rates:

                             (In Thousands of Dollars)
          CHANGES IN                 CHANGE IN                  % CHANGE
         INTEREST RATE              NET INTEREST                 IN NET
         (BASIS POINTS)                INCOME                INTEREST INCOME
         -------------------------------------------------------------------
             -200                       -376                     -2.10%
             -100                       - 92                     - .51%
              100                       -112                     - .62%
              200                       -419                     -2.34%

     The results of this analysis comply with internal limits established by the Corporation. A report on interest rate risk is presented to the Board of Directors and the Asset/Liability Committee on a quarterly basis. The Corporation has no market risk sensitive instruments held for trading purposes, nor does it hold derivative financial instruments, and does not plan to purchase these instruments in the future.

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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION

     Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 1999, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31,1999 amounted to $15.936 million.

     Cash flows generated from operating activities increased 12.21% to $8.418 million in 1999 compared to $7.502 million in 1998. This increase is a result of an increase in total interest received, as explained in the Net Interest Income section of this report. Cash flows used in investing activities increased 12.18% to $33.764 million in 1999 compared to $30.098 million in 1998. This increase in cash used in investing activities primarily resulted from a $38.473 million increase in net loans to customers. Cash flows provided from financing activities increased slightly to $26.333 million as compared to $26.094 million in 1998. Approximately $15.654 million of this cash from financing activities resulted from an increase in customer deposits, while $10.593 million came from increases in Federal Home Loan Bank borrowings.

MATURITIES AND SENSITIVITIES OF LOANS TO INTEREST RATES

     The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

                                                                               (In Thousands of Dollars)
      YEARS ENDED DECEMBER 31,            1999             1998                 1997                1996                1995
                                  ------------------------------------------------------------------------------------------------
Commercial, Financial
 and Agricultural ..............  $ 11,650    3.6%  $ 10,885    3.8%    $ 10,784     3.9%    $  8,454     3.1%    $ 19,842    8.6%
Real Estate - Mortgage .........   172,926   53.6    157,918   55.1      147,979    53.8      136,212    51.1      110,870   47.9
Installment Loans to Individuals   138,059   42.8    117,999   41.1      116,331    42.3      122,036    45.8      100,748   43.5
                                  ------------------------------------------------------------------------------------------------
Total Loans ....................  $322,635  100.0%  $286,802  100.0%    $275,094   100.0%    $266,702   100.0%    $231,460  100.0%
                                  ================================================================================================

     The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31,1999:

                                                               (In Thousands of Dollars)
     TYPES OF LOANS                                 1 YEAR OR LESS     1 TO 5 YEARS     OVER 5 YEARS
Commercial,Financial and Agricultural ........       $     4,761        $  5,233         $  1,656
                                                    =================================================

     The amounts of commercial, financial and agricultural loans as of December 31, 1999, based on remaining scheduled repayments of principal, are shown in the following table:

                                                            (In Thousands of Dollars)
LOAN SENSITIVITIES                                1 Year or less      Over 1 Year       Total
  Floating or Adjustable Rates of Interest ....   $    3,258          $     899       $   4,157
  Fixed Rates of Interest .....................        1,503              5,990           7,493
                                                  ---------------------------------------------
  Total Loans .................................   $    4,761          $   6,889       $  11,650
                                                  =============================================

LOAN PORTFOLIO

     Total net loans were $318.507 million at year-end 1999 compared to $283.113 million at year-end 1998. This represents an increase of $35.394 million or 12.5%. Loans comprised 78% of the Bank's average earning assets in 1999 and 1998. The product mix in the Loan Portfolio shows Commercial Loans comprising 3.6%, Real Estate Mortgage Loans (Residential and Commercial) 53.6% and Installment Loans to Individuals 42.8% at December 31, 1999 compared with 3.8%, 55.1% and 41.1%, respectively, at December 31, 1998.

     Loans contributed 84% of total interest income in 1999 and 1998. Loan yield was 8.48% in 1999, 58 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank's highest yielding assets, it is inherently the most risky portfolio. Accordingly, Management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function which monitors credits during and after the approval process. To minimize risks associated with changes in the borrower's future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                         MANAGEMENT'S DISCUSSION

     Installment Loans to Individuals increased from $117.999 million on December 31, 1998 to $138.059 million on December 31, 1999 which represents a 17% increase. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 88.3% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio were $343 thousand in 1999 as compared to $487 thousand in 1998. When these net loan losses are stated as a percentage of Installment Loans outstanding, the Bank improved from .41% in 1998 to .25% in 1999.

     Real Estate Mortgage Loans increased to $172.926 million at December 31, 1999, an increase of 9.5% over 1998. Most of this increase took place in non-residential real estate loans and home equity lines of credit, which increased $11.597 million and $3.926 million respectively. This portfolio consists of $116.958 million of 1-4 family residential properties and $55.968 million in non-residential real estate properties, generally made within the Bank's primary market area. The Corporation originated both fixed rate and adjustable rate mortgages during 1999. All mortgage loans made in 1999 are held in the Mortgage Loan portfolio and are not sold on the secondary market. Fixed rate terms are generally limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.

     Commercial Loans at December 31, 1999 increased slightly from year-end 1998 with outstanding balances of $11.650 million. The Bank's commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.

SUMMARY OF LOAN LOSS EXPERIENCE

     The following is an analysis of the allowance for loan losses for the periods indicated:

                                                                 (In Thousands of Dollars)
 YEARS ENDED DECEMBER 31,                     1999           1998           1997           1996           1995
                                            --------------------------------------------------------------------
Balance at Beginning of Year .........      $ 3,689        $ 3,429        $ 3,198        $ 2,911        $ 2,746
Loan Losses:
 Commercial,Financial and Agricultural          (27)           (63)             0            (75)            (1)
 Real Estate-Mortgage ................          (75)           (39)             0            (22)             0
 Installment Loans to Individuals ....         (614)          (772)          (824)          (455)          (275)
                                            --------------------------------------------------------------------
 Total Loan Losses ...................         (716)          (874)          (824)          (552)          (276)
Recoveries on Previous Loan Losses:
 Commercial,Financial and Agricultural           12              0              3              9             44
 Real Estate-Mortgage ................           32              9             40             15              0
 Installment Loans to Individuals ....          271            285            157            160            127
                                            --------------------------------------------------------------------
 Total Recoveries ....................          315            294            200            184            171
                                            --------------------------------------------------------------------
Net Loan Losses ......................         (401)          (580)          (624)          (368)          (105)
Provision Charged to Operations (1) ..          840            840            855            655            270
                                            --------------------------------------------------------------------
Balance at End of Year ...............      $ 4,128        $ 3,689        $ 3,429        $ 3,198        $ 2,911
                                            ====================================================================
Ratio of Net Loan Losses to Average
 Net Loans and Leases Outstanding ....         0.13%          0.21%          0.23%          0.15%          0.05%

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

     Provisions charged to operations amounted to $840 thousand in 1999 and 1998. The balance in the allowance for credit losses has increased to $4.128 million or 1.28% of loans at December 31,1999. This ratio has increased from the 1.25% reported at December 31,1995. The allowance for credit losses as a percentage of nonperforming loans increased substantially from 364.39% at December 31, 1998 to 550.89% at December 31, 1999.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION

     The allowance for possible credit losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of the dates indicated:

                                                                     (In Thousands of Dollars)
DECEMBER 31,                             1999                 1998               1997                1996              1995
                                  -------------------------------------------------------------------------------------------------
                                          Loans                  Loans              Loans               Loans              Loans
                                          to Total              to Total           to Total             to Total           to Total
                                  Amount  Loans      Amount      Loans     Amount   Loans    Amount      Loans     Amount  Loans
                                  -------------------------------------------------------------------------------------------------

Commercial, Financial
  and Agricultural                 $   875      3.6%  $     812    3.8%   $  1,928    3.9%   $   1,873    3.1%   $   1,800    8.6%
Real Estate-Mortgage                 1,179     53.6       1,017   55.1         275   53.8          263   51.1          250   47.9
Installment Loans to Individuals     2,074     42.8       1,860   41.1       1,226   42.3        1,062   45.8          861   43.5
                                   -------   ------   ---------  -----    --------  -----    ---------  -----    ---------  -----
                                   $ 4,128    100.0%  $   3,689  100.0%   $  3,429  100.0%   $   3,198  100.0%   $   2,911  100.0%
                                   =======   ======   =========  =====    ========  =====    =========  =====    =========  =====

     The allocation of the allowance as shown in the table above should not be interpreted as an indication that charge-offs in 2000 will occur in the same proportions or that the allocation indicates future charge-off trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

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

RISK ELEMENTS

     The following table sets forth aggregate loans in each of the following categories for the years indicated:

                                                                                          (In Thousands of Dollars)
DECEMBER 31,                                                              1999        1998          1997         1996      1995
                                                                         -------------------------------------------------------
Loans Accounted For on a Nonaccrual Basis                                $  310      $ 576         $  493   $     0     $    125
Loans Contractually Past Due 90 Days or More as to Interest or
 Principal Payments (Not Included in Nonaccrual Loans Above)                439        435            402      2,098       1,384
Loans Considered Troubled Debt Restructuring (Not Included
  in Nonaccrual Loans or Contractually Past Due Above)                        0          0              0          0          75

     Management is not aware of any loans not included in the table above where serious doubt exists as to the ability of the borrower to comply with the current loan repayment terms.

     Nonaccrual loans are loans which are 90 days past due and with respect to which, in Management's opinion, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis. Loans which are 90 days or more past due but continue to accrue interest are loans which, in Management's opinion, are well secured and are in the process of collection.

     As of December 31, 1999, there were no concentrations of loans exceeding 25% of total loans which are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.

     The following shows the amounts of contracted interest income and interest income reflected in income on loans accounted for on a nonaccrual basis and loans considered troubled debt restructuring for the periods indicated:

                                                                                     (In Thousands of Dollars)
DECEMBER 31,                                                               1999       1998        1997     1996   1995
                                                                          ---------------------------------------------
Gross Interest Income That Would have been Recorded if the Loans
 had been Current in Accordance with Their Original Terms                 $  13       $  27      $    9    $  7   $  5
Interest Income Included in Income on the Loans                               3           1          13       0      0

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                         MANAGEMENT'S DISCUSSION

INVESTMENT SECURITIES

     The investment securities portfolio decreased 9.54% in 1999. Most of this decrease occurred in U.S. Treasury and U.S. Government agencies, which dropped $9.161 million in 1999. The decrease is primarily attributable to the Corporation's loan growth exceeding increases in customer deposits. Some of the securities maturing in 1999 were used to fund this loan growth, instead of replacing them with new purchases in the investment portfolio. Investments in securities of states and political subdivisions increased $3.16 million, or 28.55%. The Corporation uses these tax-exempt municipal securities to increase investment yields and as a vehicle to lower our overall income tax rate.

     Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the Bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

     The following table shows the book value of investment securities by type of obligation at the dates indicated:

TYPE                                                                   (In Thousands of Dollars)
DECEMBER 31,                                                    1999            1998             1997
                                                             ------------------------------------------
  U.S. Treasury Securities and Government Agency             $  59,432       $  68,593       $   53,449
  Obligations of States and Political Subdivisions              14,227          11,067            9,145
  Other Securities                                               2,618           4,659            5,712
                                                             ------------------------------------------
                                                             $  76,277       $  84,319       $   68,306
                                                             ==========================================

     A summary of securities held at December 31,1999, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

                                                                               (In Thousands of Dollars)
TYPE AND MATURITY GROUPING                                                          DECEMBER 31,1999
                                                                  BOOK VALUE                WEIGHTED AVERAGE YIELD (1)
                                                                  ----------------------------------------------------
  U.S. Treasury and U.S. Government Agency Securities:
   Maturing Within One Year                                       $       14,962                       5.79%
   Maturing After One Year But Within Five Years                          34,381                       5.65%
   Maturing After Ten Years                                               10,089                       6.45%
                                                                  --------------
   Total U.S. Treasury and U.S. Government Agency Securities:     $       59,432                       5.82%
                                                                  ==============
  Obligations of States and Political Subdivisions
   Maturing Within One Year                                       $          644                       7.28%
   Maturing After One Year But Within Five Years                           1,498                       8.39%
   Maturing After Five Years But Within Ten Years                          4,583                       7.49%
   Maturing After Ten Years                                                7,502                       7.60%
                                                                  --------------
   Total Obligations of States and Political Subdivisions         $       14,227                       7.63%
                                                                  ==============
  Other Securities
   Maturing Within One Year                                       $        2,618                       6.37%
                                                                  ==============

     (1) The weighted average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the amortized cost of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 34% were $15.908 thousand, $41.883 thousand, $119.061 thousand and $201.074 thousand for the four ranges of maturities.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT'S DISCUSSION


DEPOSITS

     Deposits represent the Corporation's principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation's total deposits grew from $321.518 million in 1998 to $331.463 million in 1999, which equates to an increase of 3.09%. Most of this growth occurred in savings and interest-bearing demand deposits, which increased in combined average balances from $134.863 million in 1998 to $145.678 million in 1999,or 8.02%.

AVERAGE DEPOSITS

     The following table shows the classification of average deposits for the periods indicated:

                                                         (In Thousands of Dollars)
AVERAGE BALANCES ON DECEMBER 31,                       1999           1998           1997
                                                    ----------------------------------------
Noninterest-Bearing Demand Deposits                 $  26,911      $  25,002      $  21,868
Interest-Bearing Demand Deposits                       63,957         58,143         54,560
Savings Deposits                                       81,721         76,720         74,117
Time Deposits                                         147,941        148,569        141,659
                                                    ---------      ---------      ---------
Total Average Deposits                              $ 320,530      $ 308,434      $ 292,204
                                                    =========      =========      =========

The following shows the average rate paid on the following deposit categories for the periods indicated:

Years ended December 31,                        1999            1998          1997
                                            ----------------------------------------
Interest-Bearing Demand Deposits                1.53%           2.06%         2.09%
Savings                                         2.39%           2.59%         2.52%
Time Deposits                                   5.31%           5.66%         5.71%

     The steady increase in total deposits over the years reflects management's efforts to continue to insure the growth of the Bank and to maintain a viable banking institution. During 1999,the Bank has attracted deposits due to its effort to remain competitive in the local community as to rates paid for all types of deposits, particularly in the time deposit area. The Bank has been at or near the top in interest rates paid to depositors throughout 1999.

CAPITAL RESOURCES

     The capital management function is a continuous process which consists of providing capital for both the current financial position and the anticipated future growth of the Corporation. Important to this process is internal equity generation, particularly through earnings retention. Internal capital generation is measured as the percent of return on equity multiplied by the percent of earnings retained. The return on average equity was 11.16%,11.65% and 12.67% for 1999, 1998 and 1997, respectively. Total cash dividends declared in 1999 represented 56.44% of net income as compared to 47.17% in 1998 and 41.29% in 1997. The resulting internal equity growth percentage amounted to 4.86% in 1999 as compared to 6.15% in 1998 and 7.44% in 1997.

     The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 1999 the bank subsidiary had $12.67 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency. The bank subsidiary is also required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 1999, the bank subsidiary is required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The bank subsidiary's actual Tier 1 and Total Capital ratios at that date were 15.93% and 17.18% respectively. The bank subsidiary's leverage ratio at December 31, 1999 was 11.47%.

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                         MANAGEMENT'S DISCUSSION

AUDIT

     The Corporation's internal auditor, who is responsible to the Audit Committee of the Board of Directors, reviews the results and performance of operating units within the Corporation for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

     The Corporation utilizes the services of an internal audit outsourcing firm to assist the internal auditor in developing and implementing a comprehensive internal audit plan and program.

     The Audit Committee consists of four non-employee directors whose duties include: consideration of the adequacy of the internal controls of the Corporation and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; the recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee's findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Audit Committee held four meetings during 1999.

COMPLIANCE

     The Board of Directors and Management recognize the scope and implications of laws and regulations that apply to the Bank through compliance. Compliance with laws and regulations is managed as an integral part of the Bank's business strategy. The program consists of policies and procedures which guide employees' adherence to laws and regulations. Failure to comply with regulations can result in significant and often costly penalties or mandated actions from regulatory agencies. Policies and procedures have been set forth to govern the way departments function and ensure fair, consistent and sound banking practices. Changes to the policies and procedures are made when new regulations,or changes to regulations, have been made. The department is interested in seeing that the institution adopts and follows sound written policies as part of the compliance management program.

     The education of the Bank's personnel has become extremely important in the past few years in order to maintain a sound compliance program. We recognize the need to communicate the appropriate responsibilities to each area of the Bank. Training is made available to personnel in order to assure the understanding of compliance responsibilities and the importance of achieving a high level of understanding with laws and regulations.

     We encourage employees to ask questions and to use initiative in becoming informed, as it is our Bank's mission to keep our employees well informed of the laws and regulations.

     The other component of our compliance program is our monitoring/assessment function. The "testing" is an effective system that ensures regulations and laws are followed within compliance standards. This function enables the Board and senior management to address any necessary adjustments for products and services offered by the Bank. This all translates to better and more efficient service for our customers.

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                      STOCK PRICES AND DIVIDENDS

INFORMATION AS TO STOCK PRICES AND DIVIDENDS

     The common stock of the Corporation is listed and traded through the OTC Bulletin Board and some private sales. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 1999, there were 2,960 shareholders of record of common stock.

MARKET AND DIVIDEND SUMMARY

DIVIDEND DATE              HIGH            LOW                  DIVIDEND
----------------------------------------------------------------------------
  March 1998             $ 40.00          $ 32.00                    $ 0.16
  June 1998                40.00            38.13                      0.17
  September 1998           44.50            41.00                      0.17
  October 1998                                            2% Stock Dividend
  December 1998            44.00            41.00                      0.18
----------------------------------------------------------------------------
  March 1999               44.00            41.00                      0.19
  June 1999                43.50            33.00                      0.20
  September 1999           37.00            29.50                      0.21
  October 1999                                          2-for-1 Stock Split
  November 1999                                         2% Stock Dividend
  December 1999            16.50            12.38                      0.12
----------------------------------------------------------------------------

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                                    INDEPENDENT AUDITOR'S REPORT

[HILL, BARTH & KING LLC LOGO]

Park Place South, Suite 200
155 South Park Avenue                       January 19, 2000
Warren, Ohio 44481
(330)394-3773 PHONE
(330)395-3713 FAX
www.hbkcpa.com


Board of Directors
Farmers National Banc Corp.
Canfield, Ohio

                          Independent Auditors' Report
                          ----------------------------

         We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. and subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income and comprehensive income, stockholders equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers National Banc Corp. and subsidiary as of December 31, 1999 and 1998 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.


                                                 /s/ Hill, Barth & King LLC
                                                 Certified Public Accountants


OFFICES SERVING CLIENTS IN OHIO, FLORIDA, PENNSYLVANIA AND VIRGINIA Member American Institute of Certified Public Accountants Division of CPA Firms-SEC and Private Companies Practice Sections

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

                                                                           (In Thousands of Dollars)
  DECEMBER 31,                                                         1999                         1998
                                                                    -------------------------------------
ASSETS
  Cash and due from banks ....................................      $ 19,846                     $ 16,686
  Federal funds sold .........................................         3,821                        5,994
                                                                    -------------------------------------
                               TOTAL CASH AND CASH EQUIVALENTS        23,667                       22,680
                                                                    -------------------------------------

  Securities available for sale - NOTE B .....................        73,659                       81,664
  Other securities ...........................................         2,618                        2,655

  Loans - NOTE C .............................................       322,635                      286,802
  Less allowance for credit losses - NOTE D ..................         4,128                        3,689
                                                                    -------------------------------------
                                                     NET LOANS       318,507                      283,113
                                                                    -------------------------------------

  Premises and equipment,net - NOTE E ........................         8,103                        7,785
  Other assets ...............................................         4,576                        3,724
                                                                    -------------------------------------
                                                                    $431,130                     $401,621
                                                                    =====================================

LIABILITIES AND STOCKHOLDERS EQUITY
  Deposits (all domestic):
    Noninterest-bearing ......................................      $ 29,343                     $ 29,380
    Interest-bearing - NOTE F ................................       302,120                      292,138
                                                                    -------------------------------------
                                                TOTAL DEPOSITS       331,463                      321,518
                                                                    -------------------------------------

  Borrowings:
    U.S. Treasury interest-bearing demand note ................          800                           72
    Securities sold under repurchase agreements - NOTE G .....        28,011                       24,473
    Federal Home Loan Bank advances - NOTE H .................        15,936                        5,343
                                                                    -------------------------------------
                                              TOTAL BORROWINGS        44,747                       29,888
                                                                    -------------------------------------

  Other liabilities and deferred credits .....................         3,026                        2,941
                                                                    -------------------------------------
                                             TOTAL LIABILITIES       379,236                      354,347
                                                                    -------------------------------------

  Commitments and contingent liabilities - NOTE I
  Stockholders Equity - NOTES J,K:
  Common Stock - Authorized 12,500,000 shares in 1999
    and 5,000,000 shares in 1998; issued and outstanding
    7,658,832 in 1999 and 3,657,288 in 1998 ..................        37,294                       31,661
  Retained earnings ..........................................        15,584                       15,337
  Accumulated other comprehensive income (loss) ..............          (892)                         276
  Treasury stock, at cost, 4,976 shares in 1999 ..............           (92)                           0
                                                                    -------------------------------------
                                     TOTAL STOCKHOLDERS EQUITY        51,894                       47,274
                                                                    -------------------------------------
                                                                    $431,130                     $401,621
                                                                    =====================================



          See accompanying notes to consolidated financial statements

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME


                                                               (In Thousands except Per Share Data)

YEARS ENDED DECEMBER 31,                                            1999        1998        1997
                                                                  -------------------------------
INTEREST INCOME
  Interest and fees on loans .................................    $25,763     $24,585     $23,487
  Interest and dividends on securities:
    Taxable interest .........................................      3,616       3,558       3,017
    Nontaxable interest ......................................        712         539         463
    Dividends ................................................        168         137         106
  Interest on federal funds sold .............................        252         408         503
                                                                  -------------------------------
                                         TOTAL INTEREST INCOME     30,511      29,227      27,576
                                                                  -------------------------------

INTEREST EXPENSE
  Deposits ...................................................     10,786      11,589      11,105
  Short-term borrowings ......................................      1,788       1,147       1,024
                                                                  -------------------------------
                                        TOTAL INTEREST EXPENSE     12,574      12,736      12,129
                                                                  -------------------------------
                                           NET INTEREST INCOME     17,937      16,491      15,447
  Provision for credit losses ................................        840         840         855
                                                                  -------------------------------
                                     NET INTEREST INCOME AFTER
                                   PROVISION FOR CREDIT LOSSES     17,097      15,651      14,592
                                                                  -------------------------------


OTHER INCOME
  Service charges on deposit accounts ........................      1,163       1,175       1,176
  Investment security gains (losses) .........................        (11)          5           6
  Other operating income .....................................        482         518         586
                                                                  -------------------------------
                                            TOTAL OTHER INCOME      1,634       1,698       1,768
                                                                  -------------------------------
                                                                   18,731      17,349      16,360
                                                                  -------------------------------
OTHER EXPENSES
  Salaries and employee benefits - NOTE L ....................      5,616       5,143       5,059
  Net occupancy expense of premises ..........................        572         567         561
  Furniture and equipment expense, including depreciation ....        664         549         491
  State and local taxes ......................................        593         578         532
  Other operating expenses ...................................      3,218       2,978       2,775
                                                                  -------------------------------
                                          TOTAL OTHER EXPENSES     10,663       9,815       9,418
                                                                  -------------------------------
                            INCOME BEFORE FEDERAL INCOME TAXES      8,068       7,534       6,942

FEDERAL INCOME TAXES - NOTE M ................................      2,544       2,419       2,200
                                                                  -------------------------------
                                                    NET INCOME    $ 5,524     $ 5,115     $ 4,742

OTHER COMPREHENSIVE INCOME,NET OF TAX:
  Unrealized gains (losses) on securities ....................     (1,168)       (138)        305
                                                                  -------------------------------
                                          COMPREHENSIVE INCOME    $ 4,356     $ 4,977     $ 5,047
                                                                  ===============================

NET INCOME PER SHARE .........................................    $  0.73     $  0.70     $  0.67
                                                                  ===============================


          See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                           (In Thousands of Dollars)
       YEARS ENDED DECEMBER 31,                                        1999          1998           1997
                                                                     ------------------------------------
COMMON STOCK
    Balance at beginning of year ...............................     $ 31,661      $ 24,792      $ 24,254
     148,940 shares issued as a 2% stock dividend in 1999,
     and 71,253 in 1998,including fractional shares ............        2,159         3,082             0
    Excess of fair value of shares sold over treasury stock cost            0             0            15
    Excess of fair value of shares issued as a stock dividend
     over treasury stock cost ..................................            0             0            51
    131,592 shares sold in 1999,
     94,899 shares sold in 1998 and 15,335 in 1997 .............        3,474         3,787           472
                                                                     ------------------------------------
    Balance at end of year .....................................       37,294        31,661        24,792
                                                                     ------------------------------------

RETAINED EARNINGS
    Balance at beginning of year ...............................       15,337        15,717        14,766
    Net income .................................................        5,524         5,115         4,742
    Dividends declared:
     $.72 cash dividends per share in 1999,
     $.68 in 1998 and $.58 in 1997 .............................       (3,118)       (2,413)       (1,958)
    Stock dividends ............................................       (2,159)       (3,082)       (1,833)
                                                                     ------------------------------------
    Balance at end of year .....................................       15,584        15,337        15,717
                                                                     ------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME
    Balance at beginning of year ...............................          276           414           109
    Net change in unrealized appreciation (depreciation) on
     debt securities, net of income taxes .......................      (1,168)         (138)          305
                                                                     ------------------------------------
    Balance at end of year .....................................         (892)          276           414
                                                                     ------------------------------------

TREASURY STOCK,AT COST
    Balance at beginning of year ...............................            0             0        (4,319)
    Purchase of treasury stock .................................          (92)            0             0
    67,907 shares reissued as a 2% stock dividend in 1997,
      including fractional shares ..............................            0             0         1,783
    Sale of treasury stock .....................................            0             0         2,536
                                                                     ------------------------------------
    Balance at end of year .....................................          (92)            0             0
                                                                     ------------------------------------
                         TOTAL STOCKHOLDERS EQUITY AT
                                END OF YEAR ....................     $ 51,894      $ 47,274      $ 40,923
                                                                     ====================================



           See accompanying notes to consolidated financial statements

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 (In Thousands of Dollars)
  YEARS ENDED DECEMBER 31,                                                    1999           1998          1997
                                                                            ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Interest received ...................................................     $ 32,195      $ 30,376      $ 28,327
  Fees and commissions received .......................................        1,621         1,670         1,723
  Interest paid .......................................................      (12,534)      (12,769)      (12,012)
  Cash paid to suppliers and employees ................................      (10,215)       (9,382)       (8,777)
  Income taxes paid ...................................................       (2,649)       (2,393)       (2,219)
                                                                            ------------------------------------
                              NET CASH PROVIDED BY OPERATING ACTIVITIES        8,418         7,502         7,042
                                                                            ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from maturities of investment securities available for sale        27,273        18,260        14,479
  Proceeds from sales of investment securities available for sale .....        5,216         1,023         3,106
  Purchases of other securities and securities available for sale .....      (26,963)      (35,852)      (38,547)
  Net increase in loans made to customers .............................      (38,473)      (11,973)      (10,464)
  Purchases of premises and equipment .................................         (817)       (1,556)         (745)
                                                                            ------------------------------------
                                  NET CASH USED IN INVESTING ACTIVITIES      (33,764)      (30,098)      (32,171)
                                                                            ------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in demand deposits,
    NOW accounts and savings accounts .................................       10,193        13,818         3,115
  Net increase in time deposits .......................................        5,461        10,528        17,848
  Net increase in Federal Home Loan Bank Borrowings ...................       10,593           731         3,212
  Sale (Purchase) of Treasury Stock ...................................          (92)            0         2,537
  Dividends paid ......................................................       (3,296)       (2,770)       (1,858)
  Proceeds from sale of common stock ..................................        3,474         3,787           488
                                                                            ------------------------------------
                             NET CASH PROVIDED BY FINANCING ACTIVITIES        26,333        26,094        25,342
                                                                            ------------------------------------
                             NET INCREASE IN CASH AND CASH EQUIVALENTS           987         3,498           213

CASH AND CASH EQUIVALENTS
  Beginning of year ...................................................       22,680        19,182        18,969
                                                                            ------------------------------------
  End of year .........................................................     $ 23,667      $ 22,680      $ 19,182
                                                                            ====================================

RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATIONS
  Net income ..........................................................     $  5,524      $  5,115      $  4,742
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation .....................................................          452           423           398
     Amortization and accretion .......................................        1,780         1,353         1,228
     Provision for credit losses ......................................          840           840           855
     (Gain) Loss on sale of investment securities .....................           11            (5)           (6)
     Deferred income taxes ............................................         (126)          (84)          (77)
     Other ............................................................          (63)         (140)          (98)
                                                                            ------------------------------------
                              NET CASH PROVIDED BY OPERATING ACTIVITIES     $  8,418      $  7,502      $  7,042
                                                                            ====================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
  Supplemental schedule of noncash investing and financing activities:
    Unrealized loss on available for sale securities ..................     $  1,426      $    322      $     42
    Real estate acquired by issuing note payable ......................            0           650             0


           See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1999, 1998, and 1997



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

     CASH AND CASH EQUIVALENTS:
        Cash and cash equivalents include cash on hand,due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

     SECURITIES AVAILABLE FOR SALE:
        Securities available for sale are carried at fair value. Fair value is based on market price if available. If market price is not available, fair value is based on broker quotations. Deferred income taxes are provided on any unrealized appreciation or decline in value. Such appreciation or decline in value,net of deferred taxes,is reflected as a separate component of stockholders equity. Gains and losses are determined using the specific identification method. The company does not utilize a trading account.

     OTHER SECURITIES:
        Other securities include stock in the Federal Reserve Bank and the Federal Home Loan Bank and are recorded at amortized cost.

     LOANS:
        Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest income is ordinarily discontinued when a loan becomes 90 days past due as to principal or interest; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. When interest accruals are discontinued, interest credited to income in the current year is reversed. When the loan is determined to be uncollectible, interest accrued in prior years and the principal are charged to the allowance for loan losses. This policy applies to the bank's installment, real estate and commercial loans.

     LOAN ORIGINATION FEES AND COSTS:
        Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

     IMPAIRED LOANS:
        Impaired loans are classified according to the Financial Accounting Standards Board Statement 114, "Accounting by creditors for impairment of loans". Under this standard,the reserve for loan losses related to loans that are considered impaired is based on discounted cash flows using the loan's initial effective interest rate and the fair value of the collateral for certain collateral dependent loans.

     ALLOWANCE FOR CREDIT LOSSES:
        The allowance for credit losses represents the amounts which,in management's judgment,are adequate to absorb charge-offs of existing loans which may become uncollectible. The allowance is based on management's judgment taking into consideration past loss experience, reviews of

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

individual credits, current economic conditions and other factors considered relevant by management at the financial statement date. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary,which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowances. If additions to the original estimate of the allowance for credit losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable.

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

PER SHARE AMOUNTS:
   Earnings per share are based on weighted average shares outstanding. Average shares outstanding, per share amounts and reference to number of shares in notes to consolidated financial statements have been restated to give effect to stock dividends. Weighted average shares outstanding were 7,526,716 for 1999, 7,342,156 for 1998 and 7,120,914 for 1997. Basic and diluted earnings per share are $.73 for the year ended December 31, 1999.

COMPREHENSIVE INCOME:

   Effective January 1,1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130") which establishes new rules for the reporting and display of comprehensive income and its components. The adoption had no impact on the company's net income or stockholders equity. SFAS 130 requires unrealized gains or losses on the Company's available for sale securities to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

                     NOTE B - SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 1999 and 1998 are summarized as follows:

                                                     (In Thousands of Dollars)
                                                          1999        1998
                                                        -------------------
U.S. Treasury and U.S. Government agencies .........    $59,432     $68,593
Corporate debt securities .........................           0       2,004
Obligations of states and political subdivisions ..      14,227      11,067
                                                        -------------------
                                             TOTALS     $73,659     $81,664
                                                        ===================

   Net unrealized gains (losses) for securities available for sale at December 31,1999 and 1998 are summarized below:


                                                               (In Thousands of Dollars)
                                                       UNREALIZED  UNREALIZED  NET UNREALIZED
DECEMBER 31, 1999                                        GAINS       LOSSES    GAINS (LOSSES)
                                                        -------------------------------------
U.S. Treasury and U.S. Government agencies ...........  $    37     $  (871)     $  (834)
Obligations of states and political subdivisions .....       37        (555)        (518)
                                                        -------------------------------------
                                                TOTALS  $    74     $(1,426)     $(1,352)
                                                        =====================================
DECEMBER 31, 1998
U.S. Treasury and U.S. Government agencies ...........  $   594     $  (274)     $   320
Corporate debt securities ............................        2          (8)          (6)
Obligations of states and political subdivisions .....      144         (40)         104
                                                        -------------------------------------
                                                TOTALS  $   740     $  (322)     $   418
                                                        =====================================

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               NOTE B - SECURITIES AVAILABLE FOR SALE (continued)

        The fair value and amortized cost of securities available for sale by contractual maturities at December 31, 1999 are summarized below:

                                                      (In Thousands of Dollars)
                                                         FAIR       AMORTIZED
                                                         VALUE        COST
                                                        ---------------------
Due in 1 year or less .............................     $ 15,606     $ 15,606
Due after one year through five years .............       35,879       36,466
Due after five years through ten years ............        4,583        4,717
Due after ten years ...............................       17,591       18,222
                                                        ---------------------
                                             TOTALS     $ 73,659     $ 75,011
                                                        =====================

     Securities with a carrying value of $46 million at December 31, 1999 and $42 million at December 31, 1998 were pledged to secure deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

                                 NOTE C - LOANS

Following is a summary of loans:
                                                      (In Thousands of Dollars)
DECEMBER 31,                                              1999          1998
                                                        ---------------------
Real Estate - Mortgage ..............................   $173,649     $158,700
Installment Loans to Individuals ....................    135,682      116,164
Commercial, Financial and Agricultural ..............     11,650       10,884
                                                        ---------------------
 Subtotal ...........................................    320,981      285,748
Net origination and deferred loan fees ..............      1,654        1,054
                                                        ---------------------
                                          TOTAL LOANS   $322,635     $286,802
                                                        =====================

     Nonperforming loans have not been separately classified because such loans are not material compared to total loans and nonaccrued interest is not material in relation to net income.

     Certain directors,executive officers and associates of such persons were loan customers during 1999. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than a normal risk of collection. Following is an analysis of the amount of loans in which the aggregate of the loans to any such person exceeded $60 thousand during 1999:

                                             (In Thousands of Dollars)
         Total loans at December 31, 1998 ...          $ 1,118
         New loans ..........................              492
         Repayments .........................             (495)
                                                       -------
         Total loans at December 31,1999 ....          $ 1,115
                                                       =======

                      NOTE D - ALLOWANCE FOR CREDIT LOSSES

     Following is an analysis of changes in the allowance for credit losses for the years ended December 31:


                                                                (In Thousands of Dollars)
                                                              1999         1998         1997
                                                            ---------------------------------
Balance at beginning of year .............................  $ 3,689      $ 3,429      $ 3,198
Additions:
Provision for credit losses .............................       840          840          855
Recoveries on loans previously charged off ...............      315          294          200
                                                            ---------------------------------
                                           TOTAL ADDITIONS    4,844        4,563        4,253
Credits charged off ......................................     (716)        (874)        (824)
                                                            ---------------------------------
Balance at end of year ...................................  $ 4,128      $ 3,689      $ 3,429
                                                            =================================


     The allowance for federal income tax purposes amounted to $753 thousand at December 31,1999,which is $3.375 million less than the allowance for financial accounting purposes.

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        NOTE E - PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:

                                                (In Thousands of Dollars)
DECEMBER 31,                                        1999            1998
                                                -------------------------
Land .......................................     $  2,096      $  2,046
Premises ...................................        6,897         6,622
Equipment ..................................        4,331         3,896
Leasehold Improvements .....................          192           185
                                                 ----------------------
                                                   13,516        12,749
Less accumulated depreciation ..............       (5,413)       (4,964)
                                                 ----------------------
                              NET BOOK VALUE     $  8,103      $  7,785
                                                 ======================

   Depreciation expense was $452 thousand for the year ended December 31, 1999, $423 thousand for 1998 and $398 thousand for 1997.

                       NOTE F - INTEREST-BEARING DEPOSITS

Following is a summary of scheduled maturities of certificates of deposit during the years following December 31,1999:

                                        (In Thousands of Dollars)
2000 ........................................... $ 88,469
2001 ...........................................   49,676
2002 ...........................................    6,451
2003 ...........................................    2,724
2004 and thereafter ............................    6,579
                                                 --------
                                         TOTAL   $153,899
                                                 ========

Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities as of December 31,1999:

                                          (In Thousands of Dollars)
Three months or less .........................   $  8,986
Three to six months ..........................      6,652
Six to twelve months .........................      6,420
Over twelve months ...........................     14,286
                                                 --------
                                         TOTAL   $ 36,344
                                                 ========

 NOTE G - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND UNUSED LINES OF CREDIT

     The bank subsidiary enters into sales of securities under repurchase agreements (reverse repurchase agreements). Securities underlying the agreements are U.S. Government securities with a book value including accrued interest of $31.567 million for the year ended December 31,1999 and $28.551 million for 1998. The market value was $31.154 million for 1999 and $28.846 million for 1998. At December 31, 1999, these agreements had a weighted average interest rate of 4.57% and will mature January through March 2000. The securities, although held in safekeeping outside the bank subsidiary, were under the bank subsidiary's control. Securities sold under repurchase agreements averaged monthly $27.056 million in 1999 and $18.397 million in 1998. Maximum amounts outstanding at any month end during 1999 and 1998 were $29.779 million and $25.792 million, respectively.

     The bank subsidiary has access to borrowing facilities at the Federal Home Loan Bank, which totaled $34.066 million at December 31, 1999.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    NOTE H - FEDERAL HOME LOAN BANK ADVANCES

     Federal Home Loan Bank advances at December 31,1999 are secured by a blanket pledge of residential mortgage loans totaling $23.904 million and the Bank's investment in FHLB stock.

                                                      DECEMBER 31,
                                                1999                1998
                                        ----------------------------------------
                                                  WEIGHTED              WEIGHTED
                                                  AVERAGE               AVERAGE
(IN THOUSANDS OF DOLLARS)                AMOUNT    RATE       AMOUNT     RATE
                                        ----------------------------------------
Fixed-rate advance ...................  $12,490    6.42%     $ 1,440     5.80%
Variable-rate advances................    3,446    6.09%       3,903     5.28%
                                        ----------------------------------------
Total advances .......................  $15,936    6.35%     $ 5,343     5.42%
                                        ========================================

   Scheduled repayments of FHLB advances are as follows:

                 Maturing in:                  (In Thousands of Dollars)
                 2000 ...............................  $ 1,582
                 2001 ...............................    4,441
                 2002 ...............................    1,569
                 2003 ...............................    1,581
                 2004 ...............................    1,179
                 Later years ........................    5,584
                                                       -------
                                                TOTAL  $15,936
                                                       =======

                 NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES

     The bank subsidiary utilizes equipment and leases a branch location under a noncancelable operating lease extending to 2004. Rental expense charged to operations totaled $36 thousand for 1999, $82 thousand for 1998 and $114 thousand for 1997. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 1999:

                 Year ending:                 (In Thousands of Dollars)
                 December 31,2000 ...................  $    36
                 December 31,2001 ...................       36
                 December 31,2002 ...................       36
                 December 31,2003 ...................       36
                 December 31,2004 ...................       30
                                                --------------
                                                TOTAL  $   174
                                                ==============
     The bank subsidiary is required to maintain noninterest-bearing reserve balances with the Federal Reserve Bank. The average reserve balance was $8.027 million for 1999.

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


                                                                         (In Thousands of Dollars)
                     CONTRACT OR NOTIONAL AMOUNT
    Financial instruments whose contract amounts represent credit risk:
    Commitments to extend credit .............................................    $ 32,590
    Standby letters of credit and financial guarantees written ...............    $    447


                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           NOTE I - COMMITMENTS AND CONTINGENT LIABILITIES (continued)

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon,the total commitment amounts do not necessarily represent future cash requirements. The bank subsidiary evaluates customers creditworthiness on a case-by-case basis. The amount of collateral obtained,if deemed necessary by the bank subsidiary upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties.

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

                          NOTE J - STOCKHOLDERS EQUITY

     On March 25, 1999, the shareholders of the company approved a resolution which amended the company's Restated Articles of Incorporation to increase the number of authorized shares of common stock from 5 million shares to 12.5 million shares.

     In December 1998, the Board of Directors adopted an incentive stock option plan for the Directors, officers and employees which was approved by stockholders at their annual meeting on March 25, 1999. An aggregate of 375,000 common shares were reserved for future issuance under the plan. The incentive stock options have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of an incentive stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the incentive stock option is granted.

     On November 9, 1999, incentive stock options were granted for the purchase of 38,000 shares, exercisable at the market price of $14.50 per share. The recipients of the stock options vest over a five year period. At December 31, 1999, none of the stock options were exercisable, and all initial stock options granted remained outstanding.

     The Company accounts for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation, "established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123. The pro forma net income impact under SFAS No. 123 is not material in 1999.

                           NOTE K - REGULATORY MATTERS

     The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 1999, the bank subsidiary had $9.305 million of retained earnings available for distribution and $12.67 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency.

     The bank subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the bank subsidiary's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action,the bank subsidiary must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The bank subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes,as of December 31, 1999, that the bank subsidiary meets all capital adequacy requirements to which it is subject.

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     NOTE K - REGULATORY MATTERS (continued)

     As of December 31, 1999, the most recent notification from the Office of the Comptroller of the Currency categorized the bank subsidiary as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's capital category.

     The following table reflects various measures of capital at year-end:


                                                      (In Thousands of Dollars)
                                                                           REQUIREMENT
                                                                           FOR CAPITAL
                                                        ACTUAL          ADEQUACY PURPOSES:
                                                  ----------------------------------------
                                                   AMOUNT    RATIO       AMOUNT    RATIO
                                                  ----------------------------------------
     AS OF DECEMBER 31, 1999
     Total Capital (to Risk-Weighted Assets)      $52,213    17.18%      $24,309   8.00%
     Tier I Capital (to Risk-Weighted Assets)     $48,411    15.93%      $12,155   4.00%
     Tier I Capital (to Average Assets) .....     $48,411    11.47%      $16,881   4.00%

     AS OF DECEMBER 31, 1998
     Total Capital (to Risk-Weighted Assets)      $45,724    17.10%      $21,393   8.00%
     Tier I Capital (to Risk-Weighted Assets)     $42,377    15.85%      $10,697   4.00%
     Tier I Capital (to Average Assets) .....     $42,377    10.85%      $15,621   4.00%

                            NOTE L - RETIREMENT PLANS

     The company has a qualified 401(k) deferred compensation,noncontributory Retirement Savings Plan. All employees of the bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation,not to exceed 15%, pursuant to section 401(k) of the Internal Revenue Code. The company matches a percentage of the participants' voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the company may make an additional profit sharing contribution to the plan. Total contributions to company retirement plans were $256 thousand,$207 thousand and $203 thousand for the years ended December 31, 1999, 1998 and 1997, respectively.

                          NOTE M - FEDERAL INCOME TAXES

     The provision for income taxes (credit) consists of the following:

                                                  (In Thousands of Dollars)
YEARS ENDED DECEMBER 31                        1999         1998         1997
                                             ---------------------------------
Current .................................    $ 2,670      $ 2,503      $ 2,277
Deferred ................................       (126)         (84)         (77)
                                             ---------------------------------
                                   TOTALS    $ 2,544      $ 2,419      $ 2,200
                                             =================================

Following is a reconciliation between federal income taxes at statutory rates and actual taxes based on income before federal income taxes:


                                                                (In Thousands of Dollars)
YEARS ENDED DECEMBER 31                              1999                  1998                  1997
                                              ---------------------------------------------------------------
                                                         PERCENT                 PERCENT                PERCENT
                                                        OF PRETAX              OF PRETAX               OF PRETAX
                                               AMOUNT    INCOME      AMOUNT      INCOME      AMOUNT     INCOME
                                              ---------------------------------------------------------------
Statutory tax ...........................     $ 2,824      35%      $ 2,637        35%      $ 2,429       35%
Effect of nontaxable interest ...........        (256)     (3)         (189)       (3)         (162)      (2)
Other ...................................         (24)      0           (29)       (0)          (67)      (1)
                                              ---------------------------------------------------------------
                               ACTUAL TAX     $ 2,544      32%      $ 2,419        32%      $ 2,200       32%
                                              ===============================================================


                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    NOTE M - FEDERAL INCOME TAXES(continued)

    Deferred taxes (credit) result from certain temporary differences in the recognition of income and expenses for financial reporting and income tax purposes. The sources and tax effects of significant temporary differences are as follows:

                                                     (In Thousands of Dollars)
YEARS ENDED DECEMBER 31                             1999       1998        1997
                                                   -----------------------------
Depreciation ...................................   $  (3)     $   (1)     $  41
Provision for credit losses ....................    (149)        (89)       (78)
Deferred loan fees and origination costs .......       2          29          2
Federal Home Loan Bank dividends ...............      39          32         26
Deferred compensation ..........................     (15)        (80)       (67)
Other ..........................................       0          25         (1)
                                                   -----------------------------
                                          TOTALS   $(126)     $  (84)     $ (77)
                                                   =============================

    Deferred tax liabilities (assets) are comprised of the following at December 31:

                                                   (In Thousands of Dollars)
Deferred tax assets:                                 1999         1998
                                                   ---------------------
  Allowance for credit losses ..................   $(1,134)   $ (985)
  Mark-to-market adjustment - securities
   available for sale ..........................      (460)        0
  Deferred compensation ........................      (225)     (210)
  Deferred loan fees and origination costs .....       (28)      (31)
                                                   ---------------------
  Gross deferred tax assets ....................    (1,847)   (1,226)
                                                   ---------------------
Deferred tax liabilities:
  Depreciation .................................       476       480
  Mark-to-market adjustment - securities
   available for sale ..........................         0       139
  Federal Home Loan Bank dividends .............       116        77
                                                   ---------------------
  Gross deferred tax liabilities ...............       592       696
                                                   ---------------------
                          NET DEFERRED TAX ASSET   $(1,255)   $ (530)
                                                   =====================

    No valuation allowance for deferred tax assets was recorded at December 31, 1999 and 1998. Federal income taxes (benefit) applicable to investment securities gains (losses) in 1999 and 1998 were $(4) thousand and $2 thousand,respectively. Federal income taxes (benefit) applicable to other comprehensive income were $(598) thousand, $(71) thousand and $157 thousand for 1999, 1998 and 1997, respectively.

          NOTE N - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 1999:

CASH AND CASH EQUIVALENTS:
    The carrying amounts in the consolidated balance sheets of cash and cash equivalents approximates their fair value.

INVESTMENT SECURITIES:
    The fair value of securities available for sale equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS:
    For certain homogeneous categories of loans,such as credit card receivables, and other consumer loans, fair value is estimated using the quoted market prices for similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

DEPOSITS:
    The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    NOTE N - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS(CONTINUED)

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS:
        The carrying amount for securities sold under repurchase agreements approximates their fair value.

SHORT-TERM BORROWINGS:
        The carrying amounts of short-term borrowings approximates their fair value.

FEDERAL HOME LOAN BANK ADVANCES:
        The fair values of the advances are estimated using discounted cash flow analyses based on the current incremental borrowing rates for similar types of borrowing arrangements.

ACCRUED INTEREST:
        The carrying amounts of accrued interest approximate fair value.

COMMITMENTS TO EXTEND CREDIT,STANDBY LETTERS OF CREDIT AND FINANCIAL GUARANTEES
WRITTEN:
        The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

        The estimated fair values of the Company's financial instruments as of December 31, 1999 and 1998 are as follows:


                                                                         (In Thousands of Dollars)
                                                                       1999                      1998
                                                              -----------------------------------------------
                                                              CARRYING      FAIR        CARRYING       FAIR
                                                               AMOUNT       VALUE        AMOUNT        VALUE
                                                              -----------------------------------------------
Financial assets:
  Cash and cash equivalents .............................     $ 23,667     $ 23,667     $ 22,680     $ 22,680
  Investment securities:
  Available for sale ....................................       73,659       73,991       81,664       81,440
  Other securities ......................................        2,618        2,618        2,655        2,655
  Loans - Net ...........................................      318,507      319,997      283,113      288,356
  Accrued interest receivable ...........................        2,495        2,495        2,384        2,384
                                                              -----------------------------------------------
                                 TOTAL FINANCIAL ASSETS .     $420,946     $422,768     $392,496     $397,515
                                                              ===============================================

Financial liabilities:
  Deposits ..............................................     $331,463     $332,619     $321,518     $323,898
  Securities sold under repurchase agreements ...........       28,011       28,011       24,473       24,473
  Federal Home Loan Bank advances .......................       15,936       14,719        5,415        5,415
  Accrued interest payable ..............................          963          963          921          921
                                                              -----------------------------------------------
                              TOTAL FINANCIAL LIABILITIES     $376,373     $376,312     $352,327     $354,707
                                                              ===============================================

Unrecognized financial instruments:
  Commitments to extend credit ..........................     $ 32,590     $ 32,590     $ 29,504     $ 29,504
  Standby letters of credit and financial guarantees ....          447          447          473          473



                            NOTE O - SUBSEQUENT EVENT

        On January 6,2000, the Company announced that its Board of Directors has adopted a stock repurchase program. Under the stock repurchase program, the Company will be authorized to repurchase shares of its outstanding common stock in the open market or in privately negotiated transactions at appropriate times to allow it to enhance the value of its stock for shareholders and to manage its capital. The Board's action will allow management to make repurchases, without further board approval, when stock purchases are deemed prudent.

                                      FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

                                                                     (In Thousands of Dollars)
                                                               DECEMBER 31, 1999     DECEMBER 31, 1998
                                                              ----------------------------------------
BALANCE SHEETS
Assets:
  Cash....................................................     $      644              $        764
  Investment in bank subsidiary...........................         48,678                    42,667
  Securities available for sale...........................          3,721                     3,830
  Other securities........................................            256                       435
  Other...................................................             61                        71
                                                               ------------------------------------
                                                               $   53,360              $     47,767
                                                               ====================================

Liabilities
  Accounts payable........................................     $      585              $        763
 Stockholders equity:
  Common stock............................................         37,294                    31,661
  Retained earnings.......................................         15,584                    15,337
  Unrealized appreciation (depreciation) of debt
    securities, net of applicable income taxes............      (      11)                        6
  Treasury stock, at cost; 4,976 shares in 1999...........      (      92)                        0
                                                               ------------------------------------
                                 TOTAL STOCKHOLDERS EQUITY         52,775                    47,004
                                                               ------------------------------------
                                                               $   53,360              $     47,767
                                                               ====================================


  STATEMENTS OF INCOME                                                              (In Thousands of Dollars)
YEARS ENDED                                                   DECEMBER 31, 1999      DECEMBER 31, 1998         DECEMBER 31, 1997
                                                              ------------------------------------------------------------------
 Income:
  Equity in net income of subsidiary......................    $     5,441              $      5,021                   $   4,819
  Interest and dividends on securities....................            202                       209                           0
                                                              ------------------------------------------------------------------
                    TOTAL INCOME                                    5,643                     5,230                       4,819
  Other expenses..........................................      (     119)               (      115)                   (     77)
                                                              ------------------------------------------------------------------
                      NET INCOME                              $     5,524              $      5,115                   $   4,742
                                                              ==================================================================

  STATEMENTS OF CASH FLOWS                                                           (In Thousands of Dollars)
YEARS ENDED                                                   DECEMBER 31, 1999         DECEMBER 31, 1998      DECEMBER 31, 1997
                                                              ------------------------------------------------------------------
  Cash flows from operating activities:
   Net income............................................     $     5,524              $      5,115                   $   4,742
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Income from subsidiary.............................       (   5,441)               (    5,021)                   (  4,819)
      Dividends received from subsidiary.................               0                         0                       5,977
      Other..............................................       (       9)               (       59)                          2
                                                              ----------------------------------------------------------------------
                NET CASH PROVIDED BY OPERATING ACTIVITIES              74                        35                       5,902
                                                              ----------------------------------------------------------------------

   Cash flows from investing activities:
     Investment in subsidiary............................       (     570)               (    1,273)                   (  3,025)
     Proceeds from sales of investment securities
       availiable for sale...............................           3,800                         0                           0
     Proceeds from return of capital on other securities              210                         0                           0
     Purchases of other securities and securities
       available for sale................................       (   3,720)               (    4,201)                   (     54)
                                                              ----------------------------------------------------------------------
                    NET CASH USED IN INVESTING ACTIVITIES       (     280)               (    5,474)                   (  3,079)
                                                              ----------------------------------------------------------------------
   Cash flows from financing activities:
     Purchase of treasury stock..........................       (      92)                        0                           0
     Proceeds from sale of treasury stock................               0                         0                       2,536
     Dividends paid......................................       (   3,296)               (    2,770)                   (  1,858)
     Proceeds from sale of common stock..................           3,474                     3,787                         488
                                                              ----------------------------------------------------------------------
                NET CASH PROVIDED BY FINANCING ACTIVITIES              86                     1,017                       1,166
                          NET INCREASE (DECREASE) IN CASH        (    120)               (    4,422)                      3,989

CASH
  Beginning of year......................................             764                     5,186                       1,197
                                                              ----------------------------------------------------------------------
  End of year............................................     $       644            $          764                   $   5,186
                                                              ======================================================================

Cash dividends of $5.977 million were received from the bank subsidiary in 1997.

FARMERS NATIONAL BANC CORP AND SUBSIDIARY
BRIEF DESCRIPTION OF BUSINESS


FARMERS NATIONAL BANC CORP.

     Farmers National Banc Corp. ("the Corporation") is a one-bank holding company formed under the Bank Holding Company Act of 1956, as amended, operating under regulations of the Board of Governors of the Federal Reserve System. Its principal subsidary is the Farmers National Bank of Canfield, which was acquired March 31, 1983. Presently the Corporation and its subsidary operate in one industry, domestic banking.
     The Corporation conducts no business activities except for investment in securities permitted under the Bank Holding Company Act. The Board of Directors of the Corporation and the Bank are identical. The officers of the Corporation are William D. Stewart, Chairman, Richard L. Calvin, Vice Chairman, Frank L. Paden, President and Secretary, Carl D. Culp, Executive Vice President and Treasurer and Donald F. Lukas, Senior Vice President.
     Bank holding companies are permitted under Regulation Y of the Board of Governors of the Federal Reserve System to engage in other activities considered closely related to banking such as leasing and mortgage banking. The Corporation has no other subsidaries engaged in such activities at this time.

THE FARMERS NATIONAL
BANK OF CANFIELD

     The Bank is a full service national bank engaged in commercial and retail banking with the exception of trust services. The Bank's commercial banking services include checking accounts, savings accounts, time deposit accounts, commercial, mortgage and installment loans, night depository, automatic teller machines, safe deposit boxes, money order services, traveler's checks, government bond sales, food stamp redemption, utility bill payments, Master Card and Visa Credit Cards, Visa debit cards and other miscellaneous services normally offered by commercial banks.
     The Bank's main office is located at 20 South Broad Street, Canfield, Ohio. Business is conducted at a total of eleven (11) offices located in the counties of Mahoning and Columbiana in Ohio. As a national banking association, the Bank is a member of the Federal Reserve System, subject to supervision and regulation of the Comptroller of the Currency and its deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. The Bank is affected also by the monetary and fiscal policies of the United States and of various regulatory agencies. The Bank competes with state and national banks located in Mahoning and Columbiana counties.
     The Bank also competes with a large number of other financial institutions, such as savings and loan associations, insurance companies, consumer finance companies, credit unions and commercial finance and leasing companies, for deposits, loans and service business. Money market mutual funds, brokerage houses and similar institutions provide, in a relatively unregulated environment, many of the financial services offered by the Bank. In the opinion of management, the principal methods of competition are the rates of interest charged for loans, the rates of interest paid for funds, the fees charged for services and the availability of services. As of December 31, 1999, the Corporation and its subsidiary had 197 employees. The Bank considers its relations with its employees to be satisfactory.

[WEBSITE PHOTO]

Above is the Farmers National Bank home page;
www.fnbcanfield.com.Internet banking will be available on the web beginning Spring of 2000.

                                       FARMERS NATIONAL BANC CORP AND SUBSIDIARY
                                                                        OFFICERS

                     FARMERS NATIONAL BANC CORP. - OFFICERS

    William D. Stewart        Richard L. Calvin            Frank L. Paden
        Chairman                Vice Chairman          President and Secretary

         Carl D. Culp                                      Donald F. Lukas
Executive Vice President & Treasurer                   Senior Vice President

           FARMERS NATIONAL BANK OF CANFIELD - OFFICERS AND MANAGEMENT

           Frank L. Paden                                          Charlene K. Daugherty
          President & CEO                                Asst. Cashier, Human Resources and Branch
                                                                     Administration

            Carl D. Culp
Executive  Vice President, Cashier and CFO                          David E. Enterline
                                                           Asst. Cashier, Network Administrator
             Donald F. Lukas
        Senior Vice President, Bank Systems                         Merle C. Garritano
                                                            Assistant Cashier/Consumer Loans
             Mark L. Graham
         Vice President/Loan Administrator                           Linda M. Liston
                                                              Compliance/CRA/BSA Officer
           Bradley S. Henderson
 Vice President, Branch Administration and Security                   Joanie F. Orr
                                                             General Ledger Accounting Officer
            Anthony F. Peluso
         Vice President/Human Resources                              Gary J. Rosati
                                                                   Staff Legal Counsel
              Alfred F. Ridel
          Vice President/Consumer Loans                             Anita L. Jarvis
                                                                   Internal Auditor
             Daniel G. Cerroni
Assistant Vice President, Main Office Loan Department                Rob L. Mort
                                                             Corporate Financial Accountant
             Barbara C. Fisher
   Assistant Vice President, Marketing & Deposit                   Dorothy J. Weeden
                    Operations                            Assistant Cashier, Manager-Main Office

              Roy A. Jackson                                         Rhonda L. Learn
     Assistant Vice President, Indirect Lending                   Manager-Colonial Plaza

          Frederick M. Kotheimer                                     Keith A. Leonard
       Assistant Vice President/Loan Review                Assistant Cashier, Manager-Austintown Office

              Susan E. Miller                                        Jennifer C. Tikkanen
    Assistant Vice President, Corporate Services                Asst. Manager-Austintown Office
                  Administration
                                                                      Patricia C. Rosko
             Phyllis A. Welton                             Assistant Cashier, Manager-Lake Milton Office
Assistant Vice President, Manager-Bookkeeping Dept.
                                                                      Gregory V. Walla
             Andrew A. Baird                                  Asst. Manager-Lake Milton Office
      Assistant Cashier, Manager-Data Center
                                                                        Barbara J. Sitler
            Joseph E. Chapman                             Assistant Cashier, Manager-Cornersburg Office
 Assistant Cashier, Manager-Collection Department

             Janine M. Cox
  Assistant Cashier, Credit Administration


                    Sharyn Staffrey
           Asst. Manager-Cornersburg Office


                    Lynnita J. Himes
     Assistant Cashier, Manager-Western Reserve Office

                     Clare F. Baldwin
       Asst. Manager-Western Reserve Office

                      Larry E. White
    Assistant Vice President, Manager-Salem Office

                    Pamela J. Cleghorn
 Assistant Cashier, Assistant Manager-Salem Office

                   Geraldine J. Gbur
       Assistant Cashier, Manager-Columbiana Office

                     Jane C. Logan
           Asst. Manager-Columbiana Office

                   Robert L. Rozeski
Assistant Cashier, Manager-Leetonia Office

                     Melissa K. Woak
         Asst. Manager-Leetonia Office

                    Matthew W. Close
               Manager-Damascus Office

                    Dennis S. Vitt
      Assistant Cashier, Manager -Poland Office

                    Diane C. Moran
             Asst. Manager-Poland Office

[PHOTO]
POLAND BRANCH
106 McKinley Way West - Poland, OH 44514 - 757-7508

[PHOTO]
MAIN OFFICE
20 S. Broad Street - Canfield, OH 44406 - 533-3341

[PHOTO]
COLUMBIANA BRANCH
340 State Rt. 14 - Columbiana, OH 44408 - 332-1558

[PHOTO]
AUSTINTOWN BRANCH
22 N. Niles-Canfield Road - Youngstown, OH 44515 - 792-1411

[PHOTO]
DAMASCUS BRANCH
29053 State Rt. 62 - Damascus, OH 44619 - 537-4004

[PHOTO]
BOARDMAN BRANCH
102 W. Western Reserve Road - Boardman, OH 44512 - 726-8896

[PHOTO]
LAKE MILTON BRANCH
17817 Mahoning Ave. - Lake Milton, OH 44429 - 654-3351

[PHOTO]
SALEM BRANCH
1858 E. State Street - Salem, OH 44460 - 332-1558

[PHOTO]
CORNERSBURG BRANCH
3619 S. Meridian Road - Youngstown, OH 44511 - 793-3971

[PHOTO]
LEETONIA BRANCH
16 Walnut Street - Leetonia, OH 44431 - 427-2436

[PHOTO]
COLONIAL PLAZA BRANCH
401 E. Main Street - Canfield, OH 44406 - 533-2686

[PHOTO]


Pictured on the cover: Children and grandchildren of Farmers National Banc Corp. shareholders and employees.