Form 10-K, Exhibit 13
period 2000-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2001-03-27
CIK 709337

Farmers National Banc Corp. — Annual Report 2000

Building A Stronger Bank

Since 1987

To everything there is a Season — A time for every purpose
a time to gain — a time to build up

Business Description

Farmers National Banc Corp. is a one-bank holding company headquartered in Canfield, OH. Its principal subsidiary is the Farmers National Bank of Canfield. The Bank is a full service national bank engaged in commercial and retail banking with the exception of trust services. The Bank’s main office is located at 20 South Broad Street, Canfield, OH. Business is conducted at a total of sixteen (16) offices located in the counties of Mahoning, Trumbull and Columbiana. The Bank is a member of the Federal Reserve System, subject to supervision and regulation of the Comptroller of the Currency and its deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Highlights of 2000

Table of Contents
Highlights of 2000	1

President’s Letter	2

Growth-Ring Timeline	3

The Year in Review	4-6

Selected Financial Data	7-9

Management’s Discussion	10-17

Stock Prices and Dividends	18

Accountant’s Report	19-33

Board of Directors	34

Officer	35

Selected Financial Data (In Thousands except Per Share Data)

For the Year	2000	1999	Percent Change
Net Income	$5,748	$6,159	-6.67%

Return on Average Assets	0.93%	1.05%	-11.43%

Return on Average Equity	8.37%	9.62%	-12.99%

Per Share

Net Income	$0.50	$0.55*	-9.09%

Book Value	6.10	5.91*	3.21%

Balances at Year-End

Assets	$626,122	$603,798	3.70%

Securities	127,761	116,821	9.36%

Net Loans	444,596	425,975	4.37%

Deposits	468,336	476,829	-1.78%

Stockholders Equity	70,833	66,235	6.94%

Shares Outstanding	11,604	11,210	3.51%

Cash Dividends	4,770	3,564	33.84%

*Restated to reflect weighted average shares outstanding adjusted for stock dividends and merger accounted for as pooling of interests.

[BAR GRAPH]

Operating Earnings In Thousands
$5,373	$6,060	$5,268	$6,159	$6,739

1996	1997	1998	1999	2000

[BAR GRAPH]

Operating Earnings Per Share
$0.49	$0.56	$0.47	$0.55	$0.59

1996	1997	1998	1999	2000

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
President’s Letter

[PHOTO]
Frank L. Paden

Dear Shareholders,

      The past twelve months was a remarkable period of accomplishment in the history of Farmers National Banc Corp. Total assets grew significantly with the acquisition of Security Financial Corporation; our channels of extending banking services expanded with the introduction of our Internet & Phone Banking products, and we sharply increased our cash dividends to shareholders. Our history has a proven track record of consistent growth along with net operating earnings growing year after year. All indications suggest our goals are appropriate and attainable, and that we continue to be on course.

      Excluding fourth-quarter special charges related to our acquisition of Security Financial Corporation, Farmers enjoyed another year of operating increases. Our acquisition of Security is being accounted for as a “pooling of interests,” therefore it is necessary for us to restate our financial results to reflect those of Farmers and Security together. As a result, our net income for the year was $5.748 million or $0.50 per share, compared to $6.159 million, or $0.55 per share in 1999. The non-recurring merger and restructuring charges affected our net earnings by approximately $0.09 per share. Without these expenses, the Corporation would have reported operating earnings in excess of $6.700 million, or $0.59 per share for 2000.

      We are pleased that our strong operating performance enabled us to sustain the costs of growth. Our performance is especially heartening inasmuch as we haven’t yet tapped the opportunities provided by our merger with Security. This transaction gives us access into Trumbull County with five new offices, highly capable associates, some promising banking and investment services and a customer base that offers potential for additional growth.

      In addition to the financial results and the Security merger, we achieved the following in the past year:

      • We increased our cash dividend by 21 percent from the 1999 payout, for an annual rate of $0.51 per share, and we paid our 25th consecutive annual stock dividend.

      • We introduced new Internet and Phone Banking services for Farmers National’s consumer and small-business customers.

      • We implemented an updated core operating system and customer service platform.

      As our new bank advertising theme line suggests, our management team is committed to “Building a Stronger Bank.” We will do that by introducing new products, refining our service delivery network and making appropriate acquisitions. We are very fortunate to enjoy, as a result of a long track record of success, the financial strength we need to pursue these strategies. Farmers boasts a well-capitalized equity position that ranks us near the top of our peer group. In addition, we have successfully retained a high degree of top banking talent through the years. Among our 10-member senior management team, we offer more than 200 years of banking experience – all with Farmers National Bank. This tradition of strength and experience positions us very well to execute our growth strategies.

“We are very fortunate to enjoy... the financial strength we need.”

      This coming year will truly be a challenge for our management team. With the addition of Security Dollar, Farmers now operates 16 offices in Mahoning, Trumbull and Columbiana counties and has nearly 300 hundred employees. We are focused on an orderly and successful system conversion and integration process as we continue to build a stronger bank.

      I invite you to read more about our company in the pages that follow, and to join us at our Annual Meeting of Shareholders in March. Thank you for your continued support, and I look forward to updating you on our progress.

      Sincerely,

      /s/ Frank L. Paden

      Frank L. Paden, President & CEO

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Growth-Ring Timeline

[PHOTO]

The Legacy of a Landmark

For 114 years, Farmers National Bank has stood as a paradigm for strength and stability in the Mahoning Valley. A look back across two centuries reveals the small and seemingly insignificant growth marks that are now the foundation of Farmers” strength in the new millennium.

1887- Farmers National Bank organized in Canfield with assets of $50,000. Deposits for the first day totaled $170.

1904- Dollar Savings Bank organized in Niles, Ohio.

1910- Farmers assets grow to $402,000.

1913- Personal checking accounts first introduced.

1935- Federal Deposit Insurance Corporation (FDIC) established.

1959- Branching begins with the opening of the Austintown location.

1961- First Certificates of Deposit offered.

1968- Farmers converts to computerized record keeping.

1980- Farmers moves into Columbiana County with Salem branch.

1983- ATMs first offered by Farmers.

1986- Dollar Savings Bank changes its name to Security Dollar Bank.

1997- First debit card issued by Farmers.

2000- Phone banking and Internet banking introduced.

2000-2001- Merger between Farmers National Bank and Security Dollar Bank totals $626 million in assets.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
The Year in Review

      Each year, preparing our annual report to shareholders prompts us to objectively review the past 12 months and take inventory of our achievements, performance shortcomings and future plans. We know through our own long-range strategic planning process that each year brings new challenges. Progress is measured against current objectives over a longer period, and then strategies are fine-tuned along the way.

“Farmers National’s earning potential will be enhanced...”

      Our formula for community banking success includes three basic priorities:

      1) Building Shareholder Value

      2) Achieving Asset Growth and Expansion

      3) Diversifying Business Lines.

Building Shareholder Value

      Perhaps the greatest responsibility of any corporate executive is the creation and protection of shareholder value. However, despite the strong earnings reported by many publicly held banking institutions in the past two years, the value of bank stocks has not responded. In fact, investors in most financial institutions, including board members, have sustained a substantial decline in the values of their investments. The growing evidence of flat or single-digit appreciation in financial institution investments, combined with rapidly changing market dynamics, has prompted many community bankers to re-evaluate their strategic options.

      Farmers National Banc Corp.’s common stock has declined in value as well. Yet for the past two years, our directors, officers and employees have remained focused on our short-term and long-term goals and objectives. We have successfully achieved the following:

•	Consistently improved net earnings

•	Consistent asset growth

•	Prudent risk management

•	Use of additional funding sources to meet our customers’ loan demands – without compromising asset quality

•	Higher cash dividends to reward our common stock shareholders.

      Our corporation has a history of reporting consistent annual net income increases. Last year, excluding the one–time cost to complete the Security Financial merger, our core operating earnings rose significantly again. During 2001, Farmers National’s operating earnings potential will be enhanced as a result of benefits of the merger. New opportunities for efficiency improvements have been created, further strengthening Farmers core operating earnings and shareholder value.

      One of our strategic objectives has been to increase annual cash dividends, and the graph below demonstrates our commitment to this priority. In the past five years, we have increased cash dividends by nearly 132 percent, from $0.22 per share in 1996, to $0.51 per share in 2000. This is in addition to paying a 2 percent stock dividend in each of those years.

[BAR GRAPH]

Cash Dividends Per Share
$0.22	$0.29	$0.34	$0.42	$0.51

1996	1997	1998	1999	2000

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
The Year In Review

      Even as we have rewarded our shareholders with these cash and stock dividends, we have also been able to improve on Farmers’ solid capital position, as shown in the graph below.

[BAR GRAPH]

Shareholders Equity In Thousands
$45,588	$55,556	$62,018	$66,235	$70,833

1996	1997	1998	1999	2000

      In early 2000, we instituted a stock repurchase program. Although this program had to be temporarily suspended because of the “pooling-of-interest” acquisition of Security Dollar Bank, we expect to reactivate the program later this year. We will utilize Farmers’ well-capitalized position to approach the market and repurchase our own shares, which we believe to represent an excellent investment.

Achieving Asset Growth and Expansion

      Following consummation of the Security merger, Farmers National has total assets of $626 million, total loans in excess of $450 million, total deposits of $468 million and will be operating 16 banking offices in three counties. The consistency in asset growth is evidenced by an average growth rate of approximately 6 percent per year over the past five years.

      The Security Dollar merger transaction was the first “total” bank acquisition for our company. When given the window of opportunity to expand our banking market into Trumbull County, our board and senior management team gave total commitment to this transaction.

Four key issues were identified early in our process:

      • There was no overlapping of branches, and therefore no branch closings had to be factored into our analysis.

      • We identified significant potential cost savings through the consolidation of operations and other services that were being outsourced.

      • Our banking philosophies were very similar, with total commitment to ongoing investment in the local communities we serve.

      • We recognized opportunities to share new products and services that one bank offered and the other bank did not offer.

      This expansion will strengthen Farmers National in several ways. For our shareholders, we expect continued performance in total returns. For our customers, we expect to fully expand our menu of products and services to meet both current and future needs. And for our employees, growth and expansion will offer more opportunities to further personal career goals and objectives.

“For our shareholders, we expect continued performance in total returns.”

Diversifying Business Lines

      Years ago, we were told to expect a checkless society. Consultants warned of massive consolidations that would lead to, among other things, the demise of local community banks. Obviously, neither prediction has come to pass. More checks are written today than ever before. And while mergers and acquisitions have decreased the number of community banks, it is clear that the consumer and small businessman will continue to demand the personalized service and accessibility offered by their local bank.

      Nevertheless, two developments have prompted major changes

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
The Year In Review

in traditional financial institutions. The Gramm-Leach-Bliley Act of 1999 now permits the business of banks, insurance companies and securities institutions to overlap. That, combined with the rapid expansion of technology, particularly the Internet, has set the stage for changes in banking. Since we compete with mutual fund companies, brokerage firms and larger banks for deposit accounts, we need to embrace new technologies that can increase efficiencies and give us access to the same products and services offered by these larger rivals.

“...we will balance technology with high-touch personal service.”

      At Farmers National, we will balance technology with high-touch, personal service that will give us a distinct advantage over no-name, no-face relationships that typically characterize online organizations. During the past year, we successfully implemented an online and telephone banking product, and have been pleased by its results. We also offer ATM and debit cards, credit cards, electronic bill payment and commercial cash management. Our electronic banking products will be expanded to our newly acquired Trumbull County offices shortly after March 31, 2001.

      Through the acquisition of Security Financial, all Farmers’ customers will soon have access to PRIMEVEST Financial Services. PRIMEVEST has been assisting banks with their financial services products since 1984, and offers a broad array of investment products, including mutual funds, stocks and bonds, money market accounts and fixed and variable annuities. PRIMEVEST has been contracted with Security Dollar Bank since 1991. In addition to the product offerings, this service will enable Farmers customers to access life insurance, self-directed IRAs, financial planning, retirement planning, and qualified retirement plans. PRIMEVEST is an experienced brokerage firm located in over 600 financial institutions. (Securities and annuities available through PRIMEVEST are not insured by the FDIC and are not deposits, or other obligations, or guarantees of Farmers National Bank and are subject to market risks, including the possible loss of the principal amount invested.)

      In early 2000, PRIMEVEST introduced an online trading solution called e*PRIMEVEST. With all the features of any online trading account, PRIMEVEST is enjoying great success with this enhancement to its product line.

      Be assured, the Board and management of Farmers National Banc Corp. appreciate the continued support and interest of our customers and shareholders. Our company has accomplished a great deal during this past year and we continue to build a solid foundation to meet the challenges of an ever-changing financial services industry.

[PICTURE]

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Selected Financial Data

		(In Thousands except Per Share Data)
For the Years Ending	2000	1999	1998	1997	1996

Summary of Earnings

Total Interest Income (including fees on loans)	$45,842	$42,631	$41,884	$40,424	$36,146

Total Interest Expense	21,550	18,653	19,228	18,457	16,213

Net Interest Income	24,292	23,978	22,656	21,967	19,933

Provision for Credit Losses	865	1,810	3,107	2,105	1,323

Total Other Income	2,992	2,550	2,582	2,709	2,305

Total Other Expense	18,023	15,864	14,544	13,702	13,069

Income Before Federal Income Taxes	8,396	8,854	7,587	8,869	7,846

Federal Income Taxes	2,648	2,695	2,319	2,809	2,473

NET INCOME	$5,748	$6,159	$5,268	$6,060	$5,373

Per Share Data (Note)

Net Income	$0.50	$0.55	$0.47	$0.56	$0.49

Cash Dividends Paid	0.51	0.42	0.34	0.29	0.22

Book Value at Year-End	6.10	5.91	5.74	5.34	4.60

Balances at Year-End

Total Assets	$626,122	$603,798	$573,695	$535,707	$491,011

Earning Assets	589,829	561,544	535,305	504,660	461,633

Total Deposits	468,336	476,829	470,435	451,182	413,480

Net Loans	444,596	425,975	392,065	382,416	376,814

Total Stockholder’s Equity	70,833	66,235	62,018	55,556	45,588

Average Balances

Total Assets	$616,059	$586,562	$549,482	$516,317	$465,519

Total Stockholder’s Equity	68,639	64,011	58,571	50,836	45,913

Significant Ratios

Return on Average Assets (ROA)	0.93%	1.05%	0.96%	1.17%	1.15%

Return on Average Equity (ROE)	8.37	9.62	8.99	11.92	11.70

Average Earning Assets/Average Assets	94.65	93.99	94.32	94.42	94.29

Average Equity/Average Assets	11.14	10.91	10.66	9.85	9.86

Net Loans/Deposits	94.93	89.33	83.34	84.76	91.13

Allowance for Credit Losses/Total Loans	1.36	1.34	1.38	1.32	1.28

Allowance for Credit Losses/Nonperforming Loans	458.74	292.71	201.70	146.04	120.27

Efficiency Ratio	66.14	59.80	57.63	55.53	58.77

Dividend Payout Rate	82.99	57.87	53.93	38.51	34.08

Note:   Per share data has been restated for the effect of common stock dividends, splits and merger accounted for as pooling-of-interests.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Selected Financial Data

	Average Balance Sheets and Related Yields and Rates
	(In Thousands of Dollars)
Years ended December 31,	2000			1999

EARNING ASSETS

	AVERAGE			AVERAGE
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

Loans	$438,163	$37,252	8.50%	$412,047	$35,105	8.52%

Taxable securities	104,799	6,382	6.09	103,969	5,793	5.57

Tax-exempt securities	23,462	1,764	7.52	23,136	1,710	7.39

Federal funds sold	16,688	1,041	6.23	12,147	603	4.96

Total earning assets	583,112	46,439	7.96	551,299	43,211	7.84

NONEARNING ASSETS

Cash and due from banks	21,289			20,745

Premises and equipment	12,823			12,999

Allowance for Loan Losses	(6,228)			(5,730)

Other assets	5,063			7,249

Total Assets	$616,059			$586,562

INTEREST-BEARING LIABILITIES

Time deposits	$217,979	$12,269	5.63%	$224,366	$11,893	5.30%

Savings deposits	128,006	3,834	3.00	123,219	3,355	2.72

Demand deposits	77,998	1,286	1.65	72,887	1,194	1.64

Repurchase agreements	39,705	2,020	5.09	35,152	1,399	3.98

Borrowings	32,579	2,141	6.57	14,503	812	5.60

Total Interest-Bearing Liabilities	496,267	21,550	4.34	470,127	18,653	3.97

NONINTEREST-BEARING LIABILITIES

Demand deposits	46,948			46,349

Other Liabilities	4,205			6,075

Stockholder’s equity	68,639			64,011

Total Liabilities and Stockholders’ Equity	$616,059			$586,562

Net interest income		$24,889			$24,558

Net interest income to earning assets			4.27%			4.45%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Average Balance Sheets and Related Yields and Rates
	(In Thousands of Dollars)
Years ended December 31,	1998

	AVERAGE
	BALANCE	INTEREST	RATE

EARNING ASSETS

Loans	$390,792	$34,440	8.81%

Taxable securities	97,851	5,843	5.97

Tax-exempt securities	17,760	1,456	8.20

Federal funds sold	11,869	640	5.39

Total earning assets	518,272	42,379	8.18

NONEARNING ASSETS

Cash and due from banks	19,868

Premises and equipment	10,763

Allowance for Loan Losses	(5,362)

Other assets	5,941

Total Assets	$549,482

INTEREST-BEARING LIABILITIES

Time deposits	$234,518	$13,381	5.71%

Savings deposits	109,719	2,989	2.72

Demand deposits	66,194	1,393	2.10

Repurchase agreements	25,933	1,108	4.27

Borrowings	6,203	357	5.76

Total Interest-Bearing Liabilities	442,567	19,228	4.34

NONINTEREST-BEARING LIABILITIES

Demand deposits	43,682

Other Liabilities	4,662

Stockholder’s equity	58,571

Total Liabilities and Stockholders’ Equity	$549,482

Net interest income		$23,151

Net interest income to earning assets			4.47%

      Fully taxable equivalent basis computed at 35% in 2000, 1999 and 1998.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Selected Financial Data

RATE AND VOLUME ANALYSIS

The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

			(In Thousands of Dollars)

	2000 change from 1999			1999 change from 1998
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Tax Equivalent Interest Income

Loans	$2,147	$2,230	$(83)	$665	$1,866	$(1,201)

Taxable securities	589	45	544	(50)	366	(416)

Tax-exempt securities	54	24	30	254	441	(187)

Federal funds sold	438	226	212	(37)	15	(52)

Total interest income	$3,228	$2,525	$703	$832	$2,688	$(1,856)

Interest Expense

Time deposits	$376	$(341)	$717	$(1,488)	$(574)	$(914)

Savings deposits	479	126	353	366	366	0

Demand deposits	92	84	8	(199)	138	(337)

Repurchase agreements	621	181	440	291	393	(102)

Borrowings	1,329	1,013	316	455	478	(23)

Total interest expense	$2,897	$1,063	$1,834	$(575)	$801	$(1,376)

Increase in tax equivalent net interest income	$331	$1,462	$(1,131)	$1,407	$1,887	$(480)

      The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

      The following financial review presents an analysis of the assets and liability structure of the Corporation and a discussion of the results of operations for each of the periods presented in this annual report of liquidity, capital and credit quality. Certain statements in this report that relate to Farmers National Banc Corp.’s plans, objectives, or future performance may be deemed to be forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such statements are based on management’s current expectations. Actual strategies and results in future periods may differ materially from those currently expected because of various risks and uncertainties.

      Among the important factors that could cause actual results to differ materially are interest rates, changes in the mix of the company’s business, competitive pressures, general economic conditions and the risk factors detailed in the company’s other periodic reports and registration statements filed with the Securities and Exchange Commission.

Results of Operations

      The Corporation’s net income totaled $5.748 million during 2000, a decrease of 6.67% from $6.159 million for 1999. On a per share basis, net income was $.50 for 2000 as compared to $.55 for 1999 and $.47 for 1998. Common comparative ratios for results of operations include the return on average assets and return on average stockholders equity. For 2000, the return on average equity was 8.37% as compared to 9.62% for 1999 and 8.99% for 1998. The return on average assets was .93% for 2000, 1.05% for 1999 and .96% for 1998.

      The Corporation’s operating earnings, which exclude an after-tax non-recurring item, increased 9.42% to $6.739 million in 2000, compared to $6.159 million in 1999, which increased 16.91% from $5.268 million in 1998. Stated on a per share basis, operating earnings were $.59 per share in 2000, compared to $.55 per share in 1999 and $.47 in 1998. The after-tax non-recurring expense, which amounted to $991 thousand, was merger related expense.

      These results of operations are the direct result of management’s concerted efforts to control expenses and increase interest from our interest-bearing assets. Overall growth in deposits and other funding sources and the use of those funds in the loan portfolio, particularly commercial real estate and indirect installment loans, together with control over the bank’s general expenses have produced these results.

Net Interest Income

      Net interest income, the principal source of the Corporation’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2000, net interest income increased $331 thousand or 1.01% over 1999. The increase for 1999 was $1.407 million or 6.08% over 1998. Interest-earning assets averaged $583.112 million during 2000, representing a 5.77% increase over 1999, while 1999 averaged $551.299 million or a 6.37% increase over 1998.

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

      The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2000 the net interest margin, measured on a fully taxable equivalent basis was 4.27% in comparison to 4.45% for 1999 and 4.47% for 1998.

      Total interest income was $46.439 million for 2000 as compared to $43.211 million and $42.379 million for 1999 and 1998, respectively. The 7.47% increase in interest income is largely attributed to a $2.147 million or 6.12% increase in income from loans. Average loans increased 6.3% during the past year, but this growth was offset by a slight decline in the overall yield from 8.52% in 1999 to 8.50% in 2000. Income from securities and federal funds sold increased $1.08 million or 13.32%, as a result of an increase in yields in these earning assets.

      Total interest expense amounted to $21.550 million for 2000, representing a 15.53% increase from 1999 while interest expense of $18.653 million for 1999 represents a 3% decrease from $19.228 million reported in 1998. The increase in 2000 is primarily the result of a higher level of interest expense on time deposits and borrowings. The cost of time deposits increased from 5.30% in 1999 to 5.63% in 2000, while borrowing costs rose from 5.60% in 1999 to 6.57% in 2000. Total interest-bearing liabilities amounted to $496.267 million in 2000, compared to $470.127 million in 1999 and $442.567 million in 1998.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

Other Income

      Total other income increased in 2000 by $442 thousand or 17.33% to $2.992 million, while the $2.550 million reported in 1999 was just slightly less than $2.582 million reported in 1998. Most of this increase is the result of an increase in service charges on deposit products, and commissions from sales of investment and insurance products. Management continues to explore new products and nontraditional banking services that could increase other income in future years.

Other Expenses

      Total other expenses for 2000 increased 13.61% or $2.159 million over 1999 as compared to an increase of 9.08% from 1999 over 1998. Before-tax merger related expenses in 2000 amounted to $1.192 million compared to none in 1999 and 1998. Salaries and employee benefits also increased $625 thousand or 7.59%. This increase is the result of increases in salary rates and increased staffing to handle increased volume of operations of the Bank. Management will continue to closely monitor and keep the increases in other expenses to a minimum.

Income Taxes

      Federal income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective federal income tax rate was 32% for the period ending 2000, 30% for 1999 and 31% for 1998.

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

      The Corporation considers the primary market exposure to be interest rate risk. Simulation analysis is used to monitor the Corporation’s exposure to changes in interest rates, and the effect of the change to net interest income. The following table shows the effect on net interest income in the event of a sudden and sustained 100 or 200 basis point increase or decrease in market interest rates:

(In Thousands of Dollars)

Changes In	Change In	% Change
Interest Rate	Net Interest	In Net
(basis points)	Income	Interest Income

–200	613	2.52%

–100	457	1.88%

100	–830	–3.42%

200	–1,821	–7.50%

      The results of this analysis comply with internal limits established by the Corporation. A report on interest rate risk is presented to the Board of Directors and the Asset/Liability Committee on a quarterly basis. The Corporation has no market risk sensitive instruments held for trading purposes, nor does it hold derivative financial instruments, and does not plan to purchase these instruments in the near future.

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

Liquidity

      The Corporation maintains, in the opinion of management, liquidity sufficient to satisfy depositors’ requirements and meet the credit needs of customers. The Corporation depends on its ability to maintain its market share of deposits as well as acquiring new funds. The Corporation’s ability to attract deposits and borrow funds depends in large measure on its profitability, capitalization and overall financial condition.

      Principal sources of liquidity for the Corporation include assets considered relatively liquid such as short-term investment securities, federal funds sold and cash and due from banks.

      Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 2000, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 2000 amounted to $43.575 million.

      Cash flows generated from operating activities decreased 16.38% to $9.109 million in 2000 compared to $10.893 million in 1999. This decrease is a result of a rise in the cash paid to suppliers and employees, which is more fully explained in the Other Expenses section of this report. Cash flows used in investing activities decreased slightly to $30.441 million in 2000 compared to $30.676 million in 1999. Cash flows provided from financing activities decreased to $15.014 million as compared to $27.396 million in 1999. The Corporation experienced a net decrease in deposits of $9.162 million compared to a net increase in 1999 amounting to $6.394 million. This decrease was offset by a $24.639 million increase in Federal Home Loan Bank borrowings. These borrowings were used to fund an increase in the loan portfolio, which grew $20.940 million in 2000.

Maturities and Sensitivities of Loans to Interest Rates

      The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated.

				(In Thousands of Dollars)

Years Ended December 31,	2000		1999		1998		1997		1996

Commercial, Financial and Agricultural	$17,916	4.0%	$17,710	4.1%	$21,140	5.3%	$24,182	6.2%	$21,143	5.5%

Real Estate — Mortgage	267,529	59.3	257,246	59.6	230,664	58.0	211,231	54.5	202,260	53.0

Installment Loans to Individuals	165,266	36.7	156,797	36.3	145,753	36.7	152,110	39.3	158,287	41.5

Total Loans	$450,711	100.0%	$431,753	100.0%	$397,557	100.0%	$387,523	100.0%	$381,690	100.0%

      The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 2000:

		(In Thousands of Dollars)

Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years

Commercial, Financial and Agricultural	$6,713	$9,266	$1,937

      The amounts of commercial, financial and agricultural loans as of December 31, 2000, based on remaining scheduled repayments of principal, are shown in the following table:

		(In Thousands of Dollars)

Loan Sensitivities	1 Year or less	Over 1 Year	Total

Floating or Adjustable Rates of Interest	$4,634	$1,996	$6,630

Fixed Rates of Interest	2,079	9,207	11,286

Total Loans	$6,713	$11,203	$17,916

Loan Portfolio

      Total net loans were $444.596 million at year-end 2000 compared to $425.975 million at year-end 1999. This represents an increase of $18.621 million or 4.37%. Loans comprised 75% of the Bank’s average earning assets in 2000 and 1999. The product mix in the Loan Portfolio shows Commercial Loans comprising 4%, Real Estate Mortgage Loans (Residential and Commercial) 59.3% and Installment Loans to Individuals 36.7% at December 31, 2000 compared with 4.1%, 59.6% and 36.3%, respectively, at December 31, 1999.

      Loans contributed 81.3% of total interest income in 2000 and 82.3% in 1999. Loan yield was 8.50% in 2000, 54 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, Management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function which monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

      Installment Loans to Individuals increased from $156.797 million on December 31, 1999 to $165.266 million on December 31, 2000, representing a 5.4% increase. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 83.9% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio were $166 thousand in 2000 as compared to $1.059 million in 1999. When these net loan losses are stated as a percentage of average installment loans outstanding, the Bank improved from .66% in 1999 to .11% in 2000. Recoveries on installment loan losses increased $612 thousand primarily due to a favorable insurance settlement.

      Real Estate Mortgage Loans increased to $267.528 million at December 31, 2000, an increase of 4% over 1999. Most of this increase took place in non-residential real estate loans and home equity lines of credit, which increased $6.445 million and $4.275 million respectively. This portfolio consists of $172.554 million of 1-4 family and multi-family residential properties and $94.974 million in non-residential real estate properties, generally made within the Bank’s primary market area. The corporation originated both fixed rate and adjustable rate mortgages during 2000. Fixed rate terms are limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.

      Commercial Loans at December 31, 2000 increased slightly from year-end 1999 with outstanding balances of $17.916 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.

Summary of Loan Loss Experience

      The following is an analysis of the allowance for loan losses for the periods indicated:

			(In Thousands of Dollars)
Years Ended December 31,	2000	1999	1998	1997	1996

Balance at Beginning of Year	$5,778	$5,492	$5,107	$4,877	$4,150

Loan Losses:

Commercial, Financial and Agricultural	(50)	(395)	(379)	(70)	(122)

Real Estate-Mortgage	(343)	(117)	78	(12)	(57)

Installment Loans to Individuals	(1,250)	(1,531)	(2,671)	(2,081)	(819)

Total Loan Losses	(1,643)	(2,043)	(3,128)	(2,163)	(998)

Recoveries on Previous Loan Losses:

Commercial, Financial and Agricultural	23	15	3	7	134

Real Estate-Mortgage	8	32	9	40	57

Installment Loans to Individuals	1,084	472	394	241	211

Total Recoveries	1,115	519	406	288	402

Net Loan Losses	(528)	(1,524)	(2,722)	(1,875)	(596)

Provision Charged to Operations (1)	865	1,810	3,107	2,105	1,323

Balance at End of Year	$6,115	$5,778	$5,492	$5,107	$4,877

Ratio of Net Loan Losses to Average Net Loans and Leases Outstanding	0.12%	0.37%	0.70%	0.49%	0.16%

      (1) The provisions for possible credit losses charged to operating expense is based on management’s judgment after taking into consideration all factors connected with the collectability of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous credit loss experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

      Provisions charged to operations amounted to $865 thousand in 2000 and $1.81 million in 1999. The balance in the allowance for credit losses is $6.115 million or 1.36% of loans at December 31, 2000. This ratio has increased from the 1.28% reported at December 31, 1996. The allowance for credit losses as a percentage of nonperforming loans increased substantially from 292.71% at December 31, 1999 to 458.74% in 2000.

      —

      The allowance for possible credit losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of the dates indicated:

				(In Thousands of Dollars)
December 31,	2000		1999		1998		1997		1996

		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Commercial, Financial and Agricultural	$549	4.0%	$1,182	4.1%	$1,156	5.3%	$2,240	6.2%	$2,856	5.5%

Real Estate-Mortgage	2,878	59.3	1,493	59.6	1,302	58.0	905	54.5	401	53.0

Installment Loans to Individuals	2,688	36.7	3,103	36.3	3,034	36.7	1,962	39.3	1,620	41.5

	$6,115	100.0%	$5,778	100.0%	$5,492	100.0%	$5,107	100.0%	$4,877	100.0%

      The allocation of the allowance as shown in the table above should not be interpreted as an indication that charge-offs in 2001 will occur in the same proportions or that the allocation indicates future charge-off trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

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

Risk Elements

      The following table sets forth aggregate loans in each of the following categories for the years indicated:

			(In Thousands of Dollars)
December 31,	2000		1999	1998	1997	1996

Loans Accounted For on a Nonaccrual Basis	$	664	$1,351	$1,876	$2,784	$1,642

Loans Contractually Past Due 90 Days or More as to Interest or Principal Payments (Not Included in Nonaccrual Loans Above)		669	623	847	713	2,548

Loans Considered Troubled Debt Restructuring (Not Included in Nonaccrual Loans or Contractually Past Due Above)		0	0	0	0	0

      Management is not aware of any loans not included in the table above where serious doubt exists as to the ability of the borrower to comply with the current loan repayment terms.

      Nonaccrual loans are loans which are 90 days past due and with respect to which, in Management’s opinion, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis. Loans which are 90 days or more past due but continue to accrue interest are loans which, in Management’s opinion, are well secured and are in the process of collection.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Management's Discussion

      As of December 31, 2000, there were no concentrations of loans exceeding 25% of total loans which are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.

      The following shows the amounts of contracted interest income and interest income reflected in income on loans accounted for on a nonaccrual basis and loans considered troubled debt restructuring for the periods indicated:

	(In Thousands of Dollars)
December 31,	2000	1999	1998	1997	1996

Gross Interest Income That Would have been Recorded if the Loans had been Current in Accordance with Their Original Terms	$107	$137	$197	$295	$212

Interest Income Included in Income on the Loans	4	73	44	128	82

Investment Securities

      The investment securities portfolio increased 9.36% or $10.94 million in 2000. Most of this increase was experienced in other securities, which grew $14.418 million. Of this amount, approximately $10 million resulted from a purchase of preferred stock in a U.S. governmental agency that was funded with an advance from the Federal Home Loan Bank. Investments in securities of states and political subdivisions increased slightly to $22.917 million in 2000. The Corporation uses these tax-exempt municipal securities to increase investment yields and as a vehicle to lower our overall income tax rate.

      Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

      The following table shows the book value of investment securities by type of obligation at the dates indicated:

Type	(In Thousands of Dollars)
December 31,	2000	1999	1998

U.S. Treasury Securities and Government Agencies	$59,982	$59,859	$66,250

Obligations of States and Political Subdivisons	22,917	22,735	20,295

Mortgage-backed securities	25,948	29,731	35,854

Other Securities	18,914	4,496	6,280

	$127,761	$116,821	$128,679

      A summary of debt securities held at December 31, 2000, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

	(In Thousands of Dollars)
Type and Maturity Grouping	December 31, 2000

	Book	Weighted
	Value	Average
		Yield (1)

U.S. Treasury and U.S. Government Agency Securities:

Maturing Within One Year	$15,431	5.18%

Maturing After One Year But Within Five Years	40,393	6.27%

Maturing After Five Years But Within Ten Years	1,051	6.75%

Maturing After Ten Years	3,107	8.06%

Total U.S. Treasury and U.S. Government Agency Securities	$59,982	6.09%

Mortgaged-Backed Securities
Maturing Within One Year	$6	9.29%

Maturing After One Year But Within Five Years	1,127	7.32%

Maturing After Five Years But Within Ten Years	986	7.41%

Maturing After Ten Years	23,829	6.60%

Total Obligations of States and Political Subdivisions	$25,948	6.66%

Obligations of States and Political Subdivisions
Maturing Within One Year	$642	7.96%

Maturing After One Year But Within Five Years	2,386	7.95%

Maturing After Five Years But Within Ten Years	5,972	7.35%

Maturing After Ten Years	13,917	7.35%

Total Obligations of States and Political Subdivisions	$22,917	7.43%

Corporate Debt Securities
Maturing After One Year But Within Five Years	$4,513	7.36%

      (1) The weighted average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 34% were $17.266 thousand, $63.696 thousand, $145.777 thousand and $346.390 thousand for the four ranges of maturities.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

Deposits

      Deposits represent the Corporation’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation’s average total deposits increased slightly from $466.821 million in 1999 to $470.931 million in 2000. A decrease of $6.387 million in time deposits was offset with a $9.898 increase in savings and interest-bearing demand deposits.

Average Deposits

      The following table shows the classification of average deposits for the periods indicated:

	(In Thousands of Dollars)
Average Balances
on December 31,	2000	1999	1998

Noninterest-Bearing Demand Deposits	$46,948	$46,349	$43,682

Interest-Bearing Demand Deposits	77,998	72,887	66,194

Savings Deposits	128,006	123,219	109,719

Time Deposits	217,979	224,366	234,518

Total Average Deposits	$470,931	$466,821	$454,113

      The following shows the average rate paid on the following deposit categories for the periods indicated:

Years ended December 31,	2000	1999	1998

Interest-Bearing Demand Deposits	1.65%	1.64%	2.10%

Savings	3.00%	2.72%	2.72%

Time Deposits	5.63%	5.30%	5.71%

      The steady increase in total deposits over the years reflects managements’ efforts to continue to insure the growth of the bank and to maintain a viable banking institution. During 2000, the bank has attracted deposits due to its effort to remain competitive in the local community as to rates paid for all types of deposits particularly in the time deposit area. The bank has been at or near the top in interest rates paid to depositors throughout 2000.

Capital Resources

      The capital management function is a continuous process which consists of providing capital for both the current financial position and the anticipated future growth of the Corporation. Important to this process is internal equity generation, particularly through earnings retention. Internal capital generation is measured as the percent of return on equity multiplied by the percent of earnings retained. The return on average equity was 8.37%, 9.62% and 8.99% for 2000, 1999 and 1998, respectively. Total cash dividends declared in 2000 represented 82.99% of net income as compared to 57.87% in 1999 and 53.93% in 1998. The resulting internal equity growth percentage amounted to 1.59% in 2000 as compared to 4.05% in 1999 and 4.14% in 1998.

      The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 2000 the bank subsidiary had $26.55 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency. The bank subsidiary is also required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2000, the bank subsidiary is required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The bank subsidiary’s actual Tier 1 and Total Capital ratios at that date were 15.48% and 16.73% respectively. The bank subsidiary’s leverage ratio at December 31, 2000 was 10.88%.

Audit

      The Company’s internal auditor, who is responsible to the Audit Committee of the Board of Directors, reviews the results and performance of operating units within the Company for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

      The Company utilizes the services of an internal audit outsourcing firm to assist the internal auditor in developing and implementing a comprehensive internal audit plan and program.

      The Audit Committee consists of four non-employee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; the recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Audit Committee held four meetings during 2000.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

Compliance

      There are many activities in today’s banking that are subject to compliance regulations. It is a very large task to implement the many requirements of compliance and to determine that all requirements are met. For example, many of the forms used in opening deposit accounts and loan accounts must subscribe to standards of format that ensures that information solicited from customers and information to be disclosed to customers is in conformance with regulations that are designed to protect and to inform the customer.

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

      It is our bank’s mission to keep our employees well informed. We urge them to ask questions and to use initiative in becoming informed, as compliance regulations have become very complex. This all translates into efficient and better service for our customers.

QUARTERLY FINANCIAL DATA

	(In Thousands except Per Share Data)
Quarter Ended 2000	March 31	June 30	September 30	December 31

Total interest income	$11,112	$11,403	$11,697	$11,630

Total interest expense	5,068	5,221	5,528	5,733

Net interest income	6,044	6,182	6,169	5,897

Provision for credit losses	360	360	(65)	210

Non-interest income	610	680	815	887

Non-interest expense	4,289	4,322	4,174	5,238

Income before federal income taxes	2,005	2,180	2,875	1,336

Federal income taxes	610	629	846	563

Net income	$1,395	$1,551	$2,029	$773

Per share data:

Net income	$0.12	$0.14	$0.17	$0.07

Dividends	$0.12	$0.13	$0.13	$0.13

	(In Thousands except Per Share Data)
Quarter Ended 1999	March 31	June 30	September 30	December 31

Total interest income	$10,331	$10,583	$10,812	$10,905

Total interest expense	4,523	4,543	4,663	4,924

Net interest income	5,808	6,040	6,149	5,981

Provision for credit losses	510	430	510	360

Non-interest income	593	623	622	712

Non-interest expense	3,950	4,023	3,921	3,970

Income before federal income taxes	1,941	2,210	2,340	2,363

Federal income taxes	581	675	686	753

Net income	$1,360	$1,535	$1,654	$1,610

Per share data:

Net income	$0.12	$0.14	$0.15	$0.14

Dividends	$0.09	$0.10	$0.11	$0.12

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Stock Prices and Dividends

Information as to Stock Prices and Dividends

      The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB. There are approximately seven local and/or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 2000, there were 3,585 shareholders of record of common stock.

Market and Dividend Summary

Dividend Date	High	Low	Dividend

March 1999	$44.00	$41.00	$0.19

June 1999	43.50	33.00	0.20

September 1999	37.00	29.50	0.21

October 1999			2-for-1 Stock Split

November 1999			2% Stock Dividend

December 1999	16.50	12.38	0.12

March 2000	14.00	13.50	0.12

June 2000	13.88	10.25	0.13

September 2000			2% Stock Dividend

September 2000	14.00	7.25	0.13

December 2000	9.88	7.13	0.13

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Independent Auditors’ Report

           January 31, 2001

[HBK LOGO]
Hill, Barth & King LLC
Park Place South, Suite 200
155 South Park Avenue
Warren, Ohio 44481
(330) 394-3773 PHONE
(330) 395-3713 FAX

Board of Directors
Farmers National Banc Corp.
Canfield, Ohio

Independent Auditors’ Report

      We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. and subsidiary as of December 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, stockholders equity and cash flows for each of the three years in the period ended December 31, 2000. We did not audit the consolidated balance sheet of Security Financial Corp., a company acquired during 2000 in a transaction accounted for as a pooling of interests, as of December 31, 1999, and the related consolidated statements of income, stockholders equity and cash flows for each of the two years in the period ended December 31, 1999, as discussed in Note B. Such statements are included in the consolidated financial statements of Farmers National Banc Corp. and reflect total assets of 29% for the year ended December 31, 1999, and total interest income of 28% and 30% for the years ended December 31, 1999 and 1998, respectively, of the related consolidated totals. These statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Security Financial Corp. is based solely upon the report of the other auditors. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, based upon our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers National Banc Corp. and subsidiary as of December 31, 2000 and 1999 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

/s/ Hill, Barth & King LLC
Certified Public Accountants

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Consolidated Balance Sheets

	(In Thousands of Dollars)

December 31,	2000	1999

ASSETS

Cash and due from banks	$23,350	$28,255

Federal funds sold	11,358	12,771

TOTAL CASH AND CASH EQUIVALENTS	34,708	41,026

Long-term interest bearing deposits	99	199

Securities available for sale	127,761	116,821

Loans	450,711	431,753

Less allowance for credit losses	6,115	5,778

NET LOANS	444,596	425,975

Premises and equipment, net	12,549	13,002

Other assets	6,409	6,775

	$626,122	$603,798

LIABILITIES AND STOCKHOLDERS EQUITY

Deposits (all domestic):

Noninterest-bearing	$48,935	$47,663

Interest-bearing	419,401	429,166

TOTAL DEPOSITS	468,336	476,829

Borrowings:

U. S. Treasury interest-bearing demand note	1,009	800

Securities sold under repurchase agreements	39,099	37,417

Federal Home Loan Bank advances	43,575	18,936

TOTAL BORROWINGS	83,683	57,153

Other liabilities and deferred credits	3,270	3,581

TOTAL LIABILITIES	555,289	537,563

Stockholders Equity:

Common Stock - Authorized 12,500,000 shares; issued and outstanding 11,604,252 in 2000 and 11,209,669 in 1999	49,451	45,155

Retained earnings	22,226	22,709

Accumulated other comprehensive income (loss)	372	(1,537)

Treasury stock, at cost; 87,835 shares in 2000 and 4,976 shares in 1999	(1,216)	(92)

TOTAL STOCKHOLDERS EQUITY	70,833	66,235

	$626,122	$603,798

See accompanying notes to consolidated financial statements.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Consolidated Statements of Income and Comprehensive Income

	(In Thousands except Per Share Data)

Years ended December 31,	2000	1999	1998

INTEREST INCOME

Interest and fees on loans	$37,252	$35,105	$34,440

Interest and dividends on securities:

Taxable interest	5,733	5,480	5,599

Nontaxable interest	1,167	1,129	961

Dividends	627	263	211

Interest-bearing deposits in other banks	22	51	33

Interest on federal funds sold	1,041	603	640

TOTAL INTEREST INCOME	45,842	42,631	41,884

INTEREST EXPENSE

Deposits	17,389	16,441	17,763

Borrowings	4,161	2,212	1,465

TOTAL INTEREST EXPENSE	21,550	18,653	19,228

NET INTEREST INCOME	24,292	23,978	22,656

Provision for credit losses	865	1,810	3,107

NET INTEREST INCOME AFTER

PROVISION FOR CREDIT LOSSES	23,427	22,168	19,549

OTHER INCOME

Service charges on deposit accounts	1,857	1,789	1,771

Investment security gains (losses)	34	(4)	56

Gain on sale of mortgage loans, net	4	12	46

Brokerage income	210	148	95

Other operating income	887	605	614

TOTAL OTHER INCOME	2,992	2,550	2,582

	26,419	24,718	22,131

OTHER EXPENSES

Salaries and employee benefits	8,870	8,245	7,686

Net occupancy expense of premises	1,039	953	895

Furniture and equipment expense, including depreciation	1,179	1,102	959

State and local taxes	767	783	776

Merger related expense	1,192	0	0

Other operating expenses	4,976	4,781	4,228

TOTAL OTHER EXPENSES	18,023	15,864	14,544

INCOME BEFORE FEDERAL INCOME TAXES	8,396	8,854	7,587

FEDERAL INCOME TAXES	2,648	2,695	2,319

NET INCOME	$5,748	$6,159	$5,268

OTHER COMPREHENSIVE INCOME, NET OF TAX:

Unrealized gains (losses) on securities	1,909	(2,067)	(11)

COMPREHENSIVE INCOME	$7,657	$4,092	$5,257

NET INCOME PER SHARE	$0.50	$0.55	$0.47

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

	(In Thousands of Dollars)

Years ended December 31,	2000	1999	1998

COMMON STOCK

Balance at beginning of year	$45,155	$38,455	$25,625

Reclassification for change to no par common stock	0	0	4,977

Stock options exercised	89	27	0

Stock dividend, including fractional shares	1,461	2,914	3,804

Common stock issued	2,746	3,759	4,049

Balance at end of year	49,451	45,155	38,455

CAPITAL SURPLUS

Balance at beginning of year	0	0	4,977

Reclassification for change to no par common stock	0	0	(4,977)

Balance at end of year	0	0	0

RETAINED EARNINGS

Balance at beginning of year	22,709	23,033	24,413

Net income	5,748	6,159	5,268

Dividends declared:

$.51 cash dividends per share in 2000, $.42 in 1999 and $.34 in 1998	(4,770)	(3,564)	(2,841)

Stock dividends	(1,461)	(2,919)	(3,807)

Balance at end of year	22,226	22,709	23,033

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of year	(1,537)	530	541

Net change in unrealized appreciation (depreciation) on

available for sale securities, net of income taxes	1,909	(2,067)	(11)

Balance at end of year	372	(1,537)	530

TREASURY STOCK, AT COST

Balance at beginning of year	(92)	0	0

Treasury shares acquired	(1,124)	(92)	0

Balance at end of year	(1,216)	(92)	0

TOTAL STOCKHOLDERS EQUITY AT END OF YEAR	$70,833	$66,235	$62,018

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	(In Thousands of Dollars)

Years ended December 31,	2000	1999	1998

CASH FLOWS FROM OPERATING ACTIVITIES

Interest received	$47,373	$44,791	$43,795

Fees and commissions received	2,929	2,518	2,457

Mortgage loans originated for sale	(205)	(316)	(2,402)

Proceeds from sales of mortgage loans	209	182	2,448

Interest paid	(21,249)	(18,619)	(19,307)

Cash paid to suppliers and employees	(16,927)	(15,114)	(13,727)

Income taxes paid	(3,021)	(2,549)	(2,533)

NET CASH PROVIDED BY OPERATING ACTIVITIES	9,109	10,893	10,731

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease (increase) in interest-bearing time deposits maturing in more than 90 days	100	199	(398)

Proceeds from maturities of investment securities available for sale	23,534	36,349	30,426

Proceeds from sales of investment securities available for sale	2,483	11,704	5,389

Purchases of securities available for sale	(34,921)	(40,340)	(55,333)

Net increase in loans made to customers	(20,940)	(37,565)	(13,100)

Purchases of premises and equipment	(697)	(1,023)	(3,004)

NET CASH USED IN INVESTING ACTIVITIES	(30,441)	(30,676)	(36,020)

CASH FLOWS FROM FINANCING ACTIVITIES

Net increase (decrease) in deposits	(9,162)	6,394	19,253

Net increase in short-term borrowings	1,891	7,467	9,782

Net increase in Federal Home Loan Bank Borrowings	24,639	13,593	731

Purchase of Treasury Stock	(1,088)	(92)	0

Dividends paid	(4,101)	(3,747)	(3,201)

Proceeds from stock options	89	27	0

Proceeds from sale of common stock	2,746	3,754	4,049

NET CASH PROVIDED BY FINANCING ACTIVITIES	15,014	27,396	30,614

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,318)	7,613	5,325

CASH AND CASH EQUIVALENTS

Beginning of year	41,026	33,413	28,088

End of year	$34,708	$41,026	$33,413

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATIONS

Net income	$5,748	$6,159	$5,268

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	864	799	808

Amortization and accretion	2,242	2,039	1,825

Provision for credit losses	865	1,810	3,107

(Gain) Loss on sale of investment securities	(34)	4	(56)

Other	(575)	82	(221)

NET CASH PROVIDED BY OPERATING ACTIVITIES	$9,109	$10,893	$10,731

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

Supplemental schedule of noncash investing and financing activities:

Unrealized loss on available for sale securities	$734	$2,696	$555

Real estate acquired by issuing note payable	0	0	650

Merger related transfer of equity securities to treasury stock	37	0	0

See accompanying notes to consolidated financial statement

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2000, 1999, and 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation:

     The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, The Farmers’ National Bank of Canfield. All significant intercompany balances and transactions have been eliminated.

Nature of Operations:

     The Company’s wholly owned subsidiary, The Farmers National Bank of Canfield, operates under a national bank charter and provides full banking services. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is the northeastern region of Ohio and service is provided at seventeen (17) locations.

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

Loans:

     Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest income is ordinarily discontinued when a loan becomes 90 days past due as to principal or interest; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. When interest accruals are discontinued, interest credited to income in the current year is reversed. When the loan is determined to be uncollectible, interest accrued in prior years and the principal are charged to the allowance for loan losses. This policy applies to the bank’s installment, real estate and commercial loans. Loans held for sale are reported at the lower of cost or market, on an aggregate basis.

Loan Origination Fees and Costs:

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

Impaired Loans:

     Impaired loans are classified according to the Financial Accounting Standards Board Statement 114, “Accounting by creditors for impairment of loans”. Under this standard, the reserve for loan losses related to loans that are considered impaired is based on discounted cash flows using the loan’s initial effective interest rate and the fair value of the collateral for certain collateral dependent loans.

Allowance for Credit Losses:

     The allowance for credit losses represents the amounts which, in management’s judgment, are adequate to absorb charge-offs of existing loans which may become uncollectible. The allowance is based on management’s judgment taking into consideration past loss experience, reviews of individual credits, current economic conditions and other factors considered relevant by management at the financial statement date. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowances. If additions to the original estimate of the allowance for credit losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Premises and Equipment:

      Premises and equipment are stated at cost. Depreciation is computed on the straight-line method.

Intangibles:

      Purchased intangibles, primarily goodwill and core deposit value, are recorded at cost and amortized over the estimated life. Goodwill is being amortized over 15 years and the core deposit is being amortized over 8 years. Intangible amortization of $97,000 was recorded in 2000, 1999 and 1998.

Income Taxes:

      Income taxes, based on filing a consolidated return with the Company’s subsidiary, are provided for amounts currently due and deferred amounts arising from temporary differences between the financial accounting and income tax basis of assets and liabilities. Deferred taxes are computed on the liability method as prescribed in Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes”.

Advertising:

      The company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2000, 1999 and 1998 was $399 thousand, $417 thousand and $406 thousand, respectively.

Per Share Amounts:

      Earnings per share are based on weighted average shares outstanding. Average shares outstanding, per share amounts and reference to number of shares in notes to consolidated financial statements have been restated to give effect to stock dividends. Weighted average shares outstanding were 11,442,895 for 2000, 11,299,103 for 1999 and 11,110,852 for 1998.

Comprehensive Income:

      Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”) which establishes new rules for the reporting and display of comprehensive income and its components. The adoption had no impact on the company’s net income or stockholders equity. SFAS 130 requires unrealized gains or losses on the Company’s available for sale securities to be included in other comprehensive income.

Reclassifications:

      The consolidated financial statements for 1999 have been reclassified to conform with the presentation for 2000. Such reclassifications had no effect on net results from operations.

NOTE B — MERGER

      On November 30, 2000, Security Financial Corp. merged with and into Farmers National Banc Corp. in a tax-free exchange with a total of 3.6 million Farmers shares issued in the merger. Security Financial Corp. was a $170 million bank holding company with five banking offices and one drive-thru branch located in Trumbull County, Ohio. Its subsidiary, Security Dollar Bank, was merged into Farmers National Bank on December 29, 2000. The merger was accounted for under the pooling-of-interests accounting method. Accordingly, all financial information has been restated to include the historical information of the merged entities. There were no material transactions between Farmers National Banc Corp. and Security Financial Corp. prior to the merger and there were no material adjustments to conform the accounting policies of the combining companies.

      The net interest income and net income previously reported by the separate companies and the combined amounts presented in the accompanying Consolidated Statements of Income and Comprehensive Income are as follows:

	Nine Months
	Ended	Year Ended
	Sept. 30, 2000	December 31,
	(Unaudited)	1999	1998

Net Interest Income Farmers National Banc Corp.	$13,869	$17,937	$16,491

Security Financial Corp.	4,508	6,041	6,165

Combined	$18,377	$23,978	$22,656

Net Income Farmers National Banc Corp.	$4,457	$5,524	$5,115

Security Financial Corp.	518	635	153

Combined	$4,975	$6,159	$5,268

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements

NOTE C — SECURITIES AVAILABLE FOR SALE

      Securities available for sale at December 31, 2000 and 1999 are summarized as follows:

	(In Thousands of Dollars)
	2000	1999

U.S. Treasury and U.S. Government agencies	$59,982	$59,859

Corporate debt securities	4,513	188

Mortgage-backed securities	25,948	29,731

Obligations of states and political subdivisions	22,917	22,735

Total debt securities	113,360	112,513

Equity securities	14,401	4,308

TOTALS	$127,761	$116,821

      Net unrealized gains (losses) for securities available for sale at December 31, 2000 and 1999 are summarized below:

	(In Thousands of Dollars)
			NET
			UNREALIZED
	UNREALIZED	UNREALIZED	GAINS
December 31, 2000	GAINS	LOSSES	(LOSSES)

U.S. Treasury and U.S. Government agencies	$705	$(325)	$380

Corporate debt securities	87	(24)	63

Mortgage-backed securities	170	(161)	9

Obligations of states and political subdivisions	225	(179)	46

Total debt securities	1,187	(689)	498

Equity securities	111	(45)	66

TOTALS	$1,298	$(734)	$564

December 31, 1999

U.S. Treasury and U.S. Government agencies	$52	$(891)	$(839)

Corporate debt securities	0	(7)	(7)

Mortgage-backed securities	29	(631)	(602)

Obligations of states and political subdivisions	42	(1,168)	(1,126)

Total debt securities	123	(2,697)	(2,574)

Equity securities	245	0	245

TOTALS	$368	$(2,697)	$(2,329)

      The fair value and amortized cost of debt securities available for sale by contractual maturities at December 31, 2000 are summarized below. Mortgage-backed securities are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral. For purposes of the maturity table, mortgage-backed seccurities have been allocated over the maturity groupings based on the final maturities of the securities. These securities may mature earlier than their final maturities because of principal prepayments.

	(In Thousands of Dollars)
	FAIR	AMORTIZED
	VALUE	COST

Due in 1 year or less	$15,080	$15,123

Due after one year through five years	48,158	47,469

Due after five years through ten years	8,008	7,928

Due after ten years	42,114	42,342

TOTALS	$113,360	$112,862

      Securities with a carrying value of $68 million at December 31, 2000 and $67 million at December 31, 1999 were pledged to secure deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

NOTE D — LOANS

      Following is a summary of loans:

	(In Thousands of Dollars)
December 31,	2000	1999

Real Estate – Mortgage	$268,320	$257,969

Installment Loans to Individuals	162,675	154,420

Commercial, Financial and Agricultural	17,916	17,710

Subtotal	448,911	430,099

Net origination and deferred loan fees	1,800	1,654

TOTAL LOANS	$450,711	$431,753

      Nonperforming loans have not been separately classified because such loans are not material compared to total loans and nonaccrued interest is not material in relation to net income.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements

      Certain directors, executive officers and associates of such persons were loan customers during 2000. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than a normal risk of collection. Following is an analysis of the amount of loans in which the aggregate of the loans to any such person exceeded $60 thousand during 2000:

(In Thousands of Dollars)
Total loans at December 31, 1999	$1,077

New loans	767

Repayments	(416)

Total loans at December 31, 2000	$1,428

NOTE E — ALLOWANCE FOR CREDIT LOSSES

      Following is an analysis of changes in the allowance for credit losses for the years ended December 31:

	(In Thousands of Dollars)
	2000	1999	1998

Balance at beginning of year	$5,778	$5,492	$5,107

Additions:

Provision for credit losses	865	1,810	3,107

Recoveries on loans previously charged off	1,115	519	406

TOTAL ADDITIONS	7,758	7,821	8,620

Credits charged off	(1,643)	(2,043)	(3,128)

Balance at end of year	$6,115	$5,778	$5,492

      The allowance for federal income tax purposes amounted to $1.8 million at December 31, 2000 which is $4.315 million less than the allowance for financial accounting purposes.

NOTE F — PREMISES AND EQUIPMENT

      Following is a summary of premises and equipment:

	(In Thousands of Dollars)
December 31,	2000	1999

Land	$2,665	$2,672

Premises	11,416	11,742

Equipment	5,658	7,897

Leasehold Improvements	195	192

	19,934	22,503

Less accumulated depreciation	(7,385)	(9,501)

NET BOOK VALUE	$12,549	$13,002

      Depreciation expense was $864 thousand for the year ended December 31, 2000, $727 thousand for 1999 and $736 thousand for 1998.

NOTE G — INTEREST-BEARING DEPOSITS

      Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2000:

(In Thousands of Dollars)
2001	$149,521

2002	37,105

2003	4,260

2004	2,330

2005 and thereafter	10,307

TOTAL	$203,523

      Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities as of December 31, 2000:

		(In Thousands of Dollars)
Three months or less		$17,510

Three to six months		11,102

Six to twelve months		12,214

Over twelve months		9,995

	TOTAL	$50,821

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements

NOTE H — SECURITIES SOLD UNDER REPURCHASE
AGREEMENTS AND UNUSED LINES OF CREDIT

      The bank subsidiary enters into sales of securities under repurchase agreements (reverse repurchase agreements). The securities, although held in safekeeping outside the bank subsidiary, were under the bank subsidiary’s control. The outstanding balances and related information are summarized as follows:

		(In Thousands of Dollars)
		2000		1999

Book value including accrued interest	$	47,904	$	48,415

Market value		47,455		47,593

Maximum month end balance during the year		43,084		39,432

Average balance during the year		39,705		35,140

Average year end interest rate		5.42%		4.30%

Average interest rate during the year		5.08%		3.98%

      The bank subsidiary has access to borrowing facilities at the Federal Home Loan Bank, which totaled $63.672 million at December 31, 2000.

NOTE I — FEDERAL HOME LOAN BANK ADVANCES

      Federal Home Loan Bank advances at December 31, 2000 are secured by a blanket pledge of residential mortgage loans totaling $54.469 million and the Bank’s investment in FHLB stock.

	December 31,
	2000		1999

		Weighted		Weighted
		Average		Average
(In Thousands of Dollars)	Amount	Rate	Amount	Rate

Fixed-rate advances	$39,559	6.64%	$12,490	6.42%

Variable-rate advances	4,016	5.38%	6,446	5.42%

Total advances	$43,575	6.52%	$18,936	6.08%

      Scheduled repayments of FHLB advances are as follows:

Maturing in:	(In Thousands of Dollars)
2001	$18,467

2002	14,503

2003	2,464

2004	1,266

2005	1,050

Later years	5,825

TOTAL	$43,575

NOTE J — COMMITMENTS AND CONTINGENT LIABILITIES

      The bank subsidiary utilizes equipment and leases a branch location under a noncancelable operating lease extending to 2004. Rental expense charged to operations totaled $36 thousand for 2000, $36 thousand for 1999 and $82 thousand for 1998. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2000:

Year ending:		(In Thousands of Dollars)
December 31, 2001		$36

December 31, 2002		36

December 31, 2003		36

December 31, 2004		30

	TOTAL	$138

      The bank subsidiary is required to maintain noninterest-bearing reserve balances with the Federal Reserve Bank. The average reserve balance was $12.489 million in 2000 and $11.552 million in 1999.

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

      The bank subsidiary’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The bank subsidiary uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	(In Thousands of Dollars)
CONTRACT OR NOTIONAL AMOUNT	2000		1999

Financial instruments whose contract amounts represent credit risk:

Commitments to extend credit	$	42,250	$	43,433

Standby letters of credit and financial guarantees written	$	742	$	1,274

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The bank subsidiary evaluates customers creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank subsidiary upon extension of credit, is based on management’s credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income producing commercial properties.

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

      Most of the bank subsidiary’s business activity is with a diversified customer base located within Mahoning, Trumbull and Columbiana Counties in Ohio. The concentrations of credit by type of loan are presented in Note D.

NOTE K — STOCKHOLDERS EQUITY

      In December 1998, the Board of Directors adopted an incentive stock option plan for the Directors, officers and employees which was approved by stockholders at their annual meeting on March 25, 1999. An aggregate of 375,000 common shares were reserved for future issuance under the plan. The incentive stock options have expiration terms of ten years subject to certain extensions and early terminations. The per share exercise price of an incentive stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the incentive stock option is granted. At December 31, 2000, no options were outstanding. Stock options exercised in 2000 and 1999 were from the stock option plan of Security Financial Corp., which terminated upon the merger with the company.

      The company accounts for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No.25, “Accounting for Stock Issued to Employees” and related interpretations, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As options are granted, the Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No.123.

NOTE L — REGULATORY MATTERS

      The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 2000, the bank subsidiary had $16.26 million of retained earnings available for distribution and $26.55 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency.

      The bank subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the bank subsidiary’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank subsidiary must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The bank subsidiary’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the bank subsidiary meets all capital adequacy requirements to which it is subject.

      As of December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency categorized the bank subsidiary as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s capital category.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements

      The following table reflects various measures of capital at year-end:

	(In Thousands of Dollars)
			Requirement		To be "Well Capitalized"
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes:		Action Provisions:
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2000

Total Capital (to Risk-Weighted Assets)	$72,895	16.73%	$34,858	8.00%	$43,572	10.00%

Tier I Capital (to Risk-Weighted Assets)	$67,440	15.48%	$17,429	4.00%	$26,143	6.00%

Tier I Capital (to Average Assets)	$67,440	10.88%	$24,792	4.00%	$30,990	5.00%

As of December 31, 1999

Total Capital (to Risk-Weighted Assets)	$67,273	16.45%	$32,711	8.00%	$40,888	10.00%

Tier I Capital (to Risk-Weighted Assets)	$62,154	15.20%	$16,355	4.00%	$24,533	6.00%

Tier I Capital (to Average Assets)	$62,154	10.43%	$23,831	4.00%	$29,788	5.00%

NOTE M — RETIREMENT PLAN

      The company has a qualified 401(k) deferred compensation, noncontributory Retirement Savings Plan. All employees of the bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation, not to exceed 15%, pursuant to section 401(k) of the Internal Revenue Code. The company matches a percentage of the participants’ voluntary contributions up to 6% of gross wages.

      In addition, at the discretion of the Board of Directors, the company may make an additional profit sharing contribution to the plan. Total contributions were $386 thousand, $362 thousand and $304 thousand for the years ended December 31, 2000, 1999 and 1998, respectively. These contributions include the cost of Security Dollar Bank’s retirement plan, which is in the process of being merged into the company’s plan.

NOTE N — FEDERAL INCOME TAXES

      The provision for income taxes (credit) consists of the following:

Years ended December 31	2000	1999	1998

Current	$2,733	$2,814	$2,351

Deferred	(85)	(119)	(32)

TOTALS	$2,648	$2,695	$2,319

      Following is a reconciliation between federal income taxes at statutory rates and acutal taxes based on income before federal income taxes:

Years ended
December 31	2000		1999		1998

		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Statutory tax	$2,938	35%	$3,091	35%	$2,655	35%

Effect of nontaxable interest	(378)	(4)	(404)	(5)	(341)	(4)

Other	88	1	8	0	5	0

ACTUAL TAX	$2,648	32%	$2,695	30%	$2,319	31%

      Deferred taxes (credit) result from certain temporary differences in the recognition of income and expenses for financial reporting and income tax purposes. The sources and tax effects of significant temporary differences are as follows:

Years ended December 31	2000	1999	1998

Depreciation	$(43)	$0	$7

Provision for credit losses	(115)	(52)	6

Deferred loan fees and origination costs	(53)	(63)	(45)

Federal Home Loan Bank dividends	71	61	32

Deferred compensation	(16)	(11)	(87)

Other	71	(54)	55

TOTALS	$(85)	$(119)	$(32)

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements

      Deferred tax liabilities (assets) are comprised of the following at December 31:

	2000	1999

Deferred tax assets:

Allowance for credit losses	$(1,454)	$(1,339)

Mark-to-market adjustment - securities available for sale	0	(792

Deferred compensation	(261)	(234

Other	(35)	(84)

Gross deferred tax assets	$(1,750)	$(2,449)

Deferred tax liabilities:

Depreciation	462	532

Mark-to-market adjustment securities available for sale	192	0

Federal Home Bank dividends	275	203

Deferred loan fees	165	246

Other	124	37

Gross deferred tax liabilities	1,218	1,018

NET DEFERRED TAX ASSET	$(532)	$(1,431)

      No valuation allowance for deferred tax assets was recorded at December 31, 2000 and 1999. Federal income taxes (benefit) applicable to investment securities gains (losses) in 2000 and 1999 were $ 12 thousand and $ (1) thousand, respectively. Federal income taxes (benefit) applicable to other comprehensive income were $ 600 thousand, $ (1.061) million and $ (5) thousand for 2000, 1999 and 1998, respectively.

NOTE O — DISCLOSURE ABOUT FAIR VALUE
OF FINANCIAL INSTRUMENTS

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2000:

Cash and cash equivalents:

      The carrying amounts in the consolidated balance sheets of cash and cash equivalents approximates their fair value.

Long-term interest bearing deposits:

      The carrying amount is a reasonable estimate of fair value.

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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements

      The estimated fair values of the company’s financial instruments as of December 31, 2000 and 1999 are as follows:

	(In Thousands of Dollars)
	2000		1999

	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets:

Cash and cash equivalents	$34,708	$34,708	$41,026	$41,026

Investment securities:

Available for sale	127,761	127,914	116,821	117,153

Loans — Net	444,596	442,569	425,975	427,268

Long-term interest bearing deposits	99	99	199	199

Accrued interest receivable	4,040	4,040	3,450	3,450

TOTAL FINANCIAL ASSETS	$611,204	$609,330	$587,471	$589,096

Financial liabilities:

Deposits	$468,336	$469,602	$476,829	$477,914

Securities sold under repurchase agreements	39,099	39,099	37,417	37,417

Federal Home Loan Bank advances	43,575	43,776	18,936	17,710

Accrued interest payable	1,552	1,552	1,250	1,250

TOTAL FINANCIAL LIABILITIES	$552,562	$554,029	$534,432	$534,291

Unrecognized financial instruments:

Commitments to extend credit	$42,250	$42,250	$43,433	$43,433

Standby letters of redit and financial guarantees	742	742	1,274	1,274

NOTE P — CONDENSED FINANCIAL INFORMATION

      Below is condensed financial information of Farmers National Banc Corp. (parent company only). In this information, the parent’s investment in bank subsidiary is stated at cost plus equity in undistributed earnings of the subsidiary since acquisition. This information should be read in conjunction with the consolidated financial statements and related notes.

	(In Thousands of Dollars)
	December 31, 2000	December 31, 1999

BALANCE SHEETS

Assets:

Cash	$1,265	$1,051

Investment in bank subsidiary	68,117	62,124

Securities available for sale	1,800	4,187

Other securities	395	256

Interest-bearing deposit in other banks	0	100

Other	120	61

	$71,697	$67,779

Liabilities:

Accounts payable	$1,163	$663

Stockholders equity:

Common stock	49,451	45,155

Retained earnings	22,226	22,709

Unrealized appreciation (depreciation) of available for sale securities, net of applicable income taxes	73	(656)

Treasury stock, at cost; 87,835 shares in 2000 and 4,976 shares in 1999	(1,216)	(92)

TOTAL STOCKHOLDERS EQUITY	70,534	67,116

	$71,697	$67,779

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Notes to Consolidated Financial Statements

STATEMENTS OF INCOME	(In Thousands of Dollars)
Years ended	December 31, 2000	December 31, 1999	December 31, 1998

Income:

Equity in net income of subsidiary	$5,388	$5,973	$5,097

Dividends from subsidiary bank	1,140	125	125

Interest and dividends on securities	188	221	223

Investment security gains	72	0	0

TOTAL INCOME	6,788	6,319	5,445

Other expenses	(1,063)	(183)	(177)

Income tax benefit	23	23	0

NET INCOME	$5,748	$6,159	$5,268

STATEMENTS OF CASH FLOWS	(In Thousands of Dollars)
Years ended	December 31, 2000	December 31, 1999	December 31, 1998

Cash flows from operating activities:

Net income	$5,748	$6,159	$5,268

Adjustments to reconcile net income to net cash provided by operating activities:

Income from subsidiary	(5,388)	(5,973)	(5,097)

Other	(78)	0	(59)

NET CASH PROVIDED BY OPERATING ACTIVITIES	282	186	112

Cash flows from investing activities:

Investment in subsidiary	0	(570)	(1,273)

Proceeds from maturities of investment securities available for sale	3,080	3,800	0

Proceeds from sales of investment securities available for sale	176	0	0

Proceeds from return of capital on other securities	3	300	0

Purchases of other securities and securities available for sale	(973)	(3,720)	(4,378)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	2,286	(190)	(5,651)

Cash flows from financing activities:

Purchase of treasury stock	(1,088)	(92)	0

Dividends paid	(4,101)	(3,747)	(3,201)

Proceeds from sale of common stock	2,835	3,782	4,049

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(2,354)	(57)	848

NET INCREASE (DECREASE) IN CASH	214	(61)	(4,691)

CASH

Beginning of year	1,051	1,112	5,803

End of year	$1,265	$1,051	$1,112

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Board of Directors

[PHOTO]

Standing, Left to Right: David C. Myers, President – Myers Equipment Corp., Joseph D. Lane, Vice President – Lane Funeral Homes, Inc., Attorney and Principal – Lane & Rusu Co. L.P.A., Edward A. Ort, President – Ort Furniture Mfg. Co., Ronald V. Wertz, CPCU, CIC, Vice President – Acordia of Ohio, Inc., Benjamin R. Brown, President and Owner of Castruction Company

Seated, Left to Right: Richard L. Calvin, Vice Chairman – Farmers National Banc Corp., Frank L. Paden, President & CEO – Farmers National Bank, President & Secretary – Farmers National Banc Corp., William D. Stewart, Chairman – Farmers National Banc Corp.

[PHOTO]
Richard L. Calvin

      After twenty-five years of dedicated and insightful service, Richard L. Calvin will retire from his position as Director and Vice Chairman of Farmers National Banc Corp. Mr. Calvin had been employed with the bank since 1961, retiring in March 1997 after thirty-five years of service to the corporation. At that time, he remained on the Board serving until this year’s Annual Meeting. Taking all into consideration, Mr. Calvin has given a total of forty years to our company.

      Richard has served on a variety of community organizations and in leadership roles throughout his tenure as a bank official. It would be hard to overstate his importance to Farmers National Bank as well as the local community. He has been an excellent mentor. We are grateful for all his contributions and his thoughtful guidance will be greatly missed by all. On behalf of the directors, officers and employees of Farmers, we wish Richard and Corrine the best of luck and good health for the future.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Officers

[PHOTO]

Standing, Left to Right: Alfred F. Ridel, Mark L. Graham, Anthony F. Peluso, Donald F. Lukas, Roy A. Jackson.
Seated, Left to Right: Frederick M. Kotheimer, Carl D. Culp, Frank L. Paden, Bradley S. Henderson, Barbara C. Fisher.

Farmers National
Banc Corp. Officers

William D. Stewart
Chairman

Richard L. Calvin
Vice Chairman

Frank L. Paden
President &
Secretary

Carl D. Culp
Executive Vice
President &
Treasurer

Donald F. Lukas
Senior Vice
President

Farmers National
Bank Officers

Frank L. Paden
President & CEO

Carl D. Culp
Executive Vice
President
Cashier & CFO

Donald F. Lukas
Senior Vice
President
Bank Systems

Mark L. Graham
Vice President
Loan Administrator

Bradley S. Henderson
Vice President
Branch Adm. &
Security

Anthony F. Peluso
Vice President
Human Resources

Alfred F. Ridel
Vice President
Consumer Loans

Daniel G. Cerroni
Assistant Vice
President
Commercial Loans

Barbara C. Fisher
Assistant Vice
President
Deposit Operations
& Marketing

Roy A. Jackson
Assistant Vice
President
Indirect Lending

Frederick M. Kotheimer
Assistant Vice
President
Loan Review

Susan E. Miller
Assistant Vice
President
Corporate Services
Administration

Phyllis A. Welton
Assistant Vice
President
Bookkeeping
Department

Larry E. White
Assistant Vice
President
Salem

Andrew A. Baird
Assistant Cashier
Data Center

Joseph E. Chapman
Assistant Cashier
Collections

Pamela J. Cleghorn
Assistant Cashier
Salem

Janine M. Cox
Assistant Cashier
Credit
Administration

Charlene K. Daughtery
Assistant Cashier
Human Resources

David E. Enterline
Assistant Cashier
Network
Administrator

Merle C. Garritano
Assistant Cashier
Loans

Geraldine J. Gbur
Assistant Cashier
Columbiana

Lynnita J. Himes
Assistant Cashier
Western Reserve

Keith A. Leonard
Assistant Cashier
Austintown

Linda M. Liston
Assistant Cashier
Compliance/CRA/BSA

Joanie F. Orr
General Ledger
Accounting Officer

Patricia C. Rosko
Assistant Cashier
Lake Milton

Robert L. Rozeski
Assistant Cashier
Leetonia

Barbara J. Sitler
Assistant Cashier
Cornersburg

Dennis S. Vitt
Assistant Cashier
Poland

Dorothy J. Weeden
Assistant Cashier
Main Office

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Locations

1. Austintown: 22 North Niles-Canfield Road • Youngstown, OH 44515 • 792-1411

2. Boardman: 102 West Western Reserve Road • Boardman, OH 44512 • 726-8896

3. Canfield, Main Office: 20 South Broad Street • Canfield, OH 44406 • 533-3341

4. Colonial Plaza: 401 East Main Street • Canfield, OH 44406 • 533-2686

5. Columbiana: 340 State Rt. 14 • Columbiana, OH 44408 • 332-1558

6. Cornersburg: 3619 S. Meridian Road • Youngstown, OH 44511 • 793-3971

7. Damascus: 29053 State Rt. 62 • Damascus, OH 44619 • 537-4004

8. Girard: 121 North State Street • Girard, OH 44420 • 545-9791

9. Lake Milton: 17817 Mahoning Avenue • Lake Milton, OH 44429 • 654-3351

10. Leetonia: 16 Walnut Street • Leetonia, OH 44431 • 427-2436

11. Mineral Ridge: 3826 South Main Street • Mineral Ridge, OH 44440 • 544-7340

12. Niles: 1 South Main Street • Niles, OH 44446 • 544-7400

13. Niles Drive Up: 170 East State Street • Niles, OH 44446 • 544-7420

14. Niles Operations Center: 51 South Main Street • Niles, OH 44446 • 544-7400

15. Niles: 5845 Youngstown-Warren Road • Niles, OH 44446 • 544-7410

16. Poland: 106 McKinley Way West • Poland, OH 44514 • 757-7508

17. Salem: 1858 East State Street • Salem, OH 44460 • 332-1558

18. Warren: 2910 Youngstown-Warren Road • Warren, OH 44484 • 369-5400

[FARMERS NATIONAL LOGO]
www.fnbcanfield.com

[PHOTOS]

Annual Meeting Notice

The annual meeting of Shareholders will be held at Colonial Catering, 429 Lisbon Street, Canfield, OH 44406, at 3:30 p.m. local time, on Thursday, March 29, 2001.

Common Stock Listing

Farmers National Banc Corp. common stock trades on the OTC Bulletin Board under the symbol FMNB. At December 31, 2000, there were 11,604,252 shares outstanding and approximately 3,585 shareholders.

Dividend Payments

Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December.

Dividend Reinvestment Plan (DRIP)

Registered shareholders can purchase additional shares of Farmers’ common stock through Farmers Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends, supplemental cash contributions not to exceed $1,000 per quarter and the safekeeping of stock certificates. To obtain our Plan prospectus, contact Susan Miller Toll Free at 1.888.988.3276 or by email at exec@fnbcanfield.com.

Direct Deposit of Cash Dividends

Shareholders have the option of having their cash dividends sent directly to their financial institution for deposit into their savings or checking account.

Stock Transfer Agent

     Farmers National Bank
     Attention: Susan Miller, AVP, Corporate
     Services Administration
     P.O. Box 555 Canfield, OH 44406
     Toll Free 1.888.988.3276

Form 10-K

A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention:

     Mr. Carl D. Culp, Treasurer
     Farmers National Banc Corp.
     20 South Broad Street, P.O. Box 555
     Canfield, OH 44406
     Toll Free 1.888.988.3276

[FARMERS NATIONAL BANC CORP. LOGO]

20 South Broad Street
P.O. Box 555
Canfield, Ohio 44406
www.fnbcanfield.com