Form 10-K, Exhibit 13
period 2001-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2002-03-22
CIK 709337

[OUTSIDE FRONT COVER]

S  I  G  N  S     O  F     U  N  I  T  Y

FARMERS NATIONAL BANC CORP.
ANNUAL REPORT 2001

[INSIDE FRONT COVER]

BUSINESS DESCRIPTION

Farmers National Banc Corp. is a one-bank holding company headquartered in Canfield, OH. Its principal subsidiary is the Farmers National Bank of Canfield. The Bank is a full service national bank engaged in commercial and retail banking with the exception of trust services. The Bank's main office is located at 20 South Broad Street, Canfield, Ohio. Business is conducted at a total of sixteen (16) offices located in the counties of Mahoning, Trumbull and Columbiana. The Bank is a member of the Federal Reserve System, subject to supervision and regulation of the Comptroller of the Currency, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

SIGNS OF UNITY

Who has not considered more directly and deeply what they must value in the aftermath of September 11, 2001?

The violence, injustice and suffering that marked that day in America will not be forgotten. But, the acts of heroism in New York, Washington D.C., and in the skies above our neighboring state of Pennsylvania will also be remembered.

In the aftermath of 9/11, we have been reawakened to the responsibilities we have to one another—including our civic responsibilities, which transform a place on the map into a place known as a community. In this year's annual report we celebrate communities Farmers is honored to serve as a locally-owned financial institution. These are places on the map where individuals and families find unity of purpose in everyday activities, from little league ball fields to town halls to volunteer fire stations.

Signs of unity, in both the literal and metaphorical sense, are everywhere throughout our Valley. They remind us that it is a community bank's privilege, as well as its obligation, to meet its civic responsibilities.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Highlights of 2001

Table of Contents
Highlights of 2001	1
President’s Letter	2
The Year in Review	3-6
Selected Financial Data	7-9
Management’s Discussion	9-17
Stock Prices and Dividends	17
Management’s Report	18
Accountant’s Report	19-33
Board of Directors	34
Officers	35

Selected Financial Data (In Thousands except Per Share Data)

For the Year	2001	2000	Percent Change
Net Income	$7,290	$5,748	26.83%
Return on Average Assets	1.14%	0.93%	22.58%
Return on Average Equity	9.88%	8.37%	18.04%
Per Share
Net Income	$0.61	$0.49 *	24.49%
Book Value	6.25	6.10	2.46%
Balances at Year-End
Assets	$656,694	$626,122	4.88%
Securities	143,575	127,761	12.38%
Net Loans	429,028	444,596	-3.50%
Deposits	503,644	468,336	7.54%
Stockholders Equity	75,718	70,833	6.90%
Shares Outstanding	12,111	11,604	4.37%
Cash Dividends	6,243	4,770	30.88%

* Restated to reflect weighted average shares outstanding adjusted for stock dividends.

[BAR GRAPH]

Net Income Per Share
$0.55	$0.46	$0.53	$0.49	$0.61

1997	1998	1999	2000	2001

[BAR GRAPH]

Net Income In Thousands
$6,060	$5,268	$6,159	$5,748	$7,290

1997	1998	1999	2000	2001

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
President’s Letter

[PHOTO]

Dear Shareholders,

     Farmers National Banc Corp. posted another year of strong financial performance in 2001 and made significant progress in the preparation for the future growth of your corporation.

     In the face of the tragic events that our nation experienced during 2001 and their impact upon what was already a challenging economic climate — the driving force of our community banking strategies kept Farmers National Banc Corp. on course to a year of exceptional performance and accomplishments.

     As the cover of this year’s Annual Report shows, the impact and support of our local communities are the strength behind our community banking philosophy and play a vital role in our success. We are equally as proud that our philosophy of community-based banking has brought success to our bank, value to our shareholders and continued prosperity to the communities we serve.

     We undertook several strategic initiatives during 2001 to expand our community banking franchise in order to better position us in the financial services industry. Overall, the final results published in the Annual Report fit well with our corporate mission statement and vision — Profitability, Growth, Strength & Safety.

     We ended 2001 with $657 million in total assets and a market capitalization of approximately $136 million. In 2001, our net income per share increased 24.5 percent to $.61 or a record $7.3 million in after tax earnings. These results represent a return on average assets (ROA) of 1.14 percent and a return on average shareholders equity (ROE) of 9.88 percent. The Corporation’s total capital was $75.7 million at December 31, 2001, representing a book value per share of $6.25.

     Farmers National Banc Corp.’s common stock closed the year at $11.25 per share, compared to 2000’s closing price of $7.13, which translates into a 57.7 percent increase in market value over those twelve months. Total cash dividends paid per share were $.53, plus our shareholders received a 2 percent stock dividend in November.

     Strategically, we planned and implemented the final computer systems integration of the Security Dollar Bank into Farmers National Bank. This conversion was completed on March 31, 2001, at which time signage was changed and the six branch offices located in Trumbull County were changed over to function and operate as branches of Farmers National Bank. At the same time, certain check processing functions were relocated from Canfield to the Niles Operations Center. Over the remainder of the year, we methodically fine-tuned these changes into a more efficient operation that contributed to the overall success that we experienced in 2001.

     I have outlined some of the other newsworthy accomplishments completed last year:

  PrimeVest Financial Services @ Farmers National Bank, the bank’s investment and insurance center continues to gain popularity and growth as this product line is now available in all of the bank’s sixteen branches.
  IMAGE ADVANTAGE is the bank’s newest technology investment that will electronically scan checks and deposits — storing these images directly onto our computer system.
  New ATMs were purchased and installed at four (4) of our Trumbull Country branches. Certain locations were re-configured to install there ATMs in drive-up lanes to better accommodate the customer traffic patterns and provide additional convenience, improved security and added services.
  Our On-Line Banking and Phone Banking products and services were expanded when we introduced Commercial Cash Management and CorporateLink Telephone. These products are designed to provide direct access to our commercial banking customer’s account via the Internet or the telephone.

     Over the next few pages, we have given you a summary of the year in review. I encourage you to take the time to review this information. After the completion of the Security Dollar transaction on December 31, 2000, our officers and employees set some high standards for 2001. It is with great pleasure that we have this opportunity to share all those results with you in this year’s Annual Report.

     The national events that took place in New York, Washington and Pennsylvania, as well as the quick changes in the economic environment, forced our management team to implement some crisis management scenarios. Our staff was able to deal with concerned customers, while management needed to make some quick decisions regarding financial and operating strategies. I am extremely proud to report that your Board of Directors, officers and all employees responded to all events in a very professional and responsible manner.

     In closing, I would like to extend my appreciation to our loyal shareholders and dedicated board members for their continued support as we move forward. I also want to salute the 300 employees of Farmers National Bank whose hard work and productivity have given us a strong community banking franchise prepared for the future. I encourage you to read this report along with the independent report issued by our accountant's in the pages that follow — and hope you have the opportunity to attend our Annual Shareholder’s Meeting in March.

      Sincerely,

      /s/ Frank L. Paden

      Frank L. Paden, President & CEO

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
The Year in Review

[BAR CHART]

Return on Average Assets
1.17%	0.96%	1.05%	0.93%	1.14%

1997	1998	1999	2000	2001

[BAR CHART]

Cash Dividends per Share
$0.29	$0.34	$0.42	$0.51	$0.53

1997	1998	1999	2000	2001

Profitability

     Net income for the year reached a record high of $7.29 million, up 26.8 percent over 2000. Excluding the one-time Security Dollar merger related expenses recognized in December 2000, the operating income for this past year increased by $551 thousand or 8.2 percent. Interest income from earning assets on a taxable equivalent basis generated $46.6 million during 2001. Total interest expense, or the cost of our interest bearing liabilities was $21 million. Net interest income for the year was $25.6 million, up 2.8 percent, or $696 thousand from last year. The net interest margin on these assets and liabilities was 4.24 percent as compared to 4.27 percent in 2000.

     The net income was $.61 per share for 2001 as compared to $.49 per share in 2000. This represents a 24.5 percent increase. When excluding the one-time merger expenses in 2000, the net income per share increased from $.58 to $.61 or 5.2 percent.

Strength in Capital

     Cash dividends paid on Farmers National Banc Corp. common stock during 2001 were $.53 per share as compared to the $.51 per share paid during 2000. This marks the sixth consecutive year that our Directors have increased the annual cash dividend. In addition, our Board declared and paid a 2% stock dividend, marking the twenty-sixth consecutive year for paying an annual stock dividend.

     Shareholder's Equity increased by 6.9 percent during 2001 up to $75.72 million at the end of the year. This strong capital position gives the Corporation 11.5 percent capital to asset ratio. As of December 31, 2001, the Corporation's Tier Risk Based Capital Ratio was 16 percent, well in excess of the minimum regulatory level of 4 percent.

     The total capital account continues to grow at a pace greater than earnings growth primarily from the strong support and participation of our shareholders in the Corporation's Dividend Reinvestment Plan. Approximately 84 percent of our registered shareholders participate in this Plan. During 2001, shareholders reinvested cash dividends of $2.3 million and made additional cash contributions of $1.1 million for a total of $3.4 million, which purchased 359,112 shares of common stock at an average weighted price of $9.47 per share.

Achieving Growth

     As of December 31, 2001, total assets for the Corporation reached a record level of $656.7 million, an increase of $30.6 million, or 4.9 percent over the totals at the end of 2000. Net loans make-up approximately 65 percent of the Corporations total assets.

     Our loan footings actually decreased by $15.2 million during 2001, with most of the reductions in the two separate categories of our loan portfolio

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
The Year in Review

The one-to-four family real estate category of our mortgage loan portfolio experienced accelerated repayments as borrowers refinanced mortgage loans to take advantage of long-term fixed rates offered through the secondary mortgage markets. The other portion of our loan portfolio that experienced some decline in balances was the indirect automobile loan category. Special rate programs offered through the automobile manufacturers captured some of that market this past year, but we were still able to originate nearly $70 million in new indirect loans through our network of local automobile dealers.

      Offsetting the decrease in loan assets, the Investment Securities Portfolio increased to $143.6 million on December 31, 2001 as compared to $127.9 million at the end of 2000. These investments, which are comprised mainly of various U.S. Governmental and State & Municipal Securities, are strategically purchased with maturities and interest rates that fit into the bank's asset/liability and interest rate models. In addition, the corporation was investing nearly $42 million in overnight Fed Funds at year end, this being up substantially from $11.4 million, in December 2000.

      On the liability side of the company's balance sheet, total deposits grew 7.5%, or $35.3 million during this past year. Lower interest rates caused a shift in deposit categories as we experienced most deposit growth to be in the tiered balance money market account category, which gives depositors more liquidity and flexibility should interest rates move upward in 2002.

[BAR GRAPH]

Total Deposits (in thousands)
$451,182	$470,435	$476,829	$468,336	$503,644

1997	1998	1999	2000	2001

Asset Quality and Risk Management

      In light of the weak economic market conditions, increase in bankruptcy petitions and higher unemployment, prudent risk management is necessary to monitor the credit quality within our loan portfolio and support the balance of our loan loss reserve account. There are three key ratios that we use to monitor our adequacy of loan loss reserve. The Allowance for Loan Losses to Total Loans was 1.48%; the percent of Allowance for Loan Losses to Non-performing Loans was 226%; and the Net Losses to Average Loans was .17%. As a comparison, these same three ratios in December 2000 were 1.36%, 458% and .12%.

      Utilizing a strategy that has been very helpful in guarding against some interest rate risk on our balance sheet, management continues to utilize loan advances from the Federal Home Loan Bank to match some fixed rate commercial real estate loans that originated during 2001. This type of transaction gives us the ability to offer attractive fixed rate terms and conditions to our commercial customers and not put the bank at great interest rate risk over the next five to ten years.

[BAR GRAPH]

Allowance for Loan Losses to Total Loans
1.32%	1.38%	1.34%	1.36%	1.48%

1997	1998	1999	2000	2001

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
The Year in Review

Enhancing Shareholder Value

      During 2001, we saw the market recognize the value in our common stock as the current market value increased from a low of $7.13 in January up to closing the year at $11.25. The corresponding graph shows the average weighted price for all shares of common stock that traded during the last five calendar quarters.

      In June 2001, our Directors reinstated our Stock Repurchase Plan. This program allows us to go to the market and re-purchase our common stock shares in open market transactions. This plan was originally started in early 2000, but was curtailed until the consummation of the Security Dollar transaction. During 2001, we have purchased shares totaling approximately $1 million at an average cost of $10.25 per share. Shares that are purchased are being treated as Treasury Stock on the corporate balance sheet. At this time, the corporation plans to continue to make purchases when appropriate and in accordance with the guidelines of our Stock Repurchase Plan.

Operational Initiatives

      All accomplishments attained in 2001 can be directly attributed to our dedicated staff of employees. Following the consummation of the Security Dollar Bank acquisition, we systematically formulated a plan to take advantages of the synergies recognized in this deal. Computer systems were converted, signs changed at branch locations, employees were trained on new policies and procedures, check processing operations were consolidated into one facility — all done in accordance with last year’s mission, “Building A Stronger Bank”. Progress on these changes were monitored and fine-tuned along the way.

      Some new products and services were introduced during this past year in all banking locations. PrimeVest Financial Services @ Farmers National Bank was expanded and is now available in all sixteen banking locations within Mahoning, Trumbull and Columbiana Counties. The products and services offered through this department include access to the retail non-traditional bank deposits such as mutual funds, annuities, equities and access to individuals for financial and estate planning. During this period of uncertainty, insecurity and apprehension, customers need to re-examine their priorities. Our mission with PrimeVest is to give our customers additional options for enhancing personal wealth and to compliment the traditional bank deposit products we have always made available for our customers.

[BAR GRAPH]

Average Weighted Price Per Share Common Stock (FMNB)
$7.89	$8.11	$9.16	$10.06	$10.79

December 2000	March 2001	June 2001	September 2001	December 2001

[BAR GRAPH]

Total Shareholders Equity (In Thousands)
$55,556	$62,018	$66,233	$70,833	$75,718

1997	1998	1999	2000	2001

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
The Year in Review

Technology

      Our Electronic Banking products were also expanded. Following the successful introduction and implementation of On-Line Banking and Phone Banking in 2000, we expanded these products to include all commercial banking customers who now have the availability to transact business, via the Internet, through our Corporate Cash Management product. In addition, corporate customers can also use the CustomerLink Phone Banking services. As with any of these types of electronic services, security and customer privacy are priorities. We have taken great measures to ensure the safety of our customers' information and guard against anyone but authorized individuals transacting and viewing financial information. The number of transactions over our On-Line and Phone Banking products continues to increase on a monthly basis. In addition, our electronic bill paying service continues to gain popularity.

      Keeping with our long-term strategic commitment regarding technology, we are very enthused about our most recent technological enhancement—IMAGE ADVANTAGE. This new investment fits well with the recent relocation of our proof and bookkeeping, item processing and statement rendering departments to the Niles Operations Center. IMAGE ADVANTAGE allow us to process all paper checks through our Operations Center and convert those paper checks to a digital format and store copies of the original documents directly onto our core processing system. Deposit customers will soon receive all their cancelled checks in a new format along with their regular monthly statement. This is a major commitment on our part as we prepare for anticipated changes in processing paper checks through the Federal Reserve Bank’s payment and check systems.

Community Reinvestment

      Farmers National Bank’s commitment to community development is evidenced by our participation in two specific programs directed at first time homeowners as well as applicants in the low-to-moderate income levels. 2001 marks the third time that Farmers National Bank has been selected to participate in The Welcome Home Program. Under this program, financial assistance is provided to qualifying applicants through a cooperative effort by and between Farmers National Bank and the Federal Home Loan of Cincinnati—helping deserving families to acquire homes. This program, along with our own Affordable Housing Program has been very successful in giving financial assistance to applicants that possibly would not have qualified for conventional mortgage loans. In addition, Farmers National Bank offers a savings program that gives incentives to potential mortgage loan applicants as a means for saving towards a down payment.

[BAR GRAPH]

Return on Average Equity
11.92%	8.99%	9.62%	8.37%	9.88%

1997	1998	1999	2000	2001

[BAR GRAPH]

Total Assets (in thousands)
$535,707	$573,695	$603,798	$626,122	$656,694

1997	1998	1999	2000	2001

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Selected Financial Data

	(In Thousands except Per Share Data)
For the Years Ending	2001	2000	1999	1998	1997

Summary of Earnings

Total Interest Income (including fees on loans)	$45,686	$45,842	$42,631	$41,884	$40,424

Total Interest Expense	21,003	21,550	18,653	19,228	18,457

Net Interest Income	24,683	24,292	23,978	22,656	21,967

Provision for Credit Losses	1,080	865	1,810	3,107	2,105

Total Other Income	3,419	2,992	2,550	2,582	2,709

Total Other Expense	16,818	18,023	15,864	14,544	13,702

Income Before Federal Income Taxes	10,204	8,396	8,854	7,587	8,869

Federal Income Taxes	2,914	2,648	2,695	2,319	2,809

NET INCOME	$7,290	$5,748	$6,159	$5,268	$6,060

Per Share Data (Note)

Net Income	$0.61	$0.49	$0.53	$0.46	$0.55

Cash Dividends Paid	0.53	0.51	0.42	0.34	0.29

Book Value at Year-End	6.25	6.10	5.91	5.74	5.34

Balances at Year-End

Total Assets	$656,694	$626,122	$603,798	$573,695	$535,707

Earning Assets	620,588	589,829	561,544	535,305	504,660

Total Deposits	503,644	468,336	476,829	470,435	451,182

Net Loans	429,028	444,596	425,975	392,065	382,416

Total Stockholder’s Equity	75,718	70,833	66,235	62,018	55,556

Average Balances

Total Assets	$637,877	$616,059	$586,562	$549,482	$516,317

Total Stockholder’s Equity	73,780	68,639	64,011	58,571	50,836

Significant Ratios

Return on Average Assets (ROA)	1.14%	0.93%	1.05%	0.96%	1.17%

Return on Average Equity (ROE)	9.88	8.37	9.62	8.99	11.92

Average Earning Assets/Average Assets	94.60	94.65	93.99	94.32	94.42

Average Equity/Average Assets	11.57	11.14	10.91	10.66	9.85

Net Loans/Deposits	85.18	94.93	89.33	83.34	84.76

Allowance for Credit Losses/Total Loans	1.48	1.36	1.34	1.38	1.32

Allowance for Credit Losses/Nonperforming Loans	226.51	458.74	292.71	201.70	146.04

Efficiency Ratio	60.08	66.14	59.80	57.63	55.53

Dividend Payout Rate	85.64	82.99	57.87	53.93	38.51

Note: Per share data has been restated for the effect of common stock dividends, splits and merger accounted for as pooling-of-interests.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Selected Financial Data

	Average Balance Sheets and Related Yields and Rates
	(In Thousands of Dollars)
Years ended December 31,	2001			2000			1999

EARNING ASSETS
	AVERAGE			AVERAGE			AVERAGE
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

Loans	$443,316	$37,052	8.36%	$438,163	$37,252	8.50%	$412,047	$35,105	8.52%

Taxable securities	105,458	6,605	6.26	104,799	6,382	6.09	103,969	5,793	5.57

Tax-exempt securities	26,776	2,022	7.55	23,462	1,764	7.52	23,136	1,710	7.39

Federal funds sold	27,864	909	3.26	16,688	1,041	6.24	12,147	603	4.96

Total earning assets	603,414	46,588	7.72	583,112	46,439	7.96	551,299	43,211	7.84

NONEARNING ASSETS

Cash and due from banks	20,379			21,289			20,745

Premises and equipment	12,615			12,823			12,999

Allowance for Loan Losses	(6,379)			(6,228)			(5,730)

Other assets	7,848			5,063			7,249

Total Assets	$637,877			$616,059			$586,562

INTEREST-BEARING LIABILITIES

Time deposits	$228,855	$12,729	5.56%	$217,979	$12,269	5.63%	$224,366	$11,893	5.30%

Savings deposits	131,906	3,493	2.65	128,006	3,834	3.00	123,219	3,355	2.72

Demand deposits	80,112	1,238	1.55	77,998	1,286	1.65	72,887	1,194	1.64

Repurchase agreements	42,287	1,605	3.80	39,705	2,020	5.09	35,152	1,399	3.98

Borrowings	30,268	1,938	6.40	32,579	2,141	6.57	14,503	812	5.60

Total Interest-Bearing Liabilities	513,428	21,003	4.09	496,267	21,550	4.34	470,127	18,653	3.97

NONINTEREST-BEARING LIABILITIES

Demand deposits	44,329			46,948			46,349

Other liabilities	6,340			4,205			6,075

Stockholder’s equity	73,780			68,639			64,011

Total Liabilities and Stockholders’ Equity	$637,877			$616,059			$586,562

Net interest income		$25,585			$24,889			$24,558

Net interest income to earning assets			4.24%			4.27%			4.45%

Fully taxable equivalent basis computed at 35% in 2001, 2000 and 1999.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

RATE AND VOLUME ANALYSIS

The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

			(In Thousands of Dollars)
	2001 change from 2000			2000 change from 1999
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Tax Equivalent Interest Income

Loans	$(200)	$429	$(629)	$2,147	$2,230	$(83)

Taxable securities	223	42	181	589	45	544

Tax-exempt securities	258	250	8	54	24	30

Federal funds sold	(132)	697	(829)	438	226	212

Total interest income	$149	$1,418	$(1,269)	$3,228	$2,525	$703

Interest Expense

Time deposits	$460	$616	$(156)	$376	$(341)	$717

Savings deposits	(341)	119	(460)	479	126	353

Demand deposits	(48)	33	(81)	92	84	8

Repurchase agreements	(415)	131	(546)	621	181	440

Borrowings	(203)	(152)	(51)	1,329	1,013	316

Total interest expense	$(547)	$747	$(1,294)	$2,897	$1,063	$1,834

Increase in tax equivalent Net Interest Income	$696	$671	$25	$331	$1,462	$(1,131)

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

Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000.

         The Corporation’s net income totaled $7.29 million during 2001, an increase of 26.83% from $5.748 million for 2000. On a per share basis, net income was $.61 for 2001 as compared to $.49 for 2000. Common comparative ratios for results of operations include the return on average assets and return on average stockholders equity. For 2001, the return on average equity was 9.88% compared to 8.37% for 2000. The return on average assets was 1.14% for 2001 and .93% for 2000.

         The Corporation’s operating earnings increased 8.18% to $7.29 million in 2001, compared to $6.739 million, after excluding an after tax non-recurring item in 2000. Stated on a per share basis, operating earnings were $.61 per share in 2001, compared to $.58 per share in 2000. The after-tax non-recurring expense in 2000, which amounted to $991 thousand, was merger related expense.

         These results of operations are the direct result of management’s concerted efforts to control expenses and increase interest from our interest bearing assets. Consistent growth in interest-bearing deposits and the effective use of those funds in the loan and investment security portfolios together with control over the bank’s general expenses have produced these results.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

Net Interest Income

         Net interest income, the principal source of the Corporation’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2001, taxable equivalent net interest income increased $696 thousand or 2.8% over 2000. Interest-earning assets averaged $603.414 million during 2001 representing a 3.48% increase over 2000.

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

         The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2001, the net interest margin, measured on a fully taxable equivalent basis was 4.24%, down slightly in comparison to 4.27% in 2000.

         Total interest income was $46.588 million for 2001, slightly higher than the $46.439 million reported for 2000. Average loans increased 1.18% during the year, but this growth was offset by a decrease in yields from 8.50% in 2000 to 8.36% in 2001. Income from securities and federal funds sold increased $349 thousand or 3.8%, however the Corporation saw its’ yields on these assets decline from 6.34% in 2000 to 5.95% in 2001. This drop in yield was offset by a 10.45% increase in average balances of investment securities and federal funds sold.

         Total interest expense amounted to $21.003 million for 2001, a 2.54% decrease from $21.550 million reported in 2000. The decrease in 2001 is primarily the result of lower rates of interest paid on deposits, repurchase agreements and borrowings. The cost of interest-bearing liabilities dropped from 4.34% in 2000 to 4.09% in 2001.

Other Income

         Total other income increased in 2001 by $427 thousand or 14.27% to $3.419 million. Most of this increase is the result of an increase in service charges on deposit products and fees from other banking products and services. Management continues to explore new products and nontraditional banking services that could increase other income in future years.

Other Expenses

         Total other expenses for 2001 decreased 6.69% or $1.205 million from 2000. Merger related expenses in 2000 amounted to $1.192 million compared to none in 2001. Management will continue to closely monitor and keep the increases in other expenses to a minimum.

Income Taxes

         Federal income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective federal income tax rate was 29% and 32% for the periods ending 2001 and 2000, respectively.

Comparison of Operating Results for the Years Ended December 31, 2000 and 1999.

         The Corporation’s net income totaled $5.748 million during 2000, a decrease of 6.67% from $6.159 million for 1999. On a per share basis, net income was $.49 for 2000 as compared to $.53 for 1999. For 2000, the return on average equity was 8.37% as compared to 9.62% for 1999. The return on average assets was .93% for 2000 and 1.05% for 1999.

         The Corporation’s operating earnings, which exclude the after-tax non-recurring items, increased 9.42% to $6.739 million in 2000, compared to $6.159 million in 1999. Stated on a per share basis, operating earnings were $.58 per share in 2000, compared to $.53 per share in 1999. The after-tax non-recurring expense, which amounted to $991 thousand, was merger related expense.

Net Interest Income

         For 2000, taxable equivalent net interest income increased $331 thousand or 1.35% over 1999. Interest-earning assets averaged $583.112 million during 2000 representing a 5.77% increase over 1999.

         For 2000, the net interest margin, measured on a fully taxable equivalent basis was 4.27% in comparison to 4.45% for 1999.

         Total interest income was $46.439 million for 2000, as compared to $43.211 million for 1999. The 7.47% increase in interest income is largely attributed to a $2.148 million or 6.12% increase in income from loans. Average loans increased 6.3% during the past year, but this growth was offset by a slight decline in the overall yield from 8.52% in 1999 to 8.50% in 2000. Income from securities and federal funds sold increased $1.08 million or 13.32%, as a result of an increase in yields in these earning assets.

         Total interest expense amounted to $21.55 million for 2000, representing a 15.53% increase from 1999. The increase in 2000 is primarily the result of a higher level of interest expense on time deposits and borrowings. The cost of time deposits increased from 5.30% in 1999 to 5.63% in 2000, while borrowing costs rose from 5.60% in 1999 to 6.57% in 2000. Total interest-bearing liabilities amounted to $496.267 million in 2000, compared to $470.127 million in 1999.

Other Income

         Total other income increased in 2000 by $442 thousand or 17.33% to $2.992 million. Most of this increase is the result of an increase in service charges on deposit products, and commissions from sales of investment and insurance products.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

Other Expenses

         Total other expenses for 2000 increased 13.61% or $2.159 million over 1999. Merger related expenses in 2000 amounted to $1.192 million compared to none in 1999. Salaries and employee benefits also increased $626 thousand or 7.59%. This increase was the result of increases in salary rates and increased staffing to handle increased volume of operations of the Bank.

Income Taxes

         The effective federal income tax rate was 32% and 30% for the periods ending 2000 and 1999, respectively.

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

         The Corporation considers the primary market exposure to be interest rate risk. Simulation analysis is used to monitor the Corporation’s exposure to changes in interest rates, and the effect of the change to net interest income. The following table shows the effect on net interest income and the net present value of equity in the event of a 200 basis point increase or decrease in market interest rates:

Changes In
Interest Rate			ALCO
(basis points)	Result		Guidelines

Net Interest

Income Change

+200		-3.08%	7.50%

- 200		2.90%	7.50%

Net Present Value

Of Equity Change

+200	-	25.22%	35.00%

- 200		33.01%	35.00%

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

         Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 2001, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 2001 amounted to $26.832 million.

         Cash flows generated from operating activities increased 18.34% to $10.78 million in 2001 compared to $9.109 million in 2000. This increase is a result of an increase in interest in fees and commissions received, as well as a decrease in cash paid to suppliers and employees. Cash flows used in investing activities decreased to $2.286 million in 2001 compared to $30.441 million in 2000. Most of this decrease is attributable to a $13.152 million decline in net loans, compared to a $20.940 million increase in the prior year. Cash flows provided from financing activities increased to $22.211 million as compared to $15.014 million in 2000. Most of this increase resulted from a $35.324 million net increase in deposits, compared to a $9.162 million decrease in the prior year. Some of the increase in deposits were used to payoff Federal Home Loan Bank borrowings, which decreased $16.743 million in 2001.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

Maturities and Sensitivities of Loans to Interest Rates

         The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated.

	(In Thousands of Dollars)
Years Ended December 31,	2001		2000		1999		1998		1997

Commercial, Financial and Agricultural	$18,856	4.3%	$17,916	4.0%	$17,710	4.1%	$21,140	5.3%	$24,182	6.2%

Real Estate — Mortgage	261,268	60.0	267,529	59.3	257,246	59.6	230,664	58.0	211,231	54.5

Installment Loans to Individuals	155,346	35.7	165,266	36.7	156,797	36.3	145,753	36.7	152,110	39.3

Total Loans	$435,470	100.0%	$450,711	100.0%	$431,753	100.0%	$397,557	100.0%	$387,523	100.0%

         The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 2001:

	(In Thousands of Dollars)
Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial, Financial and Agricultural	$5,927	$9,283	$3,646

         The amounts of commercial, financial and agricultural loans as of December 31, 2001, based on remaining scheduled repayments of principal, are shown in the following table:

	(In Thousands of Dollars)
Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$4,195	$3,536	$7,731

Fixed Rates of Interest	1,732	9,393	11,125

Total Loans	$5,927	$12,929	$18,856

Loan Portfolio

         Total net loans were $429.028 million at year-end 2001 compared to $444.596 million at year-end 2000. This represents a decrease of $15.568 million or 3.5%. Loans comprised 73.5% of the Bank’s average earning assets in 2001, compared to 75% in 2000. The product mix in the Loan Portfolio shows Commercial Loans comprising 4.3%, Real Estate Mortgage Loans (Residential and Commercial) 60% and Installment Loans to Individuals 35.7% at December 31, 2000 compared with 4%, 59.3% and 36.7%, respectively, at December 31, 2000.

         Loans contributed 81.1% of total interest income in 2001 and 81.3% in 2000. Loan yield was 8.36% in 2001, 64 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, Management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function which monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

         Installment Loans to Individuals decreased from $165.266 million on December 31, 2000 to $155.346 million on December 31, 2001 representing a 6% decrease. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 88.7% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio were $675 thousand in 2001 as compared to $166 thousand in 2000. When these net loan losses are stated as a percentage of average installment loans outstanding, the Bank reported an increase from .11% in 2000 to .42% in 2001. Recoveries on installment loan losses in 2000 were $608 thousand higher, primarily due to a favorable insurance settlement.

         Real Estate Mortgage Loans dropped to $261.268 million at December 31, 2001, a decrease of 2.3% from 2000. Most of this decrease took place in residential real estate loans. This portfolio consists of $163.938 million of 1-4 family and multi-family residential properties and $97.330 million in non-residential real estate properties, generally made within the Bank’s primary market area. The corporation originated both fixed rate and adjustable rate mortgages during 2001. Fixed rate terms are limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.

         Commercial Loans at December 31, 2001 increased 5.25% from year-end 2000 with outstanding balances of $18.856 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

Summary of Loan Loss Experience

         The following is an analysis of the allowance for loan losses for the periods indicated:

	(In Thousands of Dollars)
Years Ended December 31,	2001	2000	1999	1998	1997

Balance at Beginning of Year	$6,115	$5,778	$5,492	$5,107	$4,877

Loan Losses:

Commercial, Financial and Agricultural	(61)	(50)	(395)	(379)	(70)

Real Estate-Mortgage	(51)	(343)	(117)	(78)	(12)

Installment Loans to Individuals	(1,151)	(1,250)	(1,531)	(2,671)	(2,081)

Total Loan Losses	(1,263)	(1,643)	(2,043)	(3,128)	(2,163)

Recoveries on Previous Loan Losses:

Commercial, Financial and Agricultural	0	23	15	3	7

Real Estate-Mortgage	34	8	32	9	40

Installment Loans to Individuals	476	1,084	472	394	241

Total Recoveries	510	1,115	519	406	288

Net Loan Losses	(753)	(528)	(1,524)	(2,722)	(1,875)

Provision Charged to Operations (1)	1,080	865	1,810	3,107	2,105

Balance at End of Year	$6,442	$6,115	$5,778	5,492	$5,107

Ratio of Net Loan Losses to Average Net Loans and Leases Outstanding	0.17%	0.12%	0.37%	0.70%	0.49%

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

         Provisions charged to operations amounted to $1.08 million in 2001 and $865 thousand in 2000. The balance in the allowance for credit losses is $6.442 million or 1.48% of loans at December 31, 2001. This ratio has increased from the 1.32% reported five years ago at December 31, 1997. The allowance for credit losses as a percentage of nonperforming loans has decreased from 458.74% at December 31, 2000 to 226.51% in 2001.

         The allowance for possible credit losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of the dates indicated:

	(In Thousands of Dollars)
December 31,	2001		2000		1999		1998		1997

		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Commercial, Financial and Agricultural	$1,841	4.3%	$549	4.0%	$1,182	4.1%	$1,156	5.3%	$2,240	6.2%

Real Estate-Mortgage	1,881	60.0	2,878	59.3	1,493	59.6	1,302	58.0	905	54.5

Installment Loans to Individuals	2,720	35.7	2,688	36.7	3,103	36.3	3,034	36.7	1,962	39.3

	$6,442	100.0%	$6,115	100.0%	$5,778	100.0%	$5,492	100.0%	$5,107	100.0%

         The allocation of the allowance as shown in the table above should not be interpreted as an indication that charge-offs in 2002 will occur in the same proportions or that the allocation indicates future charge-off trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

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

Risk Elements

         The following table sets forth aggregate loans in each of the following categories for the years indicated:

	(In Thousands of Dollars)
December 31,	2001	2000	1999	1998	1997

Loans Accounted For on a Nonaccrual Basis	$1,669	$664	$1,351	$1,876	$2,784

Loans Contractually Past Due 90 Days or More as to Interest or Principal Payments (Not Included in Nonaccrual Loans Above)	1,175	669	623	847	713

Loans Considered Troubled Debt Restructuring (Not Included in Nonaccrual Loans or Contractually Past Due Above)	0	0	0	0	0

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

         As of December 31, 2001, there were no concentrations of loans exceeding 25% of total loans which are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.

         The following shows the amounts of contracted interest income and interest income reflected in income on loans accounted for on a nonaccrual basis and loans considered troubled debt restructuring for the periods indicated:

	(In Thousands of Dollars)
December 31,	2001	2000	1999	1998	1997

Gross Interest Income That Would have been Recorded if the Loans had been Current in Accordance with Their Original Terms	$50	$107	$137	$197	$295

Interest Income Included in Income on the Loans	0	4	73	44	128

Investment Securities

         The investment securities portfolio increased 12.38% or $15.814 million in 2001. Most of this increase was experienced in government agency securities, which grew $15.037 million. Mortgage-backed securities decreased $6.829 million as the Corporation experienced an increased level of paydowns as interest rates continued to fall during the year. Investments in securities of states and political subdivisions increased $7.121 million. The Corporation uses these tax-exempt municipal securities to increase investment yields and as a vehicle to lower our overall income tax rate.

         Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

         The following table shows the book value of investment securities by type of obligation at the dates indicated:

Type	(In Thousands of Dollars)
December 31,	2001	2000	1999

U.S. Treasury Securities and Government Agencies	$75,019	$59,982	$59,859

Obligations of States and Political Subdivisons	30,038	22,917	22,735

Mortgage-backed securities	19,119	25,948	29,731

Other Securities	19,399	18,914	4,496

	$143,575	$127,761	$116,821

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

         A summary of debt securities held at December 31, 2001, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

	(In Thousands of Dollars)
Type and Maturity Grouping	December 31, 2001
		Weighted
	Book	Average
	Value	Yield (1)

U.S. Treasury and U.S. Government Agency Securities:

Maturing Within One Year	$16,118	5.61%

Maturing After One Year But Within Five Years	56,276	5.23%

Maturing After Five Years But Within Ten Years	199	5.81%

Maturing After Ten Years	2,426	5.28%

Total U.S. Treasury and U.S. Government Agency Securities:	$75,019	5.32%

Mortgage-Backed Securities

Maturing Within One Year	$101	7.03%

Maturing After One Year But Within Five Years	609	7.78%

Maturing After Five Years But Within Ten Years	2,149	7.52%

Maturing After Ten Years	16,260	6.16%

Total Mortgage-Backed Securities:	$19,119	6.36%

Obligations of States and Political Subdivisions

Maturing Within One Year	$688	8.57%

Maturing After One Year But Within Five Years	3,186	7.44%

Maturing After Five Years But Within Ten Years	10,353	6.90%

Maturing After Ten Years	15,811	7.54%

Total Obligations of States and Political Subdivisions	$30,038	7.33%

Corporate Debt Securities Maturing After One Year But Within Five Years	$4,593	7.37%

     (1) The weighted average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 34% were $19.752 thousand, $79.364 thousand, $239.752 thousand and $407.644 thousand for the four ranges of maturities.

Deposits

         Deposits represent the Corporation’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation’s average total deposits increased 3.03% from $470.931 million in 2000 to $485.202 million in 2001.

Average Deposits

         The following table shows the classification of average deposits for the periods indicated:

	(In Thousands of Dollars)
Average Balances
on December 31,	2001	2000	1999

Noninterest-Bearing Demand Deposits	$44,329	$46,948	$46,349

Interest-Bearing Demand Deposits	80,112	77,998	72,887

Savings Deposits	131,906	128,006	123,219

Time Deposits	228,855	217,979	224,366

Total Average Deposits	$485,202	$470,931	$466,821

         The following shows the average rate paid on the following deposit categories for the periods indicated:

Years ended December 31,	2001	2000	1999

Interest-Bearing Demand Deposits	1.55%	1.65%	1.64%

Savings	2.65%	3.00%	2.72%

Time Deposits	5.56%	5.63%	5.30%

         The steady increase in total deposits over the years reflects managements’ efforts to continue to insure the growth of the bank and to maintain a viable banking institution. During 2001, the bank has attracted deposits due to its effort to remain competitive in the local community as to rates paid for all types of deposits, particularly in the time deposit area. The bank has been at or near the top in interest rates paid to depositors throughout most of 2001.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

Capital Resources

         The capital management function is a continuous process which consists of providing capital for both the current financial position and the anticipated future growth of the Corporation. Important to this process is internal equity generation, particularly through earnings retention. Internal capital generation is measured as the percent of return on equity multiplied by the percent of earnings retained. The return on average equity was 9.88%, 8.37% and 9.62% for 2001, 2000 and 1999, respectively. Total cash dividends declared in 2001 represented 85.64% of net income as compared to 82.99% in 2000 and 57.87% in 1999. The resulting internal equity growth percentage amounted to 1.42% in 2001 and 2000 compared to 4.05% in 1999.

         The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 2001 the bank subsidiary had $31.44 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency. The bank subsidiary is also required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2001, the bank subsidiary is required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The bank subsidiary’s actual Tier 1 and Total Capital ratios at that date were 16.24% and 17.49% respectively. The bank subsidiary’s leverage ratio at December 31, 2001 was 10.99%.

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

         The Audit Committee consists of four non-employee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; the recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Audit Committee held five meetings during 2001.

Compliance

         There are many activities in today’s banking that are subject to compliance regulations. The bank’s policies and procedures govern the way departments function and ensure fair, consistent and sound banking practices. When those policies and procedures are affected by new regulations, or regulation changes, the Compliance Department is responsible to change those policies involved, and is responsible to inform and train personnel. For example, many of the forms used in opening deposit accounts and loan accounts must subscribe to standards of format that are designed to protect and to inform the customer.

Compliance is an ongoing effort that requires continuous training. New regulations are introduced, changes to existing regulations are made, employees change positions, and new employees are hired. Assessment is made for the training needs of the bank and then clearly communicated to all appropriate bank employees through training programs. Quite often, several sessions are required to reach all persons who need training due to conflicting schedules.

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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management’s Discussion

QUARTERLY FINANCIAL DATA

	(In Thousands except Per Share Data)
Quarter Ended 2001	March 31	June 30	September 30	December 31

Total interest income	$11,492	$11,578	$11,490	$11,126

Total interest expense	5,547	5,322	5,185	4,949

Net interest income	5,945	6,256	6,305	6,177

Provision for credit losses	270	270	270	270

Non-interest income	722	882	927	888

Non-interest expense	4,028	4,141	4,177	4,472

Income before federal income taxes	2,369	2,727	2,785	2,323

Federal income taxes	688	805	776	645

Net income	$1,681	$1,922	$2,009	$1,678

Per share data:

Net income	$0.14	$0.16	$0.17	$0.14

Dividends	$0.13	$0.13	$0.13	$0.14

	(In Thousands except Per Share Data)
Quarter Ended 2000	March 31	June 30	September 30	December 31

Total interest income	$11,112	$11,403	$11,697	$11,630

Total interest expense	5,068	5,221	5,528	5,733

Net interest income	6,044	6,182	6,169	5,897

Provision for credit losses	360	360	(65)	210

Non-interest income	610	680	815	887

Non-interest expense	4,289	4,322	4,174	5,238

Income before federal income taxes	2,005	2,180	2,875	1,336

Federal income taxes	610	629	846	563

Net income	$1,395	$1,551	$2,029	$773

Per share data:

Net income	$0.12	$0.14	$0.17	$0.06

Dividends	$0.12	$0.13	$0.13	$0.13

Information as to Stock Prices and Dividends

         The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB. There are approximately seven local and/or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 2001, there were 3,617 shareholders of record of common stock.

Market and Dividend Summary

Dividend Date	High	Low	Dividend

March 2000	$14.00	$13.50	$0.12

June 2000	13.88	10.25	0.13

September 2000			2% Stock Dividend

September 2000	14.00	7.25	0.13

December 2000	9.88	7.13	0.13

March 2001	$9.00	$7.13	$0.13

June 2001	10.60	8.00	0.13

September 2001	10.50	9.70	0.13

November 2001			2% Stock Dividend

December 2001	11.75	10.06	0.14

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Management Report

January 18, 2002

INTERNAL CONTROL OVER FINANCIAL REPORTING

         Management is responsible for establishing and maintaining effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income. The system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

         There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

         Management assessed the bank’s internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions as of December 31, 2001. This assessment was based on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2001, Farmers National Banc Corp. and Subsidiary maintained effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions.

COMPLIANCE WITH LAWS AND REGULATIONS

         Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations.

         Management assessed compliance by Farmers National Banc Corp and subsidiary bank with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes the bank complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2001.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

/s/ Frank L. Paden Frank L. Paden, President and Secretary

/s/ Carl D. Culp Carl D. Culp, Executive Vice-President and Treasurer

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Independent Auditors’ Report

January 18, 2002

[HBK LOGO]
Park Place South, Suite 200
155 South Park Avenue
Warren, Ohio 44481
(330) 394-3773 PHONE
(330) 395-3713 FAX

Board of Directors
Farmers National Banc Corp.
Canfield, Ohio

Independent Auditors’ Report

         We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income and comprehensive income, stockholders equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements on our audits.

         We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers National Banc Corp. and subsidiary as of December 31, 2001 and 2000 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001 in conformity with U.S. generally accepted accounting principles.

/s/ Hill, Barth & King LLC Certified Public Accountants

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Consolidated Balance Sheets

	(In Thousands of Dollars)
December 31,	2001	2000

ASSETS

Cash and due from banks	$23,871	$23,350

Federal funds sold	41,542	11,358

TOTAL CASH AND CASH EQUIVALENTS	65,413	34,708

Long-term interest bearing deposits	0	99

Securities available for sale	143,575	127,761

Loans	435,470	450,711

Less allowance for credit losses	6,442	6,115

NET LOANS	429,028	444,596

Premises and equipment, net	13,009	12,549

Other assets	5,669	6,409

	$656,694	$626,122

LIABILITIES AND STOCKHOLDERS EQUITY

Deposits (all domestic):

Noninterest-bearing	$52,754	$48,935

Interest-bearing	450,890	419,401

TOTAL DEPOSITS	503,644	468,336

Borrowings:

U. S. Treasury interest-bearing demand note	141	1,009

Securities sold under repurchase agreements	47,444	39,099

Federal Home Loan Bank advances	26,832	43,575

TOTAL BORROWINGS	74,417	83,683

Other liabilities and deferred credits	2,915	3,270

TOTAL LIABILITIES	580,976	555,289

Stockholders Equity:

Common Stock — Authorized 25,000,000 shares; issued and outstanding 12,111,331 in 2001 and 11,604,252 in 2000	55,419	49,451

Retained earnings	20,672	22,226

Accumulated other comprehensive income	1,741	372

Treasury stock, at cost; 176,351 shares in 2001 and 87,835 shares in 2000	(2,114)	(1,216)

TOTAL STOCKHOLDERS EQUITY	75,718	70,833

	$656,694	$626,122

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Consolidated Statements of Income and Comprehensive Income

	(In Thousands except Per Share Data)
Years ended December 31,	2001	2000	1999

INTEREST INCOME

Interest and fees on loans	$37,052	$37,252	$35,105

Interest and dividends on securities:

Taxable interest	5,483	5,733	5,480

Nontaxable interest	1,334	1,167	1,129

Dividends	897	627	263

Interest-bearing deposits in other banks	11	22	51

Interest on federal funds sold	909	1,041	603

TOTAL INTEREST INCOME	45,686	45,842	42,631

INTEREST EXPENSE

Deposits	17,460	17,389	16,441

Borrowings	3,543	4,161	2,212

TOTAL INTEREST EXPENSE	21,003	21,550	18,653

NET INTEREST INCOME	24,683	24,292	23,978

Provision for credit losses	1,080	865	1,810

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	23,603	23,427	22,168

OTHER INCOME

Service charges on deposit accounts	2,098	1,857	1,789

Investment security gains (losses)	112	34	(4)

Gain on sale of mortgage loans, net	0	4	12

Brokerage income	121	210	148

Other operating income	1,088	887	605

TOTAL OTHER INCOME	3,419	2,992	2,550

	27,022	26,419	24,718

OTHER EXPENSES

Salaries and employee benefits	9,002	8,870	8,245

Net occupancy expense of premises	1,055	1,039	953

Furniture and equipment expense, including depreciation	1,261	1,179	1,102

State and local taxes	856	767	783

Merger related expense	0	1,192	0

Other operating expenses	4,644	4,976	4,781

TOTAL OTHER EXPENSES	16,818	18,023	15,864

INCOME BEFORE FEDERAL INCOME TAXES	10,204	8,396	8,854

FEDERAL INCOME TAXES	2,914	2,648	2,695

NET INCOME	7,290	5,748	6,159

OTHER COMPREHENSIVE INCOME, NET OF TAX:

Unrealized gains (losses) on securities	1,369	1,909	(2,067)

COMPREHENSIVE INCOME	$8,659	$7,657	$4,092

NET INCOME PER SHARE	$0.61	$0.49	$0.53

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

	(In Thousands of Dollars)
Years ended December 31,	2001	2000	1999

COMMON STOCK

Balance at beginning of year	$49,451	$45,155	$38,455

Stock options exercised	0	89	27

Stock dividend, including fractional shares	2,601	1,461	2,914

Common stock issued	3,367	2,746	3,759

Balance at end of year	55,419	49,451	45,155

RETAINED EARNINGS

Balance at beginning of year	22,226	22,709	23,033

Net income	7,290	5,748	6,159

Dividends declared:

$.53 cash dividends per share in 2001, $.51 in 2000 and $.42 in 1999	(6,243)	(4,770)	(3,564)

Stock dividends	(2,601)	(1,461)	(2,919)

Balance at end of year	20,672	22,226	22,709

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of year	372	(1,537)	530

Net change in unrealized appreciation (depreciation) on available for sale securities, net of income taxes	1,369	1,909	(2,067)

Balance at end of year	1,741	372	(1,537)

TREASURY STOCK, AT COST

Balance at beginning of year	(1,216)	(92)	0

Treasury shares acquired	(898)	(1,124)	(92)

Balance at end of year	(2,114)	(1,216)	(92)

TOTAL STOCKHOLDERS EQUITY AT END OF YEAR	$75,718	$70,833	$66,235

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	(In Thousands of Dollars)
Years ended December 31,	2001	2000	1999

CASH FLOWS FROM OPERATING ACTIVITIES

Interest received	$48,196	$47,373	$44,791

Fees and commissions received	3,380	2,929	2,518

Mortgage loans originated for sale	0	(205)	(316)

Proceeds from sales of mortgage loans	0	209	182

Interest paid	(21,268)	(21,249)	(18,619)

Cash paid to suppliers and employees	(16,209)	(16,927)	(15,114)

Income taxes paid	(3,319)	(3,021)	(2,549)

NET CASH PROVIDED BY OPERATING ACTIVITIES	10,780	9,109	10,893

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease in interest-bearing time deposits maturing in more than 90 days	99	100	199

Proceeds from maturities and repayments of securities available for sale	27,301	23,534	36,349

Proceeds from sales of securities available for sale	9,395	2,483	11,704

Purchases of securities available for sale	(50,924)	(34,921)	(40,340)

Net decrease (increase) in loans made to customers	13,152	(20,940)	(37,565)

Purchases of premises and equipment	(1,309)	(697)	(1,023)

NET CASH USED IN INVESTING ACTIVITIES	(2,286)	(30,441)	(30,676)

CASH FLOWS FROM FINANCING ACTIVITIES

Net increase (decrease) in deposits	35,324	(9,162)	6,394

Net increase in short-term borrowings	7,421	1,891	7,467

Net increase (decrease) in Federal Home Loan Bank Borrowings	(16,743)	24,639	13,593

Purchase of Treasury Stock	(898)	(1,088)	(92)

Dividends paid	(6,260)	(4,101)	(3,747)

Proceeds from stock options	0	89	27

Proceeds from sale of common stock	3,367	2,746	3,754

NET CASH PROVIDED BY FINANCING ACTIVITIES	22,211	15,014	27,396

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	30,705	(6,318)	7,613

CASH AND CASH EQUIVALENTS

Beginning of year	34,708	41,026	33,413

End of year	$65,413	$34,708	$41,026

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATIONS

Net income	$7,290	$5,748	$6,159

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	794	864	799

Amortization and accretion	2,158	2,242	2,039

Provision for credit losses	1,080	865	1,810

(Gain) Loss on sale of investment securities	(112)	(34)	4

Other	(430)	(575)	82

NET CASH PROVIDED BY OPERATING ACTIVITIES	$10,780	$9,109	$10,893

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

Supplemental schedule of noncash investing and financing activities:

Unrealized loss on available for sale securities	$444	$734	$2,696

Merger related transfer of equity securities to treasury stock	0	37	0

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation:

         The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, The Farmers National Bank of Canfield. All significant intercompany balances and transactions have been eliminated.

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

Intangibles:

         Purchased intangibles, primarily goodwill and core deposit value, are recorded at cost and amortized over the estimated life. Goodwill is being amortized over 15 years and the core deposit is being amortized over 8 years. Intangible amortization of $97,000 was recorded in 2001, 2000 and 1999.

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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Advertising:

         The company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2001, 2000 and 1999 was $428 thousand, $399 thousand and $417 thousand, respectively.

Per Share Amounts:

         Earnings per share are based on weighted average shares outstanding. Average shares outstanding, per share amounts and reference to number of shares in notes to consolidated financial statements have been restated to give effect to stock dividends. Weighted average shares outstanding were 11,957,538 for 2001, 11,671,753 for 2000 and 11,525,085 for 1999.

Comprehensive Income:

         Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists solely of unrealized gains and losses on securities available for sale.

New Accounting Pronouncements:

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS 137 which deferred the effective date of SFAS 133 to years beginning after June 15, 2000. This statement, which was adopted January 1, 2001, did not impact the company’s financial condition and results of operations.

         In June 2001, the FASB issued Statement No. 141 (SFAS 141), “Business Combinations.” This statement requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method, rather than the pooling-of-interests method. The adoption of this statement will only impact the company’s financial statements if it enters into a business combination.

         Also in June 2001, the FASB issued Statement No. 142 (SFAS 142), “Goodwill and Other Intangible Assets”, which addresses the accounting for such assets arising from prior and future combinations. Upon adoption of SFAS 142, goodwill arising from combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Existing goodwill and intangible assets on the company’s consolidated financial statements are recognized under Statement No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions”, and therefore are excluded from the scope of SFAS No. 142. As a result, this statement did not impact the company’s financial condition and results of operations.

NOTE B — SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2001 and 2000 are summarized as follows:

	(In Thousands of Dollars)
	2001	2000

U.S. Treasury and U.S. Government agencies	$75,019	$59,982

Corporate debt securities	4,593	4,513

Mortgage-backed securities	19,119	25,948

Obligations of states and political subdivisions	30,038	22,917

Total debt securities	128,769	113,360

Equity securities	14,806	14,401

TOTALS	$143,575	$127,761

         Net unrealized gains (losses) for securities available for sale at December 31, 2001 and 2000 are summarized below:

	(In Thousands of Dollars)
			NET
			UNREALIZED
	UNREALIZED	UNREALIZED	GAINS
December 31, 2001	GAINS	LOSSES	(LOSSES)

U.S. Treasury and U.S. Government agencies	$2,050	$(101)	$1,949

Corporate debt securities	178	(40)	138

Mortgage-backed securities	343	(43)	300

Obligations of states and political subdivisions	248	(251)	(3)

Total debt securities	2,819	(435)	2,384

Equity securities	273	(9)	264

TOTALS	$3,092	$(444)	$2,648

December 31, 2000

U.S. Treasury and U.S. Government agencies	$705	$(325)	$380

Corporate debt securities	87	(24)	63

Mortgage-backed securities	170	(161)	9

Obligations of states and political subdivisions	225	(179)	46

Total debt securities	1,187	(689)	498

Equity securities	111	(45)	66

TOTALS	$1,298	$(734)	$564

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

         The fair value and amortized cost of debt securities available for sale by contractual maturities at December 31, 2001 are summarized below. Mortgage-backed securities are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral. For purposes of the maturity table, mortgage-backed securities have been allocated over the maturity groupings based on the final maturities of the securities. These securities may mature earlier than their final maturities because of principal prepayments.

	(In Thousands of Dollars)
	FAIR	AMORTIZED
	VALUE	COST

Due in 1 year or less	$16,907	$16,604

Due after one year through five years	64,399	62,531

Due after five years through ten years	12,701	12,600

Due after ten years	34,762	34,650

TOTALS	$128,769	$126,385

         Securities with a carrying value of $77 million at December 31, 2001 and $68 million at December 31, 2000 were pledged to secure deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

NOTE C — LOANS

         Following is a summary of loans:

	(In Thousands of Dollars)
December 31,	2001	2000

Real Estate — Mortgage	$260,389	$268,320

Installment Loans to Individuals	154,470	162,675

Commercial, Financial and Agricultural	18,841	17,916

Subtotal	433,700	448,911

Net origination and deferred loan fees	1,770	1,800

TOTAL LOANS	$435,470	$450,711

         Nonperforming loans have not been separately classified because such loans are not material compared to total loans and nonaccrued interest is not material in relation to net income.

         Certain directors, executive officers and associates of such persons were loan customers during 2001. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than a normal risk of collection. Following is an analysis of the amount of loans in which the aggregate of the total loans to any such person exceeded $60 thousand during 2001:

(In Thousands of Dollars)
Total loans at December 31, 2000	$1,934

New loans	947

Repayments	(442)

Total loans at December 31, 2001	$2,439

NOTE D — ALLOWANCE FOR CREDIT LOSSES

         Following is an analysis of changes in the allowance for credit losses for the years ended December 31:

	(In Thousands of Dollars)
	2001	2000	1999

Balance at beginning of year	$6,115	$5,778	$5,492

Additions:

Provision for credit losses	1,080	865	1,810

Recoveries on loans previously charged off	510	1,115	519

TOTAL ADDITIONS	7,705	7,758	7,821

Credits charged off	(1,263)	(1,643)	(2,043)

Balance at end of year	$6,442	$6,115	$5,778

         The allowance for federal income tax purposes amounted to $1.8 million at December 31, 2001 which is $4.642 million less than the allowance for financial accounting purposes.

NOTE E — PREMISES AND EQUIPMENT

Following is a summary of premises and equipment:

	(In Thousands of Dollars)
December 31,	2001	2000

Land	$2,665	$2,665

Premises	11,476	11,416

Equipment	6,852	5,658

Leasehold Improvements	195	195

	21,188	19,934

Less accumulated depreciation	(8,179)	(7,385)

NET BOOK VALUE	$13,009	$12,549

         Depreciation expense was $794 thousand for the year ended December 31, 2001, $864 thousand for 2000 and $727 thousand for 1999.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE F — INTEREST-BEARING DEPOSITS

         Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2001:

(In Thousands of Dollars)
2002	$179,399

2003	20,473

2004	5,154

2005	9,547

2006 and thereafter	4,810

TOTAL	$219,383

         Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities as of December 31, 2001:

(In Thousands of Dollars)
Three months or less	$15,213

Three to six months	17,953

Six to twelve months	16,778

Over twelve months	7,902

TOTAL	$57,846

NOTE G — SECURITIES SOLD UNDER REPURCHASE
AGREEMENTS AND UNUSED LINES OF CREDIT

         The bank subsidiary enters into sales of securities under repurchase agreements (reverse repurchase agreements). The securities, although held in safekeeping outside the bank subsidiary, were under the bank subsidiary’s control. The outstanding balances and related information are summarized as follows:

	(In Thousands of Dollars)
	2001	2000

Book value including accrued interest	$58,545	$47,904

Market value	59,424	47,455

Maximum month end balance during the year	47,444	43,084

Average balance during the year	42,287	39,705

Average year end interest rate	3.12%	5.42%

Average interest rate during the year	3.80%	5.08%

         The bank subsidiary has access to borrowing facilities at the Federal Home Loan Bank, which totaled $68.074 million at December 31, 2001.

NOTE H — FEDERAL HOME LOAN BANK ADVANCES

         Federal Home Loan Bank advances at December 31, 2001 are secured by a blanket pledge of residential mortgage loans totaling $83.595 million and the Bank’s investment in FHLB stock.

		December 31,
	2001		2000

		Weighted		Weighted
		Average		Average
(In Thousands of Dollars)	Amount	Rate	Amount	Rate

Fixed-rate advances	$25,603	6.45%	$39,559	6.64%

Variable-rate advances	1,229	2.71%	4,016	5.38%

Total advances	$26,832	6.28%	$43,575	6.52%

         Scheduled repayments of FHLB advances are as follows:

Maturing in:	(In Thousands of Dollars)
2002	$12,306

2003	2,270

2004	2,678

2005	1,647

2006	1,512

Later years	6,419

TOTAL	$26,832

NOTE I — COMMITMENTS AND CONTINGENT LIABILITIES

         The bank subsidiary utilizes equipment and leases a branch location under a noncancelable operating lease extending to 2004. Rental expense charged to operations totaled $44 thousand for 2001, $36 thousand for 2000 and $36 thousand for 1999. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2001:

Year ending:	(In Thousands of Dollars)
December 31, 2002	$43

December 31, 2003	43

December 31, 2004	37

TOTAL	$123

         The bank subsidiary is required to maintain noninterest-bearing reserve balances with the Federal Reserve Bank. The average reserve balance was $9.602 million in 2001 and $12.489 million in 2000.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

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

	(In Thousands of Dollars)
CONTRACT OR NOTIONAL AMOUNT	2001	2000

Financial instruments whose contract amounts represent credit risk:

Commitments to extend credit	$43,251	$42,250

Standby letters of credit and financial guarantees written	$1,053	$742

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

NOTE J — STOCKHOLDERS EQUITY

         On March 30, 2001, the shareholders of the company approved a resolution which amended the company’s Restated Articles of Incorporation to increase the number of authorized shares of common stock from 12.5 million shares to 25 million shares.

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

         At December 31, 2000, no options were outstanding. Stock options exercised in 2000 and 1999 were from the stock option plan of Security Financial Corp., which terminated upon its merger with the company.

         On November 13, 2001, incentive stock options were granted for the purchase of 56,000 shares, exercisable at the market price of $11 per share. The recipients of the stock options vest over a five year period. At December 31, 2001, none of the stock options were exercisable, and all initial stock options granted remained outstanding.

         The company accounts for stock based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As options are granted, the Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No.123. The pro forma net income impact under SFAS No. 123 is not material in 2001.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE K — REGULATORY MATTERS

         The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 2001, the bank subsidiary had $14.66 million of retained earnings available for distribution and $31.44 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency.

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

         Quantitative measures established by regulation to ensure capital adequacy require the bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the bank subsidiary meets all capital adequacy requirements to which it is subject.

         As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the bank subsidiary as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s capital category.

         The following table reflects various measures of capital at year-end:

	(In Thousands of Dollars)
			Requirement		To be "Well Capitalized"
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes:		Action Provisions:

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2001

Total Capital (to Risk-Weighted Assets)	$76,290	17.49%	$34,888	8.00%	$43,609	10.00%

Tier I Capital (to Risk-Weighted Assets)	$70,827	16.24%	$17,444	4.00%	$26,166	6.00%

Tier I Capital (to Average Assets)	$70,827	10.99%	$25,778	4.00%	$32,223	5.00%

As of December 31, 2000

Total Capital (to Risk-Weighted Assets)	$72,895	16.73%	$34,858	8.00%	$43,572	10.00%

Tier I Capital (to Risk-Weighted Assets)	$67,440	15.48%	$17,429	4.00%	$26,143	6.00%

Tier I Capital (to Average Assets)	$67,440	10.88%	$24,792	4.00%	$30,990	5.00%

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE L — RETIREMENT PLAN

         The company has a qualified 401(k) deferred compensation, noncontributory Retirement Savings Plan. All employees of the bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation, not to exceed 15%, pursuant to section 401(k) of the Internal Revenue Code. The company matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the company may make an additional profit sharing contribution to the plan. Total contributions were $390 thousand, $386 thousand and $362 thousand for the years ended December 31, 2001, 2000 and 1999, respectively. In 2000 and 1999, these contributions included the cost of Security Dollar Bank’s retirement plan, which was merged into the company’s plan.

NOTE M — FEDERAL INCOME TAXES

         The provision for income taxes (credit) consists of the following:

	(In Thousands of Dollars)
Years ended December 31,	2001	2000	1999

Current	$3,105	$2,733	$2,814

Deferred	(191)	(85)	(119)

TOTALS	$2,914	$2,648	$2,695

         Following is a reconciliation between federal income taxes at statutory rates and actual taxes based on income before federal income taxes:

Years ended	(In Thousands of Dollars)
December 31,	2001		2000		1999

		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Statutory tax	$3,571	35%	$2,938	35%	$3,091	35%

Effect of nontaxable interest	(548)	(5)	(378)	(4)	(404)	(5)

Other	109	1	88	1	8	0

ACTUAL TAX	$2,914	29%	$2,648	32%	$2,695	30%

         Deferred taxes (credit) result from certain temporary differences in the recognition of income and expenses for financial reporting and income tax purposes. The sources and tax effects of significant temporary differences are as follows:

	(In Thousands of Dollars)
Years ended December 31,	2001	2000	1999

Depreciation	$105	$(43)	$0

Provision for credit losses	(173)	(115)	(52)

Deferred loan fees and origination costs	(179)	(53)	(63)

Federal Home Loan Bank dividends	75	71	61

Deferred compensation	11	(16)	(11)

Other	(30)	71	54

TOTALS	$(191)	$(85)	$(119)

Deferred tax liabilities (assets) are comprised of the following at December 31:

	(In Thousands of Dollars)
	2001	2000

Deferred tax assets:

Allowance for credit losses	$(1,461)	$(1,454)

Deferred compensation	(250)	(261)

Other	(55)	(35)

Gross deferred tax assets	$(1,766)	$(1,750)

Deferred tax liabilities:

Depreciation	567	462

Mark-to-market adjustment securities available for sale	907	192

Federal Home Loan Bank dividends	349	275

Deferred loan fees	0	165

Other	36	124

Gross deferred tax liabilities	1,859	1,218

NET DEFERRED TAX (ASSET) LIABILITY	$93	$(532)

         No valuation allowance for deferred tax assets was recorded at December 31, 2001 and 2000. Federal income taxes (benefit) applicable to investment securities gains in 2001 and 2000 were $38 thousand and $12 thousand, respectively. Federal income taxes (benefit) applicable to other comprehensive income were $715 thousand, $984 thousand and $(1.061) million for 2001, 2000 and 1999, respectively.

NOTE N — DISCLOSURE ABOUT FAIR VALUE
OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2001:

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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

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

Commitments to extend credit, standby letters of credit and financial guarantees written:

         The fair value of commitments is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter-parties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counter-parties at the reporting date.

         The estimated fair values of the company’s financial instruments as of December 31, 2001 and 2000 are as follows:

	(In Thousands of Dollars)
	2001		2000

	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets:

Cash and cash equivalents	$65,413	$65,413	$34,708	$34,708

Investment securities:

Available for sale	143,575	144,007	127,761	127,914

Loans — Net	429,028	453,748	444,596	442,569

Long-term interest bearing deposits	0	0	99	99

Accrued interest receivable	3,637	3,637	4,040	4,040

TOTAL FINANCIAL ASSETS	$641,653	$666,805	$611,204	$609,330

Financial liabilities:

Deposits	$503,644	$507,664	$468,336	$469,602

Securities sold under repurchase agreements	47,444	47,444	39,099	39,099

Federal Home Loan Bank advances	26,832	28,993	43,575	43,776

Accrued interest payable	1,287	1,287	1,552	1,552

TOTAL FINANCIAL LIABILITIES	$579,207	$585,388	$552,562	$554,029

Unrecognized financial instruments:

Commitments to extend credit	$43,251	$43,251	$42,250	$42,250

Standby letters of credit and financial guarantees	1,053	1,053	742	742

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

NOTE O — CONDENSED FINANCIAL INFORMATION

         Below is condensed financial information of Farmers National Banc Corp. (parent company only). In this information, the parent’s investment in bank subsidiary is stated at cost plus equity in undistributed earnings of the subsidiary since acquisition. This information should be read in conjunction with the consolidated financial statements and related notes.

	(In Thousands of Dollars)
	December 31, 2001	December 31, 2000

BALANCE SHEETS

Assets:

Cash	$1,858	$1,265

Investment in bank subsidiary	71,416	68,117

Securities available for sale	1,699	1,800

Other securities	561	395

Other	41	120

	$75,575	$71,697

Liabilities:

Accounts payable	$1,417	$1,163

Stockholders equity:

Common stock	55,419	49,451

Retained earnings	20,672	22,226

Unrealized appreciation of available for sale securities, net of applicable income taxes	181	73

Treasury stock, at cost; 176,351 shares in 2001 and 87,835 shares in 2000	(2,114)	(1,216)

TOTAL STOCKHOLDERS EQUITY	74,158	70,534

	$75,575	$71,697

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Notes to Consolidated Financial Statements

STATEMENTS OF INCOME	(In Thousands of Dollars)
Years ended	December 31, 2001	December 31, 2000	December 31, 1999

Income:

Equity in net income of subsidiary	$3,298	$5,388	$5,973

Dividends from subsidiary bank	4,099	1,140	125

Interest and dividends on securities	103	188	221

Investment security gains	0	72	0

TOTAL INCOME	7,500	6,788	6,319

Other expenses	(210)	(1,063)	(183)

Income tax benefit	0	23	23

NET INCOME	$7,290	$5,748	$6,159

STATEMENTS OF CASH FLOWS	(In Thousands of Dollars)
Years ended	December 31, 2001	December 31, 2000	December 31, 1999

Cash flows from operating activities:

Net income	$7,290	$5,748	$6,159

Adjustments to reconcile net income to net cash provided by operating activities:

Income from subsidiary	(3,298)	(5,388)	(5,973)

Other	263	(78)	0

NET CASH PROVIDED BY OPERATING ACTIVITIES	4,255	282	186

Cash flows from investing activities:

Investment in subsidiary	0	0	(570)

Proceeds from maturities of investment securities available for sale	1,800	3,080	3,800

Proceeds from sales of investment securities available for sale	0	176	0

Proceeds from return of capital on other securities	0	3	300

Purchases of other securities and securities available for sale	(1,671)	(973)	(3,720)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	129	2,286	(190)

Cash flows from financing activities:

Purchase of treasury stock	(898)	(1,088)	(92)

Dividends paid	(6,260)	(4,101)	(3,747)

Proceeds from sale of common stock	3,367	2,835	3,782

NET CASH USED IN FINANCING ACTIVITIES	(3,791)	(2,354)	(57)

NET INCREASE (DECREASE) IN CASH	593	214	(61)

CASH

Beginning of year	1,265	1,051	1,112

End of year	$1,858	$1,265	$1,051

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

BOARD OF DIRECTORS

Photo of executives

Annual Meeting Notice

The annual meeting of Shareholders will be held at Kenneth F. McMahon Hall at the Mill Creek MetroParks Experimental & Educational Building at 7574 Columbiana-Canfield Rd., Canfield, OH 44406, at 3:30 p.m. local time, on Thursday, March 28, 2002.

Common Stock Listing

Farmers National Banc Corp. common stock trades on the OIC Bulletin Board under the symbol FMNB.OB. At December 31, 2001, there were 12,100,000 shares outstanding and approximately 3,600 shareholders.

Dividend Payments

Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December.

Dividend Reinvestment Plan (DRIP)

Registered shareholders can purchase additional shares of Farmers’ common stock through Farmers Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends, supplemental cash contributions, not to exceed $1,000 per quarter and the safekeeping of stock certificates. To obtain our Plan prospectus, contact Susan Miller at Toll Free 1-888-988-3276 or email exec@fnbcanfield.com.

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
   P.O. Box 555 Canfield, OH 44406
   Toll Free 1.888.988.3276

Form 10-K

A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention:
   Mr. Carl D. Culp, Treasurer
   Farmers National Banc Corp.
   20 South Broad Street, P.O. Box 555
   Canfield, OH 44406
   Toll Free 1.888.988.3276

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Officers
35

Farmers National
Banc Corp. Officers

William D. Stewart
Chairman

Frank L. Paden
President & Secretary

Carl D. Culp
Executive Vice President & Treasurer

Donald F. Lukas
Senior Vice President

Farmers National
Bank Officers

Frank L. Paden
President & CEO

Carl D. Culp
Executive Vice President
Cashier & CFO

Donald F. Lukas
Senior Vice President
Bank Systems

Mark L. Graham
Vice President
Loan Administrator

Bradley S. Henderson
Vice President
Branch Adm. & Security

Anthony F. Peluso
Vice President
Human Resources

Barbara C. Fisher
Vice President
Deposit Operations & Marketing

Fremont J. Camerino
Vice President
Niles

Daniel G. Cerroni
Vice President
Niles

Joseph E. Chapman
Vice President
Niles

Richard G. Ferraro
Vice President
Niles

Thomas G. Hatthorn
Vice President
Niles

Roy A. Jackson
Vice President
Indirect Lending

Frederick M. Kotheimer
Vice President
Loan Review

Kevin T. Lamar
Vice President
Niles

Paul D. Rhodes
Vice President
Niles

Alfred F. Ridel
Vice President
Consumer Loans

James G. Swift
Vice President
Niles Operations Center

Robert E. True
Vice President
Niles

Larry E. White
Vice President
Salem

Keith A. Leonard
Assistant Vice President
Austintown

Richard R. Lytle
Assistant Vice President
Youngstown Rd.

Susan E. Miller
Assistant Vice President
Corporate Services Administration

Mary Jane Naples
Assistant Vice President
Niles Operations Center

Phyllis A. Welton
Assistant Vice President
Niles Operation Center

Andrew A. Baird
Assistant Cashier
Canfield Data Center

Pamela J. Cleghorn
Assistant Cashier
Niles

Matthew W. Close
Assistant Cashier
Damascus

Janine E. Cox
Assistant Cashier
Credit Administration

Charlene K. Daugherty
Assistant Cashier
Human Resources

David E. Enterline
Assistant Cashier
Network Administrator

Merle C. Garritano
Assistant Cashier
Canfield

Geraldine J. Gbur Polas
Assistant Cashier
Columbiana

Lynnita J. Himes
Assistant Cashier
Western Reserve

Linda M. Liston
Assistant Cashier
Compliance/CRA/BSA

Diane C. Moran
Assistant Cashier
Girard

Rob L. Mort
Corporate Acct. Officer
Canfield

Joanie F. Orr
General Ledger
Accounting Officer

Patricia C. Rosko
Assistant Cashier
Lake Milton

Robert L. Rozeski
Assistant Cashier
Leetonia

Barbara L. Sitler
Assistant Cashier
Cornersburg

Deborah N. Testa
Assistant Cashier
Eastwood

Dennis S. Vitt
Assistant Cashier
Poland

Dorothy J. Weeden
Assistant Cashier
Canfield

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
BRANCH LOCATIONS

[MAP GRAPHIC]

AUSTINTOWN 22 North Niles-Canfield Road • Youngstown, OH 44515 • 330-792-1411

BOARDMAN 102 West Western Reserve Road • Boardman, OH 44512 • 330-726-8896

CANFIELD, MAIN OFFICE 20 South Broad Street • Canfield, OH 44406 • 330-533-3341

COLONIAL PLAZA 401 East Main Street • Canfield, OH 44406 • 330-533-2686

COLUMBIANA 340 State Rt. 14 • Columbiana, OH 44408 • 330-482-1974

CORNERSBURG 3619 S. Meridian Road • Youngstown, OH 44511 • 330-793-3971

DAMASCUS 29053 State Rt. 62 • Damascus, OH 44619 • 330-537-4004

GIRARD 121 North State Street • Girard, OH 44420 • 330-545-9791

LAKE MILTON 17817 Mahoning Avenue • Lake Milton, OH 44429 • 330-654-3351

LEETONIA 16 Walnut Street • Leetonia, OH 44431 • 330-427-2436

MINERAL RIDGE 3826 South Main Street • Mineral Ridge, OH 44440 • 330-544-7430

NILES 1 South Main Street • Niles, OH 44446 • 330-544-7400

NILES DRIVE UP 170 East State Street • Niles, OH 44446 • 330-544-7420

NILES OPERATIONS CENTER 51 South Main Street • Niles, OH 44446 • 330-544-7400

NILES 5845 Youngstown-Warren Road • Niles, OH 44446 • 330-544-7410

POLAND 106 McKinley Way West • Poland, OH 44514 • 330-757-7508

SALEM 1858 East State Street • Salem, OH 44460 • 330-332-1558

WARREN 2910 Youngstown-Warren Road • Warren, OH 44484 • 330-369-5400

[INSIDE BACK COVER]

[OUTSIDE BACK COVER]

[FARMERS NATIONAL BANC CORP. LOGO]

20 South Broad Street
P.O. Box 555
Canfield, Ohio 44406
www.fnbcanfield.com