Form 10-K, Exhibit 13
period 2002-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2003-03-27
CIK 709337

FARMERS NATIONAL BANC CORP.

FARMERS

ROCK SOLID SINCE 1887

FARMERS NATIONAL BANC CORP.
ANNUAL REPORT 2002

[FARMERS NATIONAL BANK LOGO}

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

BUSINESS DESCRIPTION

     Farmers National Banc Corp. is a one-bank holding company headquartered in Cannfield, OH. Its principal subsidiary is the Farmers National Bank of Canfield. The Bank is a full service national bank engaged in commercial and retail banking with the exception of trust services. The Bank’s main office is located at 20 South Broad Street, Canfield, Ohio. Business is conducted at a total of sixteen (16) offices located in the counties of Mahoning, Trumbull and Columbiana. The Bank is a member of the Federal Reserve System, subject to supervision and regulation of the Comptroller of the Currency, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law.

ROCK SOLID

     In a modern business world often characterized by companies driven toward short-term profits at the expense of long-term value, what does one make of an institution that has been in business since 1887?

Do you call that institution’s philosophy, old-fashioned?

We call it rock solid.

     Rock Solid Since 1887, the theme of Farmers National Banc Corp’s 2002 Annual Report, expresses both the longevity of your company and the solidity of its business practices and philosophy.

     The images on the front of this annual report and throughout its pages convey the rock-hewn solidity with which your company has been built over the years.

     If a business is built upon solid, common sense principles it will endure for—and serve the needs of many—generations. At the core of Farmers National Bank’s principles is our belief that a community bank thrives by keeping its focus on the best interests of the communities it serves.

     Due to this philosophy, your company begins this 21st Century with more strength and brighter prospects than when we entered the 20th Century.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
HIGHLIGHTS OF 2002

Highlights of 2002	1
President’s Letter	2-3
The Year in Review	4-6
Selected Financial Data	7-9
Management’s Discussion	9-17
Stock Prices and Dividends	17
Accountant’s Report	19-33
Board of Directors	34
Officers	35

SELECTED FINANCIAL DATA
(IN THOUSANDS EXCEPT PER SHARE DATA)

FOR THE YEAR	2002	2001		PERCENT CHANGE

Net Income	$7,934	$7,290		8.83%
Return on Average Assets	1.12%	1.14	%`	-1.75%
Return on Average Equity	10.27%	9.88%		3.95%

PER SHARE
Net Income	$0.64	$0.60	*	6.67%
Book Value	6.51	6.25		4.16%

BALANCES AT YEAR-END
Assets	$748,098	$656,694		13.92%
Securities	251,089	143,575		74.88%
Net Loans	442,914	429,028		3.24%
Deposits	588,254	503,644		16.80%
Stockholders Equity	80,952	75,718		6.91%
Shares Outstanding	12,436	12,111		2.68%
Cash Dividends	6,924	6,243		10.91%
*Restated to reflect weighted average shares outstanding adjusted for stock dividends.

1998	1999	2000	2001	2002
$0.46	$0.52	$0.48	$0.60	$0.64

NET INCOME PER SHARE

1998	1999	2000	2001	2002
$5,268	$6,159	$5,748	$7,290	$7,934

NET INCOME (IN THOUSANDS)

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
PRESIDENT’S LETTER

[PICTURE OF Frank L. Padem, President & CEO] Dear Shareholders,

     We are pleased to report that 2002 was another solid year for Farmers National Banc Corp. Our Net Income increased by 8.8 percent over the year 2001 and we grew your company internally with a 13.9 percent increase in total assets reaching a record level of $748 million.

     During the past two years, the business climate has not been one that would permit any business to conduct business “as usual”. These economic conditions have challenged our industry and, specifically, our management team and employees to remain focused and on course to another year of exceptional performance and accomplishments.

     As the cover of this year’s Annual Report shows—“Rock Solid since 1887” is most appropriate in these uncertain times. We have remained steadfast and concentrated on our community-based banking philosophy and beliefs to continue to build on our growth, our profitability and a rock solid balance sheet.

     During the course of 2002, we have moved forward with a strategic initiative that we believe will enhance shareholder value for years to come. The guiding principles that we modeled our business plan upon are to build long-term shareholder value though the effective management of risk, strive for a consistent and diversified source of income, and maintain a planned growth pattern for this company with the right formula of personal customer service mixed with superior technical support.

     We ended 2002 with $748 million in total assets and a market capitalization of approximately $180 million. In 2002, our net income per share increased 6.7 percent to $.64 or a record $7.9 million in after tax earnings. These results represent a return on average assets (ROA) of 1.12 percent and a return on average shareholders equity (ROE) of 10.27 percent. The Corporation’s total capital was $80.9 million at December 31, 2002, representing a book value per share of $6.51.

     Farmers National Banc Corp.’s common stock closed the year at $14.45 per share, compared to 2001’s closing price of $11.25, which translates into a 28.4 percent increase in market value over those twelve months. Total cash dividends paid per share were $.57 and additionally our shareholders received a 2 percent stock dividend in November.

     During this past year, Farmers National Bank, the wholly owned subsidiary of Farmers National Banc Corp. was recognized by a national ranking service. Weiss Ratings, Inc., a Florida-based rating group that evaluates the financial strength of more than 15,000 banks, insurance companies, savings and loans and brokerage firms, gave Farmers an A- rating in its annual evaluation. This superior rating gained national attention with the release of “Conquer the Crash,” a financial advice book by Robert R. Prechter Jr. The book names the top two safest banks in each state, which lists Farmers National Bank in that table for the state of Ohio—based on Weiss Ratings. Factors such as asset quality, strength in capital and liquidity are part of the equation that forms this safety ranking.

     The Youngstown/Warren Regional Chamber of Commerce also recognized Farmers in this year’s “2002 Salute to Business Awards.” 2002 marked the 115th year anniversary of Farmers National Bank’s existence. The Chamber’s award recognized the bank for its contributions to the economic growth and well being of the greater Mahoning Valley.

With growth comes expansion. Last fall we announced and started a major building project to be located on the green in Canfield. After many years of planning and the development of

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
PRESIDENT’S LETTER

a master real estate plan for our real estate holdings in Canfield, our plans will became a reality. We are in the initial construction stage of a new 20,000 square foot admin-istration/office building that will be located just south of the main banking office on Broad Street. This new facility will be separate from the main banking office and will house all administrative offices, provide meeting and training rooms, and will relocate some departmental personnel that are currently located at other locations. This project is expected to be complete later in 2003.

     Over the next few pages, we have given you a summary of the year in review along with Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please take the time to review this information along with the Independent Auditor’s Report.

     I would like to thank our customers for their continued confidence in our products and services, our employees for their dedication and hard work and our shareholders for your interest and loyal support. A special thanks to our dedicated board members for their guidance of the Corporation as we move to the next level.

     I will reaffirm our commitment to maintain the highest levels of integrity and to a work ethic that has given us a strong community banking franchise prepared for the future — allowing us to sustain the long-term value for all our shareholders. It is with great pleasure that we have this opportunity to share our 2002 results with you in this year’s Annual Report—and hope you have the opportunity to attend our Annual Shareholders Meeting in March.

   Sincerely,

   /s/ Frank L. Paden, President & CEO

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
THE YEAR IN REVIEW

PROFITABILITY

     Net income for the year reached a record high of $7.93 million, up 8.8% over 2001. Interest income from earning assets generated $44.9 million during 2002. Total interest expense, or the cost of our interest bearing liabilities was $17.3 million. Net interest income for the year was $27.7 million, up 8.2%, or $2.1 million greater last year. The net interest margin was 4.16% as compared to 4.24% in 2001. The net income was $.64 per share for 2002 as compared to $.60 per share in 2001, representing a 6.7% increase.

STRENGTH IN CAPITAL

     Shareholder’s Equity increased by 6.9% during 2002 up to $80.9 million at the end of the year. As of December 31, 2002, the Corporation had a 10.8 percent capital to asset ratio and the Corporation’s Tier I Risk Based Capital Ratio was 16%.

     The total capital continues to grow annually through earnings and from the strong support and participation of our shareholders in the Corporation’s Dividend Reinvestment Plan. Approximately 84% of our registered shareholders participate in this Plan. During 2002, participating shareholders reinvested cash dividends of $2.8 million and made additional cash contributions of $1.2 million for a total of $4.0 million, which purchased 323,828 shares of common stock at an average weighted price of $12.15 per share.

ACHIEVING GROWTH

     As of December 31, 2002, total assets of the Corporation were $748.1 million, an increase of $91.4 million, or 13.9% over the totals at the end of 2001. Net Loans, which make-up approximately 59% of the Corporation’s total assets, increased by $13.9 million or 3.2% during 2002. Most of that growth was in residential real estate loans and commercial real estate loans. The Investment/Securities Portfolio increased to $251.1 million on December 31, 2002 as compared to $143.6 million at the end of 2001. These investments, which are comprised mainly of various U.S. Government Agency and Municipal Securities, are strategically purchased with maturities and interest rates that fit into the bank’s asset/liability and interest rate models.

     Total deposits increased 16.8%, or $84.6 million during this past year. This growth was predominantly in the tiered balance money market index account category, which gives depositors more liquidity and fiexibility should interest rates move upward in 2003.

ASSET QUALITY AND RISK MANAGEMENT

     In light of the weak economic market conditions and other factors, prudent risk management is necessary to monitor the credit quality within our loan portfolio and support the balance of our loan loss reserve account. Three key ratios that we use to monitor our adequacy of loan loss reserve – the Allowance for Loan Losses to Total Loans was 1.51%; the percent of Allowance for Loan Losses to Non-performing Loans was 393%; and the Net Losses to Average Loans was .17%. As a comparison, these same three ratios in December 2001 were 1.48%, 226% and .17%.

ENHANCING SHAREHOLDER VALUE

     Cash dividends paid on Farmers National Banc Corp. common stock during 2002 were $.57 per share as compared to the $.53 per share paid during 2001. This marks the seventh consecutive year that our Directors have increased

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
THE YEAR IN REVIEW

the annual cash dividend. In addition, our Board declared and paid a 2% stock dividend, marking the twenty-seventh consecutive year for paying an annual stock dividend.

     Our common stock closed the year at $14.45 per share versus $11.25 per share in December 2001. The corresponding graph shows the average weighted price for all shares of common stock that traded during the last five calendar quarters. During 2002, through our Stock Repurchase Plan, we have re-purchased shares totaling approximately $2.8 million at an average cost of $11.79 per share. Shares purchased under this plan are being treated as Treasury Stock on the corporate balance sheet.

OPERATIONAL INITIATIVES

     Our two-year branch capital improvement project was completed during this last spring. We installed new drive-up ATMs at four of our Trumbull County offices along with some lobby remodeling and site improvements—all to enhance our customer service at those locations. Part of our annual business plan was to enhance our efforts to get our core customer base to take advantage of and increase the usage of the many products and services that we make available to them on a daily basis.

     PrimeVest Financial Services @ Farmers National Bank is now available in all sixteen banking locations within Mahoning, Trumbull and Columbiana Counties. During 2002, our gross revenue in this line of business increased by 39% over what was generated in 2001. Our mission with PrimeVest is to continue to give our customers additional options for enhancing personal wealth and to compliment the traditional bank deposit products we have always made available for our customers.

12/01	03/02	06/02	09/02	12/02
$10.79	$11.37	$11.44	$11.78	$13.19

AVERAGE WEIGHTED PRICE PER SHARE
Common Stock (FMNB)

1998	1999	2000	2001	2002
$573,695	$603,798	$626,122	$656,694	$748,098

TOTAL ASSETS
(In Thousands)

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
THE YEAR IN REVIEW

TECHNOLOGY

     Our Electronic Banking products continue to be well received by our customers. Usage of the On-Line Banking, Phone Banking and Corporate Cash Management increased by 37% during 2002. On-Line Banking products were enhanced to give the user the opportunity to view and print an imaged copy of their check directly from their home or office computers.

     Keeping with our long-term strategic commitment regarding superior technology support, in early 2002, we completed the conversion to our IMAGE ADVANTAGE product. IMAGE ADVANTAGE converts paper checks to a digital format stored on our core processing system. Deposit customers now receive all their cancelled checks in this new format along with their regular monthly statement. This was a major commitment and another step in the process to prepare for anticipated changes of processing paper checks through the Federal Reserve Bank’s payment and check systems.

COMMUNITY REINVESTMENT

     Farmers National Bank’s commitment to community development is evidenced by our participation in two specific programs directed to first-time homeowners as well as applicants in the low-to-moderate income levels. Farmers National Bank participates in The Welcome Home Program, which provides financial assistance to qualifying applicants through a cooperative effort by and between Farmers National Bank and the Federal Home Loan Bank of Cincinnati—helping deserving families to acquire homes. The bank’s own Affordable Housing Program has been very successful in giving financial assistance to applicants that possibly would not have qualified for conventional mortgage loans. Funds remain available in these programs for qualified applicants.

1998	1999	2000	2001	2002
$0.34	$0.42	$0.51	$0.53	$0.57

CASH DIVIDENDS PER SHARE

1998	1999	2000	2001	2002
$62,018	$66,235	$70,833	$75,718	$80,952

TOTAL SHAREHOLDERS EQUITY
(IN THOUSANDS)

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

SELECTED FINANCIAL DATA

	(In Thousands except Per Share Data)
For the Years Ending	2002	2001	2000	1999	1998

Summary of Earnings
Total Interest Income (including fees on loans)	$44,012	$45,686	$45,842	$42,631	$41,884
Total Interest Expense	17,290	21,003	21,550	18,653	19,228

Net Interest Income	26,722	24,683	24,292	23,978	22,656
Provision for Credit Losses	1,080	1,080	865	1,810	3,107
Total Other Income	3,192	3,419	2,992	2,550	2,582
Total Other Expense	17,563	16,818	18,023	15,864	14,544

Income Before Income Taxes	11,271	10,204	8,396	8,854	7,587
Income Taxes	3,337	2,914	2,648	2,695	2,319

NET INCOME	$7,934	$7,290	$5,748	$6,159	$5,268

Per Share Data (Note)
Net Income	$0.64	$0.60	$0.48	$0.52	$0.46
Cash Dividends Paid	0.57	0.53	0.51	0.42	0.34
Book Value at Year-End	6.51	6.25	6.10	5.91	5.74
Balances at Year-End
Total Assets	$748,098	$656,694	$626,122	$603,798	$573,695
Earning Assets	705,319	620,588	589,829	561,544	535,305
Total Deposits	588,254	503,644	468,336	476,829	470,435
Net Loans	442,914	429,028	444,596	425,975	392,065
Total Stockholder’s Equity	80,952	75,718	70,833	66,235	62,018
Average Balances
Total Assets	$707,341	$637,877	$616,059	$586,562	$549,482
Total Stockholder’s Equity	77,286	73,780	68,639	64,011	58,571
Significant Ratios
Return on Average Assets (ROA)	1.12%	1.14%	0.93%	1.05%	0.96%
Return on Average Equity (ROE)	10.27	9.88	8.37	9.62	8.99
Average Earning Assets/Average Assets	94.20	94.60	94.65	93.99	94.32
Average Equity/Average Assets	10.93	11.57	11.14	10.91	10.66
Net Loans/Deposits	75.29	85.18	94.93	89.33	83.34
Allowance for Credit Losses/Total Loans	1.51	1.48	1.36	1.34	1.38
Allowance for Credit Losses/Nonperforming Loans	392.53	226.51	458.74	292.71	201.70
Efficiency Ratio	59.17	60.08	66.14	59.80	57.63
Dividend Payout Rate	87.27	85.64	82.99	57.87	53.93

Note: Per share data has been restated for the effect of common stock dividends, splits and merger accounted for as pooling-of-interests.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

AVERAGE BALANCE SHEETS AND
RELATED YIELDS AND RATES

	(In Thousands of Dollars)
Years ended December 31,	2002			2001			2000

EARNING ASSETS
	AVERAGE			AVERAGE			AVERAGE
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

Loans	$443,838	$34,424	7.76%	$443,316	$37,052	8.36%	$438,163	$37,252	8.50%
Taxable securities	152,983	7,637	4.99	105,458	6,605	6.26	104,799	6,382	6.09
Tax-exempt securities	32,596	2,285	7.01	26,776	2,022	7.55	23,462	1,764	7.52
Federal funds sold	36,582	617	1.69	27,864	909	3.26	16,688	1,041	6.24

Total earning assets	665,999	44,963	6.75	603,414	46,588	7.72	583,112	46,439	7.96
NONEARNING ASSETS
Cash and due from banks	23,133			20,379			21,289
Premises and equipment	12,964			12,615			12,823
Allowance for Loan Losses	(6,629)			(6,379)			(6,228)
Other assets	11,874			7,848			5,063

Total Assets	$707,341			$637,877			$616,059

INTEREST-BEARING LIABILITIES
Time deposits	$188,179	$8,105	4.31%	$228,855	$12,729	5.56%	$217,979	$12,269	5.63%
Savings deposits	212,332	5,063	2.38	131,906	3,493	2.65	128,006	3,834	3.00
Demand deposits	94,997	979	1.03	80,112	1,238	1.55	77,998	1,286	1.65
Repurchase agreements	53,579	1,661	3.10	42,287	1,605	3.80	39,705	2,020	5.09
Borrowings	27,184	1,482	5.45	30,268	1,938	6.40	32,579	2,141	6.57

Total Interest-Bearing Liabilities	576,271	17,290	3.00	513,428	21,003	4.09	496,267	21,550	4.34
NONINTEREST-BEARING LIABILITIES
Demand deposits	46,564			44,329			46,948
Other Liabilities	7,220			6,340			4,205
Stockholder’s equity	77,286			73,780			68,639

Total Liabilities and Stockholders’ Equity	$707,341			$637,877			$616,059

Net interest income		$27,673			$25,585			$24,889

Net interest income to earning assets			4.16%			4.24%			4.27%

Fully taxable equivalent basis computed at 35% in 2002, 2001 and 2000.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

RATE AND VOLUME ANALYSIS

      The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

	(In Thousands of Dollars)
	2002 change from 2001			2001 change from 2000
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Tax Equivalent Interest Income
Loans	$(2,628)	$42	$(2,670)	$(200)	$429	$(629)
Taxable securities	1,032	2,975	(1,943)	223	42	181
Tax-exempt securities	263	439	(176)	258	250	8
Federal funds sold	(292)	283	(575)	(132)	697	(829)

Total interest income	$(1,625)	$3,739	$(5,364)	$149	$1,418	$(1,269)

Interest Expense
Time deposits	$(4,624)	$(2,267)	$(2,357)	$460	$616	$(156)
Savings deposits	1,570	2,139	(569)	(341)	119	(460)
Demand deposits	(259)	232	(491)	(48)	33	(81)
Repurchase agreements	56	430	(374)	(415)	131	(546)
Borrowings	(456)	(197)	(259)	(203)	(152)	(51)

Total interest expense	$(3,713)	$337	$(4,050)	$(547)	$747	$(1,294)

Increase in tax equivalent net interest income	$2,088	$3,402	$(1,314)	$696	$671	$25

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

Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001.

     The Corporation’s net income totaled $7.934 million during 2002, an increase of 8.83% from $7.29 million for 2001. On a per share basis, net income was $.64 for 2002 as compared to $.60 for 2001. Common comparative ratios for results of operations include the return on average assets and return on average stockholders equity. For 2002 the return on average equity was 10.27% compared to 9.88% for 2001. The return on average assets was 1.12% for 2002 and 1.14% for 2001.

     These results of operations are the direct result of management’s concerted efforts to control expenses and increase interest from our interest bearing assets. Strong growth in interest-bearing deposits and the effective use of those funds in the loan and investment security portfolios together with control over the bank’s general expenses have produced these results.

Net Interest Income

     Net interest income, the principal source of the Corporation’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2002,

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

MANAGEMENT’S DISCUSSION

taxable equivalent net interest income increased $2.088 million or 8.16% over 2001. Interest-earning assets averaged $665.999 million during 2002 representing a 10.37% increase over 2001. The Corporation’s interest-bearing liabilites increased 12.24% from $513.428 million in 2001 to $576.271 million in 2002.

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

     The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2002 the net interest margin, measured on a fully taxable equivalent basis was 4.16%, down slightly in comparison to 4.24% in 2001.

     Total interest income was $44.963 million for 2002, which is $1.625 million or 3.49% less than the $46.588 million reported in 2001. This decrease is primarily the result of the continuing effect of the lowering of interest rates beginning in 2001 and into 2002. Average loans are slightly higher in 2002, but the yields decreased from 8.36% in 2001 to 7.76% in 2002. Income from securities and federal funds sold increased $1.003 million or 10.5%, however the Corporation saw its yields on these assets decline from 5.95% in 2001 to 4.74% in 2002. This drop in yield was offset by a 38.77% increase in average balances of investment securities and federal funds sold, as the Corporation experienced an increase in customer deposit balances.

     Total interest expense amounted to $17.290 million for 2002, a 17.68% decrease from $21.003 million reported in 2001. The decrease in 2002 is primarily the result of lower rates of interest paid on deposits, repurchase agreements and borrowings. The cost of interest-bearing liabilities dropped from 4.09% in 2001 to 3.00% in 2002.

Other Income

     Total other income decreased in 2002 by $227 thousand or 6.64% to $3.192 million. Some of this decrease is attributable to lower levels of overdraft and return check fees. This decrease was partially offset by $232 thousand earned on gains from the sale of investment securities. Management continues to explore new products and nontraditional banking services that could increase other income in future years.

Other Expenses

     Total other expenses for 2002 increased 4.43% or $745 thousand from 2001. Most of this increase is due to higher levels of employee benefits and salaries. Included in these expenses, the Corporation experienced a $392 thousand or 37% increase in employee health insurance costs. Salaries and temporary wages increased $279 thousand or 4.06%, primarily due to a higher number of full time equivalent employees and salary merit increases. Management will continue to closely monitor and keep the increases in other expenses to a minimum.

Income Taxes

     Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 30% and 29% for the periods ending 2002 and 2001, respectively.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000.

     The Corporation’s net income totaled $7.29 million during 2001, an increase of 26.83% from $5.748 million for 2000. On a per share basis, net income was $.60 for 2001 as compared to $.48 for 2000. For 2001, the return on average equity was 9.88% as compared to 8.37% for 2000. The return on average assets was 1.14% for 2001 and .93% for 2000.

     The Corporation’s operating earnings, which exclude the after-tax non-recurring items, increased 8.18% to $7.29 million in 2001, compared to $6.739 million in 2000. Stated on a per share basis, operating earnings were $.61 per share in 2001, compared to $.58 per share in 2000. The after-tax non-recurring expense in 2000, which amounted to $991 thousand, was merger related expense.

Net Interest Income

     For 2001, taxable equivalent net interest income increased $696 thousand or 2.8% over 2000. Interest-earning assets averaged $603.414 million during 2001 representing a 3.48% increase over 2000.

     For 2001 the net interest margin, measured on a fully taxable equivalent basis was 4.24% in comparison to 4.27% for 2000.

     Total interest income was $46.588 million for 2001 increasing slightly compared to $46.439 million for 2000. Average loans increased 1.18% during the past year, but this growth was offset by a decrease in yields from 8.50% in 2000 to 8.36% in 2001. Income from securities and federal funds sold increased $349 thousand or 3.38%, however the Corporation saw its yields on these assets decline from 6.34% in 2000 to 5.95% in 2001. This drop in yield was offset by a 10.45% increase in average balances of investment securities and federal funds sold.

     Total interest expense amounted to $21.003 million for 2001, representing a 2.54% decrease from 2000. The decrease in 2001 is primarily the result of lower rates of interest paid on deposits, repurchase agreements and borrowings. The cost of interest-bearing liabilities dropped from 4.34% in 2000 to 4.09% in 2001.

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

Income Taxes

     The effective income tax rate was 29% and 32% for the periods ending 2001 and 2000, respectively.

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

     The Corporation considers the primary market exposure to be interest rate risk. Simulation analysis is used to monitor the Corporation’s exposure to changes in interest rates, and the effect of the change to net interest income. The following table shows the effect on net interest income and the net present value of equity in the event of a sudden and sustained 200 basis point increase or decrease in market interest rates:

Changes In
Interest Rate		ALCO
(basis points)	Result	Guidelines

Net Interest
Income Change
+200	1.75%	7.50%
-200	-1.32%	7.50%
Net Present Value Of Equity Change
+200	-8.28%	20.00%
-200	6.84%	20.00%

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

     Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 2002, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 2002 amounted to $23.022 million.

     Cash flows generated from operating activities increased 5.02% to $11.321 million in 2002 compared to $10.78 million in 2001. This increase is primarily the result of lower amounts of interest paid on customer deposits and other borrowings. Cash flows used in investing activities increased to $120.229 million in 2002 compared to $2.286 million in 2001. Most of this increase is attributable to $138.188 million of investment security purchases, compared to $50.924 million in 2001. Cash flows provided from financing activities increased to $79.236 million as compared to $22.211 million in 2001. Most of this increase resulted from a $84.619 million net growth in deposits, compared to a $35.324 million increase in the prior year. Some of the increase in deposits were used to payoff Federal Home Loan Bank borrowings, which decreased $3.81 million in 2002.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

MANAGEMENT’S DISCUSSION

Maturities and Sensitivities of Loans to Interest Rates

     The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

	(In Thousands of Dollars)
Years Ended December 31,	2002		2001		2000		1999		1998

Commercial, Financial and Agricultural	$17,185	3.8%	$18,856	4.3%	$17,916	4.0%	$17,710	4.1%	$21,140	5.3%
Real Estate — Mortgage	288,907	64.3	261,268	60.0	267,529	59.3	257,246	59.6	230,664	58.0
Installment Loans to Individuals	143,601	31.9	155,346	35.7	165,266	36.7	156,797	36.3	145,753	36.7

Total Loans	$449,693	100.0%	$435,470	100.0%	$450,711	100.0%	$431,753	100.0%	$397,557	100.0%

     The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 2002:

	(In Thousands of Dollars)
Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial, Financial and Agricultural	$6,967	$8,217	$2,001

     The amounts of commercial, financial and agricultural loans as of December 31, 2002, based on remaining scheduled repayments of principal, are shown in the following table:

	(In Thousands of Dollars)
Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$5,391	$2,383	$7,774
Fixed Rates of Interest	1,576	7,835	9,411

Total Loans	$6,967	$10,218	$17,185

Loan Portfolio

     Total loans were $449.693 million at year-end 2002 compared to $435.47 million at year-end 2001. This represents an increase of $14.223 million or 3.26%. Loans comprised 66.6% of the Bank’s average earning assets in 2002, compared to 73.5% in 2001. The product mix in the Loan Portfolio includes Commercial Loans comprising 3.8%, Real Estate Mortgage Loans (Residential and Commercial) 64.3% and Installment Loans to Individuals 31.9% at December 31, 2002 compared with 4.3%, 60% and 35.7%, respectively, at December 31, 2001.

     Loans contributed 76.6% of total interest income in 2002 and 79.5% in 2001. Loan yield was 7.76% in 2002, 101 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, Management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function which monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

     Installment Loans to Individuals decreased from $155.346 million on December 31, 2001 to $143.601 million on December 31, 2002 representing a 7.6% decrease. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 87.9% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio were $699 thousand in 2002 as compared to $675 thousand in 2001. When these net loan losses are stated as a percentage of average installment loans outstanding, the Bank reported an increase from .42% in 2001 to .47% in 2002.

     Real Estate Mortgage Loans increased to $288.907 million at December 31, 2002, an increase of 10.58% from 2001. This increase resulted from a $20 million increase in commercial real estate loans and a $9.9 million increase in residential real estate loans. This portfolio consists of $172.368 million of 1-4 family and multi-family residential properties and $116.539 million in non-residential real estate properties, generally made within the Bank’s primary market area. The corporation originated both fixed rate and adjustable rate mortgages during 2002. Fixed rate terms are limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.

     Commercial Loans at December 31, 2002 decreased 8.86% from year-end 2001 with outstanding balances of $17.185 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

MANAGEMENT’S DISCUSSION

Summary of Loan Loss Experience

     The following is an analysis of the allowance for loan losses for the periods indicated:

	(In Thousands of Dollars)
Years Ended December 31,	2002	2001	2000	1999	1998

Balance at Beginning of Year	$6,442	$6,115	$5,778	$5,492	$5,107
Loan Losses:
Commercial, Financial and Agricultural	(5)	(61)	(50)	(395)	(379)
Real Estate-Mortgage	(42)	(51)	(343)	(117)	(78)
Installment Loans to Individuals	(1,133)	(1,151)	(1,250)	(1,531)	(2,671)

Total Loan Losses	(1,180)	(1,263)	(1,643)	(2,043)	(3,128)
Recoveries on Previous Loan Losses:
Commercial, Financial and Agricultural	1	0	23	15	3
Real Estate-Mortgage	2	34	8	32	9
Installment Loans to Individuals	434	476	1,084	472	394

Total Recoveries	437	510	1,115	519	406

Net Loan Losses	(743)	(753)	(528)	(1,524)	(2,722)
Provision Charged to Operations (1)	1,080	1,080	865	1,810	3,107

Balance at End of Year	$6,779	$6,442	$6,115	$5,778	$5,492

Ratio of Net Loan Losses to Average
Net Loans and Leases Outstanding	0.17%	0.17%	0.12%	0.37%	0.70%

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

     Provisions charged to operations amounted to $1.08 million in 2002 and 2001. The balance in the allowance for credit losses is $6.779 million or 1.51% of loans at December 31, 2002. This ratio has increased from the 1.38% reported five years ago at December 31, 1998. The allowance for credit losses as a percentage of nonperforming loans has increased from 226.51% at December 31, 2001 to 392.53% in 2002.

     The allowance for possible credit losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans as of the dates indicated:

	(In Thousands of Dollars)
December 31,	2002		2001		2000		1999		1998

		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Commercial, Financial and Agricultural	$1,950	3.8%	$1,841	4.3%	$549	4.0%	$1,182	4.1%	$1,156	5.3%
Real Estate-Mortgage	2,088	64.3%	1,881	60.0%	2,878	59.3%	1,493	59.6%	1,302	58.0%
Installment Loans to Individuals	2,741	31.9%	2,720	35.7%	2,688	36.7%	3,103	36.3%	3,034	36.7%

	$6,779	100.0%	$6,442	100.0%	$6,115	100.0%	$5,778	100.0%	$5,492	100.0%

     The allocation of the allowance as shown in the table above should not be interpreted as an indication that charge-offs in 2003 will occur in the same proportions or that the allocation indicates future charge-off trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

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

Risk Elements

     The following table sets forth aggregate loans in each of the following categories for the years indicated:

	(In Thousands of Dollars)
December 31,	2002	2001	2000	1999	1998

Loans Accounted For on a Nonaccrual Basis	$1,265	$1,669	$664	$1,351	$1,876
Loans Contractually Past Due 90 Days or More as to Interest or Principal Payments (Not Included in Nonaccrual Loans Above)	461	1,175	669	623	847
Loans Considered Troubled Debt Restructuring (Not Included in Nonaccrual Loans or Contractually Past Due Above)	0	0	0	0	0

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

     As of December 31, 2002, there were no concentrations of loans exceeding 25% of total loans which are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.

     The following shows the amounts of contracted interest income and interest income reflected in income on loans accounted for on a nonaccrual basis and loans considered troubled debt restructuring for the periods indicated:

	(In Thousands of Dollars)
December 31,	2002	2001	2000	1999	1998

Gross Interest Income That Would have been Recorded if the Loans had been Current in Accordance with Their Original Terms	$76	$50	$107	$137	$197
Interest Income Included in Income on the Loans	0	0	4	73	44

Investment Securities

     The investment securities portfolio increased 74.88% or $107.514 million in 2002. As additional funds flowed into the Corporation from increases in customer deposit accounts, management prudently invested these funds in investment securities. Most of this increase was experienced in mortgage-backed securities, which grew $61.695 million. Government agency securities also increased $34.272 million or 45.68%. Investments in securities of states and political subdivisions increased $7.239 million. The Corporation uses these tax-exempt municipal securities to increase investment yields and as a vehicle to lower our overall income tax rate.

     Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

     The following table shows the book value of investment securities by type of obligation at the dates indicated:

Type	(In Thousands of Dollars)
December 31,	2002	2001	2000

U.S. Treasury Securities and Government Agencies	$109,291	$75,019	$59,982
Mortgage-Backed Securities	80,814	19,119	25,948
Obligations of States and Political Subdivisons	37,277	30,038	22,917
Other Securities	23,707	19,399	18,914

	$251,089	$143,575	$127,761

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

MANAGEMENT’S DISCUSSION

     A summary of debt securities held at December 31, 2002, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

	(In Thousands of Dollars)
Type and Maturity Grouping	December 31, 2002
		Weighted
	Fair	Average
	Value	Yield (1)

U.S. Treasury and U.S. Government Agency Securities:
Maturing Within One Year	$21,126	4.72%
Maturing After One Year But Within Five Years	86,023	4.55%
Maturing After Five Years But Within Ten Years	371	5.15%
Maturing After Ten Years	1,771	4.18%

Total U.S. Treasury and U.S. Government Agency Securities:	$109,291	4.58%

Mortgage-Backed Securities
Maturing Within One Year	$19	7.97%
Maturing After One Year But Within Five Years	20,433	4.14%
Maturing After Five Years But Within Ten Years	39,229	4.46%
Maturing After Ten Years	21,133	4.84%

Total Mortgage-Backed Securities:	$80,814	4.48%

Obligations of States and Political Subdivisions
Maturing Within One Year	$442	7.32%
Maturing After One Year But Within Five Years	4,081	6.02%
Maturing After Five Years But Within Ten Years	15,967	6.61%
Maturing After Ten Years	16,787	7.35%

Total Obligations of States and Political Subdivisions	$37,277	6.95%

Corporate Debt Securities
Maturing Within One Year	$2,017	7.38%
Maturing After One Year But Within Five Years	4,436	6.31%
Maturing After Ten Years	272	7.70%

Total Corporate Debt Securities	$6,725	6.69%

     (1)  The weighted average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 34% were $16.215 thousand, $64.034 thousand, $240.61 thousand and $397.723 thousand for the four ranges of maturities.

Deposits

     Deposits represent the Corporation’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation’s average total deposits increased 11.72% from $485.202 million in 2001 to $542.072 million in 2002. Most of this increase took place in Savings Deposits, especially in the Corporation’s “Money Market Index Account”, which increased $95 million. Some of this increase was the result of new money deposited from outside of the bank. Many of our customers who had maturing time deposits moved the proceeds into shorter term liquid accounts, such as the “Money Market Index Account.” As a result of this strategy by our customers, the Corporation saw its average time deposit balances decrease from $228.855 million in 2001 to $188.179 million in 2002.

Average Deposits

     The following table shows the classification of average deposits for the periods indicated:

	(In Thousands of Dollars)

Average Balances
on December 31,	2002	2001	2000

Noninterest-Bearing Demand Deposits	$46,564	$44,329	$46,948
Interest-Bearing Demand Deposits	94,997	80,112	77,998
Savings Deposits	212,332	131,906	128,006
Time Deposits	188,179	228,855	217,979

Total Average Deposits	$542,072	$485,202	$470,931

     The following shows the average rate paid on the following deposit categories for the periods indicated:

Years ended December 31,	2002	2001	2000

Interest-Bearing Demand Deposits	1.03%	1.55%	1.65%
Savings	2.38%	2.65%	3.00%
Time Deposits	4.31%	5.56%	5.63%

     The steady increase in total deposits over the years reflects managements’ efforts to continue to insure the growth of the bank and to maintain a viable banking institution. During 2002, the bank has attracted deposits due to its effort to remain competitive in the local community as to rates paid for all types of deposits, particularly in the time deposit area. The bank has been at or near the top in interest rates paid to depositors throughout 2002.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

MANAGEMENT’S DISCUSSION

Capital Resources

     The capital management function is a continuous process which consists of providing capital for both the current financial position and the anticipated future growth of the Corporation. Important to this process is internal equity generation, particularly through earnings retention. Internal capital generation is measured as the percent of return on equity multiplied by the percent of earnings retained. The return on average equity was 10.27%, 9.88% and 8.37% for 2002, 2001 and 2000, respectively. Total cash dividends declared in 2002 represented 87.27% of net income as compared to 85.64% in 2001 and 82.99% in 2000. The resulting internal equity growth percentage amounted to 1.31% in 2002 and 1.42% in 2001 and 2000.

     The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 2002 the bank subsidiary had $37.42 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency. The bank subsidiary is also required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2002, the bank subsidiary is required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The bank subsidiary’s actual Tier 1 and Total Capital ratios at that date were 15.80% and 17.05% respectively. The bank subsidiary’s leverage ratio at December 31, 2002 was 9.87%.

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

     The Audit Committee consists of four non-employee directors whose duties include: consideration of the adequacy of the internal controls of the Company and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; the recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Audit Committee held five meetings during 2002.

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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

QUARTERLY FINANCIAL DATA

	(In Thousands except Per Share Data)
Quarter Ended 2002	March 31	June 30	September 30	December 31

Total interest income	$10,666	$10,936	$11,181	$11,229
Total interest expense	4,611	4,552	4,218	3,909

Net interest income	6,055	6,384	6,963	7,320
Provision for credit losses	270	270	270	270
Non-interest income	773	801	864	754
Non-interest expense	4,322	4,368	4,375	4,498

Income before federal income taxes	2,236	2,547	3,182	3,306
Federal income taxes	633	735	941	1,028

Net income	$1,603	$1,812	$2,241	$2,278

Per share data:
Net income	$0.13	$0.15	$0.18	$0.18
Dividends	$0.14	$0.14	$0.14	$0.15

	(In Thousands except Per Share Data)
Quarter Ended 2001	March 31	June 30	September 30	December 31

Total interest income	$11,492	$11,578	$11,490	$11,126
Total interest expense	5,547	5,322	5,185	4,949

Net interest income	5,945	6,256	6,305	6,177
Provision for credit losses	270	270	270	270
Non-interest income	722	882	927	888
Non-interest expense	4,028	4,141	4,177	4,472

Income before federal income taxes	2,369	2,727	2,785	2,323
Federal income taxes	688	805	776	645

Net income	$1,681	$1,922	$2,009	$1,678

Per share data:
Net income	$0.14	$0.16	$0.16	$0.14
Dividends	$0.13	$0.13	$0.13	$0.14

Information as to Stock Prices and Dividends

     The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB. There are approximately eleven local and/or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 2002, there were 3,686 shareholders of record of common stock.

Market and Dividend Summary

Dividend Date	High	Low	Dividend

March 2001	$9.00	$7.13	$0.13
June 2001	10.60	8.00	0.13
September 2001	10.50	9.70	0.13
November 2001			2% Stock Dividend
December 2001	11.75	10.06	0.14

March 2002	$12.00	$11.05	$0.14
June 2002	11.85	11.10	0.14
September 2002	13.00	10.75	0.14
November 2002			2% Stock Dividend
December 2002	14.50	11.50	0.15

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

MANAGEMENT REPORT
[FNBC logo]

January 17, 2003

INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management of Farmers National Banc Corp. and subsidiary is responsible for preparing the Bank’s annual financial statements. Management is also responsible for establishing and maintaining effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and regulatory in conformity with the Federal Financial Institutions Examination Council Instructions for Consolidated Reports of Condition and Income (call report instructions.) The Bank’s internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

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

     Management assessed the Bank’s internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions as of December 31, 2002. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2002, Farmers National Banc Corp. and subsidiary maintained effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions.

COMPLIANCE WITH LAWS AND REGULATIONS

     Management is responsible for compliance with all designated laws and regulations, and in particular, those laws and regulations concerning loans to insiders and dividend restrictions designated by the FDIC as safety and soundness laws and regulations. The federal laws concerning loans to insiders are codified at 12 USC 375a and 375b, and the federal regulations are set forth at 12 CFR 23.5, 31 and 215. The federal laws concerning dividend restrictions are codified at 12 USC 56, 60 and 1831o, and the federal regulations are set forth at 12 CFR 5.61, 5.62, 6.6 and 7.6120.

     Management assessed compliance by Farmers National Banc Corp. and subsidiary with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes the Bank complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2002.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

/s/ Frank L. Paden, President and Secretary

/s/ Carl D. Culp, Executive Vice President and Treasurer

20 South Broad Street - P.O. Box 555 - Canfield, Ohio 44406
330-533-3341 - Toll free: 888-988-3276 - Fax: 330-533-0451 www.fnbcanfield.com - E Mail: exec@fnbcanfield.com

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

INDEPENDENT AUDITORS’ REPORT
[HBK logo]

January 17, 2003

260 Niles Cortland Road NE
Warren, Ohio 44484
(330) 856-2733 PHONE
(330) 856-5487 FAX
www.hbkcpa.com

Shareholders and Board of Directors
Farmers National Banc Corp.
Canfield, Ohio

Independent Auditors’ Report

     We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. and subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farmers National Banc Corp. and subsidiary as of December 31, 2002 and 2001 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

/s/ Hill, Barth & King LLC
Certified Public Accountants

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	(In Thousands of Dollars)
December 31,	2002	2001

ASSETS
Cash and due from banks	$31,204	$23,871
Federal funds sold	4,537	41,542

TOTAL CASH AND CASH EQUIVALENTS	35,741	65,413

Securities available for sale	251,089	143,575
Loans	449,693	435,470
Less allowance for credit losses	6,779	6,442

NET LOANS	442,914	429,028

Premises and equipment, net	12,892	13,009
Other assets	5,462	5,669

	$748,098	$656,694
LIABILITIES AND STOCKHOLDERS EQUITY
Deposits (all domestic):
Noninterest-bearing	$51,001	$52,754
Interest-bearing	537,253	450,890

TOTAL DEPOSITS	588,254	503,644

Borrowings:
U. S. Treasury interest-bearing demand note	810	141
Securities sold under repurchase agreements	51,117	47,444
Federal Home Loan Bank advances	23,022	26,832

TOTAL BORROWINGS	74,949	74,417

Other liabilities and deferred credits	3,943	2,915

TOTAL LIABILITIES	667,146	580,976

Stockholders Equity Common Stock — Authorized 25,000,000 shares; issued and outstanding 12,435,578 in 2002 and 12,111,331 in 2001	62,631	55,419
Retained earnings	18,404	20,672
Accumulated other comprehensive income	4,887	1,741
Treasury stock, at cost; 418,774 shares in 2002 and 176,351 shares in 2001	(4,970)	(2,114)

TOTAL STOCKHOLDERS EQUITY	80,952	75,718

	$748,098	$656,694

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

	In Thousands except Per Share Data)
Years ended December 31,	2002	2001	2000

INTEREST INCOME
Interest and fees on loans	$34,424	$37,052	$37,252
Interest and dividends on securities:
Taxable interest	6,752	5,483	5,733
Nontaxable interest	1,508	1,334	1,167
Dividends	711	897	627
Interest-bearing deposits in other banks	0	11	22
Interest on federal funds sold	617	909	1,041

TOTAL INTEREST INCOME	44,012	45,686	45,842

INTEREST EXPENSE
Deposits	14,147	17,460	17,389
Borrowings	3,143	3,543	4,161

TOTAL INTEREST EXPENSE	17,290	21,003	21,550

NET INTEREST INCOME	26,722	24,683	24,292
Provision for credit losses	1,080	1,080	865

NET INTEREST INCOME AFTER
PROVISION FOR CREDIT LOSSES	25,642	23,603	23,427

OTHER INCOME
Service charges on deposit accounts	1,868	2,098	1,857
Investment security gains	232	112	34
Gain on sale of mortgage loans, net	0	0	4
Brokerage income	168	121	210
Other operating income	924	1,088	887

TOTAL OTHER INCOME	3,192	3,419	2,992

	28,834	27,022	26,419
OTHER EXPENSES
Salaries and employee benefits	9,661	9,002	8,870
Net occupancy expense of premises	1,062	1,055	1,039
Furniture and equipment expense, including depreciation	1,223	1,261	1,179
State and local taxes	850	856	767
Merger related expense	0	0	1,192
Other operating expenses	4,767	4,644	4,976

TOTAL OTHER EXPENSES	17,563	16,818	18,023

INCOME BEFORE INCOME TAXES	11,271	10,204	8,396
INCOME TAXES	3,337	2,914	2,648

NET INCOME	7,934	7,290	5,748
OTHER COMPREHENSIVE INCOME, NET OF TAX:
Unrealized gains on securities	3,146	1,369	1,909

COMPREHENSIVE INCOME	$11,080	$8,659	$7,657

NET INCOME PER SHARE	$0.64	$0.60	$0.48

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

		(In Thousands of Dollars)
Years ended December 31,	2002	2001	2000

COMMON STOCK
Balance at beginning of year	$55,419	$49,451	$45,155
Stock options exercised	0	0	89
Stock dividend, including fractional shares	3,278	2,601	1,461
Common stock issued	3,934	3,367	2,746

Balance at end of year	62,631	55,419	49,451
RETAINED EARNINGS
Balance at beginning of year	20,672	22,226	22,709
Net income	7,934	7,290	5,748
Dividends declared:
$.57 cash dividends per share in 2002, $.53 in 2001 and $.51 in 2000	(6,924)	(6,243)	(4,770)
Stock dividends	(3,278)	(2,601)	(1,461)

Balance at end of year	18,404	20,672	22,226
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of year	1,741	372	(1,537)
Net change in unrealized appreciation on available for sale securities, net of income taxes	3,146	1,369	1,909

Balance at end of year	4,887	1,741	372

TREASURY STOCK, AT COST
Balance at beginning of year	(2,114)	(1,216)	(92)
Treasury shares acquired	(2,856)	(898)	(1,124)

Balance at end of year	(4,970)	(2,114)	(1,216)

TOTAL STOCKHOLDERS EQUITY AT END OF YEAR	$80,952	$75,718	$70,833

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

		(In Thousands of Dollars)
Years ended December 31,	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Interest received	$45,585	$48,196	$47,373
Fees and commissions received	2,960	3,380	2,929
Mortgage loans originated for sale	0	0	(205)
Proceeds from sales of mortgage loans	0	0	209
Interest paid	(17,863)	(21,268)	(21,249)
Cash paid to suppliers and employees	(16,642)	(16,209)	(16,927)
Income taxes paid	(2,719)	(3,319)	(3,021)

NET CASH PROVIDED BY OPERATING ACTIVITIES	11,321	10,780	9,109
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in interest-bearing time deposits maturing in more than 90 days	0	99	100
Proceeds from maturities and repayments of securities available for sale	33,419	27,301	23,534
Proceeds from sales of securities available for sale	1,518	9,395	2,483
Purchases of securities available for sale	(138,188)	(50,924)	(34,921)
Net decrease (increase) in loans made to customers	(16,178)	13,152	(20,940)
Purchases of premises and equipment	(800)	(1,309)	(697)

NET CASH USED IN INVESTING ACTIVITIES	(120,229)	(2,286)	(30,441)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	84,619	35,324	(9,162)
Net increase in short-term borrowings	4,282	7,421	1,891
Net increase (decrease) in Federal Home Loan Bank Borrowings	(3,810)	(16,743)	24,639
Purchase of Treasury Stock	(2,855)	(898)	(1,088)
Dividends paid	(6,934)	(6,260)	(4,101)
Proceeds from stock options	0	0	89
Proceeds from sale of common stock	3,934	3,367	2,746

NET CASH PROVIDED BY FINANCING ACTIVITIES	79,236	22,211	15,014

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(29,672)	30,705	(6,318)
CASH AND CASH EQUIVALENTS
Beginning of year	65,413	34,708	41,026

End of year	$35,741	$65,413	$34,708

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATIONS
Net income	$7,934	$7,290	$5,748
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	839	794	864
Amortization and accretion	2,091	2,158	2,242
Provision for credit losses	1,080	1,080	865
Gain on sale of investment securities	(232)	(112)	(34)
Other	(391)	(430)	(575)

NET CASH PROVIDED BY OPERATING ACTIVITIES	$11,321	$10,780	$9,109
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Supplemental schedule of noncash investing and financing activities:
Unrealized loss on available for sale securities	$73	$444	$734
Merger related transfer of equity securities to treasury stock	0	0	37

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000

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

Estimates:

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas involving the use of management’s estimates and assumptions include the allowance for loan losses, fair values of financial instruments, the realization of deferred tax assets, the carrying value of impaired loans, the carrying value and amortization of intangibles and depreciation of premises and equipment. Actual results could differ from those estimates.

Cash and Cash Equivalents:

     Cash and cash equivalents include cash on hand, due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities Available for Sale:

     Securities available for sale are carried at fair value. Fair value is based on market price if available. If market price is not available, fair value is based on broker quotations. Deferred income taxes are provided on any unrealized appreciation or decline in value. Such appreciation or decline in value, net of deferred taxes, is reflected as a separate component of stockholders equity. Gains and losses are determined using the specific identification method. Interest Income includes amortization of purchase premium or discount. The company does not utilize a trading account.

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

     A loan is impaired when full payment under the loan terms is not expected. The reserve for loan losses related to loans that are considered impaired is based on discounted cash flows using the loan’s initial effective interest rate and the fair value of the collateral for certain collateral dependent loans.

Premises and Equipment:

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets.

Intangibles:

     Identified purchased intangibles, primarily core deposits, are recorded at cost and amortized on a straight-line basis over 8 years. Unidentified purchased intangibles related to branch acquisitions are recorded at cost and amortized on a straight-line basis over 15 years. Intangible amortization of $97 thousand was recorded in 2002, 2001 and 2000.

Income Taxes:

     Income taxes, based on filing a consolidated return with the Company’s subsidiary, are provided for amounts currently due and deferred amounts computed based on the expected future tax consequences of temporary differences between the financial accounting and income tax basis of assets and liabilities. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments:

     Fair value of financial instruments are estimated using relevant market information and other assumptions as more fully disclosed in Note N. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Stock-Based Compensation:

     The company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, under which no compensation cost for stock options is recognized for stock option awards granted at or above fair market value. Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As options are granted, the company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123.

	(In Thousands of Dollars)
December 31,	2002	2001	2000

Net income, as reported	$7,934	$7,290	$5,748
Less: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(31)	(19)	0

Pro forma net income	$7,903	$7,271	$5,748
Earnings per share:
As reported	$0.64	$0.60	$0.48

Pro forma	$0.64	$0.60	$0.48

Advertising:

     The company expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000 was $468 thousand, $428 thousand and $399 thousand, respectively.

Per Share Amounts:

     Earnings per share are based on weighted average shares outstanding. Average shares outstanding, per share amounts and reference to number of shares in notes to consolidated financial statements have been restated to give effect to stock dividends. Weighted average shares outstanding were 12,344,857 for 2002, 12,196,689 for 2001 and 11,905,188 for 2000.

Comprehensive Income:

     Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists solely of unrealized gains and losses on securities available for sale.

New Accounting Pronouncements:

     In October 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 147 (SFAS 147), “Acquisitions of Certain Financial Insitutions”, which amended SFAS 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions’. SFAS 72 excluded banking and thrift institutions from the scope of SFAS 142, “Goodwill and Other Intangible Assets” which states that goodwill arising from business combinations will no longer be amortized but rather will be assessed to earnings in the period identified. SFAS 147 states that the carrying amount of an unidentifiable intangible asset will continue to be amortized according to SFAS 72 unless it was created as a result of a business combination. In which case, the unidentifiable intangible asset would be reclassified to goodwill and accounted for according to SFAS 142. SFAS 147 states that unidentified intangibles and identified intangibles, primarily core deposits, arising from branch acquisitions do not constitute a business combination and therefore may continue to be amortized over their estimated lives. The Company’s unidentifiable intangible assets relate to branch acquisitions, therefore, the adoption of this statement did not impact the Company’s financial condition and results of operations.

     During 2002, FASB issued SFAS No. 144 which covers the accounting for the impairment or disposal of long-lived assets. FASB also issued SFAS No. 145 which covers accounting for debt extinguishments and modifications to lease agreements and SFAS No. 146 which covers accounting for costs associated with exit or disposal activities, such as lease termination costs or employee severance costs. The Company presently has no activities within the scope of these Standards.

NOTE B — SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 2002 and 2001 are summarized as follows:

	(In Thousands of Dollars)
	2002	2001

U.S. Treasury and U.S. Government agencies	$109,291	$75,019
Corporate debt securities	6,725	4,593
Mortgage-backed securities	80,814	19,119
Obligations of states and political subdivisions	37,277	30,038

Total debt securities	234,107	128,769
Equity securities	16,982	14,806

TOTALS	$251,089	$143,575

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Net unrealized gains (losses) for securities available for sale at December 31, 2002 and 2001 are summarized below:

		(In Thousands of Dollars)
			NET
			UNREALIZED
	UNREALIZED	UNREALIZED	GAINS
December 31, 2002	GAINS	LOSSES	(LOSSES)

U.S. Treasury and U.S. Government agencies	$4,646	$(19)	$4,627
Corporate debt securities	229	0	229
Mortgage-backed securities	1,243	(19)	1,224
Obligations of states and political subdivisions	1,114	(35)	1,079

Total debt securities	7,232	(73)	7,159
Equity securities	245	0	245

TOTALS	$7,477	$(73)	$7,404

December 31, 2001
U.S. Treasury and U.S. Government agencies	$2,050	$(101)	$1,949
Corporate debt securities	178	(40)	138
Mortgage-backed securities	343	(43)	300
Obligations of states and political subdivisions	248	(251)	(3)

Total debt securities	2,819	(435)	2,384
Equity securities	273	(9)	264

TOTALS	$3,092	$(444)	$2,648

The fair value and amortized cost of debt securities available for sale by contractual maturities at December 31, 2002 are summarized below. Mortgage-backed securities are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral. For purposes of the maturity table, mortgage-backed securities have been allocated over the maturity groupings based on the final maturities of the securities. These securities may mature earlier than their final maturities because of principal prepayments.

	(In Thousands of Dollars)
	FAIR	AMORTIZED
	VALUE	COST

Due in 1 year or less	$23,604	$23,132
Due after one year through five years	114,973	110,152
Due after five years through ten years	55,567	54,510
Due after ten years	39,963	39,154

TOTALS	$234,107	$226,948

     Securities with a carrying value of $97 million at December 31, 2002 and $77 million at December 31, 2001 were pledged to secure deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

NOTE C — LOANS

     Following is a summary of loans:

	(In Thousands of Dollars)
December 31,	2002	2001

Real Estate — Mortgage	$289,930	$261,929
Installment Loans to Individuals	141,538	154,584
Commercial, Financial and Agricultural	17,185	17,187

Subtotal	448,653	433,700
Net origination and deferred loan fees	1,040	1,770

TOTAL LOANS	$449,693	$435,470

     Nonperforming loans have not been separately classified because such loans are not material compared to total loans and nonaccrued interest is not material in relation to net income.

     Certain directors, executive officers and associates of such persons were loan customers during 2002. Such loans were made in the ordinary course of business under normal credit terms and do not represent more than a normal risk of collection. Following is an analysis of the amount of loans in which the aggregate of the loans to any such person exceeded $60 thousand during 2002:

(In Thousands of Dollars)
Total loans at December 31, 2001	$2,439
New loans	2,385
Repayments	(1,500)

Total loans at December 31, 2002	$3,324

NOTE D — ALLOWANCE FOR CREDIT LOSSES

     Following is an analysis of changes in the allowance for credit losses for the years ended December 31:

		(In Thousands of Dollars)
	2002	2001	2000

Balance at beginning of year	$6,442	$6,115	$5,778
Additions:
Provision for credit losses	1,080	1,080	865
Recoveries on loans previously charged off	437	510	1,115

TOTAL ADDITIONS	7,959	7,705	7,758
Credits charged off	(1,180)	(1,263)	(1,643)

Balance at end of year	$6,779	$6,442	$6,115

     The allowance for federal income tax purposes amounted to $1.8 million at December 31, 2002, which is $4.979 million less than the allowance for financial accounting purposes.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E — PREMISES AND EQUIPMENT

     Following is a summary of premises and equipment:

	(In Thousands of Dollars)
December 31,	2002	2001

Land	$2,713	$2,665
Premises	11,841	11,476
Equipment	7,051	6,852
Leasehold Improvements	198	195

	21,803	21,188
Less accumulated depreciation	(8,911)	(8,179)

NET BOOK VALUE	$12,892	$13,009

     Depreciation expense was $839 thousand for the year ended December 31, 2002, $794 thousand for 2001 and $864 thousand for 2000.

NOTE F — INTEREST-BEARING DEPOSITS

     Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2002:

(In Thousands of Dollars)
2003	$76,390
2004	72,992
2005	31,890
2006	3,380
2007 and thereafter	7,502

TOTAL	$192,154

     Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities as of December 31, 2002:

(In Thousands of Dollars)
Three months or less	$14,012
Three to six months	1,889
Six to twelve months	3,802
Over twelve months	30,432

TOTAL	$50,135

NOTE G — SECURITIES SOLD UNDER REPURCHASE
AGREEMENTS AND UNUSED LINES OF CREDIT

     The bank subsidiary enters into sales of securities under repurchase agreements (reverse repurchase agreements). The securities, although held in safekeeping outside the bank subsidiary, were under the bank subsidiary’s control. The outstanding balances and related information are summarized as follows:

	(In Thousands of Dollars)
	2002	2001

Book value including accrued interest	$65,442	$58,545
Market value	67,786	59,424
Maximum month end balance during the year	59,979	47,444
Average balance during the year	53,579	42,287
Average year end interest rate	3.10%	3.12%
Average interest rate during the year	3.10%	3.80%

     The bank subsidiary has access to borrowing facilities at the Federal Home Loan Bank, which totaled $93.114 million at December 31, 2002.

NOTE H — FEDERAL HOME LOAN BANK ADVANCES

     Federal Home Loan Bank advances at December 31, 2002 are secured by a blanket pledge of residential mortgage loans totaling $93.114 million and the Bank’s investment in FHLB stock.

		December 31,
	2002		2001

		Weighted		Weighted
		Average		Average
(In Thousands of Dollars)	Amount	Rate	Amount	Rate

Fixed-rate advances	$22,222	5.30%	$25,603	6.45%
Variable-rate advances	800	1.95%	1,229	2.71%

Total advances	$23,022	5.19%	$26,832	6.28%

     Scheduled repayments of FHLB advances are as follows:

Maturing in:	(In Thousands of Dollars)
2003	$3,691
2004	7,507
2005	2,305
2006	2,188
2007	2,843
Later years	4,488

TOTAL	$23,022

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I — COMMITMENTS AND CONTINGENT LIABILITIES

     The bank subsidiary utilizes equipment and leases a branch location under a noncancelable operating lease extending to 2004. Rental expense charged to operations totaled $75 thousand for 2002, $44 thousand for 2001 and $36 thousand for 2000. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2002:

Year ending:	(In Thousands of Dollars)
December 31, 2003	$43
December 31, 2004	37

TOTAL	$80

     The bank has entered into contracts to construct a new main office complex in Canfield, Ohio. The estimated cost of the project is $3 million, the majority of which is expected to be incurred in 2003.

     The bank subsidiary is required to maintain noninterest-bearing reserve balances with the Federal Reserve Bank. The average reserve balance was $12.309 million in 2002 and $9.602 million in 2001.

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

		(In Thousands of Dollars)
	2002		2001
CONTRACT OR	Fixed	Variable	Fixed	Variable
NOTIONAL AMOUNT	Rate	Rate	Rate	Rate

Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$28,088	$18,263	$29,736	$13,515
Standby letters of credit and financial guarantees written		1,379		1,053

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

     On November 13, 2001, incentive stock options were granted for the purchase of 56,000 shares, exercisable at the market price of $11 per share. The recipients of the stock options vest over a five-year period. Options expire 90 days after termination of employment. During 2002, 500 options expired due to termination of employment. At December 31, 2002, 11,100 stock options were exercisable, and 55,500 stock options granted remained outstanding.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K — REGULATORY MATTERS

     The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 2002, the bank subsidiary had $10.60 million of retained earnings available for distribution and $37.42 million not available for distribution to the company as dividends without prior approval of the Comptroller of the Currency.

     The bank subsidiary is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the bank subsidiary’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank subsidiary must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The bank subsidiary’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     The following table reflects various measures of capital at year-end:

			(In Thousands of Dollars)
			Requirement		To be "Well Capitalized"
			For Capital		Under Prompt Corrective
	Actual		Adequacy Purposes:		Action Provisions:

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002
Total Capital (to Risk-Weighted Assets)	$78,626	17.05%	$36,884	8.00%	$46,106	10.00%
Tier I Capital (to Risk-Weighted Assets)	$72,850	15.80%	$18,442	4.00%	$27,663	6.00%
Tier I Capital (to Average Assets)	$72,850	9.87%	$29,530	4.00%	$36,912	5.00%
As of December 31, 2001
Total Capital (to Risk-Weighted Assets)	$76,290	17.49%	$34,888	8.00%	$43,609	10.00%
Tier I Capital (to Risk-Weighted Assets)	$70,827	16.24%	$17,444	4.00%	$26,166	6.00%
Tier I Capital (to Average Assets)	$70,827	10.99%	$25,778	4.00%	$32,223	5.00%

     Quantitative measures established by regulation to ensure capital adequacy require the bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the bank subsidiary meets all capital adequacy requirements to which it is subject.

     As of December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency categorized the bank subsidiary as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s capital category.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L — RETIREMENT PLAN

     The company has a qualified 401(k) deferred compensation, noncontributory Retirement Savings Plan. All employees of the bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation, not to exceed 15%, pursuant to section 401(k) of the Internal Revenue Code. The company matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the company may make an additional profit sharing contribution to the plan. Total contributions were $381 thousand, $390 thousand and $386 thousand for the years ended December 31, 2002, 2001 and 2000, respectively. In 2000, these contributions included the cost of Security Dollar Bank’s retirement plan, which was merged into the company’s plan.

NOTE M — INCOME TAXES

     The provision for income taxes (credit) consists of the following:

		(In Thousands of Dollars)
Years ended December 31,		2002	2001	2000

Current		$3,398	$3,105	$2,733
Deferred		(61)	(191)	(85)

	TOTALS	$3,337	$2,914	$2,648

     Following is a reconciliation between income taxes at statutory rates and actual taxes based on income before income taxes:

Years ended			(In Thousands of Dollars)
December 31,	2002		2001		2000

		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Statutory tax	$3,945	35%	$3,571	35%	$2,938	35%
Effect of nontaxable interest	(584)	(5)	(548)	(5)	(378)	(4)
Other	(24)	0	(109)	(1)	88	1

ACTUAL TAX	$3,337	30%	$2,914	29%	$2,648	32%

     Deferred taxes (credit) result from certain temporary differences in the recognition of income and expenses for financial reporting and income tax purposes. The sources and tax effects of significant temporary differences are as follows:

	(In Thousands of Dollars)
Years ended December 31,	2002	2001	2000

Depreciation	$106	$105	$(43)
Provision for credit losses	(208)	(173)	(115)
Deferred loan fees and origination costs	10	(179)	(53)
Federal Home Loan Bank dividends	54	75	71
Deferred compensation	(9)	11	(16)
Other	(14)	(30)	71

TOTALS	$(61)	$(191)	$(85)

     Deferred tax liabilities (assets) are comprised of the following at December 31:

	(In Thousands of Dollars)
	2002	2001

Deferred tax assets:
Allowance for credit losses	($1,517)	($1,461)
Deferred compensation	(259)	(250)
Other	(52)	(55)

Gross deferred tax assets	($1,828)	($1,766)

Deferred tax liabilities:
Depreciation	673	567
Mark-to-market adjustment-securities available for sale	2,517	907
Federal Home Bank dividends	404	349
Other	29	36

Gross deferred tax liabilities	3,623	1,859

NET DEFERRED TAX LIABILITY	$1,795	$93

     No valuation allowance for deferred tax assets was recorded at December 31, 2002 and 2001. Income taxes (benefit) applicable to investment securities gains in 2002 and 2001 were $79 thousand and $38 thousand, respectively. Income taxes (benefit) applicable to other comprehensive income were $1.610 million, $715 thousand and $984 thousand for 2002, 2001 and 2000, respectively.

NOTE N — DISCLOSURE ABOUT FAIR VALUE
OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2002:

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

     The estimated fair values of the company’s financial instruments as of December 31, 2002 and 2001 are as follows:

		(In Thousands of Dollars)
	2002		2001

	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets:
Cash and cash equivalents	$35,741	$35,741	$65,413	$65,413
Investment securities:
Available for sale	251,089	251,074	143,575	144,007
Loans — Net	442,914	445,904	429,028	453,748
Accrued interest receivable	4,058	4,058	3,637	3,637

TOTAL FINANCIAL ASSETS	$733,802	$736,777	$641,653	$666,805

Financial liabilities:
Deposits	$588,254	$584,088	$503,644	$507,664
Securities sold under repurchase agreements	51,117	51,117	47,444	47,444
Federal Home Loan Bank advances	23,022	23,053	26,832	28,993
Accrued interest payable	713	713	1,287	1,287

TOTAL FINANCIAL LIABILITIES	$663,106	$658,971	$579,207	$585,388

Unrecognized financial instruments:
Commitments to extend credit	$46,351	$46,351	$43,251	$43,251
Standby letters of credit and financial guarantees	1,379	1,379	1,053	1,053

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

	(In Thousands of Dollars)
	December 31, 2002	December 31, 2001

BALANCE SHEETS
Assets:
Cash	$3,244	$1,858
Investment in bank subsidiary	73,333	71,416
Securities available for sale	1,699	1,699
Other securities	477	561
Other	45	41

	$78,798	$75,575
Liabilities:
Accounts payable	$2,589	$1,417
Stockholders equity:
Common stock	62,631	55,419
Retained earnings	18,404	20,672
Unrealized appreciation of available for sale securities, net of applicable income taxes	144	181
Treasury stock, at cost; 418,774 shares in 2002 and 176,351 shares in 2001	(4,970)	(2,114)

TOTAL STOCKHOLDERS EQUITY	76,209	74,158

	$78,798	$75,575

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME		(In Thousands of Dollars)
Years ended	December 31, 2002	December 31, 2001	December 31, 2000

Income:
Equity in net income of subsidiary	$1,917	$3,298	$5,388
Dividends from subsidiary bank	5,966	4,099	1,140
Interest and dividends on securities	52	103	188
Investment security gains	153	0	72

TOTAL INCOME	8,088	7,500	6,788
Other expenses	(154)	(210)	(1,063)
Income tax benefit	0	0	23

NET INCOME	$7,934	$7,290	$5,748

STATEMENTS OF CASH FLOWS		(In Thousands of Dollars)
Years ended	December 31, 2002	December 31, 2001	December 31, 2000

Cash flows from operating activities:
Net income	$7,934	$7,290	$5,748
Adjustments to reconcile net income to net cash provided by operating activities:
Income from subsidiary	(1,917)	(3,298)	(5,388)
Other	1,023	263	(78)

NET CASH PROVIDED BY OPERATING ACTIVITIES	7,040	4,255	282

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	1,702	1,800	3,080
Proceeds from sales of investment securities available for sale	241	0	176
Proceeds from return of capital on other securities	0	0	3
Purchases of other securities and securities available for sale	(1,741)	(1,671)	(973)

NET CASH PROVIDED BY INVESTING ACTIVITIES	202	129	2,286

Cash flows from financing activities:
Purchase of treasury stock	(2,856)	(898)	(1,088)
Dividends paid	(6,934)	(6,260)	(4,101)
Proceeds from sale of common stock	3,934	3,367	2,835

NET CASH USED IN FINANCING ACTIVITIES	(5,856)	(3,791)	(2,354)

NET INCREASE IN CASH	1,386	593	214
CASH
Beginning of year	1,858	1,265	1,051

End of year	$3,244	$1,858	$1,265

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
BOARD OF DIRECTORS [Picture of Board of Directors]

Standing Left to Right: Benjamin R. Brown, President and Owner-Castruction Co., David C. Myers, President-Myers Equipment Corp., Frank L Paden, President & CEO-Farmers National Bank, President & Secretary-Farmers National Banc Corp., William D. Stewart, Chairman-Farmers National Banc Corp.

Seated Left to Right: Joseph D. Lane, Vice President-Lane Funeral Homes, Inc., Attorney and Principal-Lane & Rusu Co. L.P.A., Edward A. Ort, President-Ort Furniture Mfg., Co., Ronald V. Wertz, CPCU, CIC, Vice President-Acordia of Ohio Inc., Ralph D. Macali, Vice-President-Palmer J. Macali, Inc.

Annual Meeting Notice
The annual meeting of Shareholders will be held at Kenneth F. McMahon Hall at the Mill Creek MetroParks Experimental & Educational Building at 7574 Columbiana-Canfield Rd., Canfield, OH 44406, at 10:30 a.m. local time, on Thursday, March 27, 2003.

Common Stock Listing
Farmers National Banc Corp. common stock trades on the OTC Bulletin Board under the symbol FMNB.OB. At December 31, 2002, there were 12,435,578 shares outstanding and approximately 3,686 shareholders.

Dividend Payments
Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December.

Dividend Reinvestment Plan (DRIP)
Registered shareholders can purchase additional shares of Farmers’ common stock through Farmers Dividend Reinvest-ment Plan. Participation is voluntary and allows for auto-matic reinvestment of cash dividends, supplemental cash contributions not to exceed $1,000 per quarter and the safe-keeping of stock certificates. To obtain our Plan prospectus, contact Susan Miller at Toll Free 1-888-988-3276 or email exec@fnbcanfield.com.

Direct Deposit of Cash Dividends
Shareholders have the option of having their cash dividends sent directly to their financial institution for deposit into their savings or checking account.

Stock Transfer Agent
Farmers National Bank
Attention: Susan Miller, AVP, Corporate Services Administration
P.O. Box 555
Canfield, OH 44406
Toll Free 1-888-988-3276

Form 10-K
A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention:

Mr. Carl D. Culp, Treasurer
Farmers National Banc Corp.
20 South Broad Street, P.O. Box 555
Canfield, OH 44406
Toll Free 1-888-988-3276

FARMERS NATIONAL BANC CORP.
OFFICERS

William D. Stewart
Chairman

Frank L. Paden
President & Secretary

Carl D. Culp
Executive Vice President & Treasurer

Donald F. Lukas
Senior Vice President

Farmers National Bank Officers

Frank L. Paden
President & CEO

Carl D. Culp
Executive Vice President
Cashier & CFO

Donald F. Lukas
Senior Vice President
Bank Systems

Mark L. Graham
Vice President
Loan Administrator

Bradley S. Henderson
Vice President
Branch Adm. & Security

Anthony F. Peluso
Vice President
Human Resources

Barbara C. Fisher
Vice President
Deposit Operations & Marketing

Fremont J. Camerino
Vice President
Niles

Daniel G. Cerroni
Vice President
Niles Loans

Joseph E. Chapman
Vice President
Niles Collections

Richard G. Ferraro
Vice President
Niles

Thomas G. Hathhorn
Vice President
Niles

Roy A. Jackson
Vice President
Indirect Lending

Frederick M. Kotheimer
Vice President
Loan Review

Kevin T. Lamar
Vice President
Niles

Alfred F. Ridel
Vice President
Consumer Loans

James G. Swift
Vice President
Niles Operations Center

Robert E. True
Vice President
Niles

Keith A. Leonard
Assistant Vice President
Canfield Loans

Richard R. Lytle
Assistant Vice President
Youngstown Rd.

Susan E. Miller
Assistant Vice President
Corporate Services Administration

Mary Jane Naples
Assistant Vice President
Niles Operations Center

Phyllis A. Welton
Assistant Vice President
Niles Operations Center

Andrew A. Baird
Assistant Cashier
Canfield Data Center

Pamela J. Cleghorn
Assistant Cashier
Niles

Matthew W. Close
Assistant Cashier
Damascus

Janine E. Cox
Assistant Cashier
Credit Administration

Charlene K. Daugherty
Assistant Cashier
Human Resources

David E. Enterline
Assistant Cashier
Network Administrator

Merle C. Garritano
Assistant Cashier
Canfield Loans

Geraldine J. Gbur Polas
Assistant Cashier
Columbiana

Lynnita J. Himes
Assistant Cashier
Western Reserve

Diane C. King
Assistant Cashier
Girard

Rob L. Mort
Corporate Acct. Officer
Canfield

Joanie F. Orr
Assistant Cashier
Accounting

Patricia C. Rosko
Assistant Cashier
Austintown

Robert L. Rozeski
Assistant Cashier
Leetonia

Barbara L. Sitler
Assistant Cashier
Cornersburg

Deborah N. Testa
Assistant Cashier
Eastwood

Dennis S. Vitt
Assistant Cashier
Poland

Dorothy J. Weeden
Assistant Cashier
Canfield

FARMERS NATIONAL BANCORP. AND SUBSIDIARY
BRANCH LOCATIONS

Austintown 22 North Niles-Canfield Road • Youngstown, OH 44515 • 792-1411
Boardman 102 West Western Reserve Road • Boardman, OH 44512 • 726-8896
Canfield, Main Office 20 South Broad Street • Canfield, OH 44406 • 533-3341
Colonial Plaza 401 East Main Street • Canfield, OH 44406 • 533-2686
Columbiana 340 State Rt. 14 • Columbiana, OH 44408 • 482-1974
Cornersburg 3619 S. Meridian Road • Youngstown, OH 44511 • 793-3971
Damascus 29053 State Rt. 62 • Damascus, OH 44619 • 537-4004
Girard 121 North State Street • Girard, OH 44420 • 545-9791
Lake Milton 17817 Mahoning Avenue • Lake Milton, OH 44429 • 654-3351
Leetonia 16 Walnut Street • Leetonia, OH 44431 • 427-2436
Mineral Ridge 3826 South Main Street • Mineral Ridge, OH 44440 • 544-7430
Niles 1 South Main Street • Niles, OH 44446 • 544-7400
Niles Drive Up 170 East State Street • Niles, OH 44446 • 544-7420
Niles Operations Center 51 South Main Street • Niles, OH 44446 • 544-7400
Niles 5845 Youngstown-Warren Road • Niles, OH 44446 • 544-7410
Poland 106 West McKinley Way • Poland, OH 44514 • 757-7508
Salem 1858 East State Street • Salem, OH 44460 • 332-1558
Warren 2910 Youngstown Road • Warren, OH 44484 • 369-5400

[GRAPHIC OF MAP OF OHIO]
[GRAPHIC OF TRUMBULL COUNTY MAP]
[GRAPHIC OF MAHONING COUNTY MAP]
[GRAPHIC OF COLUMBIANA COUNTY MAP]

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

AUSTINTOWN
CANFIELD. MAIN OFFICE
COLUMBIANA
DAMASCUS
LAKE MILTON
MINERAL RIDGE
NILES DRIVE UP
NILES
SALEM
BOARDMAN
COLONIAL PLAZA
CORNERSBURG
GIRARD
LEETONIA
NILES
NILES OPERATIONS CENTER
POLAND
WARREN

 [18 GRAPHICS OF DIFFERNT BANKS]

FARMERS NATIONAL BANC CORP. [WHEAT LOGO]

FARMERS
NATIONAL
BANC
CORP.
20 SOUTH BROAD STREET
P.O. BOX 555
CANFIELD, OHIO 44406