Form 10-K, Exhibit 13
period 2003-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2004-03-12
CIK 709337

EXHIBIT 13

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

ORCHESTRATING GROWTH

Consistent growth over a long period of time is the goal of most every business organization, but proves elusive for most.

Founded in 1887, Farmers National Bank has grown steadily over time because historically we have recognized that long-term success is the result of many choices and initiatives, carefully decided and overseen, requiring the resources, viewpoints and talents of many people.

And so the theme of this 2003 Annual Report recognizes that enduring organizations such as your corporation function like a symphonic orchestra.

The degree of excellence that characterizes an orchestra’s performance is a result of how well the talents of individual musicians are combined into a cohesive effort to serve the requirements of the composition being played. The boldness of the brass section, for example, in juxtaposition with the finesse of the strings, brought into symmetry by the conductor, renders a version of the score being performed that is greater than the sum of its parts.

Likewise, the efforts and diverse talents of the individuals in our various departments, directed by management in accordance with a business plan carefully composed, results in business goals being realized that could not otherwise be achieved.

And what of our shareholders? You hold the most important role of all.

To conclude the metaphor, you are our audience. You fund our efforts. And your response to our efforts, like the response of an audience to an orchestra, is part of our reward for good performances and sometimes also our reminder that we can do better.

In sum, we hear you, and look forward to many more years of successful collaborations.

HIGHLIGHTS OF 2003

TABLE OF CONTENTS

Highlights of 2003	1
President’s Letter	2-6
Selected Financial Data	7-9
Management’s Discussion	9-16
Stock Prices and Dividends	16
Management Report	17
Report of Independent Auditors	18
Consolidated Financial Statements	19-33
Board of Directors and Investor Information	34
Officers	35
Location of Offices	36

SELECTED FINANCIAL DATA
(Dollars In Thousands except Per Share Data)

For the Year	2003	2002		Percent Change
Net Income	$9,515	$7,934		19.93%
Return on Average Assets	1.20%	1.12%		7.14%
Return on Average Equity	11.77%	10.27%		14.61%
Per Share
Net Income	$0.75	$0.63	*	19.05%
Book Value	6.31	6.38	*	-1.10%
Balances at Year-End
Assets	$812,815	$748,098		8.65%
Securities	292,181	251,089		16.37%
Net Loans	465,453	442,914		5.09%
Deposits	627,926	588,254		6.74%
Stockholders’ Equity	80,214	80,952		-0.91%
Shares Outstanding	12,705	12,436		2.16%
Cash Dividends	7,601	6,924		9.78%

*Restated to reflect weighted average shares outstanding adjusted for stock dividends.

PRESIDENT’S 2003
LETTER

To Our Shareholders,

On behalf of the directors and employees of Farmers National Banc Corp., I am pleased to present our Annual Report to shareholders for the year 2003. In more ways than one, this past year will be remembered as a very special year for your company.

Our continued focus on the strategic initiatives of successful community-based banking led to record-setting levels of performance for your company. In 2003, Farmers National Banc Corp. realized significant growth in assets, loans, deposits and net income realtive to a year ago. All this was accomplished as we completed a new Corporate Office building project that will support future growth and expansion for many years into the future.

The results of this past year affirm the wisdom of our corporate vision . . .

•	To build long-term shareholder value through effective risk management

•	Improve on consistent and diversified sources of income

•	Maintain a planned growth pattern for this company

As illustrated on the cover of this report and by the theme of this report, we recognize that such an outstanding year reflects the sum of the efforts of many people. Specifically, we recognize the talents and cohesive efforts of our employees meshing like those of the members of a finely tuned orchestra, reaching performance and customer service standards that set this company apart from others.

As shown by the following highlights of our 2003 financial performance, we made solid progress toward our goals.

ACHIEVING GROWTH

During 2003, our total assets surpassed the $800 million mark, increasing $65 million to $813 million, a nine percent increase from the $748 million reported a year ago. At December 31, 2003, our total earning assets represented approximately ninety-four percent of total assets. These earning assets increased proportionally over the past twelve months – an increase of nine percent, or $62 million from last year’s total of $705 million.

During the past twelve months, net loans, which represents sixty-one percent of our total earning assets, surpassed the $460 million mark for the first time, growing five percent to $465 million at year-end from the $443 million at this same time in 2002. In particular, our commercial real estate portfolio grew by eight percent during this past year. The overall total loan growth was also supported with increases in the indirect loan portfolio as well as home equity lines of credit. This strong growth was offset somewhat by a decrease in the residential real estate loan portfolio due to continued re-financings that were experienced during 2003.

The Corporation’s Investment/Securities portfolio increased sixteen percent during 2003. At year-end, this portfolio totaled $292 million, up $41 million compared to year-end in 2002. This investment portfolio, which represents thirty-eight percent of our total earning assets is comprised primarily of various U.S. Government Agency and Municipal Securities strategically purchased with maturities and interest rates that fit in the bank’s asset/liability and interest rate risk models.

Deposit totals at year-end exceeded the $600 million level, reaching a record level of $628 million in December. This represents a seven percent increase over the $588 million reported at this time in 2002. Most of those increases were in savings and time deposits. We also had modest growth in our balances of short term Borrowed Funds –specifically in the category of Securities sold under Repurchase Agreements, which includes our corporate Sweep Accounts. These balances increased accordingly — from $51 million in 2002 to $58 million at year-end 2003.

PROFITABILITY

Net income for 2003 improved by twenty percent to $9.5 million from 2002’s net income of $7.9 million. Earnings per basic and diluted share for 2003 were reported at $0.75. Adjusted to reflect the two-percent stock dividend paid in November 2003, this represents an increase of $0.12 per share, or nineteen percent from 2002’s $0.63. Return on average assets (ROA) was 1.20 percent and return on average equity (ROE) was 11.77 percent, both improving substantially from the 1.12 percent ROA and 10.27 percent ROE that were reported in 2002.

Total Interest income earned on loans and investments generated $44 million during 2003 –approximately the same dollar amount that was reported in 2002. However, the total interest expense during 2003 was $14 million, a substantial decrease from the $17 million we paid during 2002. The result of these two components — net interest income was $30 million, an increase of eleven percent, or $3 million during the past twelve months. The net interest income to earning assets margin was 4.13% as compared to 4.16% in 2002.

ENHANCING SHAREHOLDER VALUE

From a shareholder prospective, our cash dividends declared and paid in 2003 increased $0.05, or nine percent, to $0.60 per share, up from $.55 per share last year. Historically, this marks the eighth consecutive year that we have been able to increase our cash dividend per share. These numbers have been adjusted to reflect the two percent stock dividend that the Board declared and paid in November. That transaction marked the twenty-eighth consecutive year that a stock dividend was declared and paid to shareholders.

At year-end, Farmers National Banc Corp’s cash dividend yield was approximately four percent, ranking it very near the top in this category of all publicly traded financial institutions in the state of Ohio. In addition, during 2003, we saw the current market value on our stock increase thirteen percent from a closing price of $14.00 in December 2002 to a closing price of $15.75 in December 2003. On a quarter-over-quarter basis, the average weighted price per share of our common stock traded at a market price of $16.38 during the fourth quarter of 2003 as compared to a price of $13.19 during the last quarter of 2002. This equates to a twenty-four percent increase over that period.

During 2003, we aggressively re-purchased shares of our own common stock in open market transactions under the guidelines of our Stock Repurchase Program for 2003. In summary, we re-purchased 257,997 shares at an average weighted cost of $16.09 per share.

These shares are included in the total of Treasury Stock on the corporate balance sheet. Looking back over the past three years, we have re-purchased a total of 588,936 shares at an average cost of $13.43 per share. This equates to approximately $8 million dollars of our capital that was invested in our own company.

Our Dividend Reinvestment Plan continues to give opportunities for shareholders to obtain additional shares of our common stock. During 2003, through reinvested cash dividends and supplemental cash contributions, we issued approximately 280,000 new shares of common stock at an average price per share of $16.15. Combining all the factors — the Stock Repurchase Program, the cash dividend payout, and the Dividend Reinvestment Plan – the Shareholders Equity in this corporation remained relatively unchanged. The total at year-end was $80.2 million as compared to $80.9 million at this time in 2002. On December 31, 2003, the Book Value per share was $6.31 and we have a total Market Capitalization of approximately $200 million.

ASSET QUALITY AND RISK MANAGEMENT

Current market and local economic conditions create challenges for the banking industry, with a number of banks experiencing erosion in credit quality. Our banking franchise strongly believes that it is prudent risk management to monitor credit quality. We achieve this through a conservative and disciplined underwriting process that is the cornerstone of our credit culture. We supplement our underwriting with frequent loan monitoring, risk grading, an active loan review process, and a very efficient collection and recovery department. The combination of all these elements gives us the adequate monitoring and control systems in place to meet all regulatory requirements, maintain our asset quality and ensure the overall safety and soundness of this company.

The provision for loan losses was $870,000 for the year, decreasing from $1,080,000 in 2002. The lower provision was due to our ability to manage three key ratios regarding our asset quality. The company’s non-performing loans to net loans ratio was .33% at year-end, improving from .39% in 2002. On December 31, 2003, the Allowance for Loan Losses as a percentage of non-performing loans ratio was a very solid 435%, improving from the 393% at this same time in 2002. Another way to express this data is that our loan loss reserves exceed the dollar amount of non-performing loans by 4.35 times. The third ratio that supports our credit culture is the ratio of net loan losses as a percentage of average net loans. For the full year 2003, our net charge-offs amounted to just over $1 million, representing .22% of average net loans versus .17% last year at this time — keeping us right in line with our peer group data in this category for banks our size.

NEW CORPORATE HEADQUARTERS

During last year’s report, I shared our vision of supporting the growth and expansion for this company with the announcement of a proposed new corporate administration building that was to be built on the Green in Canfield. At this time, I am most proud to report that this new 21,000 square foot office building opened this past December.

This new two-story building, which borders to the south of our Main Banking Office, will serve as the home of our corporate offices to serve our shareholders. It also provides new offices for all administrative functions such as human resources, branch administration, marketing, and accounting. In addition, the new facility includes meeting and training rooms and will house the bank’s electronic and Internet banking services for retail and commercial customers.

The new corporate headquarters building is in fact, a solid long-term investment for our company – creating more efficiency to support our management team to administer the growth and on-going expansion that is anticipated for this company.

At last year’s Annual Shareholder Meeting in March, Mr. David C. Myers formally retired as a Director after serving on the Board for the past fifteen years. David served this company well — his insight and leadership helped guide this company through prosperous times and his contributions will be long remembered and appreciated. We welcomed Mr. Earl R. Scott to fill Mr. Myers un-expired term as a director. Mr. Scott, a Certified Public Accountant, and Partner in the accounting firm, Reali, Giampetro & Scott has been a valuable addition to our board. I commend our directors for a top quality selection.

OUTLOOK

We have no control over the trend of the economy, but we certainly can control how we operate within it. Our management team has remained focused on providing outstanding customer service and delivering innovative banking and investment solutions that will fuel continued growth for our company.

We plan to continue to build on the momentum realized in 2003 and concentrate on improving all business lines. Our goals and objectives for 2004 are to enhance our non-interest income producing products and services – new products such as a privileged overdraft product and the continued development of our PrimeVest Financial Services. Our branch models will now include a more formal proactive customer-calling program with the cross selling of all products and services in our existing and new markets. Lastly, we are determined to improve on efficiencies within our entire banking operations and continue to keep non-interest expenses below peer group averages.

I would like to thank our many customers for their loyal patronage over past years. Our dedication to serve them in a friendly professional manner is at the forefront of our thinking. We have an excellent leadership team in place and they have worked extremely hard for this company. Many thanks to all our employees and officers for their dedication and commitment in 2003 — producing another rewarding year for our shareholders. Special appreciation goes out to our directors for the leadership and guidance they have provided so generously over the past year. This team is fully committed to you — our shareholders.

I hope you are pleased with the value of your investment in this company and the efforts we have made to enhance that value. My expectations are very high for 2004 – as we continue to execute our long-range business plan for this company.

I invite you to read more about our company that is included within this Annual Report, and hope you are able to join us at our Annual Meeting of Shareholders in March.

Sincerely,

Frank L. Paden, President & CEO

SELECTED FINANCIAL DATA

	(In Thousands except Per Share Data)
For the Years Ending	2003	2002	2001	2000	1999
Summary of Earnings
Total Interest Income (including fees on loans)	$43,673	$44,012	$45,686	$45,842	$42,631
Total Interest Expense	13,934	17,290	21,003	21,550	18,653

Net Interest Income	29,739	26,722	24,683	24,292	23,978
Provision for Credit Losses	870	1,080	1,080	865	1,810
Total Other Income	2,978	3,192	3,419	2,992	2,550
Total Other Expense	18,372	17,563	16,818	18,023	15,864

Income Before Income Taxes	13,475	11,271	10,204	8,396	8,854
Income Taxes	3,960	3,337	2,914	2,648	2,695

NET INCOME	$9,515	$7,934	$7,290	$5,748	$6,159

Per Share Data (Note)
Net Income	$0.75	$0.63	$0.59	$0.47	$0.51
Cash Dividends Paid	0.60	0.55	0.50	0.47	0.38
Book Value at Year-End	6.31	6.38	6.01	5.75	5.46
Balances at Year-End
Total Assets	$812,815	$748,098	$656,694	$626,122	$603,798
Earning Assets	767,137	705,319	620,588	589,829	561,544
Total Deposits	627,926	588,254	503,644	468,336	476,829
Net Loans	465,453	442,914	429,028	444,596	425,975
Total Stockholders’Equity	80,214	80,952	75,718	70,833	66,235
Average Balances
Total Assets	$790,725	$707,341	$637,877	$616,059	$586,562
Total Stockholders’Equity	80,875	77,286	73,780	68,639	64,011
Significant Ratios
Return on Average Assets (ROA)	1.20%	1.12%	1.14%	0.93%	1.05%
Return on Average Equity (ROE)	11.77	10.27	9.88	8.37	9.62
Average Earning Assets/Average Assets	94.23	94.16	94.60	94.65	93.99
Average Equity/Average Assets	10.23	10.93	11.57	11.14	10.91
Net Loans/Deposits	74.13	75.29	85.18	94.93	89.33
Allowance for Credit Losses/Total Loans	1.41	1.51	1.48	1.36	1.34
Allowance for Credit Losses/Nonperforming Loans	435.34	392.76	226.51	458.74	292.71
Efficiency Ratio	56.15	59.17	60.08	66.14	59.80
Dividend Payout Rate	79.89	87.27	85.64	82.99	57.87

Note: Per share data has been restated for the effect of common stock dividends,splits and merger accounted for as pooling-of-interests.

AVERAGE BALANCE SHEETS AND
RELATED YIELDS AND RATES

	(In Thousands of Dollars)
Years ended December 31,	2003			2002			2001
	AVERAGE			AVERAGE			AVERAGE
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
EARNING ASSETS
Loans	$460,692	$32,578	7.07%	$443,838	$34,424	7.76%	$443,316	$37,052	8.36%
Taxable securities (1)	229,819	9,355	4.07	152,983	7,637	4.99	105,458	6,605	6.26
Tax-exempt securities (1)(2)	39,935	2,633	6.59	32,596	2,285	7.01	26,776	2,022	7.55
Federal funds sold	14,640	160	1.09	36,582	617	1.69	27,864	909	3.26

Total earning assets	745,086	44,726	6.00	665,999	44,963	6.75	603,414	46,588	7.72
NONEARNING ASSETS
Cash and due from banks	25,623			23,133			20,379
Premises and equipment	14,158			12,964			12,615
Allowance for Loan Losses	(6,829)			(6,629)			(6,379)
Other assets	12,687			11,874			7,848

Total Assets	$790,725			$707,341			$637,877

INTEREST-BEARING LIABILITIES
Time deposits	$210,904	$7,147	3.39%	$188,179	$8,105	4.31%	$228,855	$12,729	5.56%
Savings deposits	245,546	3,255	1.33	212,332	5,063	2.38	131,906	3,493	2.65
Demand deposits	105,018	676	0.64	94,997	979	1.03	80,112	1,238	1.55
Repurchase agreements	67,418	1,595	2.37	53,579	1,661	3.10	42,287	1,605	3.80
Borrowings	26,352	1,261	4.79	27,184	1,482	5.45	30,268	1,938	6.40

Total Interest-Bearing Liabilities	655,238	13,934	2.13	576,271	17,290	3.00	513,428	21,003	4.09
NONINTEREST-BEARING LIABILITIES
Demand deposits	47,401			46,564			44,329
Other Liabilities	7,211			7,220			6,340
Stockholders’equity	80,875			77,286			73,780

Total Liabilities and Stockholders’Equity	$790,725			$707,341			$637,877

Net interest income		$30,792			$27,673			$25,585

Net interest income to earning assets			4.13%			4.16%			4.24%

(1) Includes unamortized discounts and premiums. Average balance and yield are computed using the historical amortized cost.

(2) Fully taxable equivalent basis computed at 35% in 2003,2002 and 2001.

RATE AND VOLUME ANALYSIS

     The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

	(In Thousands of Dollars)
	2003 change from 2002			2002 change from 2001
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate
Tax Equivalent Interest Income
Loans	$(1,846)	$1,316	$(3,162)	$(2,628)	$42	$(2,670)
Taxable securities	1,718	3,833	(2,115)	1,032	2,975	(1,943)
Tax-exempt securities	348	515	(167)	263	439	(176)
Federal funds sold	(457)	(370)	(87)	(292)	283	(575)

Total interest income	$(237)	$5,294	$(5,531)	$(1,625)	$3,739	$(5,364)

Interest Expense
Time deposits	$(958)	$980	$(1,938)	$(4,624)	$(2,267)	$(2,357)
Savings deposits	(1,808)	785	(2,593)	1,570	2,139	(569)
Demand deposits	(303)	104	(407)	(259)	232	(491)
Repurchase agreements	(66)	428	(494)	56	430	(374)
Borrowings	(221)	(46)	(175)	(456)	(197)	(259)

Total interest expense	$(3,356)	$2,251	$(5,607)	$(3,713)	$337	$(4,050)

Increase in tax equivalent net interest income	$3,119	$3,043	$76	$2,088	$3,402	$(1,314)

     The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management’s discussion and analysis represents a review of the Corporation’s consolidated financial condition and results of operations. This review should be read in conjunction with the consolidated financial statements and footnotes.

Forward Looking Statements

     When used in this annual report, or in future filings with the Securities and Exchange Commission, in press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Corporation’s actual results to be materially different from those indicated. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the market areas the Corporation conducts business, which could materially impact credit quality trends, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas the Corporation conducts business, and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

The Corporation undertakes no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2003 and 2002.

     The Corporation’s net income totaled $9.515 million during 2003, an increase of 19.93% from $7.934 million for 2002. On a per share basis, net income was $.75 for 2003 as compared to $.63 for 2002. Common comparative ratios for results of operations include the return on average assets and return on average stockholders’ equity. For 2003 the return on average equity was 11.77% compared to 10.27% for 2002. The return on average assets was 1.20% for 2003 and 1.12% for 2002.

     These results of operations are the direct result of management’s concerted efforts to control expenses and increase interest from our interest bearing assets. Continued strong growth in interest-bearing deposits and the effective use of those funds in the loan and investment security portfolios together with control over the bank’s general expenses have produced these results.

     Net interest income, the principal source of the Corporation’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2003, taxable equivalent net interest income increased $3.119 million or 11.27% over 2002. Interest-

MANAGEMENT’S DISCUSSION

earning assets averaged $745.086 million during 2003 representing a 11.87% increase over 2002. The Corporation’s interest-bearing liabilities increased 13.7% from $576.271 million in 2002 to $655.238 million in 2003.

     The Corporation finances its earning assets with a combination of interest-bearing and interest-free funds. The interest-bearing funds are composed of deposits, short-term borrowings and long-term debt. Interest paid for the use of these funds is the second factor in the net interest income equation. Interest-free funds, such as demand deposits and stockholders’ equity, require no interest expense and, therefore, contribute significantly to net interest income.

     The profit margin, or spread, on invested funds is a key performance measure.The Corporation monitors two key performance indicators - net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities.The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2003 the net interest margin, measured on a fully taxable equivalent basis was 4.13%, down slightly in comparison to 4.16% in 2002.

     Total taxable equivalent interest income was $44.726 million for 2003, which is $237 thousand less than the $44.963 million reported in 2002. This slight decrease is primarily the result of the continuing effect of lower asset yields. Average loans were higher in 2003, but the yields decreased from 7.76% in 2002 to 7.07% in 2003. Income from securities and federal funds sold increased $1.609 million or 15.3%, however the Corporation saw its yields on these assets decline from 4.74% in 2002 to 4.27% in 2003. This drop in yield was offset by a 28.01% increase in average balances of investment securities and federal funds sold, as the Corporation experienced an increase in customer deposit balances.

     Total interest expense amounted to $13.934 million for 2003, a 19.41% decrease from $17.290 million reported in 2002. The decrease in 2003 is primarily the result of lower rates of interest paid on deposits, repurchase agreements and borrowings. The cost of interest-bearing liabilities dropped from 3.00% in 2002 to 2.13% in 2003.

Other Income

     Total other income decreased in 2003 by $214 thousand or 6.7% to $2.978 million. Most of this decrease is the result of the $232 thousand in investment security gains in 2002 compared to none in 2003. Management continues to explore new products and nontraditional banking services that could increase other income in future years.

Other Expenses

     Total other expenses for 2003 increased 4.61% or $809 thousand from 2002. Most of this increase is due to higher levels of employee benefits and salaries. Included in these expenses, the Corporation experienced a $506 thousand or 35% increase in employee health insurance costs. Salaries and temporary wages increased $309 thousand or 4.32%, primarily due to a higher number of full time equivalent employees and salary merit increases. The Corporation’s efficiency ratio improved from 59.17% in 2002 to 56.15% in 2003. The efficiency ratio is calculated as follows: non-interest expense divided by the sum of net interest income plus non-interest income, excluding security gains. This ratio is a measure of the expense incurred to generate a dollar of revenue. Management will continue to closely monitor and keep the increases in other expenses to a minimum.

Income Taxes

     Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 29% and 30% for the periods ending 2003 and 2002, respectively.

Comparison of Operating Results for the Years Ended December 31, 2002 and 2001.

     The Corporation’s net income totaled $7.93 million during 2002, an increase of 8.83% from $7.29 million for 2001. On a per share basis, net income was $.63 for 2002 as compared to $.59 for 2001. For 2002, the return on average equity was 10.27% as compared to 9.88% for 2001. The return on average assets was 1.12% for 2002 and 1.14% for 2001. For 2002, taxable equivalent net interest income increased $2.088 million or 8.16% over 2001. Interest-earning assets averaged $665.999 million during 2002 representing a 10.37% increase over 2001. For 2002 the net interest margin, measured on a fully taxable equivalent basis was 4.16% in comparison to 4.24% for 2001.

     Total taxable equivalent interest income was $44.963 million for 2002 which was $1.625 million less than the $46.588 million reported in 2001. This decrease was primarily the result of the continued effect of the lowering of interest rates beginning in 2001 and into 2002. Average loans were slightly higher in 2002, but the yields decreased from 8.36% in 2001 to 7.76% in 2002. Income from securities and federal funds sold increased $1.003 million or 10.5%, however the Corporation saw its yields on these assets decline from 5.95% in 2001 to 4.74% in 2002. This drop in yield was offset by a 38.77% increase in average balances of investment securities and federal funds sold, as the Corporation experienced an increase in customer deposit balances.

     Total interest expense amounted to $17.290 million for 2002, a 17.68% decrease from $21.003 million reported in 2001. The decrease in 2002 is primarily the result of lower rates of interest paid on deposits, repurchase agreements and borrowings. The cost of interest-bearing liabilities dropped from 4.09% in 2001 to 3.00% in 2002.

Other Income

     Total other income decreased in 2002 by $227 thousand or 6.64% to $3.192 million. Some of this decrease is attributable to lower levels of overdraft and return check fees, however this decrease was partially offset by $232 thousand earned on gains from the sale of investment securities.

Other Expenses

     Total other expenses for 2002 increased 4.43% or $745 thousand from 2001. Most of this increase is due to higher levels of employee benefits and salaries. Included in these expenses, the Corporation experienced a $392 thousand or 37% increase in employee health insurance costs. Salaries and temporary wages increased $279 thousand or 4.06%, primarily due to a higher number of full-time equivalent employees and salary merit increases.

Income Taxes

     The effective income tax rate was 30% and 29% for the periods ending 2002 and 2001, respectively.

MANAGEMENT’S DISCUSSION

Market Risk

     Important considerations in asset/liability management are liquidity, the balance between interest rate sensitive assets and liabilities and the adequacy of capital. Interest rate sensitive assets and liabilities are those which have yields on rates subject to change within a future time period due to maturity of the instrument or changes in market rates. While liquidity management involves meeting the funds flow requirements of the Corporation, the management of interest rate sensitivity focuses on the structure of these assets and liabilities with respect to maturity and repricing characteristics. Balancing interest rate sensitive assets and liabilities provides a means of tempering fluctuating interest rates and maintaining net interest margins through periods of changing interest rates.The Corporation monitors interest rate sensitive assets and liabilities to determine the overall interest rate position over various time frames.

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

Changes In
Interest Rate		ALCO
(basis points)	Result	Guidelines
Net Interest Income Change
+200	3.65%	7.50%
-200	-2.49%	7.50%
Net Present Value Of Equity Change
+200	-7.42%	20.00%
-200	18.82%	20.00%

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

     Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed.These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 2003, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 2003 amounted to $43.774 million.

     Cash flows generated from operating activities increased 25.78% to $14.239 million in 2003 compared to $11.321 million in 2002. This increase is a result of lower amounts of interest paid on customer deposits and other borrowings. Cash flows used in investing activities decreased to $75.958 million in 2003 compared to $120.229 million in 2002. Most of this decrease is attributable to $74.247 million in proceeds received from maturities of securities, compared to $33.419 million of proceeds received in 2002. Security purchases also declined from $138.188 million in 2002 to $121.816 million in 2003. Cash flows provided from financing activities decreased to $59.792 million as compared to $79.236 million in 2002. Most of this decrease is the result of a smaller net increase in deposits. The net increase in deposits in 2003 was $39.524 million compared to $84.619 million in 2002. This was offset by a net increase in Federal Home Loan Bank borrowings of $20.752 million in 2003.

Financial Condition

     Total Assets grew $64.717 million or 8.65% since December 31, 2002. Average earning assets increased 11.87% or $79.087 million since 2002. This solid asset growth is the direct result of increases in deposit balances and customer repurchase agreements. Total Liabilities increased $65.455 million or 9.81% since December 31, 2002. Average interest-bearing liabilities increased $78.967 million or 13.7% from 2002 to 2003. Capital ratios remain strong, as shown by the ratio of equity to total assets at December 31, 2003 of 9.87%.

Loan Portfolio

     Total loans were $472.092 million at year-end 2003 compared to $449.693 million at year-end 2002.This represents an increase of $22.399 million or 4.98%. Loans comprised 61.8% of the Bank’s average earning assets in 2003, compared to 66.6% in 2002. The product mix in the Loan Portfolio includes Commercial Loans comprising 4%, Real Estate Mortgage

MANAGEMENT’S DISCUSSION

Maturities and Sensitivities of Loans to Interest Rates

     The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

	(In Thousands of Dollars)
Years Ended December 31,	2003		2002		2001		2000		1999
Commercial,Financial and Agricultural	$18,698	4.0%	$17,185	3.8%	$18,856	4.3%	$17,916	4.0%	$17,710	4.1%
Real Estate - Mortgage	295,514	62.6	288,907	64.3	261,268	60.0	267,529	59.3	257,246	59.6
Installment Loans to Individuals	157,880	33.4	143,601	31.9	155,346	35.7	165,266	36.7	156,797	36.3

Total Loans	$472,092	100.0%	$449,693	100.0%	$435,470	100.0%	$450,711	100.0%	$431,753	100.0%

     The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 2003:

	(In Thousands of Dollars)
Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial,Financial and Agricultural	$7,468	$6,433	$4,797

     The amounts of commercial,financial and agricultural loans as of December 31,2003,based on remaining scheduled repayments of principal,are shown in the following table:

	(In Thousands of Dollars)
Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$5,464	$5,581	$11,045
Fixed Rates of Interest	2,004	5,649	7,653

Total Loans	$7,468	$11,230	$18,698

Loans (Residential and Commercial) 62.6% and Consumer Loans 33.4% at December 31, 2003 compared with 3.8%, 64.3% and 31.9%, respectively, at December 31, 2002.

     Loans contributed 72.8% of total interest income in 2003 and 76.6% in 2002. Loan yield was 7.07% in 2003, 107 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

     Consumer Loans increased from $143.601 million on December 31, 2002 to $157.880 million on December 31, 2003 representing a 9.9% increase. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 88.6% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio were $893 thousand in 2003 as compared to $699 thousand in 2002. When these net loan losses are stated as a percentage of average installment loans outstanding, the Bank reported an increase from .47% in 2002 to .58% in 2003.

     Real Estate Mortgage Loans increased to $295.514 million at December 31, 2003, an increase of 2.29% from 2002. This increase resulted from a $9.724 million increase in commercial real estate loans offset by a $3.1 million decrease in residential real estate loans. This portfolio consists of $168.681 million of 1-4 family and multi-family residential real estate secured loans and $126.833 million in non-residential real estate secured loans, generally made within the Bank’s primary market area. The Corporation originated both fixed rate and adjustable rate mortgages during 2003. Fixed rate terms are generally limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.

     Commercial Loans at December 31, 2003 increased 8.8% from year-end 2002 with outstanding balances of $18.698 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types.The Bank monitors and controls concentrations within a particular industry or segment of the economy.These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.

MANAGEMENT’S DISCUSSION

Summary of Loan Loss Experience

     The following is an analysis of the allowance for loan losses for the periods indicated:

	(In Thousands of Dollars)
Years Ended December 31,	2003	2002	2001	2000	1999
Balance at Beginning of Year	$6,779	$6,442	$6,115	$5,778	$5,492
Loan Losses:
Commercial, Financial and Agricultural	(12)	(5)	(61)	(50)	(395)
Real Estate-Mortgage	(106)	(42)	(51)	(343)	(117)
Installment Loans to Individuals	(1,257)	(1,133)	(1,151)	(1,250)	(1,531)

Total Loan Losses	(1,375)	(1,180)	(1,263)	(1,643)	(2,043)
Recoveries on Previous Loan Losses:
Commercial, Financial and Agricultural	1	1	0	23	15
Real Estate-Mortgage	0	2	34	8	32
Installment Loans to Individuals	364	434	476	1,084	472

Total Recoveries	365	437	510	1,115	519

Net Loan Losses	(1,010)	(743)	(753)	(528)	(1,524)
Provision Charged to Operations	870	1,080	1,080	865	1,810

Balance at End of Year	$6,639	$6,779	$6,442	$6,115	$5,778

Ratio of Net Loan Losses to Average
Net Loans and Leases Outstanding	0.22%	0.17%	0.17%	0.12%	0.37%

     (1) The provisions for credit losses charged to operating expense is based on management’s judgment after taking into consideration all factors connected with the collectibility of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous credit loss experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.

Provisions charged to operations amounted to $870 thousand in 2003 compared to $1.08 million in 2002. The balance in the allowance for credit losses is $6.639 million or 1.41% of loans at December 31, 2003. This ratio has decreased from the 1.51% reported at December 31,2002. The allowance for credit losses as a percentage of nonperforming loans has increased from 392.76% at December 31, 2002 to 435.34% in 2003.

     Nonaccrual loans are loans which are 90 days past due and with respect to which, in management’s opinion, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis. Loans which are 90 days or more past due but continue to accrue interest are loans which, in management’s opinion, are well secured and are in the process of collection.

     The allowance is allocated among the loan categories based upon the consistent, quarterly procedures determined by management. However, the entire allowance for loan losses is available to absorb losses in any loan category. The following table details the allocation of the allowance for loan losses at December 31:

	(In Thousands of Dollars)
December 31,	2003		2002		2001		2000		1999
		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Commercial, Financial & Agricultural	$225	4.0%	$1,950	3.8%	$1,841	4.3%	$549	4.0%	$1,182	4.1%
One-to-Four Family Real Estate	1,925	35.7%
Commercial Real Estate	1,521	26.9%
Real Estate-Mortgage			2,088	64.3%	1,881	60.0%	2,878	59.3%	1,493	59.6%
Installment Loans to Individuals	2,968	33.4%	2,741	31.9%	2,720	35.7%	2,688	36.7%	3,103	36.3%

	$6,639	100.0%	$6,779	100.0%	$6,442	100.0%	$6,115	100.0%	$5,778	100.0%

     The allowance allocated to each of the four loan categories should not be interpreted as an indication that charge-offs in 2004 will occur in the same proportions or that the allocation indicates future charge-off trends.

The allowance allocated to the one-to-four family real estate loan category and the consumer loan category is based upon the Corporation’s allowance methodology for homogeneous loans, and increases and decreases in the

MANAGEMENT’S DISCUSSION

balances of those portfolios. More specifically, the consumer loan balance includes an indirect auto loan portfolio that represents approximately 89% of consumer loans. The indirect loan portfolio balances have increased over the past five years and allocations have increased accordingly. Due to the nature of this type of lending, the amount allocated to this category represents the largest percentage of the total loan loss provision. In previous years, the indirect loan category has historically represented the largest percentage of loan losses. The one-to-four family real estate loan category represents approximately 36% of total loans, but historically has a s mall loss history. For the commercial loan category, which represents only 4% of the total loan portfolio, management relies on the bank’s internal loan review procedures and allocates accordingly based on loan classifications. The final category – commercial real estate loans have been listed separately in this table for 2003 as compared to previous years when it was included in the Real Estate - Mortgage category. This loan category represents 27% of the total loan portfolio and management feels it to be prudent to list this category’s allocation separately. The allocation amounts in this category are determined through management’s quarterly assessment of classified loans. Each of these allocation categories includes a factor to include current economic conditions that may have an impact on future loan losses.

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

     As of December 31, 2003, there were no concentrations of loans exceeding 25% of total loans that are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.

Investment Securities

     The investment securities portfolio increased 16.4% or $41.092 million in 2003. As additional funds flowed into the Corporation from increases in customer deposit accounts,management prudently invested these funds in investment securities. Most of this increase was experienced in mortgage-backed securities,which grew $46.823 million. Investments in securities of states and political subdivisions also increased $7.603 million. The Corporation uses these tax-exempt municipal securities to increase investment yields and as a vehicle to lower our overall income tax rate.

     Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the Bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

     Mortgage-backed securities are created by the pooling of mortgages and issuance of a security. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages. Investments in mortgage-backed securities involve a risk that actual principal prepayments will be greater than estimated prepayments over the life of the security. Prepayment estimates for mortgage-backed securities are performed at purchase to ensure that prepayment assumptions are reasonable considering the underlying collateral for the mortgage-backed securities at issue and current mortgage interest rates and to determine the yield and estimated maturity of the mortgage-backed security portfolio. Prepayments that are faster than anticipated may shorten the life of the security and may result in faster amortization of any premiums paid and thereby reduce the net yield on such securities. During periods of declining mortgage interest rates, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security.

     The following table shows the book value of investment securities by type of obligation at the dates indicated:

Type	(In Thousands of Dollars)
December 31,	2003	2002	2001
U.S.Treasury Securities and Government Agencies	$99,617	$109,291	$75,019
Mortgage-backed securities	127,637	80,814	19,119
Obligations of States and Political Subdivisons	44,880	37,277	30,038
Other Securities	20,047	23,707	19,399

	$292,181	$251,089	$143,575

     A summary of debt securities held at December 31, 2003, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

Type and Maturity Grouping

	(In Thousands of Dollars)
	December 31, 2003
		Weighted
	Fair	Average
	Value	Yield (1)
U.S.Treasury and U.S. Government
Agency Securities:
Maturing Within One Year	$26,338	4.66%
Maturing After One Year But Within Five Years	71,692	4.21%
Maturing After Five Years But Within Ten Years	60	3.25%
Maturing After Ten Years	1,527	3.65%

Total U.S.Treasury and U.S. Government Agency Securities:	$99,617	4.33%

Mortgage-Backed Securities
Maturing Within One Year	$515	4.57%
Maturing After One Year But Within Five Years	22,856	2.71%
Maturing After Five Years But Within Ten Years	69,757	3.62%
Maturing After Ten Years	34,509	4.26%

Total Mortgage-Backed Securities:	$127,637	3.63%

MANAGEMENT’S DISCUSSION

Obligations of States and Political Subdivisions
Maturing Within One Year	$1,168	5.00%
Maturing After One Year But Within Five Years	7,538	5.27%
Maturing After Five Years But Within Ten Years	22,377	6.47%
Maturing After Ten Years	13,797	7.15%

Total Obligations of States and Political Subdivisions	$44,880	6.43%

Corporate Debt Securities
Maturing Within One Year	$1,035	7.39%
Maturing After One Year But Within Five Years	3,430	5.95%
Maturing After Ten Years	276	7.70%

Total Corporate Debt Securities	$4,741	6.38%

     (1) The weighted average yield has been computed by dividing the total interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 35% were $20.358 thousand, $134.908 thousand, $485.431 thousand and $328.992 thousand for the four ranges of maturities.

Deposits

     Deposits represent the Corporation’s principal source of funds. The deposit base consists of demand deposits, s avings and money market accounts and time deposits. During the year, the Corporation’s average total deposits increased 12.32% from $542.072 million in 2002 to $608.869 million in 2003. This increase was spread amongst the major interest-bearing deposit account categories. The Bank has continued to offer a competitive rate of interest on money market accounts to attract new customers and enhance existing account relationships.

     The steady increase in total deposits over the years reflects management’s efforts to continue to ensure the growth of the Bank and to maintain a viable banking institution. During 2003, the Bank has attracted deposits due to its effort to remain competitive in the local community as to rates paid for all types of deposits, particularly in the time deposit area. The Bank has been at or near the top in interest rates paid to depositors throughout 2003.

Borrowings

     Total borrowings increased $27.36 million or 36.21% since December 31, 2002. Securities sold under repurchase agreements increased $6.85 million. This growth was a result of the Bank offering above market rates on repurchase agreements. Management has since lowered rates closer to market levels. Federal Home Loan Bank advances increased $20.752 million during 2003 as the Bank took advantage of lower rates offered on various advance products.

Contractual Obligations,Commitments,Contingent Liabilities and Off-Balance Sheet Arrangements

     The following table presents, as of December 31, 2003, the Corporation’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in referenced note to the consolidated financial statements.

	(Dollars in thousands)
	Note						There-
	Ref.	2004	2005	2006	2007	2008	after
Deposits without maturity	—	$401,917	$—	$—	$—	$—	$—
Certificates of deposit	E	137,530	43,555	20,750	6,297	16,005	1,872
Other borrowed funds	—	708	48	41	45	48	297
Securities sold under repurchase agreements	F	57,962	—	—	—	—	—
Federal Home Loan Bank advances	G	23,968	3,567	4,598	3,770	3,011	4,860
Operating leases	D	39	54	54	54	54	350

     Note H to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exists under those agreements. Examples of these commitments and contingencies include commitments to extend credit and standby letters of credit.

     At December 31, 2003, the Corporation had no unconsolidated, related special purpose entities, nor did the Corporation engage in derivatives and hedging contracts, such as interest rate swaps, that may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet. Management’s policy is to not engage in derivatives contracts for speculative trading purposes.

Capital Resources

     Total Stockholders’ Equity decreased slightly from $80.952 million at December 31, 2002 to $80.214 million in 2003. The Corporation continues to utilize the stock repurchase program, repurchasing approximately 258,000 shares during 2003 at an average price of $16.09 per share. Shares repurchased by the Corporation are for general corporate purposes. During the year, the Corporation issued 280,000 shares through the dividend reinvestment program, and 248,000 shares were issued as a 2% stock dividend.

     The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). The bank subsidiary and holding company are required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2003, the bank subsidiary and holding company are required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The Bank and the holding company had capital ratios above the well-capitalized levels at December 31, 2003 and 2002.

MANAGEMENT’S DISCUSSION

Critical Accounting Policies

     The Corporation follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Corporation has identified one accounting policy that is a critical accounting policy and an understanding of this policy is necessary to understand our financial statements. This policy relates to determining the adequacy of the allowance for credit losses. Additional information regarding this policy is included in the notes to the consolidated financial statements, Note A (Summary of Significant Accounting Policies), Note C (Loans), and the section above captioned “Loan Portfolio”. Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.

Audit

     The Corporation’s internal auditor, who is responsible to the Audit Committee of the Board of Directors, reviews the results and performance of operating units within the Corporation for adequacy, effectiveness and reliability of accounting and reporting systems, as well as managerial and operating controls.

     The Corporation utilizes the services of an internal audit outsourcing firm to assist the internal auditor in developing and implementing a comprehensive internal audit plan and program.

     The Audit Committee consists of four non-employee directors whose duties include: consideration of the adequacy of the internal controls of the Corporation and the objectivity of financial reporting; inquiry into the number, extent, adequacy and validity of regular and special audits conducted by independent public accountants and the internal auditors; the recommendation to the Board of Directors of independent accountants to conduct the normal annual audit and special purpose audits as may be required; and reporting to the Board of Directors the Committee’s findings and any recommendation for changes in scope, methods or procedures of the auditing functions. The Audit Committee held eight meetings during 2003.

Information as to Stock Prices and Dividends

     The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB. There are approximately ten local and/or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 2003, there were 3,908 shareholders of record of common stock.

Market and Dividend Summary

Dividend Date	High	Low	Dividend
March 2002	$12.00	$11.05	$0.13
June 2002	11.85	11.10	0.13
September 2002	13.00	10.75	0.14
November 2002			2% Stock Dividend
December 2002	14.50	11.50	0.15

March 2003	$17.00	$14.15	$0.14
June 2003	16.80	15.80	0.15
September 2003	16.90	16.12	0.15
November 2003			2% Stock Dividend
December 2003	16.65	15.75	0.16

2003 ANNUAL REPORT

MANAGEMENT REPORT

January 9, 2004

INTERNAL CONTROL OVER FINANCIAL REPORTING

     Management of Farmers National Banc Corp. and subsidiary is responsible for preparing the Bank’s annual financial statements. Management is also responsible for establishing and maintaining effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and in conformity with the Federal Financial Institutions Examination Council Instructions for Consolidated Reports of Condition and Income (call report instructions). The Bank’s internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

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

     Management assessed the Bank’s internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions as of December 31, 2003. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2003, Farmers National Banc Corp. and subsidiary maintained effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Frank L. Paden, President and Secretary

Carl D. Culp, Executive Vice President and Treasurer

20 South Board Street • Po. Box 555 • Canfield, Ohio 44406

330-533-3341 • Toll free: 888-988-3276 • Fax: 330-533-0451 • www.fnbcanfield.com • E Mail: exec@fnbcanfield.com

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Farmers National Banc Corp.
Canfield, Ohio

We have audited the accompanying consolidated balance sheet of Farmers National Banc Corp. as of December 31, 2003, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Farmers National Banc Corp. as of December 31, 2002 and for the years ended December 31, 2002 and 2001, were audited by other auditors whose report dated January 17, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmers National Banc Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Cleveland, Ohio
January 9, 2004

2003 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET

	(In Thousands of Dollars)
December 31,	2003	2002

ASSETS
Cash and due from banks	$30,950	$31,204
Federal funds sold	2,864	4,537

TOTAL CASH AND CASH EQUIVALENTS	33,814	35,741

Securities available for sale	292,181	251,089
Loans	472,092	449,693
Less allowance for credit losses	6,639	6,779

NET LOANS	465,453	442,914

Premises and equipment, net	15,871	12,892
Other assets	5,496	5,462

TOTAL ASSETS	$812,815	$748,098

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (all domestic):
Noninterest-bearing	$55,024	$51,001
Interest-bearing	572,902	537,253

TOTAL DEPOSITS	627,926	588,254

Securities sold under repurchase agreements	57,962	51,117
Federal Home Loan Bank advances	43,774	23,022
Other borrowings	1,187	1,425
Other liabilities	1,752	3,328

TOTAL LIABILITIES	732,601	667,146

Stockholders’ Equity
Common Stock — Authorized 25,000,000 shares; issued 13,382,120 in 2003 and 12,854,352 in 2002	71,177	62,631
Retained earnings	16,287	18,404
Accumulated other comprehensive income	1,870	4,887
Treasury stock, at cost; 676,771 shares in 2003 and 418,774 shares in 2002	(9,120)	(4,970)

TOTAL STOCKHOLDERS’ EQUITY	80,214	80,952

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$812,815	$748,098

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

AND COMPREHENSIVE INCOME

	(In Thousands except Per Share Data)
Years ended December 31,	2003	2002	2001

INTEREST INCOME
Interest and fees on loans	$32,578	$34,424	$37,052
Interest and dividends on securities:
Taxable interest	8,552	6,752	5,483
Nontaxable interest	1,738	1,508	1,334
Dividends	645	711	897
Interest on federal funds sold and other	160	617	920

TOTAL INTEREST INCOME	43,673	44,012	45,686

INTEREST EXPENSE
Deposits	11,079	14,147	17,460
Borrowings	2,855	3,143	3,543

TOTAL INTEREST EXPENSE	13,934	17,290	21,003

NET INTEREST INCOME	29,739	26,722	24,683
Provision for credit losses	870	1,080	1,080

NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	28,869	25,642	23,603

OTHER INCOME
Service charges on deposit accounts	1,920	1,868	2,098
Security gains	0	232	112
Other operating income	1,058	1,092	1,209

TOTAL OTHER INCOME	2,978	3,192	3,419

OTHER EXPENSES
Salaries and employee benefits	10,595	9,661	9,002
Net occupancy expense of premises	1,099	1,062	1,055
Furniture and equipment expense, including depreciation	1,185	1,223	1,261
State and local taxes	875	850	856
Loan expenses	473	548	283
Other operating expenses	4,145	4,219	4,361

TOTAL OTHER EXPENSES	18,372	17,563	16,818

INCOME BEFORE INCOME TAXES	13,475	11,271	10,204
INCOME TAXES	3,960	3,337	2,914

NET INCOME	9,515	7,934	7,290
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Change in net unrealized gains (losses) on securities, net of reclassifications	(3,017)	3,146	1,369

COMPREHENSIVE INCOME	$6,498	$11,080	$8,659

NET INCOME PER SHARE-basic and diluted	$0.75	$0.63	$0.59

See accompanying notes to consolidated financial statements

2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF

STOCKHOLDERS’ EQUITY

	(In Thousands except Per Share Data)
Years ended December 31,	2003	2002	2001

COMMON STOCK
Balance at beginning of year	$62,631	$55,419	$49,451
100 shares issued from stock options exercised	1	0	0
248,023 shares issued as a 2% stock dividend in 2003, 242,842 in 2002 and 236,483 in 2001	4,031	3,278	2,601
279,645 shares issued from dividend reinvestment in 2003, 323,828 in 2002 and 359,112 in 2001	4,514	3,934	3,367

Balance at end of year	71,177	62,631	55,419

RETAINED EARNINGS
Balance at beginning of year	18,404	20,672	22,226
Net income	9,515	7,934	7,290
Dividends declared:
$.61 cash dividends per share in 2003, $.57 in 2002 and $.53 in 2001	(7,601)	(6,924)	(6,243)
Stock dividends	(4,031)	(3,278)	(2,601)

Balance at end of year	16,287	18,404	20,672

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of year	4,887	1,741	372
Change in net unrealized gains (losses) on securities, net of reclassifications	(3,017)	3,146	1,369

Balance at end of year	1,870	4,887	1,741

TREASURY STOCK, AT COST
Balance at beginning of year	(4,970)	(2,114)	(1,216)
Purchase of 257,997 shares in 2003, 242,423 in 2002 and 88,516 in 2001	(4,150)	(2,856)	(898)

Balance at end of year	(9,120)	(4,970)	(2,114)

TOTAL STOCKHOLDERS’ EQUITY AT END OF YEAR	$80,214	$80,952	$75,718

See accompanying notes to consolidated financial statements

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In Thousands of Dollars)
Years ended December 31,	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Interest received	$46,584	$45,585	$48,196
Fees and commissions received	2,978	2,960	3,380
Interest paid	(13,859)	(17,863)	(21,268)
Cash paid to suppliers and employees	(17,342)	(16,642)	(16,209)
Income taxes paid	(4,122)	(2,719)	(3,319)

NET CASH PROVIDED BY OPERATING ACTIVITIES	14,239	11,321	10,780

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in interest-bearing time deposits maturing in more than 90 days	0	0	99
Proceeds from maturities and repayments of securities available for sale	74,247	33,419	27,301
Proceeds from sales of securities available for sale	0	1,518	9,395
Purchases of securities available for sale	(121,816)	(138,188)	(50,924)
Net decrease (increase) in loans made to customers	(24,563)	(16,178)	13,152
Purchases of premises and equipment	(3,826)	(800)	(1,309)

NET CASH USED IN INVESTING ACTIVITIES	(75,958)	(120,229)	(2,286)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	39,524	84,619	35,324
Net increase in short-term borrowings	6,672	4,342	7,477
Proceeds from Federal Home Loan Bank borrowings and other debt	24,902	9,460	4,739
Repayment of Federal Home Loan Bank borrowings and other debt	(4,217)	(13,330)	(21,538)
Purchase of Treasury Stock	(4,150)	(2,855)	(898)
Dividends paid	(7,454)	(6,934)	(6,260)
Proceeds from dividend reinvestment and exercise of stock options	4,515	3,934	3,367

NET CASH PROVIDED BY FINANCING ACTIVITIES	59,792	79,236	22,211

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,927)	(29,672)	30,705
CASH AND CASH EQUIVALENTS
Beginning of year	35,741	65,413	34,708

End of year	$33,814	$35,741	$65,413

RECONCILIATION OF INCOME TO NET CASH PROVIDED BY OPERATIONS
Net income	$9,515	$7,934	$7,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	848	839	794
Amortization and accretion	3,137	2,091	2,158
Provision for credit losses	870	1,080	1,080
Securities gains	0	(232)	(112)
Other	(131)	(391)	(430)

NET CASH PROVIDED BY OPERATING ACTIVITIES	$14,239	$11,321	$10,780

See accompanying notes to consolidated financial statements

2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

     The consolidated financial statements include the accounts of Farmers National Banc Corp. (the Corporation) and its wholly-owned subsidiary, The Farmers’ National Bank of Canfield (the Bank). All significant intercompany balances and transactions have been eliminated.

Nature of Operations:

     The Corporation’s wholly owned subsidiary, The Farmers National Bank of Canfield, operates under a national bank charter and provides full banking services. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is the northeastern region of Ohio and service is provided at seventeen (17) locations.

Operating Segments:

     While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allowance for loan losses and fair values of financial instruments are particularly subject to change. Actual results could differ from those estimates.

Cash Flows:

     Cash and cash equivalents include cash on hand, due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Net cash flows are reported for loan and deposit transactions.

Securities Available for Sale:

     Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Fair value is based on market price if available. If market price is not available, fair value is based on broker quotations. Other securities such as Federal Home Loan Bank stock are carried at cost. Deferred income taxes are provided on any unrealized appreciation or decline in value. Such appreciation or decline in value, net of deferred taxes, is reflected as a separate component of stockholders’ equity. Gains and losses are determined using the specific identification method. The Corporation does not utilize a trading account. Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans:

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. The accrual of interest income is ordinarily discontinued when a loan becomes 90 days past due as to principal or interest; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Consumer and credit card loans are typically charged off no later than 180 days past due. When interest accruals are discontinued, interest credited to income in the current year is reversed. When the loan is determined to be uncollectible, interest accrued in prior years and the principal are charged to the allowance for loan losses. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. This policy applies to the bank’s installment, real estate and commercial loans.

Allowance for Credit Losses:

     The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. The allowance is based on management’s judgment taking into consideration past loss experience, reviews of individual credits, current economic conditions and other factors considered relevant by management at the financial statement date. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowances. If additions to the original estimate of the allowance for credit losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

     The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

     A loan is impaired when full payment under the loan terms is not expected. The reserve for loan losses related to loans that are considered impaired is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets:

     Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Premises and Equipment:

     Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method. The estimated useful lives are based on the asset type and range from 3 to 40 years. Land is carried at cost.

Intangibles:

     Identified purchased intangibles, primarily core deposits, are recorded at cost and amortized on a straight-line basis over terms ranging from 8 to 15 years. Intangible amortization of $97 thousand was recorded in 2003, 2002 and 2001.

Long-term Assets:

     Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments:

     Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes:

     Income taxes, based on filing a consolidated return with the Bank’s subsidiary, are provided for amounts currently due and deferred amounts computed based on the expected future tax consequences of temporary differences between the financial accounting and income tax basis of assets and liabilities, and is computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

Fair Value of Financial Instruments:

     Fair value of financial instruments are estimated using relevant market information and other assumptions as more fully disclosed in Note M. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Stock-Based Compensation:

     Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	(In Thousands of Dollars)
December 31,	2003	2002	2001

Net income, as reported	$9,515	$7,934	$7,290
Less: Total stock-based employee compensation expense determined under fair-value-based method	(30)	(31)	(19)

Pro forma net income	$9,485	$7,903	$7,271

Earnings per share (basic and diluted):
As reported	$.75	$.63	$.59
Pro forma	$.75	$.63	$.59

     The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no stock option grants in 2003 or 2002.

2001

Risk-free interest rate	2.47%
Expected option life	5 years
Expected stock price volatility	34.3%
Dividend yield	4.43%

Advertising:

     The Bank expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2003, 2002 and 2001 was $363 thousand, $468 thousand and $428 thousand, respectively.

Earnings Per Share:

     Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income:

     Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists solely of unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.

Adoption of New Accounting Standards:

     During 2003, the Corporation adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Corporation’s operating results or financial condition.

     Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable.

2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding.

Loss Contingencies:

     Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash:

     Cash on hand or on deposit with the Federal Reserve Bank of $6.628 million and $4.631 million was required to meet regulatory reserve and clearing requirements at year end 2003 and 2002. These balances do not earn interest.

Reclassifications:

     Certain items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE B - SECURITIES AVAILABLE FOR SALE

     Securities available for sale at December 31, 2003 and 2002 are summarized (at fair value) as follows:

	(In Thousands of Dollars)
	2003	2002

U.S. Treasury and U.S. Government agencies	$99,617	$109,291
Corporate debt securities	4,741	6,725
Mortgage-backed securities	127,637	80,814
Obligations of states and political subdivisions	44,880	37,277

Total debt securities	276,875	234,107
Equity securities	15,306	16,982

TOTALS	$292,181	$251,089

     Net unrealized gains (losses) for securities available for sale at December 31, 2003 and 2002 are summarized below:

	(In Thousands of Dollars)
			NET
			UNREALIZED
	UNREALIZED	UNREALIZED	GAINS
December 31, 2003	GAINS	LOSSES	(LOSSES)

U.S. Treasury and U.S. Government agencies	$2,987	$(14)	$2,973
Corporate debt securities	246	0	246
Mortgage-backed securities	682	(969)	(287)
Obligations of states and political subdivisions	1,540	(45)	1,495

Total debt securities	5,455	(1,028)	4,427
Equity securities	339	(1,933)	(1,594)

TOTALS	$5,794	$(2,961)	$2,833

	(In Thousands of Dollars)
			NET
			UNREALIZED
	UNREALIZED	UNREALIZED	GAINS
December 31, 2002	GAINS	LOSSES	(LOSSES)

U.S. Treasury and U.S. Government agencies	$4,646	$(19)	$4,627
Corporate debt securities	229	0	229
Mortgage-backed securities	1,243	(19)	1,224
Obligations of states and political subdivisions	1,114	(35)	1,079

Total debt securities	7,232	(73)	7,159
Equity securities	245	0	245

TOTALS	$7,477	$(73)	$7,404

     The fair value of debt securities available for sale by contractual maturities at December 31, 2003 are summarized below. Mortgage-backed securities are not due at a single maturity date and are shown separately.

(In Thousands of Dollars)
Available for sale - Debt securities	FAIR VALUE

Due in 1 year or less	$28,541
Due after one year through five years	82,661
Due after five years through ten years	20,045
Due after ten years	17,991
Mortgage-backed securities	127,637

TOTALS	$276,875

     Securities with a carrying amount of $122 million at December 31, 2003 and $105 million at December 31, 2002 were pledged to secure public deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

     At year end 2003 and 2002, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.

     Securities with unrealized losses at year end 2003 not recognized in income are as follows:

	(In Thousands of Dollars)
	Less than 12 Months		12 Months or More		Total

Description	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
of Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Government agencies	$2,029	$(6)	$1,065	$(8)	$3,094	$(14)
Mortgage-backed securities	74,562	(957)	387	(12)	74,949	(969)
Obligations of states and political subdivisions	3,285	(45)			3,285	(45)
Equity securities	1,912	(124)	8,192	(1,809)	10,104	(1,933)

Total temporarily impaired	$81,788	$(1,132)	$9,644	$(1,829)	$91,432	$(2,961)

     Unrealized losses on securities have not been recognized into income because management has the intent and ability to hold for the foreseeable future and the decline in fair value is largely due to increases in market interest rates, including the adjustable rate U.S. Government agency preferred stock included in equity securities. The fair value is expected to recover as the securities approach their maturity date and/or market rates change.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C - LOANS

     Following is a summary of loans:

	(In Thousands of Dollars)
December 31,	2003	2002

Residential Real Estate	$169,542	$172,513
Commercial Real Estate	127,226	117,417
Consumer	155,461	141,538
Commercial	18,698	17,185

Subtotal	470,927	448,653
Net origination and deferred loan fees and costs	1,165	1,040
Allowance for loan losses	(6,639)	(6,779)

NET LOANS	$465,453	$442,914

     Following is an analysis of changes in the allowance for loan losses for the years ended December 31:

(In thousands of dollars)	2003	2002	2001

Balance at beginning of year	$6,779	$6,442	$6,115
Provision for loan losses	870	1,080	1,080
Recoveries	365	437	510
Loans charged off	(1,375)	(1,180)	(1,263)

Balance at end of year	$6,639	$6,779	$6,442

Impaired loans were as follows:

(In thousands of dollars)	2003	2002

Year-end loans with no allocated allowance for loan losses	$0	$0
Year-end loans with allocated allowance for loan losses	806	0

Total	$806	$0

Amount of the allowance for loan losses allocated	$278	$0

(In thousands of dollars)	2003

Average of impaired loans during the year	$693
Interest income recognized during impairment	52
Cash-basis interest income recognized	54

Impaired loans were immaterial for 2002 and 2001.

Nonperforming loans were as follows:

(In thousands of dollars)	2003	2002

Loans past due over 90 days still on accrual	$411	$461
Nonaccrual loans	1,114	1,265

     Nonperforming loans includes both smaller balance homogenous loans that are collectively evaluated for impairment and individually classified impaired loans.

     Certain directors, executive officers and associates of such persons were loan customers during 2003. A summary of related party loan activity is as follows:

(In Thousands of Dollars)
Total loans at December 31, 2002	$3,409
New loans	2,859
Repayments	(981)

Total loans at December 31, 2003	$5,287

NOTE D - PREMISES AND EQUIPMENT

     Following is a summary of premises and equipment:

	(In Thousands of Dollars)
December 31,	2003	2002

Land	$2,713	$2,713
Premises	14,790	11,841
Equipment	7,930	7,051
Leasehold Improvements	198	198

	25,631	21,803
Less accumulated depreciation	(9,760)	(8,911)

NET BOOK VALUE	$15,871	$12,892

     Depreciation expense was $848 thousand for the year ended December 31, 2003, $839 thousand for 2002 and $794 thousand for 2001.

     The Bank leases a branch location under a noncancelable operating lease extending to 2014. Rental expense charged to operations totaled $78 thousand for 2003, $75 thousand for 2002 and $44 thousand for 2001. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2003:

(In Thousands of Dollars)
2004	$39
2005	54
2006	54
2007	54
2008	54
Thereafter	350

TOTAL	$605

NOTE E - INTEREST-BEARING DEPOSITS

     Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2003:

(In Thousands of Dollars)
2004	$137,530
2005	43,555
2006	20,750
2007	6,297
2008	16,005
Thereafter	1,872

TOTAL	$226,009

2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities:

(In thousands of dollars)	2003	2002

Three months or less	$14,736	$14,012
Three to six months	12,161	1,889
Six to twelve months	19,177	3,802
Over twelve months	24,607	30,432

TOTAL	$70,681	$50,135

NOTE F - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     The Bank enters into sales of securities under repurchase agreements. Securities sold under repurchase agreements are financing arrangements that mature within 89 days. All such arrangements are with retail and commercial customers of the bank. At maturity, the securities underlying that agreements are returned to the Bank. The securities, although held in safekeeping outside the Bank, were under the Bank’s control. The outstanding balances and related information are summarized as follows:

(In thousands of dollars)	2003	2002

Carrying value of securities	$65,647	$67,786
Maximum month end balance during the year	82,701	59,979
Average balance during the year	67,418	53,579
Average year end interest rate	1.58%	3.10%
Average interest rate during the year	2.37%	3.10%

NOTE G - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

     Federal Home Loan Bank advances at December 31, 2003 are secured by a blanket pledge of residential mortgage loans totaling $54.717 million and the Bank’s investment in FHLB stock. Each advance is subject to a prepayment penalty if paid prior to its maturity date. Advances from the Federal Home Loan Bank were as follows:

	December 31,
	2003		2002

		Weighted		Weighted
		Average		Average
(In Thousands of Dollars)	Amount	Rate	Amount	Rate

Fixed-rate advances, at rates from 1.09% to 7.05%	$43,774	3.32%	$22,222	5.30%
Variable-rate advances	0	0.00%	800	1.95%

Total advances	$43,774	3.32%	$23,022	5.19%

     Scheduled repayments of FHLB advances are as follows:

Maturing in:	(In Thousands of Dollars)
2004	$23,968
2005	3,567
2006	4,598
2007	3,770
2008	3,011
Later years	4,860

TOTAL	$43,774

     The Bank has access to lines of credit amounting to $18 million at three major domestic banks that are at below prime rate. These lines and terms are periodically reviewed by the banks and are generally subject to withdrawal at their discretion. At December 31, 2003, the Bank had not borrowed against these lines of credit.

NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES

     Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

     The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2003		2002

	Fixed	Variable	Fixed	Variable
(In thousands of dollars)	Rate	Rate	Rate	Rate

Commitments to make loans	$7,968	$8,068	$4,569	$3,587
Unused lines of credit and letters of credit	$20,352	$17,761	$23,519	$14,676

     Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 6.25% to 7.95% and maturities ranging from 15 years to 20 years.

     Standby letters of credit are considered financial guarantees under FASB Interpretation 45. The standby letters of credit have a contractual value of $954 thousand in 2003 and $1.379 million in 2002. The carrying amount of these items on the balance sheet is not material.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I - STOCK OPTIONS

     Options to buy stock are granted to directors, officers and employees under the Corporation’s Stock Option Plan, which provides for issue up to 375,000 options. Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over a five year period.

     A summary of the activity in the plan is as follows

	2003		2002		2001

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	55,500	$11	56,000	$11	0	$0
Granted	0		0		56,000	11
Exercised	100	11	0		0
Forfeited or expired	3,400	11	500	11	0

Outstanding at end of year	52,000	$11	55,500	$11	56,000	$11

Options exercisable at year-end	20,800		11,100		0
Weighted average fair value of options granted during year		$0.00		$0.00		$2.71

     Options outstanding at year-end 2003 were as follows.

		Outstanding		Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Number	Life	Price	Number	Price

$11	52,000	7.9 years	$11	20,800	$11

NOTE J - REGULATORY MATTERS

     The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 2003, the Bank had $817 thousand of retained earnings available for distribution without requiring prior approval of the Comptroller of the Currency.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the bank subsidiary’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank subsidiary must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 2003, the most recent notification from the Office o f the Comptroller of the Currency categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s capital category.

     The following table reflects various measures of capital at year-end:

		(In Thousands of Dollars)
				Requirement		To be “Well Capitalized”
				For Capital		Under Prompt Corrective
		Actual		Adequacy Purposes:		Action Provisions:
		Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2003
Total Capital to risk weighted assets:	Consolidated	$83,108	16.77%	$39,654	8.00%	$49,567	10.00%
	Bank	73,467	14.84	39,600	8.00	49,500	10.00
Tier I Capital to risk weighted assets:	Consolidated	$76,907	15.52%	$19,827	4.00%	$29,740	6.00%
	Bank	67,274	13.59	19,800	4.00	29,700	6.00
Tier I Capital to average assets:	Consolidated	$76,907	9.57%	$32,142	4.00%	$40,177	5.00%
	Bank	67,274	8.40	32,047	4.00	40,059	5.00
As of December 31, 2002
Total Capital to risk weighted assets:	Consolidated	$81,473	17.66%	$36,916	8.00%	$46,145	10.00%
	Bank	78,626	17.05	36,884	8.00	46,106	10.00
Tier I Capital to risk weighted assets:	Consolidated	$75,582	16.38%	$18,458	4.00%	$27,687	6.00%
	Bank	72,850	15.80	18,442	4.00	27,663	6.00
Tier I Capital to average assets:	Consolidated	$75,582	10.21%	$29,617	4.00%	$37,021	5.00%
	Bank	72,850	9.87	29,530	4.00	36,912	5.00

2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K - EMPLOYEE BENEFIT PLANS

     The Bank has a qualified 401(k) deferred compensation, noncontributory Retirement Savings Plan. All employees of the bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation pursuant to section 401(k) of the Internal Revenue Code. The Bank matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the company may make an additional profit sharing contribution to the plan.Total expense was $447 thousand, $381 thousand and $390 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.

     The Corporation maintains a deferred compensation plan for certain existing employees and retirees. Expense under the plan was $59 thousand for the year ended December 31, 2003 and $63 thousand for each of the years ended December 31, 2002 and 2001.

NOTE L - INCOME TAXES

     The provision for income taxes (credit) consists of the following:

	(In Thousands of Dollars)
Years ended December 31,	2003	2002	2001

Current	$4,533	$3,398	$3,105
Deferred	(573)	(61)	(191)

TOTALS	$3,960	$3,337	$2,914

     Following is a reconciliation between income taxes at statutory rates and actual taxes based on income before income taxes:

Years ended	(In Thousands of Dollars)
December 31,	2003		2002		2001

		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Statutory tax	$4,716	35%	$3,945	35%	$3,571	35%
Effect of nontaxable interest	(557)	(4)	(584)	(5)	(548)	(5)
Dividend exclusion	(110)	(1)	(123)	(3)	(151)	(3)
Other	(89)	(1)	99	3%	42	2%

ACTUAL TAX	$3,960	29%	$3,337	30%	$2,914	29%

Deferred tax assets (liabilities) are comprised of the following at December 31:

	(In Thousands of Dollars)
	2003	2002

Deferred tax assets:
Allowance for credit losses	$2,324	$1,517
Deferred compensation	260	259
Other	61	52

Gross deferred tax assets	$2,645	$1,828

Deferred tax liabilities:
Depreciation	$(803)	$(673)
Net unrealized gain or securities	(991)	(2,517)
Federal Home Loan Bank dividends	(466)	(404)
Other	(81)	(29)

Gross deferred tax liabilities	(2,341)	(3,623)

NET DEFERRED TAX ASSET (LIABILITY)	$304	$(1,795)

     No valuation allowance for deferred tax assets was recorded at December 31, 2003 and 2002. Income taxes (benefit) applicable to investment securities gains in 2003, 2002 and 2001 were $0, $79 thousand and $38 thousand, respectively.

NOTE M - DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2003:

Cash and cash equivalents:

     The carrying amounts in the consolidated balance sheets of cash and cash equivalents approximates their fair value.

Investment securities:

     The fair value of securities available for sale equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans:

     The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:

     The fair value of demand deposits, s avings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

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

Off balance sheet commitments:

     The fair value of commitments is nominal.

     The estimated fair values of the company’s financial instruments as of December 31, 2003 and 2002 are as follows:

	(In Thousands of Dollars)
	2003		2002

	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets:
Cash and cash equivalents	$33,814	$33,814	$35,741	$35,741
Investment securities:
Available for sale	288,473	288,523	247,525	247,510
Loans - Net	465,453	476,672	442,914	445,904
Federal Home Loan Bank stock	3,708	3,708	3,564	3,564
Accrued interest receivable	4,188	4,188	4,058	4,058
Financial liabilities:
Deposits	$627,926	$629,359	$588,254	$584,088
Securities sold under repurchase agreements	57,962	57,962	51,117	51,117
Federal Home Loan Bank advances	43,774	44,435	23,022	23,053
Accrued interest payable	789	789	713	713

NOTE N - EARNINGS PER SHARE

     The computation of basic and diluted earnings per share is shown in the following table:

	(In Thousands except share data)
December 31,	2003	2002	2001

Basic EPS computation
Numerator - Net income	$9,515	$7,934	$7,290

Denominator - Weighted average shares outstanding	12,659,296	12,591,754	12,440,623

Basic earnings per share	$.75	$.63	$.59

Diluted EPS computation
Numerator - Net income	$9,515	$7,934	$7,290

Denominator - Weighted average shares outstanding for basic earnings per share	12,659,296	12,591,754	12,440,623
Effect of Stock Options	16,472	4,412	803

Weighted averages shares for diluted earnings per share	12,675,768	12,596,166	12,441,426

Diluted earnings per share	$.75	$.63	$.59

NOTE O - OTHER COMPREHENSIVE INCOME (LOSS)

     The following table discloses the reclassification of available for sale security gains and losses, net of tax:

	(In thousands of dollars)
December 31,	2003	2002	2001

Net unrealized holding gains (losses) on available for sale securities arising during the period	$(3,017)	$3,299	$1,443
Less: Reclassification adjustment for net gains realized in net income	0	153	74

Net unrealized gains (losses)	$(3,017)	$3,146	$1,369

2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P - QUARTERLY FINANCIAL DATA (UNAUDITED)

	(In Thousands except Per Share Data)
Quarter Ended 2003	March 31	June 30	September 30	December 31

Total interest income	$10,923	$11,088	$10,825	$10,837
Total interest expense	3,714	3,653	3,356	3,211

Net interest income	7,209	7,435	7,469	7,626
Provision for credit losses	270	200	190	210
Non-interest income	708	749	781	740
Non-interest expense	4,527	4,540	4,604	4,701

Income before federal income taxes	3,120	3,444	3,456	3,455
Federal income taxes	914	1,021	1,014	1,011

Net income	$2,206	$2,423	$2,442	$2,444

Per share data:
Net income - basic and diluted	$0.18	$0.19	$0.19	$0.19
Dividends	$0.14	$0.15	$0.15	$0.16

Quarter Ended 2002	March 31	June 30	September 30	December 31

Total interest income	$10,666	$10,936	$11,180	$11,230
Total interest expense	4,611	4,552	4,218	3,909

Net interest income	6,055	6,384	6,963	7,321
Provision for credit losses	270	270	270	270
Non-interest income	773	801	864	754
Non-interest expense	4,322	4,368	4,374	4,499

Income before federal income taxes	2,236	2,547	3,182	3,306
Federal income taxes	633	735	941	1,028

Net income	$1,603	$1,812	$2,241	$2,278

Per share data:
Net income - basic and diluted	$0.13	$0.14	$0.18	$0.18
Dividends	$0.13	$0.13	$0.14	$0.15

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q - CONDENSED FINANCIAL INFORMATION

     Below is condensed financial information of Farmers National Banc Corp. (parent company only). In this information, the parent’s investment in the Bank is stated at cost plus equity in undistributed earnings of the subsidiary since acquisition. This information should be read in conjunction with the consolidated financial statements and related notes.

	(In Thousands of Dollars)
	December 31,2003	December 31,2002

BALANCE SHEETS
Assets:
Cash	$9,650	$3,244
Investment in bank subsidiary	70,581	78,076
Securities available for sale	1,699	1,699
Other securities	653	477
Other	3	45

TOTAL ASSETS	$82,586	$83,541

Liabilities:
Dividends payable	$1,220	$1,072
Other accounts payable	1,152	1,517

TOTAL LIABILITIES	2,372	2,589

Stockholders equity:
Common stock	71,177	62,631
Retained earnings	16,287	18,404
Accumulated other comprehensive income	1,870	4,887
Treasury stock, at cost; 676,771 shares in 2003 and 418,774 shares in 2002	(9,120)	(4,970)

TOTAL STOCKHOLDERS’ EQUITY	80,214	80,952

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$82,586	$83,541

2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME	(In Thousands of Dollars)
Years ended December 31,	2003	2002	2001

Income:
Dividends from subsidiary bank	$14,050	$5,966	$4,099
Interest and dividends on securities	32	52	103
Investment security gains	0	153	0

TOTAL INCOME	14,082	6,171	4,202
Other expenses	(170)	(154)	(210)
Equity in undistributed net income of subsidiary (dividends in excess of net income)	(4,397)	1,917	3,298

NET INCOME	$9,515	$7,934	$7,290

STATEMENTS OF CASH FLOWS	(In Thousands of Dollars)
Years ended December 31	2003	2002	2001

Cash flows from operating activities:
Net income	$9,515	$7,934	$7,290
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income of subsidiary (dividends in excess of net income)	4,397	(1,917)	(3,298)
Other	(375)	1,023	263

NET CASH PROVIDED BY OPERATING ACTIVITIES	13,537	7,040	4,255

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	1,700	1,702	1,800
Proceeds from sales of investment securities available for sale	0	241	0
Purchases of other securities and securities available for sale	(1,742)	(1,741)	(1,671)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(42)	202	129

Cash flows from financing activities:
Purchase of treasury stock	(4,150)	(2,856)	(898)
Dividends paid	(7,454)	(6,934)	(6,260)
Proceeds from sale of common stock and exercise of stock options	4,515	3,934	3,367

NET CASH USED IN FINANCING ACTIVITIES	(7,089)	(5,856)	(3,791)

NET INCREASE IN CASH	6,406	1,386	593
CASH
Beginning of year	3,244	1,858	1,265

End of year	$9,650	$3,244	$1,858

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

BOARD OF DIRECTORS

ANNUAL MEETING NOTICE

The annual meeting of Shareholders will be held at Kenneth F. McMahon Hall at the Mill Creek MetroParks Experimental & Educational Building at 7574 Columbiana-Canfield Rd., Canfield, OH 44406, at 3:30 p.m. local time, on Tuesday, March 30, 2004.

COMMON STOCK LISTING

Farmers National Banc Corp. common stock trades on the OTC Bulletin Board under the symbol FMNB.OB. At December 31, 2003, there were 12,705,349 shares outstanding and approximately 3,908 shareholders.

DIVIDEND PAYMENTS

Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December.

DIVIDEND REINVESTMENT PLAN (DRIP)

Registered shareholders can purchase additional shares of Farmers’ common stock through Farmers Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends, supplemental cash contributions not to exceed $1,000 per quarter and the safekeeping of stock certificates. To obtain our Plan prospectus, contact Susan Better at Toll Free 1-888-988-3276 or email exec@fnbcanfield.com.

DIRECT DEPOSIT OF CASH DIVIDENDS

Shareholders have the option of having their cash dividends sent directly to their financial institution for deposit into their savings or checking account.

STOCK TRANSFER AGENT
Farmers National Bank
Attention: Susan Better, AVP, Corporate Services Administration
P.O. Box 555
Canfield, OH 44406
Toll Free 1-888-988-3276

FORM 10-K

A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention:

Mr. Carl D. Culp, Treasurer
Farmers National Banc Corp.
20 South Broad Street, P.O. Box 555
Canfield, OH 44406
Toll Free 1-888-988-3276

Directors, standing left to right:

Frank L Paden, President & CEO-Farmers National Bank, President & Secretary-Farmers National Banc Corp., Earl R. Scott, Benjamin R. Brown, Ralph D. Macali, Ronald V. Wertz, Joseph D. Lane, William D. Stewart, Chairman-Farmers National Banc Corp., Edward A. Ort

WEBSITE www.fnbcanfield.com

2003 ANNUAL REPORT

OFFICERS

FARMERS NATIONAL
BANC CORP. OFFICERS

William D. Stewart
Chairman

Frank L. Paden
President & Secretary

Carl D. Culp
Executive Vice President &
Treasurer

Donald F. Lukas
Senior Vice President

FARMERS NATIONAL
BANK OFFICERS

Frank L. Paden
President & CEO

Carl D. Culp
Executive Vice President
Cashier & CFO

Donald F. Lukas
Senior Vice President
Bank Systems

Mark L. Graham
Vice President
Loan Administrator

Bradley S. Henderson
Vice President
Branch Adm. & Security

Anthony F. Peluso
Vice President
Human Resources

Barbara C. Fisher
Vice President
Deposit Operations &
Marketing

Daniel G. Cerroni
Vice President
Niles Loans

Joseph E. Chapman
Vice President
Niles Collections

Richard G. Ferraro
Vice President
Niles

Thomas G. Hathhorn
Vice President
Niles

Frederick M. Kotheimer
Vice President
Loan Review

Kevin T. Lamar
Vice President
Niles

Alfred F. Ridel
Vice President
Consumer Loans

James G. Swift
Vice President
Niles Operations Center

Robert E. True
Vice President
Niles

Keith A. Leonard
Assistant Vice President
Canfield Loans

Richard R. Lytle
Assistant Vice President
Youngstown Rd.

Susan E. Better
Assistant Vice President
Corporate Services Admin.

Mary Jane Naples
Assistant Vice President
Niles Operations Center

Phyllis A. Welton
Assistant Vice President
Niles Operations Center

Andrew A. Baird
Assistant Cashier
Canfield Data Center

Pamela J. Cleghorn
Assistant Cashier
Niles

Matthew W. Close
Assistant Cashier
Damascus

Janine E. Cox
Assistant Cashier
Credit Administration

Charlene K. Daugherty
Assistant Cashier
Human Resources

David E. Enterline
Assistant Cashier
Network Administrator

Merle C. Garritano
Assistant Cashier
Canfield Loans

Geraldine J. Gbur Polas
Assistant Cashier
Columbiana

Lynnita J. Himes
Assistant Cashier
Western Reserve

Diane C. King
Assistant Cashier
Girard

Rob L. Mort
Corporate Acct. Officer
Canfield

Joanie F. Orr
Assistant Cashier
Accounting

Patricia C. Rosko
Assistant Cashier
Austintown

Robert L. Rozeski
Assistant Cashier
Leetonia

Barbara L. Sitler
Assistant Cashier
Cornersburg

Deborah N. Testa
Assistant Cashier
Eastwood

Dennis S. Vitt
Assistant Cashier
Poland

Dorothy J. Weeden
Assistant Cashier
Canfield

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

CORPORATE HEADQUARTERS

BRANCH LOCATIONS

Austintown	22 North Niles-Canfield Road • Youngstown, OH 44515	792-1411
Boardman	102 West Western Reserve Road • Boardman, OH 44512	726-8896
Canfield	Main Office 20 South Broad Street • Canfield, OH 44406	533-3341
Colonial Plaza	401 East Main Street • Canfield, OH 44406	533-2686
Columbiana	340 State Rt. 14 • Columbiana, OH 44408	332-1558
Cornersburg	3619 S. Meridian Road • Youngstown, OH 44511	793-3971
Damascus	29053 State Rt. 62 • Damascus, OH 44619	537-4004
Girard	121 North State Street • Girard, OH 44420	545-9791
Lake Milton	17817 Mahoning Avenue • Lake Milton, OH 44429	654-3351
Leetonia	16 Walnut Street • Leetonia, OH 44431	427-2436
Mineral Ridge	3826 South Main Street • Mineral Ridge, OH 44440	544-7340
Niles	1 South Main Street • Niles, OH 44446	544-7400
Niles Drive Up	170 East State Street • Niles, OH 44446	544-7420
Niles Ops. Center	51 South Main Street • Niles, OH 44446	544-7400
Niles	5845 Youngstown-Warren Road • Niles, OH 44446	544-7410
Poland	106 McKinley Way West • Poland, OH 44514	757-7508
Salem	1858 East State Street • Salem, OH 44460	332-1558
Warren	2910 Youngstown-Warren Road • Warren, OH 44484	369-5400