Form 10-K, Exhibit 13
period 2004-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2005-03-16
CIK 709337

Exhibit 13

RELATIONSHIPS FORM THE FABRIC OF OUR SUCCESS

FARMERS NATIONAL BANC CORP.
2004 ANNUAL REPORT

RELATIONSHIPS FORM THE FABRIC OF OUR SUCCESS

About the theme of this Annual Report...

If you wanted to understand the steady growth of Farmers National Bank, you might examine the more than a century’s worth of financial records that have accumulated since your company’s founding in 1887.

The numbers would tell a story — a positive story, well worth sharing.

But, if you want to understand the deeper reasons for Farmers’ enduring success, you’d need to look at a different set of numbers, more difficult to obtain. For it’s the untold number of positive and mutually beneficial relationships that have truly been responsible for our progress, strength and stability.

Specifically, we are referring to our relationships with our investors, our customers, and the communities we serve, as well as with other institutions and organizations instrumental to our growth.

Every one of these relationships winds like a thread through the fabric of our success, and woven together as a whole they connect our modern, present day institution to our beginnings in the 19th Century.

A relationship can’t be quantified and recorded in a ledger. Yet, the bottom line of any viable business reflects in part how much it has invested in its relationships, recognized their worth and grown their value.

As we look back on 2004, we recognize the importance of our relationships with our valued stakeholders, and pledge to always appreciate their irreplaceable part in our success.

HIGHLIGHTS OF 2004

Table of Contents

Highlights of 2004	1

President’s Letter	2-6

Selected Financial Data	7-9

Management’s Discussion	9-17

Stock Prices and Dividends	17

Report of Independent Auditors	18

Consolidated Financial Statements	19-33

Investor Information	34

Officers	35

Location of Offices	36

Selected Financial Data

(Dollars In Thousands except Per Share Data)

For the Year	2004	2003		2002

Net Income	$7,181	$9,515		$7,934
Return on Average Assets	0.88%	1.20%		1.12%
Return on Average Equity	9.07%	11.77%		10.27%

Per Share

Net Income (Basic)	$0.56	$0.74	*	$0.62	*
Net Income (Diluted)	0.55	0.74	*	0.62	*
Book Value	6.06	6.19	*	6.26	*

Balances at Year-End

Total Assets	$817,839	$812,815		$748,098
Earning Assets	771,513	767,137		705,319
Total Deposits	622,224	625,615		588,254
Net Loans	468,377	465,453		442,914
Total Stockholders’ Equity	78,654	80,214		80,952
Cash Dividends	8,138	7,601		6,924
Shares Outstanding	12,979	12,705		12,436

* Restated to reflect weighted average shares outstanding adjusted for stock dividends.

PRESIDENT’S 2004 LETTER
On behalf of the directors and employees of Farmers National Banc Corp., we are proud to present our 2004 Annual Report to Shareholders. The theme for this year’s report, “Relationships Form the Fabric of our Success”
appropriately reflects the commitment our staff has towards the success of Farmers National Banc Corp.
Planning for this year, we realized the challenges we faced following the substantial growth in assets and record earnings we experienced the past few years. Therefore, we a re pleased to report that Farmers National Banc Corp. had another successful year.
Net income for the Company was $7.2 million or $0.56 per basic and $0.55 per diluted share. This equates to a return on average assets of .88% and a return on average equity of 9.07% for the year. Core earnings for 2004 was $9.3 million, which translates into $0.72 basic and diluted earnings per share. Return on average assets was 1.15% and return on average equity was 11.75%. These results are absent the previously announced non-cash after-tax charge of $2.1 million, or $0.16 per basic and $0.17 per diluted share, related to an other-than-temporary impairment charge for certain Freddie Mac and Fannie Mae preferred stock held in the banks investment portfolio. Management’s decision to recognize the other-than-temporary impairment charge on these government sponsored enterprise investments was based on the interpretation of specific accounting guidance and does not reflect the expected long-term value of these investment grade securities.
Shareholder value was enhanced with a total return of 8% for the year... a total return of 70% over the past three years and a current dividend yield of approximately 4%.
We are very proud of our heritage and the fact that our philosophy of community-based banking has brought success to our bank, value to our shareholders and continued prosperity to the communities we serve. Our formula for community banking success begins the process by identifying strategic initiatives and creating a plan to reach our goals and objectives. Our management team focused on specific strategies to enhance our strong community bank model.

RELATIONSHIP BANKING & STRATEGIES
Our staff embraced a new sales culture program that centered on the theory of building a strong customer relationship philosophy. The mission statement for this new program, Find the Need ... Provide Common Sense Solutions was practiced through our entire company. Relationship banking consist of clients turning to banks for wealth management and advice on all their financial relationships. We took a proactive approach that basically let our people identify opportunities with clients — being flexible and innovative, then creating solutions to solve the problem and meet the needs ...thus developing a stronger long-term relationship.
This sales initiative was the driving force in our growth strategy during this past year. Consistency ... personal and caring ... genuine concern and respect motivate the success of our core values in customer service.
Another strategy that we focused on was to diversify our loan portfolio. Historically, our loan portfolio was heavily concentrated on the retail side — primarily in the new and used automobile financing. We felt it was prudent to position our balance sheet by expanding our business lines to allow the company more flexibility and consistency in creating additional ways to be more profitable and efficient.
During this past year, we focused our attention on the small business sector and local commercial real estate markets. We accomplished a 12% growth in commercial real estate loans and a 16% increase in commercial loans over the past twelve months. These loans created additional community and economic development and we established some very strong customer relationships for the future.
Please take notice of some of the photos within this report to identify a few of the commercial real
The New Hampton Inn & Suites
Located on Rt. 224 at Raccoon Rd. in Canfield
Directors, standing left to right: Ralph D. Macali, Benjamin R. Brown, Frank L. Paden, Ronald V. Wertz, Anne Frederick Crawford, Joseph D. Lane, James R. Fisher and Earl R. Scott

estate projects that we are very proud to have been a part of. As our company continues to grow, it is our vision now and into the future to be recognized as one of the leaders in this type of community development lending ... endorsing a new marketing tag line, “We’re going to do big things together.”
A series of strategies for increasing fee income can help banks make up the difference as margins compress. Non-interest income growth and diversification of non-interest revenues are the key elements to our strategy. I am very pleased to report that we were able to increase our non-interest income by 26% over the previous year excluding the impairment charge. Our total number of account relationships had a net increase during 2004, but the penetration in the fee-generating area came directly from one new product and one seasoned service.
In May, we introduced a new Overdraft Privilege product for all qualifying accounts. This product helps protect our customer against having any checks returned in the event of an inadvertent overdraft to their account by giving them a courtesy reserve for emergencies or unexpected situations.
The other source of new non-interest revenues during 2004 was generated through our PrimeVest Financial Services department. We accomplished a 60% increase in net revenues from our PrimeVest business line. Our three investment representatives offer access to “alternative investments” brokerage and financial planning services to our customer base. PrimeVest Financial Services is an independent registered broker/dealer. Securities and insurance products offered by PrimeVest are not FDIC insured; may go down in value; are not financial institution guaranteed; are not a deposit of the bank; and are not insured by any federal government agency.
The final strategic objective was to expand or diversify our loan and deposit product mix. We added another product to our residential mortgage loan menu to give those customers looking for a long-term fixed rate product. The bank’s Home Equity Lines of Credit products were expanded to include both a fixed and variable rate options with repayment terms streamlined to fit consumer’s affordability. On the deposit side, we retooled a couple of our transaction accounts, specifically our Super NOW account — Common Sense Checking. During the past twelve months, the balances in this account increased by $34 million.
4

COMMITMENTS TO OUR COMMUNITY
The Children’s Rehabilitation Center
Located on Howland-Wilson Rd. N.E. in Warren
Our company was the proud recipient of the 2004 Canfield Business Pride Award presented by the Canfield Area Council of the Regional Chamber. We constantly emphasize our strong civic loyalty. Our futures are deeply invested in the markets we serve and we are committed to enhancing the overall quality of life in our communities.
This past fall, Farmers National Bank was one of ten banks that was awarded a $50,000 grant from the Federal Home Loan Bank of Cincinnati for the American Dream for Homeownership Challenge program. This program was designed to complement President Bush’s Blueprint for the American Dream ... to further the creation and affordability of homeownership, especially for minorities and persons with special needs. These funds are available for our lenders in creating homeownership opportunities within our local community.
THE YEAR IN REVIEW
The company’s growth trends were negatively impacted with the lack of any substantial loan growth during 2004. Net loans increased only 1 % during the last twelve months. The key sector for loan growth was commercial real estate and commercial loan categories while our totals in consumer (indirect automobile) loans decreased significantly. On the deposit side, we continued to be competitive and pursued a combination of time deposits and low-cost demand deposits through our sales and marketing efforts. Comparing year-over-year, our total deposits decreased a net $3 million or .5%. On an average balance basis for the year, total deposits were up 3% over the previous year.
The provision for loan losses for the year was $915,000, up slightly from the previous year. The net credit losses to average loans was .30% at year end 2004 compared to .22% in 2003. At December 31,2004, the Allowance for loan losses represents 1.29% of total loans and 461 % of non-performing loans. The non-performing loans to net loans ratio was a very respectable .28%, improving from .33% in 2003. These ratios are a testament to the soundness of our underwriting standards and the diligence of our credit administration staff.
The net interest margin for 2004 was 3.94% as compared to the 4.13% in 2003. The continued pressure on the compression of this margin compounded with the lack of loan growth resulted in the decline in net interest income for 2004. Our management has set some very aggressive goals for 2005 in order to combat this margin compression and has worked to position our balance sheet for the rate increases anticipated in 2005.

The Dutch Village Inn
Located on Rt. 14 next to Das Dutch Haus in Columbiana
Shareholders’ equity was $78.7 million at year-end equating to a book value of $6.06 per share. Cash dividends paid per share were $0.63 compared to $0.59 per share paid in 2003. In addition to the cash dividends, we paid a 2% stock dividend in November which was the 29th consecutive year to pay this type of dividend. We have continued our Stock Repurchase Program during 2004, which resulted in our involvement in the markets and re-purchasing 256,000 shares for an average cost of $16.69 per share.
IN APPRECIATION
We would like to express our heartfelt appreciation to Mr. William D. Stewart and Mr. Edward A. Ort, who both retired from our Board of Directors in March at the annual shareholder meeting. Mr. Stewart served the company with distinction for over thirty-seven years. He was President of Farmers National Bank from 1972 to 1996 and remained on the board up to his retirement. Mr. Ort served as a Director for both the bank and the holding company since 1993. Both gentlemen were major contributors to the company’s growth and success, and we wish them the very best in their retirement.
In closing, I offer my sincere thanks to the employees of Farmers National Banc Corp. who have provided loyal, dedicated service to this company this past year. Now more than 300 strong, they have made our success in 2004 possible. I also want to take this opportunity to thank our Board members for their leadership and focus during these changes taking place in our industry. To our shareholders, we are committed to be capable and prudent stewards of Farmers National Banc Corp. We thank you for your support and welcome the opportunity to continue to serve you.
Sincerely,
Frank L. Paden, President & CEO 6

SELECTED FINANCIAL DATA

	(In Thousands except Per Share Data)
For the Years Ending December 31,	2004	2003	2002	2001	2000
Summary of Earnings
Total Interest Income (including fees on loans)	$41,772	$43,673	$44,012	$45,686	$45,842
Total Interest Expense	12,772	13,934	17,290	21,003	21,550

Net Interest Income	29,000	29,739	26,722	24,683	24,292
Provision for Loan Losses	915	870	1,080	1,080	865
Total Other Income (1)	537	2,978	3,192	3,419	2,992
Total Other Expense	18,947	18,372	17,563	16,818	18,023

Income Before Income Taxes	9,675	13,475	11,271	10,204	8,396
Income Taxes	2,494	3,960	3,337	2,914	2,648

NET INCOME	$7,181	$9,515	$7,934	$7,290	$5,748

Per Share Data (2)
Basic earnings per share	$0.56	$0.74	$0.62	$0.57	$0.46
Diluted earnings per share	0.55	0.74	0.62	0.57	0.46
Cash Dividends Paid	0.63	0.59	0.54	0.49	0.46
Book Value at Year-End	6.06	6.19	6.26	5.89	5.64

Balances at Year-End
Total Assets	$817,839	$812,815	$748,098	$656,694	$626,122
Earning Assets	771,513	767,137	705,319	620,588	589,829
Total Deposits	622,224	625,615	588,254	503,644	468,336
Total Borrowings	43,311	44,961	24,477	26,832	43,575
Net Loans	468,377	465,453	442,914	429,028	444,596
Total Stockholders’ Equity	78,654	80,214	80,952	75,718	70,833

Average Balances
Total Assets	$811,951	$790,725	$707,341	$637,877	$616,059
Total Stockholders’ Equity	79,186	80,875	77,286	73,780	68,639

Significant Ratios
Return on Average Assets (ROA)	.88%	1.20%	1.12%	1.14%	0.93%
Return on Average Equity (ROE)	9.07	11.77	10.27	9.88	8.37
Average Earning Assets/Average Assets	94.49	94.23	94.16	94.6	94.65
Average Equity/Average Assets	9.75	10.23	10.93	11.57	11.14
Net Loans/Deposits	75.27	74.40	75.29	85.18	94.93
Allowance for Loan Losses/Total Loans	1.29	1.41	1.51	1.48	1.36
Allowance for Loan Losses/Nonperforming Loans	461.29	435.34	392.76	226.51	458.74
Efficiency Ratio	57.84	56.15	59.17	60.08	66.14
Dividend Payout Rate	113.33	79.89	87.27	85.64	82.99

(1)	For the year ended December 31,2004, noninterest income includes a $3.225 million for a securities impairment charge.

(2)	Per share data has been restated for the effect of common stock dividends.

AVERAGE BALANCE SHEETS
AND RELATED YIELDS AND RATES

	(In Thousands of Dollars)
Years ended December 31,	2004			2003			2002

	AVERAGE			AVERAGE			AVERAGE
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
EARNING ASSETS
Loans	$473,446	$30,658	6.48%	$460,692	$32,578	7.07%	$443,838	$34,424	7.76%
Taxable securities (1)	234,495	9,003	3.84	229,819	9,355	4.07	152,983	7,637	4.99
Tax-exempt securities (1) (2)	49,861	3,220	6.46	39,935	2,633	6.59	32,596	2,285	7.01
Federal funds sold	9,381	117	1.25	14,640	160	1.09	36,582	617	1.69

Total earning assets	767,183	42,998	5.60	745,086	44,726	6.00	665,999	44,963	6.75

NONEARNING ASSETS
Cash and due from banks	26,072			25,623			23,133
Premises and equipment	15,895			14,158			12,964
Allowance for Loan Losses	(6,363)			(6,829)			(6,629)
Other assets	9,164			12,687			11,874

Total Assets	$811,951			$790,725			$707,341

INTEREST-BEARING LIABILITIES
Time deposits	$227,060	$7,258	3.20%	$210,904	$7,147	3.39%	$188,179	$8,105	4.31%
Savings deposits	229,605	2,453	1.07	245,546	3,255	1.33	212,332	5,063	2.38
Demand deposits	115,920	609	0.53	105,018	676	0.64	94,997	979	1.03
Repurchase agreements	68,113	1,073	1.58	67,418	1,595	2.37	53,579	1,661	3.10
Borrowings	34,189	1,379	4.03	26,352	1,261	4.79	27,184	1,482	5.45

Total Interest-Bearing Liabilities	674,887	12,772	1.89	655,238	13,934	2.13	576,271	17,290	3.00

NONINTEREST-BEARING LIABILITIES
Demand deposits	52,824			47,401			46,564
Other Liabilities	5,054			7,211			7,220
Stockholders’equity	79,186			80,875			77,286

Total Liabilities and Stockholders’Equity	$811,951			$790,725			$707,341

Net interest income		$30,226			$30,792			$27,673

Net interest margin			3.94%			4.13%			4.16%

(1)	Includes unamortized discounts and premiums. Average balance and yield are computed using the historical amortized cost.

(2)	Fully taxable equivalent basis computed at 35% in 2004,2003 and 2002.

RATE AND VOLUME ANALYSIS

The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

	(In Thousand of Dollars)
	2004 change from 2003			2003 change from 2002
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Tax Equivalent Interest Income
Loans	$(1,920)	$902	$(2,822)	$(1,846)	$1,316	$(3,162)
Taxable securities	(352)	191	(543)	1,718	3,833	(2,115)
Tax-exempt securities	587	654	(67)	348	515	(167)
Federal funds sold	(43)	(57)	14	(457)	(370)	(87)

Total interest income	$(1,728)	$1,690	$(3,418)	$(237)	$5,294	$(5,531)

Interest Expense
Time deposits	$111	$548	$(437)	$(958)	$980	$(1,938)
Savings deposits	(802)	(211)	(591)	(1,808)	785	(2,593)
Demand deposits	(67)	70	(137)	(303)	104	(407)
Repurchase agreements	(522)	16	(538)	(66)	428	(494)
Borrowings	118	375	(257)	(221)	(46)	(175)

Total interest expense	$(1,162)	$798	$(1,960)	$(3,356)	$2,251	$(5,607)

Increase (decrease) in tax equivalent net interest income	$(566)	$892	$(1,458)	$3,119	$3,043	$76

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

Forward Looking Statements

     When used in this annual report, or in future filings with the Securities and Exchange Commission, in press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result”,“are expected to”,“will continue”,“is anticipated”,“estimate” “project”, or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Corporation’s actual results to be materially different from those indicated. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the market areas the Corporation conducts business, which could materially impact credit quality trends, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas the Corporation conducts business, and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Corporation undertakes no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Results of Operations

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003.

     The Corporation’s net income totaled $7.181 million during 2004, compared to $9.515 million for 2003. On a per share basis, diluted earnings per share was $.55 as compared to $.74 diluted earnings per share for 2003. Common comparative ratios for results of operations include the return on average assets and return on average stockholders’ equity. For 2004 the return on average equity was 9.07% compared to 11.77% for 2003. The return on average assets was .88% for 2004 and 1.20% for 2003.

     The Corporation’s core earnings, which excludes the non-cash charge of $2.1 million after tax to record an other-than-temporary impairment of securities, decreased from $9.515 million in 2003 to $9.302 million in 2004. Stated on a per share basis, the Corporation’s core earnings were $.72 diluted earnings per share in 2004 compared to $.74 diluted earnings per share in 2003. These results translate to a 1.15% return on average assets and a 11.75% return on average equity for 2004, compared to 1.20% and 11.77% in 2003, respectively.

     The modest decline in core earnings for 2004 is largely the result of a decrease in the Corporation’s net interest margin. The general decline in interest rates over the past few years has caused downward pressure on the Corporation’s earning asset yields. The drop in asset yields has been partially offset by a decrease in the Corporation’s cost of interest-bearing liabilities.

Reconciliation of Earnings to	(In thousands of dollars)
Core Earnings	2004	2003

GAAP Earnings	$7,181	$9,515
Other-than-temporary impairment of securities,net of tax	2,121	0

Core Earnings	$9,302	$9,515

MANAGEMENT’S DISCUSSION

     Net interest income, the principal source of the Corporation’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2004, taxable equivalent net interest income decreased $566 thousand or 1.84% from 2003. Interest-earning assets averaged $767.183 million during 2004 representing a 2.97% increase over 2003. The Corporation’s interest-bearing liabilities increased 3% from $655.238 million in 2003 to $674.887 million in 2004.

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

     The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators-net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities.The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2004 the net interest margin, measured on a fully taxable equivalent basis decreased to 3.94%, compared to 4.13% in 2003.

     Total taxable equivalent interest income was $42.998 million for 2004, which is $1.728 million less than the $44.726 million reported in 2003. This decrease is primarily the result of the continuing effect of lower asset yields. Average loans were higher in 2004, but the yields decreased from 7.07% in 2003 to 6.48% in 2004. Income from securities and federal funds sold increased $192 thousand or 1.58%, however the Corporation saw its yields on these assets decline from 4.27% in 2003 to 4.20% in 2004. The average balances of investment securities and federal funds sold increased 3.29% in 2004, mainly due to increases in customer deposits.

     Total interest expense amounted to $12.772 million for 2004, an 8.34% decrease from $13.934 million reported in 2003. The decrease in 2004 is primarily the result of lower rates of interest paid on savings deposits and repurchase agreements. The cost of interest-bearing liabilities dropped from 2.13% in 2003 to 1.89% in 2004.

     Management will continue to evaluate future interest rate hikes so that assets and liabilities may be priced accordingly to minimize the impact on the net interest margin.

Other Income

     Total other income, excluding the $3.225 million pre-tax impairment of securities charge, discussed on page 14, increased in 2004 by $784 thousand or 26.33% to $3.762 million. This increase is largely due to a $634 thousand increase in overdrafts and return check charges. During the second quarter of 2004, the Bank began to offer its customers a courtesy overdraft program. Additionally, the Corporation experienced a $155 thousand increase in commissions on non-deposit investment products. As the equity markets continue to improve, the Bank has experienced increased levels of customer activity in this area. Management anticipates this trend will continue in the future.

Other Expenses

     Total other expenses for 2004 increased 3.13% or $575 thousand from 2003. Net occupancy expense and furniture & equipment expense (including depreciation) increased 14% from $2.284 million in 2003 to $2.609 million in 2004. This increase is primarily depreciation expense on building and fixtures resulting from the completion of construction of a new administration building. Other operating expenses also increased $259 thousand or 6.25%. Included in other operating expenses is advertising expense, which increased $85 thousand or 23.4%. The Corporation’s efficiency ratio increased slightly from 56.15% in 2003 to 57.84% in 2004. The efficiency ratio is calculated as follows: non-interest expense divided by the sum of net interest income plus non-interest income, excluding security gains and losses. This ratio is a measure of the expense incurred to generate a dollar of revenue. Management will continue to closely monitor and keep the increases in other expenses to a minimum.

Income Taxes

     Income tax expense totaled $2.494 million for 2004 and $3.96 million for 2003. Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 26% and 29% for the periods ending 2004 and 2003, respectively. Refer to Note L to the consolidated financial statements for additional information regarding the effective tax rate.

Comparison of Operating Results for the Years Ended December 31, 2003 and 2002.

     The Corporation’s net income totaled $9.52 million during 2003, an increase of 19.93% from $7.93 million for 2002. On a per share basis, diluted earnings per share was $.74 for 2003 as compared to $.62 for 2002. For 2003, the return on average equity was 11.77% as compared to 10.27% for 2002. The return on average assets was 1.20% for 2003 and 1.12% for 2002. For 2003, taxable equivalent net interest income increased $3.119 million or 11.27% over 2002. Interest-earning assets averaged $745.086 million during 2003 representing a 11.87% increase over 2002. For 2003 the net interest margin, measured on a fully taxable equivalent basis was 4.13% in comparison to 4.16% for 2002.

     Total taxable equivalent interest income was $44.726 million for 2003 which was $237 thousand less than the $44.963 million reported in 2002. This decrease was primarily the result of the continued effect of the lowering of interest rates beginning in 2001 and into 2003. Average loans were higher in 2003, but the yields decreased from 7.76% in 2002 to 7.07% in 2003. Income from securities and federal funds sold increased $1.609 million or 15.3%, however the Corporation saw its yields on these assets decline from 4.74% in 2002 to 4.27% in 2003. This drop in yield was offset by a 28.01% increase in average balances of investment securities and federal funds sold, as the Corporation experienced an increase in customer deposit balances.

     Total interest expense amounted to $13.934 million for 2003, a 19.41% decrease from $17.29 million reported in 2002. The decrease in 2003 is primarily the result of lower rates of interest paid on deposits, repurchase agreements and borrowings. The cost of interest-bearing liabilities dropped from 3.00% in 2002 to 2.13% in 2003.

Other Income

     Total other income decreased in 2003 by $214 thousand or 6.70% to $2.978 million. Most of this decrease is the result of $232 thousand in investment security gains in 2002 compared to none in 2003.

Other Expenses

     Total other expenses for 2003 increased 4.61% or $809 thousand from 2002. Most of this increase is due to higher levels of employee benefits and

MANAGEMENT’S DISCUSSION

salaries. Included in these expenses, the Corporation experienced a $506 thousand or 35% increase in employee health insurance costs. Salaries and temporary wages increased $309 thousand or 4.32%, primarily due to a higher number of full-time equivalent employees and salary merit increases. The Corporation’s efficiency ratio improved from 59.17% in 2002 to 56.15% in 2003.

Income Taxes

     Income tax expense totaled $3.96 million for 2003 and $3.337 million for 2002. The effective income tax rate was 29% and 30% for the periods ending 2003 and 2002, respectively.

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

Changes In Interest Rate	2004	2003	ALCO
(basis points)	Result	Result	Guidelines

Net Interest
Income Change
+200	3.58%	3.65%	7.50%
-200	-4.67%	-2.49%	7.50%
Net Present Value Of Equity Change
+200	-10.97%	-7.42%	20.00%
-200	15.24%	18.82%	20.00%

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

     Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31,2004, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 2004 amounted to $42.016 million.

     Cash flows generated from operating activities decreased 11.76% to $12.565 million in 2004 compared to $14.239 million in 2003. This decrease is a result of $1.466 million less interest received and $1.462 million more in cash paid to suppliers and employees in 2004. Cash flows used in investing activities decreased to $12.13 million in 2004 compared to $75.958 million in 2003. Most of this decrease is attributable to a decline in security purchases from $121.816 million in 2003 to $74.405 million in 2004. The net increase in loans made to customers also declined from $24.563 million in 2003 to $3.931 million in 2004. Cash flows from financing activities changed from $59.792 million provided in 2003 to $679 thousand used in 2004. Most of this change is the result of a net decrease in deposits of $3.391 million in 2004 compared to a $39.524 million net increase in 2003. Repayment of Federal Home Loan Bank borrowings also increased to $24.619 million in 2004 compared to $4.217 million in 2003.

Financial Condition

     Total Assets grew $5.02 million or 1% since December 31,2003. Average earning assets increased 2.97% or $22.097 million since 2003. This growth in assets is the direct result of increases in deposit balances and customer repurchase agreements. Total Liabilities increased $6.584 million or 1% since December 31,2003. Average interest-bearing liabilities increased $19.649 million or 3% from 2003 to 2004. Capital ratios remain strong, as shown by the ratio of equity to total assets at December 31,2004 of 9.62%.

MANAGEMENT’S DISCUSSION

Maturities and Sensitivities of Loans to Interest Rates

     The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

	(In Thousands of Dollars)
Years Ended December 31,	2004		2003		2002		2001		2000

Commercial, Financial and Agricultural	$21,680	4.6%	$18,698	4.0%	$17,185	3.8%	$18,856	4.3%	$17,916	4.0%
Real Estate-Mortgage	307,967	64.9	295,514	62.6	288,907	64.3	261,268	60.0	267,529	59.3
Installment Loans to Individuals	144,874	30.5	157,880	33.4	143,601	31.9	155,346	35.7	165,266	36.7

Total Loans	$474,521	100.0%	$472,092	100.0%	$449,693	100.0%	$435,470	100.0%	$450,711	100.0%

     The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31,2004:

	(In Thousands of Dollars)
Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial, Financial and Agricultural	$8,286	$7,228	$6,166

     The amounts of commercial, financial and agricultural loans as of December 31,2004, based on remaining scheduled repayments of principal are shown in the following table:

	(In Thousands of Dollars)
Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$7,293	$6,139	$13,432
Fixed Rates of Interest	993	7,255	8,248

Total Loans	$8,286	$13,394	$21,680

Loan Portfolio

     Total loans were $474.521 million at year-end 2004 compared to $472.092 million at year-end 2003. This represents an increase of $2.429 million or 1%. Loans comprised 61.7% of the Bank’s average earning assets in 2004, compared to 61.8% in 2003. The product mix in the Loan Portfolio includes Commercial Loans comprising 4.6%, Real Estate Mortgage Loans (Residential and Commercial) 64.9% and Consumer Loans 30.5% at December 31,2004 compared with 4%, 62.6% and 33.4%, respectively, at December 31,2003.

     Loans contributed 71.3% of total interest income in 2004 and 72.8% in 2003. Loan yield was 6.48% in 2004, 88 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.

     Consumer Loans decreased from $157.880 million on December 31, 2003 to $144.874 million on December 31, 2004 representing a 8.24% decrease. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 88.2% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio were $1.23 million in 2004 as compared to $893 thousand in 2003. When these net loan losses are stated as a percentage of average installment loans outstanding, the Bank reported an increase from .58% in 2003 to .80% in 2004.

     Real Estate Mortgage Loans increased to $307.967 million at December 31, 2004, an increase of 4.21% from 2003. This increase resulted from a $15.315 million increase in commercial real estate loans offset by a $2.862 million decrease in residential real estate loans. This portfolio consists of $165.819 million of 1-4 family and multi-family residential real estate secured loans and $142.148 million in non-residential real estate secured loans, generally made within the Bank’s primary market area. The Corporation originated both fixed rate and adjustable rate mortgages during 2004. Fixed rate terms are generally limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.

     Commercial Loans at December 31, 2004 increased 15.95% from year-end 2003 with outstanding balances of $21.68 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.

MANAGEMENT’S DISCUSSION

Summary of Loan Loss Experience

     The following is an analysis of the allowance for loan losses for the periods indicated:

	(In Thousands of Dollars)
Years Ended December 31,	2004	2003	2002	2001	2000

Balance at Beginning of Year	$6,639	$6,779	$6,442	$6,115	$5,778
Loan Losses:
Commercial, Financial and Agricultural	(41)	(12)	(5)	(61)	(50)
Real Estate-Mortgage	(158)	(106)	(42)	(51)	(343)
Installment Loans to Individuals	(1,655)	(1,257)	(1,133)	(1,151)	(1,250)

Total Loan Losses	(1,854)	(1,375)	(1,180)	(1,263)	(1,643)
Recoveries on Previous Loan Losses:
Commercial, Financial and Agricultural	4	1	1	0	23
Real Estate-Mortgage	15	0	2	34	8
Installment Loans to Individuals	425	364	434	476	1,084

Total Recoveries	444	365	437	510	1,115

Net Loan Losses	(1,410)	(1,010)	(743)	(753)	(528)
Provision Charged to Operations (1)	915	870	1,080	1,080	865

Balance at End of Year	$6,144	$6,639	$6,779	$6,442	$6,115

Ratio of Net Loan Losses to Average
Net Loans Outstanding	0.30%	0.22%	0.17%	0.17%	0.12%

     (1) The provisions for loan losses charged to operating expense is based on management’s judgment after taking into consideration all factors connected with the collectibility of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous loan loss experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.

     Provisions charged to operations amounted to $915 thousand in 2004 compared to $870 thousand in 2003. The balance in the allowance for loan losses is $6.144 million or 1.29% of loans at December 31,2004. This ratio has decreased from the 1.41% reported at December 31,2003. The allowance for loan losses as a percentage of nonperforming loans has increased from 435.34% at December 31,2003 to 461.29% in 2004.

     Nonaccrual loans are loans which are 90 days past due and with respect to which, in management’s opinion, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis. Loans which are 90 days or more past due but continue to accrue interest are loans which, in management’s opinion, are well secured and are in the process of collection.

     The allowance is allocated among the loan categories based upon the consistent, quarterly procedures determined by management. However, the entire allowance for loan losses is available to absorb future losses in any loan category. The following table details the allocation of the allowance for loan losses at December 31:

	(In Thousands of Dollars)
December 31,	2004		2003		2002		2001		2000
		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Commercial, Financial and Agricultural	$297	4.6%	$225	4.0%	$1,950	3.8%	$1,841	4.3%	$549	4.0%
One-to-Four Family Real Estate	1,639	34.9%	1,925	35.7%
Commercial Real Estate	1,783	30.0%	1,521	26.9%
Real Estate-Mortgage					2,088	64.3%	1,881	60.0%	2,878	59.3%
Installment Loans to Individuals	2,425	30.5%	2,968	33.4%	2,741	31.9%	2,720	35.7%	2,688	36.7%

	$6,144	100.0%	$6,639	100.0%	$6,779	100.0%	$6,442	100.0%	$6,115	100.0%

MANAGEMENT’S DISCUSSION

     The allowance allocated to each of the four loan categories should not be interpreted as an indication that charge-offs in 2005 will occur in the same proportions or that the allocation indicates future charge-off trends. The allowance allocated to the one-to-four family real estate loan category and the consumer loan category is based upon the Corporation’s allowance methodology for homogeneous loans, and increases and decreases in the balances of those portfolios. More specifically, the consumer loan balance includes an indirect auto loan portfolio that represents approximately 88% of consumer loans. Due to the nature of this type of lending, the amount allocated to this category represents the largest percentage of the total loan loss provision. In the current and previous years, the indirect loan category has historically represented the largest percentage of loan losses. The one-to-four family real estate loan category represents approximately 34.9% of total loans, but historically has a small loss history. For the commercial loan category, which represents only 4.6% of the total loan portfolio, management relies on the Bank’s internal loan review procedures and allocates accordingly based on loan classifications. The commercial real estate loan category represents 30% of the total loan portfolio and management feels it to be prudent to list this category’s allocation separately. The allocation amounts in this category are determined through management’s quarterly assessment of classified loans. Each of these allocation categories includes an amount to include current environmental factors that may have an impact on future loan losses.

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

     As of December 31,2004, there were no concentrations of loans exceeding 25% of total loans that are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.

Investment Securities

     The investment securities portfolio increased $860 thousand in 2004. As Government Agency debt securities matured, management used these funds to purchase mortgage-backed securities and tax-exempt municipal securities. The Corporation uses tax-exempt municipal securities to increase investment yields and as a vehicle to lower our overall income tax rate.

     Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the Bank feels it has in excess of funds used to satisfy loan demand and operating considerations.

     During 2004, the Corporation recorded a $2.1 million after-tax impairment of securities charge after concluding that certain Freddie Mac and Fannie Mae preferred equity securities were other-than-temporarily impaired. Management’s decision to recognize the other-than-temporary impairment charge was due to the following circumstances: (1) the recent accounting guidance issued on other-than-temporary impairment of securities and discussions of these particular government sponsored enterprise investments, (2) the modeling of interest rates for the future would result in recovery of impairment in a reasonable period of time that would not be interpreted as “temporary” and (3) the fact that these government sponsored enterprises are under intense scrutiny for their lack of proper corporate governance practices.

     Based on these uncertainties, management determined that it was appropriate to reclassify the unrealized loss on these securities and record the other-than-temporary impairment charge under generally accepted accounting principles. Prior to this charge, the decline in fair value was recognized and recorded as an unrealized loss on securities available-for-sale and reflected as a reduction to equity through comprehensive income. Accordingly, this rectification will not affect total shareholders’ equity. Inasmuch that these securities are investment grade securities, this action does not reflect the expected long-term value of these securities.

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

     The following table shows the book value of investment securities by type of obligation at the dates indicated:

Type	(In Thousands of Dollars)
December 31,	2004	2003	2002

U.S. Treasury Securities	$2,715	$2,772	$3,833
U.S. Government sponsored enterprise debt securities	83,443	96,845	105,458
Mortgage-backed securities	133,027	127,637	80,814
Obligations of states and Political Subdivisons	56,098	44,880	37,277
Other Securities	17,758	20,047	23,707

	$293,041	$292,181	$251,089

MANAGEMENT’S DISCUSSION

     A summary of debt securities held at December 31, 2004, classified according to maturity and including weighed average yield for each range of maturities is set forth below:

	(In Thousands of Dollars)
Type and Maturity Grouping	December 31, 2004
		Weighted
	Fair	Average
	Value	Yield (1)

U.S. Treasury Securities
Maturing Within One Year	$2,715	2.48%

U.S. Government Sponsored
Enterprise Debt Securities
Maturing Within One Year	$21,925	4.55%
Maturing After One Year But Within Five Years	59,209	3.95%
Maturing After Five Years But Within Ten Years	1,037	4.11%
Maturing After Ten Years	1,272	5.80%

Total U.S. Government Sponsored
Enterprise Debt Securities:	$83,443	4.08%

Mortgage-Backed Securities
Maturing Within One Year	$21	3.24%
Maturing After One Year But Within Five Years	20,025	3.95%
Maturing After Five Years But Within Ten Years	78,393	4.16%
Maturing After Ten Years	34,588	4.44%

Total Mortgage-Backed Securities:	$133,027	4.20%

Obligations of States and Political Subdivisions
Maturing Within One Year	$716	5.56%
Maturing After One Year But Within Five Years	9,363	5.59%
Maturing After Five Years But Within Ten Years	24,568	6.20%
Maturing After Ten Years	21,451	6.81%

Total Obligations of States and Political Subdivisions:	$56,098	6.32%

Corporate Debt Securities
Maturing Within One Year	$1,214	7.39%
Maturing After One Year But Within Five Years	2,079	5.95%
Maturing After Ten Years	248	7.70%

Total Corporate Debt Securities:	$3,541	6.38%

     (1) The weighted average yield has been computed by dividing the total contractual interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 35% were $13.708 thousand, $176.824 thousand, $490.823 thousand and $522.764 thousand for the four ranges of maturities.

Deposits

     Deposits represent the Corporation’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation’s average total deposits increased 2.72% from $608.869 million in 2003 to $625.409 million in 2004. This increase occurred primarily in time and interest bearing demand deposits. The Bank has continued to offer competitive rates of interest on time deposits to attract new customers and enhance existing account relationships.

     The steady increase in average total deposits over the years reflects management’s efforts to continue to ensure the growth of the Bank and to maintain a viable banking institution. During 2004, the Bank has attracted deposits due to its efforts to remain competitive in the local community as to rates paid for all types of deposits, particularly in the time deposit area. The Bank has been at or near the top in interest rates paid to depositors throughout 2004.

Borrowings

     Total borrowings increased $11.30 million or 10.98% since December 31, 2003. Securities sold under repurchase agreements increased $12.95 million. This growth was a result of the Bank offering competitive rates on repurchase agreements. Federal Home Loan Bank advances decreased $1.76 million during 2004.

Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements

     The following table presents, as of December 31, 2004, the Corporation’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in referenced note to the consolidated financial statements.

	(Dollars in thousands)
	Note						There-
	Ref.	2005	2006	2007	2008	2009	after

Deposits without maturity	—	$385,215	$—	$—	$—	$—	$—
Certificates of deposit	E	97,931	79,291	29,399	14,738	13,581	2,069
Other borrowed funds	G	864	41	45	48	52	245
Securities sold under repurchase agreements	F	70,912	—	—	—	—	—
Federal Home Loan Bank advances	G	9,805	5,893	8,080	3,795	4,148	10,295
Operating leases	D	54	54	54	54	55	304

MANAGEMENT’S DISCUSSION

     Note H to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exists under those agreements. Examples of these commitments and contingencies include commitments to extend credit and standby letters of credit.

     At December 31, 2004, the Corporation had no unconsolidated, related special purpose entities, nor did the Corporation engage in derivatives and hedging contracts, such as interest rate swaps, that may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet. Management’s policy is to not engage in derivatives contracts for speculative trading purposes.

Capital Resources

     Total Stockholders’ Equity decreased slightly from $80.214 million at December 31, 2003 to $78.654 million in 2004. The Corporation continues to utilize the stock repurchase program, repurchasing approximately 256,000 shares during 2004 at an average price of $16.69 per share. Shares repurchased by the Corporation are for general corporate purposes. During the year, the Corporation issued 277,000 shares through the dividend reinvestment program, and 253,000 shares were issued as a 2% stock dividend.

     The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). The bank subsidiary and holding company are required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31,2004, the bank subsidiary and holding company are required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The Bank and the holding company had capital ratios above the well-capitalized levels at December 31, 2004 and 2003.

Critical Accounting Policies

     The Corporation follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require managements most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Corporation has identified two accounting policies that are critical accounting policies and an understanding of these policies are necessary to understand our financial statements. These policies relate to determining the adequacy of the allowance for loan losses and other-than-temporary impairment of securities. Additional information regarding these policies are included in the notes to the consolidated financial statements, Note A (Summary of Significant Accounting Policies), Note B (Securities), Note C (Loans), and the sections above captioned “loan Portfolio” and “Investment Securities” Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.

     The Corporation maintains an allowance for loan losses. The allowance for loan losses is presented as a reserve against loans on the balance sheets. Loan losses are charged off against the allowance for loan losses, while recoveries of amounts previously charged off are credited to the allowance for loan losses. A provision for loan losses is charged to operations based on management’s periodic evaluation of adequacy of the allowance. The provision for loan losses provides for probable losses on loans.

     Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio represents the largest asset category on the consolidated balance sheets. Management’s assessment of the adequacy of the allowance for loan losses considers individually impaired loans, pools of homogeneous loans with similar risk characteristics and other environmental risk factors.

     Pools of homogeneous loans with similar risk characteristics are assessed for probable losses. Probable losses are estimated through application of historical loss experience. Historical loss experience data used to establish loss estimates may not precisely correspond to the current portfolio. As a result, the historical loss experience used in the allowance analysis may not be representative of actual unrealized losses inherent in the portfolio.

     Management also evaluates the impact of environmental factors which pose additional risks that may not adequately be addressed in the analyses described above. Such environmental factors could include:levels of, and trends in delinquencies and impaired loans, charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in lending policies and procedures including those for underwriting, collection, charge-off, and recovery; experience, ability, and depth of lending management and staff; national and local economic trends and conditions; industry and geographic conditions;concentrations of credit such as, but not limited to, local industries, their employees, suppliers; or any other common risk factor that might affect loss experience across one or more components of the portfolio. The determination of this component of the allowance requires considerable management judgment. To the extent actual outcomes differ from management estimates, additional provision for loan losses could be required that could adversely affect earnings or financial position in future periods. The “Loan Portfolio” section of this financial review includes a discussion of the factors driving changes in the allowance for loan losses during the current period.

     Other-than-temporary impairment of securities is the second critical accounting policy. Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

MANAGEMENT’S DISCUSSION

Recent Accounting Pronouncements and Developments

     Note A to the consolidated financial statements discusses new accounting policies adopted by the Corporation during 2004 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section(s) of this financial review and notes to the consolidated financial statements.

Explanation of Certain Non-GAAP Measures

     This report contains certain financial information determined by methods other than with Generally Accepted Accounting Principles (GAAP). Specifically, we have provided financial measures which are based on core earnings rather than net income. Ratios and other financial measures with the word Core in their title were computed using core earnings rather than net income. Core earnings excludes merger, integration and restructuring expense, extraordinary income or expense, income or expense from discontinued operations, and income, expense, gains and losses that are not reflective of ongoing operations or that we do not expect to reoccur. We believe that this information is useful to both investors and to management and can aid them in understanding the Company’s current performance, performance trends and financial condition. A reconciliation from GAAP net income to the non-GAAP measure of core income is shown on page 9 of this report.

Information as to Stock Prices and Dividends

     The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB. There are approximately ten local and/or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31,2004, there were 4,038 shareholders of record of common stock.

Market and Dividend Summary

Dividend Date	High	Low	Dividend

March 2003	$17.00	$14.15	$0.14
June 2003	16.80	15.80	0.15
September 2003	16.90	16.12	0.15
November 2003			2% Stock Dividend
December 2003	16.65	15.75	0.15

March 2004	$17.40	$15.25	$0.15
June 2004	17.25	16.55	0.16
September 2004	17.20	16.30	0.16
November 2004			2% Stock Dividend
December 2004	17.50	15.90	0.16

REPORT OF INDEPENDENT AUDITORS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Farmers National Banc Corp.
Canfield, Ohio

We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Farmers National Banc Corp. for the year ended December 31, 2002 were audited by other auditors whose report dated January 17, 2003 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmers National Banc Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Columbus, Ohio
February 23, 2005

CONSOLIDATED BALANCE SHEETS

(Dollar Amounts In Thousands except Per Share Data)

December 31,	2004	2003

ASSETS
Cash and due from banks	$29,619	$30,950
Federal funds sold	3,951	2,864

TOTAL CASH AND CASH EQUIVALENTS	33,570	33,814

Securities available for sale	293,041	292,181

Loans	474,521	472,092
Less allowance for loan losses	6,144	6,639

NET LOANS	468,377	465,453

Premises and equipment,net	15,655	15,871
Other assets	7,196	5,496

TOTAL ASSETS	$817,839	$812,815

LIABILITIES AND STOCKHOLDERS’EQUITY
Deposits:
Noninterest-bearing	$57,026	$52,713
Interest-bearing	565,198	572,902

TOTAL DEPOSITS	622,224	625,615

Securities sold under repurchase agreements	70,912	57,962
Federal Home Loan Bank advances	42,016	43,774
Other borrowings	1,295	1,187
Other liabilities	2,738	4,063

TOTAL LIABILITIES	739,185	732,601

Commitments and contingent liabilities

Stockholders’Equity
Common Stock - Authorized 25,000,000 shares; issued 13,912,515 in 2004 and 13,382,120 in 2003	80,200	71,177
Retained earnings	10,958	16,287
Accumulated other comprehensive income	893	1,870
Treasury stock,at cost;933,041 shares in 2004 and 676,771 shares in 2003	(13,397)	(9,120)

TOTAL STOCKHOLDERS’ EQUITY	78,654	80,214

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$817,839	$812,815

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2004	2003	2002

INTEREST INCOME
Interest and fees on loans	$30,658	$32,578	$34,424
Interest and dividends on securities:
Taxable interest	8,405	8,552	6,752
Nontaxable interest	2,093	1,738	1,508
Dividends	499	645	711
Interest on federal funds sold	117	160	617

TOTAL INTEREST INCOME	41,772	43,673	44,012

INTEREST EXPENSE
Deposits	10,320	11,079	14,147
Short-term borrowings	1,081	1,601	1,669
Long-term borrowings	1,371	1,254	1,474

TOTAL INTEREST EXPENSE	12,772	13,934	17,290

NET INTEREST INCOME	29,000	29,739	26,722
Provision for loan losses	915	870	1,080

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	28,085	28,869	25,642

OTHER INCOME
Service charges on deposit accounts	2,488	1,920	1,868
Security gains	2	0	232
Impairment of securities	(3,225)	0	0
Other operating income	1,272	1,058	1,092

TOTAL OTHER INCOME	537	2,978	3,192

OTHER EXPENSES
Salaries and employee benefits	10,646	10,595	9,661
Net occupancy expense of premises	1,250	1,099	1,062
Furniture and equipment expense,including depreciation	1,359	1,185	1,223
State and local taxes	923	875	850
Loan expenses	365	473	548
Other operating expenses	4,404	4,145	4,219

TOTAL OTHER EXPENSES	18,947	18,372	17,563

INCOME BEFORE INCOME TAXES	9,675	13,475	11,271

INCOME TAXES	2,494	3,960	3,337

NET INCOME	7,181	9,515	7,934

OTHER COMPREHENSIVE INCOME (LOSS),NET OF TAX:
Change in net unrealized gains (losses) on securities, net of reclassifications	(977)	(3,017)	3,146

COMPREHENSIVE INCOME	$6,204	$6,498	$11,080

EARNINGS PER SHARE:
Basic	$0.56	$0.74	$0.62
Diluted	$0.55	$0.74	$0.62

See accompanying notes.

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS’ EQUITY

(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2004	2003	2002

COMMON STOCK
Balance at beginning of year	$71,177	$62,631	$55,419
100 shares issued from stock options exercised	0	1	0
253,474 shares issued as a 2% stock dividend in 2004, 248,023 in 2003 and 242,842 in 2002	4,372	4,031	3,278
276,921 shares issued from dividend reinvestment in 2004, 279,645 in 2003 and 323,828 in 2002	4,651	4,514	3,934

Balance at end of year	80,200	71,177	62,631

RETAINED EARNINGS
Balance at beginning of year	16,287	18,404	20,672
Net income	7,181	9,515	7,934
Dividends declared:
$.64 cash dividends per share in 2004, $.61 in 2003 and $.57 in 2002	(8,138)	(7,601)	(6,924)
Stock dividends	(4,372)	(4,031)	(3,278)

Balance at end of year	10,958	16,287	18,404

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	1,870	4,887	1,741
Change in net unrealized gains (losses) on securities, net of reclassifications	(977)	(3,017)	3,146

Balance at end of year	893	1,870	4,887

TREASURY STOCK, AT COST
Balance at beginning of year	(9,120)	(4,970)	(2,114)
Purchase of 256,270 shares in 2004, 257,997 in 2003 and 242,423 in 2002	(4,277)	(4,150)	(2,856)

Balance at end of year	(13,397)	(9,120)	(4,970)

TOTAL STOCKHOLDERS’ EQUITY AT END OF YEAR	$78,654	$80,214	$80,952

See accompanying notes.

CONSOLIDATED STATEMENTS
OF CASH FLOWS

(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,181	$9,515	$7,934
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	915	870	1,080
Depreciation and amortization	1,105	945	936
Net amortization of securities	1,865	1,905	725
Security gains	(2)	0	(232)
Impairment of securities	3,225	0	0
Net change in other assets and liabilities	(1,724)	1,004	878

NET CASH FROM OPERATING ACTIVITIES	12,565	14,239	11,321

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and repayments of securities available for sale	66,989	74,247	33,419
Proceeds from sales of securities available for sale	9	0	1,518
Purchases of securities available for sale	(74,405)	(121,816)	(138,188)
Loan originations and payments,net	(3,931)	(24,563)	(16,178)
Additions to premises and equipment	(792)	(3,826)	(800)

NET CASH FROM INVESTING ACTIVITIES	(12,130)	(75,958)	(120,229)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	(3,391)	39,524	84,619
Net change in short-term borrowings	13,129	6,672	4,342
Proceeds from Federal Home Loan Bank borrowings and other debt	22,790	24,902	9,460
Repayment of Federal Home Loan Bank borrowings and other debt	(24,619)	(4,217)	(13,330)
Repurchase of Common Stock	(4,277)	(4,150)	(2,855)
Cash dividends paid	(8,962)	(7,454)	(6,934)
Proceeds from dividend reinvestment and exercise of stock options	4,651	4,515	3,934

NET CASH FROM FINANCING ACTIVITIES	(679)	59,792	79,236

NET CHANGE IN CASH AND CASH EQUIVALENTS	(244)	(1,927)	(29,672)

Beginning cash and cash equivalents	33,814	35,741	65,413

Ending cash and cash equivalents	$33,570	$33,814	$35,741

Supplemental cash flow information:
Interest paid	$12,699	$13,859	$17,863
Income taxes paid	3,582	4,122	2,719

Supplemental noncash disclosures:
Transfer of loans to other real estate	$92	$0	$0

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar Amounts In Thousands except Per Share Data)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

     The consolidated financial statements include the accounts of Farmers National Banc Corp. (the Corporation) and its wholly-owned subsidiary, The Farmers National Bank of Canfield (the Bank). All significant intercompany balances and transactions have been eliminated.

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

Securities Available for Sale:

     Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost. Deferred income taxes are provided on any unrealized appreciation or decline in value. Such appreciation or decline in value, net of deferred taxes, is reflected as a separate component of stockholders’ equity. Gains and losses are determined using the specific identification method. The Corporation does not utilize a trading account. Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the specific security sold.

     Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans:

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. The accrual of interest income is ordinarily discontinued when a loan becomes 90 days past due as to principal or interest; however, management may elect to continue the accrual when the estimated value of collateral is sufficient to cover the principal balance and the accrued interest and the loan is in process of collection. Consumer and credit card loans are typically charged off no later than 180 days past due. When interest accruals are discontinued, interest credited to income in the current year is reversed. When the loan is determined to be uncollectible, interest accrued in prior years and the principal are charged to the allowance for loan losses. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:

     The allowance for loan losses is a valuation allowance for probable incurred loan losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. The allowance is based on management’s judgment taking into consideration past loss experience, reviews of individual loans, current economic conditions and other factors considered relevant by management at the financial statement date. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowances. If additions to the original estimate of the allowance for loan losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

     The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

     A loan is impaired when full payment under the loan terms is not expected. The allowance for loan losses related to loans that are considered impaired is based on discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar Amounts In Thousands except Per Share Data)

Foreclosed Assets:

     Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment:

     Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method. The estimated useful lives are based on the asset type and range from 3 to 40 years.

Intangibles:

     Identified purchased intangibles, primarily core deposits, are recorded at cost and are amortized over terms ranging from 8 to 15 years. Intangible amortization of $97 thousand was recorded in 2004, 2003 and 2002. Intangible assets are included in other assets.

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

Income Taxes:

     Income taxes are provided for amounts currently due and deferred amounts computed based on the expected future tax consequences of temporary differences between the financial accounting and income tax basis of assets and liabilities, and is computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amounts expected to be realized.

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

December 31,	2004	2003	2002

Net income, as reported	$7,181	$9,515	$7,934
Less: Total stock-based employee compensation expense determined under fair-value-based method	(27)	(30)	(31)

Pro forma net income	$7,154	$9,485	$7,903

Basic earnings per share as reported	$.56	$.74	$.62
Diluted earnings per share as reported	$.55	$.74	$.62
Pro forma earnings per share (basic and diluted)	$.55	$.73	$.62

     The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. There were no stock option grants in 2004, 2003 or 2002.

Advertising:

     The Bank expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2004, 2003 and 2002 was $448 thousand, $363 thousand and $468 thousand, respectively.

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

Recently Issued Accounting Standards:

     The Financial Accounting Standards Board (FASB) recently issued new accounting standards on inventory costs (Statement 151), real estate timesharing transactions (Statement 152), exchanges of non-monetary assets (Statement 153), and share-based payments (Statement 123R). The Accounting Standards Executive Committee (Ac-SEC) issued a new accounting standard on purchased loans (Statement of Position or SOP 03-3).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar Amounts In Thousands except Per Share Data)

     FAS 123R requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. We will adopt statement 123R in the third quarter of 2005 as required by the Standard. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $13 thousand during the balance of 2005 and $25 thousand in 2006. There will be no significant effect on financial position as total equity will not change.

     Management does not believe that any of the recently issued but not yet effective accounting standards will have a material effect on our financial statements when adopted in 2005.

Loss Contingencies:

     Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash:

     Cash on hand or on deposit with the Federal Reserve Bank of $7.509 million and $6.628 million was required to meet regulatory reserve and clearing requirements at year end 2004 and 2003. These balances do not earn interest.

Reclassifications:

     Certain items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE B - SECURITIES AVAILABLE FOR SALE

     Securities available for sale at December 31, 2004 and 2003 are summarized as follows:

		GROSS	GROSS
		UNREALIZED	UNREALIZED
2004	FAIR VALUE	GAINS	LOSSES

U.S.Treasury and U.S. Government agencies	$86,158	$801	$(148)
Corporate debt securities	3,562	98	0
Mortgage-backed securities	133,027	449	(1,548)
Obligations of states and political subdivisions	56,098	1,437	(63)

Total debt securities	278,845	2,785	(1,759)
Equity securities	14,196	348	0

TOTALS	$293,041	$3,133	$(1,759)

		GROSS	GROSS
		UNREALIZED	UNREALIZED
2003	FAIR VALUE	GAINS	LOSSES

U.S.Treasury and U.S. Government agencies	$99,617	$2,987	$ (14)
Corporate debt securities	4,741	246	0
Mortgage-backed securities	127,637	682	(969)
Obligations of states and political subdivisions	44,880	1,540	(45)

Total debt securities	276,875	5,455	(1,028)
Equity securities	15,306	339	(1,933)

TOTALS	$292,181	$5,794	$(2,961)

	2004	2003	2002
Sales of available for sale securities were as follows:
Proceeds	$9	$0	$1,518
Gross gains	2	0	232

     During 2004, the Company concluded that two U.S. Government sponsored enterprises’ preferred equity securities were other-than-temporarily impaired. The impairment charge against income was $3.225 million and the related tax benefit was $1.105 million.

     The fair value of debt securities available for sale by contractual maturities at December 31, 2004 are summarized below. Mortgage-backed securities are not due at a single maturity date and are shown separately.

Available for sale - Debt securities	FAIR VALUE
Due in 1 year or less	$26,570
Due after one year through five years	70,652
Due after five years through ten years	24,530
Due after ten years	24,066
Mortgage-backed securities	133,027

TOTALS	$278,845

     Securities with a carrying amount of $125 million at December 31, 2004 and $122 million at December 31, 2003 were pledged to secure public deposits in accordance with federal and state requirements and to secure repurchase agreements sold.

     At year-end 2004 and 2003, there were no holdings of securities of any one issuer, other than the U.S. Government, its agencies and U.S. Government sponsored enterprises, in an amount greater than 10% of shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar Amounts In Thousands except Per Share Data)

     Securities with unrealized losses at year-end 2004 and 2003, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
2004
Description	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
of Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Government agencies	$27,273	$(143)	$876	$(5)	$28,149	$ (148)
Mortgage-backed securities	65,924	(589)	38,277	(959)	104,201	(1,548)
Obligations of states and political subdivisions	4,077	(31)	1,175	(32)	5,252	(63)

Total temporarily impaired	$97,274	$ (763)	$40,328	$(996)	$137,602	$(1,759)

	Less than 12 Months		12 Months or More		Total
2003
Description	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
of Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Government agencies	$2,029	$(6)	$1,065	$(8)	$3,094	$(14)
Mortgage-backed securities	74,562	(957)	387	(12)	74,949	(969)
Obligations of states and political subdivisions	3,285	(45)			3,285	(45)
Equity securities	1,912	(124)	8,192	(1,809)	10,104	(1,933)

Total temporarily impaired	$81,788	$(1,132)	$9,644	$(1,829)	$91,432	$(2,961)

     The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or it agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.

     Unrealized losses on securities have not been recognized into income because management has the intent and ability to hold for the foreseeable future and the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the securities approach their maturity date and/or market rates change.

NOTE C - LOANS

     Following is a summary of loans:

December 31,	2004	2003

Residential Real Estate	$166,591	$169,542
Commercial Real Estate	142,582	127,226
Consumer	142,602	155,461
Commercial	21,680	18,698

Subtotal	473,455	470,927
Net deferred loan fees and costs	1,066	1,165
Allowance for loan losses	(6,144)	(6,639)

NET LOANS	$468,377	$465,453

     Following is an analysis of changes in the allowance for loan losses for the years ended December 31:

	2004	2003	2002
Balance at beginning of year	$6,639	$6,779	$6,442
Provision for loan losses	915	870	1,080
Recoveries	444	365	437
Loans charged off	(1,854)	(1,375)	(1,180)

Balance at end of year	$6,144	$6,639	$6,779

	2004	2003
Loans individually considered impaired were as follows:
Year-end loans with no allocated allowance for loan losses	$0	$0
Year-end loans with allocated allowance for loan losses	86	806

Total	$86	$806

Amount of the allowance for loan losses allocated	$86	$278

	2004	2003	2002
Average of loans individually considered impaired during the year	$89	$693	$0
Interest income recognized during impairment	6	52	0
Cash-basis interest income recognized	8	54	0

	2004	2003
Nonperforming loans were as follows:
Loans past due over 90 days still on accrual	$372	$411
Nonaccrual loans	960	1,114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar Amounts In Thousands except Per Share Data)

     Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

     Certain directors, executive officers and associates of such persons were loan customers during 2004. A summary of related party loan activity is as follows:

Total loans at December 31, 2003	$5,287
New loans	430
Repayments	(627)

Total loans at December 31, 2004	$5,090

NOTE D - PREMISES AND EQUIPMENT

     Following is a summary of premises and equipment:

December 31,	2004	2003

Land	$2,747	$2,713
Premises	15,249	14,790
Equipment	8,229	7,930
Leasehold Improvements	198	198

	26,423	25,631
Less accumulated depreciation	(10,768)	(9,760)

NET BOOK VALUE	$15,655	$15,871

     Depreciation expense was $1.01 million for the year ended December 31, 2004, $848 thousand for 2003 and $839 thousand for 2002.

     The Bank leases a branch location under a noncancelable operating lease extending to 2014. Rental expense charged to operations totaled $44 thousand for 2004, $78 thousand for 2003 and $75 thousand for 2002. Following is a summary of future minimum rental payments under operating leases that have initial or remaining noncancelable terms in excess of one year as of December 31, 2004:

2005	$54
2006	54
2007	54
2008	54
2009	55
Thereafter	304

TOTAL	$575

NOTE E - INTEREST-BEARING DEPOSITS

     Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2004:

2005	$97,931
2006	79,291
2007	29,399
2008	14,738
2009	13,581
Thereafter	2,069

TOTAL	$237,009

     Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities:

	2004	2003
Three months or less	$11,861	$14,736
Three to six months	7,239	12,161
Six to twelve months	14,518	19,177
Over twelve months	35,612	24,607

TOTAL	$69,230	$70,681

     Following is a summary of interest-bearing deposits:

December 31	2004	2003

Demand	$119,349	$95,387
Money Market	109,238	148,779
Savings	99,602	102,462
Certificates of Deposit	237,009	226,274

TOTAL	$565,198	$572,902

NOTE F - SECURITIES SOLD UNDER
REPURCHASE AGREEMENTS

     Securities sold under repurchase agreements are financing arrangements that mature within 89 days. All such arrangements are with retail and commercial customers of the Bank. Securities sold under agreements to repurchase are held by an independent third party. The outstanding balances and related information are summarized as follows:

	2004	2003
Carrying value of securities	$86,440	$65,647
Maximum month end balance during the year	76,295	82,701
Average balance during the year	68,113	67,418
Average year end interest rate	1.58%	1.58%
Average interest rate during the year	1.58%	2.37%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar Amounts In Thousands except Per Share Data)

NOTE G - FEDERAL HOME LOAN BANK ADVANCES
AND OTHER BORROWINGS

     Federal Home Loan Bank advances at December 31, 2004 are secured by a blanket pledge of residential mortgage loans totaling $52.520 million and the Bank’s investment in FHLB stock. Each advance is subject to a prepayment penalty if paid prior to its maturity date. Advances from the Federal Home Loan Bank were as follows:

	December 31,
	2004		2003
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
Fixed-rate advances, at rates from 1.09% to 7.05%	$37,016	4.35%	$43,774	3.32%
Variable-rate advances	5,000	2.42%	0	0.00%

Total advances	$42,016	4.12%	$43,774	3.32%

     Scheduled repayments of FHLB advances are as follows:

Maturing in:
2005	$9,805
2006	5,893
2007	8,080
2008	3,795
2009	4,148
Later years	10,295

TOTAL	$42,016

     The Bank has access to lines of credit amounting to $18 million at three major domestic banks that are below prime rate. These lines and terms are periodically reviewed by the banks and are generally subject to withdrawal at their discretion. At December 31, 2004, the Bank had not borrowed against these lines of credit.

     The Bank has notes payable secured by real estate totaling $479 thousand in 2004 and $550 thousand in 2003. Scheduled repayments of notes payable are as follows:

Maturing in:
2005	$48
2006	41
2007	45
2008	48
2009	52
Later years	245

TOTAL	$479

     The Bank has a short-term U.S. Treasury interest-bearing demand note with a balance of $816 thousand in 2004 and $637 thousand in 2003.

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

     The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2004		2003
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to make loans	$2,880	$9,807	$7,968	$8,068
Unused lines of credit	$20,040	$20,190	$20,352	$17,761

     Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 5% to 9.75% and maturities ranging from 5 years to 15 years.

     Standby letters of credit are considered financial guarantees under FASB Interpretation 45. The standby letters of credit have a contractual value of $1.728 million in 2004 and $954 thousand in 2003. The carrying amount of these items on the balance sheet is not material.

NOTE I - STOCK OPTIONS

     Options to buy stock are granted to directors, officers and employees under the Company’s Stock Option Plan, which provides for issue of up to 375,000 options. Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over a five year period.

     A summary of the activity in the plan is as follows:

	2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at beginning of year	52,000	$11	55,500	$11	56,000	$11
Granted	0		0		0
Exercised	0		100	11	0
Forfeited or expired	2,500	11	3,400	11	500	11

Outstanding at end of year	49,500	$11	52,000	$11	55,500	$11

Options exercisable at year-end	29,700		20,800		11,100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)

Options outstanding at year-end 2004 were as follows.

	Outstanding			Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Number	Life	Price	Number	Price

$11	49,500	6.9 years	$11	29,700	$11

NOTE J - REGULATORY MATTERS

     The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 2004, the Bank had $2.64 million of retained earnings available for distribution without requiring prior approval of the Comptroller of the Currency. In 2005, the Bank must obtain prior approval to distribute more than current year earnings plus $722 thousand.

     The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the bank subsidiary must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Corporation and the Bank meet all capital adequacy requirements to which it is subject.

     As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s capital category.

     The following table reflects various measures of capital at year-end:

				Requirement		To be “Well Capitalized”
				For Capital		Under Prompt Corrective
		Actual		Adequacy Purposes:		Action Provisions:
		Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31,2004
Total Capital to risk weighted assets:	Consolidated	$83,772	16.39%	$40,890	8.00%	$51,113	10.00%
	Bank	$79,908	15.65%	$40,850	8.00%	$51,063	10.00%

Tier I Capital to risk weighted assets:	Consolidated	$77,471	15.16%	$20,445	4.00%	$30,668	6.00%
	Bank	$73,764	14.45%	$20,425	4.00%	$30,638	6.00%

Tier I Capital to average assets:	Consolidated	$77,471	9.44%	$32,819	4.00%	$41,024	5.00%
	Bank	$73,764	9.02%	$32,717	4.00%	$40,896	5.00%

As of December 31,2003
Total Capital to risk weighted assets:	Consolidated	$83,108	16.77%	$39,654	8.00%	$49,567	10.00%
	Bank	$73,467	14.84%	$39,600	8.00%	$49,500	10.00%

Tier I Capital to risk weighted assets:	Consolidated	$76,907	15.52%	$19,827	4.00%	$29,740	6.00%
	Bank	$67,274	13.59%	$19,800	4.00%	$29,700	6.00%

Tier I Capital to average assets:	Consolidated	$76,907	9.57%	$32,142	4.00%	$40,177	5.00%
	Bank	$67,274	8.40%	$32,047	4.00%	$40,059	5.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)

NOTE K - EMPLOYEE BENEFIT PLANS

     The Bank has a qualified 401(k) deferred compensation Retirement Savings Plan. All employees of the Bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation pursuant to section 401(k) of the Internal Revenue Code. The Bank matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the Bank may make an additional profit sharing contribution to the plan. Total expense was $376 thousand, $447 thousand and $381 thousand for the years ended December 31, 2004, 2003 and 2002, respectively.

     The Corporation maintains a deferred compensation plan for certain existing employees and retirees. Expense under the plan was $57 thousand, $59 thousand and $63 thousand for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE L - INCOME TAXES

     The provision for income taxes (credit) consists of the following:

Years ended December 31,	2004	2003	2002

Current	$3,428	$4,533	$3,398
Deferred	(934)	(573)	(61)

TOTALS	$2,494	$3,960	$3,337

     Following is a reconciliation between income taxes at statutory rates and actual taxes based on income before income taxes:

Years ended
December 31,	2004		2003		2002
		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Statutory tax	$3,386	35%	$4,716	35%	$3,945	35%
Effect of nontaxable interest	(675)	(7)	(557)	(4)	(584)	(5)
Dividend exclusion	(73)	(1)	(110)	(1)	(123)	(3)
Other	(144)	(1)	(89)	(1)	99	3

ACTUAL TAX	$2,494	26%	$3,960	29%	$3,337	30%

Deferred tax assets (liabilities) are comprised of the following at December 31:

	2004	2003

Deferred tax assets:
Allowance for credit losses	$2,150	$2,324
Security valuation	1,129	0
Deferred compensation	262	260
Deferred loan fees and costs	74	5
Other	64	56

Gross deferred tax assets	$3,679	$2,645

Deferred tax liabilities:
Depreciation	$(778)	$(803)
Net unrealized gain on securities available for sale	(481)	(991)
Federal Home Loan Bank dividends	(520)	(466)
Prepaid expenditures	(117)	0
Other	(35)	(81)

Gross deferred tax liabilities	(1,931)	(2,341)

NET DEFERRED TAX ASSET	$1,748	$304

     No valuation allowance for deferred tax assets was recorded at December 31, 2004 and 2003. Income taxes applicable to realized investment securities gains in 2004, 2003 and 2002 were $1 thousand, $0 and $79 thousand, respectively.

NOTE M - DISCLOSURE ABOUT FAIR VALUE
OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2004:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)

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

Off-balance sheet commitments:

     The fair value of commitments is nominal.

     The estimated fair values of the company’s financial instruments as of December 31, 2004 and 2003 are as follows:

	2004		2003
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets:
Cash and cash equivalents	$33,570	$33,570	$33,814	$33,814
Investment securities:
Available for sale	293,041	293,041	292,181	292,181
Loans - Net	468,377	465,040	465,453	476,672
Accrued interest receivable	3,914	3,914	4,188	4,188

Financial liabilities:
Deposits	$622,224	$622,601	$627,926	$629,359
Securities sold under repurchase agreements	70,912	70,912	57,962	57,962
Federal Home Loan Bank advances	42,016	41,952	43,774	44,435
Other borrowings	1,295	1,295	1,187	1,187
Accrued interest payable	861	861	789	789

NOTE N - EARNINGS PER SHARE

     The computation of basic and diluted earnings per share is shown in the following table:

December 31,	2004	2003	2002

Basic EPS computation
Numerator - Net income	$7,181	$9,515	$7,934

Denominator - Weighted average shares outstanding	12,926,309	12,912,482	12,843,589

Basic earnings per share	$.56	$.74	$.62

Diluted EPS computation
Numerator - Net income	$7,181	$9,515	$7,934

Denominator - Weighted average shares outstanding for basic earnings per share	12,926,309	12,912,482	12,843,589
Effect of Stock Options	16,876	16,472	4,412

Weighted averages shares for diluted earnings per share	12,943,185	12,928,954	12,848,001

Diluted earnings per share	$.55	$.74	$.62

NOTE O - OTHER COMPREHENSIVE INCOME (LOSS)

     The following table discloses the reclassification of available for sale security gains and losses, net of tax:

December 31,	2004	2003	2002

Net unrealized holding gains (losses) on available for sale securities arising during the period	$(3,072)	$(3,017)	$3,299
Less: Reclassification adjustment for net gains realized in net income	2,095	0	(153)

Net unrealized gains (losses)	$(977)	$(3,017)	$3,146

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)

NOTE P - QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended 2004	March 31	June 30	September 30	December 31

Total interest income	$10,642	$10,284	$10,445	$10,401
Total interest expense	3,161	3,166	3,183	3,262

Net interest income	7,481	7,118	7,262	7,139
Provision for loan losses	180	120	240	375
Other income	780	933	1,063	(2,239)
Other expense	4,827	4,736	4,747	4,637

Income before income taxes	3,254	3,195	3,338	(112)
Income taxes	917	900	923	(246)

Net income	$2,337	$2,295	$2,415	$134

Earnings per share:
Basic	$0.18	$0.18	$0.19	$0.01
Diluted	$0.18	$0.18	$0.19	$0.01

Quarter Ended 2003	March 31	June 30	September 30	December 31

Total interest income	$10,923	$11,088	$10,825	$10,837
Total interest expense	3,714	3,653	3,356	3,211

Net interest income	7,209	7,435	7,469	7,626
Provision for loan losses	270	200	190	210
Other income	708	749	781	740
Other expense	4,527	4,540	4,604	4,701

Income before income taxes	3,120	3,444	3,456	3,455
Income taxes	914	1,021	1,014	1,011

Net income	$2,206	$2,423	$2,442	$2,444

Earnings per share - basic and diluted	$0.17	$0.19	$0.19	$0.19

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

	December 31, 2004	December 31, 2003

BALANCE SHEETS
Assets:
Cash	$2,016	$9,650
Investment in bank subsidiary	74,721	70,581
Securities available for sale	2,417	2,352
Other	58	3

TOTAL ASSETS	$79,212	$82,586

Liabilities:
Dividends payable	$398	$1,220
Other accounts payable	160	1,152

TOTAL LIABILITIES	558	2,372

Stockholders’ equity:
Common stock	80,200	71,177
Retained earnings	10,958	16,287
Accumulated other comprehensive income	893	1,870
Treasury stock, at cost; 933,041 shares in 2004 and 676,771 shares in 2003	(13,397)	(9,120)

TOTAL STOCKHOLDERS’ EQUITY	78,654	80,214

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$79,212	$82,586

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)

STATEMENTS OF INCOME
Years ended December 31,	2004	2003	2002

Income:
Dividends from subsidiary bank	$2,169	$14,050	$5,966
Interest and dividends on securities	42	32	52
Investment security gains	2	0	153

TOTAL INCOME	2,213	14,082	6,171

Other expenses	(207)	(170)	(154)
Income before income tax benefit and undistributed subsidiary income	2,006	13,912	6,017
Income tax benefit	56	0	0
Equity in undistributed net income of subsidiary (dividends in excess of net income)	5,119	(4,397)	1,917

NET INCOME	$7,181	$9,515	$7,934

STATEMENTS OF CASH FLOWS
Years ended December 31,	2004	2003	2002

Cash flows from operating activities:
Net income	$7,181	$9,515	$7,934
Adjustments to reconcile net income to net cash provided by operating activities:
Security gains	(2)	0	0
Dividends in excess of net income (Equity in undistributed net income of subsidiary)	(5,119)	4,397	(1,917)
Other	(1,078)	(375)	1,023

NET CASH FROM OPERATING ACTIVITIES	982	13,537	7,040

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	3,400	1,700	1,702
Proceeds from sales of other securities and securities available for sale	9	0	241
Purchases of other securities and securities available for sale	(3,445)	(1,742)	(1,741)
Proceeds from return of capital on other securities	8	0	0

NET CASH FROM INVESTING ACTIVITIES	(28)	(42)	202

Cash flows from financing activities:
Purchase of treasury stock	(4,277)	(4,150)	(2,856)
Dividends paid	(8,962)	(7,454)	(6,934)
Proceeds from dividend reinvestment and exercise of stock options	4,651	4,515	3,934

NET CASH FROM FINANCING ACTIVITIES	(8,588)	(7,089)	(5,856)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(7,634)	6,406	1,386
Beginning cash and cash equivalents	9,650	3,244	1,858

Ending cash and cash equivalents	$2,016	$9,650	$3,244

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
INVESTOR INFORMATION
A N N U A L M E E T I N G N O T I C E The annual meeting of Shareholders will be held at Kenneth F. McMahon Hall at the Mill Creek MetroParks Experimental & Educational Building at 7574 Columbiana-Canfield Rd., Canfield, OH 44406, at 3:30 p.m. local time, on Thursday, March 31, 2005. C O M M O N S T O C K L I S T I N G Farmers National Banc Corp. common stock trades on the OTC Bulletin Board under the symbol FMNB.OB. At December 31, 2004, there were 12,979,474 shares outstanding and approximately 4,038 shareholders. D I V I D E N D P A Y M E N T S Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December. D I V I D E N D R E I N V E S T M E N T P L A N ( D R I P ) Registered shareholders can purchase additional shares of Farmers’ common stock through Farmers Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends, supplemental cash contributions not to exceed $1,000 per quarter and the safekeeping of stock certificates. To obtain our Plan prospectus, contact Susan Better at Toll Free 1-888-988-3276 or email: exec@fnbcanfield.com. D I R E C T D E P O S I T O F C A S H D I V I D E N D S Shareholders have the option of having their cash dividends sent directly to their financial institution for deposit into their savings or checking account. S T O C K T R A N S F E R A G E N T Farmers National Bank Attention: Susan Better, AVP, Corporate Services Administration P.O. Box 555 Canfield, OH 44406 Toll Free 1-888-988-3276 F O R M 1 0 — K A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention: Mr. Carl D. Culp, Treasurer Farmers National Banc Corp. 20 South Broad Street, P.O. Box 555 Canfield, OH 44406 Toll Free 1-888-988-3276
Website www.fnbcanfield.com

OFFICERS

Farmers National Banc Corp. Officers

Frank L. Paden	Daniel G. Cerroni	Richard R. Lytle	Lynnita J. Himes
President & Secretary	Vice President	Assistant Vice President	Assistant Cashier
	Niles Loans	Youngstown Rd.	Western Reserve

Carl D. Culp
Executive Vice President &	Joseph E. Chapman	Mary Jane Naples	Diane C. King
Treasurer	Vice President	Assistant Vice President	Assistant Cashier
	Niles Collections	Niles Operations Center	Girard

Donald F. Lukas
Senior Vice President	Richard G. Ferraro	Phyllis A. Welton	Rob L. Mort
	Vice President	Assistant Vice President	Corporate Acct. Officer
	Niles	Niles Operations Center	Canfield

Farmers National	Thomas G. Hathhorn	Andrew A. Baird	Joanie F. Orr
Bank Officers	Vice President	Assistant Cashier	Assistant Cashier
	Loans	Canfield Data Center	Accounting

Frank L. Paden
President & CEO	Frederick M. Kotheimer	Pamela J. Cleghorn	Patricia C. Rosko
	Vice President	Assistant Cashier	Assistant Cashier
Carl D. Culp	Loan Review	Branch Adm.	Austintown
Executive Vice President
Cashier & CFO	Kevin T. Lamar	Matthew W. Close	Barbara L. Sitler
	Vice President	Assistant Cashier	Assistant Cashier
Donald F. Lukas	Niles	Indirect Loans	Cornersburg
Senior Vice President
Bank Systems	Alfred F. Ridel	Janine E. Cox	Deborah N. Testa
	Vice President	Assistant Cashier	Assistant Cashier
Mark L. Graham	Consumer Loans	Credit Administration	Eastwood
Vice President
Loan Administrator	James G. Swift	Charlene K. Daugherty	Dennis S. Vitt
	Vice President	Assistant Cashier	Assistant Cashier
Bradley S. Henderson	Niles Operations Center	Human Resources	Poland
Vice President
Branch Adm. & Security	Robert E. True	David E. Enterline	Dorothy J. Weeden
	Vice President	Assistant Cashier	Assistant Cashier
Anthony F. Peluso	Niles	Network Administrator	Canfield
Vice President
Human Resources	Susan E. Better	Merle C. Garritano
	Assistant Vice President	Assistant Cashier
Barbara C. Fisher	Corporate Services Admin.	Canfield Loans
Vice President
Deposit Operations &	Keith A. Leonard	Geraldine J. Gbur Polas
Marketing	Assistant Vice President	Assistant Cashier
	Canfield Loans	Columbiana

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CORPORATE HEADQUARTERS
Website- www.fnbcanfield.com
BRANCH LOCATIONS
Austintown 22 North Niles-Canfield Road • Youngstown, OH 44515 792-1411 Boardman 102 West Western Reserve Road • Boardman, OH 44512 726-8896 Canfield Main Office 20 South Broad Street • Canfield, OH 44406 533-3341 Colonial Plaza 401 East Main Street • Canfield, OH 44406 533-2686 Columbiana 340 State Rt. 14 • Columbiana, OH 44408 482-1974 Cornersburg 3619 S. Meridian Road • Youngstown, OH 44511 793-3971 Damascus 29053 State Rt. 62 • Damascus, OH 44619 537-4004 Girard 121 North State Street • Girard, OH 44420 545-9791 Lake Milton 17817 Mahoning Avenue • Lake Milton, OH 44429 654-3351 Leetonia 16 Walnut Street • Leetonia, OH 44431 427-2436 Mineral Ridge 3826 South Main Street • Mineral Ridge, OH 44440 544-7340 Niles 1 South Main Street • Niles, OH 44446 544-7400 Niles Drive Up 170 East State Street • Niles, OH 44446 544-7420 Niles Ops. Center 51 South Main Street • Niles, OH 44446 544-7400 Niles 5845 Youngstown-Warren Road • Niles, OH 44446 544-7410 Poland 106 McKinley Way West • Poland, OH 44514 757-7508 Salem 1858 East State Street • Salem, OH 44460 332-1558 Warren 2910 Youngstown-Warren Road • Warren, OH 44484 369-5400

F A R M E R S N A T I O N A L B A N C C O R P. A N D S U B S I D I A R Y
P R O F E S S I O N A L S E RV I C E S Professional services offered by PrimeVest Financial Services located at Farmers National Bank
• Portfolio Strategy • Insurance Needs • Asset Allocation • Mutual Funds • Retirement Planning • College Funding • Tax-Favored Investing • Health Care Concerns • Business Owner Needs • Estate Issues*
Our Investment and Insurance Professionals will be glad to take the time to discuss your needs and aspirations. Whether you are seeking to create or revise a comprehensive financial plan, or are interested in a specific product, we have the experience to assist you. We can help you determine which products and services make the most sense for you. Our Investment and Insurance Professionals bring a wealth of common sense, experience and objectivity to your financial planning. PrimeVest Financial Services, Inc., is an independent registered broker/dealer. Securities and insurance products offered by PrimeVest Financial Services s located at Farmers National Bank:
• Not FDIC Insured • May go down in value • Not Financial Institution guaranteed • Not a deposit • Not insured by any federal government agency
*Please note that neither PrimeVest nor any of its representatives may give legal or tax advice.
Top to bottom: Kevin Helmick Daniel Cvercko Lynn Bowers Robert Hoffman

PrimeVest Investment and Insurance Professionals