Form 10-K, Exhibit 13
period 2005-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2006-03-14
CIK 709337

Exhibit 13

assigns
those

KEEPING OUR PRIORITIES IN FOCUS

FARMERS NATIONAL BANC CORP.

2005 ANNUAL REPORT

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CORPORATE PROFILE
Farmers National Banc Corp. (the “Corporation”) is a one-bank holding company formed under the Bank Holding Company Act of 1956, as amended, operating under regulations of the Board of Governors of the Federal Reserve System. Its principal subsidiary is The Farmers National Bank of Canfield, which was acquired March 31,1983. Presently, the Corporation and its subsidiary operate in one industry,domestic banking and the corporate offices are located at 20 South Broad Street, Canfield, Ohio.
The Farmers National Bank of Canfield, chartered in 1887 as a national bank, is a full-service financial services company engaged in commercial and retail banking with the exception of trust services. The bank’s main office is located at 20 South Broad Street, Canfield, Ohio. Business is conducted at a total of seventeen (17) offices located in the counties of Mahoning, Columbiana and Trumbull. In addition, the bank provides 24-hour access to a network of Automated Teller Machines and offers Internet and telephone banking services. As a national banking association, the Bank is a member of the Federal Reserve System, subject to supervision and regulation of the Comptroller of the Currency, and deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. The Bank is affected also by the monetary and fiscal policy of the United States and of various regulatory agencies.
The Bank competes with state and national banks located in Mahoning, Columbiana and Trumbull counties. The bank also competes with a large number of other financial institutions, such as thrifts, insurance companies, consumer finance companies, credit unions and commercial finance leasing companies for deposits, loans and other financial service business. The principal methods of competition are the rates of interest charged for loans, the rates paid for funds, the fees charged for services and the availability of services.
OUR CORPORATE MISSION STATEMENT:
•	To enhance and maximize shareholder value.

•	To act as the financial leader in the communities we serve as a locally owned, independent community banking organization.

•	To grow and expand the size of our franchise through internal and external sources.

•	To succeed because of our employee’s expertise, professionalism and superior customer service.

•	To foster a working environment that recognizes the value and input of every employee.

•	To fulfill our corporate goals — to build long-term shareholder value through effective risk management, improve on consistent and diversified sources of income and maintain a planned growth pattern.

•	To enhance our financial performance — striving to be included in the “high performance” category with peers.

2005 ANNUAL REPORT
TABLE OF CONTENTS

Financial Highlights	1

Letter To Our Shareholders	2-3

Investor Information	4

Selected Financial Data	5-7

Management’s Discussion	7-15

Report of Independent Auditors	18

Consolidated Financial Statements	19-33

Board Of Directors	34

Officers	35

Location of Offices	36
Annual Meeting Notice
The annual meeting of Shareholders will be held at Kenneth F. McMahon Hall at the Mill Creek
MetroParks Experimental & Educational Building at 7574 Columbiana-Canfield Rd., Canfield, OH 44406,
at 3:30 p.m. local time, on Thursday, March 30, 2006. Website www.fnbcanfield.com
SELECTED FINANCIAL DATA
(Dollar Amounts In Thousands except Per Share Data)

FOR THE YEAR	2005	2004	Percent Change

Net Income	$8,060	$7,181	12.24%
Return on Average Assets	0.97%	0.88%	10.23%
Return on Average Equity	10.40%	9.07%	14.66%

PER SHARE

Net Income (Basic)	$0.62	$0.56	10.71%
Net Income (Diluted)	0.62	0.55	12.73%
Book Value	5.82	6.06	-3.96%

BALANCES AT YEAR-END

Total Assets	$827,069	$817,839	1.13%
Earning Assets	776,300	771,513	0.62%
Total Deposits	630,800	622,224	1.38%
Net Loans	506,054	479,535	5.53%
Total Stockholders’ Equity	75,864	78,654	-3.55%
Cash Dividends	8,309	8,138	2.10%

Common Shares Outstanding	13,043	12,979	0.49%

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Frank L. Paden Farmers National Bank President & CEO
To Our Shareholders and Friends,
A core challenge in business — and indeed in life — is to identify and focus on priorities.
Everyday, many legitimate opportunities and challenges clamor for our attention. Yet, if we are to succeed, we must keep the center of our focus on those things that matter most — those that are at the heart of our best interests and our primary obligations.
The theme of this year’s annual report, “Keeping our Priorities in Focus: Our Customers” is intended to convey to our valued shareholders that Management recognizes that meeting our customers’ needs is fundamental to growing value in our Company.
Focusing on customer needs and aspirations has been a priority for this bank since its inception 119 years ago. In today’s economic environment, laden with both opportunities and challenges, retaining this customer-centric focus is more important than ever. Ultimately, companies that satisfy existing and attract new customers are those that flourish, are prosperous and reward investors.
This time of year allows us the chance to catch our breath, take an inventory of our achievements, and to evaluate and critique the financial and strategic initiatives that we set forth to accomplish in 2005. Our foundation is built on core competencies that can be identified as the cornerstones to the strength and long-term success of this Company:

•	Quality customer service
•	Stable fiscal management
•	Prudent asset and liability management
•	Sound underwriting standards
•	Strong risk management
In this respect, our decision-making process and our initiatives in 2005 were true to our foundational principles.
As I look back on this past year, we were presented with many challenges, some of which we expect will continue through 2006. The opportunities to grow and expand our business are real, but as it almost always is the case, so are the challenges we confront.
The most significant of these challenges is the continued pressure on the net interest margin. The Federal Reserve Board has now hiked short-term interest rates 14 times in a row, to 4.50%, the highest level in almost five years. Since the Fed began raising rates in June 2004, the big surprise has been that long-term interest rates have not followed along, in fact, some long-term yields have fallen.
The sustained flattening of the yield curve coupled with continued aggressive deposit pricing in our geographic footprint were the key contributors to the margin compression. Until there is evidence of a more stable economic recovery stage recognized by the Fed, continued pressure is likely.
In addition to margin challenges, we were faced with increases in our non-interest expense categories, primarily in our Employee benefits and health care costs. We have analyzed the impact of these costs and have taken steps to better manage expenses in the future.

2005 ANNUAL REPORT
During 2005, we continued our strategy to diversify the loan portfolio and become more active in the commercial real estate lending market. I am pleased to report that we have successfully increased our presence as evidenced by growing our commercial real estate loans approximately 16% during the past year. These new loans generated opportunities for additional business, propelled growth and created new economic development in our local communities. Additionally, we continue to fine-tune our customer service delivery systems with an enhanced sales/incentive compensation initiative to encourage our staff to bring opportunities to the attention of our customers.
Net income for 2005 was $8.1 million compared to $7.2 million for 2004. On a per share basis, this translates into $0.62 basic and diluted earnings per share for the twelve months ended December 31, 2005, compared to $0.55 diluted earnings per share for the prior twelve-month period. This represents an increase of 12.73%. Return on average assets was 0.97% and return on average equity was 10.40%.
On December 31, 2005, total assets are reported at $827 million as compared to $818 million at this same time in 2004. Total deposits and net loans increased year-over-year by 1.4% and 5.5% respectively.
Total Shareholders’ Equity at the end of 2005 is $75.9 million, down from the $78.7 million reported at this time in 2004. This decrease largely was attributable to the fact that during 2005, we were able to repurchase approximately 251,000 shares of our common stock under our Stock Repurchase Program, which utilized approximately $3.5 million of excess capital. At year-end 2005, the Corporation’s Capital to Asset ratio was 9.17%. Book Value of our common stock was $5.82 per share and we had a Market Capitalization of approximately $154 million.
The Management’s Discussion section that follows, details some of the more noteworthy results of performance during 2005 and specific strategies we plan to incorporate into our business model. The focus in 2006 will be driving revenue and quality loan and deposit growth by adding new customers, increasing market share and striving to meet all the financial services needs of our customers.
I encourage you to take the opportunity to review this Annual Report along with the Report of our Independent Registered Public Accounting Firm.
Farmers National Banc Corp. is very fortunate to have a strong Board of Directors who give selflessly of their time and energy. I would like to take this opportunity to recognize them for their leadership and vision. We have a very dedicated Management team whose primary focus is the long-term value created for our shareholders, and a staff, who believes in our mission, “Be the best of the best in community banking.” I want to thank each of them personally for their efforts in 2005. Lastly, I thank all our shareholders for their support and confidence in our efforts.
          Sincerely,

          Frank L. Paden, President & CEO

KEEPING OUR PRIORITIES IN FOCUS

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
INVESTOR INFORMATION
Corporate Headquarters:
Farmers National Banc Corp., 20 South Broad Street, P.O. Box 555, Canfield, OH 44406. Phone 330-533-3341 or Toll Free 1-888-988-3276.
Dividend Payments
Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December.
Dividend Reinvestment Plan (DRIP)
Registered shareholders can purchase additional shares of Farmers’common stock through Farmers Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends, supplemental cash contributions not to exceed $1,000 per quarter and the safekeeping of stock certificates. To obtain our Plan prospectus, contact Susan Better at the bank or email exec@fnbcanfield.com.
Direct Deposit of Cash Dividends
The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account. For information regarding this program, please contact the bank.
Stock Transfer Agent
The Farmers National Bank of Canfield Attention: Susan Better, AVP, Corporate Services Administration P.O. Box 555 Canfield, OH 44406
Form 10-K
A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention:
Mr. Carl D.Culp,Treasurer
Farmers National Banc Corp.
20 South Broad Street, P.O. Box 555
Canfield, OH 44406
Common Stock Listing and Information as to Stock Prices and Dividends
The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB. OB. There are approximately thirteen local and/ or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 2005, there were 13,043,223 shares outstanding and 4,094 shareholders of record of common stock.
MARKET AND DIVIDEND SUMMARY

Quarter Ended	High	Low	Dividend

March 2004	$17.40	$15.25	$0.15

June 2004	17.25	16.55	0.16

September 2004	17.20	16.30	0.16

November 2004			2% Stock Dividend

December 2004	17.50	15.90	0.16

March 2005	$16.50	$12.25	$0.16

June 2005	15.00	13.02	0.16

September 2005	14.50	13.30	0.16

December 2005	13.90	12.10	0.16

2005 ANNUAL REPORT
SELECTED FINANCIAL DATA
(Dollar Amounts In Thousands except Per Share Data)

For the Years Ending December 31,	2005	2004	2003	2002	2001

Summary of Earnings
Total Interest Income (including fees on loans)	$42,481	$41,772	$43,673	$44,012	$45,686
Total Interest Expense	15,236	12,772	13,934	17,290	21,003

Net Interest Income	27,245	29,000	29,739	26,722	24,683
Provision for Charge-Offs	649	915	870	1,080	1,080
Total Other Income (1)	4,386	537	2,978	3,192	3,419
Total Other Expense	20,212	18,947	18,372	17,563	16,818

Income Before Income Taxes	10,770	9,675	13,475	11,271	10,204
Income Taxes	2,710	2,494	3,960	3,337	2,914

NET INCOME	$8,060	$7,181	$9,515	$7,934	$7,290

Per Share Data
Basic earnings per share	$0.62	$0.56	$0.74	$0.62	$0.57
Diluted earnings per share	0.62	0.55	0.74	0.62	0.57
Cash Dividends Paid	0.64	0.63	0.59	0.54	0.49
Book Value at Year-End	5.82	6.06	6.19	6.26	5.89

Balances at Year-End
Total Assets	$827,069	$817,839	$812,815	$748,098	$656,694
Earning Assets	776,300	771,513	767,137	705,319	620,588
Total Deposits	630,800	622,224	625,615	588,254	503,644
Total Borrowings	41,319	43,311	44,961	24,477	26,832
Net Loans	506,054	479,535	475,898	450,470	435,581
Total Stockholders’ Equity	75,864	78,654	80,214	80,952	75,718

Average Balances
Total Assets	$828,180	$811,951	$790,725	$707,341	$637,877
Total Stockholders’ Equity	77,475	79,186	80,875	77,286	73,780

Significant Ratios
Return on Average Assets (ROA)	0.97%	0.88%	1.20%	1.12%	1.14%
Return on Average Equity (ROE)	10.40	9.07	11.77	10.27	9.88
Average Earning Assets/Average Assets	94.59	94.49	94.23	94.16	94.60
Average Equity/Average Assets	9.35	9.75	10.23	10.93	11.57
Net Loans/Deposits	80.22	77.07	76.07	76.58	86.49
Allowance for Charge-Offs/Total Loans	1.14	1.27	1.38	1.48	1.46
Allowance for Charge-Offs/Nonperforming Loans	290.57	461.29	435.34	392.76	226.51
Efficiency Ratio	64.49	57.84	56.15	59.17	60.08
Dividend Payout Rate	103.08	113.33	79.89	87.27	85.64

(1)	For the year ended December 31, 2004, noninterest income includes $3.225 million for a securities impairment charge.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES
(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2005			2004			2003

	AVERAGE			AVERAGE			AVERAGE
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

EARNING ASSETS
Loans (1)	$496,266	$31,758	6.40%	$485,575	$31,421	6.47%	$470,218	$33,221	7.07%
Taxable securities (2)	226,252	8,693	3.84	234,495	9,003	3.84	229,819	9,355	4.07
Tax-exempt securities (2) (3)	52,495	3,269	6.23	37,732	2,457	6.51	30,409	1,990	6.54
Federal funds sold	8,383	266	3.17	9,381	117	1.25	14,640	160	1.09

Total earning assets	783,396	43,986	5.61	767,183	42,998	5.60	745,086	44,726	6.00

NONEARNING ASSETS
Cash and due from banks	26,929			26,072			25,623
Premises and equipment	15,397			15,895			14,158
Allowance for Charge-Offs	(6,136)			(6,363)			(6,829)
Other assets	8,594			9,164			12,687

Total Assets	$828,180			$811,951			$790,725

INTEREST-BEARING LIABILITIES
Time deposits	$272,049	$8,981	3.30%	$227,060	$7,258	3.20%	$210,904	$7,147	3.39%
Savings deposits	169,881	1,549	0.91	229,605	2,453	1.07	245,546	3,255	1.33
Demand deposits	131,859	1,170	0.89	115,920	609	0.53	105,018	676	0.64
Repurchase agreements	77,677	1,809	2.33	68,113	1,073	1.58	67,418	1,595	2.37
Borrowings	39,396	1,727	4.38	34,189	1,379	4.03	26,352	1,261	4.79

Total Interest-Bearing Liabilities	690,862	15,236	2.21	674,887	12,772	1.89	655,238	13,934	2.13

NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS’ EQUITY
Demand deposits	55,848			52,824			47,401
Other Liabilities	3,995			5,054			7,211
Stockholders’ equity	77,475			79,186			80,875

Total Liabilities and Stockholders’ Equity	$828,180			$811,951			$790,725

Net interest income		$28,750			$30,226			$30,792

Net interest margin			3.67%			3.94%			4.13%

(1)	Loan interest reported on a fully taxable equivalent basis at 35% in 2005, 2004 and 2003.

(2)	Includes unamortized discounts and premiums. Average balance and yield are computed using the historical amortized cost.

(3)	Fully taxable equivalent basis computed at 35% in 2005, 2004 and 2003.

2005 ANNUAL REPORT
RATE AND VOLUME ANALYSIS
(Dollar Amounts In Thousands except Per Share Data)
The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential.

	2005 change from 2004			2004 change from 2003
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Tax Equivalent Interest Income
Loans	$337	$692	$(355)	$(1,800)	$1,085	$(2,885)
Taxable securities	(310)	(316)	6	(352)	191	(543)
Tax-exempt securities	812	961	(149)	467	479	(12)
Federal funds sold	149	(12)	161	(43)	(57)	14

Total interest income	$988	$1,325	$(337)	$(1,728)	$1,698	$(3,426)

Interest Expense
Time deposits	$1,723	$1,438	$285	$111	$548	$(437)
Savings deposits	(904)	(638)	(266)	(802)	(211)	(591)
Demand deposits	561	84	477	(67)	70	(137)
Repurchase agreements	736	151	585	(522)	16	(538)
Borrowings	348	210	138	118	375	(257)

Total interest expense	$2,464	$1,245	$1,219	$(1,162)	$798	$(1,960)

Increase (decrease) in tax equivalent net interest income	$(1,476)	$80	$(1,556)	$(566)	$900	$(1,466)

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
Overview:
Earnings, Margins, Average Earning Assets/Liabilities
     Net income for 2005 was $8.1 million, or $0.62 basic and diluted earnings per share compared to $7.1 million, or $0.55 diluted earnings per share in 2004, increases of 12.24% and 12.73% respectively. The results of 2004 include the non-cash after-tax charge of $2.1 million related to an other-than-temporary impairment charge for certain Freddie Mac and Fannie Mae preferred stock held in the bank’s investment portfolio.
     Net interest margin decreased from 3.94% for December 31, 2004 to 3.67% for 2005, or 27 basis points. Total average earning assets increased 2.11% and the yields on those average-earning assets increased one basis point from 5.60% in 2004 to 5.61% in 2005. Total interest bearing liabilities increased 2.37%, but the cost of average interest-bearing liabilities increased from 1.89% in 2004 to 2.21% in 2005 or 32 basis points. This increase was the result of a spike in short term rates as most depositors opted to in vest in short term deposit products to take advantage of the ongoing interest rate adjustments we experienced during 2005. The combination of these balance changes and related rates and yields resulted in a decrease in net interest income from the previous year.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     Average deposits increased slightly during the past year. We experienced more of a shifting in the deposit types as our customers moved from money market index accounts into time and interest-bearing demand deposits. The average balance of repurchase agreements increased $9.56 million during the past twelve months, representing a 14.04% increase. The cost of those particular borrowings increased 75 basis points. The combination of the increase in rates and the increase in average balance of these borrowings equated to additional interest expense of $736 thousand in 2005.
     Strategies for 2006 will be to encourage competitive rates on time deposit products; re-tool some demand deposit products to enhance growth in our core deposit categories both on the consumer and commercial accounts; and to be more focused and attentive to short-term borrowing costs.
Loan Growth Strategies
     Net loans increased 5.53% during 2005. We adopted a strategy a few years ago to diversify the loan portfolio and employ a more balanced loan portfolio management model between commercial loans, commercial real estate loans, residential real estate loans and consumer loans. At year-end, we have approximately 8% of the loan portfolio in commercial loans, 32% in commercial real estate loans, 32% in residential real estate loans and 28% in consumer loans. Our lending staff has accomplished two consecutive years of double-digit growth in the commercial real estate portfolio, stressing local economic development, encouraging growth and expansion within our communities and building on long-term customer relationships.
     Asset quality is a high-priority in our overall business plan as it relates to our long-term asset growth projections. During 2005, our net chargeoffs decreased by $477 thousand from what was reported in 2004. Two key ratios to monitor asset quality performance are the net charge-offs/average loans outstanding and the allowance for loan losses/non-performing loans. At year- end 2005, these ratios were .19% and 290% respectively compared to .30% and 461% in 2004. Approximately 93% of total gross chargeoffs experienced in 2005 were concentrated in the indirect loan and consumer loan portfolios.
     We intend to aggressively pursue opportunities to grow the loan portfolio in 2006 while maintaining our commitment to credit quality and concentrating on ways to increase yields on these assets.
Stockholders Equity
     During 2005, we maintained our annual cash dividend plan and declared $0.64 per share. Total cash dividends declared were $8.3 million in 2005 compared to $8.1 million in 2004. These amounts reflect a dividend payout ratio of 103% and 113% respectively. During the past twelve months, we have seen the market price of our stock fluctuate from $15.90 at the end of 2004 to $12.75 at the end of 2005. In anticipation of this decline in early 2005, due in part to the business sector (community bank stocks) decline, the Board of Directors developed a long-range capital plan to identify and adopt more efficient ways to utilize our excess capital in order to enhance our long-term shareholder value.
     As part of that plan, the Board of Directors decided to not declare and pay a stock dividend during 2005, an event that was practiced for the past twenty-nine consecutive years. We determined that it was prudent to cease the stock dividend at this time, which curtailed the number of additional shares being issued in the market place, thus minimizing future dilution and stabilizing our book value per share.
     Equity strategies for 2006 include three initiatives: increase earnings to support the current cash dividend plan; evaluate the current features of our Dividend Reinvestment Plan to determine its impact on our goals and objectives for future capital planing; and to continue to be aggressive in our Stock Repurchase Program.
Results of Operations
Comparison of Operating Results for the Years Ended December 31, 2005 and 2004.
     The Corporation’s net income totaled $8.060 million during 2005, compared to $7.181 million for 2004. On a per share basis, diluted earnings per share were $.62 as compared to $.55 diluted earnings per share for 2004. Common comparative ratios for results of operations include the return on average assets and return on average stockholders’ equity. For 2005 the return on average equity was 10.40% compared to 9.07% for 2004. The return on average assets was .97% for 2005 and .88% for 2004.
     The Corporation’s core earnings, which in 2004 excludes the non-cash charge of $2.1 million after tax to record an other-than-temporary impairment of securities, decreased from $9.302 million in 2004 to $8.060 million in 2005. Stated on a per share basis, the Corporation’s core earnings were $.62 diluted earnings per share in 2005 compared to $.72 diluted earnings per share in 2004. These results translate to a .97% return on average assets and a 10.40% return on average equity for 2005, compared to 1.15% and 11.75% in 2004, respectively.

Reconciliation of Earnings
to Core Earnings	2005	2004

GAAP Earnings	$8,060	$7,181
Other-than-temporary impairment of securities, net of tax	0	2,121

Core Earnings	$8,060	$9,302

     The decline in core earnings for 2005 is largely the result of a decrease in the Corporation’s net interest margin. The increase in short-term interest rates has not been coupled with an increase in long-term rates. The modest increase in the yield on earning assets has not kept pace with the overall increase in the cost of interest-bearing liabilities.
     Net interest income, the principal source of the Corporation’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2005, taxable equivalent net interest income decreased $1.476 million or 4.88% from 2004. Interest-earning assets averaged $783.396 million during 2005 representing a 2.11% increase over 2004. The Corporation’s interest-bearing liabilities increased 2.37% from $674.887 million in 2004 to $690.862 million in 2005.
     The Corporation finances its earning assets with a combination of interest- bearing and interest-free funds. The interest-bearing funds are composed of deposits, short-term borrowings and long-term debt. Interest paid for the use of these funds is the second factor in the net interest income equation. Interest-free funds, such as demand deposits and stockholders’ equity, require no interest expense and, therefore, contribute significantly to net interest income.

2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2005 the net interest margin, measured on a fully taxable equivalent basis decreased to 3.67%, compared to 3.94% in 2004.
     Total taxable equivalent interest income was $43.986 million for 2005, which is $988 thousand more than the $42.998 million reported in 2004. This slight increase is primarily the result of growth in the amount of average earning assets. Average loans were higher in 2005, but the yields decreased from 6.47% in 2004 to 6.40% in 2005. Income from securities and federal funds sold increased $651 thousand or 5.62%, as the Corporation saw its yields on these assets increase from 4.11% in 2004 to 4.26% in 2005. The average balances of investment securities and federal funds sold increased 1.96% in 2005, mainly due to increases in customer deposits.
     Total interest expense amounted to $15.236 million for 2005, a 19.3% increase from $12.772 million reported in 2004. The increase in 2005 is the result of higher rates of interest paid on a larger volume of interest-bearing deposits and repurchase agreements. The cost of interest-bearing liabilities increased from 1.89% in 2004 to 2.21% in 2005.
     Management will continue to evaluate future changes in interest rates and the shape of the treasury yield curve so that assets and liabilities may be priced accordingly to minimize the impact on the net interest margin.
Other Income
     Total other income in 2005 amounted to $4.386 million, an increase of 16.58% over $3.762 million in 2004. This comparison excludes the $3.225 million pre-tax impairment of securities charge recorded in 2004. This increase is primarily due to a $297 thousand increase in overdrafts and return check charges and a $288 thousand increase in security gains. Management continues to explore new products and nontraditional banking services that could increase other income in future years.
Other Expenses
     Total other expenses for 2005 increased 6.68% or $1.265 million from 2004. Salaries and employee benefits increased $1.048 million or 9.84%. Most of this increase was due to health insurance costs increasing $891 thousand or 57.49%. Management does not expect the substantial increase in health insurance costs to continue, since it was mostly related to non-recurring claims. The Corporation’s efficiency ratio increased from 57.84% in 2004 to 64.49% in 2005. The efficiency ratio was adversely impacted by the $1.76 million decline in net interest income. The efficiency ratio is calculated as follows: non-interest expense divided by the sum of net interest income plus non-interest income, excluding security gains and losses. This ratio is a measure of the expense incurred to generate a dollar of revenue. Management will continue to closely monitor and keep the increases in other expenses to a minimum.
Income Taxes
     Income tax expense totaled $2.71 million for 2005 and $2.49 million for 2004. Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 25% and 26% for the periods ending 2005 and 2004, respectively. Refer to Note L to the consolidated financial statements for additional information regarding the effective tax rate.
Comparison of Operating Results for the Years Ended December 31, 2004 and 2003.
     The Corporation’s net income totaled $7.181 million during 2004 compared to $9.515 million for 2003. On a per share basis, diluted earnings per share were $.55 for 2004 as compared to $.74 for 2003. For 2004, the return on average equity was 9.07% as compared to 11.77% for 2003. The return on average assets was .88% for 2004 and 1.20% for 2003. For 2004, taxable equivalent net interest income decreased $566 thousand or 1.84% from 2003. Interest-earning assets averaged $767.183 million during 2004 representing a 2.97% increase over 2003. For 2004 the net interest margin, measured on a fully taxable equivalent basis was 3.94% in comparison to 4.13% for 2003.
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
     Total taxable equivalent interest income was $42.998 million for 2004 which was $1.728 million less than the $44.726 million reported in 2003. This decrease was primarily the result of lower asset yields. Average loans were higher in 2004, but the yields decreased from 7.07% in 2003 to 6.47% in 2004. Income from securities and federal funds sold increased $72 thousand or .63%, however the Corporation saw its yields on these assets decline from 4.19% in 2003 to 4.11% in 2004. Average balances of securities and federal funds sold increased 2.45% in 2004, mainly due to increases in customer deposits.
     Total interest expense amounted to $12.772 million for 2004, an 8.34% decrease from $13.934 million reported in 2003. The decrease in 2004 is primarily the result of lower rates of interest paid on savings deposits and repurchase agreements. The cost of interest-bearing liabilities dropped from 2.13% in 2003 to 1.89% in 2004.
Other Income
     Total other income, excluding the $3.225 million pre-tax impairment of securities increased in 2004 by $784 thousand or 26.33% to $3.762 million. Most of this increase is the result of a $634 thousand increase in overdrafts and return check charges. Additionally, the Corporation experienced a $155 thousand increase in commissions on non-deposit investment products.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
Other Expenses
     Total other expenses for 2004 increased 3.13% or $575 thousand from 2003. Occupancy and equipment expense increased 14% from $2.284 million in 2003 to $2.609 million in 2004, mainly resulting from increased depreciation expense on building and fixtures after completion of construction of a new administration building. Other operating expenses also increased $259 thousand or 6.25%, which includes an $85 thousand or 23.4% increase in advertising expenses. The Corporation’s efficiency ratio increased slightly from 56.15% in 2003 to 57.84% in 2004.
Income Taxes
     Income tax expense totaled $2.494 million for 2004 and $3.960 million for 2003. The effective income tax rate was 26% and 29% for the periods ending 2004 and 2003, respectively.
Market Risk
     Important considerations in asset/liability management are liquidity, the balance between interest rate sensitive assets and liabilities and the adequacy of capital. Interest rate sensitive assets and liabilities are those which have yields or rates subject to change within a future time period due to maturity of the instrument or changes in market rates. While liquidity management involves meeting the funds flow requirements of the Corporation, the management of interest rate sensitivity focuses on the structure of these assets and liabilities with respect to maturity and repricing characteristics. Balancing interest rate sensitive assets and liabilities provides a means of tempering fluctuating interest rates and maintaining net interest margins through periods of changing interest rates. The Corporation monitors interest rate sensitive assets and liabilities to determine the overall interest rate position over various time frames.
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

Changes In Interest Rate	2005	2004	ALCO
(basis points)	Result	Result	Guidelines

Net Interest Income Change
+200	6.71%	3.58%	7.50%
-200	-5.39%	-4.67%	7.50%
Net Present Value Of Equity Change
+200	-11.19%	-10.97%	20.00%
-200	14.63%	15.24%	20.00%
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
     With the largest amount of interest sensitive assets and liabilities maturing within twelve months, the Corporation monitors this area most closely. Early withdrawal of deposits, prepayments of loans and loan delinquencies are some of the factors that could have such an effect. In addition, changes in rates on interest sensitive assets and liabilities may not be equal, which could result in a change in net margin. The past two years simulation analysis predicted an increase in net interest margin. This result did not occur because the analysis did not assume a change in the shape of the yield curve.
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
     Along with its liquid assets, the Corporation has additional sources of liquidity available which help to ensure that adequate funds are available as needed.These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 2005, the Corporation had $3.65 million borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 2005 amounted to $39.077 million.
     The primary investing activities of the Company are originating loans and purchasing securities. During 2005, net cash used in investing activities amounted to $15.97 million compared to $12.13 million for 2004. Net increases in loans were $27.238 million in 2005 compared to $3.931 million in 2004. Proceeds from sales of securities available for sale were $19.657 million in 2005 compared to $9 thousand in 2004.
     The primary financing activities of the Company are obtaining deposits, repurchase agreements and other borrowings. Net cash provided by financing activities amounted to $3.380 million for 2005 compared to $679 thousand used in financing activities for 2004. Most of this change is a result of the net increase in deposits. Deposits increased $8.576 in 2005 compared to decreasing $3.391 million in 2004. Repayments of Federal Home Loan Bank borrowings and other debt decreased to $10.28 million in 2005 compared to $24.62 million in 2004.

2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
Financial Condition
     Total Assets grew $9.23 million or 1% since December 31, 2004. Average earning assets increased 2.11% or $16.213 million since 2004. This modest growth in assets is the result of increases in deposit balances and customer repurchase agreements. Total Liabilities increased $12.02 million or 1.6% since December 31, 2004. Average interest-bearing liabilities increased $15.975 million or 2.37% from 2004 to 2005. Capital ratios remain strong, as shown by the ratio of equity to total assets at December 31, 2005 of 9.17%.
Maturities and Sensitivities of Loans to Interest Rates
     The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

Years Ended December 31,	2005		2004		2003		2002		2001

Commercial, Financial and Agricultural	$38,722	7.6%	$32,838	6.8%	$29,143	6.0%	$24,741	5.4%	$25,409	5.8%
Real Estate — Mortgage	330,322	64.5	307,967	63.4	295,514	61.3	288,907	63.2	261,268	59.1
Installment Loans to Individuals	142,870	27.9	144,874	29.8	157,880	32.7	143,601	31.4	155,346	35.1

Total Loans	$511,914	100.0%	$485,679	100.0%	$482,537	100.0%	$457,249	100.0%	$442,023	100.0%

     The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 2005:

Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial, Financial and Agricultural	$10,058	$13,046	$15,618

     The amounts of commercial, financial and agricultural loans as of December 31, 2005, based on remaining scheduled repayments of principal are shown in the following table:

Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$8,922	$14,504	$23,426
Fixed Rates of Interest	1,136	14,160	15,296

Total Loans	$10,058	$28,664	$38,722

Loan Portfolio
     Total loans were $511.914 million at year-end 2005 compared to $485.679 million at year-end 2004.This represents an increase of $26.235 million or 5.4%. Loans comprised 63.3% of the Bank’s average earning assets in 2005, compared to 63.3% in 2004. The product mix in the Loan Portfolio includes Commercial Loans comprising 7.6%, Real Estate Mortgage Loans (Residential and Commercial) 64.5% and Consumer Loans 27.9% at December 31, 2005 compared with 6.8%, 63.4% and 29.8%, respectively, at December 31, 2004.
     Loans contributed 72.2% of total interest income in 2005 and 73.1% in 2004. Loan yield was 6.40% in 2005, 79 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.
     Consumer Loans decreased from $144.874 million on December 31, 2004 to $142.870 million on December 31, 2005 representing a 1.38% decrease. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 88.4% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio were $1.08 million in 2005 as compared to $1.23 million in 2004. When these net loan losses are stated as a percentage of average installment loans outstanding, the Bank reported a decrease from .80% in 2004 to .76% in 2005.
     Real Estate Mortgage Loans increased to $330.322 million at December 31, 2005, an increase of 7.26% from 2004. This increase resulted from a $22.788 million increase in commercial real estate loans offset slightly by a $433 thousand decrease in residential real estate loans. This portfolio consists of $165.386 million of 1-4 family and multi-family residential real estate secured loans and $164.936 million in non-residential real estate secured loans, generally made within the Bank’s primary market area. The Corporation originated both fixed rate and adjustable rate mortgages during 2005. Fixed rate terms are generally limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.
     Commercial Loans at December 31, 2005 increased 17.92% from year-end 2004 with outstanding balances of $38.722 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy.These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
Summary of Loan Loss Experience
      The following is an analysis of the allowance for charge-offs for the periods indicated:

Years Ended December 31,	2005	2004	2003	2002	2001

Balance at Beginning of Year	$6,144	$6,639	$6,779	$6,442	$6,115
Charge-Offs:
Commercial, Financial and Agricultural	(25)	(41)	(12)	(5)	(61)
Real Estate-Mortgage	(103)	(158)	(106)	(42)	(51)
Installment Loans to Individuals	(1,631)	(1,655)	(1,257)	(1,133)	(1,151)

Total Charge-Offs	(1,759)	(1,854)	(1,375)	(1,180)	(1,263)
Recoveries on Previous Charge-Offs:
Commercial, Financial and Agricultural	276	4	1	1	0
Real Estate-Mortgage	0	15	0	2	34
Installment Loans to Individuals	550	425	364	434	476

Total Recoveries	826	444	365	437	510

Net Charge-Offs	(933)	(1,410)	(1,010)	(743)	(753)
Provision Charged to Operations (1)	649	915	870	1,080	1,080

Balance at End of Year	$5,860	$6,144	$6,639	$6,779	$6,442

Ratio of Net Charge-Offs to Average Net Loans Outstanding	0.19%	0.30%	0.22%	0.17%	0.17%

(1)	The provision for loan losses charged to operating expense is based on management’s judgment after taking into consideration all factors connected with the collectibility of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous charge-off experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.
     Provisions charged to operations amounted to $649 thousand in 2005 compared to $915 thousand in 2004. The balance in the allowance for loan losses is $5.86 million or 1.14% of loans at December 31, 2005. This ratio has decreased from the 1.27% reported at December 31, 2004. Net charge-offs as a percentage of average net loans outstanding improved from .30% for 2004 to .19% for 2005. Net charge-offs were aided by a recovery of $250 thousand during the second quarter of 2005. The allowance for loan losses as a percentage of nonperforming loans remains strong, although it has decreased from 461.29% at December 31, 2004 to 290.57% in 2005.
     Nonaccrual loans are loans which are 90 days past due and with respect to which, in management’s opinion, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis. Loans which are 90 days or more past due but continue to accrue interest are loans which, in management’s opinion, are well secured and are in the process of collection.
     The allowance is allocated among the loan categories based upon the consistent, quarterly procedures determined by management. However, the entire allowance for loan losses is available to absorb future losses in any loan category. The following table details the allocation of the allowance for charge-offs at December 31:

December 31,	2005		2004		2003		2002		2001
		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Commercial, Financial and Agricultural	$439	7.5%	$297	4.6%	$225	4.0%	$1,950	3.8%	$1,841	4.3%
One-to-Four Family Real Estate	1,528	26.1%	1,639	34.9%	1,925	35.7%
Commercial Real Estate	1,660	28.3%	1,783	30.0%	1,521	26.9%
Real Estate-Mortgage							2,088	64.3%	1,881	60.0%
Installment Loans to Individuals	2,233	38.1%	2,425	30.5%	2,968	33.4%	2,741	31.9%	2,720	35.7%

	$5,860	100.0%	$6,144	100.0%	$6,639	100.0%	$6,779	100.0%	$6,442	100.0%

2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     The allowance allocated to each of the four loan categories should not be interpreted as an indication that charge-offs in 2006 will occur in the same proportions or that the allocation indicates future charge-off trends. The allowance allocated to the one-to-four family real estate loan category and the consumer loan category is based upon the Corporation’s allowance methodology for homogeneous loans, and increases and decreases in the balances of those portfolios. More specifically, the consumer loan balance includes an indirect auto loan portfolio that represents approximately 88% of consumer loans. Due to the nature of this type of lending, the amount allocated to this category represents the largest portion of the allowance for loan losses. In the current and previous years, the indirect loan category has historically represented the largest percentage of loan losses. The one-to-four family real estate loan category represents approximately 32.3% of total loans, but historically has a small loss history. For the commercial loan category, which represents only 7.6% of the total loan portfolio, management relies on the Bank’s internal loan review procedures and allocates accordingly based on loan classifications. The commercial real estate loan category represents 30% of the total loan portfolio and management feels it to be prudent to list this category’s allocation separately. The allocation amounts in this category are determined through management’s quarterly assessment of classified loans. Each of these allocation categories includes an amount to include current environmental factors that may have an impact on future loan losses.
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
     As of December 31, 2005, there were no concentrations of loans exceeding 25% of total loans that are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either non-accrual, past due, restructured or non-performing.
Investment Securities
     The investment securities portfolio decreased $17.497 million in 2005. As securities matured and paydowns were received on mortgage-backed securities, management used the proceeds to fund growth in the loan portfolio. The Company also sold $19.758 million in securities in 2005, resulting in net security gains of $290 thousand.
     Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the Bank feels it has in excess of funds used to satisfy loan demand and operating considerations.
     During 2004, the Corporation recorded a $2.1 million after-tax impairment of securities charge after concluding that certain Freddie Mac and Fannie Mae preferred equity securities were other-than-temporarily impaired. Management’s decision to recognize the other-than-temporary impairment charge was due to the following circumstances: (1) the recent accounting guidance issued on other-than-temporary impairment of securities and discussions of these particular government sponsored enterprise investments, (2) the modeling of interest rates for the future would result in recovery of impairment in a reasonable period of time that would not be interpreted as “temporary”, and (3) the fact that these government sponsored enterprises are under intense scrutiny for their lack of proper corporate governance practices.
     Based on these uncertainties, management determined it was appropriate to reclassify the unrealized loss on these securities and record the other-than-temporary impairment charge under generally accepted accounting principles. Prior to this charge, the decline in fair value was recognized and recorded as an unrealized loss on securities available-for-sale and reflected as a reduction to equity through comprehensive income. Accordingly, this reclassification did not affect total shareholders’ equity.
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
     The following table shows the book value of investment securities by type of obligation at the dates indicated:
Type

December 31,	2005	2004	2003

U.S.Treasury Securities	$800	$2,715	$2,772
U.S. Government sponsored enterprise debt securities	77,499	83,443	96,845
Mortgage-backed securities	110,725	133,027	127,637
Obligations of States and Political Subdivisons	59,710	44,940	34,435
Other Securities	15,652	17,758	20,047

	$264,386	$281,883	$281,736

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     A summary of debt securities held at December 31, 2005, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

Type and Maturity Grouping	December 31,2005
		Weighted
	Fair	Average
	Value	Yield (1)
U.S.Treasury Securities Maturing Within One Year	$800	3.33%

U.S. Government Sponsored Enterprise
Debt Securities
Maturing Within One Year	$21,231	4.26%
Maturing After One Year But Within Five Years	54,232	3.85%
Maturing After Five Years But Within Ten Years	1,166	3.97%
Maturing After Ten Years	870	6.39%

Total U.S. Government Sponsored Enterprise Debt Securities	$77,499	3.99%

Mortgage-Backed Securities
Maturing Within One Year	$2	8.43%
Maturing After One Year But Within Five Years	35,329	3.90%
Maturing After Five Years But Within Ten Years	50,600	4.29%
Maturing After Ten Years	24,794	4.18%

Total Mortgage-Backed Securities:	$110,725	4.14%

Obligations of States and Political Subdivisions
Maturing Within One Year	$947	6.71%
Maturing After One Year But Within Five Years	9,560	5.60%
Maturing After Five Years But Within Ten Years	22,254	5.86%
Maturing After Ten Years	26,949	6.22%

Total Obligations of States and Political Subdivisions	$59,710	6.00%

Corporate Debt Securities
Maturing Within One Year	$1,006	5.19%
Maturing After One Year But Within Five Years	1,005	5.00%
Maturing After Ten Years	259	7.70%

Total Corporate Debt Securities	$2,270	5.38%

(1)	The weighted average yield has been computed by dividing the total contractual interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 35% were $22 thousand, $184 thousand, $453 thousand and $585 thousand for the four ranges of maturities.
Deposits
     Deposits represent the Corporation’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation’s average total deposits increased slightly from $625.409 million in 2004 to $629.637 million in 2005. The increase in time and interest-bearing demand deposits was offset by a decline in money market index account balances. The Bank has continued to offer competitive rates of interest on time deposits to attract new customers and enhance existing account relationships.
     The steady increase in average total deposits over the years reflects management’s efforts to continue to ensure the growth of the Bank and to maintain a viable banking institution. During 2005, the Bank has attracted deposits due to its efforts to remain competitive in the local community as to rates paid for all types of deposits, particularly in the time deposit area. The Bank has been at or near the top in interest rates paid to depositors throughout 2005.
     Borrowings
     Total borrowings increased $2.248 million or 1.97% since December 31, 2004. The average balance of securities sold under repurchase agreements increased $9.56 million. This growth was a result of the Bank offering competitive rates on repurchase agreements. Federal Home Loan Bank advances decreased $2.94 million during 2005.
Contractual Obligations,Commitments,Contingent Liabilities and Off-Balance Sheet Arrangements
     The following table presents, as of December 31, 2005, the Corporation’s significant fixed and determinable contractual obligations by payment date.The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in referenced note to the consolidated financial statements.

	Note						There-
	Ref.	2006	2007	2008	2009	2010	after

Deposits without maturity	—	$339,841	$—	$—	$—	$—	$—
Certificates of deposit	E	179,125	63,215	14,019	11,395	18,744	4,460
Other borrowed funds	G	852	45	48	52	56	189
Federal funds purchased and repurchase agreements	F	76,152	—	—	—	—	—
Federal Home Loan Bank advances	G	6,865	9,102	5,943	4,612	1,459	11,096
Operating leases	D	54	54	54	55	61	232
     Note H to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exists under those agreements. Examples of these commitments and contingencies include commitments to extend credit and standby letters of credit.
     At December 31, 2005 the Corporation had no unconsolidated, related special purpose entities, nor did the Corporation engage in derivatives and hedging contracts, such as interest rate swaps, that may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet. Management’s policy is to not engage in derivatives contracts for speculative trading purposes.

2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
Capital Resources
     Total Stockholders’ Equity decreased slightly from $78.654 million at December 31, 2004 to $75.864 million in 2005. The Corporation continues to utilize the stock repurchase program, repurchasing approximately 251,000 shares during 2005 at an average price of $13.96 per share. Shares repurchased by the Corporation are for general corporate purposes. During the year, the Corporation issued 315,000 shares through the dividend reinvestment program.
     The bank subsidiary, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). The bank subsidiary and holding company are required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2005, both the bank subsidiary and holding company are required to have a minimum Tier 1 and Total Capital ratio of 4.00% and 8.00%, respectively. The Bank and the holding company had capital ratios above the well-capitalized levels at December 31, 2005 and 2004.
Critical Accounting Policies
     The Corporation follows financial accounting and reporting policies that are in accordance with U.S. generally accepted accounting principles and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Corporation has identified two accounting policies that are critical accounting policies and an understanding of these policies are necessary to understand our financial statements.These policies relate to determining the adequacy of the allowance for loan losses and other-than-temporary impairment of securities. Additional information regarding these policies are included in the notes to the consolidated financial statements, Note A (Summary of Significant Accounting Policies), Note B (Securities), Note C (Loans), and the sections above captioned “Loan Portfolio” and “Investment Securities”. Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.
     The Corporation maintains an allowance for loan losses. The allowance for loan losses is presented as a reserve against loans on the balance sheets. Loan losses are charged off against the allowance for loan losses, while recoveries of amounts previously charged off are credited to the allowance for loan losses. A provision for loan losses is charged to operations based on management’s periodic evaluation of adequacy of the allowance.The provision for credit losses provides for probable losses on loans.
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
     Management also evaluates the impact of environmental factors which pose additional risks that may not adequately be addressed in the analyses described above. Such environmental factors could include: levels of, and trends in, delinquencies and impaired loans, charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in lending policies and procedures including those for underwriting, collection, charge-off, and recovery; experience, ability, and depth of lending management and staff; national and local economic trends and conditions; industry and geographic conditions; concentrations of credit such as, but not limited to, local industries, their employees, suppliers; or any other common risk factor that might affect loss experience across one or more components of the portfolio.The determination of this component of the allowance requires considerable management judgment.To the extent actual outcomes differ from management estimates, additional provision for credit losses could be required that could adversely affect earnings or financial position in future periods.The “Loan Portfolio” section of this financial review includes a discussion of the factors driving changes in the allowance for loan losses during the current period.
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
Recent Accounting Pronouncements and Developments
     Note A to the consolidated financial statements discusses new accounting policies adopted by the Corporation during 2005 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section(s) of this financial review and notes to the consolidated financial statements.
Explanation of Certain Non-GAAP Measures
     This report contains certain financial information determined by methods other than with Generally Accepted Accounting Principles (GAAP). Specifically, we have provided financial measures which are based on core earnings rather than net income. Ratios and other financial measures with the word Core in their title were computed using core earnings rather than net income. Core earnings excludes an other than temporary impairment charge recorded in 2004 that we do not expect to reoccur. We believe that this information is useful to both investors and to management and can aid them in understanding the Company’s current performance, performance trends and financial condition. A reconciliation from GAAP net income to the non-GAAP measure of core income is shown on page 8 of this report.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
February 1, 2006
The management of Farmers National Banc Corp. (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. The company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles.
The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or the disposition of the Company’s assets that could have a material effects on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In marking this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2005.
The Company’s independent registered public accounting firm has issued their report on management’s assessment of the Company’s internal control over financial reporting. That report follows under the heading, Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting.

Frank L. Paden	Carl D. Culp
President and Secretary	Executive Vice President and Treasurer

2005 Annual Report

Crowe Chizek and Company LLC
Member Horwath International
     Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Board of Directors and Shareholders
Farmers National Banc Corp.
Canfield, Ohio
We have audited management’s assessment, included in the accompanying Management Report, that Farmers National Banc Corp. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Farmers National Banc Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Farmers National Banc Corp. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Farmers National Banc Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31,2005, based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Farmers National Banc Corp. as of December 31,2005 and 2004, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005, and our report dated February 1, 2006 expressed an unqualified opinion on those consolidated financial statements.

Crowe Chizek and Company LLC
Columbus, Ohio
February 1,2006

FARMERS NATIONAL BANC CORP.AND SUBSIDIARY

Crowe Chizek and Company LLC
Member Horwath International
     Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
Board of Directors and Shareholders
Farmers National Banc Corp.
Canfield, Ohio
We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. as of December 31, 2005 and 2004, and the related statements of income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Farmers National Banc Corp.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 1,2006 expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC
Columbus, Ohio
February 1,2006

2005 ANNUAL REPORT
CONSOLIDATED BALANCE SHEETS
(Dollar Amounts In Thousands except Per Share Data)

December 31,	2005	2004

ASSETS
Cash and due from banks	$31,614	$29,619
Federal funds sold	0	3,951

TOTAL CASH AND CASH EQUIVALENTS	31,614	33,570

Securities available for sale	264,386	281,883
Loans	511,914	485,679
Less allowance for loan losses	5,860	6,144

NET LOANS	506,054	479,535

Premises and equipment, net	15,143	15,655
Other assets	9,872	7,196

TOTAL ASSETS	$827,069	$817,839

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$61,896	$57,026
Interest-bearing	568,904	565,198

TOTAL DEPOSITS	630,800	622,224

Federal funds purchased and repurchase agreements	76,152	70,912
Federal Home Loan Bank advances	39,077	42,016
Other borrowings	1,242	1,295
Other liabilities	3,934	2,738

TOTAL LIABILITIES	751,205	739,185

Commitments and contingent liabilities

Stockholders’ Equity
Common Stock — Authorized 25,000,000 shares; issued 14,227,538 in 2005 and 13,912,515 in 2004	84,595	80,200
Retained earnings	10,709	10,958
Accumulated other comprehensive income (loss)	(2,536)	893
Treasury stock, at cost; 1,184,315 shares in 2005 and 933,041 shares in 2004	(16,904)	(13,397)

TOTAL STOCKHOLDERS’ EQUITY	75,864	78,654

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$827,069	$817,839

See accompanying notes.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2005	2004	2003

INTEREST AND DIVIDEND INCOME
Loans, including fees	$31,453	$31,162	$33,002
Taxable securities	8,216	8,405	8,552
Tax exempt securities	2,125	1,589	1,314
Dividends	421	499	645
Federal funds sold	266	117	160

TOTAL INTEREST AND DIVIDEND INCOME	42,481	41,772	43,673

INTEREST EXPENSE
Deposits	11,700	10,320	11,079
Short-term borrowings	1,833	1,081	1,601
Long-term borrowings	1,703	1,371	1,254

TOTAL INTEREST EXPENSE	15,236	12,772	13,934

NET INTEREST INCOME	27,245	29,000	29,739
Provision for loan losses	649	915	870

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	26,596	28,085	28,869

NONINTEREST INCOME
Service charges on deposit accounts	2,758	2,488	1,920
Security gains	290	2	0
Impairment of securities	0	(3,225)	0
Other operating income	1,338	1,272	1,058

TOTAL NONINTEREST INCOME	4,386	537	2,978

NONINTEREST EXPENSE
Salaries and employee benefits	11,694	10,646	10,595
Occupancy and equipment	2,700	2,609	2,284
State and local taxes	911	923	875
Professional Fees	589	502	486
Loan expenses	411	365	473
Other operating expenses	3,907	3,902	3,659

TOTAL NONINTEREST EXPENSE	20,212	18,947	18,372

INCOME BEFORE INCOME TAXES	10,770	9,675	13,475

INCOME TAXES	2,710	2,494	3,960

NET INCOME	8,060	7,181	9,515

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Change in net unrealized gains (losses) on securities, net of reclassifications	(3,429)	(977)	(3,017)

COMPREHENSIVE INCOME	$4,631	$6,204	$6,498

Earnings per share:
Basic	$0.62	$0.56	$0.74
Diluted	$0.62	$0.55	$0.74
See accompanying notes.

2005 ANNUAL REPORT
CONSOLIDATED STATEMENTS
OF STOCKHOLDERS’ EQUITY
(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2005	2004	2003

COMMON STOCK
Balance at beginning of year	$80,200	$71,177	$62,631
100 shares issued from stock options exercised	0	0	1
253,474 and 248,023 shares issued as a 2% stock dividend in 2004 and 2003	0	4,372	4,031
315,023 shares issued from dividend reinvestment in 2005, 276,921 in 2004 and 279,645 in 2003	4,395	4,651	4,514

Balance at end of year	84,595	80,200	71,177

RETAINED EARNINGS
Balance at beginning of year	10,958	16,287	18,404
Net income	8,060	7,181	9,515
Dividends declared:
$.64 cash dividends per share in 2005, $.64 in 2004 and $.61 in 2003	(8,309)	(8,138)	(7,601)
Stock dividends	0	(4,372)	(4,031)

Balance at end of year	10,709	10,958	16,287

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	893	1,870	4,887
Change in net unrealized gains (losses) on securities, net of reclassifications	(3,429)	(977)	(3,017)

Balance at end of year	(2,536)	893	1,870

TREASURY STOCK, AT COST
Balance at beginning of year	(13,397)	(9,120)	(4,970)
Purchase of 251,274 shares in 2005, 256,270 in 2004 and 257,997 in 2003	(3,507)	(4,277)	(4,150)

Balance at end of year	(16,904)	(13,397)	(9,120)

TOTAL STOCKHOLDERS’ EQUITY AT END OF YEAR	$75,864	$78,654	$80,214

See accompanying notes.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,060	$7,181	$9,515
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	649	915	870
Depreciation and amortization	1,088	1,105	945
Net amortization of securities	829	1,865	1,905
Security gains	(290)	(2)	0
Impairment of securities	0	3,225	0
Net change in other assets and liabilities	301	(1,724)	1,004

NET CASH FROM OPERATING ACTIVITIES	10,637	12,565	14,239

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and repayments of securities available for sale	57,668	66,989	74,247
Proceeds from sales of securities available for sale	19,657	9	0
Proceeds from sales of other real estate owned	162	0	0
Purchases of securities available for sale	(65,743)	(74,405)	(121,816)
Loan originations and payments, net	(27,238)	(3,931)	(24,563)
Additions to premises and equipment	(479)	(792)	(3,826)

NET CASH FROM INVESTING ACTIVITIES	(15,973)	(12,130)	(75,958)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	8,576	(3,391)	39,524
Net change in short-term borrowings	5,240	13,129	6,672
Proceeds from Federal Home Loan Bank borrowings and other debt	7,294	22,790	24,902
Repayment of Federal Home Loan Bank borrowings and other debt	(10,280)	(24,619)	(4,217)
Repurchase of Common Stock	(3,507)	(4,277)	(4,150)
Cash dividends paid	(8,338)	(8,962)	(7,454)
Proceeds from dividend reinvestment and exercise of stock options	4,395	4,651	4,515

NET CASH FROM FINANCING ACTIVITIES	3,380	(679)	59,792

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,956)	(244)	(1,927)

Beginning cash and cash equivalents	33,570	33,814	35,741

Ending cash and cash equivalents	$31,614	$33,570	$33,814

Supplemental cash flow information:
Interest paid	$15,017	$12,699	$13,859
Income taxes paid	3,030	3,582	4,122

Supplemental noncash disclosures:
Investment in Ohio Equity Fund with issuance of note payable	$1,000	$0	$0
Transfer of loans to other real estate	$70	$92	$0
See accompanying notes.

2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation:
     The consolidated financial statements include the accounts of Farmers National Banc Corp.(the Corporation) and its wholly-owned subsidiary,The Farmers National Bank of Can field (the Bank).All significant intercompany balances and transactions have been eliminated.
Nature of Operations:
     The Corporation’s wholly owned subsidiary,The Farmers National Bank of Canfield,operates under a national bank charter and provides full banking services. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is the northeastern region of Ohio and service is provided at seventeen (17) locations.
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
Cash Flows:
     Cash and cash equivalents include cash on hand, due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Net cash flows are reported for loan and deposit transactions, short term borrowings, and other assets and liabilities.
Securities Available for Sale:
     Debt securities are classified as available for sale when they might be sold before maturity. Equity securities with readily determinable fair values are classified as available for sale. Other securities, such as Federal Home Loan Bank Stock, are carried at cost. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax.
     Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.
     Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers:(1) the length of time and extent that fairvalue has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
Loans:
     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ability to repay their loans is dependent on the real estate values and general economic conditions in the area. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments. The accrual of interest income is ordinarily discontinued when a loan becomes 90 days past due as to principal or interest; however, management may elect to continue the accrual when the estimated value of collateral is sufficient to cover the principal balance and the accrued interest and the loan is in process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. When interest accruals are discontinued, interest credited to income in the current year is reversed. Interest on such loans is thereafter recorded on a cash basis and is included in earnings only when actually received in cash and when full payment of principal is no longer doubtful. When the loan is determined to be uncollectible, interest accrued in prior years and the principal are charged to the allowance for loan losses. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
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
     The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
     A loan is considered impaired when, based on the current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment short falls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans over $100 thousand by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.
Foreclosed Assets:
     Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.
Premises and Equipment:
     Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.
Federal Home Loan Bank (FHLB) stock:
     The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is periodically evaluated for impairment. Because this stock is viewed as a long term investment, impairment is based on ultimate recovery of par value. Stock dividends are reported as income.
Intangibles:
     Identified purchased intangibles, primarily core deposits, are recorded at cost and amortized over terms ranging from 8 to 15 years. Intangible amortization of $97 thousand was recorded in 2005, 2004 and 2003. Intangible assets are included in other assets.
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

December 31,	2005	2004	2003

Net income, as reported	$8,060	$7,181	$9,515
Less: Total stock-based employee compensation expense determined under fair-value-based method	(27)	(27)	(30)

Pro forma net income	$8,033	$7,154	$9,485

Basic earnings per share as reported	$.62	$.56	$.74

Diluted earnings per share as reported	$.62	$.55	$.74
Pro forma earnings per share (basic and diluted)	$.62	$.55	$.73
     There were no stock option grants in 2005, 2004 or 2003.
Advertising:
     The Bank expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2005, 2004 and 2003 was
$461 thousand, $448 thousand and $363 thousand, respectively.

2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
Earnings Per Share:
     Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issue of the financial statements.
Comprehensive Income:
     Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists solely of unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.
Recently Issued Accounting Standards:
     The Financial Accounting Standards Board (FASB) recently issued new accounting standards on share-based payments (Statement 123R) and accounting for and reporting of a change in accounting principle (Statement 154).
     FAS 123R requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified in fiscal years beginning in 2006. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $25 thousand in 2006. There will be no significant effect on financial position as total equity will not change.
     Management does not believe that any of the recently issued but not yet effective accounting standards will have a material effect on our financial statements when adopted in 2006.
Loss Contingencies:
     Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.
Restrictions on Cash:
     Cash on hand or on deposit with the Federal Reserve Bank of $7.705 million and $7.509 million was required to meet regulatory reserve and clearing requirements at year end 2005 and 2004. These balances do not earn interest.
Reclassifications:
     Certain items in the prior year financial statements were reclassified to conform to the current presentation.
NOTE B — SECURITIES AVAILABLE FOR SALE
     Securities available for sale at December 31, 2005 and 2004 are summarized as follows:

		GROSS	GROSS
		UNREALIZED	UNREALIZED
2005	FAIR VALUE	GAINS	LOSSES

U.S. Treasury and U.S. Government sponsored enterprises	$78,299	$20	$(1,144)
Corporate debt securities	2,270	14	0
Mortgage-backed securities	110,725	13	(3,660)
Obligations of states and political subdivisions	59,710	555	(647)

Total debt securities	251,004	602	(5,451)
Equity securities	13,382	947	0

TOTALS	$264,386	$1,549	$(5,451)

		GROSS	GROSS
		UNREALIZED	UNREALIZED
2004	FAIR VALUE	GAINS	LOSSES

U.S. Treasury and U.S. Government sponsored enterprises	$86,158	$801	$ (148)
Corporate debt securities	3,562	98	0
Mortgage-backed securities	133,027	449	(1,548)
Obligations of states and political subdivisions	44,940	1,437	(63)

Total debt securities	267,687	2,785	(1,759)
Equity securities	14,196	348	0

TOTALS	$281,883	$3,133	$(1,759)

Sales of available for sale securities were as follows:

	2005	2004	2003

Proceeds	$19,657	$9	$0
Gross gains	290	2	0
     During 2004, the Company concluded that two U.S. Government sponsored enterprises preferred equity securities were other-than-temporarily impaired. The impairment charge against income was $3.225 million and the related tax benefit was $1.105 million.
     The fair value of debt securities available for sale by contractual maturities at December 31, 2005 are summarized below. Mortgage-backed securities are not due at a single maturity date and are shown separately.

Available for sale - Debt securities	FAIR VALUE
Due in 1 year or less	$23,984
Due after one year through five years	64,797
Due after five years through ten years	23,419
Due after ten years	28,079
Mortgage-backed securities	110,725

TOTALS	$251,004

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
     Securities with a carrying amount of $29 million at December 31, 2005 and $39 million at December 31, 2004 were pledged to secure public deposits in accordance with federal and state requirements.
     At year-end 2005 and 2004, there were no holdings of securities of any one issuer, other than the U.S. Treasury, U.S. Government Agencies and U.S. Government sponsored enterprises, in an amount greater than 10% of shareholders’ equity. The Corporation owned preferred equity shares of U.S. Government sponsored enterprises with a fair value of $7.900 million and $8.775 million at year end 2005 and 2004.
     Securities with unrealized losses at year-end 2005 and 2004, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:
2005

	Less than 12 Months		12 Months or More		Total
Description	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
of Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Treasury and U.S. Government sponsored enterprises	$34,511	$ (441)	$28,682	$(703)	$63,193	$(1,144)
Mortgage-backed securities	35,502	(804)	74,363	(2,856)	109,865	(3,660)
Obligations of states and political subdivisions	29,356	(563)	2,055	(84)	31,411	(647)

Total temporarily impaired	$99,369	$(1,808)	$105,100	$(3,643)	$204,469	$(5,451)

2004

	Less than 12 Months		12 Months or More		Total
Description	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
of Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Treasury and U.S. Government sponsored enterprises	$27,273	$(143)	$876	$(5)	$28,149	$(148)
Mortgage-backed securities	65,924	(589)	38,277	(959)	104,201	(1,548)
Obligations of states and political subdivisions	4,077	(31)	1,175	(32)	5,252	(63)

Total temporarily impaired	$97,274	$(763)	$40,328	$(996)	$137,602	$(1,759)

     The Corporation evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government, its agencies, or U.S. Government sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.
     Unrealized losses on securities issued by the U.S. Treasury, U.S. Government agencies, or U.S. Government sponsored enterprises have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold these securities for the foreseeable future and the decline in fair value is largely due to increases in market interest rates.
     The fair value is expected to recover as the securities approach their maturity date. Unrealized losses on mortgage-backed securities have not been recognized into income because these securities are backed by performing assets and because management has the intent and ability to hold these securities for the foreseeable future. The fair value of these securities is expected to recover as principal payments are received.
NOTE C — LOANS
     Following is a summary of loans:

December 31,	2005	2004

Residential Real Estate	$166,108	$166,591
Commercial Real Estate	165,424	142,582
Consumer	140,588	142,602
Commercial	38,722	32,838

Subtotal	510,842	484,613
Net deferred loan fees and costs	1,072	1,066
Allowance for loan losses	(5,860)	(6,144)

NET LOANS	$506,054	$479,535

     Following is an analysis of changes in the allowance for loan losses for the years ended December 31:

	2005	2004	2003

Balance at beginning of year	$6,144	$6,639	$6,779
Provision for loan losses	649	915	870
Recoveries	826	444	365
Loans charged off	(1,759)	(1,854)	(1,375)

Balance at end of year	$5,860	$6,144	$6,639

     Loans individually considered impaired were not material as of December 31, 2005 and 2004. The average balance of individually impaired loans was not material for 2005, 2004 and 2003.
     Nonperforming loans were as follows:

	2005	2004
Loans past due over 90 days still on accrual	$547	$372
Nonaccrual loans	$1,470	$960
     Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
     Certain directors, executive officers and associates of such persons were loan customers during 2005. A summary of related party loan activity is as follows:

Total loans at December 31, 2004	$5,090
New loans	4,006
Repayments	(1,109)

Total loans at December 31, 2005	$7,987

2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
NOTE D — PREMISES AND EQUIPMENT
     Following is a summary of premises and equipment:

December 31,	2005	2004

Land	$2,747	$2,747
Premises	15,364	15,249
Equipment	8,578	8,229
Leasehold Improvements	198	198

	26,887	26,423
Less accumulated depreciation	(11,744)	(10,768)

NET BOOK VALUE	$15,143	$15,655

     Depreciation expense was $991 thousand for the year ended December 31, 2005, $1.01 million for 2004 and $848 thousand for 2003.
     The Bank leases a branch location under a noncancelable operating lease extending to 2014. Rental expense charged to operations totaled $62 thousand for 2005, $44 thousand for 2004 and $78 thousand for 2003. In addition to rental expense, under the lease, common area maintenance is paid and the amount can fluctuate according to the costs incurred. Following is a summary of future minimum rental payments under the lease:

2006	$54
2007	54
2008	54
2009	55
2010	61
Thereafter	232

TOTAL	$510

NOTE E — INTEREST-BEARING DEPOSITS
     Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2005:

2006	$179,125
2007	63,215
2008	14,019
2009	11,395
2010	18,744
Thereafter	4,460

TOTAL	$290,958
     Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities:

	2005	2004

Three months or less	$38,698	$11,861
Three to six months	10,476	7,239
Six to twelve months	16,555	14,518
Over twelve months	27,816	35,612

TOTAL	$93,545	$69,230

     Following is a summary of interest-bearing deposits:

December 31	2005	2004

Demand	$126,283	$119,349
Money Market	65,250	109,238
Savings	86,413	99,602
Certificates of Deposit	290,958	237,009

TOTAL	$568,904	$565,198

NOTE F — SECURITIES SOLD UNDER
REPURCHASE AGREEMENTS
     Securities sold under repurchase agreements are financing arrangements that mature within 89 days. All such arrangements are with retail and commercial customers of the Bank. The customer agrees to acquire an undivided interest in a pool of the Bank’s securities set aside for such purposes. At maturity, the Bank returns the amount paid plus interest to the customer. The outstanding balances and related information are summarized as follows:

	2005	2004

Carrying value of securities	$81,440	$86,440
Maximum month end balance during the year	85,902	76,295
Average balance during the year	77,677	68,113
Average year end interest rate	2.66%	1.58%
Average interest rate during the year	2.33%	1.58%
NOTE G — FEDERAL HOME LOAN BANK
ADVANCES AND OTHER BORROWINGS
     Federal Home Loan Bank advances at December 31, 2005 are secured by a blanket pledge of residential mortgage loans totaling $48.846 million and the Bank’s investment in FHLB stock. Each advance is subject to a prepayment penalty if paid prior to its maturity date. Advances from the Federal Home Loan Bank were as follows:

	December 31,
	2005		2004
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Fixed-rate advances, at rates from 2.07% to 7.05%	$39,077	4.41%	$37,016	4.35%
Variable-rate advances	0	0.00%	5,000	2.42%

Total advances	$39,077	4.41%	$42,016	4.12%

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
     Scheduled repayments of FHLB advances are as follows:

Maturing in:
2006	$6,865
2007	9,102
2008	5,943
2009	4,612
2010	1,459
Later years	11,096

TOTAL	$39,077

     The Bank has access to lines of credit amounting to $17 million at three major domestic banks that are below prime rate. These lines and terms are periodically reviewed by the banks and are generally subject to withdrawal at their discretion. At December 31, 2005, the Bank had borrowed $3.65 million at a rate of 4.25%. This advance is classified as Federal funds purchased on the consolidated balance sheet.
     The Bank has notes payable secured by real estate totaling $431 thousand in 2005 and $479 thousand in 2004. Scheduled repayments of notes payable are as follows:

Maturing in:
2006	$41
2007	45
2008	48
2009	52
2010	56
Later years	189

TOTAL	$431

     The Bank has a short-term U.S. Treasury interest-bearing demand note with a balance of $811 thousand in 2005 and $816 thousand in 2004.
     NOTE H — COMMITMENTS AND OTHER RELATED ACTIVITIES
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
     The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2005		2004
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate

Commitments to make loans	$4,023	$11,185	$2,880	$9,807
Unused lines of credit	$22,537	$19,261	$20,040	$20,190
     Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from
5.99% to 6.95% and maturities ranging from 1 year to 20 years.
     Standby letters of credit are considered financial guarantees under FASB Interpretation 45. The standby letters of credit have a contractual value of $1.109 million in 2005 and $1.728 million in 2004. The carrying amount of these items on the balance sheet is not material.
NOTE I — STOCK OPTIONS
     Options to buy stock are granted to directors, officers and employees under the Company’s Stock Option Plan, which provides for issue of up to 375,000 options. Exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over a five year period.
     A summary of the activity in the plan is as follows.

	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	49,500	$11	52,000	$11	55,500	$11
Granted	0		0		0
Exercised	0		0		100
Forfeited or expired	0		2,500	11	3,400	11

Outstanding at
end of year	49,500	$11	49,500	$11	52,000	$11

Options exercisable at year-end	39,600		29,700		20,800
Options outstanding at year-end 2005 were as follows.

		Outstanding		Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Number	Life	Price	Number	Price

$11	49,500	5.9 years	$11	39,600	$11

2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
NOTE J — REGULATORY MATTERS
     The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). As of December 31, 2005, the Bank had $3.4 million of retained earnings available for distribution without requiring prior approval of the Comptroller of the Currency.
     The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.
     As of December 31, 2005, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s capital category.
The following table reflects various measures of capital at year-end:

				Requirement		To be “Well Capitalized”
				For Capital		Under Prompt Corrective
		Actual		Adequacy Purposes:		Action Provisions:
		Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2005
Total Capital to risk weighted assets:	Consolidated	$84,493	15.75%	$42,911	8.00%	$53,639	10.00%
	Bank	$82,716	15.43%	$42,875	8.00%	$53,594	10.00%

Tier I Capital to risk weighted assets:	Consolidated	$78,207	14.58%	$21,456	4.00%	$32,184	6.00%
	Bank	$76,540	14.28%	$21,438	4.00%	$32,156	6.00%

Tier I Capital to average assets:	Consolidated	$78,207	9.39%	$33,332	4.00%	$41,665	5.00%
	Bank	$76,540	9.20%	$33,267	4.00%	$41,584	5.00%

As of December 31, 2004
Total Capital to risk weighted assets:	Consolidated	$83,772	16.39%	$40,890	8.00%	$51,113	10.00%
	Bank	$79,908	15.65%	$40,850	8.00%	$51,063	10.00%

Tier I Capital to risk weighted assets:	Consolidated	$77,471	15.16%	$20,445	4.00%	$30,668	6.00%
	Bank	$73,764	14.45%	$20,425	4.00%	$30,638	6.00%

Tier I Capital to average assets:	Consolidated	$77,471	9.44%	$32,819	4.00%	$41,024	5.00%
	Bank	$73,764	9.02%	$32,717	4.00%	$40,896	5.00%

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
NOTE K — EMPLOYEE BENEFIT PLANS
     The Bank has a qualified 401(k) deferred compensation Retirement Savings Plan. All employees of the Bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation pursuant to section 401(k) of the Internal Revenue Code. The Bank matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the Bank may make an additional profit sharing contribution to the plan. Total expense was $290 thousand, $376 thousand and $447 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.
     The Corporation maintains a deferred compensation plan for certain existing employees and retirees. Expense under the plan was $77 thousand, $57 thousand and $59 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.
     The Corporation also has a postretirement benefit plan covering individuals retired from the Corporation that met certain service and age requirements and certain other active employees that have met similar service requirements. The postretirement health care plans include a limit on the Corporation’s share of costs for recent and future retirees. Expense under this plan for 2005, 2004, and 2003 was not material. The accrued postretirement benefit liability under this plan is also not material. Due to the immateriality of the plan, the disclosures required under U.S. generally accepted accounting principles have been omitted.
NOTE L — INCOME TAXES
     The provision for income taxes consists of the following:

	2005	2004	2003

Years ended December 31,
Current	$2,790	$3,428	$4,533
Deferred	(80)	(934)	(573)

TOTALS	$2,710	$2,494	$3,960

     Following is a reconciliation between income taxes at statutory rates and actual taxes based on income before income taxes:

		2005		2004		2003
		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Years ended December 31,
Statutory tax	$3,770	35%	$3,386	35%	$4,716	35%
Effect of nontaxable interest	(851)	(8)	(675)	(7)	(557)	(4)
Other	(209)	(2)	(217)	(2)	(199)	(2)

ACTUAL TAX	$2,710	25%	$2,494	26%	$3,960	29%

Deferred tax assets (liabilities) are comprised of the following at December 31:

	2005	2004

Deferred tax assets:
Allowance for credit losses	$2,051	$2,150
Net unrealized loss on securities available for sale	1,366	0
Security valuation	981	1,129
Deferred compensation	267	262
Deferred loan fees and costs	202	74
Capital loss carryover	90	0
Post-retirement benefits	115	0
Other	71	64

Gross deferred tax assets	$5,143	$3,679

Deferred tax liabilities:
Depreciation	(721)	(778)
Net unrealized gain on securities available for sale	0	(481)
Federal Home Loan Bank dividends	(589)	(520)
Prepaid expenditures	(90)	(117)
Other	(68)	(35)

Gross deferred tax liabilities	(1,468)	(1,931)

NET DEFERRED TAX ASSET	$3,675	$1,748

     No valuation allowance for deferred tax assets was recorded at December 31, 2005 and 2004. Income taxes applicable to realized investment securities gains in 2005, 2004 and 2003 were $101 thousand, $1 thousand and $0, respectively. The capital loss carryover expires in 2009.
NOTE M — DISCLOSURE ABOUT FAIR VALUE
OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2005 and 2004:
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

2005 ANNUAL REPORT
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
Off-balance sheet commitments:
     The fair value of commitments is nominal.
     The estimated fair values of the company’s financial instruments as of December 31, 2005 and 2004 are as follows:

	2005		2004
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets:
Cash and cash equivalents	$31,614	$31,614	$33,570	$33,570
Securities available for sale	264,386	264,386	281,883	281,883
Loans — Net	506,054	494,352	479,535	476,198
Accrued interest receivable	4,083	4,083	3,914	3,914

Financial liabilities:
Deposits	$630,800	$630,420	$622,224	$622,601
Securities sold under repurchase agreements	76,152	76,152	70,912	70,912
Federal Home Loan Bank advances	39,077	38,606	42,016	41,952
Other borrowings	1,242	1,242	1,295	1,295
Accrued interest payable	1,080	1,080	861	861
NOTE N — EARNINGS PER SHARE
     The computation of basic and diluted earnings per share is shown in the following table:

December 31,	2005	2004	2003

Basic EPS computation
Numerator — Net income	$8,060	$7,181	$9,515

Denominator — Weighted average shares outstanding	13,004,739	12,926,309	12,912,482

Basic earnings per share	$.62	$.56	$.74

Diluted EPS computation
Numerator — Net income	$8,060	$7,181	$9,515

Denominator — Weighted average shares outstanding for basic earnings per share	13,004,739	12,926,309	12,912,482
Effect of Stock Options	10,635	16,876	16,472

Weighted average shares for diluted earnings per share	13,015,374	12,943,185	12,928,954

Diluted earnings per share	$.62	$.55	$.74

NOTE O — OTHER COMPREHENSIVE INCOME (LOSS)
     The following table discloses the reclassification of available for sale security gains and losses, net of tax:

December 31,	2005	2004	2003

Net unrealized holding gains (losses) on available for sale securities arising during the period	$(3,240)	$(3,072)	$3,017

Less: Reclassification adjustment for net (gains) losses realized in net income	(189)	2,095	0

Net unrealized gains (losses)	$(3,429)	$(977)	$3,017

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
NOTE P — QUARTERLY FINANCIAL DATA (UNAUDITED)

	March 31	June 30	September 30	December 31

Quarter Ended 2005
Total interest income	$10,266	$10,551	$10,818	$10,846
Total interest expense	3,355	3,655	3,985	4,241

Net interest income	6,911	6,896	6,833	6,605
Provision for loan losses	269	0	260	120
Other income	1,206	929	1,188	1,063
Other expense	4,880	5,165	5,066	5,101

Income before income taxes	2,968	2,660	2,695	2,447
Income taxes	794	665	667	584

Net income	$2,174	$1,995	$2,028	$1,863

Earnings per share — basic and diluted	$0.17	$0.15	$0.16	$0.14

	March 31	June 30	September 30	December 31

Quarter Ended 2004
Total interest income	$10,642	$10,284	$10,445	$10,401
Total interest expense	3,161	3,166	3,183	3,262

Net interest income	7,481	7,118	7,262	7,139
Provision for loan losses	180	120	240	375
Other income	780	933	1,063	(2,239)
Other expense	4,827	4,736	4,747	4,637

Income before income taxes	3,254	3,195	3,338	(112)
Income taxes	917	900	923	(246)

Net income	$2,337	$2,295	$2,415	$134

Earnings per share:
Basic	$0.18	$0.18	$0.19	$0.01
Diluted	$0.18	$0.18	$0.19	$0.01
NOTE Q — CONDENSED FINANCIAL INFORMATION
     Below is condensed financial information of Farmers National Banc Corp. (parent company only). In this information, the parent’s investment in the Bank is stated at cost plus equity in undistributed earnings of the subsidiary since acquisition. This information should be read in conjunction with the consolidated financial statements and related notes.

	December 31, 2005	December 31, 2004

BALANCE SHEETS
Assets:
Cash	$909	$2,016
Investment in bank subsidiary	74,038	74,721
Securities available for sale	1,381	2,417
Other	28	58

TOTAL ASSETS	$76,356	$79,212

Liabilities:
Dividends payable	$368	$398
Other accounts payable	124	160

TOTAL LIABILITIES	492	558

Stockholders’equity:
Common stock	84,595	80,200
Retained earnings	10,709	10,958
Accumulated other comprehensive income (loss)	(2,536)	893
Treasury stock, at cost; 1,184,315 shares in 2005 and 933,041 shares in 2004	(16,904)	(13,397)

TOTAL STOCKHOLDERS’ EQUITY	75,864	78,654

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$76,356	$79,212

2005 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
STATEMENTS OF INCOME

	2005	2004	2003

Years ended December 31,
Income:
Dividends from subsidiary bank	$5,423	$2,169	$14,050
Interest and dividends on securities	59	42	32
Security gains	68	2	0

TOTAL INCOME	5,550	2,213	14,082

Other expenses	(190)	(207)	(170)

Income before income tax benefit and undistributed subsidiary income	5,360	2,006	13,912
Income tax benefit	21	56	0
Equity in undistributed net income of subsidiary (dividends in excess of net income)	2,679	5,119	(4,397)

NET INCOME	$8,060	$7,181	$9,515

STATEMENTS OF CASH FLOWS

	2005	2004	2003

Years ended December 31,
Cash flows from operating activities:
Net income	$8,060	$7,181	$9,515
Adjustments to reconcile net income to net cash provided by operating activities:
Security gains	(68)	(2)	0
Dividends in excess of net income (Equity in undistributed net income of subsidiary)	(2,679)	(5,119)	4,397
Other	(6)	(1,078)	(375)

NET CASH FROM OPERATING ACTIVITIES	5,307	982	13,537

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	3,400	3,400	1,700
Proceeds from sales of other securities and securities available for sale	108	9	0
Purchases of securities available for sale	(2,472)	(3,445)	(1,742)
Proceeds from return of capital on other securities	0	8	0

NET CASH FROM INVESTING ACTIVITIES	1,036	(28)	(42)

Cash flows from financing activities:
Purchase of treasury stock	(3,507)	(4,277)	(4,150)
Dividends paid	(8,338)	(8,962)	(7,454)
Proceeds from dividend reinvestment and exercise of stock options	4,395	4,651	4,515

NET CASH FROM FINANCING ACTIVITIES	(7,450)	(8,588)	(7,089)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,107)	(7,634)	6,406

Beginning cash and cash equivalents	2,016	9,650	3,244

Ending cash and cash equivalents	$909	$2,016	$9,650

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
BOARD OF DIRECTORS
Ralph D. Macali
Director Since 2001
Vice President of Palmer J. Macali, Inc.
Benjamin R. Brown
Director since 1991
President and Owner of Castruction
Company, Inc.
Frank L. Paden
Director since 1992
President & CEO of Farmers National
Bank. President & Secretary of Farmers
National Banc Corp.
Ronald V. Wertz
Director since 1989
Retired Risk Management Consultant
with Acordia Insurance
Anne Frederick Crawford
Director since 2004
Attorney and Partner with Brennan, Frederick,
Vouros & Yarwood, Ltd.
Joseph D. Lane
Director since 1999
Attorney and Principal with Lane & Rusu Co.,
L.P.A. President and CEO of Lane Funeral Homes,
Inc
James R. Fisher
Director since 2004
Retired CPA, Owner/Director of Akron Auto Auction, Inc.
Earl R. Scott
Director since 2003
CPA, Reali, Giampietro & Scott

2005 ANNUAL REPORT
OFFICERS
Farmers National Banc Corp. Officers
Frank L. Paden
President & Secretary
Carl D. Culp
Executive Vice President & Treasurer
Donald F. Lukas
Senior Vice President
Farmers National Bank Officers
Frank L. Paden
President & CEO
Carl D. Culp
Executive Vice President
Cashier & CFO
Donald F. Lukas
Senior Vice President
Bank Systems
Mark L. Graham
Vice President
Loan Administrator
Bradley S. Henderson
Vice President
Branch Adm. & Security
Anthony F. Peluso
Vice President
Human Resources
Barbara C. Fisher
Vice President
Deposit Operations & Marketing
Daniel G. Cerroni
Vice President
Canfield Loans
Joseph E. Chapman
Vice President
Niles Collections
Richard G. Ferraro
Vice President
Niles
Frederick M. Kotheimer
Vice President
Loan Review
Kevin T. Lamar
Vice President
Niles
Alfred F. Ridel
Vice President
Consumer Loans
James G. Swift
Vice President
Niles Operations Center
Robert E. True
Vice President
Niles
Susan E. Better
Assistant Vice President
Corporate Services Admin.
Keith A. Leonard
Assistant Vice President
Canfield Loans
Richard R. Lytle
Assistant Vice President
Youngstown Rd.
Mary Jane Naples
Assistant Vice President
Niles Operations Center
Phyllis A. Welton
Assistant Vice President
Niles Operations Center
Andrew A. Baird
Assistant Cashier
Canfield Data Center
Clare Baldwin
Assistant Cashier
Damascus
Pamela J. Cleghorn
Assistant Cashier
Canfield
Matthew W. Close
Assistant Cashier
Indirect Lending
Janine E. Cox
Assistant Cashier
Credit Administration
Charlene K. Daugherty
Assistant Cashier
Human Resources
Gregory Ensley
Assistant Cashier
Canfield Loans
David E. Enterline
Assistant Cashier
Network Administrator
Merle C. Garritano
Assistant Cashier
Canfield Loans
Geraldine J. Gbur Polas
Assistant Cashier
Columbiana
Lynnita J. Himes
Assistant Cashier
Western Reserve
Diane C. King
Assistant Cashier
Canfield Loans
Jennifer McCon
Assistant Cashier
Lake Milton
Rob L. Mort
Controller
Canfield
Joanie F. Orr
Assistant Cashier
Accounting
Linda Robertson
Assistant Cashier
Mineral Ridge
Carl Romeo
Assistant Cashier
Salem
Patricia C. Rosko
Assistant Cashier
Austintown
Jon Schmied
Assistant Cashier
Canfield Loans
Barbara J. Sitler
Assistant Cashier
Cornersburg
Thomas Supko
Assistant Cashier
Compliance and CRA
Deborah N. Testa
Assistant Cashier
Eastwood
Dennis S. Vitt
Assistant Cashier
Poland
Dorothy J. Weeden
Assistant Cashier
Canfield

`	KEEPING OUR PRIORITIES IN FOCUS

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
BRANCH LOCATIONS
Website — www.fnbcanfield.com

Austintown	22 North Niles-Canfield Road • Youngstown, OH 44515	792-1411
Boardman	102 West Western Reserve Road • Boardman, OH 44512	726-8896
Canfield	Main Office 20 South Broad Street • Canfield, OH 44406	533-3341
Colonial Plaza	401 East Main Street • Canfield, OH 44406	533-2686
Columbiana	340 State Rt. 14 • Columbiana, OH 44408	482-1974
Cornersburg	3619 S. Meridian Road • Youngstown, OH 44511	793-3971
Damascus	29053 State Rt. 62 • Damascus, OH 44619	537-4004
Girard	121 North State Street • Girard, OH 44420	545-9791
Lake Milton	17817 Mahoning Avenue • Lake Milton, OH 44429	654-3351
Leetonia	16 Walnut Street • Leetonia, OH 44431	427-2436
Mineral Ridge	3826 South Main Street • Mineral Ridge, OH 44440	544-7340
Niles	1 South Main Street • Niles, OH 44446	544-7400
Niles Drive Up	170 East State Street • Niles, OH 44446	544-7420
Niles Ops. Center	51 South Main Street • Niles, OH 44446	544-7400
Niles	5845 Youngstown-Warren Road • Niles, OH 44446	544-7410
Poland	106 McKinley Way West • Poland, OH 44514	757-7508
Salem	1858 East State Street • Salem, OH 44460	332-1558
Warren	2910 Youngstown-Warren Road • Warren, OH 44484	369-5400

`	KEEPING OUR PRIORITIES IN FOCUS

2005 ANNUAL REPORT
PROFESSIONAL SERVICES
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
PrimeVest Financial Services, Inc., is an independent registered broker/dealer. Securities and insurance products offered by PrimeVest Financial Services located at Farmers National Bank:
•	Not FDIC Insured

•	May go down in value

•	Not Financial Institution guaranteed

•	Not a deposit

•	Not insured by any federal government agency

*	Please note that neither PrimeVest nor any of its representatives may give legal or tax advice.
PrimeVest
Investment and
Insurance
Professional
Top to bottom:
Kevin Helmick
Daniel Cvercko
Lynn Bowers
Frank Mancini

Keeping Our Priorities in Focus: Our Customers
To say that every business depends on its customers is to state the obvious.
Still, year in and year out many businesses lose sight of this basic truth.
Since its founding in 1887, many banks that have competed with Farmers National Bank over the years have come and gone. If there is one fundamental reason why Farmers has endured and prospered for 119 years, it is because we do not undervalue our relationships with our customers.
First, every strategic decision we make is measured against the best interests of our customers. Regardless of short-term gain, a decision that is not in the best interest of our customers will inevitably prove to not be in the bank’s interest as well.
Second, we believe that placing priority on customer service must run through the entire culture of the bank, through every department and every employee.
Finally, we know that customer satisfaction is something that must be delivered consistently. The customer we helped last week will have a new and more pressing need next week. And how we perform for that customer the next time is more important than what we did in the past.
The bottom line is that day in and day out, Farmers National Bank keeps its focus right where it should be . . . on our customers.
KEEPING OUR PRIORITIES IN FOCUS
FARMERS NATIONAL BANC CORP.
20 South Broad Street
P.O. Box 555
Canfield, Ohio 44406