Form 10-K, Exhibit 13
period 2006-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2007-03-06
CIK 709337

Exhibit 13

MAKING A BIG DIFFERENCE TOGETHER

COMPANY
CUSTOMERS
COMMUNITY

2006 ANNUAL REPORT

FARMERS NATIONAL BANC CORP.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CORPORATE PROFILE
Farmers National Banc Corp. (the “Corporation”) is a one-bank holding company formed under the Bank Holding Company Act of 1956, as amended, operating under regulations of the Board of Governors of the Federal Reserve System. Its principal subsidiary is The Farmers National Bank of Canfield, which was acquired March 31, 1983. Presently, the Corporation and its subsidiary operate in one industry, domestic banking and the corporate offices are located at 20 South Broad Street, Canfield, Ohio.
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
CORPORATE MISSION STATEMENT
Farmers National Bank is an independently owned community bank with offices located in Northeastern Ohio and beyond. We are staffed and managed by dedicated professionals who are committed to be community partners working to maximize mutual opportunities for success. We offer a comprehensive selection of financial products and services specifically designed to support the needs of consumers, businesses, and other organizations. We set the standard in our communities for excellence in financial service products and their delivery, and do so with the highest level of integrity, security, personal service, and convenience. All decisions are made locally in a very timely manner. We are flexible and highly responsive to our customers’ diverse needs. We pay attention to detail and offer the personal touch of a small bank with the capabilities and resources of a larger financial institution. Through a balance of our unparalleled customer service and solid financial performance, we earn the loyalty and confidence of generations of customers and shareholders.

2006 ANNUAL REPORT
TABLE OF CONTENTS

Financial Highlights	1
Letter To Our Shareholders	2-3
Investor Information	4
Selected Financial Data	5-6
Management’s Discussion & Analysis	7-15
Report Of Independent Auditors	18
Consolidated Financial Statements & Notes	19-34
Board Of Directors & Officers	35
Branch Locations	36

ANNUAL MEETING NOTICE
The annual meeting of Shareholders will be held at Kenneth F. McMahon Hall at the Mill Creek MetroParks Experimental & Educational Building at 7574 Columbiana-Canfield Rd., Canfield, OH 44406, at 3:30 p.m. local time, on Thursday, March 29, 2007.

FINANCIAL HIGHLIGHTS
(Dollar Amounts in Thousands Except for Per Share Data)

For the Year	2006	2005	2004
Net Income	$7,215	$8,060	$7,181
Return on Average Assets	0.88%	0.97%	0.88%
Return on Average Equity	9.60%	10.40%	9.07%

Per Share
Net Income (Basic)	$0.55	$0.62	$0.56
Net Income (Diluted)	0.55	0.62	0.55
Book Value	5.83	5.82	6.06

Balances at Year-End
Total Assets	$821,584	$827,069	$817,839
Earning Assets	778,719	776,300	771,513
Total Deposits	619,747	630,800	622,224
Net Loans	502,594	506,054	479,535
Total Stockholders’ Equity	76,223	75,864	78,654
Cash Dividends	8,307	8,309	8,138

Common Shares Outstanding	13,073	13,043	12,979

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
TO OUR SHAREHOLDERS,
On behalf of your Board of Directors, it is my pleasure to share my thoughts with you on your company and present you with our Annual Report to Shareholders for 2006.
As we forecast, 2006 proved to be a challenging year for Farmers National Bank and the financial services industry in general. Moving toward celebrating our 120th Anniversary in 2007, I am pleased to communicate that your Board of Directors is confident that the decisive actions and strategic planning implemented in 2006, although difficult, constitutes the changes necessary to prepare for success over the coming years and decades.
We have taken measured and appropriate steps in 2006 to position our company for growth in future market share in targeted products and services. The initiatives taken during 2006 reflect our evaluation of opportunities related to our emerging strengths measured against the capabilities and offerings of our competition. Executing this plan throughout 2007, while adapting to prevailing market factors, are key objectives for our company.
The theme of this year’s annual report, “Company, Customers, Community– Making a Big Difference Together” is intended to recognize the importance of maintaining balance among these three attributes with a sound community bank strategy.
Throughout its history, Farmers National has been characterized by growth and solid financial performance, and has provided a fair return on shareholder value — all driven by our commitment to fulfill our mission and executing our strategic business plans. We expect to focus on our future opportunities by strategically utilizing our Company, our Customers and our Community to reinforce our commitment to the successful community-banking model. A model that achieves growth and expansion, builds shareholder value, and is built around quality customer service, stable fiscal management, prudent asset and liability management, sound underwriting standards, and a strong risk management discipline.
Before I review our 2006 financial performance, I would like to share some of the initiatives we executed in 2006 to improve our performance and prepare us for the future.
Customer Service
Changes in the landscape of competing financial institutions continue at an accelerated pace. Competition is significant and varied. While some new competition will enter, some competition will exit. Farmers National Bank is positioned to grow and prosper as a true community bank in this ever-evolving environment because of our commitment “to focus on the present and plan for the future.”
Reflecting this commitment, management has retooled how we do business and introduced “The Big Difference” campaign, a concentrated initiative to raise the level of performance we must expect from ourselves as banking professionals in today’s competitive environment. This program is about energizing our internal culture, upgrading the customer experience we provide and growing as a business. Ultimately, when our staff contributes to the success of retaining current customers and originating new banking relationships, they are strengthening our community and making this a more prosperous place to live and work for thousands of families.
Market Presence
Over the past couple of years, we have allocated resources to communicate our ability to provide the necessary products and services to effectively serve local business ownership and management. Based on our double-digit growth in commercial real estate loans over the past couple years, we resolved to keep that momentum and become the “bank of choice” for commercial lending in the local market place.
Our new commercial banking branding initiative, the “Tool Kit for Business”, with its goal of making our commercial loans and other products more visible, works in conjunction with our customer service program. We seek expanded opportunities to proactively originate commercial transactions that promote economic development and future growth in our geographic footprint. During 2007, we intend to evaluate our branch network and seek additional locations for future branch offices to better serve our customers.
With all loan decision-making being done locally, coupled with our commitment to timely responses and flexibility, we have

2006 ANNUAL REPORT
the opportunity to expand our market share in the commercial banking sector. The bank’s “Tool Kit for Business” marketing initiative directed to commercial banking prospects has shown strong early results in 2006, and is expected to help create additional relationship opportunities for 2007.
Investment in our Human Capital
During 2006, we went through an objective evaluation of our organizational leadership and management systems as they relate to the effective execution of our business strategy. Additionally, we evaluated our staffing functionality to best determine the education and development programs necessary for future leaders.
Recognizing that our employees are our most valuable assets, we determined to better utilize this asset for the future success of our company. We intend to allocate time and resources toward enhancing our efficiencies, becoming more proactive in dealing with change, with the goal of advancing this company to “world class level”. This transitional support project, which began in the fourth quarter of 2006, will encompass a two-year time line with a series of objectives to be accomplished in stages. I am confident that our staff will embrace a culture of sales and productivity measurement, of accountability and performance-based rewards, and that this will drive future revenue growth.
2006 Performance
Net income for 2006 was $7.2 million, or $0.55 per diluted share, as compared to $8.1 million, or $0.62 per diluted share reported in 2005. This equates to a return on average assets of .88% and a return on average equity of 9.60% for this past year. These results are below our initial expectations when we planned for 2006. Our industry continues to be challenged to manage net interest margins while we deal with downward pressure caused by an inverted yield curve cycle. We fully recognize that the ongoing margin compression is not something that happened overnight. As the yield curve returns to its historical norm and we are presented with more opportunities to re-price assets and liabilities, we will see some support to the margins.
To offset the effect of the inverted yield curve on our net interest margin, we are pursuing opportunities to grow non- interest income. I am pleased to report that during 2006 we increased our non-interest income by 17% over last year. In particular, our PrimeVest Financial Services division increased revenues by 38% year-over-year and has experienced an average compounded growth rate of 28% in revenues over the past four years. We expanded this business line’s product offerings and added another investment representative. In addition, we are now in the early stages of product design that will enable us to offer an alternative for trust services through an outsourcing arrangement with ING Trust.
Our stock performance over the past year has not matched our historical success. Our common stock price has decreased from a high of $12.00 per share in the first quarter of 2006 to an average for the fourth quarter of $10.61 per share. It is interesting to note that despite this decline in price over the past twelve months, as of the end of 2006 — on a statewide average, our common stock is trading at a price/book value ratio slightly above the average of publicly traded Ohio Bank Institutions.
Shareholders’ Equity at year-end 2006 was $76.2 million. The Corporation’s capital ratios continue to exceed regulatory thresholds. Our dividend policy remained unchanged during 2006, which totaled $0.64 per share, yielding approximately 6.00% based on the current market price. In June 2006 our Board of Directors re-authorized our stock repurchase program for another year. The declining stock price during 2006 did provide us with some attractive opportunities to repurchase shares. The corporation repurchased 310,210 shares during 2006.
I encourage you to take the opportunity to review this Annual Report along with the Report of our Independent Registered Public Accounting Firm. The Management’s Discussion section included within this report details more results of performance during 2006.
In closing, I would like to extend my appreciation to our loyal shareholders for having the patience and confidence in our efforts. I want to thank our customers, employees, board members and the communities for their contributions and continued support. Working together, we will make the “Big Difference”– to the benefit of our Company, Customers and Community.

Sincerely,

Frank L. Paden, President & CEO

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
INVESTOR INFORMATION
Corporate Headquarters:
Farmers National Banc Corp., 20 South Broad Street, P.O. Box 555, Canfield, OH 44406. Phone 330-533-3341 or Toll Free 1-888-988-3276.
Dividend Payments:
Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December.
Dividend Reinvestment Plan (DRIP):
Registered shareholders can purchase additional shares of Farmers’ common stock through Farmers Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends, supplemental cash contributions not to exceed $1,000 per quarter and the safekeeping of stock certificates. To obtain our Plan prospectus, contact Susan Better at the bank or email: exec@fnbcanfield.com.
Direct Deposit of Cash Dividends:
The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account. For information regarding this program, please contact the bank.
Stock Transfer Agent:
The Farmers National Bank of Canfield
Attention: Susan Better, AVP, Corporate Services
Administration, P.O. Box 555 Canfield, OH 44406
Form 10-K:
A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention: Mr. Carl D. Culp, Treasurer, Farmers National Banc Corp., 20 South Broad Street, P.O. Box 555, Canfield, OH 44406
Common Stock Listing and Information as to Stock Prices and Dividends:
The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB.OB. There are approximately thirteen local and/or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 2006, there were 13,072,755 shares outstanding and 4,025 shareholders of record of common stock.
MARKET AND DIVIDEND SUMMARY

Dividend Date	High	Low	Dividend
March 2005	$16.50	$12.25	$0.16
June 2005	$15.00	$13.02	$0.16
September 2005	$14.50	$13.30	$0.16
December 2005	$13.90	$12.10	$0.16

March 2006	$12.55	$11.55	$0.16
June 2006	$11.85	$10.50	$0.16
September 2006	$11.20	$10.50	$0.16
December 2006	$10.80	$10.50	$0.16
PERFORMANCE GRAPH
The Securities and Exchange Commission requires a line graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with a broad equity market index and either a nationally recognized industry standard or an index of peer companies selected by the Corporation. The Corporation has selected the NASDAQ Composite Index and the NASDAQ Bank Index for purposes of this performance comparison. The Performance Graph set forth below, assumes an investment of $100 on December 31, 2001, and compares year-end totals, shareholder returns, assuming dividends are reinvested, for a five-year period ending December 31, 2006.
*$100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	12/01	12/02	12/03	12/04	12/05	12/06
Farmers National Banc Corp.	100.00	137.19	158.40	170.46	142.19	124.70
NASDAQ Composite	100.00	71.97	107.18	117.07	120.50	137.02
NASDAQ Bank	100.00	59.14	89.11	103.85	130.57	166.05

2006 ANNUAL REPORT
SELECTED FINANCIAL DATA
(Dollar Amounts In Thousands except Per Share Data)

For the Years Ending December 31,	2006	2005	2004	2003	2002

Summary of Earnings
Total Interest Income (including fees on loans)	$44,098	$42,481	$41,772	$43,673	$44,012
Total Interest Expense	20,199	15,236	12,772	13,934	17,290

Net Interest Income	23,899	27,245	29,000	29,739	26,722
Provision for Loan Losses	200	649	915	870	1,080
Total Other Income (1)	5,134	4,386	537	2,978	3,192
Total Other Expense	19,619	20,212	18,947	18,372	17,563

Income Before Income Taxes	9,214	10,770	9,675	13,475	11,271
Income Taxes	1,999	2,710	2,494	3,960	3,337

NET INCOME	$7,215	$8,060	$7,181	$9,515	$7,934

Per Share Data
Basic earnings per share	$0.55	$0.62	$0.56	$0.74	$0.62
Diluted earnings per share	0.55	0.62	0.55	0.74	0.62
Cash Dividends Paid	0.64	0.64	0.63	0.59	0.54
Book Value at Year-End	5.83	5.82	6.06	6.19	6.26

Balances at Year-End
Total Assets	$821,584	$827,069	$817,839	$812,815	$748,098
Earning Assets	778,719	776,300	771,513	767,137	705,319
Total Deposits	619,747	630,800	622,224	625,615	588,254
Short-Term Borrowings	77,792	76,963	76,728	58,599	23,637
Long-Term Borrowings	41,602	39,508	37,495	44,324	51,927
Net Loans	502,594	506,054	479,535	475,898	450,470
Total Stockholders’ Equity	76,223	75,864	78,654	80,214	80,952

Average Balances
Total Assets	$818,549	$828,180	$811,951	$790,725	$707,341
Total Stockholders’ Equity	75,143	77,475	79,186	80,875	77,286

Significant Ratios
Return on Average Assets (ROA)	0.88%	0.97%	0.88%	1.20%	1.12%
Return on Average Equity (ROE)	9.60	10.40	9.07	11.77	10.27
Average Earning Assets/Average Assets	94.98	94.59	94.49	94.23	94.16
Average Equity/Average Assets	9.18	9.35	9.75	10.23	10.93
Net Loans/Deposits	81.10	80.22	77.07	76.07	76.58
Allowance for Loan Losses/Total Loans	1.10	1.14	1.27	1.38	1.48
Allowance for Loan Losses/Nonperforming Loans	324.85	290.57	461.29	435.34	392.76
Efficiency Ratio	68.88	64.49	57.84	56.15	59.17
Net Interest Margin	3.31	3.67	3.94	4.13	4.16
Dividend Payout Rate	115.14	103.08	113.33	79.89	87.27

(1)	For the year ended December 31, 2004, noninterest income includes $3.225 million for a securities impairment charge.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES
(Dollar Amounts In Thousands except Per Share Data)

	2006			2005			2004
	AVERAGE			AVERAGE			AVERAGE
Years Ended December 31,	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

EARNING ASSETS
Loans (1)	$508,645	$33,543	6.59%	$496,266	$31,758	6.40%	$485,575	$31,421	6.47%
Taxable securities (2)	186,341	7,423	3.98	213,519	8,216	3.85	217,514	8,406	3.86
Tax-exempt securities (2)(3)	62,525	3,787	6.06	52,495	3,269	6.23	37,732	2,457	6.51
Equity securities (4)	11,429	732	6.40	12,733	477	3.75	16,981	597	3.52
Federal funds sold	8,534	431	5.05	8,383	266	3.17	9,381	117	1.25

Total earning assets	777,474	45,916	5.91	783,396	43,986	5.61	767,183	42,998	5.60

NONEARNING ASSETS
Cash and due from banks	23,975			26,929			26,072
Premises and equipment	14,924			15,397			15,895
Allowance for Loan Losses	(5,845)			(6,136)			(6,363)
Other assets	8,021			8,594			9,164

Total Assets	$818,549			$828,180			$811,951

INTEREST-BEARING LIABILITIES
Time deposits	$279,196	$11,423	4.09%	$272,049	$8,981	3.30%	$227,060	$7,258	3.20%
Savings deposits	167,062	3,271	1.96	169,881	1,549	0.91	229,605	2,453	1.07
Demand deposits	110,812	831	0.75	131,859	1,170	0.89	115,920	609	0.53
Repurchase agreements	77,377	2,579	3.33	77,677	1,809	2.33	68,113	1,073	1.58
Borrowings	45,776	2,095	4.57	39,396	1,727	4.38	34,189	1,379	4.03

Total Interest-Bearing Liabilities	680,223	20,199	2.97	690,862	15,236	2.21	674,887	12,772	1.89

NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS ’ EQUITY
Demand deposits	57,755			55,848			52,824
Other Liabilities	5,428			3,995			5,054
Stockholders’ equity	75,143			77,475			79,186

Total Liabilities and Stockholders’ Equity	$818,549			$828,180			$811,951
Net interest income and interest rate spread		$25,717	2.94%		$28,750	3.40%		$30,226	3.71%

Net interest margin			3.31%			3.67%			3.94%

(1)	Loan interest reported on a fully taxable equivalent basis at 35%.

(2)	Includes unamortized discounts and premiums. Average balance and yield are computed using the historical amortized cost.

(3)	Fully taxable equivalent basis computed at 35%.

(4)	Equity securities include restricted stock, which is included in other assets on the consolidated balance sheets.

2006 ANNUAL REPORT
RATE AND VOLUME ANALYSIS
(Dollar Amounts In Thousands except Per Share Data)
The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

	2006 change from 2005			2005 change from 2004
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Tax Equivalent Interest Income
Loans	$1,785	$792	$993	$337	$692	$(355)
Taxable securities	(793)	(1,046)	253	(190)	(154)	(36)
Tax-exempt securities	518	625	(107)	812	961	(149)
Equity securities	255	(49)	304	(120)	(149)	29
Federal funds sold	165	5	160	149	(12)	161

Total interest income	$1,930	$327	$1,603	$988	$1,338	$(350)

Interest Expense
Time deposits	$2,442	$236	$2,206	$1,723	$1,438	$285
Savings deposits	1,722	(26)	1,748	(904)	(638)	(266)
Demand deposits	(339)	(187)	(152)	561	84	477
Repurchase agreements	770	(7)	777	736	151	585
Borrowings	368	281	87	348	210	138

Total interest expense	$4,963	$297	$4,666	$2,464	$1,245	$1,219

Increase (decrease) in tax equivalent net interest income	$(3,033)	$30	$(3,063)	$(1,476)	$93	$(1,569)

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
Overview:
Earnings, Margins, Average Earning Assets/Liabilities
     Net income for 2006 was $7.2 million, or $0.55 basic and diluted earnings per share compared to $8.1 million, or $0.62 diluted earnings per share in 2005, decreases of 10.48% and 11.29% respectively.
     The net interest margin decreased from 3.67% at December 31, 2005 to 3.31% for 2006, or 36 basis points. Total average earning assets decreased .76% and the yields on those average-earning assets increased thirty basis points from 5.61% in 2005 to 5.91% in 2006. The total interest bearing liabilities decreased 1.54%, and the cost on the average interest-bearing liabilities increased from 2.21% in 2005 to 2.97% in 2006 or 76 basis points. This increase was the result of many depositors opting to invest in higher rate short term deposit products. The combination of changes in balances and yields resulted in a decrease in net interest income from the previous year.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
Funding Sources
     Average deposits decreased during the past year. We experienced a shift by customers out of interest-bearing demand deposits into time deposits and money market accounts. The average balance of Repurchase Agreements decreased slightly, but the cost of those particular borrowings increased 100 basis points. The effect of the rise in short term interest rates and a shift in deposit types resulted in interest expense increasing $4.963 million in 2006.
     Strategies for 2007 will be to continue to offer competitive rates on time deposit products and money market accounts; increase our level of noninterest-bearing deposits; and continue to focus on lowering our overall cost of funds.
Loans
     Average loans increased during the past year. A strategy the Corporation adopted a few years ago was to diversify the loan portfolio and employ a more balanced loan portfolio management model between commercial loans, commercial real estate loans, residential real estate loans and consumer loans. At year-end, we have approximately 8% of the loan portfolio in commercial loans, 36% in commercial real estate loans, 33% in residential real estate loans and 23% in consumer loans. Our lending staff has accomplished another year of strong growth in the commercial real estate portfolio, stressing local economic development, encouraging growth and expansion within our communities and building on long-term customer relationships.
     Asset quality is a high-priority in our overall business plan as it relates to our long-term asset growth projections. During 2006, our net charge-offs decreased by $467,000 compared to 2005. Two key ratios to monitor asset quality performance are the net charge-offs/average loans and the allowance for loan losses/non-performing loans. At year-end 2006, these ratios were .09% and 325% respectively compared to .19% and 291% in 2005. Approximately 80% of total gross charge-offs experienced in 2006 were concentrated in the indirect loan and consumer loan portfolios.
     Loan strategies for 2007 include to grow the balances in our loan portfolios, maintaining our underwriting standards and continue to focus on ways to increase yields on these assets.
Stockholders Equity
     During 2006, we maintained our annual cash dividend plan and paid $0.64 per share. Total cash dividends paid were $8.3 million in 2006 and 2005. During the past twelve months, we have seen the market price of our stock fluctuate from $12.75 at the end of 2005 to $10.55 at the end of 2006. The Corporation remains committed to utilization of the stock repurchase plan, having repurchased approximately 310,000 shares during 2006.
     Equity strategies for 2007 include three initiatives: increase earnings to support the current cash dividend plan; evaluate the current features of our Dividend Reinvestment Plan to determine its impact on the goals and objectives for future capital planning; and continue to remain active with our Stock Repurchase Program. Increased earnings will be necessary to continue the current cash dividend plan.
Results of Operations
Comparison of Operating Results for the Years Ended December 31, 2006 and 2005.
     The Corporation’s net income totaled $7.215 million during 2006, compared to $8.06 million for 2005. On a per share basis, diluted earnings per share were $.55 as compared to $.62 diluted earnings per share for 2005. Common comparative ratios for results of operations include the return on average assets and return on average stockholders’ equity. For 2006 the return on average equity was 9.60% compared to 10.40% for 2005. The return on average assets was .88% for 2006 and .97% for 2005.
     The decline in net income for 2006 is largely the result of a decrease in the Corporation’s net interest margin. The increase in interest rates during the first half of the past year coupled with a continued inverted yield curve has caused an increase in the cost of short-term interest-bearing liabilities. The modest increase in the yield on earning assets has not kept pace with the overall increase in interest-bearing liabilities.
     Net interest income, the principal source of the Corporation’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2006, taxable equivalent net interest income decreased $3.033 million or 10.55% from 2005. Interest-earning assets averaged $777.474 million during 2006 decreasing slightly compared to 2005. The Corporation’s interest-bearing liabilities decreased 1.54% from $690.862 million in 2005 to $680.223 million in 2006.
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
     The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2006 the net interest margin, measured on a fully taxable equivalent basis decreased to 3.31%, compared to 3.67% in 2005.
     Total taxable equivalent interest income was $45.916 million for 2006, which is $1.93 million more than the $43.986 million reported in 2005. This slight increase is primarily the result of moderate growth in the yield on average earning assets. Average loans were 2.49% higher in 2006, and the yields increased from 6.40% in 2005 to 6.59% in 2006. Income from securities and federal funds sold increased $145 thousand or 1.19%, but the Corporation saw its yields on these assets increase from 4.26% in 2005 to 4.60% in 2006. However, the average balances of investment securities and federal funds sold decreased 6.37% in 2006, mainly due to decreases in customer deposits.

2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     Total interest expense amounted to $20.199 million for 2006, a 32.57% increase from $15.236 million reported in 2005. The increase in 2006 is the result of higher rates of interest paid on a slightly lower level of interest-bearing deposits and repurchase agreements. The cost of interest-bearing liabilities increased from 2.21% in 2005 to 2.97% in 2006.
     Management will continue to evaluate future changes in interest rates and the shape of the treasury yield curve so that assets and liabilities may be priced accordingly to minimize the impact on the net interest margin.
Other Income
     Total other income in 2006 amounted to $5.134 million, an increase of 17.05% over $4.386 million in 2005. This increase is primarily due to a $250 thousand increase in overdrafts and return check charges, a $260 thousand increase in security gains, and a $100 thousand increase in brokerage income. Management continues to explore new products and nontraditional banking services that could increase other income in future years.
Other Expenses
     Total other expenses for 2006 decreased 2.93% or $593 thousand from 2005. Salaries and employee benefits decreased $109 thousand or .93%. The Corporation’s efficiency ratio increased however, from 64.49% in 2005 to 68.88% in 2006. The efficiency ratio was adversely impacted by the $3.35 million decline in net interest income. The efficiency ratio is calculated as follows: non-interest expense divided by the sum of net interest income plus non-interest income, excluding security gains and losses. This ratio is a measure of the expense incurred to generate a dollar of revenue. Management will continue to closely monitor and keep the increases in other expenses to a minimum.
Income Taxes
     Income tax expense totaled $1.999 million for 2006 and $2.71 million for 2005. Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 22% and 25% for the periods ending 2006 and 2005, respectively. Refer to Note L to the consolidated financial statements for additional information regarding the effective tax rate.
Comparison of Operating Results for the Years Ended December 31, 2005 and 2004.
     The Corporation’s net income totaled $8.06 million during 2005 compared to $7.181 million for 2004. On a per share basis, diluted earnings per share was $.62 for 2005 as compared to $.55 for 2004. For 2005, the return on average equity was 10.40% as compared to 9.07% for 2004. The return on average assets was .97% for 2005 and .88% for 2004. For 2005, taxable equivalent net interest income decreased $1.476 million or 4.88% less than 2004. Interest-earning assets averaged $783.396 million during 2005 representing a 2.11% increase over 2004. For 2005 the net interest margin, measured on a fully taxable equivalent basis was 3.67% in comparison to 3.94% for 2004.
     The Corporation’s core earnings, which in 2004 excludes the non-cash charge of $2.1 million after tax to record an other-than-temporary impairment of securities, decreased from $9.302 million in 2004 to $8.06 million in 2005. Stated on a per share basis, the Corporation’s core earnings were $.62 diluted earnings per share in 2005 compared to $.72 diluted earnings per share in 2004. These results translate to a .97% return on average assets and a 10.40% return on average equity for 2005, compared to 1.15% and 11.75% in 2004, respectively.

Reconciliation of Earnings
to Core Earnings	2005	2004

GAAP Earnings	$8,060	$7,181
Other-than-temporary impairment of securities, net of tax	0	2,121

Core Earnings	$8,060	$9,302

     Total taxable equivalent interest income was $43.986 million for 2005 which was $988 thousand more than the $42.998 million reported in 2004. This increase was primarily the result of higher levels of earning assets. Average loans were higher in 2005, but the yields decreased from 6.47% in 2004 to 6.40% in 2005. Income from securities and federal funds sold increased $651 thousand or 5.62%, as the Corporation saw its’ yields on these assets increase from 4.11% in 2004 to 4.26% in 2005. The average balances of investment securities and federal funds sold increased 1.96% in 2005, mainly due to increases in customer deposits.
     Total interest expense amounted to $15.236 million for 2005, a 19.29% increase from $12.772 million reported in 2004. The increase in 2005 is the result of higher rates of interest paid on a larger volume of interest-bearing deposits and repurchase agreements. The cost of interest-bearing liabilities increased from 1.89% in 2004 to 2.21% in 2005.
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
     The Corporation considers the primary market exposure to be interest rate risk. Simulation analysis is used to monitor the Corporation’s exposure to changes in interest rates, and the effect of the change to net interest income. The following table shows the effect on net interest income and the net present value of equity in the event of a sudden and sustained 200 basis point increase or decrease in market interest rates. The simulation assumes that short and long term interest rates change in the same direction by the same magnitude.

Changes In Interest Rate	2006	2005	ALCO
(basis points)	Result	Result	Guidelines

Net Interest Income Change
+200	-12.99%	6.71%	15.00%
-200	3.52%	-5.39%	15.00%

Net Present Value Of Equity Change
+200	-5.28%	-11.19%	20.00%
-200	-8.20%	14.63%	20.00%
     At the end of 2005, the Corporation’s net interest income was projected to increase in the event of a sustained parallel increase in market interest rates. During 2006, short term rates increased while long term rates did not. The effect of this change in the yield curve, along with other factors, was a reduction in net interest income.
     The results of this analysis comply with internal limits established by the Corporation. These limits have been revised to reflect changes in the interest rate environment experienced by the banking industry. A report on interest rate risk is presented to the Board of Directors and the Asset/Liability Committee on a quarterly basis. The 2006 simulation demonstrates the Corporation’s adverse sensitivity to a sustained, parallel increase in market interest rates. The Corporation has no market risk sensitive instruments held for trading purposes, nor does it hold derivative financial instruments, and does not plan to purchase these instruments in the near future.
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
     Along with its liquid assets, the Corporation has additional sources of liquidity available which help to ensure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 2006, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 2006 amounted to $51.213 million.
     The primary investing activities of the Company are originating loans and purchasing securities. During 2006, net cash from investing activities amounted to $7.939 million compared to $15.97 million used for 2005. Net decreases in loans were $3.235 million in 2005 compared to net increases of $27.238 million in 2005. Proceeds from maturities and sales of securities available for sale were $66.751 million in 2006 compared to $77.325 million in 2005.
     The primary financing activities of the Company are obtaining deposits, repurchase agreements and other borrowings. Net cash used by financing activities amounted to $16.124 million for 2006 compared to $3.38 million provided by financing activities in 2005. Most of this change is a result of the net decrease in deposits. Deposits decreased $11.053 million in 2006 compared to increasing $8.576 million in 2005. Short-term borrowings increased only $829 thousand in 2006 compared to a $5.24 million increase in 2005.

2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     Dividends paid have exceeded net income for the past three years. Continuing the current cash dividend plan and carrying out the Corporation’s planned share repurchases will require increased earnings or other actions by management.
Financial Condition
     Total Assets declined $5.485 million or .66% since December 31, 2005. Average earning assets decreased by .76% or $5.922 million since 2005. This modest decline in assets is the result of decreases in deposit balances. Total Liabilities decreased $5.844 million or .78% since December 31, 2005. Average interest-bearing liabilities also decreased $10.639 million from 2005 to 2006. Capital ratios remain strong, as shown by the ratio of equity to total assets at December 31, 2006 of 9.28%.
Loan Portfolio

Maturities and Sensitivities of Loans to Interest Rates
     The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

Years Ended December 31,	2006		2005		2004		2003		2002

Commercial, Financial and Agricultural	$40,698	8.0%	$38,722	7.6%	$32,838	6.8%	$29,143	6.0%	$24,741	5.4%
Commercial Real Estate	181,128	35.6	164,936	32.2	142,148	29.3	126,833	26.3	117,133	25.6
Residential Real Estate	169,937	33.5	165,386	32.3	165,819	34.1	168,681	35.0	171,774	37.6
Installment Loans to Individuals	116,425	22.9	142,870	27.9	144,874	29.8	157,880	32.7	143,601	31.4

Total Loans	$508,188	100.0%	$511,914	100.0%	$485,679	100.0%	$482,537	100.0%	$457,249	100.0%

     The following schedule sets forth maturities based on remaining scheduled repayments of principal for various categories of loans listed above as of December 31, 2006:

Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial, Financial and Agricultural	$10,064	$15,273	$15,361

     The amounts of commercial, financial and agricultural loans as of December 31, 2006, based on remaining scheduled repayments of principal, are shown in the following table:

Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$8,714	$13,536	$22,250
Fixed Rates of Interest	1,350	17,098	18,448

Total Loans	$10,064	$30,634	$40,698

     Total loans were $508.188 million at year-end 2006 compared to $511.914 million at year-end 2005. This represents a slight decrease of .73%. Loans comprised 65.4% of the Bank’s average earning assets in 2006, compared to 63.3% in 2005. The product mix in the Loan Portfolio includes Commercial Loans comprising 8%, Residential Real Estate Loans 33.5%, Commercial Real Estate Loans 35.6% and Consumer Loans 22.9% at December 31, 2006 compared with 7.6%, 32.3%, 32.2% and 27.9%, respectively, at December 31, 2005.
     Loans contributed 73.1% of tax equivalent total interest income in 2006 and 72.2% in 2005. Loan yield was 6.59% in 2006, 68 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.
     Consumer Loans decreased from $142.870 million on December 31, 2005 to $116.425 million on December 31, 2006 representing a 18.51% decrease. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 87.5% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio have decreased significantly to $283 thousand in 2006 as compared to $1.08 million in 2005. When these net loan losses are stated as a percentage of average installment loans outstanding, the Bank reported a decrease from .76% in 2005 to .22% in 2006.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     Residential Real Estate Mortgage Loans increased to $169.937 million at December 31, 2006, an increase of 2.75% from 2005. Commercial Real Estate Loans increased from $164.936 million in 2005 to $181.128 million in 2006. The Corporation originated both fixed rate and adjustable rate mortgages during 2006. Fixed rate terms are generally limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.
     Commercial Loans at December 31, 2006 increased 5.1% from year-end 2005 with outstanding balances of $40.698 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.
Summary of Loan Loss Experience
     The following is an analysis of the allowance for loan losses for the periods indicated:

Years Ended December 31,	2006	2005	2004	2003	2002

Balance at Beginning of Year	$5,860	$6,144	$6,639	$6,779	$6,442
Charge-Offs:
Commercial, Financial and Agricultural	(19)	(25)	(41)	(12)	(5)
Commercial Real Estate	(9)	(78)	(78)	(80)	(9)
Residential Real Estate	(181)	(25)	(80)	(26)	(33)
Installment Loans to Individuals	(850)	(1,631)	(1,655)	(1,257)	(1,133)

Total Charge-Offs	(1,059)	(1,759)	(1,854)	(1,375)	(1,180)
Recoveries on Previous Charge-Offs:
Commercial, Financial and Agricultural	24	276	4	1	1
Commercial Real Estate	2	0	0	0	0
Residential Real Estate	0	0	15	0	2
Installment Loans to Individuals	567	550	425	364	434

Total Recoveries	593	826	444	365	437

Net Charge-Offs	(466)	(933)	(1,410)	(1,010)	(743)
Provision Charged to Operations (1)	200	649	915	870	1,080

Balance at End of Year	$5,594	$5,860	$6,144	$6,639	$6,779

Ratio of Net Charge-Offs to Average
Net Loans Outstanding	0.09%	0.19%	0.30%	0.22%	0.17%

(1)	The provision for loan losses charged to operating expense is based on management’s judgment after taking into consideration all factors connected with the collectibility of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous charge-off experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.
     Provisions charged to operations amounted to $200 thousand in 2006 compared to $649 thousand in 2005. The balance in the allowance for loan losses is $5.594 million or 1.10% of loans at December 31, 2006. This ratio has decreased slightly from the 1.14% reported at December 31, 2005. Net charge-offs as a percentage of average net loans outstanding improved from .19% for 2005 to .09% for 2006. The allowance for loan losses as a percentage of nonperforming loans remains strong, improving from 290.57% at December 31, 2005 to 324.92% in 2006.
     Nonaccrual loans are loans which are 90 days past due and with respect to which, in management’s opinion, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis. Loans which are 90 days or more past due but continue to accrue interest are loans which, in management’s opinion, are well secured and are in the process of collection.

2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     The allowance is allocated among the loan categories based upon the consistent, quarterly procedures determined by management. However, the entire allowance for loan losses is available to absorb future losses in any loan category. The following table details the allocation of the allowance for loan losses at December 31:

	2006		2005		2004		2003		2002
		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
December 31,	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Commercial, Financial and Agricultural	$302	8.0%	$439	7.6%	$297	6.8%	$225	6.0%	$1,950	5.4%
Residential Real Estate	$1,084	33.5%	1,528	32.3%	1,639	34.1%	1,925	35.0%
Commercial Real Estate	$2,910	35.6%	1,660	32.2%	1,783	29.3%	1,521	26.3%
Real Estate-Mortgage									2,088	63.2%
Installment Loans to Individuals	$1,298	22.9%	2,233	27.9%	2,425	29.8%	2,968	32.7%	2,741	31.4%

	$5,594	100.0%	$5,860	100.0%	$6,144	100.0%	$6,639	100.0%	$6,779	100.0%

     The allowance allocated to each of the four loan categories should not be interpreted as an indication that charge-offs in 2007 will occur in the same proportions or that the allocation indicates future charge-off trends. The allowance allocated to the one-to-four family real estate loan category and the consumer loan category is based upon the Corporation’s allowance methodology for homogeneous loans, and increases and decreases in the balances of those portfolios. In the current and previous years, the indirect loan category has historically represented the largest percentage of loan losses. The one-to-four family real estate loan category represents approximately 33.5% of total loans, but historically has a small loss history. For the commercial loan category, which represents only 8.0% of the total loan portfolio, management relies on the Bank’s internal loan review procedures and allocates accordingly based on loan classifications. The commercial real estate loan category represents 35.6% of the total loan portfolio and management feels it to be prudent to list this category’s allocation separately. The allocation amounts in this category are determined through management’s quarterly assessment of classified loans. Each of these allocation categories includes subjective adjustments to the bank’s historical loss experience for environmental factors that are believed to have an impact on probable incurred loan losses.
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
     As of December 31, 2006, there were no concentrations of loans exceeding 25% of total loans that are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.
Investment Securities
     The investment securities portfolio decreased $3.686 million in 2006. As securities matured and paydowns were received on mortgage-backed securities, management used the proceeds to fund decreases in deposit balances. The Company also sold $18.262 million in securities in 2006, resulting in net security gains of $550 thousand.
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
     The following table shows the book value of investment securities by type of obligation at the dates indicated:
Type

December 31,	2006	2005	2004

U.S. Treasury Securities	$800	$800	$2,715
U.S. Government sponsored enterprise debt securities	75,131	77,499	83,443
Mortgage-backed securities	102,586	110,725	133,027
Obligations of States and Political Subdivisions	68,967	59,710	44,940
Other Securities	8,315	10,751	13,054

	$255,799	$259,485	$277,179

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     A summary of debt securities held at December 31, 2006, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

	December 31, 2006
		Weighted
	Fair	Average
Type and Maturity Grouping	Value	Yield (1)

U.S. Treasury Securities Maturing Within One Year	$800	5.09%

U.S. Government Sponsored Enterprise
Debt Securities
Maturing Within One Year	$17,861	3.82%
Maturing After One Year But Within Five Years	56,480	4.26%
Maturing After Five Years But Within Ten Years	299	5.53%
Maturing After Ten Years	491	5.99%

Total U.S. Government Sponsored Enterprise Debt Securities	$75,131	4.17%

Mortgage-Backed Securities (2)
Maturing Within One Year	$1,481	4.27%
Maturing After One Year But Within Five Years	37,797	3.96%
Maturing After Five Years But Within Ten Years	35,417	4.46%
Maturing After Ten Years	27,891	4.64%

Total Mortgage-Backed Securities:	$102,586	4.32%

Obligations of States and Political Subdivisions
Maturing Within One Year	$914	5.31%
Maturing After One Year But Within Five Years	9,426	5.33%
Maturing After Five Years But Within Ten Years	20,377	5.71%
Maturing After Ten Years	38,250	6.15%

Total Obligations of States and Political Subdivisions	$68,967	5.90%

Corporate Debt Securities
Maturing Within One Year	$1,000	5.00%

(1)	The weighted average yield has been computed by dividing the total contractual interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 35% were $17 thousand, $176 thousand, $405 thousand and $820 thousand for the four ranges of maturities.

(2)	Amounts reported are based on contractual maturity. Actual principal repayment will differ from contractual maturity.
     Deposits
     Deposits represent the Corporation’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation’s average total deposits decreased from $629.637 million in 2005 to $614.825 million in 2006. The increase in average time deposits was offset by a decline in interest bearing demand deposits. The Bank has continued to offer competitive rates of interest on time deposits to attract new customers and enhance existing account relationships.
     The Corporation’s solid level of customer deposit balances maintained over the years reflects management’s efforts to continue to ensure the growth of the Bank and to maintain a viable banking institution. During 2006, the Bank has attracted new depositors due to its efforts to remain competitive in the local community as to rates paid for all types of deposits, particularly in the time deposit area. The Bank has been at or near the top in interest rates paid to depositors throughout 2006.
Borrowings
     Total borrowings increased $2.922 million or 2.50% since December 31, 2005. Federal Home Loan Bank advances increased $12.135 million during 2006. The Corporation used a $10 million short-term Federal Home Loan Bank advance at the end of 2006 to purchase securities. Securities maturing in the first quarter of 2007 will be used to repay this short-term advance.
Contractual Obligations, Commitments,Contingent Liabilities and Off-Balance Sheet Arrangements
     The following table presents, as of December 31, 2006, the Corporation’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in referenced note to the consolidated financial statements.

	Note						There-
	Ref.	2007	2008	2009	2010	2011	after

Deposits without maturity	—	$339,401	—	—	—	—	—
Certificates of deposit	E	226,510	23,069	10,995	12,179	4,660	2,933
Other borrowed funds	G	898	48	52	56	60	128
Repurchase agreements	F	66,939	—	—	—	—	—
Federal Home Loan Bank advances	G	19,424	10,874	3,474	1,453	6,229	9,758
Operating leases	D	54	54	55	61	61	171
     Note H to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exists under those agreements. Examples of these commitments and contingencies include commitments to extend credit and standby letters of credit.
     At December 31, 2006 the Corporation had no unconsolidated, related special purpose entities, nor did the Corporation engage in derivatives and hedging contracts, such as interest rate swaps, that may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet. Management’s policy is to not engage in derivatives contracts for speculative trading purposes.
Capital Resources
     Total Stockholders’ Equity increased slightly from $75.864 million at December 31, 2005 to $76.223 million in 2006. The Corporation continues to utilize the stock repurchase program, repurchasing approximately 310,000 shares during 2006 at an average price of $11.32 per share. Shares repurchased by the Corporation are for general corporate purposes. During the year, the Corporation issued 340,000 shares through the dividend reinvestment program.

2006 ANNUAL REPORT
MANAGEMENT’S DISCUSSION
(Dollar Amounts In Thousands except Per Share Data)
     The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). The Bank and holding company are required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2006, the Bank and holding company are required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The Bank and the holding company exceeded these levels at December 31, 2006 and 2005.
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
     The Corporation maintains an allowance for loan losses. The allowance for loan losses is presented as a reserve against loans on the balance sheets. Loan losses are charged off against the allowance for loan losses, while recoveries of amounts previously charged off are credited to the allowance for loan losses. A provision for loan losses is charged to operations based on management’s periodic evaluation of adequacy of the allowance. The provision for credit losses provides for probable losses on loans.
     Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio represents the largest asset category on the consolidated balance sheets. Management’s assessment of the adequacy of the allowance for loan losses considers individually impaired loans, pools of loans with similar risk characteristics and other environmental risk factors.
     Pools of loans with similar risk characteristics are assessed for probable losses. Probable losses are estimated through application of historical loss experience. The historical loss experience is reviewed for modification on a quarterly basis. Historical loss experience data used to establish loss estimates may not precisely correspond to the current portfolio. As a result, the historical loss experience used in the allowance analysis may not be representative of actual unrealized losses inherent in the portfolio.
     Management also evaluates the impact of environmental factors which pose additional risks that may not adequately be addressed in the analyses described above. Such environmental factors could include: levels of, and trends in, delinquencies and impaired loans, charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in lending policies and procedures including those for underwriting, collection, charge-off, and recovery; experience, ability, and depth of lending management and staff; national and local economic trends and conditions; industry and geographic conditions; concentrations of credit such as, but not limited to, local industries, their employees, suppliers; or any other common risk factor that might affect loss experience across one or more components of the portfolio. The determination of this component of the allowances requires considerable management judgment. To the extent actual outcomes differ from management estimates, additional provision for credit losses could be required that could adversely affect earnings or financial position in future periods. The “Loan Portfolio” section of this financial review includes a discussion of the factors driving changes in the allowance for loan losses during the current period.
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
Recent Accounting Pronouncements and Developments
     Note A to the consolidated financial statements discusses new accounting policies adopted by the Corporation during 2006 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section(s) of this financial review and notes to the consolidated financial statements.
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
February 20, 2007
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
The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.
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

2006 ANNUAL REPORT
Crowe Chizek and Company LLC Member Horwath International
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Board of Directors and Shareholders
Farmers National Banc Corp
Canfield, Ohio
We have audited management’s assessment, included in the accompanying Management Report, that Farmers National Banc Corp. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Farmers National Banc Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that Farmers National Banc Corp. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, Farmers National Banc Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Farmers National Banc Corp. as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, and our report dated February 20, 2007 expressed an unqualified opinion on those consolidated financial statements.

Crowe Chizek and Company LLC
Columbus, Ohio
February 20, 2007

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Crowe Chizek and Company LLC Member Horwath International
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
Board of Directors and Shareholders
Farmers National Banc Corp
Canfield, Ohio
We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Farmers National Banc Corp.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 20, 2007 expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC
Columbus, Ohio
February 20, 2007

2006 ANNUAL REPORT
CONSOLIDATED BALANCE SHEETS
(Dollar Amounts In Thousands except Per Share Data)

December 31,	2006	2005

ASSETS
Cash and due from banks	$24,447	$31,614
Federal funds sold	9,591	0

TOTAL CASH AND CASH EQUIVALENTS	34,038	31,614

Securities available for sale	255,799	259,485

Loans	508,188	511,914
Less allowance for loan losses	5,594	5,860

NET LOANS	502,594	506,054

Premises and equipment, net	14,744	15,143
Other assets	14,409	14,773

TOTAL ASSETS	$821,584	$827,069

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$66,003	$61,896
Interest-bearing	553,744	568,904

TOTAL DEPOSITS	619,747	630,800

Short-term borrowings	77,792	76,963
Long-term borrowings	41,601	39,508
Other liabilities	6,221	3,934

TOTAL LIABILITIES	745,361	751,205

Commitments and contingent liabilities

Stockholders’ Equity
Common Stock — Authorized 25,000,000 shares; issued 14,567,280 in 2006 and 14,227,538 in 2005	88,366	84,595
Retained earnings	9,617	10,709
Accumulated other comprehensive income (loss)	(1,345)	(2,536)
Treasury stock, at cost; 1,494,525 shares in 2006 and 1,184,315 shares in 2005	(20,415)	(16,904)

TOTAL STOCKHOLDERS’ EQUITY	76,223	75,864

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$821,584	$827,069

See accompanying notes.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2006	2005	2004

INTEREST AND DIVIDEND INCOME
Loans, including fees	$33,162	$31,453	$31,162
Taxable securities	7,423	8,216	8,405
Tax exempt securities	2,462	2,125	1,589
Dividends	620	421	499
Federal funds sold	431	266	117

TOTAL INTEREST AND DIVIDEND INCOME	44,098	42,481	41,772

INTEREST EXPENSE
Deposits	15,525	11,700	10,320
Short-term borrowings	2,623	1,833	1,081
Long-term borrowings	2,051	1,703	1,371

TOTAL INTEREST EXPENSE	20,199	15,236	12,772

NET INTEREST INCOME	23,899	27,245	29,000
Provision for loan losses	200	649	915

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,699	26,596	28,085

NONINTEREST INCOME
Service charges on deposit accounts	2,994	2,758	2,488
Security gains	550	290	2
Impairment of securities	0	0	(3,225)
Other operating income	1,590	1,338	1,272

TOTAL NONINTEREST INCOME	5,134	4,386	537

NONINTEREST EXPENSE
Salaries and employee benefits	11,585	11,694	10,646
Occupancy and equipment	2,477	2,700	2,609
State and local taxes	895	911	923
Professional fees	574	589	502
Loan expenses	392	411	365
Other operating expenses	3,696	3,907	3,902

TOTAL NONINTEREST EXPENSE	19,619	20,212	18,947

INCOME BEFORE INCOME TAXES	9,214	10,770	9,675

INCOME TAXES	1,999	2,710	2,494

NET INCOME	7,215	8,060	7,181

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Change in net unrealized gains (losses) on securities, net of reclassifications	1,191	(3,429)	(977)

COMPREHENSIVE INCOME	$8,406	$4,631	$6,204

EARNINGS PER SHARE:
Basic	$0.55	$0.62	$0.56
Diluted	$0.55	$0.62	$0.55
See accompanying notes.

2006 ANNUAL REPORT
CONSOLIDATED STATEMENTS
OF STOCKHOLDERS’ EQUITY
(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2006	2005	2004

COMMON STOCK
Balance at beginning of year	$84,595	$80,200	$71,177
253,474 shares issued as a 2% stock dividend in 2004	0	0	4,372
Stock option expense	23	0	0
339,742 shares issued from dividend reinvestment in 2006, 315,023 in 2005 and 276,921 in 2004	3,748	4,395	4,651

Balance at end of year	88,366	84,595	80,200

RETAINED EARNINGS
Balance at beginning of year	10,709	10,958	16,287
Net income	7,215	8,060	7,181
Dividends declared:
$.64 cash dividends per share in 2006, $.64 in 2005 and $.64 in 2004	(8,307)	(8,309)	(8,138)
Stock dividends	0	0	(4,372)

Balance at end of year	9,617	10,709	10,958

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	(2,536)	893	1,870
Change in net unrealized gains (losses) on securities, net of reclassifications	1,191	(3,429)	(977)

Balance at end of year	(1,345)	(2,536)	893

TREASURY STOCK, AT COST
Balance at beginning of year	(16,904)	(13,397)	(9,120)
Purchase of 310,210 shares in 2006, 251,274 in 2005 and 256,270 in 2004	(3,511)	(3,507)	(4,277)

Balance at end of year	(20,415)	(16,904)	(13,397)

TOTAL STOCKHOLDERS’ EQUITY AT END OF YEAR	$76,223	$75,864	$78,654

See accompanying notes.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,215	$8,060	$7,181
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	200	649	915
Depreciation and amortization	1,015	1,088	1,105
Net amortization of securities	882	829	1,865
Security gains	(550)	(290)	(2)
Impairment of securities	0	0	3,225
Federal Home Loan Bank dividends	(240)	(197)	(155)
Stock based compensation	23	0	0

Net change in other assets and liabilities	2,064	301	(1,724)

NET CASH FROM OPERATING ACTIVITIES	10,609	10,440	12,410

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and repayments of securities available for sale	48,489	57,668	66,989
Proceeds from sales of securities available for sale	18,262	19,657	9
Proceeds from sales of other real estate owned	24	162	0
Purchase of securities available for sale	(61,565)	(65,546)	(74,250)
Loan originations and payments, net	3,234	(27,238)	(3,931)
Additions to premises and equipment	(505)	(479)	(792)

NET CASH FROM INVESTING ACTIVITIES	7,939	(15,776)	(11,975)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	(11,053)	8,576	(3,391)
Net change in short-term borrowings	829	5,240	13,129
Proceeds from Federal Home Loan Bank borrowings and other debt	10,000	7,294	22,790
Repayment of Federal Home Loan Bank borrowings and other debt	(7,906)	(10,280)	(24,619)
Repurchase of common stock	(3,511)	(3,507)	(4,277)
Cash dividends paid	(8,231)	(8,338)	(8,962)
Proceeds from dividend reinvestment	3,748	4,395	4,651

NET CASH FROM FINANCING ACTIVITIES	(16,124)	3,380	(679)

NET CHANGE IN CASH AND CASH EQUIVALENTS	2,424	(1,956)	(244)

Beginning cash and cash equivalents	31,614	33,570	33,814

Ending cash and cash equivalents	$34,038	$31,614	$33,570

Supplemental cash flow information:
Interest paid	$19,705	$15,017	$12,699
Income taxes paid	2,175	3,030	3,582

Supplemental noncash disclosures:
Investment in Ohio Equity Fund with issuance of note payable	$0	$1,000	$0
Transfer of loans to other real estate	$26	$70	$92
See accompanying notes.

2006 ANNUAL REPORT
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
     Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. Purchases and sales are recognized on the trade date.
     Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
Loans:
     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate values and general economic conditions in the area.
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
Allowance for Loan Losses:
     The allowance for loan losses is a valuation allowance for probable incurred loan losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. The allowance is based on management’s judgment taking into consideration past loss experience, reviews of individual loans, current economic conditions and other factors considered relevant by management at the financial statement date. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowance. If additions to the original estimate of the allowance for loan losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.
     The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired. The general component covers loans not individually classified as impaired and is based on historical loss experience adjusted for current factors.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
     A loan is considered impaired when, based on the current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans over $100 thousand by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.
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
Restricted Stock:
     The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security included in other assets, and periodically evaluated for impairment based on ultimate recovery of par value. The Bank is also a member of and owns stock in the Federal Reserve Bank. Both cash and stock dividends are reported as income.
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
Stock-Based Compensation:
     Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment, using the modified prospective transition method. Accordingly, the Company has recorded stock-based compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $23 thousand, a reduction in net income of $23 thousand and a decrease in basic earnings per share of $.01. Reported diluted earnings per share did not change as a result of recording this expense.
     Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the years ending December 31, 2005 and 2004, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.
     The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, for the years ending December 31.

	2005	2004

Net income as reported	$8,060	$7,181
Deduct: Stock-based compensation expense determined under fair value based method	(27)	(27)

Pro forma net income	$8,033	$7,154

Basic earnings per share as reported	$0.62	$0.56
Pro forma basic earnings per share	$0.62	$0.55
Diluted earnings per share as reported	$0.62	$0.55
Pro forma diluted earnings per share	$0.62	$0.55
Income Taxes:
     Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.
Advertising:
     The Bank expenses the costs of advertising as incurred. Advertising expense for the years ended December 31, 2006, 2005 and 2004 was $464 thousand, $461 thousand and $448 thousand, respectively.
Earnings Per Share:
     Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.

2006 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
Comprehensive Income:
     Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists solely of unrealized gains and losses on securities available for sale and is recognized as a separate component of equity.
Loss Contingencies:
     Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.
     In the ordinary course of business, Farmers National Bank was named a defendant in a lawsuit filed in September 2005. The plaintiff in the lawsuit alleges that Farmers National Bank is indebted to the plaintiff for withdrawals from the plaintiff’s account by the plaintiff’s former agent, which the plaintiff claims were unauthorized. The plaintiff is seeking damages in excess of $423,000 to be determined by a jury trial, if not earlier determined by the court. While there is no way to determine the ultimate success of defense of the lawsuit at this time, Farmers National Bank is defending this matter vigorously.
Restrictions on Cash:
     Cash on hand or on deposit with the Federal Reserve Bank of $4.633 million and $7.705 million was required to meet regulatory reserve and clearing requirements at year end 2006 and 2005. These balances do not earn interest.
Fair Value of Financial Instruments:
     Fair value of financial instruments is estimated using relevant market information and other assumptions as more fully disclosed in Note M. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
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
Adoption of New Accounting Standards:
     Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-based Payment. See “Stock-Based Compensation” above for further discussion of the effect of adopting this standard.
     In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 had no effect on the Company’s financial statements for the year ending December 31, 2006.
     In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet, beginning with year end 2006, and to recognize changes in the funded status in the year in which the changes occur through comprehensive income beginning in 2007. Additionally, defined benefit plan assets and obligations are to be measured as of the date of the employer’s fiscal year-end, starting in 2008. Adoption of this standard had an immaterial impact on the Corporation’s 2006 Balance Sheet. Management does not expect the adoption of the measurement provision of the statement to have a material impact on its consolidated financial position or results of operations.
Effect of Newly Issued But Not Yet Effective Accounting Standards:
     In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments–an amendment to FASB Statements No. 133 and 140. This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standard is effective for financial assets acquired or issued after the beginning of the entity’s first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
     In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140. This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. Management does not expect the adoption of this statement will have a material impact on its consolidated financial position or results of operations.
     In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.
     In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48), which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined that the adoption of FIN 48 will not have a material effect on the financial statements.
     In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for fiscal years beginning after December 15, 2007. The Company has not completed its evaluation of the impact of adoption of EITF 06-4.
     In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this issue will have a material impact on the financial statements.
NOTE B — SECURITIES AVAILABLE FOR SALE
     Securities available for sale at December 31, 2006 and 2005 are summarized as follows:

		Gross	Gross
		Unrealized	Unrealized
2006	Fair Value	Gains	Losses

U.S. Treasury and U.S. Government sponsored enterprises	$75,931	$105	$(843)
Corporate debt securities	1,000	0	(1)
Mortgage-backed securities	102,586	72	(2,610)
Obligations of states and political subdivisions	68,967	296	(345)

Total debt securities	248,484	473	(3,799)
Equity securities	7,315	1,257	0

TOTALS	$255,799	$1,730	$(3,799)

		Gross	Gross
		Unrealized	Unrealized
2005	Fair Value	Gains	Losses

U.S. Treasury and U.S. Government sponsored enterprises	$78,299	$20	$(1,144)
Corporate debt securities	2,270	14	0
Mortgage-backed securities	110,725	13	(3,660)
Obligations of states and political subdivisions	59,710	555	(647)

Total debt securities	251,004	602	(5,451)
Equity securities	8,481	947	0

TOTALS	$259,485	$1,549	$(5,451)

	2006	2005	2004

Sales of available for sale securities were as follows:
Proceeds	$18,262	$19,657	$9
Gross gains	550	290	2
     The fair value of debt securities available for sale by contractual maturities at December 31, 2006 are summarized below. Mortgage-backed securities are not due at a single maturity date and are shown separately.

Available for sale — Debt securities	FAIR VALUE
Due in 1 year or less	$20,575
Due after one year through five years	65,906
Due after five years through ten years	20,676
Due after ten years	38,741
Mortgage-backed securities	102,586

TOTALS	$248,484

2006 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
     Securities with a carrying amount of $99 million at December 31, 2006 and $111 million at December 31, 2005 were pledged to secure public deposits in accordance with federal and state requirements.
     At year-end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. Treasury, U.S. Government Agencies and U.S. Government sponsored enterprises, in an amount greater than 10% of shareholders equity. The Corporation owned preferred equity shares of U.S. Government sponsored enterprises with a fair value of $6.8 million and $7.9 million at year end 2006 and 2005.
     Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:
2006

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Treasury and U.S. Government sponsored enterprises	$10,008	$(26)	$50,783	$(817)	$60,791	$(843)
Mortgage-backed securities	2,289	(15)	89,254	(2,595)	91,543	(2,610)
Obligations of states and political subdivisions	23,481	(164)	11,270	(181)	34,751	(345)
Corporate debt security	1,000	(1)	0	0	1,000	(1)

Total temporarily impaired	$36,778	$(206)	$151,307	$(3,593)	$188,085	$(3,799)

2005

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Treasury and U.S. Government sponsored enterprises	$34,511	$(441)	$28,682	$(703)	$63,193	$(1,144)
Mortgage-backed securities	35,502	(804)	74,363	(2,856)	109,865	(3,660)
Obligations of states and political subdivisions	29,356	(563)	2,055	(84)	31,411	(647)

Total temporarily impaired	$99,369	$(1,808)	$105,100	$(3,643)	$204,469	$(5,451)

     The Corporation evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer’s financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, or U.S. Government sponsored enterprises, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition.
     Unrealized losses on securities issued by the U.S. Treasury, U.S. Government agencies, or U.S. Government sponsored enterprises have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold these securities for the foreseeable future and the decline in fair value is largely due to increases in market interest rates. The fair value is expected to recover as the securities approach their maturity date. Unrealized losses on mortgage-backed securities have not been recognized into income because these securities are backed by performing assets, timely repayment of principal and interest is guaranteed by their issuers and because management has the intent and ability to hold these securities for the foreseeable future. The fair value of these securities is expected to recover as principal payments are received.
NOTE C — LOANS
Following is a summary of loans:

December 31,	2006	2005

Residential Real Estate	$170,641	$166,108
Commercial Real Estate	181,602	165,424
Consumer	114,631	140,588
Commercial	40,698	38,722

Subtotal	507,572	510,842
Net deferred loan fees and costs	616	1,072
Allowance for loan losses	(5,594)	(5,860)

NET LOANS	$502,594	$506,054

     Following is an analysis of changes in the allowance for loan losses for the years ended December 31:

	2006	2005	2004

Balance at beginning of year	$5,860	$6,144	$6,639
Provision for loan losses	200	649	915
Recoveries	593	826	444
Loans charged off	(1,059)	(1,759)	(1,854)

Balance at end of year	$5,594	$5,860	$6,144

     Loans individually considered impaired were not material as of December 31, 2006 and 2005. The average balance of individually impaired loans was not material for 2006, 2005 and 2004.
     Nonperforming loans were as follows:

	2006	2005

Loans past due over 90 days still on accrual	$437	$547
Nonaccrual loans	$1,285	$1,470
     Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
     Certain directors, executive officers and associates of such persons were loan customers during 2006. A summary of related party loan activity is as follows:

Total loans at December 31, 2005	$7,987
New loans	1,031
Repayments	(1,524)

Total loans at December 31, 2006	$7,494

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
NOTE D — PREMISES AND EQUIPMENT
Following is a summary of premises and equipment:

December 31,	2006	2005

Land	$2,747	$2,747
Premises	15,437	15,364
Equipment	8,734	8,578
Leasehold Improvements	198	198

	27,116	26,887
Less accumulated depreciation	(12,372)	(11,744)

NET BOOK VALUE	$14,744	$15,143

     Depreciation expense was $904 thousand for the year ended December 31, 2006, $991 thousand for 2005 and $1.01 million for 2004.
     The Bank leases a branch location under a noncancelable operating lease extending to 2014. Rental expense charged to operations totaled $62 thousand for 2006 and 2005, and $44 thousand for 2004. In addition to rental expense, under the lease, common area maintenance is paid and the amount can fluctuate according to the costs incurred. Following is a summary of future minimum rental payments under the lease:

2007	$54
2008	54
2009	55
2010	61
2011	61
Thereafter	171

TOTAL	$456

NOTE E — INTEREST-BEARING DEPOSITS
     Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2006:

2007	$226,510
2008	23,069
2009	10,995
2010	12,179
2011	4,660
Thereafter	2,933

TOTAL	$280,346

     Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities

	2006	2005

Three months or less	$37,944	$38,698
Three to six months	24,174	10,476
Six to twelve months	14,579	16,555
Over twelve months	10,406	27,816

TOTAL	$87,103	$93,545

     Following is a summary of interest-bearing deposits:

December 31,	2006	2005

Demand	$97,696	$126,283
Money Market	103,367	65,250
Savings	72,335	86,413
Certificates of Deposit	280,346	290,958

TOTAL	$553,744	$568,904

NOTE F — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
     Securities sold under repurchase agreements are secured by the Bank’s holdings of debt securities issued by U.S. Government Agencies and U.S. Government sponsored enterprises with a carrying amount of $75.3 million and $81.4 million at year-end 2006 and 2005.
     Securities sold under agreements to repurchase are financing arrangements that mature within 89 days. At maturity, the securities underlying the agreements are returned to the Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2006	2005

Average balance during the year	$77,377	$77,677
Average interest rate during the year	3.33%	2.33%
Maximum month end balance during the year	$85,929	$85,902
Average year end interest rate	3.53%	2.66%
NOTE G — FEDERAL HOME LOAN BANK ADVANCES
AND OTHER BORROWINGS
Short-term borrowings:
     The Bank borrowed $10 million in the form of an overnight variable rate advance from the Federal Home Loan Bank. This advance carried a rate of 5.43% at December 31, 2006.
     The Bank has a short-term U.S. Treasury interest-bearing demand note with a balance of $853 thousand at December 31, 2006 and $811 thousand at December 31, 2005. The demand note carried an interest rate of 5.04% at December 31, 2006 and 3.95% at December 31, 2005.
     The Bank has access to lines of credit amounting to $17 million at three major domestic banks that are below prime rate. These lines and terms are periodically reviewed by the banks and are generally subject to withdrawal at their discretion. At December 31, 2006, the Bank had no borrowings from these lines.
Long-term borrowings:
     Long-term advances from the Federal Home Loan Bank were as follows:

	December 31,
	2006		2005
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Fixed-rate advances, at rates from 2.07% to 7.05%	$36,212	4.64%	$33,077	4.42%
Convertible fixed-rate advances, at rates from 4.32% to 4.50%	5,000	4.32%	6,000	4.35%

Total advances	$41,212	4.60%	$39,077	4.41%

2006 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
     Federal Home Loan Bank advances are secured by a blanket pledge of residential mortgage loans totaling $69.1 million and $48.8 million at year end 2006 and 2005. Based on this collateral and the Company’s holdings of FHLB stock, the Bank is eligible to borrow up to $60.5 million at year end 2006. Each advance is subject to a prepayment penalty if paid prior to its maturity date. Scheduled repayments of long-term FHLB advances are as follows:

Maturing in:
2007	$9,424
2008	10,874
2009	3,474
2010	1,453
2011	6,229
Later years	9,758

TOTAL	$41,212

     The Bank has notes payable secured by real estate totaling $389 thousand in 2006 and $431 thousand in 2005. These notes carried a fixed interest rate of 7.50%. Scheduled repayments of notes payable are as follows:

Maturing in:
2007	$45
2008	48
2009	52
2010	56
2011	60
Later years	128

TOTAL	$389

NOTE H — COMMITMENTS AND CONTINGENT LIABILITIES
     Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.
     The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2006		2005
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate

Commitments to make loans	$3,612	$12,623	$4,023	$11,185
Unused lines of credit	$25,796	$19,958	$22,537	$19,261
     Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 5.50% to 8.75% and maturities ranging from 3 months to 16 years.
     Standby letters of credit are considered financial guarantees under FASB Interpretation 45. The standby letters of credit have a contractual value of $1.186 million in 2006 and $1.109 million in 2005. The carrying amount of these items on the balance sheet is not material.
NOTE I — STOCK OPTIONS
     The Company’s Stock Option Plan, which is shareholder-approved, permits the grant of share options to its directors, officers and employees for up to 375,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards have vesting periods of 5 years and have 10-year contractual terms. All options outstanding were granted in 2001 and became fully vested in 2006. Option exercises are expected to be satisfied with either newly issued shares or treasury shares. Total compensation cost charged against income for the stock option plan for 2006 was $23 thousand. No related income tax benefit was recorded. The fair value of the company’s stock at December 31, 2006 is less than the option exercise price, therefore the outstanding and exercisable options had no intrinsic value.
     A summary of the activity in the plan is as follows.

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	49,500	$11	49,500	$11	52,000	$11
Granted	0		0		0
Exercised	0		0		0
Forfeited	1,500	11	0		2,500	11

Outstanding at end of year	48,000	$11	49,500	$11	49,500	$11

Options exercisable at year-end	48,000		39,600		29,700
     Options outstanding at year-end 2006 were as follows.

	Outstanding			Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Number	Life	Price	Number	Price
$11	48,000	4.9 years	$11	48,000	$11

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
NOTE J — REGULATORY MATTERS
     The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). During 2007, the Bank could, without prior approval, declare dividends of approximately $1.3 million plus any 2007 net profits retained to the date of the dividend declaration.
     The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.
     As of December 31, 2006, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s capital category.
     The following table reflects various measures of capital at year-end:

				Requirement		To be Well Capitalized
				For Capital		Under Prompt Corrective
		Actual		Adequacy Purposes:		Action Provisions:
		Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2006
Total Capital to risk weighted assets	Consolidated	$83,631	15.84%	$42,227	8.00%	N/A	N/A
	Bank	$81,333	15.42%	$42,193	8.00%	$52,742	10.00%

Tier I Capital to risk weighted assets	Consolidated	$77,472	14.68%	$21,114	4.00%	N/A	N/A
	Bank	$75,259	14.27%	$21,097	4.00%	$31,645	6.00%

Tier I Capital to average assets	Consolidated	$77,472	9.51%	$32,599	4.00%	N/A	N/A
	Bank	$75,259	9.25%	$32,533	4.00%	$40,667	5.00%

As of December 31, 2005
Total Capital to risk weighted assets	Consolidated	$84,493	15.75%	$42,911	8.00%	N/A	N/A
	Bank	$82,716	15.43%	$42,875	8.00%	$53,594	10.00%

Tier I Capital to risk weighted assets	Consolidated	$78,207	14.58%	$21,456	4.00%	N/A	N/A
	Bank	$76,540	14.28%	$21,438	4.00%	$32,156	6.00%

Tier I Capital to average assets	Consolidated	$78,207	9.39%	$33,332	4.00%	N/A	N/A
	Bank	$76,540	9.20%	$33,267	4.00%	$41,584	5.00%
NOTE K — EMPLOYEE BENEFIT PLANS
     The Bank has a qualified 401(k) deferred compensation Retirement Savings Plan. All employees of the Bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation pursuant to section 401(k) of the Internal Revenue Code. The Bank matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the Bank may make an additional profit sharing contribution to the plan. Total expense was $276 thousand, $290 thousand and $376 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.
     The Corporation maintains a deferred compensation plan for certain existing employees and retirees. Expense under the plan was $33 thousand, $77 thousand and $57 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.
     The Corporation also has a postretirement benefit plan covering individuals retired from the Corporation that have met certain service and age requirements and certain other active employees that have met similar service requirements. The postretirement health care plan includes a limit on the Corporation’s share of costs for recent and future retirees. Expense under this plan for 2006, 2005, and 2004 was not material. The accrued postretirement benefit liability under this plan is also not material. Due to the immateriality of the plan, the disclosures required under U.S. generally accepted accounting principles have been omitted.

2006 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
NOTE L — INCOME TAXES
     The provision for income taxes consists of the following:

Years ended December 31,	2006	2005	2004

Current	$1,778	$2,790	$3,428
Deferred	221	(80)	(934)

TOTALS	$1,999	$2,710	$2,494

     Following is a reconciliation between income taxes at statutory rates and actual taxes based on income before income taxes:

	2006		2005		2004
		Percent		Percent		Percent
Years ended		of Pretax		of Pretax		of Pretax
December 31,	Amount	Income	Amount	Income	Amount	Income

Statutory tax	$3,225	35%	$3,770	35%	$3,386	35%
Effect of nontaxable interest	(968)	(10)	(851)	(8)	(675)	(7)
Other	(258)	(3)	(209)	(2)	(217)	(2)

ACTUAL TAX	$1,999	22%	$2,710	25%	$2,494	26%

Deferred tax assets (liabilities) are comprised of the following at December 31:

	2006	2005

Deferred tax assets:
Allowance for credit losses	$1,958	$2,051
Net unrealized loss on securities available for sale	724	1,366
Security valuation	785	981
Deferred compensation	255	267
Deferred loan fees and costs	319	202
Capital loss carryover	149	90
Post-retirement benefits	117	115
Other	78	71

Gross deferred tax assets	$4,385	$5,143

Deferred tax liabilities:
Depreciation	(673)	(721)
Federal Home Loan Bank dividends	(674)	(589)
Prepaid expenditures	(114)	(90)
Other	(112)	(68)

Gross deferred tax liabilities	(1,573)	(1,468)

NET DEFERRED TAX ASSET	$2,812	$3,675

     No valuation allowance for deferred tax assets was recorded at December 31, 2006 and 2005. Income taxes applicable to realized investment securities gains in 2006, 2005 and 2004 were $192 thousand, $101 thousand and $1 thousand, respectively. The capital loss carryover of $426 thousand, which can be used to offset future capital gain income, expires as follows: $155 thousand by December 31, 2010 and $271 thousand by December 31, 2011.
NOTE M — DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2006 and 2005:
Cash and cash equivalents:
     The carrying amounts in the consolidated balance sheets of cash and cash equivalents approximates their fair value.
Securities available for sale:
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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
     The estimated fair values of the company’s financial instruments as of December 31, 2006 and 2005 are as follows:

	2006		2005
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets:
Cash and cash equivalents	$34,038	$34,038	$31,614	$31,614
Securities available for sale	255,799	255,799	259,485	259,485
Loans — net	502,594	496,708	506,054	494,352
Accrued interest receivable	4,050	4,050	4,083	4,083

Financial liabilities:
Deposits	$619,747	$618,168	$630,800	$630,420
Federal funds purchased and repurchase agreements	66,940	66,940	76,152	76,152
Federal Home Loan Bank advances	51,212	50,540	39,077	38,606
Other borrowings	1,242	1,242	1,242	1,242
Accrued interest payable	1,574	1,574	1,080	1,080
NOTE N — EARNINGS PER SHARE
     The computation of basic and diluted earnings per share is shown in the following table:

December 31,	2006	2005	2004

Basic EPS computation
Numerator — Net income	$7,215	$8,060	$7,181

Denominator — Weighted average shares outstanding	13,006,042	13,004,739	12,926,309

Basic earnings per share	$.55	$.62	$.56

Diluted EPS computation
Numerator — Net income	$7,215	$8,060	$7,181

Denominator — Weighted average shares outstanding for basic earnings per share	13,006,042	13,004,739	12,926,309
Effect of Stock Options	518	10,635	16,876

Weighted average shares for diluted earnings per share	13,006,560	13,015,374	12,943,185

Diluted earnings per share	$.55	$.62	$.55

NOTE O — OTHER COMPREHENSIVE INCOME (LOSS)
     Other comprehensive income (loss) components and related tax effects were as follows:

December 31,	2006	2005	2004

Net unrealized holding gains (losses) on available for sale securities	$2,383	$(4,985)	$(4,726)

Reclassification adjustment for (gains) losses realized in income	(550)	(291)	3,223

Net unrealized gains (losses)	1,833	$(5,276)	$(1,503)
Tax effect	(642)	1,847	526

Net-of-tax amount	$1,191	$(3,429)	$(977)

2006 ANNUAL REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
NOTE P — QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended 2006	March 31	June 30	Sept. 30	Dec. 31

Total interest income	$10,636	$11,026	$11,171	$11,265
Total interest expense	4,482	4,987	5,255	5,475

Net interest income	6,154	6,039	5,916	5,790
Provision for loan losses	110	60	30	0
Other income	1,293	1,331	1,336	1,173
Other expense	4,763	4,889	5,017	4,949

Income before income taxes	2,574	2,421	2,205	2,014
Income taxes	612	533	454	400

Net income	$1,962	$1,888	$1,751	$1,614

Earnings per share — basic and diluted	$0.15	$0.15	$0.13	$0.12

Quarter Ended 2005	March 31	June 30	Sept. 30	Dec. 31

Total interest income	$10,266	$10,551	$10,818	$10,846
Total interest expense	3,355	3,655	3,985	4,241

Net interest income	6,911	6,896	6,833	6,605
Provision for loan losses	269	0	260	120
Other income	1,206	929	1,188	1,063
Other expense	4,880	5,165	5,066	5,101

Income before income taxes	2,968	2,660	2,695	2,447
Income taxes	794	665	667	584

Net income	$2,174	$1,995	$2,028	$1,863

Earnings per share — basic and diluted	$0.17	$0.15	$0.16	$0.14
NOTE Q — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
     Below is condensed financial information of Farmers National Banc Corp. (parent company only). In this information, the parent’s investment in the Bank is stated at cost plus equity in undistributed earnings of the subsidiary since acquisition. This information should be read in conjunction with the consolidated financial statements and related notes.

BALANCE SHEETS	Dec. 31, 2006	Dec. 31, 2005
Assets:
Assets:
Cash	$1,553	$909
Investment in bank subsidiary	73,886	74,038
Securities available for sale	1,291	1,381
Other	38	28

TOTAL ASSETS	$76,768	$76,356

Liabilities:
Dividends payable	$445	$368
Other accounts payable	100	124

TOTAL LIABILITIES	545	492

Stockholders’ equity:
Common stock	88,366	84,595
Retained earnings	9,617	10,709
Accumulated other comprehensive income (loss)	(1,345)	(2,536)
Treasury stock, at cost; 1,494,525 shares in 2006 and 1,184,315 shares in 2005	(20,415)	(16,904)

TOTAL STOCKHOLDERS’ EQUITY	76,223	75,864

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$76,768	$76,356

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollar Amounts In Thousands except Per Share Data)
STATEMENTS OF INCOME

Years ended December 31,	2006	2005	2004

Income:
Dividends from subsidiary bank	$8,677	$5,423	$2,169
Interest and dividends on securities	64	59	42
Security gains	33	68	2

TOTAL INCOME	8,774	5,550	2,213

Other expenses	(190)	(190)	(207)

Income before income tax benefit and undistributed subsidiary income	8,584	5,360	2,006
Income tax benefit	32	21	56
Equity in undistributed net income of subsidiary (dividends in excess of net income)	(1,401)	2,679	5,119

NET INCOME	$7,215	$8,060	$7,181

STATEMENTS OF CASH FLOWS

Years ended December 31,	2006	2005	2004

Cash flows from operating activities:
Net income	$7,215	$8,060	$7,181
Adjustments to reconcile net income to net cash provided by operating activities:
Security gains	(33)	(68)	(2)
Dividends in excess of net income
(Equity in undistributed net income of subsidiary)	1,401	(2,679)	(5,119)
Other	(52)	(6)	(1,078)

NET CASH FROM OPERATING ACTIVITIES	8,531	5,307	982

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	1,600	3,400	3,400
Proceeds from sales of other securities and securities available for sale	77	108	9
Purchases of securities available for sale	(1,570)	(2,472)	(3,445)
Proceeds from return of capital on other securities	0	0	8

NET CASH FROM INVESTING ACTIVITIES	107	1,036	(28)

Cash flows from financing activities:
Purchase of treasury stock	(3,511)	(3,507)	(4,277)
Dividends paid	(8,231)	(8,338)	(8,962)
Proceeds from dividend reinvestment	3,748	4,395	4,651

NET CASH FROM FINANCING ACTIVITIES	(7,994)	(7,450)	(8,588)

NET CHANGE IN CASH AND CASH EQUIVALENTS	644	(1,107)	(7,634)

Beginning cash and cash equivalents	909	2,016	9,650

Ending cash and cash equivalents	$1,553	$909	$2,016

2006 ANNUAL REPORT
BOARD OF DIRECTORS
From left to right: Earl R. Scott, Ralph D. Macali, Joseph D. Lane, James R. Fisher, Benjamin R. Brown, Anne Frederick Crawford, Ronald V. Wertz, Frank L. Paden
OFFICERS
Farmers National Banc Corp. Officers
Frank L. Paden, President & Secretary
Carl D. Culp, Executive Vice President & Treasurer
Donald F. Lukas, Senior Vice President
Farmers National Bank Officers
Frank L. Paden, President & CEO
Carl D. Culp, Executive Vice President, Cashier & CFO
Donald F. Lukas, Senior Vice President Bank Systems
Mark L. Graham, Vice President Loan Administrator
Bradley S. Henderson, Vice President Branch Adm. & Security
Anthony F. Peluso, Vice President Human Resources
Barbara C. Fisher, Vice President Deposit Operations & Marketing
Daniel G. Cerroni, Vice President Canfield Loans
Joseph E. Chapman, Vice President Niles Collections
Richard G. Ferraro, Vice President Niles
Frederick M. Kotheimer, Vice President Loan Review
Kevin T. Lamar, Vice President Niles
Alfred F. Ridel, Vice President Consumer Loans
James G. Swift, Vice President Niles Operations Center
Robert E. True, Vice President Niles
Susan E. Better, Assistant Vice President Corporate Adm.
Keith A. Leonard, Assistant Vice President Canfield Loans
Richard R. Lytle, Assistant Vice President Youngstown Rd.
Mary Jane Naples, Assistant Vice President Niles Operations Center
Phyllis A. Welton, Assistant Vice President Niles Operations Center
Joseph W. Sabat, Controller
Andrew A. Baird, Assistant Cashier Canfield Data Center
Clare Baldwin, Assistant Cashier Cornersburg
Pamela J. Cleghorn, Assistant Cashier Canfield
Janine E. Cox, Assistant Cashier Credit Administration
Charlene K. Daugherty, Assistant Cashier HR
Gregory Ensley, Assistant Cashier Canfield Loans
David E. Enterline, Assistant Cashier Network Adm.
Merle C. Garritano, Assistant Cashier Canfield Loans
Geraldine J. Gbur Polas, Assistant Cashier Columbiana
Lynnita J. Himes, Assistant Cashier Western Reserve
Diane C. King, Assistant Cashier Canfield Loans
Jennifer McCon, Assistant Cashier Lake Milton
Joanie F. Orr, Assistant Cashier Accounting
Linda Robertson, Assistant Cashier Mineral Ridge
Carl Romeo, Assistant Cashier Salem
Patricia C. Rosko, Assistant Cashier Austintown
Jon Schmied, Assistant Cashier Canfield Loans
Barbara J. Sitler, Assistant Cashier Canfield Main
Thomas Supko, Assistant Cashier Compliance and CRA
Deborah N. Testa, Assistant Cashier Eastwood
Dennis S. Vitt, Assistant Cashier Poland
M A K I N G   A   B I G   D I F F E R E N C E   T O G E T H E R

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
BRANCH LOCATIONS
Website- www.fnbcanfield.com

Austintown	22 North Niles-Canfield Road • Youngstown, OH 44515	792-1411
Boardman	102 West Western Reserve Road • Boardman, OH 44514	726-8896
Canfield	Main Office 20 South Broad Street • Canfield, OH 44406	533-3341
Colonial Plaza	401 East Main Street • Canfield, OH 44406	533-2686
Columbiana	340 State Rt. 14 • Columbiana, OH 44408	482-1974
Cornersburg	3619 S. Meridian Road • Youngstown, OH 44511	793-3971
Damascus	29053 State Rt. 62 • Damascus, OH 44619	537-4004
Girard	121 North State Street • Girard, OH 44420	545-9791
Lake Milton	17817 Mahoning Avenue • Lake Milton, OH 44429	654-3351
Leetonia	16 Walnut Street • Leetonia, OH 44431	427-2436
Mineral Ridge	3826 South Main Street • Mineral Ridge, OH 44440	544-7430
Niles	1 South Main Street • Niles, OH 44446	544-7400
Niles Drive Up	170 East State Street • Niles, OH 44446	544-7420
Niles Ops. Center	51 South Main Street • Niles, OH 44446	544-7400
Niles	5845 Youngstown-Warren Road • Niles, OH 44446	544-7410
Poland	106 McKinley Way West • Poland, OH 44514	757-7508
Salem	1858 East State Street • Salem, OH 44460	332-1558
Warren	2910 Youngstown-Warren Road • Warren, OH 44484	369-5400

2006 ANNUAL REPORT

PROFESSIONAL SERVICES
Professional services offered by PrimeVest Financial Services located at Farmers National Bank

• Portfolio Strategy

• Insurance Needs

• Asset Allocation	Prime VestInvestment and Insurance Professionals
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

PrimeVest Financial Services, Inc., is an independent registered broker/dealer. Securities and insurance products offered by PrimeVest Financial Services located at Farmers National Bank:

• Not FDIC Insured

• May go down in value	Top to bottom:

• Not Financial Institution guaranteed	Kevin Helmick
Daniel Cvercko
• Not a deposit	Lynn Bowers

• Not insured by any federal government agency	Frank Mancini
Angie Mikesell

Annette Kushner

* Please note that neither PrimeVest nor any of its representatives may give legal or tax advice.

COMPANY, CUSTOMERS, COMMUNITY– MAKING A BIG DIFFERENCE TOGETHER

If you've ever tried solving one, you probably agree that a puzzle cube requires focus, intelligence and a dose of patience. You must think ahead and make correct decisions before you ever see how the individual blocks will align.

But, experience counts. Over time, you can get better at solving these 3-D puzzles.

In a similar way, Farmers National has learned how to better bring the needs and priorities of our company, customers and community into alignment.

Many of the economic interests of each are mutual. When our company meets the needs of our customers in a way that grows and benefits our local communities, together we make a big difference.

FARMERS NATIONAL BANC CORP.

20 South Broad Street

P.O. Box 555

Canfield, Ohio 44406