Form 10-K, Exhibit 13
period 2007-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2008-03-12
CIK 709337

Exhibit 13

Embracing the FUTURE *for 120 years*

1887
2007

FARMERS NATIONAL BANC CORP.

2007 ANNUAL REPORT

Since 1887

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

2007 Annual Report
ANNUAL MEETING NOTICE
The annual meeting of Shareholders will be held at Kenneth F. McMahon Hall at the Mill Creek MetroParks Experimental & Educational Building at 7574 Columbiana-Canfield Rd., Canfield, OH 44406, at 3:30 p.m. local time, on Thursday, March 27, 2008.
Financial Highlights
(Dollar Amounts in Thousands Except for Per Share Data)

For the Year	2007	2006	2005
Net Income	$5,925	$7,215	$8,060
Return on Average Assets	0.74%	0.88%	0.97%
Return on Average Equity	7.95%	9.60%	10.40%

Per Share
Net Income (Basic)	$0.46	$0.55	$0.62
Net Income (Diluted)	0.46	0.55	0.62
Book Value	5.67	5.83	5.82

Balances at Year-End
Total Assets	$798,236	$821,584	$827,069
Earning Assets	745,482	778,719	776,300
Total Deposits	593,428	619,747	630,800
Net Loans	508,647	502,594	506,054
Total Stockholders’ Equity	73,920	76,223	75,864
Cash Dividends	8,309	8,307	8,309

Common Shares Outstanding	13,028	13,073	13,043

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Embracing the FUTURE for 120 years
On behalf of the employees and directors of Farmers National Banc Corp., it is my pleasure to present our Annual Report to Shareholders for 2007. We believe it is appropriate that the theme of this year’s report is “Embracing the Future for 120 Years” as it clearly reflects both our enduring philosophy and our efforts in 2007.
In sum, we are celebrating twelve decades of community banking because we have always looked forward, and embraced a willingness to respond and adapt to change.
This year we recognized a significant milestone in our history, but more importantly, our focus and resources are designed to implement strategic steps to establish and enhance the bank’s future for several generations.
According to the Independent Community Bankers of America, community banks are independent, locally owned and operated institutions with assets ranging from less than $10 million to multi-billion dollar institutions. There are approximately 8,600 community banks with total assets less than $1 Billion, which represents approximately 92% of the total number of banks in the United States.
Chartered in 1887 as a community bank with the founding principles of placing customer and community first, Farmers National Bank truly fits the definition of a community bank as described above. We are a local, independent community bank with a mission to advance this company through a balance of unparalleled customer service and solid financial performance, supported with the loyalty and confidence of generations of customers and shareholders.
Whether operating within a booming market, or during a downturn, there are three critical considerations that keep us on track:
•	remain focused on the fundamentals;

•	follow the proven path of great performers;

•	effectively differentiate our institution from the competition and consistently communicate that unique value.
In 2007, we embarked on a number of initiatives to position our company to build the stamina and flexibility to effectively compete in an ever-changing business environment and under a variety of market conditions.
Strategic Initiatives for 2007
Growth and Retention Initiative. In accordance with strategic planning decisions made in late 2006, the bank engaged the services of a third party firm to implement the tools, processes and strategies to improve profitability and implement a long term growth and retention strategy through a comprehensive customer relationship management project. This state-of-the-industry system provides the tools for management to quantify relationships per household and analyze profitability at the account, product, officer and branch levels.
In addition, management will have access to customer behavior patterns that will assist in managing attrition risk, targeted marketing campaigns and create workflow efficiencies. Installation and training is complete and our project team is expected to have this system in production by the end of the first quarter 2008.
As part of this initiative, management is also implementing a profitability enhancement tool that gives our management team a structured means of continually developing conclusions toward profit enhancement. They will be able to quickly identify strengths and weaknesses to pinpoint opportunities to:
•	enhance profitability;

•	quantify the bottom-line estimates for profitability;

•	rank those opportunities meriting internal and external resources;

•	propose specific solutions for the top priorities.
Brand and Name Recognition Initiative. A second initiative that our management team completed during 2007 included a market research study with the objective of providing a comprehensive and acute understanding of the Farmers National Bank brand and the reasons why the bank is or isn’t attracting new customers as well as the reasons why the bank is retaining customers.
The Optimization Group, from Ann Arbor, Michigan conducted this research study. This firm utilized a proprietary online brainstorming tool designed to solicit a wide range of inputs and identify the strongest, based on importance and relevance. Two analytical subgroups of respondents were identified — customers and noncustomers. The response was overwhelming, exceeding industry standards when conducting this type of survey. The data collected gave management priceless feedback about our bank, how we are perceived in regard to customer service, our pricing of products and services and our role in the local communities we serve. As with any survey, we received suggestions and recommendations, which we have accepted and will further evaluate in order to determine what it takes to get better at what we do.
Investment in Human Capital Initiative. This particular initiative started in late 2006. As I reported earlier, this was a two-year project plan that has a series of objectives to be accomplished in stages. Our senior management team has spent countless hours analyzing our staff capacity, evaluating skill levels, and developing performance metrics and other human capital resource tools to

2007 Annual Report
lead this company into the future. I am very excited about the group of young executives and associates we have on our team and have high expectations for them. We plan to allocate time and resources to challenge this group and give them opportunities to grow and become leaders in our company for the future.
Investment in Technology Initiative. During 2007, we installed and integrated a new teller platform at all our locations that converts all over-the-counter transactions to electronic images and transmits these images to a central processing site to interface with other technology upgrades we made in our core processing system. This technology will give more timely credit of funds to customer accounts and balances throughout the banking network.
2007 Performance
The primary source of Farmers National Bank’s revenue is net interest income from the combination of income earned on loans and investments less interest paid for deposits and other borrowings. Business volumes tend to be influenced by overall economic factors, including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace.
Despite a challenging interest rate environment, slower economic growth conditions in our markets and the current industry challenges related to home mortgage lending, we accomplished our primary objective for 2007, which was to stabilize and manage our net interest margin. On a tax-equivalent basis, our margin increased during 2007 from 3.29% in 2006 up to 3.33% for 2007.
In 2007, total revenues for Farmers National Banc Corp., which includes net interest income plus non-interest income, was $28.1 million. Net income after taxes was $5.9 million, or $0.46 per share. Included in those results and adversely affecting net income was a non-cash after-tax impairment charge of $567 thousand, representing $0.04 per share. The other-than-temporary impairment charge was recognized in the fourth quarter of 2007 and was caused by the sudden drop in value of preferred stock holdings of Fannie Mae, and uncertainty of future market conditions surrounding the U.S. Government sponsored enterprise.
We ended 2007 with total assets of $798 million compared to $822 million in 2006. Overall growth in total loans was modest, but we continued to diversify our loan portfolio with an emphasis on commercial loans and commercial real estate loans. During 2007, we experienced a 7.76% increase in those particular types of loans, but that increase was offset with a reduction in consumer loans of 9.75% over the same twelve-month period. Total deposits were $593 million, down from $619 million from the previous year. The lower balances were a result of our disciplined pricing strategy on volatile non-core deposits.
Shareholders’ Equity was $74 million at year-end equating to a book value of $5.67 per share. Our common stock traded at a high of $10.85 and a low of $7.31 during 2007. Our price had stabilized during the first eight months of the year, but then in September, following industry announcements of additional subprime mortgage issues and the foreclosure crisis, stock prices and market values of most companies in the financial services industry generally decreased across the board and remain at low levels.
We continued our current cash dividend policy, paying $0.64 per share. Our Dividend Reinvestment Program also remained unchanged during 2007. Our Board of Directors did re-authorize our Share Repurchase Program in June 2007, which afforded us the opportunity to repurchase approximately 398,000 shares of common stock during the past calendar year.
Our industry is currently faced with two related issues that have drawn media attention on both the local and national levels. The first issue is the sub-prime mortgage loan crisis and fallout that is causing mortgage loan defaults and the increase in the number of foreclosures. The second issue has to deal with overall asset quality in the bank’s loan portfolios that has prompted high loan loss provisions and increased levels of non-performing assets.
During 2007, many of our peers made substantial provisions to their allowance for loan loss accounts. For the year, our provision for loan losses totaled $570 thousand in 2007, up from $200 thousand in 2006. Net chargeoffs were $705 thousand, or .14% of average net loans.
At year-end, total loans were $514.1 million and we had $5.5 million in our allowance for loan loss reserve account. This represents 1.06% of total loans, and 231% of non-performing loans. Non-performing loans, which are loans delinquent 90 days or more plus non-accrual loans were $2.4 million, or .46% of total loans and .30% of total assets. It is important to note that all these ratios are comparable to our historical results over a period of years. Historically, we have been able to manage these special assets in a very efficient manner. The primary objective of our loan officers and loan review staff is to continue to focus on quality loan growth and manage risk with a long-term focus.
I encourage you to take the opportunity to review this Annual Report along with the Report of our Independent Registered Public Accounting Firm. The Management’s Discussion section included within this report details more results of performance during 2007.
Looking forward to 2008 and beyond, our strategy is to provide sustainable, long-term growth of assets, earnings and value to our shareholders utilizing prudent risk management practices.
We want to thank our customers, shareholders, and our team of over 280 associates who have supported the Farmers National Banc Corp. Performance with integrity and a commitment to our communities, customers and shareholders are at the core of who we are and the keys to our success.

Sincerely,

Frank L. Paden, President & CEO

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
INVESTOR INFORMATION
CORPORATE HEADQUARTERS:
Farmers National Banc Corp., 20 South Broad Street,
P.O. Box 555, Canfield, OH 44406. Phone 330-533-3341
or Toll Free 1-888-988-3276.
WEBSITE: www.fnbcanfield.com
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
Administration, P.O. Box 555, Canfield, OH 44406
FORM 10-K:
A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention:
Mr. Carl D. Culp, Treasurer, Farmers National Banc Corp. 20 South Broad Street, P.O. Box 555, Canfield, OH 44406
COMMON STOCK LISTING AND INFORMATION AS TO STOCK PRICES AND DIVIDENDS:
The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB.OB. There are approximately thirteen local and/or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 2007, there were 13,028,376 shares outstanding and 3,878 shareholders of record of common stock.
MARKET AND DIVIDEND SUMMARY

Dividend Date	High	Low	Dividend

March 2006	$12.55	$11.55	$0.16
June 2006	$11.85	$10.50	$0.16
September 2006	$11.20	$10.50	$0.16
December 2006	$10.80	$10.50	$0.16

March 2007	$10.80	$10.50	$0.16
June 2007	$10.80	$10.49	$0.16
September 2007	$10.85	$8.99	$0.16
December 2007	$9.45	$7.31	$0.16
PERFORMANCE GRAPH
The Securities and Exchange Commission requires a line graph presentation comparing cumulative, five-year shareholder returns on an indexed basis with a broad equity market index and either a nationally recognized industry standard or an index of peer companies selected by the Corporation. The Corporation has selected the NASDAQ Composite Index and the NASDAQ Bank Index for purposes of this performance comparison. The Performance Graph set forth below, assumes an investment of $100 on December 31, 2002, and compares year-end totals, shareholder returns, assuming dividends are reinvested, for a five-year period ending December 31, 2007.

	12/02	12/03	12/04	12/05	12/06	12/07
Farmers National Banc Corp.	100.00	115.46	124.25	103.64	90.90	70.93
NASDAQ Composite	100.00	149.75	164.64	168.60	187.83	205.22
NASDAQ Bank	100.00	130.51	144.96	141.92	159.42	125.80

2007 Annual Report
SELECTED FINANCIAL DATA
(Table Dollar Amounts In Thousands except Per Share Data)

For the Years Ending December 31,	2007	2006	2005	2004	2003

Summary of Earnings
Total Interest Income (including fees on loans)	$45,538	$44,098	$42,481	$41,772	$43,673
Total Interest Expense	21,893	20,199	15,236	12,772	13,934

Net Interest Income	23,645	23,899	27,245	29,000	29,739
Provision for Loan Losses	570	200	649	915	870
Noninterest Income (1)	4,408	5,134	4,386	537	2,978
Noninterest Expense	20,382	19,619	20,212	18,947	18,372

Income Before Income Taxes	7,101	9,214	10,770	9,675	13,475
Income Taxes	1,176	1,999	2,710	2,494	3,960

NET INCOME	$5,925	$7,215	$8,060	$7,181	$9,515

Per Share Data
Basic earnings per share	$0.46	$0.55	$0.62	$0.56	$0.74
Diluted earnings per share	0.46	0.55	0.62	0.55	0.74
Cash Dividends Paid	0.64	0.64	0.64	0.63	0.59
Book Value at Year-End	5.67	5.83	5.82	6.06	6.19

Balances at Year-End
Total Assets	$798,236	$821,584	$827,069	$817,839	$812,815
Earning Assets	745,482	778,719	776,300	771,513	767,137
Total Deposits	593,428	619,747	630,800	622,224	625,615
Short-Term Borrowings	74,174	77,792	76,963	76,728	58,599
Long-Term Borrowings	52,455	41,602	39,508	37,495	44,324
Net Loans	508,647	502,594	506,054	479,535	475,898
Total Stockholders’ Equity	73,920	76,223	75,864	78,654	80,214

Average Balances
Total Assets	$804,968	$818,549	$828,180	$811,951	$790,725
Total Stockholders’ Equity	74,615	75,143	77,475	79,186	80,875

Significant Ratios
Return on Average Assets (ROA)	0.74%	0.88%	0.97%	0.88%	1.20%
Return on Average Equity (ROE)	7.95	9.60	10.40	9.07	11.77
Average Earning Assets/Average Assets	94.86	94.98	94.59	94.49	94.23
Average Equity/Average Assets	9.26	9.18	9.35	9.75	10.23
Net Loans/Deposits	85.71	81.10	80.22	77.07	76.07
Allowance for Loan Losses/Total Loans	1.06	1.10	1.14	1.27	1.38
Allowance for Loan Losses/Nonperforming Loans	231.22	324.85	290.57	461.29	435.34
Efficiency Ratio (On tax equivalent basis)	68.00	65.04	61.54	55.75	54.40
Net Interest Margin	3.33	3.31	3.67	3.94	4.13
Dividend Payout Rate	140.24	115.14	103.08	113.33	79.89

(1)	Noninterest income includes a securities impairment charge of $873 thousand and $3,225 million respectively for the years ended December 31,2007 and 2004.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES
(Table Dollar Amounts In Thousands except Per Share Data)

Years Ended December 31,	2007			2006			2005
	AVERAGE			AVERAGE			AVERAGE
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

EARNING ASSETS
Loans (1)(3)(5)	$508,812	$35,203	6.92%	$508,645	$33,519	6.59%	$496,266	$31,739	6.40%
Taxable securities (2)	168,074	7,017	4.17	186,341	7,423	3.98	213,519	8,216	3.85
Tax-exempt securities (2)(5)	70,413	4,112	5.84	62,525	3,703	5.92	52,495	3,197	6.09
Equity securities (4)(5)	9,360	664	7.09	11,429	732	6.40	12,733	477	3.75
Federal funds sold	6,970	342	4.91	8,534	431	5.05	8,383	266	3.17

Total earning assets	763,629	47,338	6.20	777,474	45,808	5.89	783,396	43,895	5.60

NONEARNING ASSETS
Cash and due from banks	21,774			23,975			26,929
Premises and equipment	14,630			14,924			15,397
Allowance for Loan Losses	(5,597)			(5,845)			(6,136)
Other assets (1)	10,532			8,021			8,594

Total Assets	$804,968			$818,549			$828,180

INTEREST-BEARING LIABILITIES
Time deposits	$270,269	$12,675	4.69%	$279,196	$11,423	4.09%	$272,049	$8,981	3.30%
Savings deposits	166,840	3,334	2.00	167,062	3,271	1.96	169,881	1,549	0.91
Demand deposits	97,362	547	0.56	110,812	831	0.75	131,859	1,170	0.89
Repurchase agreements	77,770	2,826	3.63	77,377	2,579	3.33	77,677	1,809	2.33
Other borrowings	52,940	2,511	4.74	45,776	2,095	4.57	39,396	1,727	4.38

Total Interest-Bearing Liabilities	665,181	21,893	3.29	680,223	20,199	2.97	690,862	15,236	2.21

NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS’ EQUITY
Demand deposits	60,632			57,755			55,848
Other Liabilities	4,540			5,428			3,995
Stockholders’ equity	74,615			75,143			77,475

Total Liabilities and Stockholders’ Equity	$804,968			$818,549			$828,180
Net interest income and interest rate spread		$25,445	2.91%		$25,609	2.92%		$28,659	3.39%

Net interest margin			3.33%			3.29%			3.66%

(1)	Non-accrual loans and overdraft deposits are included in other assets.

(2)	Includes unamortized discounts and premiums. Average balance and yield are computed using the historical amortized cost.

(3)	Interest on loans includes fee income of $1.68 million, $1.61 million and $1.98 million for 2007,2006 and 2005 respectively.

(4)	Equity securities include restricted stock, which is included In other assets on the consolidated balance sheets.

(5)	For 2007, adjustments of $350 thousand, $1.37 million, and $83 thousand respectively are made to tax equate income on tax exempt loans, tax exempt securities and to reflect a dividends received deduction on equity securities. For 2006, adjustments of $357 thousand, $1.24 million, and $112 thousand respectively are made to tax equate income on tax exempt loans, tax exempt securities and to reflect a dividends received deduction on equity securities. For 2005, adjustments of $286 thousand, $1.07 million, and $56 thousand respectively are made to tax equate income on tax exempt loans, tax exempt securities and to reflect a dividends received deduction on equity securities. These adjustments are based on a marginal federal income tax rate of 35%, less disallowances.

2007 Annual Report
RATE AND VOLUME ANALYSIS
(Table Dollar Amounts In Thousands except Per Share Data)
     The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

	2007 change from 2006			2006 change from 2005
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Tax Equivalent Interest Income
Loans	$1,684	$11	$1,673	$1,780	$792	$988
Taxable securities	(406)	(728)	322	(793)	(1,046)	253
Tax-exempt securities	409	467	(58)	506	611	(105)
Equity securities	(68)	(133)	65	255	(49)	304
Federal funds sold	(89)	(79)	(10)	165	5	160

Total interest income	$1,530	$(462)	$1,992	$1,913	$313	$1,600

Interest Expense
Time deposits	$1,252	$(365)	$1,617	$2,442	$236	$2,206
Savings deposits	63	(4)	67	1,722	(26)	1,748
Demand deposits	(284)	(101)	(183)	(339)	(87)	(152)
Repurchase agreements	247	13	234	770	(7)	777
Borrowings	416	328	88	368	281	87

Total interest expense	$1,694	$(129)	$1,823	$4,963	$297	$4,666

Increase (decrease) in tax equivalent net interest income	$(164)	$(333)	$169	$(3,050)	$16	$(3,066)

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
Overview:
Earnings, Margins, Average Earning Assets/Liabilities
     Net income for 2007 was $5.9 million, or $0.46 basic and diluted earnings per share compared to $7.2 million, or $0.55 diluted earnings per share in 2006, decreases of 17.88% and 16.36% respectively. The results for 2007 included a non-operating after-tax charge of $576 thousand representing a reclassification and recognition of an other-than-temporary impairment of securities.
     The net interest margin increased from 3.29% at December 31, 2006 to 3.33% for 2007, or 4 basis points. Total average earning assets decreased 1.78% and the yields on those average-earning assets increased 31 basis points from 5.89% in 2006 to 6.20% in 2007. Total interest bearing liabilities decreased 2.21%, and the cost on the average interest-bearing liabilities increased from 2.97% in 2006 to 3.29% in 2007 or 32 basis points. This increase was the result of depositors opting to invest in higher rate time deposit products. The increase in net interest margin offset by a lower level of earning assets resulted in a slight decrease in net interest income from the previous year.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Deposits
     Average deposits decreased during the past year. Given the modest loan demand and the keen competition for time deposits, efforts have been concentrated to better manage the margin rather than grow the balance sheet in the current interest rate environment. The Corporation prices deposit rates to remain competitive within the market to retain customers. The average balance of Securities sold under Repurchase Agreements increased slightly, however the cost of those particular borrowings increased 30 basis points. The effect of higher short-term interest rates in the first half of the year and a shift in deposit types resulted in interest expense increasing $1.694 million in 2007.
     Strategies for 2008 include plans to strategically price rates on time deposit products and money market accounts; continued efforts to increase our level of noninterest-bearing deposits; and remain focused on lowering our overall cost of funds.
Loans
     Net loans increased 1.2% during 2007. A strategy the Corporation adopted a few years ago was to diversify the loan portfolio and employ a more balanced loan portfolio management model between commercial loans, commercial real estate loans, residential real estate loans and consumer loans. At year-end, we have approximately 9% of the loan portfolio in commercial loans, 38% in commercial real estate loans, 33% in residential real estate loans and 20% in consumer loans. Our lending staff has accomplished another year of solid growth in the commercial real estate portfolio, stressing local economic development, encouraging growth and expansion within our communities and building on long-term customer relationships.
      Asset quality remains a high-priority in our overall business plan as it relates to our long-term asset growth projections. During 2007, our net charge-offs increased by $239 thousand compared to 2006. Two key ratios to monitor asset quality performance are the net charge-offs/average loans and the allowance for loan losses/non-performing loans. At year-end 2007, these ratios were .14% and 231% respectively compared to .09% and 325% in 2006. Approximately 60% of net charge-offs experienced in 2007 were related to a single commercial relationship.
      Loan strategies for 2008 include to responsibly grow the balances in our loan portfolios while continuing to maintain our underwriting standards and focus on maintaining yields in a declining interest rate environment.
Stockholders Equity
     During 2007, we maintained our annual cash dividend plan and paid $0.64 per share. Total cash dividends declared were $8.3 million in 2007 and 2006. During the past twelve months, we have seen the market price of our stock fluctuate from $10.55 at the end of 2006 to $7.31 at the end of 2007. The Corporation remains committed to utilization of the stock repurchase plan, having repurchased approximately 398,000 shares during 2007.
     Equity strategies for 2008 include three initiatives: increase earnings to support the current cash dividend plan; continued evaluation of the current features of our Dividend Reinvestment Plan to determine its impact on the goals and objectives for future capital planning; and continue to remain active with our Stock Repurchase Program.
Results of Operations
Comparison of Operating Results for the Years Ended December 31, 2007 and 2006.
     The Corporation’s net income totaled $5.925 million during 2007, compared to $7.215 million for 2006. On a per share basis, diluted earnings per share were $.46 as compared to $.55 diluted earnings per share for 2006. Common comparative ratios for results of operations include the return on average assets and return on average stockholders’ equity. For 2007 the return on average equity was 7.95% compared to 9.60% for 2006. The return on average assets was .74% for 2007 and .88% for 2006.
     The results for 2007 included an after-tax charge of $576 thousand representing a reclassification and recognition of an other-than-temporary impairment of securities. During the past year, the Corporation has made progress in improving on the rate spread between interest income and interest expense. Margins have improved despite the challenges faced in the current interest rate and the economic environment. However, with the lack of any growth, the Corporation’s performance ratios and total dollars of net income are less than what we reported from the previous year. The Corporation will continue to monitor pricing policies and remain competitive for new loans and deposits. Strategically, the management team is working very diligently to focus on efficiency, controlling expenses and exploring other sources of non-interest income.
     Net interest income, the principal source of the Corporation’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2007, taxable equivalent net interest income decreased $164 thousand or .64% from 2006. Interest-earning assets averaged $763.629 million during 2007 decreasing $13.845 million or 1.78% compared to 2006. The Corporation’s interest-bearing liabilities decreased 2.21% from $680.223 million in 2006 to $665.181 million in 2007.
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
     The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2007 the net interest margin, measured on a fully taxable equivalent basis increased to 3.33%, compared to 3.29% in 2006.
     Total taxable equivalent interest income was $47.338 million for 2007, which is $1.53 million more than the $45.808 million reported in 2006. This moderate increase is primarily the result of increases in the yields on average earning

2007 Annual Report
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
assets. Average loans were slightly higher in 2007, and the yields increased from 6.59% in 2006 to 6.92% in 2007. Income from securities and federal funds was slightly lower in 2007, but the Corporation saw its yields on these assets increase from 4.57% in 2006 to 4.76% in 2007. However, the average balances of investment securities and federal funds sold decreased 5.21% in 2007, mainly due to decreases in customer deposits.
     Total interest expense amounted to $21.893 million for 2007, an 8.39% increase from $20.199 million reported in 2006. The increase in 2007 is the result of higher rates of interest paid on a lower level of interest-bearing deposits and repurchase agreements. The cost of interest-bearing liabilities increased from 2.97% in 2006 to 3.29% in 2007.
     Management will continue to evaluate future changes in interest rates and the shape of the treasury yield curve so that assets and liabilities may be priced accordingly to minimize the impact on the net interest margin.
Other Income
     Total other income, excluding the $873 thousand pre-tax impairment charge discussed on page 8, increased by $147 thousand in 2007. This increase is primarily due to a $221 thousand increase in security gains, and a $97 thousand increase in other operating income. Management continues to explore new products and nontraditional banking services that could increase other income in future years.
Other Expenses
     Total other expenses for 2007 increased 3.89% or $763 thousand from 2006. Most of this increase resulted from higher occupancy and equipment expense, as well as other operating expenses, which increased 9.37% and 8.88% respectively. Salaries and employee benefits increased just $147 thousand or 1.27%. The Corporation’s tax equivalent efficiency ratio increased from 65.04% in 2006 to 68.00% in 2007. The efficiency ratio was adversely impacted by the $763 thousand increase in other expenses and the $164 thousand decline in tax equivalent net interest income. The efficiency ratio is calculated as follows: non-interest expense divided by the sum of tax equivalent net interest income plus non-interest income, excluding security gains and losses. This ratio is a measure of the expense incurred to generate a dollar of revenue. Management will continue to closely monitor and keep the increases in other expenses to a minimum.
Income Taxes
     Income tax expense totaled $1.176 million for 2007 and $1.999 million for 2006. Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 17% and 22% for the periods ending 2007 and 2006, respectively. Refer to Note L to the consolidated financial statements for additional information regarding the effective tax rate.
Comparison of Operating Results for the Years Ended December 31, 2006 and 2005.
     The Corporation’s net income totaled $7.2 million during 2006 compared to $8.1 million for 2005. On a per share basis, diluted earnings per share was $.55 for 2006 as compared to $.62 for 2005. For 2006, the return on average equity was 9.60% as compared to 10.40% for 2005. The return on average assets was .88% for 2006 and .97% for 2005. For 2006, taxable equivalent net interest income decreased $3.05 million or 10.64% less than 2005. Interest-earning assets averaged $777.474 million during 2006 decreasing slightly compared to 2005. For 2006 the net interest margin, measured on a fully taxable equivalent basis was 3.29% in comparison to 3.66% for 2005.
     Total taxable equivalent interest income was $45.808 million for 2006 which was $1.913 million more than the $43.895 million reported in 2005. This increase was primarily the result of higher yields on earning assets. Average loan balances increased 2.49%, and the yields increased from 6.40% in 2005 to 6.59% in 2006. Income from securities and federal funds sold increased $133 thousand or 1.09%, as the Corporation saw its yields on these assets increase from 4.23% in 2005 to 4.57% in 2006. The average balances of investment securities and federal funds sold decreased 6.37% in 2006, mainly due to increases in customer deposits.
     Total interest expense amounted to $20.199 million for 2006, a 32.57% increase from $15.236 million reported in 2005. The increase in 2006 is the result of higher rates of interest paid on a slightly lower level of interest-bearing liabilities. The cost of interest-bearing liabilities increased from 2.21% in 2005 to 2.97% in 2006.
Other Income
     Total other income in 2006 amounted to $5.134 million, an increase of 17.05% over $4.386 million in 2005. This increase is primarily due to a $250 thousand increase in overdrafts and return check charges, a $260 thousand increase in security gains and a $100 thousand increase in brokerage income.
Other Expenses
     Total other expenses for 2006 decreased 2.93% or $593 thousand from 2005. Salaries and employee benefits decreased $109 thousand or .93%. The Corporation’s tax-equivalent efficiency ratio increased from 61.71% in 2005 to 65.04% in 2006. The efficiency ratio was adversely impacted by the $3.05 million decline in net interest income.
Income Taxes
     Income tax expense totaled $1.99 million for 2006 and $2.71 million for 2005. The effective income tax rate was 22% and 25% for the periods ending 2006 and 2005, respectively.
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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
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

Changes In Interest Rate	2007	2006	ALCO
(basis points)	Result	Result	Guidelines

Net Interest Income Change
+200	-6.16%	-12.99%	15.00%
-200	-5.26%	3.52%	15.00%

Net Present Value Of Equity Change
+200	.01%	-5.28%	20.00%
-200	-22.47%	-8.20%	20.00%
     It should be noted that the change in the net present value of equity slightly exceeded policy when the simulation model assumed a sudden decrease in rates of 200 basis points (2%). This is because the positive impact on the fair value of assets would not be as great as the same negative impact on the fair value of certain liabilities. Specifically, because core deposits typically bear relatively low interest rates, their fair value would be negatively impacted as the rates could not be adjusted by the full extent of the sudden decrease in rates. The remaining results of this analysis comply with internal limits established by the Corporation. A report on interest rate risk is presented to the Board of Directors and the Asset/Liability Committee on a quarterly basis. The Corporation has no market risk sensitive instruments held for trading purposes, nor does it hold derivative financial instruments, and does not plan to purchase these instruments in the near future.
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
     Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 2007, the Corporation had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati, as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. Advances outstanding from the Federal Home Loan Bank at December 31, 2007 amounted to $52.111 million.
     The primary investing activities of the Corporation are originating loans and purchasing securities. During 2007, net cash from investing activities amounted to $18.96 million compared to $7.94 million in 2006. Net increases in loans were $6.623 million in 2007 compared to net decreases of $3.234 million in 2006. Purchases of securities available were only $17.107 million in 2007 compared to $61.565 million in 2006. The Corporation used cash to purchase $10 million of bank owned life insurance in 2007 compared to none purchased in 2006. Proceeds from maturities and sales of securities available for sale were $53.362 million in 2007 compared to $66.751 million in 2006.
     The primary financing activities of the Corporation are obtaining deposits, repurchase agreements and other borrowings. Net cash used by financing activities amounted to $28.103 million for 2007 compared to $16.124 million in 2006. Most of this change is a result of the net decrease in deposits. Deposits decreased $26.319 million in 2007 compared to $11.053 million in 2006. Short-term borrowings decreased $3.618 million in 2007 compared to a $829 thousand increase in 2006.
Financial Condition
     Total Assets declined $23.348 million or 2.84% since December 31, 2006. Average earning assets decreased similarly by $13.845 million since 2006. This decline in assets is mainly the result of decreases in deposit balances. Total Liabilities decreased $21.045 million or 2.82% since December 31, 2006. Average interest-bearing liabilities also decreased $15.042 million from 2006 to 2007. Capital ratios remain strong, as shown by the ratio of equity to total assets at December 31, 2007 of 9.26%.

2007 Annual Report
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Loan Portfolio
Maturities and Sensitivities of Loans to Interest Rates
     The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

Years Ended December 31,	2007		2006		2005		2004		2003

Commercial, Financial and Agricultural	$45,844	8.9%	$40,698	8.0%	$38,722	7.6%	$32,838	6.8%	$29,143	6.0%
Commercial Real Estate	193,187	37.6	181,128	35.6	164,936	32.2	142,148	29.3	126,833	26.3
Residential Real Estate	170,006	33.1	169,937	33.5	165,386	32.3	165,819	34.1	168,681	35.0
Installment Loans to Individuals	105,069	20.4	116,425	22.9	142,870	27.9	144,874	29.8	157,880	32.7

Total Loans	$514,106	100.0%	$508,188	100.0%	$511,914	100.0%	$485,679	100.0%	$482,537	100.0%

     The following schedule sets forth maturities based on remaining scheduled repayments of principal for commercial, financial and agricultural loans listed above as of December 31, 2007:

Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial, Financial and Agricultural	$13,345	$14,370	$18,129

     The amounts of commercial, financial and agricultural loans as of December 31, 2007, based on remaining scheduled repayments of principal, are shown in the following table:

Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$11,231	$5,383	$16,614
Fixed Rates of Interest	2,114	27,116	29,230

Total Loans	$13,345	$32,499	$45,844

     Total loans were $514.106 million at year-end 2007 compared to $508.188 million at year-end 2006. This represents an increase of 1.16%. Loans comprised 66.6% of the Bank’s average earning assets in 2007, compared to 65.4% in 2006. The product mix in the Loan Portfolio includes Commercial Loans comprising 8.9%, Residential Real Estate Loans 33.1%, Commercial Real Estate Loans 37.6% and Consumer Loans 20.4% at December 31, 2007 compared with 8%, 33.5%, 35.6% and 22.9%, respectively, at December 31, 2006.
     Loans contributed 74.37% of total taxable equivalent interest income in 2007 and 73.2% in 2006. Loan yield was 6.92% in 2007, 72 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.
     Consumer Loans decreased from $116.425 million on December 31, 2006 to $105.069 million on December 31, 2007 representing a 9.75% decrease. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 87.5% of the Installment Loan Portfolio. Net loan losses on the Installment Loan portfolio have decreased to $213 thousand in 2007 as compared to $283 thousand in 2006.
     Residential Real Estate Mortgage Loans increased slightly to $170.006 million at December 31, 2007, compared to $169.937 million in 2006. Commercial Real Estate Loans increased from $181.128 million in 2006 to $193.187 million in 2007. The Corporation originated both fixed rate and adjustable rate mortgages during 2007. Fixed rate terms are generally limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.
     Commercial Loans at December 31, 2007 increased 12.64% from year-end 2006 with outstanding balances of $45.844 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers and business types. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital purposes and small business lines of credit.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Summary of Loan Loss Experience
     The following is an analysis of the allowance for loan losses for the periods indicated:

Years Ended December 31,	2007	2006	2005	2004	2003

Balance at Beginning of Year	$5,594	$5,860	$6,144	$6,639	$6,779
Charge-Offs:
Commercial, Financial and Agricultural	(48)	(19)	(25)	(41)	(12)
Commercial Real Estate	(385)	(9)	(78)	(78)	(80)
Residential Real Estate	(67)	(181)	(25)	(80)	(26)
Installment Loans to Individuals	(612)	(850)	(1,631)	(1,655)	(1,257)

Total Charge-Offs	(1,112)	(1,059)	(1,759)	(1,854)	(1,375)
Recoveries on Previous Charge-Offs:
Commercial, Financial and Agricultural	3	24	276	4	1
Commercial Real Estate	0	2	0	0	0
Residential Real Estate	5	0	0	15	0
Installment Loans to Individuals	399	567	550	425	364

Total Recoveries	407	593	826	444	365

Net Charge-Offs	(705)	(466)	(933)	(1,410)	(1,010)
Provision for Loan Losses (1)	570	200	649	915	870

Balance at End of Year	$5,459	$5,594	$5,860	$6,144	$6,639

Ratio of Net Charge-Offs to Average Net Loans Outstanding	0.14%	0.09%	0.19%	0.30%	0.22%

(1)	The provision for loan losses charged to operating expense is based on management’s judgment after taking into consideration all factors connected with the collectibility of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous charge-off experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.
     Provisions charged to operations amounted to $570 thousand in 2007 compared to $200 thousand in 2006. The balance in the allowance for loan losses is $5.459 million or 1.06% of loans at December 31, 2007. This ratio has decreased slightly from the 1.10% reported at December 31, 2006. Net charge-offs as a percentage of average net loans outstanding increased from ..09% for 2006 to .14% for 2007. The allowance for loan losses as a percentage of nonperforming loans remains strong, although decreasing from 324.85% at December 31, 2006 to 231.22% in 2007.
     The allowance for loan losses decreased slightly during the year. Historically, the majority of our net losses in the loan portfolio have been in the consumer loan category. Over the past two years, that loss experience has improved significantly. Approximately 60% of net charge-offs during 2007 related to a single commercial relationship. The commercial real estate portfolio otherwise continues to perform very strongly. The decrease in the overall allowance for loan losses reflects the improved performance of the consumer portfolio and the continued strong performance of the commercial real estate portfolio. The recorded reserve reflects management’s judgments about the state of the local economy and its impact on the loan portfolio.
     Nonaccrual loans are commercial and real estate loans which are 90 days past due and with respect to which, in management’s opinion, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis. Loans which are 90 days or more past due but continue to accrue interest are loans which, in management’s opinion, are well secured and are in the process of collection.

2007 Annual Report
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
     The allowance is allocated among the loan categories based upon the consistent, quarterly procedures determined by management. However, the entire allowance for loan losses is available to absorb future losses in any loan category. The following table details the allocation of the allowance for loan losses at December 31:

December 31,	2007		2006		2005		2004		2003
		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Commercial, Financial and Agricultural	$506	8.9%	$302	8.0%	$439	7.6%	$297	6.8%	$225	6.0%
Residential Real Estate	1,026	33.1%	1,084	33.5%	1,528	32.3%	1,639	34.1%	1,925	35.0%
Commercial Real Estate	2,956	37.6%	2,910	35.6%	1,660	32.2%	1,783	29.3%	1,521	26.3%
Installment Loans to Individuals	971	20.4%	1,298	22.9%	2,233	27.9%	2,425	29.8%	2,968	32.7%

	$5,459	100.0%	$5,594	100.0%	$5,860	100.0%	$6,144	100.0%	$6,639	100.0%

     The allowance allocated to each of the four loan categories should not be interpreted as an indication that charge-offs in 2008 will occur in the same proportions or that the allocation indicates future charge-off trends. The allowance allocated to the one-to-four family real estate loan category and the consumer loan category is based upon the Corporation’s allowance methodology for homogeneous loans, and increases and decreases in the balances of those portfolios. In the current and previous years, the indirect loan category has historically represented the largest percentage of loan losses. The one-to-four family real estate loan category represents approximately 33.1% of total loans, but historically has a small loss history. For the commercial loan category, which represents only 8.9% of the total loan portfolio, management relies on the Bank’s internal loan review procedures and allocates accordingly based on loan classifications. The commercial real estate loan category represents 37.6% of the total loan portfolio and management feels it to be prudent to list this category’s allocation separately. The allocation amounts in this category are determined through management’s quarterly assessment of classified loans. Each of these allocation categories includes an amount to include current environmental factors that may have an impact on future loan losses.
Loan Commitments and Lines of Credit
     In the normal course of business, the Bank has extended various commitments for credit. Commitments for mortgages, revolving lines of credit and letters of credit generally are extended for a period of one month up to one year. Normally no fees are charged on any unused portion. Normally, an annual fee of two percent is charged for the issuance of a letter of credit.
     As of December 31, 2007, there were no concentrations of loans exceeding 25% of total loans that are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.
Investment Securities
     The investment securities portfolio decreased $35.648 million in 2007. As securities matured and paydowns were received on mortgage-backed securities, management used the proceeds to fund decreases in deposit balances. The Company also sold $10.865 million in securities in 2007, resulting in net security gains of $771 thousand.
     Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the Bank feels it has in excess of funds used to satisfy loan demand and operating considerations.
     During 2007, the Corporation recorded a $576 thousand after-tax impairment of securities charge after concluding that a Fannie Mae Series F preferred equity security was other-than-temporarily impaired. Management’s decision to recognize the other-than-temporary impairment charge was due to the following circumstances: In mid November, Fannie Mae went to the markets and offered two new preferred share offerings carrying higher dividend rates that appear to have caused the market prices of the other Fannie Mae preferred stock issues, including the issue we hold, to decrease in current market value. Due to this sudden drop in value, and the lack of recovery in value in this security since the end of the year, and uncertainty of future market conditions surrounding Fannie Mae, management has determined that this decrease is other-than-temporary and felt it is prudent to recognize the non-cash after-tax charge of $576 thousand in the fourth quarter of 2007.
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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
     The following table shows the book value of investment securities by type of obligation at the dates indicated:
Type

December 31,	2007	2006	2005

U.S. Treasury Securities	$800	$800	$800
U.S. Government sponsored enterprise debt securities	56,076	75,131	77,499
Mortgage-backed securities	88,825	102,586	110,725
Obligations of States and Political Subdivisons	71,395	68,967	59,710
Other Securities	3,055	8,315	10,751

	$220,151	$255,799	$259,485

     A summary of debt securities held at December 31,2007, classified according to maturity and including weighted average yield for each range of maturities is set forth below:

	December 31,2007
		Weighted
	Fair	Average
Type and Maturity Grouping	Value	Yield(1)

U.S. Treasury Securities
Maturing Within One Year	$800	4.81%

U.S. Government Sponsored Enterprise
Debt Securities
Maturing Within One Year	$29,942	3.90%
Maturing After One Year But Within Five Years	25,467	4.51%
Maturing After Five Years But Within Ten Years	368	6.45%
Maturing After Ten Years	299	5.45%

Total U.S. Government Sponsored Enterprise Debt Securities	$56,076	4.20%

Mortgage-Backed Securities (2)
Maturing Within One Year	$3,246	3.47%
Maturing After One Year But Within Five Years	38,269	4.18%
Maturing After Five Years But Within Ten Years	18,603	4.38%
Maturing After Ten Years	28,707	4.84%

Total Mortgage-Backed Securities:	$88,825	4.41%

Obligations of States and Political Subdivisions
Maturing Within One Year	$890	5.73%
Maturing After One Year But Within Five Years	9,897	5.32%
Maturing After Five Years But Within Ten Years	24,403	5.74%
Maturing After Ten Years	36,205	6.21%

Total Obligations of States and Political Subdivisions	$71,395	5.92%

(1)	The weighted average yield has been computed by dividing the total contractual interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 35% were $18 thousand, $183 thousand, $487 thousand and $798 thousand for the four ranges of maturities.

(2)	Payments based on contractual maturity.
Bank Owned Life Insurance
     The Corporation purchased bank owned life insurance policies on the lives of certain members of management. The purpose of this transaction is to help fund the costs of employee benefit plans. The cash surrender value of these policies is $10.490 million at December 31, 2007 compared to $425 thousand at December 31, 2006.
Deposits
     Deposits represent the Corporation’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation’s average total deposits decreased from $614.825 million in 2006 to $595.103 million in 2007. Money market accounts decreased $10.68 million since December 31, 2006. Total time deposits have also decreased $5.86 million since 2006. Given the modest loan demand and the keen competition for time deposits, efforts have been concentrated to better manage the margin rather than grow the balance sheet in the current interest rate environment. The Company prices deposit rates to remain competitive within the market and to retain customers.
Borrowings
     Total borrowings increased $7.236 million or 6.06% since December 31, 2006. Most of this increase resulted from growth in securities sold under repurchase agreements of $6.32 million, or 9.44%. Long-term Federal Home Loan Bank advances increased $10.899 million, but a short-term advance of $10 million outstanding in 2006 was repaid in 2007.
Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements
     The following table presents, as of December 31, 2007, the Corporation’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in referenced note to the consolidated financial statements.

	Note
	Ref.	2008	2009	2010	2011	2012	Thereafter

Deposits without maturity	—	$318,942	—	—	—	—	—
Certificates of deposit	E	219,360	37,479	10,348	3,697	1,474	2,128
Other borrowed funds	G	965	52	56	60	65	64
Repurchase agreements	F	73,257	—	—	—	—	—
Federal Home Loan Bank advances	G	11,196	3,475	11,453	6,229	2,322	17,436
Operating leases	D	54	55	61	61	61	110
     Note H to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exists under those agreements. Examples of these commitments and contingencies include commitments to extend credit and standby letters of credit.

2007 Annual Report
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
     At December 31, 2007 the Corporation had no unconsolidated, related special purpose entities, nor did the Corporation engage in derivatives and hedging contracts, such as interest rate swaps, that may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet. Management’s policy is to not engage in derivatives contracts for speculative trading purposes.
Capital Resources
     Total Stockholders’ Equity decreased 3.02% from $76.223 million at December 31, 2006 to $73.920 million in 2007. The Corporation continues to utilize the stock repurchase program, repurchasing approximately 398,000 shares during 2007 at an average price of $10.01 per share. Shares repurchased by the Corporation are for general corporate purposes. During the year, the Corporation issued 354,000 shares through the dividend reinvestment program.
     The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). The Bank and the Corporation are required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2007, the Bank and the Corporation are required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The Bank and the Corporation had capital ratios above the minimum levels at December 31, 2007 and 2006. At year-end 2007 and 2006, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.
Critical Accounting Policies
     The Corporation follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Corporation has identified two accounting policies that are critical accounting policies and an understanding of these policies is necessary to understand our financial statements. These policies relate to determining the adequacy of the allowance for loan losses and other-than-temporary impairment of securities. Additional information regarding these policies is included in the notes to the consolidated financial statements, Note A (Summary of Significant Accounting Policies), Note B (Securities), Note C (Loans), and the sections above captioned “Loan Portfolio” and “Investment Securities”. Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.
     The Corporation maintains an allowance for loan losses. The allowance for loan losses is presented as a reserve against loans on the balance sheets. Loan losses are charged-off against the allowance for loan losses, while recoveries of amounts previously charged-off are credited to the allowance for loan losses. A provision for loan losses is charged to operations based on management’s periodic evaluation of adequacy of the allowance. The provision for credit losses provides for probable losses on loans.
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
     Other-than-temporary impairment of securities is the second critical accounting policy. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time, extent, and reasons that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
Recent Accounting Pronouncements and Developments
     Note A to the consolidated financial statements discusses new accounting policies adopted by the Corporation during 2007 and the expected impact of accounting policies recently issued or proposed, but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section(s) of this financial review and notes to the consolidated financial statements.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
February 18, 2008
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

Frank L. Paden	Carl D. Culp
President and Secretary	Executive Vice President and Treasurer

2007 Annual Report
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Board of Directors and Shareholders
Farmers National Banc Corp.
Canfield, Ohio
We have audited Farmers National Banc Corp’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Farmers National Banc Corp.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Farmers National Banc Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Farmers National Banc Corp. as of December 31, 2007 and 2006 and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 18, 2008 expressed an unqualified opinion on those consolidated financial statements.

Crowe Chizek and Company LLC
Columbus, Ohio
February 18, 2008

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements
Board of Directors and Shareholders
Farmers National Banc Corp.
Canfield, Ohio
We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. as of December 31, 2007 and 2006, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Farmers National Banc Corp.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated February 18, 2008, expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC
Columbus, Ohio
February 18, 2008

2007 Annual Report
CONSOLIDATED BALANCE SHEETS
(Table Dollar Amounts In Thousands except Per Share Data)

December 31,	2007	2006

ASSETS
Cash and due from banks	$25,022	$24,447
Federal funds sold	6,083	9,591

TOTAL CASH AND CASH EQUIVALENTS	31,105	34,038

Securities available for sale	220,151	255,799

Loans	514,106	508,188
Less allowance for loan losses	5,459	5,594

NET LOANS	508,647	502,594

Premises and equipment, net	14,516	14,744
Bank owned life insurance	10,490	425
Other assets	13,327	13,984

TOTAL ASSETS	$798,236	$821,584

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$61,574	$66,003
Interest-bearing	531,854	553,744

TOTAL DEPOSITS	593,428	619,747

Short-term borrowings	74,174	77,792
Long-term borrowings	52,455	41,601
Other liabilities	4,259	6,221

TOTAL LIABILITIES	724,316	745,361

Commitments and contingent liabilities

Stockholders’ Equity
Common Stock — Authorized 25,000,000 shares; issued 14,921,106 in 2007 and 14,567,280 in 2006	91,741	88,366
Retained earnings	7,233	9,617
Accumulated other comprehensive income (loss)	(653)	(1,345)
Treasury stock, at cost; 1,892,730 shares in 2007 and 1,494,525 shares in 2006	(24,401)	(20,415)

TOTAL STOCKHOLDERS’ EQUITY	73,920	76,223

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$798,236	$821,584

See accompanying notes.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Table Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2007	2006	2005

INTEREST AND DIVIDEND INCOME
Loans, including fees	$34,853	$33,162	$31,453
Taxable securities	7,017	7,423	8,216
Tax exempt securities	2,745	2,462	2,125
Dividends	581	620	421
Federal funds sold	342	431	266

TOTAL INTEREST AND DIVIDEND INCOME	45,538	44,098	42,481

INTEREST EXPENSE
Deposits	16,556	15,525	11,700
Short-term borrowings	2,957	2,623	1,833
Long-term borrowings	2,380	2,051	1,703

TOTAL INTEREST EXPENSE	21,893	20,199	15,236

NET INTEREST INCOME	23,645	23,899	27,245
Provision for loan losses	570	200	649

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	23,075	23,699	26,596

NONINTEREST INCOME
Service charges on deposit accounts	2,823	2,994	2,758
Security gains	771	550	290
Impairment of securities	(873)	0	0
Other operating income	1,687	1,590	1,338

TOTAL NONINTEREST INCOME	4,408	5,134	4,386

NONINTEREST EXPENSE
Salaries and employee benefits	11,732	11,585	11,694
Occupancy and equipment	2,709	2,477	2,700
State and local taxes	904	895	911
Professional fees	586	574	589
Other operating expenses	4,451	4,088	4,318

TOTAL NONINTEREST EXPENSE	20,382	19,619	20,212

INCOME BEFORE INCOME TAXES	7,101	9,214	10,770

INCOME TAXES	1,176	1,999	2,710

NET INCOME	5,925	7,215	8,060

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Change in net unrealized gains (losses) on securities, net of reclassifications	692	1,191	(3,429)

COMPREHENSIVE INCOME	$6,617	$8,406	$4,631

EARNINGS PER SHARE:
Basic	$0.46	$0.55	$0.62
Diluted	$0.46	$0.55	$0.62
See accompanying notes.

2007 Annual Report
CONSOLIDATED STATEMENTS
OF STOCKHOLDERS’ EQUITY
(Table Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2007	2006	2005

COMMON STOCK
Balance at beginning of year	$88,366	$84,595	$80,200
Stock option expense	0	23	0
353,826 shares issued from dividend reinvestment in 2007, 339,742 in 2006 and 315,023 in 2005	3,375	3,748	4,395

Balance at end of year	91,741	88,366	84,595

RETAINED EARNINGS
Balance at beginning of year	9,617	10,709	10,958
Net income	5,925	7,215	8,060
Dividends declared:
$.64 cash dividends per share in 2007,
$.64 in 2006 and $.64 in 2005	(8,309)	(8,307)	(8,309)

Balance at end of year	7,233	9,617	10,709

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	(1,345)	(2,536)	893
Change in net unrealized gains (losses) on securities, net of reclassifications	692	1,191	(3,429)

Balance at end of year	(653)	(1,345)	(2,536)

TREASURY STOCK, AT COST
Balance at beginning of year	(20,415)	(16,904)	(13,397)
Purchase of 398,205 shares in 2007, 310,210 in 2006 and 251,274 in 2005	(3,986)	(3,511)	(3,507)

Balance at end of year	(24,401)	(20,415)	(16,904)

TOTAL STOCKHOLDERS’ EQUITY AT END OF YEAR	$73,920	$76,223	$75,864

See accompanying notes.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Table Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,925	$7,215	$8,060
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	570	200	649
Depreciation and amortization	1,042	1,015	1,088
Net amortization of securities	355	882	829
Security gains	(771)	(550)	(290)
Impairment of securities	873	0	0
Federal Home Loan Bank dividends	0	(240)	(197)
Stock based compensation	0	23	0
Increase in bank owned life insurance	(65)	(19)	(26)
Net change in other assets and liabilities	(1,718)	2,083	327

NET CASH FROM OPERATING ACTIVITIES	6,211	10,609	10,440

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and repayments of securities available for sale	42,497	48,489	57,668
Proceeds from sales of securities available for sale	10,865	18,262	19,657
Proceeds from sales of other real estate owned	0	24	162
Purchase of securities available for sale	(17,107)	(61,565)	(65,546)
Loan originations and payments, net	(6,623)	3,234	(27,238)
Additions to premises and equipment	(673)	(505)	(479)
Purchase of bank owned life insurance	(10,000)	0	0

NET CASH FROM INVESTING ACTIVITIES	18,959	7,939	(15,776)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	(26,319)	(11,053)	8,576
Net change in short-term borrowings	(3,618)	829	5,240
Proceeds from Federal Home Loan Bank borrowings and other debt	20,000	10,000	7,294
Repayment of Federal Home Loan Bank borrowings and other debt	(9,146)	(7,906)	(10,280)
Repurchase of common stock	(3,986)	(3,511)	(3,507)
Cash dividends paid	(8,409)	(8,231)	(8,338)
Proceeds from dividend reinvestment	3,375	3,748	4,395

NET CASH FROM FINANCING ACTIVITIES	(28,103)	(16,124)	3,380

NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,933)	2,424	(1,956)

Beginning cash and cash equivalents	34,038	31,614	33,570

Ending cash and cash equivalents	$31,105	$34,038	$31,614

Supplemental cash flow information:
Interest paid	$21,910	$19,705	$15,017
Income taxes paid	1,220	2,175	3,030

Supplemental noncash disclosures:
Investment in Ohio Equity Fund with issuance of note payable	$0	$0	$1,000
Transfer of loans to other real estate	$0	$26	$70
See accompanying notes.

2007 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
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
Estimates:
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allowance for loan losses, fair values of financial instruments, and judgements about other-than-temporary impairment of securities are particularly subject to change. Actual results could differ from those estimates.
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
     Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time, extent and reasons that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     A loan is considered impaired when, based on the current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans over $25 thousand by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.
Foreclosed Assets:
     Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.
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
Bank Owned Life Insurance:
     The Company has purchased life insurance policies on certain key officers. Upon adoption of EITF 06-5, which is discussed further below, Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Prior to adoption of EITF 06-5, the Company recorded owned life insurance at its cash surrender value. In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance — Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This Issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the Issue requires disclosure when there are contractual restrictions on the Company’s ability to surrender a policy. The adoption of EITF 06-5 on January 1, 2007, had no impact on the Company’s financial condition or results of operations.
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
     Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ended December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.
     The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation, for the year ended December 31, 2005:

2005
Net income as reported	$8,060
Deduct: Stock-based compensation expense determined under fair value based method	(27)

Pro forma net income	$8,033

Basic earnings per share as reported	$0.62
Pro forma basic earnings per share	$0.62
Diluted earnings per share as reported	$0.62
Pro forma diluted earnings per share	$0.62
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

2007 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements.
     The Company recognizes interest and/or penalties related to income tax matters in income tax expense.
Earnings Per Share:
     Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements.
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
     In the ordinary course of business, Farmers National Bank was named a defendant in a lawsuit filed in September 2005. The plaintiff in the lawsuit alleges that Farmers National Bank is indebted to the plaintiff for withdrawals from the plaintiff’s account by the plaintiff’s former agent, which the plaintiff claims were unauthorized. The plaintiff was seeking damages in excess of $423,000. During January 2008, the plaintiff dismissed the case without prejudice.
Dividend Restriction:
     Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders.
Restrictions on Cash:
     Cash on hand or on deposit with the Federal Reserve Bank of $4.826 million and $4.633 million was required to meet regulatory reserve and clearing requirements at year end 2007 and 2006. These balances do not earn interest.
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
Operating Segments:
     While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one, as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.
Reclassifications:
     Certain items in the prior year financial statements were reclassified to conform to the current presentation.
Adoption of New Accounting Standards:
     In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS No. 155), which permits fair value remeasurement for hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation. Additionally, SFAS No. 155 clarifies the accounting guidance for beneficial interests in securitizations. Under SFAS No. 155, all beneficial interests in a securitization will require an assessment in accordance with SFAS No. 133 to determine if an embedded derivative exists within the instrument. In January 2007, the FASB issued Derivatives Implementation Group Issue B40, Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets (DIG Issue B40). DIG Issue B40 provides an exemption from the embedded derivative test of paragraph 13(b) of SFAS No. 133 for instruments that would otherwise require bifurcation if the test is met solely because of a prepayment feature included within the securitized interest and prepayment is not controlled by the security holder. SFAS No. 155 and DIG Issue B40 are effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 155 and DIG Issue B40 did not have a material impact on the Company’s consolidated financial position or results of operations.
Effect of Newly Issued But Not Yet Effective
Accounting Standards:
     In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The impact of adoption was not material.
     In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
     In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue is effective for the Corporation on January 1, 2008. There will be no impact on the Company’s financial statements as a result of adoption of this issue.
     On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value through Earnings (“SAB 109”). Previously, SAB 105, Application of Accounting Principles to Loan Commitments, stated that in measuring the fair value of a derivative loan commitment, a company should not incorporate the expected net future cash flows related to the associated servicing of the loan. SAB 109 supersedes SAB 105 and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in measuring fair value for all written loan commitments that are accounted for at fair value through earnings. SAB 105 also indicated that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment, and SAB 109 retains that view. SAB 109 is effective for derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect the impact of this standard to be material.
NOTE B — SECURITIES AVAILABLE FOR SALE
     The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
		Unrealized	Unrealized
	Fair Value	Gains	Losses

2007
U.S. Treasury and U.S. Government sponsored enterprises	$56,876	$352	$(88)
Mortgage-backed securities	88,825	106	(1,249)
Obligations of states and political subdivisions	71,395	303	(451)

Total debt securities	217,096	761	(1,788)
Equity securities	3,055	66	(44)

TOTALS	$220,151	$827	$(1,832)

		Gross	Gross
		Unrealized	Unrealized
	Fair Value	Gains	Losses

2006
U.S. Treasury and U.S. Government sponsored enterprises	$75,931	$105	$(843)
Corporate debt securities	1,000	0	(1)
Mortgage-backed securities	102,586	72	(2,610)
Obligations of states and political subdivisions	68,967	296	(345)

Total debt securities	248,484	473	(3,799)
Equity securities	7,315	1,257	0

TOTALS	$255,799	$1,730	$(3,799)

	2007	2006	2005

Sales of available for sale securities were as follows:
Proceeds	$10,865	$18,262	$19,657
Gross gains	771	550	290
     During 2007, the Company concluded that the Fannie Mae Series F preferred stock held in the Securities portfolio was other-than-temporarily impaired. The impairment charge against income was $873 thousand and the related tax benefit was $297 thousand.
     The fair value of debt securities available for sale by contractual maturities at December 31, 2007 are summarized below. Mortgage-backed securities are not due at a single maturity date and are shown separately.

Available for sale - Debt securities	FAIR VALUE
Due in 1 year or less	$31,632
Due after one year through five years	35,364
Due after five years through ten years	24,771
Due after ten years	36,504
Mortgage-backed securities	88,825

TOTALS	$217,096

     Certain of the Bank’s investments in obligations of states and political subdivisions contain call provisions that would allow the issuer to repay the obligation before the stated maturity.
     Securities with a carrying amount of $101 million at December 31, 2007 and $99 million at December 31, 2006 were pledged to secure public deposits in accordance with federal and state requirements.
     At year end 2007, significant holdings of securities issued by the U.S. Treasury and U.S. Government sponsored enterprises included $24.5 million of unsecured debentures issued by the FHLB, $21.3 million of debentures issued by the Federal National Mortgage Association (FNMA or Fannie Mae), and $9.3 million of debentures issued by the Federal Home Loan Mortgage Corp (FHLMC or Freddie Mac).
     At year end 2006, significant holdings of securities issued by the U.S. Treasury and U.S. Government sponsored enterprises included $38.6 million of unsecured debentures issued by the FHLB, $21.5 million of debentures issued by the Federal National Mortgage Association (FNMA or Fannie Mae), and $12.5 million of debentures issued by the Federal Home Loan Mortgage Corp (FHLMC or Freddie Mac).
     All of the Company’s holdings of mortgage-backed securities at year end 2007 and 2006 were issued by U.S. Government sponsored enterprises.
     In each year, there were no holdings of any other issuer that exceeded 10% of shareholders’ equity.
     Securities with unrealized losses at year-end 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:
2007

	Less than 12 Months		12 Months or More		Total
Description of	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Securities	Value	Loss	Value	Loss	Value	Loss

U.S. Treasury and U.S. Government sponsored enterprises	$3,222	$(7)	$24,372	$(81)	$27,594	$(88)
Mortgage-backed securities	9,585	(67)	62,874	(1,182)	72,459	(1,249)
Obligations of states and political subdivisions	20,423	(181)	19,186	(270)	39,609	(451)
Equity securities	133	(38)	6	(6)	139	(44)

Total temporarily impaired	$33,363	$(293)	$106,438	$(1,539)	$139,801	$(1,832)

2007 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
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
     Unrealized losses on debt securities issued by the U.S. Treasury, U.S. Government agencies, or U.S. Government sponsored enterprises have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold these securities for the foreseeable future and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date. Unrealized losses on mortgage-backed securities have not been recognized into income because timely repayment of principal and interest is guaranteed by their highly rated issuers and because management has the intent and ability to hold these securities for the forseeable future. The fair value of these securities is expected to recover as principal payments are received.
NOTE C — LOANS
Loans at year end were as follows:

	2007	2006

Residential Real Estate	$170,006	$169,937
Commercial Real Estate	193,187	181,128
Consumer	105,069	116,425
Commercial	45,844	40,698

Subtotal	514,106	508,188
Allowance for loan losses	(5,459)	(5,594)

NET LOANS	$508,647	$502,594

Activity in the allowance for loan losses was as follows:

	2007	2006	2005

Balance at beginning of year	$5,594	$5,860	$6,144
Provision for loan losses	570	200	649
Recoveries	407	593	826
Loans charged off	(1,112)	(1,059)	(1,759)

Balance at end of year	$5,459	$5,594	$5,860

Individually impaired loans were as follows:

2007
Year-end loans with no allocated allowance for loan losses	$141
Year-end loans with allocated allowance for loan losses	834

$975

Amount of the allowance for loan losses allocated	$834
     At year end 2006, loans individually identified as impaired and the amount of allowance for loan losses allocated for these loans were immaterial.
     The average of individually impaired loans during the year was $1.33 million and immaterial for years 2006 and 2005.
     Nonperforming loans were as follows:

	2007	2006

Loans past due over 90 days still on accrual	$334	$437
Nonaccrual loans	2,027	1,285
     Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
     Certain directors, executive officers and associates of such persons were loan customers during 2007. A summary of related party loan activity is as follows:

Total loans at December 31, 2006	$7,494
New loans	815
Repayments	(2,233)

Total loans at December 31, 2007	$6,076

NOTE D — PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2007	2006

Land	$2,747	$2,747
Premises	15,531	15,437
Equipment	9,313	8,734
Leasehold Improvements	198	198

	27,789	27,116
Less accumulated depreciation	(13,273)	(12,372)

NET BOOK VALUE	$14,516	$14,744

     Depreciation expense was $901 thousand for the year ended December 31, 2007, $904 thousand for 2006 and $991 thousand for 2005.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     The Bank leases a branch location under a noncancelable operating lease extending to 2014. Rental expense charged to operations totaled $61 thousand for 2007 and $62 thousand for 2006 and 2005. In addition to rental expense, under the lease, common area maintenance is paid and the amount can fluctuate according to the costs incurred.
     Following is a summary of future minimum rental payments under the lease:

2008	$54
2009	55
2010	61
2011	61
2012	61
Thereafter	110

TOTAL	$402

NOTE E — INTEREST-BEARING DEPOSITS
     Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2007:

2008	$219,360
2009	37,479
2010	10,348
2011	3,697
2012	1,474
Thereafter	2,128

TOTAL	$274,486

     Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities:

	2007	2006

Three months or less	$30,322	$37,944
Three to six months	18,370	24,174
Six to twelve months	30,744	14,579
Over twelve months	11,231	10,406

TOTAL	$90,667	$87,103

Following is a summary of year-end interest-bearing deposits:

	2007	2006

Demand	$96,744	$97,696
Money Market	92,685	103,367
Savings	67,939	72,335
Certificates of Deposit	274,486	280,346

TOTAL	$531,854	$553,744

NOTE F — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE
     Securities sold under repurchase agreements are secured by the Bank’s holdings of debt securites issued by U.S. Government Agencies and U.S. Government sponsored enterprises with a carrying amount of $79.1 million and $75.3 million at year-end 2007 and 2006.
     Repurchase agreements are financing arrangements that mature within 89 days. Under the agreements, customers agree to maintain funds on deposit with the Bank and in return acquire an interest in a pool of securities pledged as collateral against the funds. The securities are held in a segregated safekeeping account at the Federal Reserve Bank. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2007	2006	2005

Average balance during the year	$77,770	$77,377	$77,677
Average interest rate during the year	3.63%	3.33%	2.33%
Maximum month end balance during the year	$90,643	$85,929	$85,902
Average year end interest rate	3.48%	3.53%	2.66%
NOTE G — FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS
     Short-term borrowings:
     The Bank has a short-term U.S. Treasury interest-bearing demand note with a balance of $917 thousand at December 31, 2007 and $853 thousand at December 31, 2006. The demand note carried an interest rate of 3.59% at December 31, 2007 and 5.04% at December 31, 2006.
     The Bank has access to lines of credit amounting to $21 million at three major domestic banks that are below prime rate. These lines and terms are periodically reviewed by the banks and are generally subject to withdrawal at their discretion. At December 31, 2007, the Bank had no borrowings from these lines.
     Long-term borrowings:
     At year end, long-term advances from the Federal Home Loan Bank were as follows:

	2007		2006
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Fixed-rate interest only advances, at rates from 4.66% to 5.00%	$16,400	4.89%	$22,475	5.06%
Fixed-rate constant payment advances, at rates from 2.07% to 7.05%	15,711	4.71%	13,737	3.95%
Convertible and putable fixed-rate advances, at rates from 4.32% to 4.90%	20,000	4.64%	5,000	4.32%

Total advances	$52,111	4.74%	$41,212	4.60%

2007 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     At year end 2007 and 2006, $5 million of the FHLB fixed-rate advances are convertible to a floating rate advance on or after certain specific dates at the option of the FHLB. Should the FHLB elect to convert, the Bank has the right to prepay any or all of the borrowing at the time of conversion and on any interest payment due date, thereafter, without penalty.
     At year end 2007 and 2006, $15 million and $0 of the FHLB fixed-rate advances are putable on or after certain specific dates at the option of the FHLB. Should the FHLB elect the put, the Bank is required to pay the advance off on that date without penalty.
     Federal Home Loan Bank advances are secured by a blanket pledge of residential mortgage loans totaling $70.3 million and $69.1 million at year end 2007 and 2006. Based on this collateral and the Company’s holdings of FHLB stock, the Bank is eligible to borrow up to $60.8 million at year end 2007. Each advance is subject to a prepayment penalty if paid prior to its maturity date. Scheduled repayments of long-term FHLB advances are as follows:

Maturing in:
2008	$11,196
2009	3,475
2010	11,453
2011	6,229
2012	2,322
Later years	17,436

TOTAL	$52,111

     The Bank has notes payable secured by real estate totaling $344 thousand in 2007 and $389 thousand in 2006. These notes carried a fixed interest rate of 7.50%. Scheduled repayments of notes payable are as follows:

Maturing in:
2008	$48
2009	52
2010	56
2011	60
2012	64
Later years	64

TOTAL	$344

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
     The contractual amount of financial instruments with off-balance-sheet risk at year end were as follows:

	2007		2006
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate

Commitments to make loans	$4,586	$10,154	$3,612	$12,623
Unused lines of credit	$36,291	$15,071	$25,796	$19,958
     Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 5.50% to 8.75% and maturities ranging from 9 months to 30 years.
     Standby letters of credit are considered financial guarantees under FASB Interpretation 45. The standby letters of credit have a contractual value of $1.376 million in 2007 and $1.186 million in 2006. The carrying amount of these items on the balance sheet is not material.
NOTE I—STOCK OPTIONS
     The Company’s Stock Option Plan, which is shareholder-approved, permits the grant of share options to its directors, officers and employees for up to 375,000 shares of common stock. Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards have vesting periods of 5 years and have 10-year contractual terms. All options outstanding were granted in 2001 and became fully vested in 2006. Option exercises are expected to be satisfied with either newly issued shares or treasury shares. The fair value of the Company’s stock at December 31, 2007 is less than the fair value option exercise price, therefore the outstanding and exercisable options had no intrinsic value.
     A summary of the activity in the plan for 2007 is as follows:

		Weighted	Weighted
		Average	Average
		Exercise	Remaining
	Shares	Price	Contractual Life

Outstanding at beginning of year	48,000	$11
Granted	0
Exercised	0
Forfeited or expired	(1,500)	11

Outstanding at end of year	46,500	$11	3.9

Exercisable at end of year	46,500	$11	3.9

     As of December 31, 2007, there was no unrecognized compensation cost related to stock options granted under the Plan.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE J — REGULATORY MATTERS
     The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). In 2007, the Bank received approval from the Comptroller of the Currency to distribute $10 million to the Corporation, which exceeded the amount otherwise available for distribution by $8.5 million. The Bank’s 2007 earnings subsequent to this distribution totaled $1.4 million. In 2008, the Bank could, without prior approval, distribute this amount, plus any net profits retained to the date of the dividend declaration.
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
     Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2007 and 2006, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
     The following table reflects various measures of capital at year-end:

				Requirement		To be Well Capitalized
				For Capital		Under Prompt Corrective
		Actual		Adequacy Purposes:		Action Provisions:
		Amount	Ratio	Amount	Ratio	Amount	Ratio

2007
Total Capital to risk weighted assets	Consolidated	$80,042	14.95%	$42,820	8.00%	N/A	N/A
	Bank	$72,463	13.55%	$42,785	8.00%	$53,484	10.00%
Tier I Capital to risk weighted assets	Consolidated	$74,573	13.93%	$21,410	4.00%	N/A	N/A
	Bank	$67,003	12.53%	$21,394	4.00%	$32,091	6.00%
Tier I Capital to average assets	Consolidated	$74,573	9.20%	$32,432	4.00%	N/A	N/A
	Bank	$67,003	8.28%	$32,373	4.00%	$40,467	5.00%

2006
Total Capital to risk weighted assets	Consolidated	$83,631	15.84%	$42,227	8.00%	N/A	N/A
	Bank	$81,333	15.42%	$42,193	8.00%	$52,742	10.00%
Tier I Capital to risk weighted assets	Consolidated	$77,472	14.68%	$21,114	4.00%	N/A	N/A
	Bank	$75,259	14.27%	$21,097	4.00%	$31,645	6.00%
Tier I Capital to average assets	Consolidated	$77,472	9.51%	$32,599	4.00%	N/A	N/A
	Bank	$75,259	9.25%	$32,533	4.00%	$40,667	5.00%
NOTE K — EMPLOYEE BENEFIT PLANS
     The Bank has a qualified 401(k) deferred compensation Retirement Savings Plan. All employees of the Bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the Plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation pursuant to section 401(k) of the Internal Revenue Code. The Bank matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the Bank may make an additional profit sharing contribution to the Plan. Total expense was $194 thousand, $276 thousand and $290 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.
     The Corporation maintains a deferred compensation plan for certain existing employees and retirees. Expense under the plan was $29 thousand, $33 thousand and $77 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. The liability under the Plan at December 31, 2007 and 2006 was $427 thousand and $454 thousand, respectively.
     The Corporation also has a postretirement benefit plan covering individuals retired from the Corporation that have met certain service and age requirements and certain other active employees that have met similar service requirements. The postretirement health care plan includes a limit on the Corporation’s share of costs for recent and future retirees. Expense under this plan for 2007, 2006, and 2005 was not material. The accrued postretirement benefit liability under this plan is also not material. Due to the immateriality of the plan, the disclosures required under U.S. generally accepted accounting principles have been omitted.

2007 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE L — INCOME TAXES
     The provision for income taxes (credit) consists of the following:

	2007	2006	2005

Current expense	$1,389	$1,778	$2,790
Deferred expense	(213)	221	(80)

TOTALS	$1,176	$1,999	$2,710

     Following is a reconciliation between income taxes at statutory rates and actual taxes based on income before income taxes:

	2007		2006		2005
		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Statutory tax	$2,485	35.0%	$3,225	35.0%	$3,770	35.0%
Effect of nontaxable interest	(1,039)	-14.6%	(968)	-10.5%	(851)	-7.9%
Bank owned life insurance, net	(8)	-0.1%	8	0.1%	6	0.1%
Other	(262)	-3.7%	(266)	-2.9%	(215)	-2.0%

ACTUAL TAX	$1,176	16.6%	$1,999	21.7%	$2,710	25.2%

Deferred tax assets (liabilities) are comprised of the following:

	2007	2006

Deferred tax assets:
Allowance for credit losses	$1,911	$1,958
Net unrealized loss on securities available for sale	352	724
Security valuation	796	785
Deferred compensation	242	255
Deferred loan fees and costs	433	319
Capital loss carryover	247	149
Post-retirement benefits	140	117
Other	85	78

Gross deferred tax assets	$4,206	$4,385

Deferred tax liabilities:
Depreciation	$(578)	$(673)
Federal Home Loan Bank dividends	(674)	(674)
Prepaid expenditures	(140)	(114)
Other	(161)	(112)

Gross deferred tax liabilities	(1,553)	(1,573)

NET DEFERRED TAX ASSET	$2,653	$2,812

     No valuation allowance for deferred tax assets was recorded at December 31, 2007 and 2006. Income taxes applicable to realized investment securities gains in 2007, 2006 and 2005 were $270 thousand, $192 thousand and $101 thousand, respectively. The capital loss carryover of $706 thousand, which can be used to offset future capital gain income, expires as follows: $155 thousand by December 31, 2010, $271 thousand by December 31, 2011 and $280 thousand by December 31, 2012.
     The adoption of FIN 48 at January 1, 2007 had no impact on the Corporation’s financial statements. At January 1, 2007 and December 31, 2007, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.
     The Corporation is subject to U.S. federal income tax. The Corporation is no longer subject to examination by the federal taxing authority for years prior to 2004. The tax years 2004 — 2006 remain open to examination by the U.S. taxing authority.
NOTE M — DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
     The following methods and assumptions were used to estimate the fair value of each class of financial instruments at December 31, 2007 and 2006:
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

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     The estimated fair values of the company’s financial instruments at year end were as follows:

	2007		2006
	CARRYING	FAIR	CARRYING	FAIR
	AMOUNT	VALUE	AMOUNT	VALUE

Financial assets:
Cash and cash equivalents	$31,105	$31,105	$34,038	$34,038
Securities available for sale	220,151	220,151	255,799	255,799
Loans — Net	508,647	507,290	502,594	496,708
Accrued interest receivable	3,765	3,765	4,050	4,050

Financial liabilities:
Deposits	$593,429	$594,461	$619,747	$618,168
Short-term borrowings	74,174	74,174	77,793	77,793
Long-term borrowings	52,455	52,804	41,601	40,929
Accrued interest payable	1,557	1,557	1,574	1,574
NOTE N — EARNINGS PER SHARE
     The factors used in the earnings per share computation follow:

	2007	2006	2005

Basic EPS
Net income	$5,925	$7,215	$8,060

Weighted average shares outstanding	13,004,593	13,006,042	13,004,739

Basic earnings per share	$.46	$.55	$.62

Diluted EPS
Net income	$$5,925	$7,215	$8,060

Weighted average shares outstanding for basic earnings per share	13,004,593	13,006,042	13,004,739
Effect of Stock Options	0	518	10,635

Weighted average shares for diluted earnings per share	13,004,593	13,006,560	13,015,374

Diluted earnings per share	$.46	$.55	$.62

     Stock options for 46,500 shares of common stock were not considered in the computing diluted earnings per share for 2007 because they were antidilutive.
NOTE O — OTHER COMPREHENSIVE INCOME (LOSS)
     Other comprehensive income (loss) components and related tax effects were as follows:

	2007	2006	2005

Net unrealized holding gains (losses) on available for sale securities	$962	$2,383	$(4,985)

Reclassification adjustment for (gains) losses realized in income	102	(550)	(291)

Net unrealized gains (losses)	$1,064	$1,833	$(5,276)
Tax effect	(372)	(642)	1,847

Net-of-tax amount	$692	$1,191	$(3,429)

2007 Annual Report
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE P — QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended 2007	March 31	June 30	September 30	December 31

Total interest income	$11,071	$11,332	$11,543	$11,592
Total interest expense	5,354	5,358	5,548	5,633

Net interest income	5,717	5,974	5,995	5,959
Provision for loan losses	60	55	70	385
Other income	1,597	1,140	1,155	516
Other expense	5,118	5,171	5,015	5,078

Income before income taxes	2,136	1,888	2,065	1,012
Income taxes	327	368	432	49

Net income	$1,809	$1,520	$1,633	$963

Earnings per share — basic and diluted	$0.14	$0.12	$0.13	$0.07

Quarter Ended 2006	March 31	June 30	September 30	December 31

Total interest income	$10,636	$11,026	$11,171	$11,265
Total interest expense	4,482	4,987	5,255	5,475

Net interest income	6,154	6,039	5,916	5,790
Provision for loan losses	110	60	30	0
Other income	1,293	1,331	1,336	1,173
Other expense	4,763	4,889	5,017	4,949

Income before income taxes	2,574	2,421	2,205	2,014
Income taxes	612	533	454	400

Net income	$1,962	$1,888	$1,751	$1,614

Earnings per share — basic and diluted	$0.15	$0.15	$0.13	$0.12
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

	Dec. 31, 2007	Dec. 31, 2006

BALANCE SHEETS
Assets:
Cash	$6,796	$1,553
Investment in bank subsidiary	66,337	73,886
Securities available for sale	1,130	1,291
Other	47	38

TOTAL ASSETS	$74,310	$76,768

Liabilities:
Dividends payable	$345	$445
Other accounts payable	45	100

TOTAL LIABILITIES	390	545

Stockholders’ equity:
Common stock	91,741	88,366
Retained earnings	7,233	9,617
Accumulated other comprehensive income (loss)	(653)	(1,345)
Treasury stock, at cost; 1,892,730 shares in 2007 and 1,494,525 shares in 2006	(24,401)	(20,415)

TOTAL STOCKHOLDERS’ EQUITY	73,920	76,223

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$74,310	$76,768

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
STATEMENTS OF INCOME

Years ended December 31,	2007	2006	2005

Income:
Dividends from subsidiary bank	$14,339	$8,677	$5,423
Interest and dividends on securities	68	64	59
Security gains	9	33	68

TOTAL INCOME	14,416	8,774	5,550

Other expenses	(172)	(190)	(190)

Income before income tax benefit and undistributed subsidiary income	14,244	8,584	5,360
Income tax benefit	32	32	21
Equity in undistributed net income of subsidiary (dividends in excess of net income)	(8,351)	(1,401)	2,679

NET INCOME	$5,925	$7,215	$8,060

STATEMENTS OF CASH FLOWS

Years ended December 31,	2007	2006	2005

Cash flows from operating activities:
Net income	$5,925	$7,215	$8,060
Adjustments to reconcile net income to net cash provided by operating activities:
Security gains	(9)	(33)	(68)
Dividends in excess of net income (Equity in undistributed net income of subsidiary)	8,351	1,401	(2,679)
Other	(44)	(52)	(6)

NET CASH FROM OPERATING ACTIVITIES	14,223	8,531	5,307

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	1,600	1,600	3,400
Proceeds from sales of securities available for sale	9	77	108
Purchases of securities available for sale	(1,569)	(1,570)	(2,472)

NET CASH FROM INVESTING ACTIVITIES	40	107	1,036

Cash flows from financing activities:
Purchase of treasury stock	(3,986)	(3,511)	(3,507)
Dividends paid	(8,409)	(8,231)	(8,338)
Proceeds from dividend reinvestment	3,375	3,748	4,395

NET CASH FROM FINANCING ACTIVITIES	(9,020)	(7,994)	(7,450)

NET CHANGE IN CASH AND CASH EQUIVALENTS	5,243	644	(1,107)

Beginning cash and cash equivalents	1,553	909	2,016

Ending cash and cash equivalents	$6,796	$1,553	$909

2007 Annual Report
Board Of Directors
From left to right: Frank L. Paden, Joseph D. Lane,
Ronald V. Wertz, Earl R. Scott, Anne Frederick Crawford,
Benjamin R. Brown, Ralph D. Macali, James R. Fisher
Farmers National Banc Corp. Officers
Frank L. Paden, President & Secretary
Carl D. Culp, Executive Vice President & Treasurer
Donald F. Lukas, Senior Vice President
Farmers National Bank Officers
Frank L. Paden, President & CEO
Carl D. Culp, Executive Vice President, Cashier & CFO
Donald F. Lukas, Senior Vice President Bank Systems
Mark L. Graham, Senior Vice President and Senior Loan Officer
Bradley S. Henderson, Vice President Branch Adm. & Security
Anthony F. Peluso, Vice President Human Resources
Barbara C. Fisher, Vice President Deposit Operations & Marketing
Daniel G. Cerroni, Vice President Canfield Loans
Joseph E. Chapman, Vice President Niles Collections
Kevin J. Helmick, Vice President Investment Services
Frederick M. Kotheimer, Vice President Loan Review
Kevin T. Lamar, Vice President Niles
Alfred F. Ridel, Vice President Consumer Loans
James G. Swift, Vice President Niles Operations Center
Susan E. Better, Assistant Vice President Corporate Services Administration
Raymond Calcagni, Assistant Vice President Commercial Loans
Gregory Ensley, Assistant Vice President Canfield Loans
Keith A. Leonard, Assistant Vice President Canfield Loans
Richard R. Lytle, Assistant Vice President Youngstown Rd.
Mary Jane Naples, Assistant Vice President Niles Operations Center
Jon Schmied, Assistant Vice President Canfield Loans
Thomas Supko, Assistant Vice President Compliance and CRA
Phyllis A. Welton, Assistant Vice President Niles Operations Center
Joseph W. Sabat, Controller
Clare Baldwin, Assistant Cashier Cornersburg
Pamela J. Cleghorn, Assistant Cashier Canfield
Janine M. Cox, Assistant Cashier Credit Administration
Daniel A. Cvercko, Assistant Cashier Investment Services
Charlene K. Daugherty, Assistant Cashier Human Resources
David E. Enterline, Assistant Cashier Network Administrator
Rhonda R. Frantz, Assistant Cashier Electronic Banking
Merle C. Garritano, Assistant Cashier Canfield Loans
Geraldine J. Gbur Polas, Assistant Cashier Columbiana
Lynnita J. Himes, Assistant Cashier Western Reserve
Diane C. King, Assistant Cashier Canfield Loans
Rob Leonard, Assistant Cashier Indirect Loans
Jennifer McCon, Assistant Cashier Lake Milton
Joanie F. Orr, Assistant Cashier Accounting
Ernest A. Ramsey, Assistant Cashier Business Client Services
Linda Robertson, Assistant Cashier Mineral Ridge
Carl Romeo, Assistant Cashier Salem
Patricia C. Rosko, Assistant Cashier Austintown
Jennifer L. Scharf, Assistant Cashier Credit Department
Barbara J. Sitler, Assistant Cashier Canfield Main
Deborah N. Testa, Assistant Cashier Eastwood
Dennis S. Vitt, Assistant Cashier Poland

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
Branch Locations
Website-www.fnbcanfield.com

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

2007 Annual Report
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

Embracing the FUTURE for 120 years
How do you embrace the future?
First, by spending more time moving forward than you do looking back.
More specifically, by possessing an attitude that is open to needed change, especially in the form of new business practices and advanced technologies.
The essential reason that Farmers National Bank is in a position to celebrate its 120th Anniversary is due to our historical willingness to adapt. So, in 2007, we determined that the best way to honor our history was to focus on pursuing initiatives that will meet the evolving needs of our customers.
The cover of this annual report makes clear the changes in our main buildings over the years. The more significant changes are those that have and are taking place inside your company, changes designed to help us meet the expectations of shareholders for generations to come.
FARMERS NATIONAL BANC CORP.
20 SOUTH BROAD STREET
P.O. BOX 555
CANFIELD, OHIO 44406