Form 10-K, Exhibit 13
period 2008-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2009-03-16
CIK 709337

ROCK SOLID SAFE HARBOR

2008

Annual Report

FARMERS NATIONAL BANC CORP.

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
CORE VALUES/ BELIEFS
Integrity
Respect
Diligence
Stewardship
Commitment
Relationships
MISSION STATEMENT
“Our organization will strive to be the premier financial partner providing the best products and services to achieve innovative solutions for customers, associates, shareholders and the community.
We will do so with integrity, respect and commitment to quality.”

Exhibit 13
2008 Annual Report
TABLE OF CONTENTS

Financial Highlights	1
Letters To Our Shareholders	2-5
Investor Information	6
Selected Financial Data	7-8
Management’s Discussion & Analysis	9-17
Report Of Independent Auditors	19
Consolidated Financial Statements & Notes	20-36
Annual Meeting Notice
The annual meeting of Shareholders will be held at Kenneth F. McMahon Hall at the Mill Creek MetroParks Experimental & Educational Building at
7574 Columbiana-Canfield Rd., Canfield, OH 44406, at 3:30 p.m. local time, on Thursday, April 23, 2009.
FINANCIAL HIGHLIGHTS
(Dollar Amounts in Thousands Except for Per Share Data)

For the Year	2008	2007	2006

Net Income	$5,665	$5,925	$7,215
Return on Average Assets	0.67%	0.74%	0.88%
Return on Average Equity	7.67%	7.95%	9.60%

Per Share
Net Income (Basic)	$0.43	$0.46	$0.55
Net Income (Diluted)	0.43	0.46	0.55
Book Value	5.83	5.67	5.83

Balances at Year-End
Total Assets	$880,370	$798,236	$821,584
Earning Assets	829,173	745,482	778,719
Total Deposits	648,010	593,428	619,747
Net Loans	546,452	508,647	502,594
Total Stockholders’ Equity	77,102	73,920	76,223
Cash Dividends	6,802	8,309	8,307

Common Shares Outstanding	13,230	13,028	13,073

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY

Frank L. Paden
President & CEO
To Our Shareholders,
On behalf of your Board of Directors, it is my distinct pleasure to present our Annual Report to Shareholders for 2008. Your Corporation’s culture of fiscal conservatism, balanced by a willingness to capture credible market opportunities, made this year one in which we stood out relative to many in our industry.
As has been well documented, this past year marked the most stressful year in financial markets since the Great Depression. Given your Company’s largely contrasting performance, it is appropriate that “Rock Solid . . Safe Harbor” is the theme of this year’s Annual Report to Shareholders.
Certainly the economic news being reported is distressing. The news media states that banks are not willing to loan money and borrowers cannot obtain loans. Yet, our results in 2008 tell a different story. Farmers National continues to show the willingness to make loans to qualified borrowers.
Many businesses are experiencing severe pressure on profit-ability, minimal growth and deteriorating trends in overall asset quality. Obviously, we can’t hide from these problems, but our balance sheet structure, our strong capital levels and liquidity, along with a prudent risk based management system gives us the tools and the strength to weather these difficult times. Since our founding in 1887, we have seen that every market condition contains opportunities as well as challenges.
Farmers National Banc Corp. continues to build on its corporate mission, striving to be the premier financial partner providing the best products and services to achieve innovative solutions for customers, associates, shareholders and the community. Every employee is challenged to execute this mission statement and practice our core values/beliefs of integrity, respect, diligence, stewardship, commitment and relationships.
We undertook a number of initiatives during 2008 that will enhance our Company’s ability to grow and expand:
•	Increase market share with the introduction of new loan and deposit products with a proactive sales and marketing plan;
•	Develop a corporate wide sales culture within the company at every level;
•	Improve our efficiency by getting more done with less resources and seeking more ways to take advantage of technology;
•	Leverage our human capital resources to elevate to a new level of accountability in our organization;
•	Enhance our brand recognition through a proactive marketing campaign to tell our story.
We made significant changes in 2008 to build a stronger company and sturdier foundation for profitable growth. We retooled various products and services and improved the efficiency of how those products and services are being delivered. We added key people to our branches, to our executive management team and our commercial lending team.
During 2008, our executive management team added Mr. John S. Gulas as our Chief Operating Officer of Farmers National Bank and Farmers National Banc Corp. Mr. Gulas brings years of leadership and management experience to our team and quickly filled this role with a formal plan to integrate the changes to drive the performance of Farmers National Bank to higher levels. Mr. Kevin J. Helmick was appointed our Vice President of Retail with the responsibility to develop and lead a new process to drive our retail growth initiatives throughout the branch network. In addition, Mr. Helmick is instrumental in the development of Farmers National Financial Services, which incorporates our services for financial planning, trust and insurance. Finally, as elevating the role of marketing and communications is integral to our growth goals, Ms. Amber Wallace was recruited to serve as Vice President, Director of Marketing.
Reflecting my earlier comment that difficult market conditions can contain opportunities, we were pleased to announce in early 2009 our purchase of Butler Wick Trust Company. Our Board of Directors and Executive Management team recognized the perhaps once-in-a-generation value opportunity this acquisition represented. This strategic acquisition adds 27 professional associates possessing a special set of skills and knowledge that will be integrated into our community bank model of growth and retention. The transaction fits the long-range strategic plans

2008 Annual Report
for our Corporation and gives us still another product and service to make available for our customers and our communities.
We are confident that the changes we are making will continue to produce improved results and will affirm the strength of our community banking model, which solidly positions your Company to face the industry’s challenges in 2009 and beyond.
I wish to especially thank our retired employees for their service, specifically, a group of former bank officers that retired this past year. Many of our future achievements will be built on their many contributions.
This group served a total of 139 years with our company — Mr. Alfred Ridel, VP of Consumer Loans, Ms. Barbara Fisher, VP of Marketing and Deposit Operations, Mr. Anthony F. Peluso, VP of Human Resources, Mr. Kevin Lamar, VP Commercial Loans and Mr. Dennis Vitt, Asst. Vice President/Branch Manager. I could never fully express my appreciation to what these individuals did for our Company. They truly represented our Company in a professional manner — they are friends, shareholders and supporters of our corporate mission and vision. On behalf of the Board of Directors, our management team and all employees, I wish the best to each of them and their families in the future.
Finally, I wish to thank our Board of Directors, our 275 employees and everyone associated with our organization that has accepted the challenge to change in order to make this Company the premier financial institution throughout our communities we serve. We have a strong foundation and reputation and the right people spreading that message. I am confident in what we can achieve by winning in our markets and growing the value of your investment in Farmers National Banc Corp.
I also want to thank our many customers for giving us the opportunity to provide their financial services and to our shareholders for their continued support.
Sincerely,
Frank L. Paden
President & CEO

John S. Gulas
Chief Operating Officer
To Our Shareholders,
As a native of the Mahoning Valley, it has been my privilege to come back to the Valley to apply my banking and financial institution experience to Farmers National Bank. I’m pleased to say that I joined an excellent organization that is experiencing significant asset and net income growth in extremely challenging times. As the economy and financial industry crisis continue to challenge the nation and the Mahoning Valley, Farmers National Bank remains steadfast in focusing on opportunity and growth. In mid 2008, both the Senior Management Team and Board of Directors separately sequestered themselves off-site to delve into key strategic priorities. Challenging one-another via thought provoking dialogue, six priorities were identified as a focus for 2009. They are:
1. Significantly Increase Market Share.
As Frank suggested above in his report, we had two key focuses in this area for 2008 with organic growth and growth through acquisition. These two focus areas are targeted to allow Farmers to gain 15% of the market share within the next five years. Currently, we own 7.9%, an increase of nearly 2% over the previous year.
We began our organic growth journey by reengineering our entire Retail Bank Operations with the placement of Kevin J. Helmick and the creation of two District Managers, promoted from within, who have enabled us to improve our commitment to quality customer service and expanded relationships resulting in a fourfold improvement in sales. We plan to continue that upward trend as we leverage our community bank and local status, capture market share made accessible by our comparative strength to our competitor’s, enhancements to our fee based businesses and acquire or expand by building new branches in underserved areas or expand to new markets that provide geographic continuity and diversification. Certainly, we also plan to drive growth by providing exceptional customer service. During

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
the last quarter of 2009, Farmers National Bank will introduce the new Customer Service Center. This department will better enable us to identify, address and track inquiries in the most effective manner. Our staff will be armed with advanced technologies to provide customers with customized solutions.
2. Improve Efficiency Ratio.
This ratio is a measure of the expense incurred to generate a dollar of revenue. In 2009, we will leverage what we initiated in late 2008: an improving trend in our efficiency ratio reflecting our commitment to empowering our managers to improve productivity and accountability. The combined efforts of revenue enhancement and expense management have allowed us to improve our efficiency ratio by 7% in 2008 and will provide us the discipline we will need going forward. By providing clearer expectations to our staff and implementation of an Incentive Program aligned with our shareholders and community, we have been able to reduce wasted efforts and resources. By improving our processes in management of our deposit and loan portfolio we have improved our earnings.
3. Develop a Corporate-wide Sales Culture.
Our goal is to embed a service and sales culture in every aspect of the bank. By investing in two District Sales Managers we were able to develop and implement strategies to increase revenues by allowing for training, coaching and accountability. In first quarter of 2009, all branch managers completed a three-week managerial training session to promote high productivity among their associates. The concept of quarterly sales contests and goals was introduced in 2008 and yielded substantial results. Contests motivate employees to utilize their selling techniques, reward top performers and help identify best practices and improved sales fourfold. Service is a key focus in attaining improved sales and in 2008 we re-emphasized our commitment to building relationships and committed ourselves to being good stewards of our customers, shareholders and communities. New standards and measures were introduced and enforced to assure attainment of these commitments with integrity and respect.
4. Attract, Develop and Retain Quality People.
In 2008, we made significant traction in this area. Farmers invested in the Human Resources Information System software product so employees can track critical information regarding their performance evaluations, explanation of benefits and employment history. Additionally, senior management implemented a High Potential Candidate Program in which 12 employees were identified to participate. Based on their exceptional skill sets and work ethic, these individuals were chosen to complete a leadership program; cultivating new leadership is a key marker of successful companies. Additionally, a revised review method has been put in place to evaluate employees’ performance on an annual basis. This system provides a unified method to promote improvements and identify processes for non-performance incidents.
5. Define and Enhance our Brand.
In 2008, we did a deep evaluation of Farmers’ identity and brand. A brand is the position a company holds in the hearts and minds of its customers and prospects. One of the recognizable visual expressions of our brand is our golden wheat stalk, an icon that symbolizes goodness and prosperity, and our strong past and optimism for continued growth. This long-term icon was integrated into our market condition appropriate “Rock Solid” messaging in 2008 with plans to continue using it in 2009. An investment in exterior signage, featuring the wheat icon, was made to make our branches both more visible and more visually uniform. In addition, the wheat is the focal point of the new brand name given to our Wealth Management Division. The name, Farmers National Financial Group, is centered in the middle of the wheat stalk so that the name can be easily associated with Farmers National Bank.
6. Identify and Embrace Technology.
During the first and second quarter of 2009, Farmers will be revamping credit and loan IT structure and in effect upgrading 85% of its existing technology. During the third quarter, we will be implementing a core system conversion to enhance technology designed to improve the customer experience and service. These steps, coming on top of technology initiatives discussed over the last five years, re-position your Bank at the forefront of the industry.
The above demonstrates that we have mapped out a strategic direction for your Bank. We feel that communication will fuel success through alignment of interest with our associates, customers, shareholders and the community. Please be assured that we are also prepared to adapt to market conditions, and respond to evolving customer needs, in order to drive revenues and increase shareholder value.
Sincerely,

John S. Gulas
Chief Operating Officer

2008 Annual Report

Carl D. Culp
Executive Vice President & CFO
To Our Shareholders,
I’m pleased to present this overview of relevant information regarding your Corporation’s financial performance in 2008.
Net income for 2008 was $5.7 million or $0.43 basic and diluted earnings per share compared to $5.9 million, or $0.46 diluted earnings per share in 2007, decreases of 4.39% and 6.52% respectively. The results for 2008 included a pre-tax charge of $2.711 million representing a reclassification and recognition of an other-than-temporary impairment of securities, compared to $873 thousand in impairment charges in 2007.
The net interest margin increased from 3.33% at December 31, 2007 to 3.58% for 2008, or 25 basis points. Total average earning assets increased 3.24% and the yields on those average-earning assets decreased nine basis points from 6.20% in 2007 to 6.11% in 2008. Total interest bearing liabilities increased 5.28%, and the cost on the average interest-bearing liabilities decreased from 3.29% in 2007 to 2.85% in 2008 or 44 basis points. This decrease was the result of depositors investing in short-term time deposits and money market instruments. The increase in net interest margin combined with a higher level of earning assets resulted in a significant improvement in net interest income from the previous year.
Deposits
Average deposits increased 6.3% during the past year, as customers moved funds from the equity markets seeking liquidity and security. The Corporation prices deposit rates to remain competitive within the market to retain customers. The effect of lower short-term interest rates during the year and a shift to short term deposit products by customers resulted in total interest expense decreasing $1.946 million in 2008.
Strategies for 2009 include plans to strategically price rates on time deposit products and money market accounts; increase our total deposit market share; and remain focused on lowering our overall cost of funds.
Loans
Net loans increased 7.43% during 2008. The Corporation continues to build on a strategy developed a few years ago to diversify the loan portfolio and employ a more balanced portfolio management model between commercial, commercial real estate, residential real estate and consumer loans. At year-end, we have approximately 13% of the loan portfolio in commercial loans, 35% in commercial real estate loans, 31% in residential real estate loans and 21% in consumer loans. Most of our growth this year occurred in the commercial and consumer non-real estate loan portfolios, as we focused on increasing our portfolio by building long-term customer relationships.
Asset quality remains a high-priority in our overall business plan as we continue to focus on growth without compromise. During the turbulent economic climate faced by the financial services industry in 2008, our net charge-offs increased by $621 thousand compared to 2007. Two key ratios to monitor asset quality performance are the net charge-offs/average loans and the allowance for loan losses/non-performing loans. At year-end 2008, these ratios were .26% and 104% respectively compared to .14% and 231% in 2007. Management continues to monitor local economic conditions and the impact that it may have on our loan portfolio.
Loan strategies for the upcoming year are to grow balances in our loan portfolios responsibly while maintaining our underwriting standards and carefully pricing new loans in a declining interest rate environment.
Stockholders Equity
Shareholder’s equity increased $3.2 million or 4.3% during 2008. At the end of the year, the Bank is “well capitalized” under regulatory guidelines. In order to preserve capital and create a stronger position for long-term shareholder value, we decreased our quarterly cash dividend to $0.12 per share during the second quarter Total cash dividends declared were $6.8 million in 2008 and $8.3 million in 2007.
Equity strategies for 2009 include: increase earnings and preserve capital to support growth initiatives; and continued evaluation of the current features of our Dividend Reinvestment Plan to determine its impact on the goals and objectives for future capital planning.
It’s my privilege to have served in my current role for the last 11 years, and in total I have been part of the team here at Farmers National Bank for 20 years. I am pleased to say that my confidence in the men and women who lead, manage and staff your Corporation has never been higher. Because of them, and with your support, I believe we can look forward to even better things to come in the future.
Sincerely,

Carl D. Culp
Executive Vice President & CFO

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
Dividend Reinvestment Plan (DRIP): Registered shareholders can purchase additional shares of Farmers’ common stock through Farmers Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends and the safekeeping of stock certificates. To obtain our Plan prospectus, contact Susan Better at the Bank or email exec@fnbcanfield.com.
Direct Deposit of Cash Dividends: The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account. For information regarding this program, please contact the Bank.
Stock Transfer Agent: The Farmers National Bank of Canfield, Attention: Susan Better, AVP, Corporate Services Administration, P.O. Box 555, Canfield, OH 44406
Form 10-K: A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention: Mr. Carl D. Culp, Treasurer Farmers National Banc Corp. 20 South Broad Street, P.O. Box 555 Canfield, OH 44406
Common Stock Listing and Information as to Stock Prices and Dividends: The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB. OB. There are approximately thirteen local and/or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 2008, there were 13,230,462 shares outstanding and 3,816 shareholders of record of common stock.
MARKET AND DIVIDEND SUMMARY

Dividend Date	High	Low	Dividend

March 2007	$10.80	$10.50	$0.16
June 2007	$10.80	$10.49	$0.16
September 2007	$10.85	$8.99	$0.16
December 2007	$9.45	$7.31	$0.16

March 2008	$9.15	$6.84	$0.16
June 2008	$8.45	$7.00	$0.12
September 2008	$7.55	$5.15	$0.12
December 2008	$7.35	$3.55	$0.12
The graph below matches the cumulative five year total return of holders of Farmers National Banc Corp.’s common stock with the cumulative total returns of the NASDAQ Composite index and the NASDAQ Bank index. The graph assumes that the value of the investment in our common stock and in each of the indexes (including reinvestment of dividends) was $100 on 12/31/2003 and tracks it through 12/31/2008.
COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Farmers National Banc Corp., The NASDAQ Composite Index
And The NASDAQ Bank Index

*	$100 invested on 12/31/03 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	12/03	12/04	12/05	12/06	12/07	12/08

Farmers National Banc Corp.	100.00	107.62	89.77	78.73	61.43	30.27
NASDAQ Composite	100.00	110.08	112.88	126.51	138.13	80.47
NASDAQ Bank	100.00	111.11	108.64	123.74	97.71	74.73
The stock price performance included in this graph is not necessarily indicative of future stock price performance.

2008 Annual Report
SELECTED FINANCIAL DATA
(Table Dollar Amounts In Thousands except Per Share Data)

For the Years Ending December 31,	2008	2007	2006	2005	2004

Summary of Earnings
Total Interest Income (including fees on loans)	$46,415	$45,538	$44,098	$42,481	$41,772
Total Interest Expense	19,947	21,893	20,199	15,236	12,772

Net Interest Income	26,468	23,645	23,899	27,245	29,000
Provision for Loan Losses	1,420	570	200	649	915
Noninterest Income (1)	2,617	4,408	5,134	4,386	537
Noninterest Expense	21,013	20,382	19,619	20,212	18,947

Income Before Income Taxes	6,652	7,101	9,214	10,770	9,675
Income Taxes	987	1,176	1,999	2,710	2,494

NET INCOME	$5,665	$5,925	$7,215	$8,060	$7,181

Per Share Data
Basic earnings per share	$0.43	$0.46	$0.55	$0.62	$0.56
Diluted earnings per share	0.43	0.46	0.55	0.62	0.55
Cash Dividends Paid	0.52	0.64	0.64	0.64	0.63
Book Value at Year-End	5.83	5.67	5.83	5.82	6.06

Balances at Year-End
Total Assets	$880,370	$798,236	$821,584	$827,069	$817,839
Earning Assets	829,173	745,482	778,719	776,300	771,513
Total Deposits	648,010	593,428	619,747	630,800	622,224
Short-Term Borrowings	105,435	74,174	77,792	76,963	76,728
Long-Term Borrowings	46,464	52,455	41,602	39,508	37,495
Net Loans	546,452	508,647	502,594	506,054	479,535
Total Stockholders’ Equity	77,102	73,920	76,223	75,864	78,654

Average Balances
Total Assets	$841,630	$804,968	$818,549	$828,180	$811,951
Total Stockholders’ Equity	73,889	74,615	75,143	77,475	79,186

Significant Ratios
Return on Average Assets (ROA)	0.67%	0.74%	0.88%	0.97%	0.88%
Return on Average Equity (ROE)	7.67	7.95	9.60	10.40	9.07
Average Earning Assets/Average Assets	93.68	94.86	94.98	94.59	94.49
Average Equity/ Average Assets	8.78	9.26	9.18	9.35	9.75
Loans/Deposits	85.18	86.63	82.00	81.15	76.26
Allowance for Loan Losses/Total Loans	1.01	1.06	1.10	1.14	1.27
Allowance for Loan Losses/Nonperforming Loans	104.05	231.22	324.85	290.57	461.29
Efficiency Ratio (On tax equivalent basis)	63.02	68.00	65.04	61.54	55.75
Net Interest Margin	3.58	3.33	3.29	3.67	3.94
Dividend Payout Rate	120.07	140.24	115.14	103.08	113.33

(1)	Noninterest income includes a securities impairment charge of $2.711 million, $873 thousand and $3.225 million respectively for the years ended December 31, 2008, 2007 and 2004.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES
(Table Dollar Amounts In Thousands except Per Share Data)

		2008			2007			2006
	AVERAGE			AVERAGE			AVERAGE
Years Ended December 31,	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

EARNING ASSETS
Loans (1)(3)(5)	$515,671	$35,351	6.86%	$508,812	$35,203	6.92%	$508,645	$33,519	6.59%
Taxable securities (2)	183,201	8,063	4.40	168,074	7,017	4.17	186,341	7,423	3.98
Tax-exempt securities (2)(5)	67,666	3,985	5.89	70,413	4,112	5.84	62,525	3,703	5.92
Equity securities (4)(5)	7,414	420	5.66	9,360	664	7.09	11,429	732	6.40
Federal funds sold	14,402	338	2.35	6,970	342	4.91	8,534	431	5.05

Total earning assets	788,354	48,157	6.11	763,629	47,338	6.20	777,474	45,808	5.89

NONEARNING ASSETS

Cash and due from banks	23,089			21,774			23,975
Premises and equipment	14,363			14,630			14,924
Allowance for Loan Losses	(5,433)			(5,597)			(5,845)
Unrealized gains (losses) on securities	(1,089)			(2,264)			(4,090)
Other assets (1)	22,346			12,796			12,111

Total Assets	$841,630			$804,968			$818,549

INTEREST-BEARING LIABILITIES

Time deposits	$286,980	$12,216	4.26%	$270,269	$12,675	4.69%	$279,196	$11,423	4.09%
Savings deposits	186,022	2,964	1.59	166,840	3,334	2.00	167,062	3,271	1.96
Demand deposits	97,401	468	0.48	97,362	547	0.56	110,812	831	0.75
Short term borrowings	80,621	2,047	2.54	80,174	2,957	3.69	78,273	2,621	3.35
Long term borrowings	49,261	2,252	4.57	50,536	2,380	4.70	44,880	2,053	4.57

Total Interest-Bearing Liabilities	700,285	19,947	2.85	665,181	21,893	3.29	680,223	20,199	2.97

NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS’ EQUITY

Demand deposits	62,350			60,632			57,755
Other Liabilities	5,106			4,540			5,428
Stockholders’ equity	73,889			74,615			75,143

Total Liabilities and Stockholders’ Equity	$841,630			$804,968			$818,549

Net interest income and interest rate spread		$28,210	3.26%		$25,445	2.91%		$25,609	2.92%

Net interest margin			3.58%			3.33%			3.29%

(1)	Non-accrual loans and overdraft deposits are included in other assets.

(2)	Includes unamortized discounts and premiums. Average balance and yield are computed using the average historical amortized cost.

(3)	Interest on loans includes fee income of $1.86 million, $1.68 million and $1.61 million for 2008, 2007 and 2006 respectively and is reduced by amortization of $1.09 million, $1.12 million and $1.27 million for 2008, 2007 and 2006 respectively.

(4)	Equity securities include restricted stock, which is included in other assets on the consolidated balance sheets.

(5)	For 2008, adjustments of $386 thousand, $1.32 million, and $32 thousand respectively are made to tax equate income on tax exempt loans, tax exempt securities and to reflect a dividends received deduction on equity securities. For 2007, adjustments of $350 thousand, $1.37 million, and $83 thousand respectively are made to tax equate income on tax exempt loans, tax exempt securities and to reflect a dividends received deduction on equity securities. For 2006, adjustments of $357 thousand, $1.24 million, and $112 thousand respectively are made to tax equate income on tax exempt loans, tax exempt securities and to reflect a dividends received deduction on equity securities. These adjustments are based on a marginal federal income tax rate of 35%, less disallowances.

2008 Annual Report
RATE AND VOLUME ANALYSIS
(Table Dollar Amounts In Thousands except Per Share Data)
     The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

	2008 change from 2007			2007 change from 2006
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate

Tax Equivalent Interest Income
Loans	$148	$475	$(327)	$1,684	$11	$1,673
Taxable securities	1,046	632	414	(406)	(728)	322
Tax-exempt securities	(127)	(160)	33	409	467	(58)
Equity securities	(244)	(138)	(106)	(68)	(133)	65
Federal funds sold	(4)	365	(369)	(89)	(79)	(10)

Total interest income	$819	$1,174	$(355)	$1,530	$(462)	$1,992

Interest Expense
Time deposits	$(459)	$784	$(1,243)	$1,252	$(365)	$1,617
Savings deposits	(370)	383	(753)	63	(4)	67
Demand deposits	(79	0	(79)	(284)	(101)	(183)
Short term borrowings	(910)	16	(926)	334	64	270
Long term borrowings	(128)	(60)	(68)	329	259	70

Total interest expense	$(1,946)	$1,123	$(3,069)	$1,694	$(147)	$1,841

Increase (decrease) in tax equivalent net interest income	$2,765	$51	$2,714	$(164)	$(315)	$151

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
Results of Operations:
Comparison of Operating Results for the Years Ended
December 31, 2008 and 2007.
     The Corporation’s net income totaled $5.665 million during 2008, compared to $5.925 million for 2007. On a per share basis, diluted earnings per share were $.43 as compared to $.46 diluted earnings per share for 2007. Common comparative ratios for results of operations include the return on average assets and return on average stockholders’ equity. For 2008 the return on average equity was 7.67% compared to 7.95% for 2007. The return on average assets was .67% for 2008 and .74% for 2007.
     The results for 2008 included $2.711 million in pre-tax charges recognized for other-than-temporary impairment of securities, related mainly to Fannie Mae Series F preferred stock held in the Corporation’s investment portfolio. Last year’s impairment charge amounted to $873 thousand pre-tax.

FARMERS NATIONAL BANC CORP. AND SUBSIDIARY
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
     Net interest income, the principal source of the Corporation’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2008, taxable equivalent net interest income increased $2.765 million or 10.87% from 2007. Interest-earning assets averaged $788.354 million during 2008 increasing $24.725 million or 3.24% compared to 2007. The Corporation’s interest-bearing liabilities increased 5.28% from $665.181 million in 2007 to $700.285 million in 2008.
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
     The profit margin, or spread, on invested funds is a key performance measure. The Corporation monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest spread in 2008 was 3.26% increasing from 2.91% in 2007. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2008 the net interest margin, measured on a fully taxable equivalent basis increased to 3.58%, compared to 3.33% in 2007.
     Total taxable equivalent interest income was $48.157 million for 2008, which is $819 thousand more than the $47.338 million reported in 2007. This moderate increase is primarily the result of an increase in the level of average earning assets, increasing 3.24% from $763.629 million in 2007 to $788.354 million in 2008. Average loans increased $6.859 million or 1.35% in 2008, but the yields decreased from 6.92% in 2007 to 6.86% in 2008. Income from securities and federal funds increased $671 thousand or 5.53% in 2008, but the Corporation saw its yields on these assets decrease from 4.76% in 2007 to 4.70% in 2008. The average balance of investment securities and federal funds sold increased 7.01% in 2008, mainly due to increases in customer deposits.
     Total interest expense amounted to $19.947 million for 2008, an 8.89% decrease from $21.893 million reported in 2007. The decrease in 2008 is the result of lower rates of interest paid on interest-bearing deposits and repurchase agreements. The cost of interest-bearing liabilities decreased from 3.29% in 2007 to 2.85% in 2008.
     Management will continue to evaluate future changes in interest rates and the shape of the treasury yield curve so that assets and liabilities may be priced accordingly to minimize the impact on the net interest margin.
Other Income
     Total other income, excluding pre-tax impairment charges discussed on page 8, increased by $47 thousand in 2008. This increase is primarily due to a $466 thousand increase in bank-owned life insurance income offset by a decrease in security gains. Security gains were $474 thousand in 2008 compared to $771 thousand in 2007.
     Management announced early in 2009 that the Corporation had reached an agreement to acquire all of the outstanding capital stock of Butler Wick Trust Company, a wholly owned subsidiary of Butler Wick Corp. Management believes that the addition of trust services will complement the Corporation’s core retail banking and asset management business, which will further enhance other income in future years. Management expects the acquisition to be completed at the end of the first quarter of 2009, subject to all regulatory approvals.
Other Expenses
     Total other expenses for 2008 increased 3.10% or $631 thousand from 2007. Occupancy and equipment expense increased 6.98%, which is primarily the result of increased depreciation expense and software maintenance related to the bank’s investment in on-line teller processing equipment and software. Other operating expenses increased 10.26% during 2008. Most of this increase was related to higher costs for backup communication services, consulting fees and outsourcing services. Salaries and employee benefits decreased $106 thousand, mainly as a result of fewer full time equivalent employees. The Corporation had 260 full time equivalent employees at the end of 2008, compared to 274 at the end of 2007. The Corporation’s tax equivalent efficiency ratio improved from 68.00% in 2007 to 63.02% in 2008. The efficiency ratio was favorably impacted by the $2.765 million increase in tax equivalent net interest income, while keeping noninterest expenses to a modest increase of $631 thousand. The efficiency ratio is calculated as follows: non-interest expense divided by the sum of tax equivalent net interest income plus non-interest income, excluding security gains and losses. This ratio is a measure of the expense incurred to generate a dollar of revenue. Management will continue to closely monitor and keep the increases in other expenses to a minimum.
Income Taxes
     Income tax expense totaled $987 thousand for 2008 and $1.176 million for 2007. Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 15% and 17% for the periods ending 2008 and 2007, respectively. Refer to Note M to the consolidated financial statements for additional information regarding the effective tax rate.

2008 Annual Report
MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Comparison of Operating Results for the Years Ended December 31, 2007 and 2006.
     The Corporation’s net income totaled $5.9 million during 2007 compared to $7.2 million for 2006. On a per share basis, diluted earnings per share was $.46 for 2007 as compared to $.55 for 2006. For 2007, the return on average equity was 7.95% as compared to 9.60% for 2006. The return on average assets was .74% for 2007 and .88% for 2006. For 2007, taxable equivalent net interest income decreased $164 thousand or .64% less than 2006. Interest-earning assets averaged $763.629 million during 2007 decreasing $13.845 million or 1.78% compared to 2006. For 2007 the net interest margin, measured on a fully taxable equivalent basis was 3.33% in comparison to 3.29% for 2006. The results for 2007 included an after-tax charge of $576 thousand representing a reclassification and recognition of an other-than-temporary impairment of securities.
     Total taxable equivalent interest income was $47.338 million for 2007 which was $1.53 million more than the $45.808 million reported in 2006. This moderate increase was primarily the result of higher yields on earning assets. Average loan balances were slightly higher, and the yields increased from 6.59% in 2006 to 6.92% in 2007. Income from securities and federal funds sold was slightly lower in 2007, but the Corporation saw its yields on these assets increase from 4.57% in 2006 to 4.76% in 2007. The average balances of investment securities and federal funds sold decreased 5.21% in 2007, mainly due to decreases in customer deposits.
     Total interest expense amounted to $21.893 million for 2007, an 8.39% increase from $20.199 million reported in 2006. The increase in 2007 is the result of higher rates of interest paid on a lower level of interest-bearing deposits and repurchase agreements. The cost of interest-bearing liabilities increased from 2.97% in 2006 to 3.29% in 2007.
Other Income
     Total other income in 2007, excluding an $873 thousand pre-tax impairment charge, increased by $147 thousand. This increase is primarily due to a $221 thousand increase in security gains and a $51 thousand increase in other operating income.
Other Expenses
     Total other expenses for 2007 increased 3.89% or $763 thousand from 2006. Most of this increase resulted from higher occupancy and equipment expense, as well as other operating expenses, which increased 9.37% and 10.26% respectively. Salaries and employee benefits increased only $147 thousand or 1.27%. The Corporation’s tax-equivalent efficiency ratio increased from 65.04% in 2006 to 68.00% in 2007. The efficiency ratio was adversely impacted by the $763 thousand increase in other expenses and the $164 thousand decline in tax equivalent net interest income.
Income Taxes
     Income tax expense totaled $1.18 million for 2007 and $1.99 million for 2006. The effective income tax rate was 17% and 22% for the periods ending 2007 and 2006, respectively.
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

Changes In Interest Rate	2008	2007	ALCO
(basis points)	Result	Result	Guidelines

Net Interest
Income Change
+200	-5.66%	-6.16%	15.00%
-200	2.11%	5.26%	15.00%

Net Present Value
Of Equity Change
+200	-7.41%	.01%	20.00%
-200	-7.35%	-22.47%	20.00%
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
     Along with its liquid assets, the Corporation has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 2008, the Corporation had $750 thousand borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Corporation also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati (“FHLB”), as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. The Corporation views its membership in the FHLB as a solid source of liquidity. As of December 31, 2008, the Bank is eligible to borrow an additional $51.5 million from the FHLB under various fixed rate and variable rate credit facilities. Advances outstanding from the Federal Home Loan Bank at December 31, 2008 amounted to $66.167 million.
     The primary investing activities of the Corporation are originating loans and purchasing securities. During 2008, net cash used in investing activities amounted to $89.33 million compared to $18.96 million provided in 2007. Net increases in loans were $39.40 million in 2008 compared to $6.62 million in 2007. Purchases of securities available for sale were $141.65 million in 2008 compared to only $17.11 million in 2007. The Corporation used cash to purchase $10 million of bank owned life insurance in 2007 compared to none purchased in 2008. Proceeds from maturities and sales of securities available for sale were $92.22 million in 2008 compared to $53.36 million in 2007.
     The primary financing activities of the Company are obtaining deposits, repurchase agreements and other borrowings. Net cash provided by financing activities amounted to $74.42 million for 2008 compared to $28.10 million used in 2007. Most of this change is a result of the net increase in deposits. Deposits increased $54.58 million in 2008 compared to a $26.32 million decrease in 2007. Short-term borrowings increased $31.26 million in 2008 compared to a $3.62 million decrease in 2007
Financial Condition
     Total Assets increased $82.13 million or 10.29% since December 31, 2007. Average earning assets also increased by $24.73 million since 2007. The increase in assets is mainly the result of increases in deposit balances. Total Liabilities increased $78.95 million or 10.90% since December 31, 2007. Average interest-bearing liabilities also increased $35.10 million from 2007 to 2008. Capital ratios remain steady, as shown by the ratio of equity to total assets at December 31, 2008 of 8.78%.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Loan Portfolio
Maturities and Sensitivities of Loans to Interest Rates
     The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

Years Ended December 31,	2008		2007		2006		2005		2004

Commercial, Financial and Agricultural	$70,410	12.7%	$45,844	8.9%	$40,698	8.0%	$38,722	7.6%	$32,838	6.8%
Commercial Real Estate	195,244	35.4	193,187	37.6	181,128	35.6	164,936	32.2	142,148	29.3
Residential Real Estate	173,246	31.4	170,006	33.1	169,937	33.5	165,386	32.3	165,819	34.1
Consumer	113,105	20.5	105,069	20.4	116,425	22.9	142,870	27.9	144,874	29.8

Total Loans	$552,005	100.0%	$514,106	100.0%	$508,188	100.0%	$511,914	100.0%	$485,679	100.0%

     The following schedule sets forth maturities based on remaining scheduled repayments of principal for commercial and commercial real estate loans listed above as of December 31, 2008:

Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial and Commercial Real Estate	$32,914	$34,738	$198,002

     The amounts of commercial and commercial real estate loans as of December 31, 2008, based on remaining scheduled repayments of principal, are shown in the following table:

Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$24,846	$154,900	$179,746
Fixed Rates of Interest	8,068	77,840	85,908

Total Loans	$32,914	$232,740	$265,654

     Total loans were $552.005 million at year-end 2008 compared to $514.106 million at year-end 2007. This represents an increase of 7.37%. Loans comprised 65.41% of the Bank’s average earning assets in 2008, compared to 66.63% in 2007. The product mix in the Loan Portfolio includes Commercial Loans comprising 12.7%, Residential Real Estate Loans 31.4%, Commercial Real Estate Loans 35.4% and Consumer Loans 20.5% at December 31, 2008 compared with 8.9%, 33.1%, 37.6% and 20.4%, respectively, at December 31, 2007.
     Loans contributed 73.4% of total taxable equivalent interest income in 2008 and 74.4% in 2007. Loan yield was 6.86% in 2008, 75 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.
     Consumer Loans increased from $105.069 million on December 31, 2007 to $113.105 million on December 31, 2008 representing a 7.65% increase. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 88.16% of the Consumer Loan Portfolio. Net loan losses in the Consumer Loan portfolio have increased to $409 thousand in 2008 as compared to $213 thousand in 2007.
     Residential Real Estate Mortgage Loans increased 1.91% to $173.246 million at December 31, 2008, compared to $170.006 million in 2007. Commercial Real Estate Loans increased slightly from $193.187 million in 2007 to $195.244 million in 2008. The Corporation originated both fixed rate and adjustable rate mortgages during 2008. Fixed rate terms are generally limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.
     Commercial Loans at December 31, 2008 increased 53.59% from year-end 2007 with outstanding balances of $70.41 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers, business types and local municipalities. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital and small business lines of credit.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Summary of Loan Loss Experience
     The following is an analysis of the allowance for loan losses for the periods indicated:

Years Ended December 31,	2008	2007	2006	2005	2004

Balance at Beginning of Year	$5,459	$5,594	$5,860	$6,144	$6,639
Charge-Offs:
Commercial, Financial and Agricultural	(94)	(48)	(19)	(25)	(41)
Commercial Real Estate	(767)	(385)	(9)	(78)	(78)
Residential Real Estate	(75)	(67)	(181)	(25)	(80)
Consumer	(795)	(612)	(850)	(1,631)	(1,655)

Total Charge-Offs	(1,731)	(1,112)	(1,059)	(1,759)	(1,854)
Recoveries on Previous Charge-Offs:
Commercial, Financial and Agricultural	19	3	24	276	4
Commercial Real Estate	0	0	2	0	0
Residential Real Estate	0	5	0	0	15
Consumer	386	399	567	550	425

Total Recoveries	405	407	593	826	444

Net Charge-Offs	(1,326)	(705)	(466)	(933)	(1,410)
Provision for Loan Losses (1)	1,420	570	200	649	915

Balance at End of Year	$5,553	$5,459	$5,594	$5,860	$6,144

Ratio of Net Charge-Offs to Average
Net Loans Outstanding	0.26%	0.14%	0.09%	0.19%	0.30%

(1)	The provision for loan losses charged to operating expense is based on management’s judgment after taking into consideration all factors connected with the collectibility of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous charge-off experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.
     The allowance for loan losses increased slightly during the year. The Corporation’s net charge-offs were primarily concentrated in commercial real estate and consumer loans. The net losses in commercial real estate loans accounted for 57.8% of the total net losses, and the consumer loans represented 30.8% of the total. The recorded reserve reflects management’s judgments about the state of the local economy and its impact on the loan portfolio.
     Provisions charged to operations amounted to $1.42 million in 2008 compared to $570 thousand in 2007. The increase in provision relates to the increase in non-performing loans and the increase in net-charge-offs during 2008. The balance in the allowance for loan losses is $5.553 million or 1.01% of loans at December 31, 2008. This ratio has decreased slightly from the 1.06% reported at December 31, 2007. Net charge-offs as a percentage of average net loans outstanding increased from .14% for 2007 to .26% for 2008. The allowance for loan losses as a percentage of nonperforming loans has decreased from 231.22% at December 31, 2007 to 104.05% in 2008.
     Nonaccrual loans are commercial and real estate loans which are 90 days past due and with respect to which, in management’s opinion, collection of interest is doubtful. These loans no longer accrue interest and are accounted for on a cash basis. Loans which are 90 days or more past due but continue to accrue interest are loans which, in management’s opinion, are well secured and are in the process of collection. Non-performing loans to total loans have increased from .46% as of December 31, 2007 to .97% as of December 31, 2008. This increase is primarily the result of a combination of residential real estate and commercial real estate loans that meet the criteria of non-performing, which are loans in the non-accrual status or are delinquent greater than 90 days. Specifically, 50% of the total non-performing loans are related to land development and new residential home construction projects. Land development and new residential home construction loans totaled $11.87 million at December 31, 2008 and $8.13 million at December 31, 2007.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
     The allowance is allocated among the loan categories based upon the consistent, quarterly procedures determined by management. However, the entire allowance for loan losses is available to absorb future losses in any loan category. The following table details the allocation of the allowance for loan losses at December 31:

December 31,	2008		2007		2006		2005		2004
		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

Commercial, Financial and Agricultural	$933	12.7%	$506	8.9%	$302	8.0%	$439	7.6%	$297	6.8%
Residential Real Estate	696	31.4%	1,026	33.1%	1,084	33.5%	1,528	32.3%	1,639	34.1%
Commercial Real Estate	3,126	35.4%	2,956	37.6%	2,910	35.6%	1,660	32.2%	1,783	29.3%
Installment Loans to Individuals	798	20.5%	971	20.4%	1,298	22.9%	2,233	27.9%	2,425	29.8%

	$5,553	100.0%	$5,459	100.0%	$5,594	100.0%	$5,860	100.0%	$6,144	100.0%

     The allowance allocated to each of the four loan categories should not be interpreted as an indication that charge-offs in 2009 will occur in the same proportions or that the allocation indicates future charge-off trends. The allowance allocated to the one-to-four family real estate loan category and the consumer loan category is based upon the Corporation’s allowance methodology for homogeneous loans, and increases and decreases in the balances of those portfolios. In previous years, the indirect installment loan category has represented the largest percentage of loan losses. The one-to-four family real estate loan category represents approximately 31.4% of total loans, but historically has represented a very small percentage of loan losses. For the commercial loan category, which represents only 12.7% of the total loan portfolio, management relies on the Bank’s internal loan review procedures and allocates accordingly based on loan classifications. The commercial real estate loan category represents 35.4% of the total loan portfolio. The allocation amounts in this category are also determined through management’s quarterly assessment of classified loans. Each of these allocation categories includes an amount to include current environmental factors that may result in our loan losses in the future being different from our historical experience.
     For example, a significant allocation in our allowance for loan losses is for commercial and commercial real estate loans classified by our internal loan review as substandard. Substandard loans are those that exhibit one or more structural weaknesses and there is a distinct possibility that the Bank will suffer a loss on the loan unless the weakness is corrected. Our loss experience on the average balance of this category of loans for the past three years has been approximately 3.4% of the principal balance of these loans. However, given the challenging economic conditions and because our loss experience on these loans has been increasing, management has allocated 11.4% of the principal balance of these loans in the allowance for loan losses. This equates to an allocation of approximately $2.162 million at the end of 2008. As always, management is working to addresses weaknesses in each of these specific loans that may result in loss. Our actual loss experience may be more or less than the amount allocated.
     Additionally, our allowance for loan losses includes an allocation for loans specifically identified as impaired under Statement of Financial Accounting Standards No. 114. At the end of 2008, loans considered to be impaired under this standard were comprised of a single relationship with an aggregate balance of approximately $2.638 million. The allocation for this relationship is based on management’s estimate of the fair value of the collateral securing these loans. The amount ultimately charged-off for this relationship may be different from the loss allocation as collateral may be liquidated for amounts different from management’s estimates.
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
     As of December 31, 2008, there were no concentrations of loans exceeding 10% of total loans that are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.
Investment Securities
     The investment securities portfolio increased $51.454 million in 2008. Increases in deposits and securities sold under repurchase agreements that were in excess of loan growth were strategically invested. The Company also sold $31.058 million in securities in 2008, resulting in net security gains of $474 thousand.
     Our objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in primarily short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds the Bank feels it has in excess of funds used to satisfy loan demand and operating considerations.
     During 2008, the Corporation recorded $2.711 million in pre-tax impairment of securities charges after concluding that a Fannie Mae Series F preferred equity security was other-than-temporarily impaired. The book and market value of this security at December 31, 2008 was $52 thousand. It is unclear at this time when or if the market value of this security will improve. If an additional other-than-temporary impairment charge is required in 2009, the after tax exposure would not be material to the Corporation.
     Mortgage-backed securities are created by the pooling of mortgages and issuance of a security. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages. Investments in mortgage-backed securities involve a risk that actual principal prepayments will be greater than estimated prepayments over the life of the security. Prepayment estimates for mortgage-backed securities are performed at purchase to ensure that prepayment assumptions are reasonable considering the underlying collateral for the mortgage-backed securities at issue and

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
current mortgage interest rates and to determine the yield and estimated maturity of the mortgage-backed security portfolio. Prepayments that are faster than anticipated may shorten the life of the security and may result in faster amortization of any premiums paid and thereby reduce the net yield on such securities. During periods of declining mortgage interest rates, refinancing generally increases and accelerates the prepayment of the underlying mortgages and the related security. All holdings of mortgage-backed securities were issued by U.S. Government sponsored enterprises.
     The following table shows the book value of investment securities by type of obligation at the dates indicated:
Type

December 31,	2008	2007	2006

U.S. Treasury Securities	$800	$800	$800
U.S. Government sponsored enterprise debt securities	43,881	56,076	75,131
Mortgage-backed securities	165,822	88,825	102,586
Obligations of States and Political Subdivisons	60,906	71,395	68,967
Other Securities	196	3,055	8,315

	$271,605	$220,151	$255,799

     A summary of debt securities held at December 31, 2008 classified according to maturity and including weighted average yield for each range of maturities is set forth below:

	December 31, 2008
		Weighted
	Fair	Average
Type and Maturity Grouping	Value	Yield (1)

U.S. Treasury Securities
Maturing Within One Year	$800	2.14%

U.S. Government Sponsored Enterprise
Debt Securities
Maturing Within One Year	$7,050	3.49%
Maturing After One Year But Within Five Years	36,303	3.71%
Maturing After Five Years But Within Ten Years	321	6.45%
Maturing After Ten Years	207	5.75%

Total U.S. Government Sponsored
Enterprise Debt Securities	$43,881	3.70%

Mortgage-Backed Securities (2)
Maturing Within One Year	$2,016	4.07%
Maturing After One Year But Within Five Years	34,978	4.20%
Maturing After Five Years But Within Ten Years	17,300	4.65%
Maturing After Ten Years	111,528	5.02%

Total Mortgage-Backed Securities:	$165,822	4.80%

Obligations of States and Political Subdivisions
Maturing Within One Year	$993	5.55%
Maturing After One Year But Within Five Years	6,018	5.57%
Maturing After Five Years But Within Ten Years	17,619	5.88%
Maturing After Ten Years	36,276	6.17%

Total Obligations of States and Political Subdivisions	$60,906	6.02%

(1)	The weighted average yield has been computed by dividing the total contractual interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 35% were $19 thousand, $116 thousand, $356 thousand and $777 thousand for the four ranges of maturities.

(2)	Payments based on contractual maturity.
Deposits
     Deposits represent the Corporation’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Corporation’s average total deposits increased from $595.103 million in 2007 to $632.753 million in 2008. Money market accounts have increased $40.40 million since December 31, 2007. Total time deposits have also increased $8.1 million since 2007 as customers have moved investment dollars out of the equity markets seeking safety and liquidity. The Company prices deposit rates to remain competitive within the market and to retain customers.
Bank Owned Life Insurance
     The Corporation purchased bank owned life insurance policies on the lives of certain members of management. The cash surrender value of these policies is $11.021 million at December 31, 2008 compared to $10.490 million at December 31, 2007.
Borrowings
     Short-term borrowings increased $31.26 million or 42.1% since December 31, 2007. Most of this increase resulted from $20 million in short-term Federal Home Loan Bank advances taken at the end of the year to fund loan growth. Securities sold under repurchase agreements also increased $10.62 million, or 14.5%. Long-term borrowings decreased $5.991 million or 11.42%, mainly as a result of repayment of Federal Home Loan Bank advances.
Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements
     The following table presents, as of December 31, 2008, the Corporation’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in referenced note to the consolidated financial statements.

	Note
	Ref.	2009	2010	2011	2012	2013	Thereafter

Deposits without maturity	—	$365,330	—	—	—	—	—
Certificates of deposit	F	167,854	75,506	20,373	14,939	1,928	2,080
Repurchase agreements	G	83,874	—	—	—	—	—
Other short-term borrowed funds	G	21,561	—	—	—	—	—
Federal Home Loan
Bank advances	G, H	3,728	11,453	6,229	2,322	820	21,615
Other long-term borrowed funds	H	52	56	60	65	64	—
Operating leases	E	55	61	61	61	61	49

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
     Note I to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exists under those agreements. Examples of these commitments and contingencies include commitments to extend credit and standby letters of credit.
     At December 31, 2008 the Corporation had no unconsolidated, related special purpose entities, nor did the Corporation engage in derivatives and hedging contracts, such as interest rate swaps, that may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet. Management’s policy is to not engage in derivatives contracts for speculative trading purposes.
Capital Resources
     Total Stockholders’ Equity increased 4.3% from $73.92 million at December 31, 2007 to $77.102 million in 2008. During 2008, the mark to market adjustment to securities increased accumulated other comprehensive income by $2.95 million. The Corporation continues to utilize the stock repurchase program, repurchasing approximately 160,000 shares during 2008 at an average price of $6.87 per share. Shares repurchased by the Corporation are for general corporate purposes. During the year, the Corporation issued 362,000 shares through the dividend reinvestment program.
     The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). The Bank and the Corporation are required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2008, the Bank and the Corporation are required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The Bank and the Corporation had capital ratios above the minimum levels at December 31, 2008 and 2007. At year-end 2008 and 2007, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.
     The Corporation chose not to participate in the U.S. Government’s Capital Purchase Program based on its strong capital and liquidity position, and because of some the restrictive terms of the Program.
Critical Accounting Policies
     The Corporation follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Corporation has identified two accounting policies that are critical accounting policies and an understanding of these policies is necessary to understand our financial statements. These policies relate to determining the adequacy of the allowance for loan losses and other-than-temporary impairment of securities. Additional information regarding these policies is included in the notes to the consolidated financial statements, Note A (Summary of Significant Accounting Policies), Note B (Securities), Note C (Loans), and the sections above captioned “Loan Portfolio” and “Investment Securities. Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.
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
     Other-than-temporary impairment of securities is the second critical accounting policy. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other than temporary losses, management considers: (1) the length of time, extent, and reasons that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
Recent Accounting Pronouncements and Developments
     Note A to the consolidated financial statements discusses new accounting policies adopted by the Corporation during 2008 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section(s) of this financial review and notes to the consolidated financial statements.

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
March 13, 2009
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.
The Company’s independent registered public accounting firm, Crowe Horwath LLP, has audited the Company’s consolidated financial statements included in this Annual Report and the Company’s internal control over financial reporting as of December 31, 2008, and has issued their Report of Independent Registered Public Accounting Firm, which appears in this Annual Report.

Frank L. Paden	Carl D. Culp
President and Secretary	Executive Vice President and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Farmers National Banc Corp.
Canfield, Ohio
We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. as of December 31, 2008 and 2007 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. We also have audited Farmers National Banc Corp.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Farmers National Banc Corp’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmers National Banc Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Farmers National Banc Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Crowe Horwath LLP
Cleveland, Ohio
March 13, 2009

CONSOLIDATED BALANCE SHEETS
(Table Dollar Amounts In Thousands except Per Share Data)

December 31,	2008	2007

ASSETS
Cash and due from banks	$23,803	$25,022
Federal funds sold	246	6,083

TOTAL CASH AND CASH EQUIVALENTS	24,049	31,105

Securities available for sale	271,605	220,151

Loans	552,005	514,106
Less allowance for loan losses	5,553	5,459

NET LOANS	546,452	508,647

Premises and equipment, net	14,139	14,516
Bank owned life insurance	11,021	10,490
Other assets	13,104	13,327

TOTAL ASSETS	$880,370	$798,236

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$61,499	$61,574
Interest-bearing	586,511	531,854

TOTAL DEPOSITS	648,010	593,428

Short-term borrowings	105,435	74,174
Long-term borrowings	46,464	52,455
Other liabilities	3,359	4,259

TOTAL LIABILITIES	803,268	724,316

Commitments and contingent liabilities

Stockholders’ Equity
Common Stock — Authorized 25,000,000 shares; issued 15,283,520 in 2008 and 14,921,106 in 2007	94,217	91,741
Retained earnings	6,096	7,233
Accumulated other comprehensive income (loss)	2,292	(653)
Treasury stock, at cost; 2,053,058 shares in 2008 and 1,892,730 shares in 2007	(25,503)	(24,401)

TOTAL STOCKHOLDERS’ EQUITY	77,102	73,920

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$880,370	$798,236

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Table Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2008	2007	2006

INTEREST AND DIVIDEND INCOME
Loans, including fees	$34,965	$34,853	$33,162
Taxable securities	8,063	7,017	7,423
Tax exempt securities	2,661	2,745	2,462
Dividends	388	581	620
Federal funds sold	338	342	431

TOTAL INTEREST AND DIVIDEND INCOME	46,415	45,538	44,098

INTEREST EXPENSE
Deposits	15,648	16,556	15,525
Short-term borrowings	2,047	2,957	2,623
Long-term borrowings	2,252	2,380	2,051

TOTAL INTEREST EXPENSE	19,947	21,893	20,199

NET INTEREST INCOME	26,468	23,645	23,899
Provision for loan losses	1,420	570	200

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	25,048	23,075	23,699

NONINTEREST INCOME
Service charges on deposit accounts	2,685	2,823	2,994
Bank owned life insurance income	531	65	19
Security gains	474	771	550
Impairment of securities	(2,711)	(873)	0
Other operating income	1,638	1,622	1,571

TOTAL NONINTEREST INCOME	2,617	4,408	5,134

NONINTEREST EXPENSE
Salaries and employee benefits	11,626	11,732	11,585
Occupancy and equipment	2,898	2,709	2,477
State and local taxes	819	904	895
Professional fees	701	586	574
Advertising	563	455	464
Other operating expenses	4,406	3,996	3,624

TOTAL NONINTEREST EXPENSE	21,013	20,382	19,619

INCOME BEFORE INCOME TAXES	6,652	7,101	9,214

INCOME TAXES	987	1,176	1,999

NET INCOME	5,665	5,925	7,215

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Change in net unrealized gains (losses) on securities, net of reclassifications	2,945	692	1,191

COMPREHENSIVE INCOME	$8,610	$6,617	$8,406

EARNINGS PER SHARE:
Basic	$0.43	$0.46	$0.55
Diluted	$0.43	$0.46	$0.55
See accompanying notes.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS’ EQUITY
(Table Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2008	2007	2006

COMMON STOCK
Balance at beginning of year	$91,741	$88,366	$84,595
Stock option expense (1)	0	0	23
362,414 shares issued from dividend reinvestment in 2008, 353,826 in 2007 and 339,742 in 2006	2,476	3,375	3,748

Balance at end of year	94,217	91,741	88,366

RETAINED EARNINGS
Balance at beginning of year	7,233	9,617	10,709
Net income	5,665	5,925	7,215
Dividends declared:
$.52 cash dividends per share in 2008, $.64 in 2007 and $.64 in 2006	(6,802)	(8,309)	(8,307)

Balance at end of year	6,096	7,233	9,617

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	(653)	(1,345)	(2,536)
Change in net unrealized gains (losses) on securities, net of reclassifications and tax effects	2,945	692	1,191

Balance at end of year	2,292	(653)	(1,345)

TREASURY STOCK, AT COST
Balance at beginning of year	(24,401)	(20,415)	(16,904)
Purchase of 160,328 shares in 2008, 398,205 in 2007 and 310,210 in 2006	(1,102)	(3,986)	(3,511)

Balance at end of year	(25,503)	(24,401)	(20,415)

TOTAL STOCKHOLDERS’ EQUITY AT END OF YEAR	$77,102	$73,920	$76,223

(1)	Stock option expense for 2008, was less than $1,000 and rounded to $0.
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Table Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,665	$5,925	$7,215
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	1,420	570	200
Depreciation and amortization	1,079	1,042	1,015
Net amortization of securities	271	355	882
Security gains	(474)	(771)	(550)
Impairment of securities	2,711	873	0
Federal Home Loan Bank dividends	(174)	0	(240)
Stock based compensation	0	0	23
Increase in bank owned life insurance	(531)	(65)	(19)
Net change in other assets and liabilities	(2,114)	(1,718)	2,083

NET CASH FROM OPERATING ACTIVITIES	7,853	6,211	10,609

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and repayments of securities available for sale	61,161	42,497	48,489
Proceeds from sales of securities available for sale	31,058	10,865	18,262
Proceeds from sales of other real estate owned	113	0	24
Purchase of securities available for sale	(141,650)	(17,107)	(61,565)
Loan originations and payments, net	(39,403)	(6,623)	3,234
Additions to premises and equipment	(612)	(673)	(505)
Purchase of bank owned life insurance	0	(10,000)	0

NET CASH FROM INVESTING ACTIVITIES	(89,333)	18,959	7,939

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	54,582	(26,319)	(11,053)
Net change in short-term borrowings	31,261	(3,618)	829
Proceeds from Federal Home Loan Bank borrowings and other debt	5,000	20,000	10,000
Repayment of Federal Home Loan Bank borrowings and other debt	(10,991)	(9,146)	(7,906)
Repurchase of common stock	(1,102)	(3,986)	(3,511)
Cash dividends paid	(6,802)	(8,409)	(8,231)
Proceeds from dividend reinvestment	2,476	3,375	3,748

NET CASH FROM FINANCING ACTIVITIES	74,424	(28,103)	(16,124)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(7,056)	(2,933)	2,424

Beginning cash and cash equivalents	31,105	34,038	31,614

Ending cash and cash equivalents	$24,049	$31,105	$34,038

Supplemental cash flow information:
Interest paid	$20,183	$21,910	$19,705
Income taxes paid	1,870	1,220	2,175

Supplemental noncash disclosures:
Transfer of loans to other real estate	$178	$0	$26
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE A — SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
Principles of Consolidation:
     The consolidated financial statements include the accounts of Farmers National Banc Corp. and its wholly-owned subsidiary, The Farmers National Bank of Canfield, together referred to as “the Company.” All significant intercompany balances and transactions have been eliminated.
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
     Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method. Purchases are recognized on the trade date.
     Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other than temporary losses, management considers the length of time, extent and reasons that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
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
Concentration of Credit Risk:
     Most of the Company’s business activity is with customers located within Mahoning, Trumbull and Columbiana counties (Tri-County area). Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Tri-County area.
Allowance for Loan Losses:
     The allowance for loan losses is a valuation allowance for probable incurred loan losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. The allowance is based on management’s judgment taking into consideration past loss experience, reviews of individual loans, current economic conditions and other factors considered relevant by management at the financial statement date. While management uses the best information available to establish the allowance, future adjustments to the allowance may be necessary, which may be material, if economic conditions differ substantially from the assumptions used in estimating the allowance. If additions to the original estimate of the allowance for loan losses are deemed necessary, they will be reported in earnings in the period in which they become reasonably estimable. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     A loan is considered impaired when, based on the current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans over $250 thousand by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.
Foreclosed Assets:
     Assets acquired through or instead of loan foreclosure are initially recorded at fair value, less costs to sell, when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.
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
Bank Owned Life Insurance:
     The Company has purchased life insurance policies on certain key officers. In accordance with Emerging Issues Task Force (EITF) No. 06-5, Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.
Long-term Assets:
     Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.
Loan Commitments and Related Financial Instruments:
     Financial instruments include off balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Stock-Based Compensation:
     Compensation cost is recognized for stock options issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.
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
     The Company adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.
     The Company recognizes interest and/or penalties related to income tax matters in income tax expense.
Retirement Plans:
     Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.
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
Restrictions on Cash:
     Cash on hand or on deposit with the Federal Reserve Bank of $3.628 million and $4.826 million was required to meet regulatory reserve and clearing requirements at year end 2008 and 2007.
Equity:
     Treasury stock is carried at cost.
Dividend Restriction:
     Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to shareholders.
Fair Value of Financial Instruments:
     Fair value of financial instruments is estimated using relevant market information and other assumptions as more fully disclosed in Note D. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
Operating Segments:
     While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company wide basis. Operating segments are aggregated into one, as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.
Reclassifications:
     Certain items in the prior year financial statements were reclassified to conform to the current presentation.
Adoption of New Accounting Standards:
     In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS157). This Statement defines fair value, establishes a frame-work for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.
     In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The new standard was effective for the Company on January 1, 2008. The Company did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.
     In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. This issue requires that a liability be recorded during the service period when a split-dollar life insurance agreement continues after participants’ employment or retirement. The required accrued liability will be based on either the post-employment benefit cost for the continuing life insurance or based on the future death benefit depending on the contractual terms of the underlying agreement. This issue was effective for fiscal years beginning after December 15, 2007. The impact of adoption was not material.
     In December 2007, the SEC issued SAB No. 110, which expresses the views of the SEC regarding the use of a “simplified” method, as discussed in SAB No. 107, in developing an estimate of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), Share-Based Payment. The SEC concluded that a company could, under certain circumstances, continue to use the simplified method for share option grants after December 31, 2007. The Company does not use the simplified method for share options and therefore SAB No. 110 has no impact on the Company’s consolidated financial statements.
Effect of Newly Issued But Not Yet Effective Accounting Standards:
     In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. FAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. During January 2009, the Corporation announced an agreement to acquire Butler Wick Trust Company, as more fully disclosed in Note Q.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS No. 160”), which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. FAS No. 160 is effective as of the beginning of the first fiscal year beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of FAS No. 160 did not have a significant impact on the Corporation’s results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” FAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 for derivative instruments and hedging activities. FAS No. 161 requires qualitative disclosure about objectives and strategies for using derivative and hedging instruments, quantitative disclosures about fair value amounts of the instruments and gains and losses on such instruments, as well as disclosures about credit-risk features in derivative agreements. FAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this standard did not have a material effect on the Corporation’s results of operations or financial position.
NOTE B — SECURITIES AVAILABLE FOR SALE
     The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
		Unrealized	Unrealized
2008	Fair Value	Gains	Losses

U.S. Treasury and U.S. Government sponsored enterprises	$44,681	$2,089	$(19)
Mortgage-backed securities	165,822	2,722	(397)
Obligations of states and political subdivisions	60,906	536	(1,379)

Total debt securities	271,409	5,347	(1,795)
Equity securities	196	34	(60)

TOTALS	$271,605	$5,381	$(1,855)

		Gross	Gross
		Unrealized	Unrealized
2007	Fair Value	Gains	Losses

U.S. Treasury and U.S. Government sponsored enterprises	$56,876	$352	$(88)
Mortgage-backed securities	88,825	106	(1,249)
Obligations of states and political subdivisions	71,395	303	(451)

Total debt securities	217,096	761	(1,788)
Equity securities	3,055	66	(44)

TOTALS	$220,151	$827	$(1,832)

	2008	2007	2006

Sales of available for sale securities were as follows:
Proceeds	$31,058	$10,865	$18,262
Gross gains	523	771	550
Gross losses	(49)	0	0
     The tax provision related to these net realized gains was $166 thousand, $270 thousand, and $192 thousand, respectively.
     The fair value of debt securities available for sale by contractual maturities at December 31, 2008 are summarized below. Mortgage-backed securities are not due at a single maturity date and are shown separately.

Available for sale - Debt securities	FAIR VALUE
Due in one year or less	$8,843
Due after one year through five years	42,321
Due after five years through ten years	17,940
Due after ten years	36,483
Mortgage-backed securities	165,822

TOTALS	$271,409

     Certain of the Bank’s investments in obligations of states and political subdivisions contain call provisions that would allow the issuer to repay the obligation before the stated maturity.
     Securities with a carrying amount of $127 million at December 31, 2008 and $101 million at December 31, 2007 were pledged to secure public deposits and repurchase agreements.
     At year end 2008, significant holdings of securities issued by the U.S. Treasury and U.S. Government sponsored enterprises included $33.7 million of securities issued by the FHLB, $77.8 million of securities issued by the Federal National Mortgage Association (FNMA or Fannie Mae), $67.9 million of securities issued by the Federal Home Loan Mortgage Corp (FHLMC or Freddie Mac), and $18 million of securities issued by the Government National Mortgage Association (GNMA or Ginnie Mae).
     At year end 2007, significant holdings of securities issued by the U.S. Treasury and U.S. Government sponsored enterprises included $24.5 million of securities issued by the FHLB, $58 million of securities issued by the Federal National Mortgage Association (FNMA or Fannie Mae), and $27.4 million of securities issued by the Federal Home Loan Mortgage Corp (FHLMC or Freddie Mac).
     All of the Company’s holdings of mortgage-backed securities at year end 2008 and 2007 were issued by U.S. Government sponsored enterprises.
     In each year, there were no holdings of any other issuer that exceeded 10% of shareholders’ equity, other than the U.S. Government and its agencies.
     The Company’s equity securities include floating rate preferred stock issued by the Federal National Mortgage Association (FNMA). During 2008, the Company made the determination that the impairment of the holdings of FNMA preferred stock was other-than-temporary. The impairment charge for 2008 was $2.67 million and the related tax benefit was $936 thousand. The Company came to a similar conclusion at December 31, 2007 and recognized an other-than-temporary impairment charge of $873 thousand with a related tax benefit of $306 thousand.
     The Company also recorded an other-than-temporary pre-tax charge for impairment of a regional bank equity security in the amount of $38 thousand, with a related tax benefit of $13 thousand.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     Securities with unrealized losses at year-end 2008 and 2007, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2008	Value	Loss	Value	Loss	Value	Loss

Description of Securities
U.S. Treasury and U.S. Government sponsored enterprises	$0	$0	$6,177	$(19)	$6,177	$(19)
Mortgage-backed securities	59,593	(80)	95,852	(317)	155,445	(397)
Obligations of states and political subdivisions	8,367	(418)	22,855	(961)	31,222	(1,379)
Equity securities	44	(46)	9	(14)	53	(60)

Total temporarily impaired	$68,004	$(544)	$124,893	$(1,311)	$192,897	$(1,855)

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
2007	Value	Loss	Value	Loss	Value	Loss

Description of Securities
U.S. Treasury and U.S. Government sponsored enterprises	$3,222	$(7)	$24,372	$(81)	$27,594	$(88)
Mortgage-backed securities	9,585	(67)	62,874	(1,182)	72,459	(1,249)
Obligations of states and political subdivisions	20,423	(181)	19,186	(270)	39,609	(451)
Equity securities	133	(38)	6	(6)	139	(44)

Total temporarily impaired	$33,363	$(293)	$106,438	$(1,539)	$139,801	$(1,832)

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
     Unrealized losses on debt securities issued by the U.S. Treasury, U.S. Government agencies, or U.S. Government sponsored enterprises, and on obligations with states and political subdivisions have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold these securities for the foreseeable future and the decline in fair value is largely due to changes in market interest rates. The fair value is expected to recover as the securities approach their maturity date. Unrealized losses on mortgage-backed securities have not been recognized into income because management has the intent and ability to hold these securities for the forseeable future and the fair value of these securities is expected to recover as principal payments are received. Unrealized losses on equity secutities have not been recognized into income because the fair value is expected to recover.
NOTE C — LOANS
Loans at year end were as follows:

	2008	2007

Residential Real Estate	$173,246	$170,006
Commercial Real Estate	195,244	193,187
Consumer	113,105	105,069
Commercial	70,410	45,844

Subtotal	552,005	514,106
Allowance for loan losses	(5,553)	(5,459)

NET LOANS	$546,452	$508,647

Activity in the allowance for loan losses was as follows:

	2008	2007	2006

Balance at beginning of year	$5,459	$5,594	$5,860
Provision for loan losses	1,420	570	200
Recoveries	405	407	593
Loans charged off	(1,731)	(1,112)	(1,059)

Balance at end of year	$5,553	$5,459	$5,594

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     Individually impaired loans were as follows:

	2008	2007

Year-end loans with no allocated allowance for loan losses	$213	$141
Year-end loans with allocated allowance for loan losses	2,425	834

	$2,638	$975

Amount of the allowance for loan losses allocated	$555	$834

	2008	2007

Average of individually impaired loans during year	$1,157	$1,332
     Interest income recognized during impairment for all periods was immaterial. The loans individually identified as impaired were immaterial in 2006.
     Nonperforming loans were as follows:

	2008	2007

Loans past due over 90 days still on accrual	$562	$334
Nonaccrual loans	4,775	2,027
     Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
NOTE D — FAIR VALUE
     Statement 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
     The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).
     The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.
Assets and Liabilities Measured on a Recurring Basis
     Assets and liabilities measured at fair value on a recurring basis are summarized below:

Fair Value Measurements
at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets:
Available for sale securities	$196	$262,432	$8,977
     The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)
Available for
Sales Securities
Beginning balance, January 1, 2008	$3,762
Total gains or losses (realized/unrealized) Included in other comprehensive income	(59)
Purchases, issuances, and settlements	7,374
Transfers in and/or out of Level 3	(2,100)

Ending balance, December 31, 2008	$8,977

     There is no impact to earnings as a result of fair value measurements on items valued on a recurring basis, using level 3 inputs.
Assets and Liabilities Measured on a Non-Recurring Basis
     Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements
at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Assets:
Impaired loans	—	—	$1,870

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     The following represent impairment charges recognized during the period:
     Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $2.43 million with a valuation allowance of $555 thousand, resulting in an additional provision for loan loss of $555 thousand for 2008.
Fair value of Financial Instruments
     Carrying amount and estimated fair values of financial instruments, not previously presented at year end were as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash and cash equivalents	$24,049	$24,049	$31,105	$31,105
Loans, net	546,452	551,209	508,647	507,290
Restricted stock	5,317	n/a	5,142	n/a
Accrued interest receivable	4,057	4,057	3,765	3,765

Financial liabilities
Deposits	$648,010	$652,686	$593,428	$594,461
Short-term borrowings	105,435	105,435	74,174	74,174
Long-term borrowings	46,464	48,868	52,455	52,804
Accrued interest payable	1,321	1,321	1,557	1,557
     The methods and assumptions used to estimate fair value are described as follows:
     Carrying amount is the estimated fair value for cash and cash equivalents, interest bearing deposits, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that reprice frequently and fully. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of restricted stock due to restrictions placed on its transferability. The fair value of off-balance-sheet items is not consider material.
NOTE E — PREMISES AND EQUIPMENT
     Year-end premises and equipment were as follows:

	2008	2007

Land	$2,747	$2,747
Buildings	15,548	15,537
Furniture, fixtures and equipment	9,914	9,313
Leasehold improvements	192	192

	28,401	27,789
Less accumulated depreciation	(14,262)	(13,273)

NET BOOK VALUE	$14,139	$14,516

     Depreciation expense was $989 thousand for the year ended December 31, 2008, $901 thousand for 2007 and $904 thousand for 2006.
     The Bank leases a branch location under a noncancelable operating lease extending to 2014. Rental expense charged to operations totaled $73, $61, and $62 thousand for 2008, 2007 and 2006. In addition to rental expense, under the lease, common area maintenance is paid and the amount can fluctuate according to the costs incurred.
     Following is a summary of future minimum rental payments under the lease:

2009	$55
2010	61
2011	61
2012	61
2013	61
Thereafter	49

TOTAL	$348

NOTE F — INTEREST-BEARING DEPOSITS
     Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2008:

2009	$167,854
2010	75,506
2011	20,373
2012	14,939
2013	1,928
Thereafter	2,080

TOTAL	$282,680

     Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities:

	2008	2007

Three months or less	$40,653	$30,322
Three to six months	8,765	18,370
Six to twelve months	15,150	30,744
Over twelve months	33,097	11,231

TOTAL	$97,665	$90,667

Following is a summary of year-end interest-bearing deposits:

	2008	2007

Demand	$96,845	$96,744
Money Market	133,089	92,685
Savings	73,897	67,939
Certificates of Deposit	282,680	274,486

TOTAL	$586,511	$531,854

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE G — SECURITIES SOLD UNDER AGREEMENTS
TO REPURCHASE AND OTHER SHORT-TERM BORROWINGS
     Securities sold under repurchase agreements are secured by the Bank’s holdings of debt securites issued by U.S. Government Agencies and U.S. Government sponsored enterprises with a carrying amount of $89.2 million and $79.1 million at year-end 2008 and 2007.
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

	2008	2007	2006

Average balance during the year	$77,952	$77,770	$77,377
Average interest rate during the year	2.60%	3.63%	3.33%
Maximum month-end balance during the year	$101,706	$90,643	$85,929
Average year-end interest rate	2.30%	3.48%	3.53%
Balance at year-end	$83,874	$73,257	$66,940
     The Bank has a short-term U.S. Treasury interest-bearing demand note with a balance of $811 thousand at December 31, 2008 and $917 thousand at December 31, 2007. The demand note was interest free at December 31, 2008 and 3.59% at December 31, 2007.
     The Bank has access to lines of credit amounting to $21 million at three major domestic banks that are below prime rate. These lines and terms are periodically reviewed by the banks and are generally subject to withdrawal at their discretion. At December 31, 2008, the Bank had borrowed $750 thousand at a rate of .50%. There were no borrowings under these lines at December 31, 2007.
     The Bank has short-term advances from the Federal Home Loan Bank amounting to $20 million, with a weighted average interest rate of .42% at December 31, 2008. $5 million is under the cash management line of credit. Borrowings under the cash management line of credit have a variable interest rate and must be repaid within 90 days. $15 million is a short-term fixed rate advance, due January 2009. There were no short-term advances from the Federal Home Loan Bank at December 31, 2007.
NOTE H — FEDERAL HOME LOAN BANK ADVANCES
AND OTHER LONG-TERM BORROWINGS
     At year end, long-term advances from the Federal Home Loan Bank were as follows:

	2008		2007
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Fixed-rate interest only advances, at rates from 4.86% to 5.00% at December 31, 2008	$10,000	4.93%	$16,400	4.89%

Fixed-rate constant payment advances, at rates from 3.16% to 7.05% at December 31, 2008	11,167	4.74%	15,711	4.71%

Convertible and putable fixed-rate advances, at rates from 2.82% to 4.90% at December 31, 2008	25,000	4.27%	20,000	4.64%

Total advances	$46,167	4.53%	$52,111	4.74%

     At year end 2008 and 2007, $5 million of the FHLB fixed-rate advances are convertible to a floating rate advance on or after certain specific dates at the option of the FHLB. Should the FHLB elect to convert, the Bank has the right to prepay any or all of the borrowing at the time of conversion and on any interest payment due date, thereafter, without penalty.
     At year end 2008 and 2007, $20 million and $15 million of the FHLB fixed-rate advances are putable on or after certain specific dates at the option of the FHLB. Should the FHLB elect the put, the Bank is required to repay the advance on that date without penalty.
     Federal Home Loan Bank advances are secured by a blanket pledge of residential mortgage loans totaling $89.3 million and $70.3 million at year end 2008 and 2007. Based on this collateral and the Company’s holdings of FHLB stock, the Bank is eligible to borrow an additional $51.5 million at year end 2008. Each advance is subject to a prepayment penalty if paid prior to its maturity date. Scheduled repayments of long-term FHLB advances are as follows:

Maturing in:
2009	$3,728
2010	11,453
2011	6,229
2012	2,322
2013	820
Later years	21,615

TOTAL	$46,167

     The Bank has notes payable secured by real estate totaling $297 thousand in 2008 and $344 thousand in 2007. These notes carried a fixed interest rate of 7.50%. Scheduled repayments of the note payable are as follows:

Maturing in:
2009	$52
2010	56
2011	60
2012	65
2013	64

TOTAL	$297

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE I — COMMITMENTS AND CONTINGENT LIABILITIES
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
     The contractual amount of financial instruments with off-balance-sheet risk at year end were as follows:

	2008		2007
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Amount	Rate

Commitments to make loans	$2,671	$13,836	$4,586	$10,154
Unused lines of credit	$33,488	$20,037	$36,291	$15,071
     Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments for 2008 have interest rates ranging from 5.63% to 7.75% and maturities ranging from 6 months to 20 years. The fixed rate commitments for 2007 have interest rates ranging from 5.50% to 8.75% and maturities ranging from nine months to thirty years. Fixed rate unused lines of credit have interest rates ranging from 3.18% to 18.00% at December 31, 2008 and 4.35% to 18.00% at December 31, 2007.
     Standby letters of credit are considered financial guarantees under FASB Interpretation 45. The standby letters of credit have a contractual value of $1.052 million in 2008 and $1.376 million in 2007. The carrying amount of these items on the balance sheet is not material.
NOTE J — STOCK OPTIONS
     The Company’s Stock Option Plan, which is shareholder-approved, permits the grant of share options to its directors, officers and employees for up to 375,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards have vesting periods of 5 years and have 10-year contractual terms. Option exercises are expected to be satisfied with either newly issued shares or treasury shares. The fair value of the Company’s stock at December 31, 2008 and 2007 is less than the fair value option exercise price, therefore the outstanding and exercisable options had no intrinsic value.
     A summary of the activity in the stock option plan for 2008 is as follows:

		Weighted Average	Weighted Average
		Exercise	Remaining
	Share	Price	Contractual Life

Outstanding at beginning of year	46,500	$11.00	3.9
Granted	5,000	6.55	9.6
Exercised	0
Forfeited or expired	(7,000)	11.00

Outstanding at end of year	44,500	$10.50	3.6

Exercisable at end of year	39,500	$11.00	2.9

     The fair value of each option award is estimated on the date of grant using a closed form option valuation Black-Scholes model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.
     The fair value of options granted was determined using the following weighted-average assumptions as of the grant date.

2008
Risk-free interest rate	2.51%
Expected term	5 yrs
Expected stock price volatility	15.48%
Dividend yield	7.14%
Fair value	$0.46
     As of December 31, 2008, the total unrecognized compensation cost related to nonvested stock options granted under the Plan was immaterial.
NOTE K — REGULATORY MATTERS
     The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Management believes as of December 31, 2008, the Corporation and Bank meet all capital adequacy requirements to which it is subject.
     Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2008 and 2007, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     Actual and required capital amounts and ratios are presented below at year-end:

				Requirement		To be Well Capitalized
				For Capital		Under Prompt Corrective
		Actual		Adequacy Purposes:		Action Provisions:
		Amount	Ratio	Amount	Ratio	Amount	Ratio

2008
Total Capital to risk weighted assets	Consolidated	$80,346	14.01%	$45,870	8.00%	N/A	N/A
	Bank	78,415	13.68%	45,845	8.00%	$57,306	10.00%

Tier I Capital to risk weighted assets	Consolidated	74,793	13.04%	22,935	4.00%	N/A	N/A
	Bank	72,862	12.71%	22,922	4.00%	34,384	6.00%

Tier I Capital to average assets	Consolidated	74,793	8.58%	34,878	4.00%	N/A	N/A
	Bank	72,862	8.37%	34,824	4.00%	43,530	5.00%

2007
Total Capital to risk weighted assets	Consolidated	$80,042	14.95%	$42,820	8.00%	N/A	N/A
	Bank	72,463	13.55%	42,785	8.00%	$53,484	10.00%

Tier I Capital to risk weighted assets	Consolidated	74,573	13.93%	21,410	4.00%	N/A	N/A
	Bank	67,003	12.53%	21,394	4.00%	32,091	6.00%

Tier I Capital to average assets	Consolidated	74,573	9.20%	32,432	4.00%	N/A	N/A
	Bank	67,003	8.28%	32,373	4.00%	40,467	5.00%
Dividend Restrictions:
     The Corporation’s principal source of funds for dividend payments is dividends received from the Bank. The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). In 2009, the Bank could, without prior approval, declare dividends of approximately $7.5 million plus any net profits retained to the date of the dividend declaration.
NOTE L — EMPLOYEE BENEFIT PLANS
     The Bank has a qualified 401(k) deferred compensation Retirement Savings Plan. All employees of the Bank who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation pursuant to section 401(k) of the Internal Revenue Code. The Bank matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the Bank may make an additional profit sharing contribution to the plan. Total expense was $182 thousand, $194 thousand and $276 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.
     The Corporation maintains a deferred compensation plan for certain existing employees and retirees. Expense under the plan was $26 thousand, $29 thousand and $33 thousand for the years ended December 31, 2008, 2007 and 2006, respectively. The liability under the Plan at December 31, 2008 and 2007 was $399 thousand and $427 thousand.
     The Corporation also has a postretirement benefit plan covering individuals retired from the Corporation that have met certain service and age requirements and certain other active employees that have met similar service requirements. The postretirement health care plan includes a limit on the Corporation’s share of costs for recent and future retirees. Expense under this plan for 2008, 2007, and 2006 was not material. The accrued postretirement benefit liability under this plan is also not material. Due to the immateriality of the plan, the disclosures required under U.S. generally accepted accounting principles have been omitted.
NOTE M — INCOME TAXES
     The provision for income taxes (credit) consists of the following:

	2008	2007	2006

Current expense	$1,911	$1,389	$1,778
Deferred expense	(924)	(213)	221

TOTALS	$987	$1,176	$1,999

     Effective tax rates differ from federal statutory rate of 35% applied to income before income taxes due to the following:

	2008	2007	2006

Statutory tax	$2,328	$2,485	$3,225
Effect of nontaxable interest	(1,053)	(1,039)	(968)
Bank owned life insurance net	(172)	(8)	8
Other	(116)	(262)	(266)

ACTUAL TAX	$987	$1,176	$1,999

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
     Deferred tax assets (liabilities) are comprised of the following:

	2008	2007

Deferred tax assets:
Allowance for credit losses	$1,943	$1,911
Net unrealized loss on securities available for sale	0	352
Security valuation	1,745	796
Deferred compensation	229	242
Deferred loan fees and costs	419	433
Capital loss carryover	265	247
Post-retirement benefits	147	140
Other	83	85

Gross deferred tax assets	$4,831	$4,206

Deferred tax liabilities:
Depreciation	$(692)	$(578)
Net unrealized gain on securities available for sale	(1,234)	0
Federal Home Loan Bank dividends	(735)	(674)
Prepaid expenditures	(106)	(140)
Other	(72)	(161)

Gross deferred tax liabilities	(2,839)	(1,553)

NET DEFERRED TAX ASSET	$1,992	$2,653

     No valuation allowance for deferred tax assets was recorded at December 31, 2008 and 2007. The capital loss carryover of $756 thousand, which can be used to offset future capital gain income, expires as follows: $155 thousand by December 31, 2010, $271 thousand by December 31, 2011, $280 thousand by December 31, 2012 and $50 thousand by December 31, 2013.
     At December 31, 2008 and December 31, 2007, the Corporation had no unrecognized tax benefits recorded. The Corporation does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.
     The Corporation is subject to U.S. federal income tax. The Corporation is no longer subject to examination by the federal taxing authority for years prior to 2005. The tax years 2005 — 2007 remain open to examination by the U.S. taxing authority.
NOTE N — RELATED PARTY TRANSACTIONS
     Certain directors, executive officers and associates of such persons were loan customers during 2008.
     A summary of related party loan activity is as follows:

Total loans at December 31, 2007	$6,076
New loans	417
Repayments	(681)

Total loans at December 31, 2008	$5,812

     Deposits from principal officers, directors, and their affiliates at year-end 2008 and 2007 were $1.87 million and $1.69 million.
NOTE O — EARNINGS PER SHARE
     The factors used in the earnings per share computation follow:

	2008	2007	2006

Basic EPS
Net income	$5,665	$5,925	$7,215

Weighted average shares outstanding	13,103,761	13,004,593	13,006,042

Basic earnings per share	$.43	$.46	$.55

Diluted EPS
Net income	$5,665	$5,925	$7,215

Weighted average shares outstanding for basic earnings per share	13,103,761	13,004,593	13,006,042
Effect of Stock Options	0	0	518

Weighted average shares for diluted earnings per share	13,103,761	13,004,593	13,006,560

Diluted earnings per share	$.43	$.46	$.55

     Stock options for 44,500 and 46,500 shares of common stock were not considered in computing diluted earnings per share for 2008 and 2007 because they were antidilutive.
NOTE P — OTHER COMPREHENSIVE INCOME (LOSS)
     Other comprehensive income (loss) components and related tax effects were as follows:

	2008	2007	2006

Net unrealized holding gains (losses) on available for sale securities	$2,294	$962	$2,383

Reclassification adjustment for (gains) losses realized in income	2,237	102	(550)

Net unrealized gains (losses)	4,531	1,064	1,833
Tax effect	(1,586)	(372)	(642)

Net-of-tax amount	$2,945	$692	$1,191

NOTE Q — SUBSEQUENT EVENT
     On January 7, 2009, the Corporation announced it had entered into a Stock Purchase Agreement to acquire all of the outstanding capital stock of Butler Wick Trust Company, a wholly-owned subsidiary of Butler Wick Corp. Under the Agreement, Farmers will acquire the capital stock of Butler Trust for cash in the amount of $12.125 million, subject to certain adjustments.
     The transaction is expected to close during the first quarter of 2009, or as soon after as reasonably practicable. The Agreement contains certain customary representations, warranties and covenants of the parties, and the consummation of the transaction is subject to a number of customary closing conditions and the approval of all required governmental and other regulatory entities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE R — QUARTERLY FINANCIAL DATA (UNAUDITED)

	March 31	June 30	September 30	December 31

Quarter Ended 2008
Total interest income	$11,198	$11,347	$11,808	$12,062
Total interest expense	5,364	4,954	4,922	4,707

Net interest income	5,834	6,393	6,886	7,355
Provision for loan losses	110	100	350	860
Other income	1,395	644	(249)	827
Other expense	5,006	5,095	5,269	5,643

Income before income taxes	2,113	1,842	1,018	1,679
Income taxes	389	308	19	271

Net income	$1,724	$1,534	$999	$1,408

Earnings per share — basic and diluted	$0.13	$0.12	$0.08	$0.11

	March 31	June 30	September 30	December 31

Quarter Ended 2007
Total interest income	$11,071	$11,332	$11,543	$11,592
Total interest expense	5,354	5,358	5,548	5,633

Net interest income	5,717	5,974	5,995	5,959
Provision for loan losses	60	55	70	385
Other income	1,597	1,140	1,155	516
Other expense	5,118	5,171	5,015	5,078

Income before income taxes	2,136	1,888	2,065	1,012
Income taxes	327	368	432	49

Net income	$1,809	$1,520	$1,633	$963

Earninas per share — basic and diluted	$0.14	$0.12	$0.13	$0.07
     During the quarter ended September 30, 2008, the Bank recorded a charge of $1.8 million for other-than-temporary impairment of securities, resulting in the lower net income for the quarter. Similarly, the Bank recorded an other-than-temporary impairment of securities in the amount of $873 thousand, resulting in the lower net income for the fourth quarter of 2007 compared to the other quarters presented.
NOTE S — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
     Below is condensed financial information of Farmers National Banc Corp. (parent company only). In this information, the parent’s investment in the Bank is stated at cost plus equity in undistributed earnings of the subsidiary since acquisition. This information should be read in conjunction with the consolidated financial statements and related notes.

	December 31, 2008	December 31, 2007

BALANCE SHEETS
Assets:
Cash	$1,235	$6796
Investment in bank subsidiary	75,170	66,337
Securities available for sale	944	1,130
Other	133	47

TOTAL ASSETS	$77,482	$74,310

Liabilities:
Dividends payable	$322	$345
Other accounts payable	58	45

TOTAL LIABILITIES	380	390

Stockholders’ equity:
Common stock	94,217	91,741
Retained earnings	6,096	7,233
Accumulated other comprehensive income (loss)	2,292	(653)
Treasury stock, at cost; 2,053,058 shares in 2008 and 1,892,730 shares in 2007	(25,503)	(24,401)

TOTAL STOCKHOLDERS’ EQUITY	77,102	73,920

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$77,482	$74,310

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
STATEMENTS OF INCOME

	2008	2007	2006

Years ended December 31,
Income:
Dividends from subsidiary bank	$0	$14,339	$8,677
Interest and dividends on securities	45	68	64
Security gains/(losses)	(87)	9	33

TOTAL INCOME	(42)	14,416	8,774

Other expenses	(249)	(172)	(190)

Income before income tax benefit and undistributed subsidiary income	(291)	14,244	8,584
Income tax benefit	99	32	32
Equity in undistributed net income of subsidiary (dividends in excess of net income)	5,857	(8,351)	(1,401)

NET INCOME	$5,665	$5,925	$7,215

STATEMENTS OF CASH FLOWS

	2008	2007	2006

Years ended December 31,
Cash flows from operating activities:
Net income	$5,665	$5,925	$7,215
Adjustments to reconcile net income to net cash provided by operating activities:
Security (gains)/losses	49	(9)	(33)
Impairment of securities	38	0	0
Dividends in excess of net income (Equity in undistributed net income of subsidiary)	(5,857)	8351	1401

Other	(102)	(44)	(52)

NET CASH FROM OPERATING ACTIVITIES	(207)	14,223	8,531

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	1,600	1,600	1,600
Proceeds from sales of securities available for sale	61	9	77
Purchases of securities available for sale	(1,587)	(1,569)	(1,570)

NET CASH FROM INVESTING ACTIVITIES	74	40	107

Cash flows from financing activities:
Purchase of treasury stock	(1,102)	(3,986)	(3,511)
Dividends paid	(6,802)	(8,409)	(8,231)
Proceeds from dividend reinvestment	2,476	3,375	3,748

NET CASH FROM FINANCING ACTIVITIES	(5,428)	(9,020)	(7,994)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,561)	5,243	644

Beginning cash and cash equivalents	6,796	1,553	909

Ending cash and cash equivalents	$1,235	$6,796	$1,553

BOARD OF DIRECTORS
SENIOR OFFICERS
Frank L. Paden, President & CEO
John S. Gulas, Chief Operating Officer
Carl D. Culp, Executive Vice President, Cashier & CFO
Donald F. Lukas, Senior Vice President Bank Systems
Mark L. Graham, Senior Vice President and Senior Loan Officer
Kevin J. Helmick, Vice President Retail Services
Bradley S. Henderson, Vice President Facilities Management/Security
Amber B. Wallace, Vice President Marketing

PROFESSIONAL SERVICES
Professional services offered by Farmers National Investments located at Farmers National Bank
•	Portfolio Strategy

•	Insurance Needs

•	Asset Allocation

•	Mutual Funds

•	Retirement Planning

•	College Funding

•	Tax-Favored Investing

•	Long Term Care Concerns

•	Business Owner Needs

•	Estate Issues*
Our Investment and Insurance Professionals will be glad to take the time to discuss your needs and aspirations.
Whether you are seeking to create or revise an individualized financial plan, or are interested in a specific product, we have the experience to assist you.
We can help you determine which products and services make the most sense for you. Our Investment and Insurance Professionals bring a wealth of common sense, experience and objectivity to your financial planning.
PrimeVest Financial Services, Inc., is an independent registered broker/dealer. Member FINRA/SIPC. Securities and insurance products offered by PrimeVest located at Farmers National Bank:
•	Not FDIC Insured

•	May go down in value

•	Not Financial Institution guaranteed

•	Not a deposit

•	Not insured by any federal government agency

*	Please note that neither PrimeVest nor any of its representatives may give legal or tax advice.

PrimeVest Financial Services, Inc. is an independent, registered broker-dealer, member SIPC/FINRA. Securities and insurance products offered by PrimeVest:- Not FDIC/NCUSIF insured — May go down in value — Not financial institution guaranteed — Not a deposit — Not insured by any federal government agency. Advisory services may only be offered by Investment Adviser Representatives in connection with an appropriate PrimeVest Advisory Services Agreement and disclosure brochure as provided.

FNFG
Farmers National Financial Group
Farmers National Financial Group is the name designated as the umbrella term for the range of investment, insurance, trust and advisory services we now offer or will soon be in position to provide. The advent of the Farmers National Financial Group reflects your Corporation’s long-term strategy to become the area’s premier and comprehensive financial partner to consumers, business owners and investors from all walks of life.
Farmers National Investments
In 2008, we announced a new private label name for our retail brokerage department. Formerly marketed as PrimeVest (located at Farmers National Bank), our investment department is now Farmers National Investments. The PrimeVest name had been used because of the broker/dealer relationship that PrimeVest continues to provide. PrimeVest, an independent registered broker/dealer continues to provide those services. By making clear to potential brokerage clients our investment services affiliation with the bank, we access the valuable brand equity of our trusted banking brand.
Farmers Trust
In early 2009, your Corporation announced the purchase of the Butler Wick Trust Company, the Mahoning Valley’s only locally headquartered trust. As you may be aware, a trust is a Corporation organized to perform the fiduciary functions of trusts and agencies. The term “trust” refers to the ability of the institution’s to act as a trustee — one who administers financial assets on behalf of another. Your Board and Management Team recognized that acquiring the existing client base of this trust and its staff of seasoned professionals provided a far superior opportunity over starting a trust from the ground up.
Farmers National Advisory
Characterized by a higher-level service agreement between the Investment Adviser Representative and the client, Farmers National Advisory offers a fee-based alternative to the traditional commission model. Utilizing an Investment Advisory Planning Process, the advisor and client assess and monitor market changes, tax considerations, wealth goals, risk preferences, life changes and more as they develop and maintain the client’s investment plan.
Farmers National Insurance
Over the course of this past year, we laid the groundwork for the impending rollout of Farmers National Insurance. From auto and home, to life, health, casualty and more, we are confident we will capture a diversity of marketplace opportunities by meeting a range of insurance needs. This endeavor will “close the loop” on our intention to offer a full 360° of financial services.

ROCK SOLID SAFE HARBOR
The theme of this year’s annual report, Rock Solid Safe Harbor, and the imagery we created for the front cover, serves as a metaphor for the role that Farmers National Bank played in the financial lives of many of our customers in 2008. The stability of our assets and the solidity of our performance this past year in turbulent economic times contrasted with that of many financial institutions. Our legacy of fiscal responsibility and continuing capacity to provide capital, products and services made your Bank a beacon for new and existing customers alike.
FARMERS NATIONAL BANC CORP.
20 SOUTH BROAD STREET P.O. BOX 555 CANFIELD, OHIO 44406