Form 10-K, Exhibit 13
period 2009-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2010-03-16
CIK 709337

Exhibit 13
BE SURE OF WHERE YOU’RE STANDING... AND THEN STAND STRONG.

FARMERS
NATIONAL BANK

FARMERS NATIONAL BANC CORP. | 2009 ANNUAL REPORT

CORPORATE PROFILE
Farmers National Banc Corp. (the “Corporation”) is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Corporation has three subsidiaries, Farmers National Bank of Canfield (the “Bank”), an independent community bank with 16 offices; Farmers Trust Company, a non-depository trust bank; and Farmers National Insurance, LLC. The Corporation and its subsidiaries operate in one industry, domestic banking.
The Farmers National Bank of Canfield, chartered in 1887 as a national bank, is a full-service financial services company engaged in commercial and retail banking. The Bank’s main office is located at 20 South Broad Street, Canfield, Ohio. Business is conducted at a total of sixteen (16) retail offices and two (2) trust offices located in the counties of Mahoning, Columbiana and Trumbull. In addition, the Bank provides 24-hour access to a network of Automated Teller Machines and offers Internet and telephone banking services. As a national banking association, the Bank is a member of the Federal Reserve System, subject to supervision and regulation of the Comptroller of the Currency, and deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. The Bank is affected also by the monetary and fiscal policy of the United States and of various regulatory agencies.
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
CORE VALUES / BELIEFS
Integrity Respect
Diligence
Stewardship
Commitment
Relationships
MISSION STATEMENT
“Our organization will strive to be the premier financial partner providing the best products and services to achieve innovative solutions for customers, associates, shareholders and the community. We will do so with integrity, respect and commitment to quality.”

TABLE OF CONTENTS

Financial Highlights	3
Letters To Our Shareholders	4-9
Investor Information	10
Selected Financial Data	11-13
Management’s Discussion & Analysis	13-22
Management’s Report	23
Report Of Independent Auditors	24
Consolidated Financial Statements & Notes	25-44
Philanthropy	45
Farmers National Financial Group	46
Board Of Directors & Executive Team	47
FINANCIAL HIGHLIGHTS
(Dollar Amounts in Thousands Except for Per Share Data)

For the Year	2009	2008	2007
Net Income	$5,842	$5,665	$5,925
Return on Average Assets	0.60%	0.67%	0.74%
Return on Average Equity	7.32%	7.67%	7.95%

Per Share

Net Income (Basic)	$0.44	$0.43	$0.46
Net Income (Diluted)	0.44	0.43	0.46
Book Value	5.96	5.83	5.67

Balances at Year-End

Total Assets	$1,014,808	$880,370	$798,236
Earning Assets	948,187	829,173	745,482
Total Deposits	777,552	648,010	593,428
Net Loans	601,995	546,452	508,647
Total Stockholders’ Equity	80,628	77,102	73,920
Cash Dividends	4,801	6,802	8,309

Common Shares Outstanding	13,520	13,230	13,028

FROM THE DESK OF:
FRANK L. PADEN, PRESIDENT & CEO
AND JOHN S. GULAS, EXECUTIVE VICE PRESIDENT & COO
To Our Shareholders:
On behalf of your Board of Directors, it is our distinct pleasure to present our Annual Report to Shareholders for 2009. The theme of this year’s Annual Report, “Standing Strong”, speaks to your Corporation’s continuing position of strength and stability in the midst of, and at times, an unpredictable national economic financial environment.
Your Corporation has responded to the needs and demands of this economic climate with what can accurately be described as “accelerated productivity.” Indeed, it would be difficult to point to any prior year in Farmers’ 122 year history in which we have successfully pursued and implemented so many goals and objectives.
To say that these last two years have been eventful would be beyond an understatement. This period was dominated by the worst financial crisis since the Great Depression. The financial services industry was directly impacted by reports that the mounting credit and liquidity crisis had overwhelmed what were once some of the worlds’ most powerful financial institutions. During those times, our industry saw major corporate consolidations, bank failures, government investment into corporations and heightened regulatory scrutiny to deal with the worsening in the credit markets. Financial institutions under stress were forced to make some very difficult decisions.
From left to right:
John S. Gulas, Executive Vice President & COO, Frank L. Paden, President & CEO and Carl D. Culp, Executive Vice President & CFO
Our Corporation is certainly not immune to these issues in the current economic environment; however, we are able to share with you in this Annual Report results that demonstrate growth in many categories of our business in 2009. Additionally, we made strategic decisions and advancements in processes and systems that will position us ahead of most of our peers and alongside many of the most progressive larger financial institutions.
We would not attempt to list all the achievements our Company accomplished during 2009. Some of those are highlighted below and you will find additional reports on Farmers National Investments and our wholly owned subsidiaries, Farmers Trust Company and Farmers National Insurance, LLC.
Reflecting balance sheet growth in 2009 in loans and deposits, your Corporation exceeded the $1 Billion mark in total assets for the first time in its history. In the banking industry, $1 Billion in total assets is often seen as a symbolic benchmark separating smaller community banks from community banks with a more significant role in the competitive marketplace.
CREDIT
Our loan portfolio increased 10% during 2009, reflecting substantial development in our traditionally strong automobile financing programs, which grew by approximately 24%.This is a time when local dealers and customers needed support and financing. Additionally, our commercial real estate loan portfolio grew 11% and our commercial and industrial (C&I) loan portfolio increased approximately 8%, year over year.
As a group, our commercial loan officers exceeded their aggressive target goals for 2009. As always, our desire to grow our business was measured against our long-instilled culture of fiscal conservatism and prudent risk management. We strive for that balance, which in our view, creates long-term shareholder value. When others exited the credit markets in our regional business marketplace, it is fair to say that our Company was perceived as the “Bank of Choice” for credit-worthy companies with a sound business model who were seeking capital this past year to grow and expand their business.

In 2009, we continued to emphasize our objective to make loans to creditworthy borrowers, conduct sound analysis of financial and collateral information, work constructively with borrowers experiencing difficulties and confront credit problems in a forthright and timely manner. We increased staff, devoted resources and re-engineered our credit administration processes to respond to signals that were identified in our loan portfolio.
The Bank experienced an increase in the asset quality ratio that measures nonperforming loans as a percentage of total loans during 2009. Our ratios remain better than peer groups at the local, state and regional level. However, levels of foreclosures and bankruptcy filings continue to rise and our markets continue to be impacted by high unemployment, depressed real estate values and high vacancy rates on commercial real estate. Net loan losses increased during 2009 and management took the necessary steps to provide reserves for these losses and for ongoing stress on the loan portfolio.
CAPITAL
The financial crisis highlighted the critical role that capital serves as the protection against loss, liquidity risk and insolvency. Financial institutions operate under a risk-based capital structure that risk-rates each of the assets on the bank’s balance sheet. Capital levels are then determined based on the risk analysis conducted by management and regulatory agencies. Financial institutions are being called on to conduct more robust capital analysis and planning to deal with growth initiatives, negative trends in asset quality and impairments in the investment portfolios; all of which could weaken capital levels. As part of the solution to improve capital levels, we are in an era where many institutions have curtailed or eliminated cash dividends to shareholders. Another factor that impacts capital is growth. As our Company continues to grow assets, more capital is required to support that growth.
Our Board of Directors and Management are in the midst of a comprehensive capital planning process that will give us the direction that we need to take to enable us to grow, practice prudent risk management, provide the capital levels to insure the Bank’s safety and soundness initiatives and enhance the long-term return to shareholders.
Community bank stock valuations did not demonstrate the recovery hoped for in 2009, and while this holds true for your Corporation as well, our current yield on cash dividends remains better than that of our peers.
For a more detailed explanation of your Company’s financial performance during 2009, please see the report prepared by Mr. Carl D. Culp, our Executive Vice President and Chief Financial Officer included in this Annual Report.
CORE SYSTEMS UPGRADES
As pleased as we are to point to our business development growth in 2009, we take equal pride in the successful deployment of several internal initiatives that show great promise for advancing your Company’s competitive position and for creating shareholder value. Specifically, we succeeded in implementing seven key system conversions over the course of five intensive months in 2009. These conversions are tantamount to re-engineering of the technology and processing core of our Bank, and included the following:
• Fiserv Core System — this included a total conversion of an in-house operating system to a more robust outsourcing solution for core banking systems.
• ATM processing — this conversion consisted of our decision to process all ATM, debit, credit and point of sale transactions directly through our core processing vendor.
• Mark IV — this new product gives our credit department a more efficient method to process consumer loan applications and automate all the processing accordingly.
• Compliance One — this product upgraded our lending documentation processes to a more efficient and consistent methodology.
• Funds Express Internet Banking — this technology upgrade provided us with a new vendor for a suite of on-line banking products along with a comprehensive cash management system for the corporate banking customers.
• Telephone Banking — as part of the new on-line banking vendor, we converted our previous telephone banking product to a more secure system for our customers.
• Bill Pay — this product was enhanced and added as a “free” service to be included in conjunction with our on-line banking product.
To our valued shareholder, we can say with assurance this represents a major technology investment and process leap forward for your Company. We now have the tools and procedures to offer our clients products and services commensurate with their needs in today’s quickly changing consumer and business environment. We can also report advancements in other key areas of our evolving business model.
RETAIL BANKING GROWTH
A key strategic priority for 2009 was to significantly increase our market share in our geographic footprint. Our retail banking division reported strong production results for 2009. Our branch network reported increases of 17% in core deposits, far exceeding our targets for success. This team of personal bankers was also successful by increasing branch loan production and commercial loan referrals by approximately 30% over the previous year.

Deposit growth increased alongside the growth in our overall loan portfolio. Total deposits increased by 20%, with exceptional growth in our Money Market Index product, which increased approximately 48% during the year. Our talented team of personal bankers executed the Bank’s strategic initiatives to generate new deposit relationships and increase market share during 2009. Management provided the foresight to refine and enhance the deposit products to meet the demands of our new and existing core deposit account holders.
During this year, we undertook a total remodeling of our Cornersburg branch demonstrating our commitment to that community to provide the best of facilities and services in a market that we have serviced for nearly 40 years. In addition, we continue to position ourselves for future growth opportunities in the marketplace.
FARMERS NATIONAL FINANCIAL GROUP
One of the emerging trends is to focus on fee-based businesses and service lines. The core of the 2010 focus will be on our Insurance Agency, Investments and Trust Company. With that said, we created Farmers National Insurance LLC, a separate entity under the holding company that operates within our Retail Banking Division. This full service insurance agency, which is managed by Mr. David Frank, is fully functional and we are just in the final stages of introducing and marketing this product and service to all customers. In February 2010, we contracted with Insuritas, the nation’s leading provider of outsourced insurance agencies to provide our Company with a turnkey, outsource insurance agency solution that takes full advantage of technology. This strategic commitment provides our customer with a full-service insurance agency where we own and operate the agency under our new insurance division, Farmers National Insurance. This outsourced insurance agency solution will be fully operational in the second quarter of 2010.
Our wealth management division of Farmers National Investments expanded during 2009 with the addition of a fourth investment representative to our branch network. Mr. Dan Cvercko was promoted to Investment Manager and he led his team of investment representatives to a record level of production during the past year. This business line contributed nearly $500,000 in net revenue to the Corporation.
The final piece of Farmers National Financial Group is the 2009 acquisition of the Farmers Trust Company. With over $832 Million in assets under management, Farmers Trust is the largest independently owned trust company in the State of Ohio. Mr. James H. Sisek, Esq., President & CEO manages this Trust Company that has offices located in Youngstown and Howland. Mr. Sisek provides a full report on the Trust Company and their achievements and contributions to the Corporation and the community in this Annual Report on the pages that follow.
Charles Darwin, the English Naturalist & Author once wrote, “It is not the strongest of the species that survive, nor the most intelligent, but the one most responsive to change.” Over the past year, much has been asked of the dedicated Directors, Officers and Employees of the Corporation. They have more than risen to that challenge and responded to the changes.
In closing, we want to thank you for your continued support — for “Standing Strong” with this Company and its bright and developing future. There are always going to be challenges to face and new opportunities to seize. At 122 years old and counting, our team is proud of what we have accomplished and poised to look forward to continue to fill our role in the community and to create value for our shareholders for generations to come.
Sincerely,
Frank L. Paden
President & CEO
John S. Gulas
Executive Vice President & COO

FROM THE DESK OF:
CARL D. CULP, EXECUTIVE VICE PRESIDENT & CFO
To Our Shareholders:
The following paragraphs provide a brief overview of relevant information regarding your Company’s financial performance in 2009.
Net income for 2009 was $5.8 million, or $0.44 basic and diluted earnings per share compared to $5.7 million, or $0.43 diluted earnings per share in 2008, increases of 3.12% and 2.33% respectively. The results for 2008 included a pre-tax charge of $2.711 million representing a reclassification and recognition of an other-than-temporary impairment of securities, compared to $74 thousand in impairment charges in 2009.
The net interest margin improved from 3.58% for the year ended December 31, 2008 to 3.88% for 2009, or 30 basis points. Total average earning assets increased 14.19% while the yields on those average-earning assets decreased 39 basis points from 6.11% in 2008 to 5.72% in 2009. Total interest bearing liabilities increased 17.37%, and the cost on the average interest-bearing liabilities decreased from 2.85% in 2008 to 2.01% in 2009 or 84 basis points. The decrease in cost was the result of depositors investing in short-term time deposits and money market instruments, the continued repricing of maturing time deposits in the continued low interest rate environment, combined with an increase in repurchase agreements held by wholesale customers. The increase in net interest margin combined with a higher level of earning assets resulted in a significant improvement in net interest income from the previous year.
Noninterest income, excluding the impairment charges mentioned above, increased by $4.134 million in 2009, primarily resulting from an addition of $3.469 million in trust income. Earlier in the year, the Company successfully completed the acquisition of Butler Wick Trust Company, which has since been renamed Farmers Trust Company. The Trust Company acquisition complements our core retail banking and asset management services.
DEPOSITS
Total deposits increased 20% during the past year, as our Company developed relationships with new customers along with a continued movement of funds to deposits from equity markets as customers seek liquidity and security. The Company prices deposit rates to remain competitive within the market to retain customers. The effect of lower short-term interest rates during the year and a shift to short term deposit products and repurchase agreements by customers resulted in total interest expense decreasing $3.4 million in 2009.
Strategies for 2010 include a continued focus on growth in our level on noninterest bearing deposits; offer time deposit products in specific time periods to balance our exposure to potentially rising interest rates; and remain focused on lowering our overall cost of funds.
LOANS
Net loans increased 10.16% during 2009. The Company continues to build on a strategy developed a few years ago to diversify the loan portfolio and employ a more balanced portfolio management model between commercial, commercial real estate, residential real estate and consumer loans. At year-end, we have approximately 13% of the loan portfolio in commercial loans, 35% in commercial real estate loans, 30% in residential real estate loans and 22% in consumer loans. Each of the loan categories experienced solid growth during 2009, but we especially realized significant increases in our commercial real estate and consumer non-real estate loan portfolios. Our team of experienced loan officers remain focused on increasing our portfolio by building long-term customer relationships.
Our management team has taken a proactive stance to address asset quality deterioration, most notably in the commercial real estate portfolio. During the year, management provided $6.05 million to the allowance for loan losses. Two key ratios to monitor asset quality performance are the net charge-offs/average loans and the allowance for loan losses/non-performing loans. At year-end 2009, these ratios were .71% and 73% respectively compared to .26% and 104% in 2008. As a result of these changes, we increased the allowance for loan losses in 2009. Management remains diligent in monitoring local economic conditions and the impact that it may have on our loan portfolio.
Loan strategies for the upcoming year are to grow balances in our loan portfolios responsibly while maintaining our underwriting standards and carefully pricing new loans in a potentially rising interest rate environment.
STOCKHOLDERS EQUITY
Shareholder’s Equity increased $3.5 million or 4.6% during 2009. At the end of the year, the Bank is “well capitalized” under regulatory guidelines. In order to preserve capital and create a stronger position for long-term shareholder value, we decreased our quarterly cash dividend to $0.06 per share during the third quarter Total cash dividends declared were $4.8 million in 2009 and $6.8 million in 2008.
Equity strategies for 2010 include: increase earnings and preserve capital; and evaluate opportunities to raise new capital through various alternatives to support growth initiatives.
Even during these difficult economic times, our Company was able to report another year of strong earnings, with a 3% increase over 2008 results. Every Board member, Officer and Employee plays an important part in achieving these financial results. We will continue to remain focused on our core values as we strive to build shareholder value.
Sincerely,
Carl D. Culp,
Executive Vice President & CFO

FROM THE DESK OF:
JAMES H. SISEK, ESQ. PRESIDENT & CEO
AND WILLIAM HANSHAW, ESQ. EXECUTIVE V.P. & SECRETARY

James H. Sisek, Esq. President & CEO	William Hanshaw, Esq. Executive V.P. & Secretary
To Our Shareholders:
2009 has been both an exciting and challenging year for the Trust Company. We have weathered a tumultuous financial market and yet still remain strong. Despite the market fluctuations, our assets have grown this year from approximately $622 million to approximately $822 million. Although our name has changed, our staff, location and commitment to the Valley remain unchanged. We are confident that Farmers Trust Company adds greatly to the value of your investment in Farmers National Banc Corp. It is our pleasure to share some information regarding Farmers Trust Company.
COMPANY PROFILE
Farmers Trust Company, formerly known as Butler Wick Trust Company, was originally incorporated in Sharon, Pennsylvania in December 1995, with the Youngstown, Ohio office as its “operation center.” In 1998, as a result of changes in Ohio law, Butler Wick Trust Company was re-incorporated in Ohio as a state chartered bank authorized by the Ohio Division of Financial Institutions to conduct trust business, and the current downtown Youngstown site became headquarters. In 2000, the Trust Company decided to expand its presence in the Trumbull County market by opening a Howland office staffed with five employees and headed by Attorney William Hanshaw. On April 1, 2009, Farmers National Banc Corp. completed its acquisition of Butler Wick Trust Company from United Community Financial Corporation. In May 2009, Butler Wick Trust Company officially changed its name to Farmers Trust Company, a subsidiary of Farmers National Banc Corp. holding company, while maintaining the same staff and locations.
Farmers Trust Company, the only locally owned trust company in the Mahoning Valley, began with just seven employees growing to a current staff of 30 with two locations. Attorney James H. Sisek, President of Farmers Trust Company, operates the Trust Company’s Youngstown office at 100 Federal Plaza East, Youngstown, Ohio, 44503, and Attorney William Hanshaw, Executive Vice President supervises the Howland location at 1695 Niles-Cortland Rd., NE, Suite 2, Warren, Ohio 44484. Farmers Trust Company maintains its own Administrative, Investment, Operations, Tax, Employee Benefits and Business Development Departments. We proudly provide quality service through a professional team of employees on a local level; both a strength and a uniqueness of our firm.
Farmers Trust Company is regulated and examined by the State of Ohio, Division of Financial Institutions. Our external auditors are Crowe Horwath, LLP and our internal auditors are Packer Thomas & Co., CPA.
INVESTMENT MANAGEMENT
Farmers Trust Company is skilled in administering all types of trusts and provides professional and thorough administration of estates, personal trusts, charitable trusts and employee benefit plans.
The Investment Department has assisted several not-for-profit organizations with the development of their own respective investment policies and manages investments in accordance with The Ohio Prudent Investors Act and the objective of each client. The following graph illustrates the growth of the Trust Company:

CHARITABLE TRUSTS
The Trust Company manages in excess of $100 million for many qualified charities, individuals and foundations throughout the greater community. In 2009, over $6 million was distributed to organizations either at the direction of the donor or under the terms of the trust agreement for charitable trusts, and as gifts from individual trusts. The beneficiaries of these charitable and personal trusts are vast and varied. Area colleges and universities received in excess of $1,064,000 with approximately $620,000 distributed to Youngstown State University for various scholarship programs including early instruction programs such as Academic Achievers. Over $875,000 was donated in support of cultural programs such as Mahoning Valley Historical Society, Friends of Fellows Riverside Garden, Henry H. Stambaugh Auditorium Association, The Youngstown Playhouse and The Youngstown Symphony, as well as local parks and historical societies. Over $646,000 was distributed for humanitarian services to organizations such as Habitat for Humanity, American Red Cross, Easter Seals, Hospice, The Rescue Mission and others. St. Elizabeth Medical Center, Akron Children’s Hospital and Trumbull Memorial Hospital along with other health providers received over $759,000. The American Cancer Society, American Diabetes Association and Multiple Sclerosis Society were the recipients of more than $90,000 to benefit medical research. Local churches and temples received donations of over $466,000.
Other beneficiaries such as the YWCA, YMCA, United Way, Special Olympics, Girl Scouts, Boy Scouts and many more throughout our community received assistance through donations totaling more than $785,000.
Clients of Farmers Trust Company are among the most generous in the Valley as evidenced by the chart below:
EMPLOYEE BENEFIT DIVISION
The Trust Company’s Employee Benefit Division is a highly specialized department of $160 million in managed assets within the Trust Company servicing the overall retirement needs of clients. We provide full personalized administrative and record keeping services for all types of retirement plans, including various defined contribution plans, such as profit sharing, 401(k)’s and money purchase pension plans, defined benefit pension and 403(b) plans as well as the administration and investment management of larger IRA rollover accounts. Certified Specialists ensure all client retirement plans follow the rigorous government imposed regulations to fulfill strict compliance and audit issues, whether in a daily valuation and/or cash balance forward environment. The Trust Company can serve in the capacity of Plan Trustee, Investment Manager and/or Custodian, thus relieving clients of any or all fiduciary liability issues with regards to the plan administration or management of their plan’s assets. Other services provided include: sponsored IRS approved prototype plan documents, consulting and plan design services to clients, conducting participant enrollment and 404(c) educational meetings, all tax reporting for both plan and participants, 24/7 web site access and toll free numbers.
CONCLUSION
Our locally owned, operated, staffed and controlled Trust Company offers outstanding professional estate planning, trust, investment and retirement services. Your family deserves a professional trustee who knows you as an individual rather than an account number. Consider a conversation with one of our trust officers at your convenience.
Sincerely,

James H. Sisek, Esq.
President & CEO

William Hanshaw, Esq.
Executive V.P. & Secretary

INVESTOR INFORMATION
Corporate Headquarters: Farmers National Banc Corp., 20 South Broad Street, P.O. Box 555, Canfield, OH 44406. Phone 330-533-3341 or Toll Free 1-888-988-3276.
Web site: www.fnbcanfield.com
Dividend Payments: Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December.
Dividend Reinvestment Plan (DRIP): Registered shareholders can purchase additional shares of Farmers’ common stock through Farmers Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends and the safekeeping of stock certificates. To obtain our Plan prospectus, contact Susan Better at the Bank or e-mail exec@fnbcanfield.com.
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
Form 10-K: A copy of the Annual Report filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Corporation, to the attention: Mr. Carl D. Culp, Treasurer, Farmers National Banc Corp., 20 South Broad Street, P.O. Box 555 Canfield, OH 44406
Common Stock Listing and Information as to Stock Prices and Dividends: The common stock of the Corporation trades on the OTC Bulletin Board under the symbol FMNB.OB. There are approximately 13 local and/or regional brokerage firms that are known to be relatively active in trading the Corporation’s common stock. Set forth in the accompanying table are per share prices at which common stock of the Corporation has actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Corporation. Also included in the table are dividends per share paid on the outstanding common stock and any stock dividends paid. As of December 31, 2009, there were 13,519,605 shares outstanding and 3,760 shareholders of record of common stock.
MARKET AND DIVIDEND SUMMARY

Dividend Date	High	Low	Dividend

March 2008	$9.15	$6.84	$0.16
June 2008	$8.45	$7.00	$0.12
September 2008	$7.55	$5.15	$0.12
December 2008	$7.35	$3.55	$0.12

March 2009	$6.74	$3.65	$0.12
June 2009	$6.80	$4.70	$0.12
September 2009	$6.20	$4.70	$0.06
December 2009	$5.40	$4.00	$0.06
The following graph compares the cumulative 5-year total return to shareholders on Farmers National Banc Corp.’s common stock relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Bank index. The graph assumes that the value of the investment in the company’s common stock and in each of the indexes (including reinvestment of dividends) was $100 on 12/31/2004 and tracks it through 12/31/2009.

	12/04	12/05	12/06	12/07	12/08	12/09

Farmers National Banc Corp.	100.00	83.41	73.16	57.09	28.12	39.76
NASDAQ Composite	100.00	101.33	114.01	123.71	73.11	105.61
NASDAQ Bank	100.00	98.57	111.92	89.33	71.39	60.47
The stock price performance included in this graph is not necessarily indicative of future stock price performance.

SELECTED FINANCIAL DATA
(Table Dollar Amounts In Thousands except Per Share Data)

For the Years Ending December 31,	2009	2008	2007	2006	2005

SUMMARY OF EARNINGS
Total Interest Income (including fees on loans)	$49,775	$46,415	$45,538	$44,098	$42,481
Total Interest Expense	16,547	19,947	21,893	20,199	15,236

Net Interest Income	33,228	26,468	23,645	23,899	27,245
Provision for Loan Losses	6,050	1,420	570	200	649
Noninterest Income (1)	9,388	2,617	4,408	5,134	4,386
Noninterest Expense	29,655	21,013	20,382	19,619	20,212

Income Before Income Taxes	6,911	6,652	7,101	9,214	10,770
Income Taxes	1,069	987	1,176	1,999	2,710

NET INCOME	$5,842	$5,665	$5,925	$7,215	$8,060

PER SHARE DATA
Basic earnings per share	$0.44	$0.43	$0.46	$0.55	$0.62
Diluted earnings per share	0.44	0.43	0.46	0.55	0.62
Cash Dividends Paid	0.36	0.52	0.64	0.64	0.64
Book Value at Year-End	5.96	5.83	5.67	5.83	5.82
Tangible Book Value (2)	5.41	5.83	5.67	5.83	5.82

BALANCES AT YEAR-END
Total Assets	$1,014,808	$880,370	$798,236	$821,584	$827,069
Earning Assets	948,187	829,173	745,482	778,719	776,300
Total Deposits	777,552	648,010	593,428	619,747	630,800
Short-Term Borrowings	125,912	105,435	74,174	77,792	76,963
Long-Term Borrowings	27,169	46,464	52,455	41,602	39,508
Net Loans	601,995	546,452	508,647	502,594	506,054
Total Stockholders’ Equity	80,628	77,102	73,920	76,223	75,864

AVERAGE BALANCES
Total Assets	$970,163	$841,630	$804,968	$818,549	$828,180
Total Stockholders’ Equity	79,775	73,889	74,615	75,143	77,475

SIGNIFICANT RATIOS
Return on Average Assets (ROA)	0.60%	0.67%	0.74%	0.88%	0.97%
Return on Average Equity (ROE)	7.32	7.67	7.95	9.60	10.40
Average Earning Assets/Average Assets	92.79	93.68	94.86	94.98	94.59
Average Equity/Average Assets	8.22	8.78	9.26	9.18	9.35
Loans/Deposits	78.37	85.18	86.63	82.00	81.15
Allowance for Loan Losses/Total Loans	1.21	1.01	1.06	1.10	1.14
Allowance for Loan Losses/Nonperforming Loans	73.25	104.05	231.22	324.85	290.57
Efficiency Ratio (On tax equivalent basis)	67.00	63.02	68.00	65.04	61.54
Net Interest Margin	3.88	3.58	3.33	3.29	3.67
Dividend Payout Rate	82.18	120.07	140.24	115.14	103.08
Tangible Common Equity Ratio (3)	7.26	8.76	9.26	9.28	9.17

(1)	Noninterest income includes a securities impairment charge of $74 thousand, $2.711 million and $873 thousand respectively for the years ended December 31, 2009, 2008 and 2007.

(2)	Tangible book value per share is Total Stockholders’ Equity minus goodwill and other intangible assets divided by the number of shares outstanding.

(3)	Tangible common equity ratio is Total Stockholders’ Equity minus goodwill and other intangible assets divided by Total Assets minus goodwill and other intangible assets.

AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES
(Table Dollar Amounts In Thousands except Per Share Data)

	2009			2008			2007
	AVERAGE			AVERAGE			AVERAGE
Years Ended December 31,	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

EARNING ASSETS
Loans (1) (3) (5)	$581,629	$38,130	6.56%	$515,671	$35,351	6.86%	$508,812	$35,203	6.92%
Taxable securities (2)	224,784	9,399	4.18	183,201	8,063	4.40	168,074	7,017	4.17
Tax-exempt securities (2) (5)	60,911	3,667	6.02	67,666	3,985	5.89	70,413	4,112	5.84
Equity securities (4) (5)	5,147	263	5.11	7,414	420	5.66	9,360	664	7.09
Federal funds sold	27,769	32	0.12	14,402	338	2.35	6,970	342	4.91

Total earning assets	900,240	51,491	5.72	788,354	48,157	6.11	763,629	47,338	6.20

NONEARNING ASSETS
Cash and due from banks	23,098			23,089			21,774
Premises and equipment	14,230			14,363			14,630
Allowance for Loan Losses	(6,377)			(5,433)			(5,597)
Unrealized gains (losses) on securities	5,980			(1,089)			(2,264)
Other assets (1)	32,992			22,346			12,796

Total Assets	$970,163			$841,630			$804,968

INTEREST-BEARING LIABILITIES
Time deposits	$312,511	$9,742	3.12%	$286,980	$12,216	4.26%	$270,269	$12,675	4.69%
Savings deposits	238,618	2,670	1.12	186,022	2,964	1.59	166,840	3,334	2.00
Demand deposits	101,470	314	0.31	97,401	468	0.48	97,362	547	0.56
Short term borrowings	123,758	1,847	1.49	80,621	2,047	2.54	80,174	2,957	3.69
Long term borrowings	45,543	1,974	4.33	49,261	2,252	4.57	50,536	2,380	4.70

Total Interest-Bearing Liabilities	821,900	16,547	2.01	700,285	19,947	2.85	665,181	21,893	3.29

NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS’ EQUITY
Demand deposits	64,563			62,350			60,632
Other Liabilities	3,925			5,106			4,540
Stockholders’ equity	79,775			73,889			74,615

Total Liabilities and Stockholders’ Equity	$970,163			$841,630			$804,968

Net interest income and interest rate spread		$34,944	3.71%		$28,210	3.26%		$25,445	2.91%

Net interest margin			3.88%			3.58%			3.33%

(1)	Non-accrual loans and overdraft deposits are included in other assets.

(2)	Includes unamortized discounts and premiums. Average balance and yield are computed using the average historical amortized cost.

(3)	Interest on loans includes fee income of $2.30 million, $1.86 million and $1.68 million for 2009, 2008 and 2007 respectively and is reduced by amortization of $1.54 million, $1.09 million and $1.12 million for 2009, 2008 and 2007 respectively.

(4)	Equity securities include restricted stock, which is included in other assets on the consolidated balance sheets.

(5)	For 2009, adjustments of $496 thousand and $1.22 million are made to tax equate income on tax exempt loans and tax exempt securities. For 2008, adjustments of $386 thousand, $1.32 million, and $32 thousand respectively are made to tax equate income on tax exempt loans, tax exempt securities and to reflect a dividends received deduction on equity securities. For 2007, adjustments of $350 thousand, $1.37 million, and $83 thousand respectively are made to tax equate income on tax exempt loans, tax exempt securities and to reflect a dividends received deduction on equity securities. These adjustments are based on a marginal federal income tax rate of 34%, less disallowances.

RATE AND VOLUME ANALYSIS
(Table Dollar Amounts In Thousands except Per Share Data)
The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

	2009 change from 2008			2008 change from 2007
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate
TAX EQUIVALENT INTEREST INCOME
Loans	$2,779	$4,522	$(1,743)	$148	$475	$(327)
Taxable securities	1,336	1,830	(494)	1,046	632	414
Tax-exempt securities	(318)	(398)	80	(127)	(160)	33
Equity securities	(157)	(128)	(29)	(244)	(138)	(106)
Federal funds sold	(306)	314	(620)	(4)	365	(369)

Total interest income	$3,334	$6,140	$(2,806)	$819	$1,174	$(355)

INTEREST EXPENSE
Time deposits	$(2,474)	$1,087	$(3,561)	$(459)	$784	$(1,243)
Savings deposits	(294)	838	(1,132)	(370)	383	(753)
Demand deposits	(154)	20	(174)	(79)	0	(79)
Short term borrowings	(200)	1,095	(1,295)	(910)	16	(926)
Long term borrowings	(278)	(170)	(108)	(128)	(60)	(68)

Total interest expense	$(3,400)	$2,870	$(6,270)	$(1,946)	$1,123	$(3,069)

Increase (decrease) in tax equivalent net interest income	$6,734	$3,270	$3,464	$2,765	$51	$2,714

The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s discussion and analysis represents a review of the Company’s consolidated financial condition and results of operations. This review should be read in conjunction with the consolidated financial statements and footnotes.
Forward Looking Statements
When used in this annual report, or in future filings with the Securities and Exchange Commission, in press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “will likely result”, “are expected to”, “will continue”, “is anticipated”, “estimate”, “project”, or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results to be materially different from those indicated. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the market areas the Company conducts business, which could materially impact credit quality trends, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the market areas the Company conducts business, and competition, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.
Results of Operations:
Comparison of Operating Results for the Years Ended December 31, 2009 and 2008.
The Company’s net income totaled $5.842 million during 2009, compared to $5.665 million for 2008. On a per share basis, diluted earnings per share were $.44 as compared to $.43 diluted earnings per share for 2008. Common comparative ratios for results of operations include the return on average assets and return on average stockholders’ equity. For 2009 the return on average equity was 7.32% compared to 7.67% for 2008. The return on average assets was .60% for 2009 and .67% for 2008.
The results for 2008 included $2.711 million in pre-tax charges recognized for other-than-temporary impairment of securities, related mainly to Fannie Mae Series F preferred stock held in the Company’s investment portfolio. The current year’s impairment charge related to equity securities amounted to $74 thousand pre-tax.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Net interest income, the principal source of the Company’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2009, taxable equivalent net interest income increased $6.734 million or 23.87% from 2008. Interest-earning assets averaged $900.240 million during 2009 increasing $111.886 million or 14.19% compared to 2008. The Company’s interest-bearing liabilities increased 17.37% from $700.285 million in 2008 to $821.900 million in 2009.
The Company finances its earning assets with a combination of interest-bearing and interest-free funds. The interest-bearing funds are composed of deposits, short-term borrowings and long-term debt. Interest paid for the use of these funds is the second factor in the net interest income equation. Interest-free funds, such as demand deposits and stockholders’ equity, require no interest expense and, therefore, contribute significantly to net interest income.
The profit margin, or spread, on invested funds is a key performance measure. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest spread in 2009 was 3.71% increasing from 3.26% in 2008. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds including the substantial volume of interest-free funds. For 2009 the net interest margin, measured on a fully taxable equivalent basis increased to 3.88%, compared to 3.58% in 2008.
Total taxable equivalent interest income was $51.491 million for 2009, which is $3.334 million more than the $48.157 million reported in 2008. This increase is primarily the result of growth in the level of average earning assets, increasing 14.19% during 2009. Average loans increased $65.958 million or 12.79% in 2009, but the yields decreased from 6.86% in 2008 to 6.56% in 2009. Income from securities and federal funds increased $555 thousand or 4.33% in 2009, but the Company saw its yields on these assets decrease from 4.70% in 2008 to 4.19% in 2009. The average balance of investment securities and federal funds sold increased 16.84% in 2009, mainly due to increases in customer deposits.
Total interest expense amounted to $16.547 million for 2009, an 17.05% decrease from $19.947 million reported in 2008. The decrease in 2009 is the result of lower rates of interest paid on interest-bearing deposits and repurchase agreements. The cost of interest-bearing liabilities decreased from 2.85% in 2008 to 2.01% in 2009.
Management will continue to evaluate future changes in interest rates and the shape of the treasury yield curve so that assets and liabilities may be priced accordingly to minimize the impact on the net interest margin.
Other Income
Total other income, excluding pre-tax impairment charges discussed on page 13, increased by $4.134 million in 2009. Most of this increase is due to an addition of $3.469 million of trust income. During 2009, the Company completed an acquisition of Butler Wick Trust Company, now known as Farmers Trust Company. The acquisition of the Trust Company gives the Company the ability to provide investment, trust and estate services to private individuals and small corporate clients with a high level of attention and confidentiality. This addition to the Company significantly complements core retail banking and asset management.
Other income was also impacted by gains on the sales of securities. Security gains were $1.017 million in 2009 compared to $474 thousand in 2008.
Other Expenses
Total other expenses for 2009 increased 41.13% or $8.642 million from 2008, and was mainly the result of an increase of $3.52 million in salaries and employee benefits, $1.36 million in FDIC insurance premiums, $453 thousand in merger costs and $449 thousand in amortization associated with the Trust Company acquisition. Most of the $3.52 million increase in salaries and employee benefits can be attributed to increases of $2.56 million in salaries and $561 thousand in employee health insurance expense.
Below is a detail of non-interest expense line items classified between the total Company, the Company without Trust, and the Trust Company for the year ending December 31, 2009. The Company purchased the Trust Company on March 31, 2009, subsequently only nine months of Trust non-interest expense is detailed in the following table:

	For the Year Ended December 31, 2009
	Total	Company
Noninterest expense	Company	without Trust	Trust
Salaries and employee benefits	$15,145	$13,073	$2,072
Occupancy and equipment	3,538	3,195	343
State and local taxes	930	883	47
Professional fees	1,020	984	36
Advertising	595	571	24
FDIC insurance	1,543	1,543	0
Merger related costs	453	453	0
Intangible amortization	449	0	449
Other operating expenses	5,982	5,553	429

Total noninterest expense	$29,655	$26,255	$3,400

The Company’s tax equivalent efficiency ratio increased from 63.02% in 2008 to 67.00% in 2009. The efficiency ratio was adversely impacted by the merger expenses and FDIC insurance expenses disclosed in the table above. The efficiency ratio is calculated as follows: non-interest expense divided by the sum of tax equivalent net interest income plus non-interest income, excluding security gains and losses and intangible amortization. This ratio is a measure of the expense incurred to generate a dollar of revenue. Management will continue to closely monitor and keep the increases in other expenses to a minimum.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Income Taxes
Income tax expense totaled $1.069 million for 2009 and $987 thousand for 2008. Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 15% for the periods ending 2009 and 2008. Refer to Note N to the consolidated financial statements for additional information regarding the effective tax rate.
Comparison of Operating Results for the Years Ended December 31, 2008 and 2007.
The Company’s net income totaled $5.7 million during 2008 compared to $5.9 million for 2007. On a per share basis, diluted earnings per share was $.43 for 2008 as compared to $.46 for 2007. For 2008, the return on average equity was 7.67% as compared to 7.95% for 2007. The return on average assets was .67% for 2008 and .74% for 2007. For 2008, taxable equivalent net interest income increased $2.765 million or 10.87% more than 2007. Interest-earning assets averaged $788.354 million during 2008 increasing $24.725 million or 3.24% compared to 2007. For 2008 the net interest margin, measured on a fully taxable equivalent basis was 3.58% in comparison to 3.33% for 2007. The results for 2008 included a pre-tax charge of $2.711 million recognized for other-than-temporary impairment of securities, compared to $873 thousand of impairment charges recognized in 2007.
Total taxable equivalent interest income was $48.157 million for 2008 which was $819 thousand more than the $47.338 million reported in 2007. This moderate increase was primarily the result of an increase in the level of average earning assets, increasing 3.24% from $763.629 million in 2007 to $788.354 million in 2008. Average loan balances increased $6.859 million or 1.35% but the yields decreased from 6.92% in 2007 to 6.86% in 2008. Income from securities and federal funds sold increased $671 thousand or 5.53% in 2008, but the Company saw its yields on these assets decrease from 4.76% in 2007 to 4.70% in 2008. The average balances of investment securities and federal funds sold increased 7.01% in 2008, mainly due to increases in customer deposits.
Total interest expense amounted to $19.947 million for 2008, an 8.89% decrease from $21.893 million reported in 2007. The decrease in 2008 is the result of lower rates of interest paid on a lower level of interest-bearing deposits and repurchase agreements. The cost of interest-bearing liabilities decreased from 3.29% in 2007 to 2.85% in 2008.
Other Income
Total other income in 2008, excluding an $2.711 million pre-tax impairment charge, increased by $47 thousand. This increase is primarily due to a $466 thousand increase in bank-owned life insurance income offset by a decrease in security gains. Security gains were $474 thousand in 2008 compared to $771 thousand in 2007.
Other Expenses
Total other expenses for 2008 increased 3.10% or $631 thousand from 2007. Most of this increase resulted from higher occupancy and equipment expense, as well as other operating expenses, which increased 6.98% and 10.26% respectively. Salaries and employee benefits decreased $106 thousand, mainly as a result of fewer full time equivalent employees. The Company’s tax-equivalent efficiency ratio improved from 68.00% in 2007 to 63.02% in 2008. The efficiency ratio was favorably impacted by the $2.765 million increase in tax equivalent net interest income, while keeping noninterest expenses to a modest increase of $631 thousand.
Income Taxes
Income tax expense totaled $987 thousand for 2008 and $1.176 million for 2007. The effective income tax rate was 15% and 17% for the periods ending 2008 and 2007, respectively.
Market Risk
Important considerations in asset/liability management are liquidity, the balance between interest rate sensitive assets and liabilities and the adequacy of capital. Interest rate sensitive assets and liabilities are those which have yields on rates subject to change within a future time period due to maturity of the instrument or changes in market rates. While liquidity management involves meeting the funds flow requirements of the Company, the management of interest rate sensitivity focuses on the structure of these assets and liabilities with respect to maturity and repricing characteristics. Balancing interest rate sensitive assets and liabilities provides a means of tempering fluctuating interest rates and maintaining net interest margins through periods of changing interest rates. The Company monitors interest rate sensitive assets and liabilities to determine the overall interest rate position over various time frames.
The Company considers the primary market exposure to be interest rate risk. Simulation analysis is used to monitor the Company’s exposure to changes in interest rates, and the effect of the change to net interest income. The following table shows the effect on net interest income and the net present value of equity in the event of a sudden and sustained 200 basis point increase or decrease in market interest rates:

Changes In Interest Rate	2009	2008	ALCO
(basis points)	Result	Result	Guidelines

Net Interest Income Change
+200	-6.41%	-5.66%	15.00%
-200	-2.09%	2.11%	15.00%

Net Present Value Of Equity Change
+200	-6.32%	-7.41%	20.00%
-200	-31.98%	-7.35%	20.00%

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
It should be noted that the change in the net present value of equity exceeded policy when the simulation model assumed a sudden decrease in rates of 200 basis points (2%). This primarily because the positive impact on the fair value of assets would not be as great as the negative impact on the fair value of certain liabilities. Specifically, because core deposits typically bear relatively low interest rates, their fair value would be negatively impacted as the rates could not be adjusted by the full extent of the sudden decrease in rates. Management does not believe that a 200 basis rate decline is realistic in the current interest rate environment. The remaining results of this analysis comply with internal limits established by the Company. A report on interest rate risk is presented to the Board of Directors and the Asset/Liability Committee on a quarterly basis. The Company has no market risk sensitive instruments held for trading purposes, nor does it hold derivative financial instruments, and does not plan to purchase these instruments in the near future.
With the largest amount of interest sensitive assets and liabilities maturing within twelve months, the Company monitors this area most closely. Early withdrawal of deposits, prepayments of loans and loan delinquencies are some of the factors that can impact actual results in comparison to our simulation analysis. In addition, changes in rates on interest sensitive assets and liabilities may not be equal, which could result in a change in net margin.
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
Liquidity
The Company maintains, in the opinion of management, liquidity sufficient to satisfy depositors’ requirements and meet the credit needs of customers. The Company depends on its ability to maintain its market share of deposits as well as acquiring new funds. The Company’s ability to attract deposits and borrow funds depends in large measure on its profitability, capitalization and overall financial condition.
Principal sources of liquidity for the Company include assets considered relatively liquid such as short-term investment securities, federal funds sold and cash and due from banks.
Along with its liquid assets, the Company has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on approved lines of credit at three major domestic banks. At December 31, 2009, the Company had not borrowed against these lines of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Company also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati (“FHLB”), as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. The Company views its membership in the FHLB as a solid source of liquidity. As of December 31, 2009, the Bank is eligible to borrow an additional $60.2 million from the FHLB under various fixed rate and variable rate credit facilities. Advances outstanding from the Federal Home Loan Bank at December 31, 2009 amounted to $26.9 million.
The primary investing activities of the Company are originating loans and purchasing securities. During 2009, net cash used in investing activities amounted to $105.66 million compared to $89.33 million used in 2008. Net increases in loans were $62.22 million in 2009 compared to $39.40 million in 2008. Purchases of securities available for sale were $126.52 million in 2009 compared to $141.65 million in 2008. Proceeds from maturities and sales of securities available for sale were $92.90 million in 2009 compared to $92.22 million in 2008.
The primary financing activities of the Company are obtaining deposits, repurchase agreements and other borrowings. Net cash provided by financing activities amounted to $127.36 million for 2009 compared to $74.42 million in 2008. Most of this change is a result of the net increase in deposits. Deposits increased $129.54 million in 2009 compared to a $54.58 million in 2008. Short-term borrowings increased $20.47 million in 2009 compared to $31.26 million in 2008.
Financial Condition
Total Assets increased $134.44 million or 15.27% since December 31, 2008. Average earning assets also increased by $111.89 million since 2008. The increase in assets is mainly the result of increases in deposit balances. Total Liabilities increased $130.91 million or 16.30% since December 31, 2008. Average interest-bearing liabilities also increased $121.62 million from 2008 to 2009.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
LOAN PORTFOLIO
Maturities and Sensitivities of Loans to Interest Rates
The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

Years Ended December 31,	2009		2008		2007		2006		2005
Commercial, Financial and Agricultural	$75,893	12.5%	$70,410	12.7%	$45,844	8.9%	$40,698	8.0%	$38,722	7.6%
Commercial Real Estate	215,917	35.4	195,244	35.4	193,187	37.6	181,128	35.6	164,936	32.2
Residential Real Estate	180,877	29.7	173,246	31.4	170,006	33.1	169,937	33.5	165,386	32.3
Consumer	136,708	22.4	113,105	20.5	105,069	20.4	116,425	22.9	142,870	27.9

Total Loans	$609,395	100.0%	$552,005	100.0%	$514,106	100.0%	$508,188	100.0%	$511,914	100.0%

The following schedule sets forth maturities based on remaining scheduled repayments of principal for commercial and commercial real estate loans listed above as of December 31, 2009:

Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial and Commercial Real Estate	$38,872	$36,304	$216,634

The amounts of commercial and commercial real estate loans as of December 31, 2009, based on remaining scheduled repayments of principal, are shown in the following table:

Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$29,470	$180,241	$209,711
Fixed Rates of Interest	9,402	72,697	82,099

Total Loans	$38,872	$252,938	$291,810

Total loans were $609.395 million at year-end 2009 compared to $552.005 million at year-end 2008. This represents an increase of 10.40%. Loans comprised 64.61% of the Bank’s average earning assets in 2009, compared to 65.41% in 2008. The product mix in the Loan Portfolio includes Commercial Loans comprising 12.5%, Residential Real Estate Loans 29.7%, Commercial Real Estate Loans 35.4% and Consumer Loans 22.4% at December 31, 2009 compared with 12.7%, 31.4%, 35.4% and 20.5%, respectively, at December 31, 2008.
Loans contributed 74.1% of total taxable equivalent interest income in 2009 and 73.4% in 2008. Loan yield was 6.56% in 2009, 84 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of the Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, the Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.
Consumer Loans increased from $113.105 million on December 31, 2008 to $136.708 million on December 31, 2009 representing a 20.87% increase. Management continues to target the automobile dealer network to purchase indirect Installment Loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect Loans comprise 90.8% of the Consumer Loan Portfolio. Net loan losses in the Consumer Loan portfolio have increased to $833 thousand in 2009 as compared to $409 thousand in 2008.
Residential Real Estate Mortgage Loans increased 4.40% to $180.877 million at December 31, 2009, compared to $173.246 million in 2008. Commercial Real Estate Loans increased from $195.244 million in 2008 to $215.917 million in 2009. The Company originated both fixed rate and adjustable rate mortgages during 2009. Fixed rate terms are generally limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.
Commercial Loans at December 31, 2009 increased 7.79% from year-end 2008 with outstanding balances of $75.893 million. The Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers, business types and local municipalities. The Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital and small business lines of credit.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
SUMMARY OF LOAN LOSS EXPERIENCE
The following is an analysis of the allowance for loan losses for the periods indicated:

Years Ended December 31,	2009	2008	2007	2006	2005
Balance at Beginning of Year	$5,553	$5,459	$5,594	$5,860	$6,144
Charge-Offs:
Commercial, Financial and Agricultural	(911)	(94)	(48)	(19)	(25)
Commercial Real Estate	(2,389)	(767)	(385)	(9)	(78)
Residential Real Estate	(251)	(75)	(67)	(181)	(25)
Consumer	(1,248)	(795)	(612)	(850)	(1,631)

Total Charge-Offs	(4,799)	(1,731)	(1,112)	(1,059)	(1,759)
Recoveries on Previous Charge-Offs:
Commercial, Financial and Agricultural	2	19	3	24	276
Commercial Real Estate	178	0	0	2	0
Residential Real Estate	1	0	5	0	0
Consumer	415	386	399	567	550

Total Recoveries	596	405	407	593	826

Net Charge-Offs	(4,203)	(1,326)	(705)	(466)	(933)
Provision for Loan Losses	6,050	1,420	570	200	649

Balance at End of Year	$7,400	$5,553	$5,459	$5,594	$5,860

Ratio of Net Charge-Offs to Average Loans Outstanding	0.71%	0.26%	0.14%	0.09%	0.19%
Provisions charged to operations amounted to $6.05 million in 2009 compared to $1.42 million in 2008. The provision for loan losses charged to operating expense is based on management’s judgment after taking into consideration all factors connected with the collectibility of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous charge-off experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.
The allowance for loan losses increased $1.847 million during the year. The primary reason for the increase in the current year was the increase in allocations made for loans individually identified as impaired. At December 31, 2009, loans considered to be impaired totaled $13.50 million with an allowance allocation of $2.058 million. At the end of 2008, loans considered to be impaired were $2.64 million with an allowance allocation of $555 thousand. Loans individually identified as impaired include nonaccrual commercial and commercial real estate loans and loans with their contractual terms modified such that they represent troubled debt restructurings. Impaired loans are carried at the fair value of the underlying collateral, less estimated disposition costs, if repayment of the loan is expected to be solely dependent on the sale of the collateral. Otherwise, impaired loans are carried at the present value of expected cash flows.
The valuation of collateral-dependent impaired loans is a challenging component of our financial reporting process due to the timing of when a loan is identified as impaired and the need to timely close the Company’s books for a given period. Typically, commercial and commercial real estate loans are identified as impaired when they become ninety days past due, or earlier if management believes it is probable that the Company will not collect all amounts due under the terms of the loan agreement. When we identify a loan as impaired and also conclude that the loan is collateral dependent, we perform an internal collateral valuation as an interim measure. We typically obtain an external appraisal to validate our internal collateral valuation as soon as is practical. To the extent that an external appraisal returns a value estimate that is materially different from our internally generated estimate before the release of our interim or annual financial statements, we would adjust the associated specific loss reserve and, if necessary, the Company’s consolidated financial statements for the difference.
The allowance for loan losses increased otherwise during the year due to continued adverse economic conditions and negative asset quality indicators in our loan portfolio. The ratio of nonperforming loans to total loans increased from .97% at December 31, 2008 to 1.66% at December 31, 2009. As of December 31, 2009, total non-performing loans were $10.10 million, compared to $5.34 million at the end of 2008. The ratio of the allowance for loan losses to non-performing loans at December 31, 2009 was 73.25%, compared to 104.05% at December 31, 2008. The increase in non-performing loans is primarily due to the classification of certain commercial real estate and land development loans that are in default according to the terms of the contract. The balance in the allowance for loan losses is $7.400 million or 1.21% of loans at December 31, 2009. This ratio has increased from the 1.01% reported at December 31, 2008.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
NONPERFORMING ASSETS

December 31,	2009	2008	2007	2006	2005
Nonaccrual loans:
Commercial, Financial and Agricultural	$1,504	$342	$0	$38	$40
Commercial Real Estate	5,677	2,820	975	171	249
Residential Real Estate	2,281	1,485	975	975	1,091
Consumer	172	128	77	101	90

Total Nonaccrual Loans	$9,634	$4,775	$2,027	$1,285	$1,470
Loans Past Due 90 Days or More	469	562	334	437	547

Total Nonperforming Loans	$10,103	$5,337	$2,361	$1,722	$2,017

Other Real Estate Owned	374	65	0	0	92

Total Nonperforming Assets	$10,477	$5,402	$2,361	$1,722	$2,109

Loans modified in troubled debt restructuring (1)	$5,440	$0	$0	$0	$0

Percentage of Nonperforming Loans to Loans	1.66%	0.97%	0.46%	0.34%	0.39%
Percentage of Nonperforming Assets to Total Assets	1.03%	0.61%	0.30%	0.21%	0.25%

(1)	Not included in nonaccrual loans
Interest income from loans would have been $38.339 million if all loans had been current in accordance with their original terms.
Net charge-offs as a percentage of average loans outstanding increased from .26% for 2008 to .71% for 2009. The Company’s net charge-offs were primarily concentrated in commercial, commercial real estate and consumer loans. The net losses in commercial loans accounted for 21.6% of the total net losses, commercial real estate loans accounted for 52.6% of the total net losses, and the consumer loans represented 19.8% of the total.
A significant allocation in our allowance for loan losses is for performing commercial and commercial real estate loans classified by our internal loan review as substandard. Substandard loans are those that exhibit one or more structural weaknesses and there is a distinct possibility that the Bank will suffer a loss on the loan unless the weakness is corrected. Our loss experience on the average balance of this category of loans for the past two years has been approximately 9.27% of the principal balance of these loans, which is management’s allocation for these loans. This equates to an allocation of approximately $1.99 million at the end of 2009 compared to an allocation of $2.16 million at the end of 2008. The allocation decreased primarily due to a reduction in the balance of these loans. Our actual loss experience may be more or less than the amount allocated. At December 31, 2009, the amount of substandard loans that continue to accrue interest is $22.88 million. As always, management is working to address weaknesses in each of these specific loans that may result in loss.
The allowance is allocated among the loan categories based upon the consistent, quarterly procedures determined by management. However, the entire allowance for loan losses is available to absorb future losses in any loan category. The following table details the allocation of the allowance for loan losses at December 31:

	2009		2008		2007		2006		2005
		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
December 31,	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Commercial, Financial and Agricultural	$1,738	12.5%	$933	12.7%	$506	8.9%	$302	8.0%	$439	7.6%
Residential Real Estate	328	29.7%	696	31.4%	1,026	33.1%	1,084	33.5%	1,528	32.3%
Commercial Real Estate	4,111	35.4%	3,126	35.4%	2,956	37.6%	2,910	35.6%	1,660	32.2%
Consumer	1,223	22.4%	798	20.5%	971	20.4%	1,298	22.9%	2,233	27.9%

	$7,400	100.0%	$5,553	100.0%	$5,459	100.0%	$5,594	100.0%	$5,860	100.0%

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
The allowance allocated to each of the four loan categories should not be interpreted as an indication that charge-offs in 2010 will occur in the same proportions or that the allocation indicates future charge-off trends. The allowance allocated to the one-to-four family real estate loan category and the consumer loan category is based upon the Company’s allowance methodology for homogeneous loans, and increases and decreases in the balances of those portfolios. In previous years, the indirect installment loan category has represented the largest percentage of loan losses. The one-to-four family real estate loan category represents approximately 29.7% of total loans, but historically has represented a very small percentage of loan losses. For the commercial loan category, which represents only 12.5% of the total loan portfolio, management relies on the Bank’s internal loan review procedures and allocates accordingly based on loan classifications. The commercial real estate loan category represents 35.4% of the total loan portfolio.
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
As of December 31, 2009, there were no concentrations of loans exceeding 10% of total loans that are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.
INVESTMENT SECURITIES
The investment securities portfolio increased $37.763 million in 2009. Increases in deposits and securities sold under repurchase agreements that were in excess of loan growth were strategically invested. The Company also sold $26.185 million in securities in 2009, resulting in net security gains of $1.017 million.
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
The following table shows the book value of investment securities by type of obligation at the dates indicated:
TYPE

December 31,	2009	2008	2007
U.S. Treasury Securities	$101	$800	$800
U.S. Government sponsored enterprise debt securities	99,732	43,881	56,076
Mortgage-backed securities	145,580	165,822	88,825
Obligations of States and Political Subdivisions	63,432	60,906	71,395
Other Securities	523	196	3,055

	$309,368	$271,605	$220,151

A summary of debt securities held at December 31, 2009 classified according to maturity and including weighted average yield for each range of maturities is set forth below:

	December 31, 2009
		Weighted
	Fair	Average
Type and Maturity Grouping	Value	Yield (1)
U.S. Treasury Securities
Maturing Within One Year	$101	0.46%

U.S. Government Sponsored Enterprise
Debt Securities
Maturing Within One Year	$1,714	2.41%
Maturing After One Year But Within Five Years	81,857	2.84%
Maturing After Five Years But Within Ten Years	6,023	3.88%
Maturing After Ten Years	10,138	4.71%

Total U.S. Government Sponsored Enterprise Debt Securities	$99,732	3.08%

Mortgage-Backed Securities (2)
Maturing Within One Year	$33,523	4.12%
Maturing After One Year But Within Five Years	55,424	4.46%
Maturing After Five Years But Within Ten Years	25,439	4.56%
Maturing After Ten Years	31,194	4.09%

Total Mortgage-Backed Securities:	$145,580	4.32%

Obligations of States and Political Subdivisions
Maturing Within One Year	$1,748	5.65%
Maturing After One Year But Within Five Years	11,237	5.64%
Maturing After Five Years But Within Ten Years	29,754	6.03%
Maturing After Ten Years	20,693	6.37%

Total Obligations of States and Political Subdivisions	$63,432	6.07%

Corporate Debt Securities
Maturing After One Year But Within Five Years	$264	5.00%

(1)	The weighted average yield has been computed by dividing the total contractual interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of states and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 35% were $19 thousand, $116 thousand, $356 thousand and $777 thousand for the four ranges of maturities.

(2)	Payments based on contractual maturity.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Deposits
Deposits represent the Company’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Company’s average total deposits increased 13.34% from $632.753 million in 2008 to $717.162 million in 2009. Money market account balances have increased $65.66 million since December 31, 2008. Total time deposits have also increased $42.39 million since 2008 as customers have moved investment dollars out of the equity markets seeking safety and liquidity. The Company prices deposit rates to remain competitive within the market and to retain customers.
Bank Owned Life Insurance
The Company owns bank owned life insurance policies on the lives of certain members of management. The purpose of this transaction is to help fund the costs of employee benefit plans. The cash surrender value of these policies is $11.438 million at December 31, 2009 compared to $11.021 million at December 31, 2008.
Borrowings
Short-term borrowings increased $20.48 million or 19.4% since December 31, 2008. Most of this increase resulted from securities sold under repurchase agreements, increasing $40.44 million, or 48.2%. Long-term borrowings decreased $19.30 million or 41.53%, mainly as a result of prepayment of Federal Home Loan Bank advances. The purpose of the prepayment was to facilitate the sale of certain securities which resulted in realized gains of approximately $510 thousand.
Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements
The following table presents, as of December 31, 2009, the Company’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in referenced note to the consolidated financial statements.

Commitments	Note						There-
12/31/2009	Ref.	2010	2011	2012	2013	2014	after
Deposits without maturity	—	$452,478	—	—	—	—	—
Certificates of deposit	G	233,309	45,650	17,539	8,644	17,625	2,307
Repurchase agreements	H	124,313	—	—	—	—	—
Other short-term borrowed funds	H	1,599	—	—	—	—	—
Federal Home Loan Bank advances	I	1,135	2,487	865	820	11,367	10,249
Other long-term borrowed funds	I	56	60	65	64	—	—
Operating leases	E	61	61	61	61	48	—
Note J to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exists under those agreements. Examples of these commitments and contingencies include commitments to extend credit and standby letters of credit.
At December 31, 2009 the Company had no unconsolidated, related special purpose entities, nor did the Company engage in derivatives and hedging contracts, such as interest rate swaps, that may expose the Company to liabilities greater than the amounts recorded on the consolidated balance sheet. Management’s policy is to not engage in derivatives contracts for speculative trading purposes.
Capital Resources
Total Stockholders’ Equity increased 4.6% from $77.102 million at December 31, 2008 to $80.628 million in 2009. During 2009, the mark to market adjustment to securities increased accumulated other comprehensive income by $1.05 million. During the year, the Company issued 289 thousand shares through the dividend reinvestment program.
The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). The Bank and the Company are required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2009, the Bank and the Company are required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. The Bank and the Company had capital ratios above the minimum levels at December 31, 2009 and 2008. At year-end 2009 and 2008, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Per Share Data)
Critical accounting Policies
The Company follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles in the United States of America and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company has identified two accounting policies that are critical accounting policies and an understanding of these policies is necessary to understand our financial statements. These policies relate to determining the adequacy of the allowance for loan losses and other-than-temporary impairment of securities. Additional information regarding these policies is included in the notes to the consolidated financial statements, Note A (Summary of Significant Accounting Policies), Note B (Securities), Note C (Loans), and the sections above captioned “Loan Portfolio” and “Investment Securities”. Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.
The Company maintains an allowance for loan losses. The allowance for loan losses is presented as a reserve against loans on the balance sheets. Loan losses are charged off against the allowance for loan losses, while recoveries of amounts previously charged off are credited to the allowance for loan losses. A provision for loan losses is charged to operations based on management’s periodic evaluation of adequacy of the allowance. The provision for credit losses provides for probable losses on loans.
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
Other-than-temporary impairment of securities is the second critical accounting policy. Declines in the fair value of securities below their cost that are other-than-temporary are reflected as realized losses. In estimating other than temporary losses, management considers: (1) the length of time, extent, and reasons that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery.
Management believes that the accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. GAAP establishes standards for the amortization of acquired intangible assets and the impairment assessment of goodwill. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. The Company’s goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of the Company’s Trust subsidiary to provide quality, cost-effective trust services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base or the inability to deliver cost-effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods. GAAP requires an annual evaluation of goodwill for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The fair value of the goodwill, which resides on the books of the Company’s subsidiary, Farmers Trust Company, is estimated by reviewing the past and projected operating results for the subsidiary and trust banking industry comparable information.
At December 31, 2009, on a consolidated basis, the Company had intangibles of $3.8 million subject to amortization and $3.7 million of goodwill, which was not subject to periodic amortization.
Recent Accounting Pronouncements and Developments
Note A to the consolidated financial statements discusses new accounting policies adopted by the Company during 2009 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable sections of this financial review and notes to the consolidated financial statements.

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
March 16, 2010
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2009.
The Company’s independent registered public accounting firm, Crowe Horwath LLP, has audited the Company’s consolidated financial statements included in this Annual Report and the Company’s internal control over financial reporting as of December 31, 2009, and has issued their Report of Independent Registered Public Accounting Firm, which appears in this Annual Report.

Frank L. Paden	Carl D. Culp
President and Secretary	Executive Vice President and Treasurer

Crowe Horwath LLP
Independent Member Crowe Horwath International
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Farmers National Banc Corp.
Canfield, Ohio
We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. as of December 31, 2009 and 2008 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. We also have audited Farmers National Banc Corp.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Farmers National Banc Corp.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmers National Banc Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Farmers National Banc Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Crowe Horwath LLP
Cleveland, Ohio
March 16, 2010

CONSOLIDATED BALANCE SHEETS
(Table Dollar Amounts In Thousands except Per Share Data)

December 31,	2009	2008

ASSETS
Cash and due from banks	$25,713	$23,803
Federal funds sold	25,447	246

TOTAL CASH AND CASH EQUIVALENTS	51,160	24,049

Securities available for sale	309,368	271,605

Loans	609,395	552,005
Less allowance for loan losses	7,400	5,553

NET LOANS	601,995	546,452

Premises and equipment, net	14,193	14,139
Goodwill	3,709	0
Other intangibles	3,791	0
Bank owned life insurance	11,438	11,021
Other assets	19,154	13,104

TOTAL ASSETS	$1,014,808	$880,370

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$68,420	$61,499
Interest-bearing	709,132	586,511

TOTAL DEPOSITS	777,552	648,010

Short-term borrowings	125,912	105,435
Long-term borrowings	27,169	46,464
Other liabilities	3,547	3,359

TOTAL LIABILITIES	934,180	803,268

Commitments and contingent liabilities

Stockholders’ Equity
Common Stock — Authorized 25,000,000 shares; issued 15,572,703 in 2009 and 15,283,520 in 2008	95,650	94,217
Retained earnings	7,137	6,096
Accumulated other comprehensive income (loss)	3,344	2,292
Treasury stock, at cost; 2,053,098 shares in 2009 and 2,053,058 shares in 2008	(25,503)	(25,503)

TOTAL STOCKHOLDERS’ EQUITY	80,628	77,102

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,014,808	$880,370

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Table Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2009	2008	2007

INTEREST AND DIVIDEND INCOME
Loans, including fees	$37,634	$34,965	$34,853
Taxable securities	9,399	8,063	7,017
Tax exempt securities	2,447	2,661	2,745
Dividends	263	388	581
Federal funds sold	32	338	342

TOTAL INTEREST AND DIVIDEND INCOME	49,775	46,415	45,538

INTEREST EXPENSE
Deposits	12,726	15,648	16,556
Short-term borrowings	1,847	2,047	2,957
Long-term borrowings	1,974	2,252	2,380

TOTAL INTEREST EXPENSE	16,547	19,947	21,893

NET INTEREST INCOME	33,228	26,468	23,645
Provision for loan losses	6,050	1,420	570

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	27,178	25,048	23,075

NONINTEREST INCOME
Service charges on deposit accounts	2,593	2,685	2,823
Bank owned life insurance income, including death benefits	621	531	65
Trust fees	3,469	0	0
Insurance agency commissions	80	0	0
Security gains	1,017	474	771
Impairment of securities	(74)	(2,711)	(873)
Other operating income	1,682	1,638	1,622

TOTAL NONINTEREST INCOME	9,388	2,617	4,408

NONINTEREST EXPENSE
Salaries and employee benefits	15,145	11,626	11,732
Occupancy and equipment	3,538	2,898	2,709
State and local taxes	930	819	904
Professional fees	1,020	701	586
Advertising	595	563	455
FDIC insurance	1,543	187	70
Merger related costs	453	0	0
Intangible amortization	449	0	0
Other operating expenses	5,982	4,219	3,926

TOTAL NONINTEREST EXPENSE	29,655	21,013	20,382

INCOME BEFORE INCOME TAXES	6,911	6,652	7,101

INCOME TAXES	1,069	987	1,176

NET INCOME	5,842	5,665	5,925

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Change in net unrealized gains (losses) on securities, net of reclassifications	1,052	2,945	692

COMPREHENSIVE INCOME	$6,894	$8,610	$6,617

EARNINGS PER SHARE:
Basic	$0.44	$0.43	$0.46
Diluted	$0.44	$0.43	$0.46
See accompanying notes.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS’ EQUITY
(Table Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2009	2008	2007

COMMON STOCK
Balance at beginning of year	$94,217	$91,741	$88,366
Stock option expense (1)	0	0	0
289,183 shares issued from dividend reinvestment in 2009, 362,414 in 2008 and 353,826 in 2007	1,433	2,476	3,375

Balance at end of year	95,650	94,217	91,741

RETAINED EARNINGS
Balance at beginning of year	6,096	7,233	9,617
Net income	5,842	5,665	5,925
Dividends declared:
$.36 cash dividends per share in 2009, $.52 in 2008 and $.64 in 2007	(4,801)	(6,802)	(8,309)

Balance at end of year	7,137	6,096	7,233

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	2,292	(653)	(1,345)
Change in net unrealized gains (losses) on securities, net of reclassifications and tax effects	1,052	2,945	692

Balance at end of year	3,344	2,292	(653)

TREASURY STOCK, AT COST
Balance at beginning of year	(25,503)	(24,401)	(20,415)
Purchase of 40 shares in 2009, 160,328 in 2008 and 398,205 in 2007 (2)	0	(1,102)	(3,986)

Balance at end of year	(25,503)	(25,503)	(24,401)

TOTAL STOCKHOLDERS’ EQUITY AT END OF YEAR	$80,628	$77,102	$73,920

(1)	Stock option expense for 2009 and 2008, was less than $1,000 and rounded to $0.

(2)	Treasury stock repurchased in 2009 was less than $1,000 and rounded to $0.
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Table Dollar Amounts In Thousands except Per Share Data)

Years ended December 31,	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,842	$5,665	$5,925
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	6,050	1,420	570
Depreciation and amortization	1,530	1,079	1,042
Net amortization of securities	539	271	355
Security gains	(1,017)	(474)	(771)
Loss on sale of other real estate owned	47	0	0
Impairment of securities	74	2,711	873
Federal Home Loan Bank dividends	0	(174)	0
Increase in bank owned life insurance	(417)	(531)	(65)
Net change in other assets and liabilities	(7,233)	(2,114)	(1,718)

NET CASH FROM OPERATING ACTIVITIES	5,415	7,853	6,211

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and repayments of securities available for sale	66,715	61,161	42,497
Proceeds from sales of securities available for sale	26,185	31,058	10,865
Purchases of securities available for sale	(126,524)	(141,650)	(17,107)
Proceeds from sale of Federal Home Loan Bank stock	1,414	0	0
Purchase of trust entity, net	(10,511)	0	0
Loan originations and payments, net	(62,218)	(39,403)	(6,623)
Additions to premises and equipment	(990)	(612)	(673)
Proceeds from sales of other real estate owned	269	113	0
Purchase of bank owned life insurance	0	0	(10,000)

NET CASH FROM INVESTING ACTIVITIES	(105,660)	(89,333)	18,959

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	129,542	54,582	(26,319)
Net change in short-term borrowings	20,477	31,261	(3,618)
Proceeds from Federal Home Loan Bank borrowings and other debt	0	5,000	20,000
Repayment of Federal Home Loan Bank borrowings and other debt	(19,295)	(10,991)	(9,146)
Repurchase of common stock	0	(1,102)	(3,986)
Cash dividends paid	(4,801)	(6,802)	(8,409)
Proceeds from dividend reinvestment	1,433	2,476	3,375

NET CASH FROM FINANCING ACTIVITIES	127,356	74,424	(28,103)

NET CHANGE IN CASH AND CASH EQUIVALENTS	27,111	(7,056)	(2,933)

Beginning cash and cash equivalents	24,049	31,105	34,038

Ending cash and cash equivalents	$51,160	$24,049	$31,105

Supplemental cash flow information:
Interest paid	$16,713	$20,183	$21,910
Income taxes paid	2,215	1,870	1,220

Supplemental noncash disclosures:
Transfer of loans to other real estate	$625	$178	$0
Farmers National Banc Corp acquired all of the stock of Butler Wick Trust Company for $12.13 million on March 31, 2009. The assets acquired and liabilities assumed are itemized in Note R — Business Combination of this report.
See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation:
The consolidated financial statements include the accounts of Farmers National Banc Corp. and its wholly-owned subsidiaries, The Farmers National Bank of Canfield, Farmers Trust Company and Farmers National Insurance together referred to as “the Company.” All significant intercompany balances and transactions have been eliminated in consolidation.
Nature of Operations:
The Company provides full banking services through its nationally chartered subsidiary, The Farmers National Bank of Canfield. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is the northeastern region of Ohio and service is provided at seventeen (17) locations. The Company provides trust and insurance services through its subsidiaries, Farmers Trust Company and Farmers National Insurance, respectively. Farmers Trust Company has a state-chartered bank license to conduct trust business from the Ohio Department of Commerce – Division of Financial Institutions.
Estimates:
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses, deferred tax assets, carrying amount of goodwill and fair values of financial instruments are particularly subject to change.
Cash Flows:
Cash and cash equivalents include cash on hand, deposits with other financial institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods. Net cash flows are reported for loan and deposit transactions, short term borrowings, and other assets and liabilities.
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
Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant.
Loans:
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate.
Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to non-accrual status in accordance with the Company’s policy, typically after 90 days of non-payment.
When interest accruals are discontinued, interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest on such loans is thereafter recorded on a cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Concentration of Credit Risk:
There are no significant concentrations of loans to any one industry or customer. However, most of the Company’s business activity is with customers located within Mahoning, Trumbull and Columbiana counties (Tri-County area). Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Tri-County area.
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
A loan is considered impaired when, based on the current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans over $250 thousand by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures. Troubled debt restructurings are measured at the present value of estimated future cash flows using the loan’s effective rate at inception.
Foreclosed Assets:
Assets acquired through or instead of loan foreclosure are initially recorded at the lower of cost or fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
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
Goodwill and Other Intangible Assets:
Goodwill resulting from a business combination is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired as of the acquisition date. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected September 30 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives. Goodwill is the only intangible asset with an indefinite life on our balance sheet. Non-compete contracts are amortized on a straight line basis over the term of the agreement which is two years. Customer relationship intangibles are amortized over 13 years on an accelerated method.
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
The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes, as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no affect on the Company’s financial statements.
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
Restrictions on Cash:
Cash on hand or on deposit with the Federal Reserve Bank of $4.076 million and $3.628 million was required to meet regulatory reserve and clearing requirements at year end 2009 and 2008.
Equity:
Treasury stock is carried at cost.
Dividend Restriction:
Regulations require maintaining certain capital levels and may limit the dividends paid by the bank, trust and insurance subsidiaries to the holding company or by the holding company to shareholders.
Fair Value of Financial Instruments:
Fair values of financial instruments are estimated using relevant market information and other assumptions as more fully disclosed in Note D. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.
Operating Segments:
While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is primarily aggregated and reported in two lines of business, the Bank segment and the Trust segment. The Company discloses segment information in Footnote S.
Reclassifications:
Certain items in the prior year financial statements were reclassified to conform to the current presentation.
Adoption of New Accounting Standards:
In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (Accounting Standards Codification (ASC) 820-10). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157, which is currently FASB ASC 820-10. This FSP delayed the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption was not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (ASC 805). ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. ASC 805 was effective for fiscal years beginning on or after December 15, 2008. On March 31, 2009, the Company acquired Butler Wick Trust Company, now known as Farmers Trust Company. The principles and requirements of ASC 805 supplied guidance for the accounting of the business combination.
In April 2009, the FASB issued Staff Position No. 115-2 and No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320-10), which amended existing guidance for determining whether impairment is other-than-temporary for debt securities. The requires an entity to assess whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of these criteria is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income and 2) OTTI related to credit loss, which must be recognized in the income statement. The credit loss is determined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. Additionally, disclosures about other-than-temporary impairments for debt and equity securities were expanded. ASC 320-10 was effective for interim and annual reporting periods ending June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this ASC did not have a material effect on the results of operations or financial position.
In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820-10). This FSP emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value. Adjustments to those transactions or prices would be needed to determine the appropriate fair value. The FSP, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 with early adoption for periods ending after March 15, 2009. The effect of adopting this new guidance was not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE B — SECURITIES AVAILABLE FOR SALE
The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2009 and 2008 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2009	Cost	Gains	Losses	Value
U.S. Treasury and U.S. government sponsored entities	$98,746	$1,424	$(337)	$99,833
State and political subdivisions	62,809	1,070	(447)	63,432
Mortgage-backed securities — residential	141,915	3,758	(411)	145,262
Collateralized mortgage obligations	309	9	0	318
Other securities	250	14	0	264
Equity securities	149	129	(19)	259

TOTALS	$304,178	$6,404	$(1,214)	$309,368

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2008	Cost	Gains	Losses	Value
U.S. Treasury and U.S. government sponsored entities	$42,611	$2,089	$(19)	$44,681
State and political subdivisions	61,749	536	(1,379)	60,906
Mortgage-backed securities — residential	162,966	2,705	(397)	165,274
Collateralized mortgage obligations	531	17	0	548
Equity securities	222	34	(60)	196

TOTALS	$268,079	$5,381	$(1,855)	$271,605

The proceeds from sales of available-for-sale securities and the associated gains and losses were as follows:

	2009	2008	2007
Proceeds	$26,185	$31,058	$10,865
Gross gains	1,019	523	771
Gross losses	(2)	(49)	0
The amortized cost and fair value of the debt securities portfolio are shown by expected maturity. Expected maturities may differ from contractual maturities if issuers have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are not due at a single maturity date and are shown separately.

	December 31, 2009
	Amortized	Fair
Available for sale	Cost	Value
Maturity
Within one year	$3,538	$3,563
One to five years	92,162	93,357
Five to ten years	35,177	35,777
Beyond ten years	30,928	30,832
Mortgage-backed securities	142,224	145,580

TOTALS	$304,029	$309,109

	December 31, 2008
	Amortized	Fair
Available for sale	Cost	Value
Maturity
Within one year	$7,979	$8,843
One to five years	40,220	42,321
Five to ten years	17,741	17,940
Beyond ten years	38,419	36,483
Mortgage-backed securities	163,498	165,822

TOTALS	$267,857	$271,409

Securities with a carrying amount of $206 million at December 31, 2009 and $127 million at December 31, 2008 were pledged to secure public deposits and repurchase agreements.
In each year, there were no holdings of any other issuer that exceeded 10% of shareholders’ equity, other than the U.S. Government and its agencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
The following table summarizes the investment securities with unrealized losses at December 31, 2009 and December 31, 2008 aggregated by major security type and length of time in a continuous unrealized loss position:

	Less than 12 Months		12 Months or More		Total
2009	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
U.S. Treasury and U.S. government sponsored entities	$44,854	$(330)	$359	$(7)	$45,213	$(337)
State and political subdivisions	13,336	(162)	3,035	(285)	16,371	(447)
Mortgage-backed securities — residential	40,304	(410)	60	(1)	40,364	(411)
Equity securities	28	(3)	7	(16)	35	(19)

Total temporarily impaired	$98,522	$(905)	$3,461	$(309)	$101,983	$(1,214)

	Less than 12 Months		12 Months or More		Total
2008	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
U.S. Treasury and U.S. government sponsored entities	$0	$0	$6,177	$(19)	$6,177	$(19)
State and political subdivisions	8,367	(418)	22,855	(961)	31,222	(1,379)
Mortgage-backed securities — residential	59,593	(80)	95,852	(317)	155,445	(397)
Equity securities	44	(46)	9	(14)	53	(60)

Total temporarily impaired	$68,004	$(544)	$124,893	$(1,311)	$192,897	$(1,855)

The Corporation’s equity securities include local and regional bank holdings. For the year ended December 31, 2009, the Corporation recognized a $74 thousand pre-tax charge for the other-than-temporary decline in fair value on its equity holdings. When a decline in fair value below cost is deemed to be other-than-temporary, the difference between the amortized cost basis of the equity security and its fair value must be recognized as a charge to earnings.
In determining OTTI for debt and equity securities, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the Company has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.
As of December 31, 2009, the Corporation’s security portfolio consisted of 434 securities, 114 of which were in an unrealized loss position. The majority of unrealized losses are related to the Corporation’s holdings in securities issued by U.S. government sponsored entities, state and political subdivisions, and mortgage-backed securities, as discussed below:
Securities issued by U.S. Government sponsored entities and agencies:
Unrealized losses on debt securities issued by U.S. government sponsored entities and agencies have not been recognized into income because the securities are of high credit quality, management does not have the intent to sell these securities before their anticipated recovery and the decline in fair value is largely due to changes in market interest rates and not credit quality. The fair value is expected to recover as the securities approach their maturity date.
Securities issued by State and Political subdivisions:
Unrealized losses on debt securities issued by state and political subdivisions have not been recognized into income. Generally these securities have maintained their investment grade ratings and management does not have the intent to sell these securities before their anticipated recovery. The fair value is expected to recover as the securities approach their maturity date.
Mortgage-backed securities:
All of the Company’s holdings of mortgage-backed securities at year end 2009 and 2008 were issued by U.S. Government sponsored enterprises. Unrealized losses on mortgage-backed securities have not been recognized into income. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Corporation does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Corporation does not consider these securities to be other-than-temporarily impaired at December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE C — LOANS
Loans at year end were as follows:

	2009	2008
Residential Real Estate	$180,877	$173,246
Commercial Real Estate	215,917	195,244
Consumer	136,708	113,105
Commercial	75,893	70,410

Subtotal	609,395	552,005
Allowance for loan losses	(7,400)	(5,553)

NET LOANS	$601,995	$546,452

Activity in the allowance for loan losses was as follows:

	2009	2008	2007
Balance at beginning of year	$5,553	$5,459	$5,594
Provision for loan losses	6,050	1,420	570
Loans charged off	(4,799)	(1,731)	(1,112)
Recoveries	596	405	407

Balance at end of year	$7,400	$5,553	$5,459

Individually impaired loans were as follows:

	2009	2008
Year-end loans with no allocated allowance for loan losses	$425	$213
Year-end loans with allocated allowance for loan losses	13,071	2,425

	$13,496	$2,638

Amount of the allowance for loan losses allocated	$2,058	$555

	2009	2008	2007
Average of individually impaired loans during year	$11,407	$1,157	$1,332
Interest income recognized during impairment for all periods was immaterial.
Nonaccrual loans and loans past due 90 days still on accrual were as follows:

	2009	2008
Loans past due over 90 days still on accrual	$469	$562
Nonaccrual loans	9,634	4,775
Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Included in the individually impaired loans of $13.50 million disclosed above are $5.44 million of loans that have terms that have been modified under troubled debt restructuring. The Company has allocated $333 thousand of specific reserves to those loans as of December 31, 2009. The Company has also committed $24 thousand to customers whose loans are classified as a troubled debt restructuring.
NOTE D — FAIR VALUE
Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Company used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:
Investment Securities:
The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).
Impaired Loans:
The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.
Other Real Estate Owned:
Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Fair Value Measurements
	at December 31, 2009 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Investment securities available-for sale
U.S. Treasury and U.S. Government — sponsored entities	$99,833	$0	$99,833	$0
States and political subdivisions	63,432	0	63,432	0
Mortgage-backed securities — residential	145,262	0	145,249	13
Collateralized mortgage obligations	318	0	318	0
Equity securities	259	259	0	0
Other securities	264	0	264	0

Total investment securities	$309,368	$259	$309,096	$13

	Fair Value Measurements
	at December 31, 2008 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Investment securities available-for-sale
U.S. Treasury and U.S. Government — sponsored entities	$44,681	$0	$43,071	$1,610
States and political subdivisions	60,906	0	60,906	0
Mortgage-backed securities — residential	165,274	0	157,907	7,367
Collateralized mortgage obligations	548	0	548	0
Equity securities	196	196	0	0

Total investment securities	$271,605	$196	$262,432	$8,977

The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31, 2009:

Investment Securities
Available-for-Sale
Balance of recurring Level 3 assets at January 1, 2009	$8,977
Total unrealized gains or losses:
Included in other comprehensive income	(379)
Purchases, sales, issuances and settlements, net	(1,613)
Transfers in and/or out of Level 3	(6,972)

Balance of recurring Level 3 assets at December 31, 2009	$13

Investment Securities
Available-for-Sale
Balance of recurring Level 3 assets at January 1, 2008	$3,762
Total unrealized gains or losses:
Included in other comprehensive income	(59)
Purchases, sales, issuances and settlements, net	7,374
Transfers in and/or out of Level 3	(2,100)

Balance of recurring Level 3 assets at December 31, 2008	$8,977

There is no impact to earnings as a result of fair value measurements on items valued on a recurring basis, using level 3 inputs.
Assets Measured on a Non-Recurring Basis
Assets measured at fair value on a non-recurring basis are summarized below:

Fair Value Measurements
at December 31, 2009 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$6,330	$0	$0	$6,330

Fair Value Measurements
at December 31, 2008 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$1,870	$0	$0	$1,870
Impaired loans, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $6.33 million, net of a valuation allowance of $1.73 million at December 31, 2009, resulting in an additional provision for loan losses of $1.50 million for the year ending December 31, 2009. At December 31, 2008, impaired loans had a carrying amount of $2.43 million, with a valuation allowance of $555 thousand, resulting in an additional provision for loan losses of $555 thousand for the year ending December 31, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
Fair Value of Financial Instruments
The carrying amounts and estimated fair values of financial instruments, at December 31, 2009 and December 31, 2008 are as follows:

	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Cash, due from banks, federal funds sold and money market investments	$51,160	$51,160	$24,049	$24,049
Securities available-for-sale	309,368	309,368	271,605	271,605
Restricted stock	3,977	n/a	5,317	n/a
Loans, net	601,995	609,127	546,452	551,209
Accrued interest receivable	4,370	4,370	4,057	4,057

Financial liabilities
Deposits	$777,552	$781,703	$648,010	$652,686
Short-term borrowings	125,912	125,912	105,435	105,435
Long-term borrowings	27,169	28,990	46,464	48,868
Accrued interest payable	1,155	1,155	1,321	1,321
The methods and assumptions used to estimate fair value are described as follows:
Carrying amount is the estimated fair value for cash and cash equivalents, accrued interest receivable and payable, demand deposits, short term debt, and variable rate loans or deposits that reprice frequently and fully. The methods for determining the fair values for securities were described previously. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and the allowance for loan losses. Fair value of debt is based on current rates for similar financing. It was not practicable to determine the fair value of restricted stock due to restrictions placed on its transferability. The fair value of off-balance sheet items is not considered material.
NOTE E — PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2009	2008
Land	$2,834	$2,747
Buildings	15,812	15,548
Furniture, fixtures and equipment	9,247	9,914
Leasehold improvements	203	192

	28,096	28,401
Less accumulated depreciation	(13,903)	(14,262)

NET BOOK VALUE	$14,193	$14,139

Depreciation expense was $980 thousand for the year ended December 31, 2009, $989 thousand for 2008 and $901 thousand for 2007.
The Bank leases a branch location under a noncancelable operating lease extending to 2014. Rental expense charged to operations totaled $75, $73, and $61 thousand for 2009, 2008 and 2007. In addition to rental expense, under the lease, common area maintenance is paid and the amount can fluctuate according to the costs incurred. Rent commitments, before considering renewal options that generally are present, were as follows:

2010	$61
2011	61
2012	61
2013	61
2014	48

TOTAL	$292

NOTE F — GOODWILL AND INTANGIBLE ASSETS
The acquisition of Farmers Trust Company on March 31, 2009, more fully described in Note R, resulted in $3.71 million of goodwill.
Impairment exists when a reporting unit’s carrying value of goodwill exceeds its fair value, which is determined through a two-step impairment test. Step 1 includes the determination of the carrying value of our reporting unit, including the existing goodwill and intangible assets, and estimating the fair value of the reporting unit. We determined the fair value of our reporting unit exceeded its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, we are required to perform a second step to the impairment test.
Acquired Intangible Assets:
Acquired intangible assets, which also resulted from the acquisition of Farmers Trust Company, were as follows at year end:

	2009
	Gross
	Carrying	Accumulated
	Amount	Amortization
Amortized intangible assets:
Customer relationship intangibles	$3,990	$(355)
Non-compete contracts	250	(94)

TOTAL	$4,240	$(449)

Estimated amortization expense for each of the next five years:

2010	$580
2011	479
2012	409
2013	393
2014	354
Thereafter	1,576

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Table Dollar Amounts In Thousands except Per Share Data)
NOTE G — INTEREST BEARING DEPOSITS
Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2009:

2010	$233,309
2011	45,650
2012	17,539
2013	8,644
2014	17,625
Thereafter	2,307

TOTAL	$325,074

Following is a summary of certificates of deposit of $100 thousand or more by remaining maturities:

	2009	2008
Three months or less	$21,729	$40,653
Three to six months	29,968	8,765
Six to twelve months	43,491	15,150
Over twelve months	35,846	33,097

TOTAL	$131,034	$97,665

Following is a summary of year-end interest-bearing deposits:

	2009	2008
Demand	$106,410	$96,845
Money Market	198,747	133,089
Savings	78,901	73,897
Certificates of Deposit	325,074	282,680

TOTAL	$709,132	$586,511

NOTE H — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER SHORT-TERM BORROWINGS
Securities sold under repurchase agreements are secured by the Bank’s holdings of debt securities issued by U.S. government sponsored entities and agencies with a carrying amount of $152.3 million and $89.2 million at year-end 2009 and 2008.
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

	2009	2008	2007
Average balance during the year	$123,119	$77,952	$77,770
Average interest rate during the year	1.49%	2.60%	3.63%
Maximum month-end balance during the year	$148,765	$101,706	$90,643
Average year-end interest rate	1.23%	2.30%	3.48%
Balance at year-end	$124,313	$83,874	$73,257
The Bank has a short-term U.S. Treasury interest-bearing demand note with a balance of $849 thousand at December 31, 2009 and $811 thousand at December 31, 2008. The demand note was interest free at December 31, 2009 and 2008.
The Bank has access to lines of credit amounting to $21 million at three major domestic banks that are below prime rate. These lines and terms are periodically reviewed by the banks and are generally subject to withdrawal at their discretion. There were no borrowings under these lines at December 31, 2009. At December 31, 2008, there was a borrowed balance of $750 thousand at a rate of .50%.
In 2009 Farmers National Banc Corp secured a $5 million revolving line of credit collateralized by the stock of the Bank. The line can be renewed annually. The outstanding balance at December 31, 2009 was $750 thousand. The interest rate is prime with a floor of 4.5%. The interest rate at December 31, 2009 was 4.5%.
There were no short-term advances from the Federal Home Loan Bank at December 31, 2009. The Bank had short-term advances from the Federal Home Loan Bank amounting to $20 million, with a weighted average interest rate of .42% at December 31, 2008. $5 million was under the cash management line of credit. Borrowings under the cash management line of credit have a variable interest rate and must be repaid within 90 days. $15 million was a short-term fixed rate advance, repaid in January 2009.
NOTE I — FEDERAL HOME LOAN BANK ADVANCES AND OTHER LONG-TERM BORROWINGS
At year end, long-term advances from the Federal Home Loan Bank were as follows:

	2009		2008
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
Fixed-rate interest only advances	$0	0.00%	$10,000	4.93%

Fixed-rate constant payment advances, at rates from 3.16% to 5.25% at December 31, 2009	6,924	4.62%	11,167	4.74%

Convertible and putable fixed-rate advances, at rates from 2.82% to 4.88% at December 31, 2009	20,000	4.12%	25,000	4.27%

Total advances	$26,924	4.25%	$46,167	4.53%

At year end 2009 and 2008, $5 million of the FHLB fixed-rate advances are convertible to a floating rate advance on or after certain specific dates at the option of the FHLB. Should the FHLB elect to convert, the Bank has the right to prepay any or all of the borrowing at the time of conversion and on any interest payment due date, thereafter, without penalty.
At year end 2009 and 2008, $15 million and $20 million of the FHLB fixed-rate advances are putable on or after certain specific dates at the option of the FHLB. Should the FHLB elect the put, the Bank is required to repay the advance on that date without penalty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
Federal Home Loan Bank advances are secured by a blanket pledge of residential mortgage loans totaling $108.2 million and $89.3 million at year end 2009 and 2008. Based on this collateral and the Company’s holdings of FHLB stock, the Bank is eligible to borrow an additional $60.2 million at year end 2009. Each advance is subject to a prepayment penalty if paid prior to its maturity date. Scheduled repayments of long-term FHLB advances are as follows:

Maturing in:
2010	$1,136
2011	2,487
2012	865
2013	820
2014	11,367
Later years	10,249

TOTAL	$26,924

The Bank has a note payable secured by real estate totaling $245 thousand in 2009 and $297 thousand in 2008. This note carried a fixed interest rate of 7.50%. Scheduled principal repayments of the note payable are as follows:

Maturing in:
2010	$56
2011	60
2012	65
2013	64

TOTAL	$245

NOTE J — COMMITMENTS AND CONTINGENT LIABILITIES
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
The contractual amount of financial instruments with off-balance-sheet risk at year end were as follows:

	2009		2008
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to make loans	$845	$8,872	$2,671	$13,836
Unused lines of credit	$33,368	$34,619	$33,488	$20,037
Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments for 2009 have interest rates ranging from 4.75% to 5.88% and maturities ranging from fifteen to thirty years. The fixed rate commitments for 2008 have interest rates ranging from 5.63% to 7.75% and maturities ranging from six months to twenty years. Fixed rate unused lines of credit have interest rates ranging from 3.25% to 18.00% at December 31, 2009 and 3.18% to 18.00% at December 31, 2008.
Standby letters of credit are considered financial guarantees. The standby letters of credit have a contractual value of $3.561 million in 2009 and $1.052 million in 2008. The carrying amount of these items on the balance sheet is not material.
NOTE K — STOCK OPTIONS
The Company’s Stock Option Plan, which was shareholder-approved, permitted the grant of share options to its directors, officers and employees for up to 375,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards were generally granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards have vesting periods of 5 years and have 10-year contractual terms. Option exercises are expected to be satisfied with either newly issued shares or treasury shares. The fair value of the Company’s stock at December 31, 2009 and 2008 was less than the fair value option exercise price, therefore the outstanding and exercisable options had no intrinsic value.
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
The fair value of options granted was determined using the following weighted-average assumptions as of the grant date during 2008. There were no options granted in 2009.

2008

Risk-free interest rate	2.51%
Expected term	5 yrs
Expected stock price volatility	15.48%
Dividend yield	7.14%
Fair value	$0.46
A summary of the activity in the stock option plan for 2009 is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Shares	Price	Life
Outstanding at beginning of year	44,500	$10.50	3.6 yrs
Granted	0
Exercised	0
Forfeited or expired	(7,500)	11.00

Outstanding at end of year	37,000	$10.40	2.8 yrs

Exercisable at end of year	33,000	$10.87	2.1 yrs

The Company expects all outstanding options to vest. As of December 31, 2009, the total unrecognized compensation cost related to nonvested stock options granted under the Plan was immaterial.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
Actual and required capital amounts and ratios are presented below at year-end:

				Requirement		To be Well Capitalized
				For Capital		Under Prompt Corrective
		Actual		Adequacy Purposes:		Action Provisions:
		Amount	Ratio	Amount	Ratio	Amount	Ratio
2009
Total Capital to risk weighted assets	Consolidated	$77,297	12.03%	$51,402	8.00%	N/A	N/A
	Bank	72,692	11.36%	51,197	8.00%	$63,996	10.00%
Tier I Capital to risk weighted assets	Consolidated	69,847	10.87%	25,701	4.00%	N/A	N/A
	Bank	65,251	10.20%	25,598	4.00%	38,398	6.00%
Tier I Capital to average assets	Consolidated	69,847	6.87%	40,659	4.00%	N/A	N/A
	Bank	65,251	6.52%	40,028	4.00%	50,035	5.00%

2008
Total Capital to risk weighted assets	Consolidated	$80,346	14.01%	$45,870	8.00%	N/A	N/A
	Bank	78,415	13.68%	45,845	8.00%	$57,306	10.00%
Tier I Capital to risk weighted assets	Consolidated	74,793	13.04%	22,935	4.00%	N/A	N/A
	Bank	72,862	12.71%	22,922	4.00%	34,384	6.00%
Tier I Capital to average assets	Consolidated	74,793	8.58%	34,878	4.00%	N/A	N/A
	Bank	72,862	8.37%	34,824	4.00%	43,530	5.00%
NOTE L — REGULATORY MATTERS
The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Management believes as of December 31, 2009, the Corporation and Bank meet all capital adequacy requirements to which it is subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2009 and 2008, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
Dividend Restrictions: The Corporation’s principal source of funds for dividend payments is dividends received from the Bank. The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). In 2010, the Bank could, without prior approval, declare dividends on any 2010 net profits retained above $1.75 million at the date of the dividend declaration.
The Bank experienced significant asset growth during 2009 which had a direct impact on certain capital ratios. In order to keep capital commensurate with the risk profile of the Bank, the Board of Directors has taken action to establish and maintain minimum ratio levels for the Bank’s Tier One Capital to Average Asset ratio at 7.20% and the Bank’s Total Capital to Risk Weighted Assets ratio at 11.00% during 2010.
NOTE M — EMPLOYEE BENEFIT PLANS
The Company has a qualified 401(k) deferred compensation Retirement Savings Plan. All employees of the Company who have completed at least one year of service and meet certain other eligibility requirements are eligible to participate in the plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation pursuant to section 401(k) of the Internal Revenue Code. The Company matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the Company may make an additional profit sharing contribution to the plan. Total expense was $236 thousand, $182 thousand and $194 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.
The Corporation maintains a deferred compensation plan for certain existing employees and retirees. Expense under the plan was $21 thousand, $26 thousand and $29 thousand for the years ended December 31, 2009, 2008 and 2007, respectively. The liability under the Plan at December 31, 2009 and 2008 was $383 thousand and $399 thousand.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
The Corporation also has a postretirement benefit plan covering individuals retired from the Corporation that have met certain service and age requirements and certain other active employees that have met similar service requirements. The postretirement health care plan includes a limit on the Corporation’s share of costs for recent and future retirees. Expense under this plan for 2009, 2008, and 2007 was not material. The accrued postretirement benefit liability under this plan is also not material. Due to the immateriality of the plan, the disclosures required under U.S. generally accepted accounting principles have been omitted.
NOTE N — INCOME TAXES
The provision for income taxes (credit) consists of the following:

	2009	2008	2007
Current expense	$1,875	$1,911	$1,389
Deferred expense	(806)	(924)	(213)

TOTALS	$1,069	$987	$1,176

Effective tax rates differ from federal statutory rate of 35% applied to income before income taxes due to the following:

	2009	2008	2007
Statutory tax	$2,419	$2,328	$2,485
Effect of nontaxable interest	(1,060)	(1,053)	(1,039)
Bank owned life insurance, net	(172)	(172)	(8)
Effect of nontaxable life insurance death proceeds	(32)	0	0
Other	(86)	(116)	(262)

ACTUAL TAX	$1,069	$987	$1,176

Deferred tax assets (liabilities) are comprised of the following:

	2009	2008
Deferred tax assets:
Allowance for credit losses	$2,590	$1,943
Security valuation	1,771	1,745
Deferred and accrued compensation	317	229
Deferred loan fees and costs	436	419
Capital loss carryover	11	265
Post-retirement benefits	155	147
Other	132	25

Gross deferred tax assets	$5,412	$4,773

Deferred tax liabilities:
Depreciation	$(742)	$(634)
Net unrealized gain on securities available for sale	(1,846)	(1,234)
Federal Home Loan Bank dividends	(482)	(735)
Prepaid expenditures	(124)	(106)
Other	(32)	(72)

Gross deferred tax liabilities	(3,226)	(2,781)

NET DEFERRED TAX ASSET	$2,186	$1,992

No valuation allowance for deferred tax assets was recorded at December 31, 2009 and 2008. Income taxes applicable to realized investment securities gains in 2009, 2008 and 2007 were $356 thousand, $166 thousand and $270 thousand, respectively. The capital loss carryover of $33 thousand, which can be used to offset future capital gain income, expires by December 31, 2013.
At December 31, 2009 and December 31, 2008, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.
The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by the federal taxing authority for years prior to 2006. The tax years 2006 — 2008 remain open to examination by the U.S. taxing authority.
NOTE O — RELATED PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates during 2009 were as follows:

Total loans at December 31, 2008	$5,812
New loans	593
Effect of changes in composition of related parties	(44)
Repayments	(1,228)

Total loans at December 31, 2009	$5,133

Deposits from principal officers, directors, and their affiliates at year-end 2009 and 2008 were $1.79 million and $1.87 million.
NOTE P — EARNINGS PER SHARE
The factors used in the earnings per share computation follow:

	2009	2008	2007
Basic EPS
Net income	$5,842	$5,665	$5,925

Weighted average shares outstanding	13,363,445	13,103,761	13,004,593

Basic earnings per share	$.44	$.43	$.46

Diluted EPS
Net income	$5,842	$5,665	$5,925

Weighted average shares outstanding for basic earnings per share	13,363,445	13,103,761	13,004,593
Effect of Stock Options	0	0	0

Weighted average shares for diluted earnings per share	13,363,445	13,103,761	13,004,593

Diluted earnings per share	$.44	$.43	$.46

Stock options for 37,000, 44,500 and 46,500 shares of common stock were not considered in computing diluted earnings per share for 2009, 2008 and 2007 respectively because they were antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE Q — OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) components and related tax effects were as follows:

	2009	2008	2007
Net unrealized holding gains (losses) on available for sale securities	$2,607	$2,294	$962

Reclassification adjustment for (gains) losses realized in income	(943)	2,237	102

Net unrealized gains (losses)	1,664	4,531	1,064
Tax effect	(612)	(1,586)	(372)

Net-of-tax amount	$1,052	$2,945	$692

Reclassification adjustment for (gains) losses realized in income includes other-than-temporary impairment losses of $74, $2,711 and $873 respectively. All impairment losses relate to equity securities thus all other-than-temporary impairment has been recognized in net income.
NOTE R — BUSINESS COMBINATION
On March 31, 2009, the Company acquired 100% of the capital stock of Butler Wick Trust Company, a wholly owned subsidiary of Butler Wick Corporation in exchange for $12.125 million in cash. With the acquisition, the Company has added trust and estate services to complement its core retail banking and investment services. The newly acquired trust entity is operating under the name Farmers Trust Company. Merger-related costs are recognized as expense in the Company’s income statement for the year ended December 31, 2009.
The goodwill of $3.71 million arising from the acquisition consisted largely of synergies and other benefits that flow from control over the combining of the operations of the companies. The amount of goodwill that is expected to be deductible for income taxes purposes is $3.71 million. The fair value of $4.24 million of intangible assets is related to customer relationships and noncompetition agreements with two key Trust Company employees. The following table summarizes the amounts of assets acquired and liabilities assumed at the acquisition date:

Cash and due from banks	$1,614
Securities available for sale	2,071
Premises and equipment	44
Identifiable intangible assets	4,240
Other assets	716
Liabilities assumed	(269)

Total identifiable net assets	8,416
Goodwill	3,709

Total net assets acquired	$12,125

NOTE S — SEGMENT INFORMATION
A reportable segment is determined by the products and services offered, primarily distinguished between banking and trust operations. They are also distinguished by the level of information provided to the chief operating decision makers in the Company, who use such information to review performance of various components of the business, which are then aggregated. Loans, investments, and deposits provide the revenues in the banking operation, and trust service fees provide the revenue in trust operations. All operations are domestic.
Significant segment totals are reconciled to the financial statements as follows:

	Trust	Bank		Consolidated
December 31, 2009	Segment	Segment	Others	Totals
Assets
Cash and due from banks	$866	$50,327	$(33)	$51,160
Securities available for sale	3,519	305,734	115	309,368
Net loans	0	601,995	0	601,995
Premises and equipment, net	112	14,081	0	14,193
Goodwill	3,709	0	0	3,709
Other intangibles	3,791	0	0	3,791
Other assets	475	29,881	236	30,592

Total Assets	$12,472	$1,002,018	$318	$1,014,808

Liabilities and Stockholders’ Equity
Deposits, borrowings and other liabilities	$255	$933,273	$652	$934,180
Stockholders’ equity	12,217	68,745	(334)	80,628

Total Liabilities and Stockholders’ Equity	$12,472	$1,002,018	$318	$1,014,808

	Trust	Bank		Consolidated
For year ended 2009	Segment	Segment	Others	Totals

Interest and dividend income	$66	$49,701	$8	$49,775
Interest expense	0	16,547	0	16,547

Net interest income	66	33,154	8	33,228
Provision for loan losses	0	6,050	0	6,050

Net interest income after provision for loan losses	66	27,104	8	27,178

Service fees and other noninterest income	3,467	6,057	(136)	9,388
Noninterest expense
Salaries and employee benefits	2,072	13,073	0	15,145
Occupancy and equipment	343	3,195	0	3,538
State and local taxes	47	883	0	930
Professional fees	36	984	0	1,020
Advertising	24	571	0	595
Intangible amortization	449	0	0	449
Other	429	7,054	495	7,978

Total noninterest expense.	3,400	25,760	495	29,655

Income before taxes	133	7,401	(623)	6,911
Income tax	46	1,235	(212)	1,069

Net Income	$87	$6,166	$(411)	$5,842

The Bank segment includes Farmers National Insurance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
NOTE T — QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended 2009	March 31	June 30	September 30	December 31
Total interest income	$11,994	$12,329	$12,649	$12,803
Total interest expense	4,311	4,101	4,178	3,957

Net interest income	7,683	8,228	8,471	8,846
Provision for loan losses	450	1,050	1,550	3,000
Other income	1,118	2,643	2,609	3,018
Other expense	6,256	7,803	7,675	7,921

Income before income taxes	2,095	2,018	1,855	943
Income taxes	411	361	299	(2)

Net income	$1,684	$1,657	$1,556	$945

Earnings per share — basic and diluted	$0.13	$0.12	$0.12	$0.07

Quarter Ended 2008	March 31	June 30	September 30	December 31
Total interest income	$11,198	$11,347	$11,808	$12,062
Total interest expense	5,364	4,954	4,922	4,707

Net interest income	5,834	6,393	6,886	7,355
Provision for loan losses	110	100	350	860
Other income	1,395	644	(249)	827
Other expense	5,006	5,095	5,269	5,643

Income before income taxes	2,113	1,842	1,018	1,679
Income taxes	389	308	19	271

Net income	$1,724	$1,534	$999	$1,408

Earnings per share — basic and diluted	$0.13	$0.12	$0.08	$0.11
During the quarter ended September 30, 2008, the Bank recorded a charge of $1.8 million for other-than-temporary impairment of securities, resulting in the lower net income for the quarter. In the fourth quarter of 2009, the Bank recorded a loan charge-off of $1.79 million leading to a $3 million provision for loan losses for the quarter.
NOTE U — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Below is condensed financial information of Farmers National Banc Corp. (parent company only). This information should be read in conjunction with the consolidated financial statements and related notes.
BALANCE SHEETS

	December 31, 2009	December 31, 2008
Assets:
Cash	$275	$1,235
Investment in subsidiaries	80,962	75,170
Securities available for sale	115	944
Other	237	133

TOTAL ASSETS	$81,589	$77,482

Liabilities:
Dividends payable	$171	$322
Note payable	750	0
Other accounts payable	40	58

TOTAL LIABILITIES	961	380

Stockholders’ equity:
Common stock	95,650	94,217
Retained earnings	7,137	6,096
Accumulated other comprehensive income (loss)	3,344	2,292
Treasury stock, at cost; 2,053,098 shares in 2009 and 2,053,058 shares in 2008	(25,503)	(25,503)

TOTAL STOCKHOLDERS’ EQUITY	80,628	77,102

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$81,589	$77,482

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Per Share Data)
STATEMENTS OF INCOME

Years ended December 31,	2009	2008	2007
Income:
Dividends from subsidiary bank	$13,746	$0	$14,339
Interest and dividends on securities	8	45	68
Security gains/(losses)	(74)	(87)	9

TOTAL INCOME	13,680	(42)	14,416
Other expenses	(557)	(249)	(172)

Income before income tax benefit and undistributed subsidiary income	13,123	(291)	14,244
Income tax benefit	212	99	32
Equity in undistributed net income of subsidiary (dividends in excess of net income)	(7,493)	5,857	(8,351)

NET INCOME	$5,842	$5,665	$5,925

STATEMENTS OF CASH FLOWS

Years ended December 31,	2009	2008	2007
Cash flows from operating activities:
Net income	$5,842	$5,665	$5,925
Adjustments to reconcile net income to net cash provided by operating activities:
Security (gains)/losses	0	49	(9)
Impairment of securities	74	38	0
Dividends in excess of net income (Equity in undistributed net income of subsidiary)	7,493	(5,857)	8,351
Other	(290)	(102)	(44)

NET CASH FROM OPERATING ACTIVITIES	13,119	(207)	14,223

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	800	1,600	1,600
Proceeds from sales of securities available for sale	0	61	9
Investment in subsidiaries	(12,260)	0	0
Purchases of securities available for sale	(1)	(1,587)	(1,569)

NET CASH FROM INVESTING ACTIVITIES	(11,461)	74	40

Cash flows from financing activities:
Purchase of treasury stock	0	(1,102)	(3,986)
Dividends paid	(4,801)	(6,802)	(8,409)
Proceeds of borrowings	750	0	0
Proceeds from dividend reinvestment	1,433	2,476	3,375

NET CASH FROM FINANCING ACTIVITIES	(2,618)	(5,428)	(9,020)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(960)	(5,561)	5,243

Beginning cash and cash equivalents	1,235	6,796	1,553

Ending cash and cash equivalents	$275	$1,235	$6,796

PHILANTHROPY
INVESTING IN OUR COMMUNITIES
Investing in our communities is a cornerstone of Farmers’ philosophy. We know that contributing to our communities is a way for us to help create future economic growth and prosperity. At Farmers, we also believe that if our communities flourish, so will we. That is why each year Farmers invests financial and human capital by partnering with local agencies, nonprofit partners, schools, universities and other organizations to make our communities better places to live and work.
During the economic downfall, Farmers continued to contribute to the communities by increasing donations by 36%. Farmers National Bank recognized that discontinuing a giving program during these challenging times would be detrimental to the community’s growth and development. In 2009, an unprecedented sum of $170,173 was donated to local charities, schools, universities, hospitals and more to improve the lives of our community members.
We want our shareholders to know that your company believes not only in doing well, but also in doing good.
2009 DONATION WHEEL Total: $170,173 Community Athletics 2% Arts Civic Civic 8% EconomicDeveloPment 6% Community Athletics Economic Development | Education J Health & Wellness V HijjjUjH Health & Wellness VV Higher Education B % m MISC Religious Religious 5% Social Services MISC1%

FARMERS NATIONAL FINANCIAL GROUP

Dan Cvercko, Program Manager Investment Executive
Vince Dobransky
Investment Advisor Representative
Steve Fisher
Investment Executive
Phil Lammers
Investment Advisor Representative
David G. Frank, CLU, ChFC
Insurance Director
FARMERS NATIONAL INVESTMENTS
Today’s investment climate offers unprecedented opportunities. At Farmers National Investments, our mission is to help clients take advantage of those opportunities by providing them with three key tools:
1. A clear understanding of their financial goals

2. A well-defined road map for achieving those goals

3. Advice to help adjust their road map when their needs change
Our services cover all areas of financial management, from investment and retirement planning to risk management and estate conservation. We specialize in helping our clients develop a comprehensive, cohesive financial strategy that fits their unique needs and enables them to meet both short- and long-term objectives.
Professional Services Offered:
•	Portfolio Strategy

•	Insurance Needs

•	Asset Allocation

•	Retirement Planning

•	College Funding

•	Tax-Favored Investing

•	Health Care Concerns

•	Business Owner Needs

•	Estate Issues*

*	Please note that neither Farmers National Investments nor any of its representatives may give legal or tax advice.
PrimeVest Financial Services, Inc. is an independent, registered broker-dealer, member SIPC/FINRA. Securities and insurance products offered by PrimeVest:-Not FDIC/NCUSIF insured- May go down in value-Not financial institution guaranteed-Not a deposit-Not insured by any federal government agency. Advisory services may only be offered by Investment Adviser Representatives in connection with an appropriate PrimeVest Advisory Services Agreement and disclosure brochure as provided.
FARMERS NATIONAL INSURANCE
In early 2009, Farmers National Bank became a fully-licensed insurance agency offering life, health and property casualty products. David G. Frank, CLU, ChFC, with over 35 years of experience, has been appointed Insurance Director for the agency.
Farmers National Insurance offers a comprehensive array of products to include:
•	Auto Insurance

•	Homeowners Insurance

•	Personal Liability Insurance

•	Business Insurance

•	Pet Insurance

•	Dental & Health Insurance

BOARD OF DIRECTORS
From left to right: Frank L. Paden, Joseph D. Lane, Ronald V. Wertz, Earl R. Scott, Anne Frederick Crawford, Benjamin R. Brown, Ralph D. Macali and James R. Fisher
EXECUTIVE TEAM
From Left to right: Brian E. Jackson, Vice President, Chief Information Officer; James H. Sisek, Esq., President & CEO, Farmers Trust Company; Mark L. Graham, Senior Vice President and Senior Loan Officer; Kevin J. Helmick, Senior Vice President, Retail Services; Bradley S. Henderson, Vice President Facilities Management/Security; Carl D. Culp, Executive Vice President & CFO; Mark A. Nicastro, Vice President, Director of Human Resources; John S. Gulas, Executive Vice President & COO; Frank L. Paden, President & CEO; Amber B. Wallace, Senior Vice President, Director of Marketing

BE SURE OF WHERE YOU’RE STANDING... AND THEN STAND STRONG For over 120 years, Farmers National Bank has taken pride in setting a standard for what it means to be a community bank. In challenging economic times, local families and businesses need to know that their bank can weather the ups and downs, and stand firm in their role in the community.
The theme of this year’s annual report focuses on the attributes that Farmers is known for: stability, strength, and longevity. Farmers is a long-term banking partner who adapts to changing times, changing needs and community concerns.
You can feel confident that Farmers is the bank to choose if you want rock solid strength for your family or business.
FARMERS NATIONAL BANC CORP.
20 SOUTH BROAD STREET P.O. BOX 555 CANFIELD, OHIO 44406