Form 10-K, Exhibit 13
period 2010-12-31
FARMERS NATIONAL BANC CORP /OH/
filed 2011-03-14
CIK 709337

Exhibit 13

INVESTING IN OUR FUTURE

FARMERS NATIONAL BANC CORP.

2010 ANNUAL REPORT

CORPORATE PROFILE
Farmers National Banc Corp. (the “Company”) is a multi-bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company provides full banking services through its nationally chartered subsidiary, The Farmers National Bank of Canfield (the “Bank”). The Company provides trust services through its subsidiary, Farmers Trust Company, and insurance services through the Bank’s subsidiary, Farmers National Insurance. Farmers Trust Company has a state-chartered bank license to conduct trust business from the Ohio Department of Commerce — Division of Financial Institutions.
The Farmers National Bank, chartered in 1887, is a full-service financial services company engaged in commercial and retail banking with a total of seventeen (17) retail offices and two (2) trust offices located in the counties of Mahoning, Columbiana and Trumbull in the State of Ohio. In addition, the Farmers National Bank provides 24-hour access to a network of Automated Teller Machines and offers Internet and telephone banking services. Farmers National Bank competes with state and national banks, as well as with a large number of other financial institutions, such as thrifts, insurance companies, consumer finance companies, credit unions and commercial finance leasing companies for deposits, loans and other financial service business. The principal methods by which Farmers National Bank competes are loan interest rates, the rates paid for funds, the fees charged for services and the availability of services.
As a national banking association, Farmers National Bank is a member of the Federal Reserve System, is subject to the supervision and regulation of the Office of the Comptroller of the Currency, and deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law.
CORE VALUES/ BELIEFS
Integrity
Respect
Diligence
Stewardship
Commitment
Relationships
MISSION STATEMENT
“Our organization will strive to be the premier financial partner providing the best products and services to achieve innovative solutions for customers, associates, shareholders and the community. We will do so with integrity, respect and commitment to quality.”

TABLE OF CONTENTS

Financial Highlights	3
Letters To Our Shareholders	4-9
Investor Information	10
Selected Financial Data	11-14
Management’s Discussion & Analysis	14-24
Management’s Report on Internal Control Over Financial Reporting	25
Report of Independent Auditors	26
Consolidated Financial Statements & Notes	27-48
Community Giving	49
Farmers National Financial Group	50
Board of Directors & Executive Team	51
ANNUAL MEETING NOTICE
The Annual Meeting of Shareholders will be held at the Family Life Center Banquet Hall at St. Michael Parish at 300 North Broad Street, Canfield, OH 44406 at 3:30 p.m. local time, on Thursday, April 28, 2011.
FINANCIAL HIGHLIGHTS
(Dollar Amounts in Thousands Except for Per Share Data)

For the Year	2010	2009	2008
Net Income	$8,991	$5,842	$5,665
Return on Average Assets	0.87%	0.60%	0.67%
Return on Average Equity	10.46%	7.32%	7.67%

Per Share

Net Income (Basic)	$0.66	$0.44	$0.43
Net Income (Diluted)	0.66	0.44	0.43
Book Value	6.45	5.96	5.83

Balances at Year-End

Total Assets	$982,751	$1,014,808	$880,370
Earning Assets	915,224	948,187	829,173
Total Deposits	761,050	777,552	648,010
Net Loans	581,060	601,995	546,452
Total Stockholders’ Equity	88,048	80,628	77,102
Cash Dividends	1,626	4,801	6,802

Common Shares Outstanding	13,646	13,520	13,230

FROM THE DESK OF:
JOHN S. GULAS, PRESIDENT & CEO
For 124 years, we have maintained disciplined focus on our core values. We will continue to stay focused on those values as we chart a course for the future.
Dear Fellow Shareholders:
The past two years were the most challenging for banks since “The Great Depression” and were dubbed by many as “The Great Recession”. From December 31, 2008 to December 31, 2010, federal regulators closed almost 300 banks. Many of these failed institutions were community banks caught up in a changing regulatory environment and stressed credit quality situations.
Your Bank took a different approach than many. We focused on strategies and actions that strengthened our company now and afforded us the opportunity to invest for our future success. Farmers shunned TARP, tried to anticipate regulatory changes and established a plan to attain profitable growth while maintaining — and improving — sound operations and risk management.
Farmers has remained profitable throughout this past cycle and has taken advantage of opportunities presented. From December 31, 2008 to December 31, 2010, we grew assets by 12%, loans by 6% and core deposits by 13% resulting in revenue growth of 26%.
For 124 years, we have maintained disciplined focus on our core values and will continue to stay focused on those values as we chart a course for the future. The road ahead will be full of new challenges and we will need to be more flexible to address those challenges. The regulatory landscape will continue to evolve and we must adapt. We must actively address our structural limitations if we are to replace revenue streams currently under attack by new regulations.
CAPITAL RAISING INITIATIVES
We are pleased to report that with your help, we have successfully raised $15 million in new capital. This new capital represents the fuel we need to take us into a secure future. It will position us to generate additional assets and revenues that should create additional profits that can be reinvested in our business and distributed as dividends to our shareholders. The key to our success in increasing the revenues necessary to meet our goals will include proper deployment of this capital and the ability to be more flexible in identifying and opportunistically acting on new, profitable growth situations.
RISK MANAGEMENT AND ASSET QUALITY
This will continue to be a key differentiator for successful banks and will remain a focus for Farmers. We made significant investments in 2010 and will again in 2011 to make sure that we have the right people and processes in place to ensure proper credit, investment, rate, market, reputation and overall enterprise risk management. This process has provided protection for our shareholders in the past and will continue to ensure our viability into the future.
BRAND ENHANCEMENT
We have found that a focus on being Farmers National Bank has served us well. There is value in our brand. We are engaged with the community and recognized as the bank of choice for customers looking for a true relationship-focused community bank. Our campaigns have demonstrated your Bank to be “Rock Solid,” a “Safe Harbor” and that we “Stand Strong”. All supporting the sound claim that Farmers is the strongest local bank, providing us with the image and exposure needed to gain a larger percentage of the market in the Valley.

ATTRACT, DEVELOP AND RETAIN QUALITY PEOPLE
We are continuing our focus on attracting and retaining the right people. We have improved our health benefits program while cutting costs. Our 401-k plan has expanded investment options with reduced administrative costs. Farmers Academy is in its second year of training our internal talent as leaders for the future. We need motivated, dedicated and responsible associates to deliver the quality service we envision for our customers and return value to our shareholders. To retain the right people, we will need to improve our compensation programs to compete with our peers. By treating employees fairly, and with dignity and respect, we will retain and attract a satisfied workforce focused on adding value to themselves and our shareholders.
LEVERAGE TECHNOLOGY
We made needed upgrades to our systems and infrastructure over the last two years. We are now seeing the benefits of these upgrades in improved products and services, to meet the changing needs of our customers. These improvements have also aided management with improved financial and risk reporting allowing us to achieve improved profitability, as evidenced by our 54% improvement in earnings and attainment of a 61% efficiency ratio and 4.1% net-interest margin. Our IT area is now properly staffed and has only touched the surface of value-added enhancements that will contribute to additional successes.
EXPAND ASSET BASE THROUGH LOAN AND CORE DEPOSIT GROWTH
One of our greatest opportunities in 2011 will be the continued expansion of our quality loan portfolio and core deposits in the Mahoning Valley. Our current market share is still below what we believe to be our fair share of the marketplace. Our approximate market share in Mahoning and Columbiana counties is 10% and is about 7% in Trumbull County. Our strategy for organic growth is to attain a more significant market share in each of these markets in order to become one of the top providers of financial services in each of these markets. During this time of economic upheaval, we appreciate the need to diversify our market risk, but not to reach beyond our core competencies. We will look for opportunistic situations that fit our risk profile in Northeastern Ohio and Western Pennsylvania.
DIVERSIFY FINANCIALS
Diversification of revenue sources has also been very important to Farmers in the past two years. Excluding security gains and impairment of securities, we have experienced 117% growth in our non-interest income since 2008. This growth contributed to our ability to meet the added cost of regulatory mandates and the economic impacts to our credit customers. These new revenues should allow us to move toward improved dividends as earnings continue to improve and the economic cycle returns to normal. Our new tool kit of services allows us to penetrate and expand our customer base, while reducing our interest rate risk. Farmers Trust Company has grown 50% since its acquisition in 2009 and our Farmers National Investments group added 57% in net revenues over their 2009 production. Farmers National Insurance is still in its formative period, but should provide great opportunities for revenue growth as it completes its first full year in 2011.
I think you will agree we have had many successes. We believe these successes are only a taste of what the future holds for Farmers. We believe that we are well-positioned to take advantage of opportunities within the Mahoning Valley; however, we need your assistance in making additional changes to our governance documents so that we have the flexibility to meet future challenges and capitalize on new opportunities. These changes are more fully described in the accompanying proxy statement and you will be asked to vote on these changes at our Annual Meeting. I encourage you to call me with any questions that you have regarding our business vision, our hopes and our desires. In addition, I would be happy to discuss any of the items we are requesting shareholders to vote on at our upcoming Annual Meeting. Your support is imperative to our long-term success, especially in light of the ever changing economic and regulatory environment in which we operate, and we urge you to vote on the matters presented at the Annual Meeting.
I thank you, as does our entire Senior Team and Board of Directors, for your past and future support in securing the future of Farmers National Banc Corp.
Sincerely,

John S. Gulas
President & CEO

FROM THE DESK OF:
FRANK L. PADEN, EXECUTIVE CHAIRMAN OF THE BOARD
This new capital injection was the first of its kind for the Company in over 30 years.
Letter from the Executive Chairman of the Board to the Shareholders:
I encourage you to read this 2010 Annual Report to Shareholders. You will find favorable reports on how this Company adjusted accordingly to the changing regulatory environment, produced amazing results in difficult economic conditions, and took many steps to invest responsibly for future growth and revenue enhancement opportunities.
Our Board of Directors made some very hard business decisions during this past year. Our record of financial stability enabled us to make key strategic decisions to leverage our conservative operating model that provides us with a strong core revenue stream together with diverse revenue sources that enhance our opportunities for future growth and profitability. To support this growth and pursue our strategic initiatives, during January 2011, we successfully completed a rights and public offering of our common shares. Through the sale of 5,000,000 shares of common shares, we were able to generate gross proceeds of $15,000,000 as a source of new capital. These funds will be used to enable the Company to continue pursuing our program of controlled growth and diversifying our sources of revenue. This new capital injection was the first of its kind for the Company in over 30 years.
In July of this past year, the Board promoted Mr. John S. Gulas to the position of President and CEO for Farmers National Banc Corp. and the subsidiary bank, Farmers National Bank. At that same time, having served as President & CEO for the past 14 years, the Board of Directors appointed me to serve as the Executive Chairman of the Board during the final stage of this management succession plan.
Mr. Gulas, who was also appointed to the Board of Directors at that time, reshaped the Senior Leadership team and reinvigorated our Company.
Additionally, two new directors were appointed to the Board in order to fill the retirements of Mr. James R. Fisher and Mr. Benjamin R. Brown. Mr. Lance J. Ciroli joined the Board in October following a 33 year career in the bank regulatory industry supervising community banks. Mr. David Z. Paull was added to the Board on January 1, 2011. Mr. Paull is employed with RTI International Metals, Inc. as a Vice President Human Resources Operations and Labor Relations for over 32 years. In February 2011, Mr. Joseph D. Lane informed the Board that he would not seek to be elected for a new three year term. Our Corporate Governance and Nominating Committee is pleased to nominate and recommend the approval of Mr. Gregory C. Bestic to fill the spot held by Mr. Lane. Mr. Bestic, a CPA and Cr. F. A., is the Managing Principal with the local accounting firm of Schroedel, Scullin and Bestic, LLC and brings over 33 years of public accounting experience.
Our success has hinged on the community service and the loyalty and dedication of all our customers. I’m extremely proud of our knowledgeable, caring staff, the leadership of management and our Board of Directors. I personally thank all of the shareholders for your support and trust you have in our Company.
Very truly yours,

Frank L. Paden
Executive Chairman of the Board

FROM THE DESK OF:
JAMES H. SISEK, ESQ. PRESIDENT & CEO
AND WILLIAM HANSHAW, ESQ. EXECUTIVE V.P. & SECRETARY

James H. Sisek, Esq.	William Hanshaw, Esq.
President & CEO	Executive V.P. & Secretary
On behalf of Farmers Trust Company, we are pleased to announce record growth in assets and earnings for the calendar year 2010. Trust assets increased in value from $822 million in December of 2009 to $912 million in December of 2010. Operating earnings before tax and amortization increased to $1.1 million. While some of the growth is due to the rebound in the equity markets, we attribute most of the growth to the desire of individuals and charitable institutions to have their financial affairs and family wealth managed locally with individuals they know and trust. The growth of Farmers Trust Company, together with the synergy of Farmers National Bank, continues to benefit clients and shareholders.
Other highlights during 2010 include:
•	The reorganization of our Investment Department to our downtown Youngstown offices with five investment officers.
•	The retirement, after 14 years, of Karen L. Cipperley as Chief Investment Officer.
•	The promotion of Scott R. Schulick to Senior Trust Investment Officer and Treasurer, and Amy L. Jones to Trust Officer.
•	The promotion of four employees to officer positions: Margaret S. Adams, Esq., William F. Moss III, Michelle M. Schenker, and Eric R. Watson.
•	The growth of our Employee Benefits Department with assets increased to $163 million.
•	The expansion of our Tax Department, which files in excess of 1,000 tax returns electronically on both the Federal and State level.
•	The establishment of a formal Business Development division.
During the calendar year 2010, continuing improvements were made to the Metavante Trust Accounting System, which daily tracks and balances all securities in the Company together with posted dividends and interest. All securities are valued on a daily basis and are available for client view through our internet information service known as Portfolio Online. This feature allows clients to monitor their portfolios and market value information at their convenience 24/7, and to discuss any issues with the appropriate administrative or investment office assigned to the account in a timely manner.
Clients of Farmers Trust Company continue to be among the most generous in the Mahoning Valley. During the year, individuals, private foundations, and charitable trusts contributed in excess of $6 million to beneficiaries throughout the community. Significant grants were made in the field of education to Youngstown State University, Mount Union College, Westminster College and the College of Wooster. Distributions to local health providers were made to St. Elizabeth Medical Center, Akron Children’s Hospital, and Trumbull Memorial Hospital, as well as to Western Reserve Care System. Humanitarian grants were made to the American Red Cross, Hospice and the Rescue Mission among others, while cultural programs such as the Mahoning Valley Historical Society, The Youngstown Symphony Center, Henry H. Stambaugh Auditorium, and the Butler Institute of American Art were also recipients.
With offices in downtown Youngstown and in Howland, our professional staff of 28 is skilled in administering all types of personal trusts, charitable trusts, estates, employee benefits, and personal financial planning. Maintaining local administrative, investment, operations, employee benefits, tax and business development departments, Farmers Trust Company looks forward to additional growth in the Valley during the calendar year 2011. Thank you for your continued confidence and allowing us to assist you with your investments, charitable and estate planning, and personal and business affairs.

Sincerely,

James H. Sisek, Esq.	William Hanshaw, Esq.
President & CEO	Executive V.P. & Secretary

FROM THE DESK OF:
CARL D. CULP, EXECUTIVE VICE PRESIDENT & CFO
The net interest margin improved from 3.88% at December 31, 2009 to 4.10% for 2010, or 22 basis points.
To Our Shareholders,
The following paragraphs provide a brief overview of relevant information regarding your Company’s financial performance in 2010.
Net income for 2010 was $9.0 million, or $0.66 basic and diluted earnings per share, compared to $5.8 million, or $0.44 diluted earnings per share in 2009, increases of 53.9% and 50%, respectively. The results for 2010 included security gains of $2.7 million, compared to $1.0 million in 2009.
The net interest margin improved from 3.88% at December 31, 2009 to 4.10% for 2010, or 22 basis points. Total average earning assets increased 5.63%, while the yields on those average-earning assets decreased 47 basis points from 5.72% in 2009 to 5.25% in 2010. Total interest-bearing liabilities increased 5.62%, and the cost on the average interest-bearing liabilities decreased from 2.01% in 2009 to 1.27% in 2010, or 74 basis points. The decrease in cost was the result of lower rates of interest paid on interest-bearing deposits and repurchase agreements. The increase in net interest margin combined with a higher level of earning assets resulted in a significant improvement in net interest income from the previous year.
Noninterest income increased by $3.8 million in 2010, primarily as a result of an increase of $1.4 million in trust income and a $1.7 million increase in security gains. The addition of Farmers Trust Company in March 2009 continues to complement our existing core retail and asset management services.
DEPOSITS
Average deposits increased 7.51% during the past year, as the growth in money market accounts was offset by a decrease in time deposits when our customers moved deposit dollars from time deposits seeking liquidity. Your Company’s focus is on core deposit growth and we will continue to price deposit rates to remain competitive within the market and to retain customers. At December 31, 2010, core deposits, which are defined as savings and money market accounts, time deposits less than $100 thousand, demand deposits and interest-bearing demand deposits, represent 86% of our total deposits.

LOANS
Average loans increased 3% during 2010. The Company continues to build on a strategy developed a few years ago to diversify the loan portfolio and employ a more balanced portfolio management model between commercial, commercial real estate, residential real estate and consumer loans. At year-end, we have approximately 13% of the loan portfolio in commercial loans, 34% in commercial real estate loans, 30% in residential real estate loans and 23% in consumer loans. Our team of experienced loan officers remains focused on increasing our portfolio by building long-term customer relationships.
During the year, management provided $8.08 million to the allowance for loan losses. Although the Company has a lower level of non-performing loans at December 31, 2010, compared to the same time in 2009, management believed an increase in the allowance for loan losses was necessary because of an increase in the historical loss experience of commercial real estate loans and commercial and industrial loans that are classified as substandard. Substandard loans are those that exhibit one or more structural weakness and are characterized by the distinct possibility that the Company will sustain some loss on the loan unless the weaknesses are corrected. Two key ratios to monitor asset quality performance are the allowance for loan losses to total loans and the allowance for loan losses to non-performing loans. At year-end 2010, these ratios improved to 1.58% and 105%, respectively compared to 1.21% and 73% in 2009. Management remains diligent in monitoring local economic conditions and the impact that it may have on our loan portfolio.
Loan strategies for the upcoming year are to grow balances in our loan portfolios responsibly, while maintaining our underwriting standards and carefully pricing new loans in a potentially rising interest rate environment.
STOCKHOLDERS EQUITY
Stockholders’ equity increased $7.4 million, or 9.2%, during 2010. At the end of the year, Farmers National Bank is “well capitalized” under regulatory guidelines. In order to preserve capital and create a stronger position for long-term shareholder value, we decreased our quarterly cash dividend to $0.03 per share during the first quarter 2010. Total cash dividends declared were $1.6 million in 2010 and $4.8 million in 2009.
At the beginning of 2011, our Company was successful in raising new capital that will provide the fuel needed to again grow our asset base and provide additional revenue producing opportunities. We will continue to remain focused on our core values as we strive to build shareholder value.
Sincerely,

Carl D. Culp
Executive Vice President & CFO

INVESTOR INFORMATION
Corporate Headquarters: Farmers National Banc Corp., 20 South Broad Street, P.O. Box 555, Canfield, OH 44406. Phone 330-533-5127 or Toll Free 1-888-988-3276.
Website: www.farmersbankgroup.com
Dividend Payments: Subject to the approval of the Board of Directors, quarterly cash dividends are customarily payable on or about the 30th day of March, June, September and December.
Transfer Agent: Registrar and Transfer Company, Attention: Stock Transfer Services, 10 Commerce Drive, Cranford, NJ 07016
Dividend Reinvestment Plan (DRIP): Registered shareholders can purchase additional common shares of Farmers’ common stock through Farmers Dividend Reinvestment Plan. Participation is voluntary and allows for automatic reinvestment of cash dividends and the safekeeping of stock certificates. To obtain a prospectus, contact the Registrar and Transfer Co. at 1-800-368-5948.
Direct Deposit of Cash Dividends: The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account. For information regarding this program, please contact the Registrar and Transfer Co. at 1-800-368-5948.
Annual Report on Form 10-K: A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided to any shareholder on request to the Company, to the attention: Mr. Carl D. Culp, Farmers National Banc Corp., 20 South Broad Street, P.O. Box 555 Canfield, OH 44406
Common Stock Listing and Information as to Stock Prices and Dividends: The Company’s common shares trade on the OTC Bulletin Board under the symbol FMNB.OB. There are approximately six local and/or regional brokerage firms that are known to be relatively active in trading the Company’s common shares. Set forth in the accompanying table are per share prices at which common shares have actually been purchased and sold in transactions during the periods indicated, to the knowledge of the Company. Also included in the table are dividends per share paid on the outstanding Company’s common shares and any shares dividends paid. As of December 31, 2010, there were 13,646,035 shares outstanding and 3,691 shareholders of record of common shares.
MARKET AND DIVIDEND SUMMARY

Dividend Date	High	Low	Dividend
March 2009	$6.74	$3.65	$0.12
June 2009	$6.80	$4.70	$0.12
September 2009	$6.20	$4.70	$0.06
December 2009	$5.40	$4.00	$0.06

March 2010	$4.80	$4.10	$0.03
June 2010	$4.65	$3.50	$0.03
September 2010	$4.10	$3.47	$0.03
December 2010	$3.70	$3.45	$0.03
The following graph compares the cumulative five year total return to shareholders on Farmers National Banc Corp.’s common shares relative to the cumulative total returns of the NASDAQ Composite index and the NASDAQ Bank index. The graph assumes that the value of the investment in the Company’s common shares and in each of the indexes (including reinvestment of dividends) was $100 on 12/31/2005 and tracks it through 12/31/2010.

	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10

Farmers National Banc Corp.	100.00	87.70	68.44	33.72	47.66	38.88
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
NASDAQ Bank	100.00	113.82	91.16	71.52	59.87	68.34
The stock price performance included in this graph is not necessarily indicative of future stock price performance.

SELECTED FINANCIAL DATA
(Table Dollar Amounts In Thousands except Share and Per Share Data)

For the Years Ending December 31,	2010	2009	2008	2007	2006

SUMMARY OF EARNINGS
Total Interest Income (including fees on loans)	$48,365	$49,775	$46,415	$45,538	$44,098
Total Interest Expense	10,998	16,547	19,947	21,893	20,199

Net Interest Income	37,367	33,228	26,468	23,645	23,899
Provision for Loan Losses	8,078	6,050	1,420	570	200
Noninterest Income (1)	13,210	9,388	2,617	4,408	5,134
Noninterest Expense	30,964	29,655	21,013	20,382	19,619

Income Before Income Taxes	11,535	6,911	6,652	7,101	9,214
Income Taxes	2,544	1,069	987	1,176	1,999

NET INCOME	$8,991	$5,842	$5,665	$5,925	$7,215

PER SHARE DATA
Basic earnings per share	$0.66	$0.44	$0.43	$0.46	$0.55
Diluted earnings per share	0.66	0.44	0.43	0.46	0.55
Cash Dividends Paid	0.12	0.36	0.52	0.64	0.64
Book Value at Year-End	6.45	5.96	5.83	5.67	5.83
Tangible Book Value (2)	5.95	5.41	5.83	5.67	5.83

BALANCES AT YEAR-END
Total Assets	$982,751	$1,014,808	$880,370	$798,236	$821,584
Earning Assets	915,224	948,187	829,173	745,482	778,719
Total Deposits	761,050	777,552	648,010	593,428	619,747
Short-Term Borrowings	105,634	125,912	105,435	74,174	77,792
Long-Term Borrowings	24,733	27,169	46,464	52,455	41,602
Net Loans	581,060	601,995	546,452	508,647	502,594
Total Stockholders’ Equity	88,048	80,628	77,102	73,920	76,223

AVERAGE BALANCES
Total Assets	$1,030,516	$970,163	$841,630	$804,968	$818,549
Total Stockholders’ Equity	85,968	79,775	73,889	74,615	75,143

SIGNIFICANT RATIOS
Return on Average Assets (ROA)	0.87%	0.60%	0.67%	0.74%	0.88%
Return on Average Equity (ROE)	10.46	7.32	7.67	7.94	9.60
Average Earning Assets/Average Assets	92.28	92.79	93.67	94.86	94.98
Average Equity/Average Assets	8.34	8.22	8.78	9.26	9.18
Loans/Deposits	77.57	78.37	85.18	86.63	82.00
Allowance for Loan Losses/Total Loans	1.58	1.21	1.01	1.06	1.10
Allowance for Loan Losses/Nonperforming Loans	104.56	73.25	104.05	231.22	324.85
Efficiency Ratio (On tax equivalent basis)	61.10	67.00	63.02	68.00	64.98
Net Interest Margin	4.10	3.88	3.58	3.33	3.29
Dividend Payout Rate	18.08	82.18	120.07	140.24	115.14
Tangible Common Equity Ratio (3)	8.31	7.26	8.76	9.26	9.28

(1)	Noninterest income includes a securities impairment charge of $74 thousand, $2.7 million and $873 thousand, respectively, for the years ended December 31, 2009, 2008 and 2007.

(2)	Tangible book value per share is total stockholders’ equity minus goodwill and other intangible assets divided by the number of shares outstanding.

SELECTED FINANCIAL DATA
(Table Dollar Amounts In Thousands except Share and Per Share Data)

(3)	The tangible common equity ratio is calculated by dividing total common stockholders’ equity by total assets, after reducing both amounts by intangible assets. The tangible common equity ratio is not required by United States generally accepted accounting principals (U.S. GAAP) or by applicable bank regulatory requirements, but is a metric used by management to evaluate the adequacy of the Company’s capital levels. Since there is no authoritative requirement to calculate the tangible common equity ratio, the Company’s tangible common equity ratio is not necessarily comparable to similar capital measures disclosed or used by other companies in the financial services industry. Tangible common equity and tangible assets are non U.S. GAAP financial measures and should be considered in addition to, not as a substitute for or superior to, financial measures determined in accordance with U.S. GAAP. With respect to the calculation of the actual unaudited tangible common equity ratio as of December 31, reconciliations of tangible common equity to U.S. GAAP total common stockholders’ equity and tangible assets to U.S. GAAP total assets are set forth below:
Reconciliation of Common Stockholders’ Equity to Tangible Common Equity

December 31,	2010	2009	2008	2007	2006
Stockholders’ Equity	$88,048	$80,628	$77,102	$73,920	$76,223
Less Goodwill and other intangibles	6,920	7,500	0	0	0

Tangible Common Equity	$81,128	$73,128	$77,102	$73,920	$76,223

Reconciliation of Total Assets to Tangible Assets

December 31,	2010	2009	2008	2007	2006
Total Assets	$982,751	$1,014,808	$880,370	$798,236	$821,584
Less Goodwill and other intangibles	6,920	7,500	0	0	0

Tangible Assets	$975,831	$1,007,308	$880,370	$798,236	$821,584

AVERAGE BALANCE SHEETS AND RELATED YIELDS AND RATES
(Table Dollar Amounts In Thousands except Share and Per Share Data)

Years Ended December 31,	2010			2009			2008
	AVERAGE			AVERAGE			AVERAGE
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE

EARNING ASSETS
Loans (1) (3) (5)	$598,931	$37,235	6.22%	$581,629	$38,130	6.56%	$515,671	$35,351	6.86%
Taxable securities (2)	252,450	8,755	3.47	224,784	9,399	4.18	183,201	8,063	4.40
Tax-exempt securities (2) (5)	62,804	3,729	5.94	60,911	3,667	6.02	67,666	3,985	5.89
Equity securities (4) (5)	4,126	189	4.58	5,147	263	5.11	7,414	420	5.66
Federal funds sold	32,638	56	0.17	27,769	32	0.12	14,402	338	2.35

Total earning assets	950,949	49,964	5.25	900,240	51,491	5.72	788,354	48,157	6.11

NONEARNING ASSETS
Cash and due from banks	22,926			23,098			23,089
Premises and equipment	14,292			14,230			14,363
Allowance for Loan Losses	(7,885)			(6,377)			(5,433)
Unrealized gains (losses) on securities	10,030			5,980			(1,089)
Other assets (1)	40,204			32,992			22,346

Total Assets	$1,030,516			$970,163			$841,630

INTEREST-BEARING LIABILITIES
Time deposits	$289,581	$7,156	2.47%	$312,511	$9,742	3.12%	$286,980	$12,216	4.26%
Savings deposits	300,538	1,762	0.59	238,618	2,670	1.12	186,022	2,964	1.59
Demand deposits	107,890	125	0.12	101,470	314	0.31	97,401	468	0.48
Short term borrowings	144,583	872	0.60	123,758	1,847	1.49	80,621	2,047	2.54
Long term borrowings	25,472	1,083	4.25	45,543	1,974	4.33	49,261	2,252	4.57

Total Interest-Bearing Liabilities	868,064	10,998	1.27	821,900	16,547	2.01	700,285	19,947	2.85

NONINTEREST-BEARING LIABILITIES AND STOCKHOLDERS’ EQUITY
Demand deposits	73,044			64,563			62,350
Other Liabilities	3,440			3,925			5,106
Stockholders’ equity	85,968			79,775			73,889

Total Liabilities and Stockholders’ Equity	$1,030,516			$970,163			$841,630

Net interest income and interest rate spread		$38,966	3.98%		$34,944	3.71%		$28,210	3.26%

Net interest margin			4.10%			3.88%			3.58%

(1)	Non-accrual loans and overdraft deposits are included in other assets.

(2)	Includes unamortized discounts and premiums. Average balance and yield are computed using the average historical amortized cost.

(3)	Interest on loans includes fee income of $2.0 million, $2.3 million and $1.9 million for 2010, 2009 and 2008, respectively, and is reduced by amortization of $1.8 million, $1.5 million and $1.1 million for 2010, 2009 and 2008, respectively.

(4)	Equity securities include restricted shares, which is included in other assets on the consolidated balance sheets.

(5)	For 2010, adjustments of $360 thousand and $1.2 million are made to tax equate income on tax exempt loans and tax exempt securities. For 2009, adjustments of $496 thousand and $1.2 million are made to tax equate income on tax exempt loans and tax exempt securities. For 2008, adjustments of $386 thousand, $1.3 million, and $32 thousand respectively are made to tax equate income on tax exempt loans, tax exempt securities and to reflect a dividends received deduction on equity securities. These adjustments are based on a marginal federal income tax rate of 35%, less disallowances.

RATE AND VOLUME ANALYSIS
(Table Dollar Amounts In Thousands except Share and Per Share Data)

The following table analyzes by rate and volume the dollar amount of changes in the components of the interest differential:

	2010 change from 2009			2009 change from 2008
	Net	Change Due	Change Due	Net	Change Due	Change Due
	Change	To Volume	To Rate	Change	To Volume	To Rate
TAX EQUIVALENT INTEREST INCOME
Loans	$(895)	$1,134	$(2,029)	$2,779	$4,522	$(1,743)
Taxable securities	(644)	1,157	(1,801)	1,336	1,830	(494)
Tax-exempt securities	62	114	(52)	(318)	(398)	80
Equity securities	(74)	(52)	(22)	(157)	(128)	(29)
Federal funds sold	24	6	18	(306)	314	(620)

Total interest income	$(1,527)	$2,359	$(3,886)	$3,334	$6,140	$(2,806)

INTEREST EXPENSE
Time deposits	$(2,586)	$(715)	$(1,871)	$(2,474)	$1,087	$(3,561)
Savings deposits	(908)	693	(1,601)	(294)	838	(1,132)
Demand deposits	(189)	20	(209)	(154)	20	(174)
Short term borrowings	(975)	310	(1,285)	(200)	1,095	(1,295)
Long term borrowings	(891)	(869)	(22)	(278)	(170)	(108)

Total interest expense	$(5,549)	$(561)	$(4,988)	$(3,400)	$2,870	$(6,270)

Increase (decrease) in tax equivalent net interest income	$4,022	$2,920	$1,102	$6,734	$3,270	$3,464

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
Forward Looking Statements
Discussions in this report that are not statements of historical fact (including statements that include terms such as “will,” “may,” “should,” “believe,” “expect,” “anticipate,” “estimate,” “project,” intend,” and “plan”) are forward-looking statements that involve risks and uncertainties. Any forward-looking statement is not a guarantee of future performance and actual future results could differ materially from those contained in forward-looking information. Factors that could cause or contribute to such differences include, without limitation, risks and uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the risk factors disclosed in Item 1A, “Risk Factors,” in the Company’s 2010 Annual Report on Form 10-K.
Many of these factors are beyond the Company’s ability to control or predict, and readers are cautioned not to put undue reliance on those forward-looking statements. The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting the Company, summarizes several factors that could cause the Company’s actual results to differ materially from those anticipated or expected in these forward-looking statements:
•	general economic conditions in market areas where the Company conducts business, which could materially impact credit quality trends;

•	business conditions in the banking industry;

•	the regulatory environment;

•	fluctuations in interest rates;

•	demand for loans in the market areas where the Company conducts business;

•	rapidly changing technology and evolving banking industry standards;

•	competitive factors, including increased competition with regional and national financial institutions;

•	new service and product offerings by competitors and price pressures; and

•	other like items.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
Other factors not currently anticipated may also materially and adversely affect the Company’s results of operations, cash flows and financial position. There can be no assurance that future results will meet expectations. While the Company believes that the forward-looking statements in this Annual Report are reasonable, the reader should not place undue reliance on any forward-looking statement. In addition, these statements speak only as of the date made. The Company does not undertake, and expressly disclaims, any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Results of Operations:
Comparison of Operating Results for the Years Ended December 31, 2010 and 2009.
The Company’s net income totaled $9.0 million during 2010, compared to $5.8 million for 2009. On a per share basis, diluted earnings per share were $0.66 as compared to $0.44 diluted earnings per share for 2009. Common comparative ratios for results of operations include the return on average assets and return on average stockholders’ equity. For 2010, the return on average equity was 10.46%, compared to 7.32% for 2009 and the return on average assets was 0.87% for 2010 and 0.60% for 2009.
The results for 2010 included $2.7 million in gains on sales of securities, compared to $1.0 million in 2009.
Net interest income, the principal source of the Company’s earnings, represents the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. For 2010, taxable equivalent net interest income increased $4.0 million, or 11.51%, from 2009. Interest-earning assets averaged $950.9 million during 2010 increasing $50.7 million or 5.63%, compared to 2009. The Company’s interest-bearing liabilities increased 5.62% from $821.9 million in 2009 to $868.1 million in 2010.
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
The profit margin, or spread, on invested funds is a key performance measure. The Company monitors two key performance indicators — net interest spread and net interest margin. The net interest spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities. The net interest spread in 2010 was 3.98%, increasing from 3.71% in 2009. The net interest margin represents the overall profit margin: net interest income as a percentage of total interest-earning assets. This performance indicator gives effect to interest earned for all investable funds, including the substantial volume of interest-free funds. For 2010, the net interest margin, measured on a fully taxable equivalent basis increased to 4.10%, compared to 3.88% in 2009.
Total taxable equivalent interest income was $50.0 million for 2010, which is $1.5 million less than the $51.5 million reported in 2009. This decrease is primarily the result of a decline on the yield of earning assets, offset by growth in the level of average earning assets. Average loans increased $17.3 million, or 2.97%, in 2010, but the yields decreased from 6.56% in 2009 to 6.22% in 2010. Income from securities and federal funds decreased $632 thousand, or 4.73%, in 2010, as the Company saw its yields on these assets decrease from 4.19% in 2009 to 3.62% in 2010. The average balance of investment securities and federal funds sold increased 10.49% in 2010, mainly due to increases in customer deposits.
Total interest expense amounted to $11.0 million for 2010, a 33.53% decrease from $16.5 million reported in 2009. The decrease in 2010 is the result of lower rates of interest paid on interest-bearing deposits and repurchase agreements. The cost of interest-bearing liabilities decreased from 2.01% in 2009 to 1.27% in 2010.
Management will continue to evaluate future changes in interest rates and the shape of the treasury yield curve so that assets and liabilities may be priced accordingly to minimize the impact on the net interest margin.
Noninterest Income
Total noninterest income increased by $3.8 million in 2010. Some of this increase is a result of a $1.7 million increase in gains on sales of securities. The Company sold $69.4 million in securities to recognize market appreciation on existing holdings and to further diversify the securities portfolio.
The increase in noninterest income was also the result of a $1.4 million increase in trust fee income. Farmers Trust Company was purchased on March 31, 2009; therefore, the prior year’s results included only nine months of income compared to twelve months in 2010. The addition of Farmers Trust Company, and its growth from $822 million in trust assets at December 31, 2009 to over $912 million in assets at December 31, 2010, complements the Company’s existing core retail and asset management services.
Bank owned life insurance income also increased $372 thousand. This increase is primarily due to the receipt of death benefit proceeds in excess of cash value, which are included in income. Service charges on deposit accounts decreased by $522 thousand. Most of this decrease was primarily a result of a decline in overdraft fee income. The Company is uncertain of the future trend in reduced overdraft fees in light of new consumer regulatory provisions associated with these fees.
Insurance agency commissions increased by $154 thousand in 2010. Farmers National Insurance commenced operations in August 2009; therefore the prior year’s results included only five months of income compared to twelve months in 2010. Other operating income also increased by $454 thousand during 2010. Most of this increase is the result of a one-time income item recognized from a $285 thousand arbitration settlement.
Excluding gains on sales of securities, noninterest income for the twelve months ended December 31, 2010 would have improved by 24.69% when compared to the same period of 2009.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
Noninterest Expenses
Noninterest expense for 2010 was $31.0 million, compared to $29.7 million for the same period in 2009, representing an increase of $1.3 million, or 4.41%. The increase resulted from the inclusion of expenses associated with Farmers Trust Company throughout 2010. Because Farmers Trust Company was acquired on March 31, 2009, results for 2009 included only nine months of expenses associated with its operations. Farmers Trust Company’s noninterest expense was $4.6 million for 2010, compared to $3.4 million reported for the same period in 2009.
Core processing charges increased by $742 thousand in 2010. During late 2009 the Company outsourced core processing services that were previously performed in house, resulting in the increase over 2009. Professional fees also increased by $379 thousand. Most of this increase is due to legal expenses associated with the Company’s capital raising activities.
Below is a detail of noninterest expense line items classified between Farmers Trust Company, the Company excluding Farmers Trust Company, and the total Company for the year ending December 31, 2010. The Company purchased Farmers Trust Company on March 31, 2009, subsequently only nine months of trust noninterest expense is detailed in the following table for the year ended December 31, 2009:

For the Year Ended:	December 31, 2010			December 31, 2009
	Farmers			Farmers
	Trust	Bank	Total	Trust	Bank	Total
	Company	and Others	Company	Company	and Others	Company
Noninterest expense
Salaries and employee benefits	$2,607	$13,799	$16,406	$2,072	$13,073	$15,145
Occupancy and equipment	509	3,200	3,709	343	3,195	3,538
State and local taxes	116	784	900	47	883	930
Professional fees	56	1,343	1,399	36	984	1,020
Advertising	9	628	637	24	571	595
FDIC insurance	0	1,306	1,306	0	1,543	1,543
Merger related costs	0	0	0	0	453	453
Intangible amortization	580	0	580	449	0	449
Core processing charges	0	973	973	0	231	231
Other operating expenses	711	4,343	5,054	429	5,322	5,751

Total noninterest expense	$4,588	$23,376	$30,964	$3,400	$26,255	$29,655

The Company’s tax equivalent efficiency ratio for the twelve month period ended December 31, 2010 was 61.10%, compared to 67.00% for the same period in 2009. The improvement in the efficiency ratio was the result of the 12.5% improvement in net interest income and a $2.1 million increase in noninterest income, excluding gains on sales of securities. The efficiency ratio is calculated as follows: noninterest expense divided by the sum of tax equivalent net interest income plus noninterest income, excluding security gains and losses and intangible amortization. This ratio is a measure of the expense incurred to generate a dollar of revenue. Management will continue to closely monitor and keep the increases in other expenses to a minimum.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
Income Taxes
Income tax expense totaled $2.5 million for 2010 and $1.1 million for 2009. Income taxes are computed using the appropriate effective tax rates for each period. The effective tax rates are less than the statutory tax rate primarily due to nontaxable interest and dividend income. The effective income tax rate was 22% for 2010 and 15% for 2009. The increase in the effective tax rate was due to the Company having relatively comparable tax exempt income in 2010 and 2009, while income before income taxes was significantly higher in 2010. Thus, tax exempt income had a more significant impact on the effective tax rate in 2009. Refer to Note 14 (Income Taxes) to the consolidated financial statements for additional information regarding the effective tax rate.
COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008.
The Company’s net income totaled $5.8 million during 2009 compared to $5.7 million for 2008. On a per share basis, diluted earnings per share was $0.44 for 2009 as compared to $0.43 for 2008. For 2009, the return on average equity was 7.32% as compared to 7.67% for 2008. The return on average assets was 0.60% for 2009 and 0.67% for 2008. For 2009, taxable equivalent net interest income increased $6.7 million, or 23.87%, more than 2008. Interest-earning assets averaged $900.2 million during 2009 increasing $111.9 million, or 14.19%, compared to 2008. For 2009, the net interest margin, measured on a fully taxable equivalent basis, was 3.88%, in comparison to 3.58% for 2008. The results for 2009 included a pre-tax charge of $74 thousand recognized for other-than-temporary impairment of securities, compared to $2.7 million of impairment charges recognized in 2008.
Total taxable equivalent interest income was $51.5 million for 2009, which was $3.3 million more than the $48.2 million reported in 2008. This increase was primarily the result of an increase in the level of average earning assets, increasing 14.2% in 2009. Average loan balances increased $66.0 million or 12.79%, but the yields decreased from 6.86% in 2008 to 6.56% in 2009. Income from securities and federal funds sold increased $555 thousand, or 4.33%, in 2009, but the Company saw its yields on these assets decrease from 4.70% in 2008 to 4.19% in 2009. The average balances of investment securities and federal funds sold increased 16.8% in 2009, mainly due to increases in customer deposits.
Total interest expense amounted to $16.5 million for 2009, a 17.1% decrease from $19.9 million reported in 2008. The decrease in 2009 is the result of lower rates of interest paid on interest-bearing deposits and repurchase agreements more than offsetting higher average balances of interest-bearing liabilities. The cost of interest-bearing liabilities decreased from 2.85% in 2008 to 2.01% in 2009.
Noninterest Income
Total noninterest income in 2009, excluding $74 thousand and $2.7 million pre-tax impairment charges in 2009 and 2008, respectively, increased by $4.1 million from 2008. Most of this increase is due to an addition of $3.5 million in trust income. During 2009, the Company completed an acquisition of Butler Wick Trust Company now known as Farmers Trust Company. Noninterest income was also impacted by gains on the sales of securities. Security gains were $1.0 million in 2009 compared to $474 thousand in 2008.
Noninterest Expenses
Total noninterest expenses for 2009 increased 41.1%, or $8.6 million, from 2008, and was mainly the result of an increase of $3.5 million in salaries and employee benefits, $1.4 million in FDIC insurance premiums, $453 thousand in merger costs and $449 thousand in intangible amortization associated with the Farmers Trust Company acquisition. Most of the $3.5 million increase in salaries and employee benefits can be attributed to increases of $2.6 million in salaries and $561 thousand in employee health insurance expense of the Farmers Trust Company. The Company’s tax-equivalent efficiency ratio declined from 63% in 2008 to 67% in 2009. The efficiency ratio was adversely impacted by the merger expenses and FDIC insurance expenses.
Income Taxes
Income tax expense totaled $1.1 million for 2009 and $987 thousand for 2008. The effective income tax rate was 15% for the years ending 2009 and 2008.
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

Changes In Interest Rate	2010	2009	ALCO
(basis points)	Result	Result	Guidelines

Net Interest Income Change
+200	-3.54%	-6.41%	15.00%
-200	-3.10%	-2.09%	15.00%

Net Present Value Of Equity Change
+200	-2.24%	-6.32%	20.00%
-200	-32.08%	-31.98%	20.00%

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
It should be noted that the change in the net present value of equity exceeded policy when the simulation model assumed a sudden decrease in rates of 200 basis points (2%). This occurs primarily because the positive impact on the fair value of assets would not be as great as the negative impact on the fair value of certain liabilities. Specifically, because core deposits typically bear relatively low interest rates, their fair value would be negatively impacted as the rates could not be adjusted by the full extent of the sudden decrease in rates. Management does not believe that a 200 basis rate decline is realistic in the current interest rate environment. The remaining results of this analysis comply with internal limits established by the Company. A report on interest rate risk is presented to the Board of Directors and the Asset/Liability Committee on a quarterly basis. The Company has no market risk sensitive instruments held for trading purposes, nor does it hold derivative financial instruments, and does not plan to purchase these instruments in the near future.
With the largest amount of interest sensitive assets and liabilities maturing within twelve months, the Company monitors this area most closely. Early withdrawal of deposits, prepayments of loans and loan delinquencies are some of the factors that can impact actual results in comparison to our simulation analysis. In addition, changes in rates on interest sensitive assets and liabilities may not be equal, which could result in a change in net interest margin.
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
Along with its liquid assets, the Company has additional sources of liquidity available which help to insure that adequate funds are available as needed. These other sources include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates and the purchasing of federal funds and borrowings on an approved line of credit of $8.0 million, at a major domestic bank, that is below prime rate. At December 31, 2010, the Company had not borrowed against this line of credit. Management feels that its liquidity position is more than adequate and will continue to monitor the position on a monthly basis. The Company also has additional borrowing capacity with the Federal Home Loan Bank of Cincinnati (“FHLB”), as well as access to the Federal Reserve Discount Window, which provides an additional source of funds. The Company views its membership in the FHLB as a solid source of liquidity. As of December 31, 2010, Farmers National Bank is eligible to borrow an additional $53.3 million from the FHLB under various fixed rate and variable rate credit facilities. Advances outstanding from the Federal Home Loan Bank at December 31, 2010 amounted to $24.5 million.
The primary investing activities of the Company are originating loans and purchasing securities. During 2010, net cash from investing activities amounted to $6.7 million, compared to $105.5 million used in 2009. Net decreases in loans were $12.1 million in 2010, compared to a net increase of $62.2 million in 2009. Purchases of securities available for sale were $138.2 million in 2010, compared to $126.5 million in 2009. Proceeds from maturities and sales of securities available for sale were $132.1 million in 2010, compared to $92.9 million in 2009.
The primary financing activities of the Company are obtaining deposits, repurchase agreements and other borrowings. Net cash used by financing activities amounted to $40.4 million for 2010, compared to $127.4 million provided in 2009. Most of this change is a result of the net decrease in deposits. Deposits decreased $16.5 million in 2010 compared to a $129.5 million increase in 2009. Short-term borrowings decreased $20.3 million in 2010 compared to a $20.5 million increase in 2009.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
LOAN PORTFOLIO
Maturities and Sensitivities of Loans to Interest Rates
The following schedule shows the composition of loans and the percentage of loans in each category at the dates indicated:

Years Ended December 31,	2010		2009		2008		2007		2006
Commercial Real Estate	$203,894	34.5%	$215,917	35.4%	$195,244	35.4%	$193,187	37.6%	$181,128	35.6%
Commercial	76,635	13.0	75,893	12.5	70,410	12.7	45,844	8.9	40,698	8.0
Residential Real Estate	177,067	30.0	180,877	29.7	173,246	31.4	170,006	33.1	169,937	33.5
Consumer	132,771	22.5	136,708	22.4	113,105	20.5	105,069	20.4	116,425	22.9

Total Loans	$590,367	100.0%	$609,395	100.0%	$552,005	100.0%	$514,106	100.0%	$508,188	100.0%

The following schedule sets forth maturities based on remaining scheduled repayments of principal for commercial and commercial real estate loans listed above as of December 31, 2010:

Types of Loans	1 Year or less	1 to 5 Years	Over 5 Years
Commercial and Commercial Real Estate	$33,971	$41,884	$204,674

The amounts of commercial and commercial real estate loans as of December 31, 2010, based on remaining scheduled repayments of principal, are shown in the following table:

Loan Sensitivities	1 Year or less	Over 1 Year	Total
Floating or Adjustable Rates of Interest	$25,930	$187,309	$213,239
Fixed Rates of Interest	8,041	59,249	67,290

Total Loans	$33,971	$246,558	$280,529

Total loans were $590.4 million at year-end 2010, compared to $609.4 million at year-end 2009, representing a decrease of 3.12%. Loans comprised 62.98% of Farmers National Bank’s average earning assets in 2010, compared to 64.61% in 2009. The product mix in the loan portfolio includes commercial loans comprising 13.0%, residential real estate loans 30.0%, commercial real estate loans 34.5% and consumer loans 22.5% at December 31, 2010, compared with 12.5%, 29.7%, 35.4% and 22.4%, respectively, at December 31, 2009.
Loans contributed 74.5% of total taxable equivalent interest income in 2010 and 74.1% in 2009. Loan yield was 6.22% in 2010, 97 basis points greater than the average rate for total earning assets. Management recognizes that while the Loan Portfolio holds some of Farmers National Bank’s highest yielding assets, it is inherently the most risky portfolio. Accordingly, management attempts to balance credit risk versus return with conservative credit standards. Management has developed and maintains comprehensive underwriting guidelines and a loan review function that monitors credits during and after the approval process. To minimize risks associated with changes in the borrower’s future repayment capacity, Farmers National Bank generally requires scheduled periodic principal and interest payments on all types of loans and normally requires collateral.
Consumer loans decreased from $136.7 million on December 31, 2009 to $132.8 million on December 31, 2010, representing a 2.88% decrease. Management continues to target the automobile dealer network to purchase indirect installment loans. Dealer paper was purchased using strict underwriting guidelines with an emphasis on quality. Indirect installment loans comprise 90.4% of the consumer loan portfolio. Net loan losses in the consumer loan portfolio have decreased to $639 thousand in 2010 as compared to $833 thousand in 2009.
Residential real estate mortgage loans decreased 2.11% to $177.1 million at December 31, 2010, compared to $180.9 million in 2009. Commercial real estate loans decreased from $215.9 million in 2009 to $203.9 million in 2010. The Company originated both fixed rate and adjustable rate mortgages during 2010. Fixed rate terms are generally limited to fifteen year terms while adjustable rate products are offered with maturities up to thirty years.
Commercial loans at December 31, 2010 increased 0.98% from year-end 2009 with outstanding balances of $76.6 million. Farmers National Bank’s commercial loans are granted to customers within the immediate trade area of the Bank. The mix is diverse, covering a wide range of borrowers, business types and local municipalities. Farmers National Bank monitors and controls concentrations within a particular industry or segment of the economy. These loans are made for purposes such as equipment purchases, capital and leasehold improvements, the purchase of inventory, general working capital and small business lines of credit.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
SUMMARY OF LOAN LOSS EXPERIENCE
The following is an analysis of the allowance for loan losses for the periods indicated:

Years Ended December 31,	2010	2009	2008	2007	2006
Balance at Beginning of Year	$7,400	$5,553	$5,459	$5,594	$5,860
Charge-Offs:
Commercial Real Estate	(1,910)	(2,389)	(767)	(385)	(9)
Commercial	(2,898)	(911)	(94)	(48)	(19)
Residential Real Estate	(760)	(251)	(75)	(67)	(181)
Consumer	(1,177)	(1,248)	(795)	(612)	(850)

Total Charge-Offs	(6,745)	(4,799)	(1,731)	(1,112)	(1,059)
Recoveries on Previous Charge-Offs:
Commercial Real Estate	26	178	0	0	2
Commercial	8	2	19	3	24
Residential Real Estate	2	1	0	5	0
Consumer	538	415	386	399	567

Total Recoveries	574	596	405	407	593

Net Charge-Offs	(6,171)	(4,203)	(1,326)	(705)	(466)
Provision for Loan Losses	8,078	6,050	1,420	570	200

Balance at End of Year	$9,307	$7,400	$5,553	$5,459	$5,594

Ratio of Net Charge-Offs to Average Loans Outstanding	1.02%	0.72%	0.26%	0.14%	0.09%
Provisions charged to operations amounted to $8.1 million in 2010, compared to $6.1 million in 2009. The provision for loan losses charged to operating expense is based on management’s judgment after taking into consideration all factors connected with the collectibility of the existing loan portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and volume of the loan portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operating expenses include previous charge-off experience, the status of past due interest and principal payments, the quality of financial information supplied by loan customers and the general condition of the industries in the community to which loans have been made.
The allowance for loan losses increased $1.9 million during the year. The primary reason for the increase in the current year was the increase in net charge-offs which increased the historical loss experience of commercial real estate loans and commercial and industrial loans that are classified as substandard. Substandard loans are those that exhibit one or more structural weaknesses and there is a distinct possibility that Farmers National Bank will suffer a loss on the loan unless the weakness is corrected. At December 31, 2010, loans considered to be impaired totaled $7.1 million with an allowance allocation of $605 thousand. At the end of 2009, loans considered to be impaired were $13.5 million with an allowance allocation of $2.1 million. Loans individually identified as impaired include nonaccrual commercial and commercial real estate loans and loans with their contractual terms modified such that they represent troubled debt restructurings. Impaired loans are carried at the fair value of the underlying collateral, less estimated disposition costs, if repayment of the loan is expected to be solely dependent on the sale of the collateral. Otherwise, impaired loans are carried at the present value of expected cash flows.
The valuation of collateral-dependent impaired loans is a challenging component of the Company’s financial reporting process due to the timing of when a loan is identified as impaired and the need to timely close the Company’s books for a given period. Typically, commercial and commercial real estate loans are identified as impaired when they become ninety days past due, or earlier if management believes it is probable that the Company will not collect all amounts due under the terms of the loan agreement. When the Company identifies a loan as impaired and also concludes that the loan is collateral dependent, the Company performs an internal collateral valuation as an interim measure. The Company typically obtains an external appraisal to validate its internal collateral valuation as soon as is practical. To the extent that an external appraisal returns a value estimate that is materially different from the Company’s internally generated estimate before the release of its interim or annual financial statements, the Company will adjust the associated specific loss reserve and, if necessary, the Company’s consolidated financial statements for the difference.
The increase in net charge-offs and the historical loss experience of commercial real estate loans and commercial and industrial loans mentioned above is offset by the improvement in asset quality indicators in the loan portfolio. The ratio of nonperforming loans to total loans decreased from 1.66% at December 31, 2009 to 1.51% at December 31, 2010. As of December 31, 2010, total non-performing loans were $8.9 million, compared to $10.1 million at the end of 2009. The ratio of the allowance for loan losses to non-performing loans at December 31, 2010 was 104.56%, compared to 73.25% at December 31, 2009. The decrease in non-performing loans is primarily due to a decline in the level of commercial and industrial loans and commercial real estate loans that are in default according to the terms of the contract. The balance in the allowance for loan losses is $9.3 million or 1.58% of loans at December 31, 2010. This ratio has increased from the 1.21% reported at December 31, 2009.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
NONPERFORMING ASSETS

December 31,	2010	2009	2008	2007	2006
Nonaccrual loans:
Commercial Real Estate	$3,972	$5,677	$2,820	$975	$171
Commercial	400	1,504	342	0	38
Residential Real Estate	4,177	2,281	1,485	975	975
Consumer	27	172	128	77	101

Total Nonaccrual Loans	$8,576	$9,634	$4,775	$2,027	$1,285
Loans Past Due 90 Days or More	325	469	562	334	437

Total Nonperforming Loans	$8,901	$10,103	$5,337	$2,361	$1,722

Other Real Estate Owned	532	374	65	0	0

Total Nonperforming Assets	$9,433	$10,477	$5,402	$2,361	$1,722

Loans modified in troubled debt restructuring (1)	$2,974	$5,440	$0	$0	$0

Percentage of Nonperforming Loans to Loans	1.51%	1.66%	0.97%	0.46%	0.34%
Percentage of Nonperforming Assets to Total Assets	0.96%	1.03%	0.61%	0.30%	0.21%
Loans Delinquent 30-90 days	7,924	9,212	9,660	4,667	4,142
Percentage of Loans Delinquent 30-90 days to Total Loans	1.34%	1.51%	1.75%	0.91%	0.82%

(1)	Not included in nonaccrual loans
The company has forgone interest income of approximately $325 thousand from nonaccrual loans as of December 31, 2010 that would have been earned during the year if all loans had performed in accordance with their original terms.
Net charge-offs as a percentage of average loans outstanding increased from 0.72% for 2009 to 1.02% for 2010. The Company’s net charge-offs were primarily concentrated in commercial, commercial real estate and consumer loans. The net losses in commercial loans accounted for 46.8% of the total net losses, commercial real estate loans accounted for 30.5% of the total net losses, and the consumer loans represented 10.4% of the total.
A significant allocation in the Company’s allowance for loan losses is for performing commercial and commercial real estate loans classified by the Company’s internal loan review as substandard. The Company’s loss experience on the average balance of this category of loans for the past two years has been approximately 11.35% of the principal balance of these loans, which is management’s allocation for these loans. This equates to an allocation of approximately $3.7 million at the end of 2010, compared to an allocation of $2.0 million at the end of 2009. The allocation increased primarily due to an increase in the historical loss experience in the balance of these loans. The Company’s actual loss experience may be more or less than the amount allocated. At December 31, 2010, the amount of substandard loans that continue to accrue interest is $36.0 million. As always, management is working to address weaknesses in each of these specific loans that may result in loss.
The allowance is allocated among the loan categories based upon the consistent, quarterly procedures determined by management. However, the entire allowance for loan losses is available to absorb future losses in any loan category. The following table details the allocation of the allowance for loan losses at December 31:

December 31,	2010		2009		2008		2007		2006
		Loans		Loans		Loans		Loans		Loans
		to Total		to Total		to Total		to Total		to Total
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans
Commercial Real Estate	$5,780	34.5%	$4,111	35.4%	$3,126	35.4%	$2,956	37.6%	$2,910	35.6%
Commercial	1,707	13.0%	1,738	12.5%	933	12.7%	506	8.9%	302	8.0%
Residential Real Estate	881	30.0%	328	29.7%	696	31.4%	1,026	33.1%	1,084	33.5%
Consumer	875	22.5%	1,223	22.4%	798	20.5%	971	20.4%	1,298	22.9%
Unallocated	64	—	—	—	—	—	—	—	—	—

	$9,307	100.0%	$7,400	100.0%	$5,553	100.0%	$5,459	100.0%	$5,594	100.0%

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
The allowance allocated to each of the four loan categories should not be interpreted as an indication that charge-offs in 2011 will occur in the same proportions or that the allocation indicates future charge-off trends. The allowance allocated to the one-to-four family real estate loan category and the consumer loan category is based upon the Company’s allowance methodology for homogeneous loans, and increases and decreases in the balances of those portfolios. In previous years, the indirect installment loan category has represented the largest percentage of loan losses. The one-to-four family real estate loan category represents approximately 30.0% of total loans, but historically has represented a very small percentage of loan losses. For the commercial loan category, which represents only 13.0% of the total loan portfolio, management relies on Farmer National Bank’s internal loan review procedures and allocates accordingly based on loan classifications. The commercial real estate loan category represents 34.5% of the total loan portfolio.
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
As of December 31, 2010, there were no concentrations of loans exceeding 10% of total loans that are not disclosed as a category of loans. As of that date also, there were no other interest-earning assets that are either nonaccrual, past due, restructured or non-performing.
INVESTMENT SECURITIES
The investment securities portfolio increased $5.0 million in 2010. Excess balances of federal funds sold were strategically invested throughout the year. The Company also sold $69.4 million in securities in 2010, resulting in net security gains of $2.7 million. The Company sold securities to recognize market appreciation on existing holdings and to further diversify the securities portfolio.
The Company’s objective in managing the investment portfolio is to preserve and enhance corporate liquidity through investment in primarily short and intermediate term securities which are readily marketable and of the highest credit quality. In general, investment in securities is limited to those funds Farmers National Bank feels it has in excess of funds used to satisfy loan demand and operating considerations.
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
The following table shows the carrying value of investment securities by type of obligation at the dates indicated:
TYPE

December 31,	2010	2009	2008
U.S. Treasury securities	$101	$101	$800
U.S. government sponsored enterprise debt securities	69,877	99,732	43,881
Mortgage-backed securities	163,437	145,580	165,822
Obligations of state and political subdivisions	80,466	63,432	60,906
Other securities	466	523	196

	$314,347	$309,368	$271,605

A summary of debt securities held at December 31, 2010 classified according to maturity and including weighted average yield for each range of maturities is set forth below:

	December 31, 2010
		Weighted
	Fair	Average
Type and Maturity Grouping	Value	Yield (1)
U.S. Treasury securities
Maturing after one year but within five years	$101	0.73%

U.S. government sponsored enterprise
Debt securities
Maturing within one year	$1,060	0.99%
Maturing after one year but within five years	55,086	2.67%
Maturing after five years but within ten years	8,100	3.60%
Maturing after ten years	5,631	4.81%

Total U.S. government sponsored enterprise debt securities	$69,877	2.91%

Mortgage-backed securities (2)
Maturing within one year	$38,893	3.73%
Maturing after one year but within five years	67,379	3.51%
Maturing after five years but within ten years	29,512	3.17%
Maturing after ten years	27,653	2.98%

Total mortgage-backed securities:	$163,437	3.41%

Obligations of state and political subdivisions
Maturing within one year	$1,533	5.24%
Maturing after one year but within five years	20,892	5.73%
Maturing after five years but within ten years	37,217	5.63%
Maturing after ten years	20,824	6.22%

Total obligations of state and political subdivisions	$80,466	5.81%

Corporate debt securities
Maturing after one year but within five years	$267	5.00%

(1)	The weighted average yield has been computed by dividing the total contractual interest income adjusted for amortization of premium or accretion of discount over the life of the security by the par value of the securities outstanding. The weighted average yield of tax-exempt obligations of state and political subdivisions has been calculated on a fully taxable equivalent basis. The amounts of adjustments to interest which are based on the statutory tax rate of 35% were $27 thousand, $382 thousand, $680 thousand and $408 thousand for the four ranges of maturities.

(2)	Payments based on contractual maturity.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
Deposits
Deposits represent the Company’s principal source of funds. The deposit base consists of demand deposits, savings and money market accounts and other time deposits. During the year, the Company’s average total deposits increased 7.51% from $717.2 million in 2009 to $771.1 million in 2010. Money market account balances have increased $30.9 million since December 31, 2009. The growth in money market accounts was offset by a decrease in time deposits of $69.0 million as customers have moved deposit dollars from time deposits seeking liquidity. The Company’s focus is on core deposit growth and the Company will continue to price deposit rates to remain competitive within the market and to retain customers. At December 31, 2010, core deposits — savings and money market accounts, time deposits less than $100 thousand, demand deposits and interest bearing demand deposits represented approximately 87.17% of total deposits.
Bank Owned Life Insurance
The Company owns bank owned life insurance policies on the lives of certain members of management. The purpose of this transaction is to help fund the costs of employee benefit plans. The cash surrender value of these policies is $11.5 million at December 31, 2010 compared to $11.4 million at December 31, 2009.
Borrowings
Short-term borrowings decreased $20.3 million or 16.1% since December 31, 2009. Most of this decrease resulted from securities sold under repurchase agreements, decreasing $20.6 million, or 16.5%. Long-term borrowings decreased $2.4 million or 8.97%, mainly as a result of repayment of Federal Home Loan Bank advances.
Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements
The following table presents, as of December 31, 2010, the Company’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in referenced note to the consolidated financial statements.
Commitments
12/31/2010

	Note						There-
	Ref.	2011	2012	2013	2014	2015	after
Deposits without maturity	—	$504,955	—	—	—	—	—
Certificates of deposit	7	107,666	46,559	23,719	16,645	59,891	1,615
Repurchase agreements	8	103,753	—	—	—	—	—
Other short-term borrowed funds	8	1,881	—	—	—	—	—
Federal Home Loan Bank advances	9	1,751	812	764	10,969	5,248	5,000
Other long-term borrowed funds	9	60	65	64	—	—	—
Operating leases	5	219	130	130	119	69	—
Note 10 (Commitments and Contingent Liabilities) to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exists under those agreements. Examples of these commitments and contingencies include commitments to extend credit and standby letters of credit.
At December 31, 2010, the Company had no unconsolidated, related special purpose entities, nor did the Company engage in derivatives and hedging contracts, such as interest rate swaps, that may expose the Company to liabilities greater than the amounts recorded on the consolidated balance sheet. Management’s policy is to not engage in derivatives contracts for speculative trading purposes.
Capital Resources
Total Stockholders’ Equity increased 9.2% from $80.6 million at December 31, 2009 to $88.0 million in 2010. The increase in equity was a result of net income, offset by mark to market adjustments in the Company’s investment securities and cash dividends paid to stockholders during the past twelve months. During the year, the Company issued 126 thousand shares through the dividend reinvestment program. Stockholders received a total of $0.12 per share cash dividends paid in the past four quarters. Book value increased 8.2% from $5.96 per share at December 31, 2009 to $6.45 per share at December 31, 2010. The Company’s tangible book value increased 10.0% from $5.41 per share at December 31, 2009 to $5.95 per share at December 31, 2010.
Farmers National Bank, as a national bank, is subject to the dividend restrictions set forth by the Office of the Comptroller of the Currency, which must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years (as defined). Farmers National Bank and the Company are required to maintain minimum amounts of capital to total “risk weighted” assets, as defined by the banking regulators. At December 31, 2010, Farmers National Bank and the Company are required to have a minimum Tier 1 and Total Capital ratios of 4.00% and 8.00%, respectively. Farmers National Bank and the Company had capital ratios above the minimum levels at December 31, 2010 and 2009. At year-end 2010 and 2009, the most recent regulatory notifications categorized Farmers National Bank as well capitalized under the regulatory framework for prompt corrective action.

MANAGEMENT’S DISCUSSION
(Table Dollar Amounts In Thousands except Share and Per Share Data)
Critical Accounting Policies
The Company follows financial accounting and reporting policies that are in accordance with generally accepted accounting principles (“GAAP”) in the United States of America and conform to general practices within the banking industry. Some of these accounting policies are considered to be critical accounting policies. Critical accounting policies are those policies that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The Company has identified two accounting policies that are critical accounting policies and an understanding of these policies is necessary to understand the consolidated financial statements. These policies relate to determining the adequacy of the allowance for loan losses and other-than-temporary impairment of securities. Additional information regarding these policies is included in the notes to the consolidated financial statements, Note 1 (Summary of Significant Accounting Policies), Note 2 (Securities), Note 3 (Loans), and the sections above captioned “Loan Portfolio” and “Investment Securities.” Management believes that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time.
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
Management believes that the accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. GAAP establishes standards for the amortization of acquired intangible assets and the impairment assessment of goodwill. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. The Company’s goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Farmers Trust Company to provide quality, cost-effective trust services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base or the inability to deliver cost-effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods. GAAP requires an annual evaluation of goodwill for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The fair value of the goodwill, which resides on the books of the Farmers Trust Company, is estimated by reviewing the past and projected operating results for the subsidiary and trust banking industry comparable information.
At December 31, 2010, on a consolidated basis, the Company had intangibles of $3.2 million subject to amortization and $3.7 million of goodwill, which was not subject to periodic amortization.
Recent Accounting Pronouncements and Developments
Note 1 (Summary of Significant Accounting Policies) to the consolidated financial statements discusses new accounting policies adopted by the Company during 2010 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable sections of this financial review and notes to the consolidated financial statements.

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
March 14, 2011
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010.
The Company’s independent registered public accounting firm, Crowe Horwath LLP, has audited the Company’s consolidated financial statements included in this Annual Report and the Company’s internal control over financial reporting as of December 31, 2010, and has issued their Report of Independent Registered Public Accounting Firm, which appears in this Annual Report.

John S. Gulas	Carl D. Culp
President and CEO	Executive Vice President and Treasurer

Crowe Horwath LLP
Independent Member Crowe Horwath International
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Farmers National Banc Corp.
Canfield, Ohio
We have audited the accompanying consolidated balance sheets of Farmers National Banc Corp. as of December 31, 2010 and 2009 and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. We also have audited Farmers National Banc Corp.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Farmers National Banc Corp.’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Farmers National Banc Corp. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, Farmers National Banc Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Crowe Horwath LLP
Cleveland, Ohio
March 14, 2011

CONSOLIDATED BALANCE SHEETS
(Table Dollar Amounts In Thousands except Share and Per Share Data)

December 31,	2010	2009
ASSETS
Cash and due from banks	$30,772	$25,713
Federal funds sold	6,533	25,447

TOTAL CASH AND CASH EQUIVALENTS	37,305	51,160

Securities available for sale	314,347	309,368

Loans	590,367	609,395
Less allowance for loan losses	9,307	7,400

NET LOANS	581,060	601,995

Premises and equipment, net	13,944	14,193
Goodwill	3,709	3,709
Other intangibles	3,211	3,791
Bank owned life insurance	11,529	11,438
Other assets	17,646	19,154

TOTAL ASSETS	$982,751	$1,014,808

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$77,728	$68,420
Interest-bearing	683,322	709,132

TOTAL DEPOSITS	761,050	777,552

Short-term borrowings	105,634	125,912
Long-term borrowings	24,733	27,169
Other liabilities	3,286	3,547

TOTAL LIABILITIES	894,703	934,180

Commitments and contingent liabilities

Stockholders’ Equity
Common Stock — Authorized 25,000,000 shares; issued 15,699,184 in 2010 and 15,572,703 in 2009	96,142	95,650
Retained earnings	14,502	7,137
Accumulated other comprehensive income	2,907	3,344
Treasury stock, at cost; 2,053,149 shares in 2010 and 2,053,098 shares in 2009	(25,503)	(25,503)

TOTAL STOCKHOLDERS’ EQUITY	88,048	80,628

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$982,751	$1,014,808

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(Table Dollar Amounts In Thousands except Share and Per Share Data)

Years ended December 31,	2010	2009	2008
INTEREST AND DIVIDEND INCOME
Loans, including fees	$36,875	$37,634	$34,965
Taxable securities	8,755	9,399	8,063
Tax exempt securities	2,490	2,447	2,661
Dividends	189	263	388
Federal funds sold	56	32	338

TOTAL INTEREST AND DIVIDEND INCOME	48,365	49,775	46,415

INTEREST EXPENSE
Deposits	9,043	12,726	15,648
Short-term borrowings	872	1,847	2,047
Long-term borrowings	1,083	1,974	2,252

TOTAL INTEREST EXPENSE	10,998	16,547	19,947

NET INTEREST INCOME	37,367	33,228	26,468

Provision for loan losses	8,078	6,050	1,420

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	29,289	27,178	25,048

NONINTEREST INCOME
Service charges on deposit accounts	2,071	2,593	2,685
Bank owned life insurance income, including death benefits	993	621	531
Trust fees	4,900	3,469	0
Insurance agency commissions	234	80	0
Security gains	2,680	1,017	474
Impairment of equity securities	0	(74)	(2,711)
Investment commissions	540	344	354
Other operating income	1,792	1,338	1,284

TOTAL NONINTEREST INCOME	13,210	9,388	2,617

NONINTEREST EXPENSE
Salaries and employee benefits	16,406	15,145	11,626
Occupancy and equipment	3,709	3,538	2,898
State and local taxes	900	930	819
Professional fees	1,399	1,020	701
Advertising	637	595	563
FDIC insurance	1,306	1,543	187
Merger related costs	0	453	0
Intangible amortization	580	449	0
Core processing charges	973	231	63
Other operating expenses	5,054	5,751	4,156

TOTAL NONINTEREST EXPENSE	30,964	29,655	21,013

INCOME BEFORE INCOME TAXES	11,535	6,911	6,652

INCOME TAXES	2,544	1,069	987

NET INCOME	8,991	5,842	5,665

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Change in net unrealized gains (losses) on securities, net of reclassifications	(437)	1,052	2,945

COMPREHENSIVE INCOME	$8,554	$6,894	$8,610

EARNINGS PER SHARE:
Basic	$0.66	$0.44	$0.43
Diluted	$0.66	$0.44	$0.43
See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Table Dollar Amounts In Thousands except Share and Per Share Data)

Years ended December 31,	2010	2009	2008

COMMON STOCK
Balance at beginning of year	$95,650	$94,217	$91,741
Stock option expense (1)	0	0	0
126,481 shares issued from dividend reinvestment in 2010, 289,183 in 2009 and 362,414 in 2008	492	1,433	2,476

Balance at end of year	96,142	95,650	94,217

RETAINED EARNINGS
Balance at beginning of year	7,137	6,096	7,233
Net income	8,991	5,842	5,665
Dividends declared:
$.12 cash dividends per share in 2010, $.36 in 2009 and $.52 in 2008	(1,626)	(4,801)	(6,802)

Balance at end of year	14,502	7,137	6,096

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year	3,344	2,292	(653)
Change in net unrealized gains (losses) on securities, net of reclassifications and tax effects	(437)	1,052	2,945

Balance at end of year	2,907	3,344	2,292

TREASURY STOCK, AT COST
Balance at beginning of year	(25,503)	(25,503)	(24,401)
Purchase of 51 shares in 2010, 40 in 2009 and 160,328 in 2008 (2)	0	0	(1,102)

Balance at end of year	(25,503)	(25,503)	(25,503)

TOTAL STOCKHOLDERS’ EQUITY AT END OF YEAR	$88,048	$80,628	$77,102

(1)	Stock option expense for 2010, 2009 and 2008, was less than $1,000 and rounded to $0.

(2)	Treasury stock repurchased in 2010 and 2009 was less than $1,000 and rounded to $0.
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Table Dollar Amounts In Thousands except Share and Per Share Data)

Years ended December 31,	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$8,991	$5,842	$5,665
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	8,078	6,050	1,420
Depreciation and amortization	1,711	1,530	1,079
Net amortization of securities	3,089	539	271
Security gains	(2,680)	(1,017)	(474)
Loss on sale of other real estate owned	92	47	0
Impairment of securities	0	74	2,711
Federal Home Loan Bank dividends	0	0	(174)
Earnings on bank owned life insurance	(483)	(531)	(531)
Income recognized from death benefit on bank owned life insurance	(510)	(90)	0
Net change in other assets and liabilities	1,587	(7,233)	(2,114)

NET CASH FROM OPERATING ACTIVITIES	19,875	5,211	7,853

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities and repayments of securities available for sale	62,726	66,715	61,161
Proceeds from sales of securities available for sale	69,383	26,185	31,058
Purchases of securities available for sale	(138,215)	(126,524)	(141,650)
Proceeds from sale of Federal Home Loan Bank stock	0	1,414	0
Purchase of trust entity, net	0	(10,511)	0
Loan originations and payments, net	12,096	(62,218)	(39,403)
Proceeds from sale of other real estate owned	541	269	113
Improvements to real estate owned	(30)	0	0
Proceeds from BOLI death benefit	902	204	0
Additions to premises and equipment	(783)	(990)	(612)

NET CASH FROM INVESTING ACTIVITIES	6,620	(105,456)	(89,333)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	(16,502)	129,542	54,582
Net change in short-term borrowings	(20,278)	20,477	11,261
Proceeds from Federal Home Loan Bank borrowings and other debt	0	0	25,000
Repayment of Federal Home Loan Bank borrowings and other debt	(2,436)	(19,295)	(10,991)
Repurchase of common stock	0	0	(1,102)
Cash dividends paid	(1,626)	(4,801)	(6,802)
Proceeds from dividend reinvestment	492	1,433	2,476

NET CASH FROM FINANCING ACTIVITIES	(40,350)	127,356	74,424

NET CHANGE IN CASH AND CASH EQUIVALENTS	(13,855)	27,111	(7,056)

Beginning cash and cash equivalents	51,160	24,049	31,105

Ending cash and cash equivalents	$37,305	$51,160	$24,049

Supplemental cash flow information:
Interest paid	$11,450	$16,713	$20,183
Income taxes paid	1,990	2,215	1,870

Supplemental noncash disclosures:
Transfer of loans to other real estate owned	$761	$625	$178

Farmers National Banc Corp acquired all of the stock of Butler Wick Trust Company for $12 million on March 31, 2009.

The assets acquired and liabilities assumed were as follows:

Fair value of assets acquired		$12,394
Purchase price		12,125

Liabilities assumed		$269

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation:
The consolidated financial statements include the accounts of Farmers National Banc Corp. and its wholly-owned subsidiaries, The Farmers National Bank (Bank) of Canfield and Farmers Trust Company. The consolidated financial statements also include the accounts of the Farmers National Bank of Canfield’s subsidiary, Farmers National Insurance. Together the entities are referred to as “the Company.” All significant intercompany balances and transactions have been eliminated in consolidation.
Nature of Operations:
The Company provides full banking services through its nationally chartered subsidiary, The Farmers National Bank of Canfield. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is the northeastern region of Ohio and service is provided at seventeen (17) locations. The Company provides trust services through its subsidiary, Farmers Trust Company, and insurance services through the Bank’s subsidiary, Farmers National Insurance. Farmers Trust Company has a state-chartered bank license to conduct trust business from the Ohio Department of Commerce – Division of Financial Institutions.
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
Management evaluates securities for other-than-temporary impairment (OTTI) at least on a quarterly basis, and more frequently when economic or market conditions warrant. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.
Loans:
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate.
Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level yield method without anticipating prepayments. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Consumer and credit card loans are typically charged-off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. A loan is moved to nonaccrual status in accordance with the Company’s policy, typically after 90 days of non-payment.
When interest accruals are discontinued, interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest on such loans is thereafter recorded on a cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Concentration of Credit Risk:
There are no significant concentrations of loans to any one industry or customer. However, most of the Company’s business activity is with customers located within Mahoning, Trumbull and Columbiana counties (Tri-County area). Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy of the Tri-County area.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
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
A loan is considered impaired when, based on the current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans over $250 thousand by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company considers the guidance on troubled debt restructuring for individual consumer and residential loans when evaluating for impairment disclosure. Troubled debt restructurings are measured at the present value of estimated future cash flow using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.
The general component covers non impaired loans and is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company over the most recent 2 years. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations. The following portfolio segments have been identified:
Commercial Loans. Commercial credit is extended to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or other projects. The majority of these borrowers are customers doing business within our geographic regions. These loans are generally underwritten individually and secured with the assets of the company and the personal guarantee of the business owners. Commercial loans are made based primarily on the historical and projected cash flow of the borrower and the underlying collateral provided by the borrower.
Commercial Real Estate Loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market such as geographic location and property type.
Consumer Loans. Consumer loans are primarily comprised of loans made directly to consumers and indirectly through automobile dealerships. These loans have a specific matrix which consists of several factors including debt to income, type of collateral and loan to collateral value, credit history and relationship with the borrower. Consumer lending uses risk-based pricing in the underwriting process.
Residential Mortgage Loans. Residential mortgage loans represent loans to consumers for the purchase or refinance of a residence. These loans are generally financed up to 15 years, and in most cases, are extended to borrowers to finance their primary residence. Real estate market values at the time of origination directly affect the amount of credit extended and, in the event of default, subsequent changes in these values may impact the severity of losses.
Foreclosed Assets:
Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. The balance of foreclosed assets was $532 thousand and $374 thousand at December 31, 2010 and 2009, respectively. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
Premises and Equipment:
Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
Restricted Stock:
The Bank is a member of the Federal Home Loan Bank (FHLB) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Bank is also a member of and owns stock in the Federal Reserve Bank. These stocks are carried at cost, classified as restricted securities included in other assets, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.
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
Goodwill and Other Intangible Assets:
Goodwill resulting from a business combination is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired as of the acquisition date. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but tested for impairment at least annually. The Company has selected September 30 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives. Goodwill is the only intangible asset with an indefinite life on our balance sheet. Non-compete contracts are amortized on a straight line basis over the term of the agreement which is two years. Customer relationship intangibles are amortized over 13 years on an accelerated method.
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
Earnings Per Common Share:
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
Comprehensive Income:
Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss consists solely of unrealized gains and losses on securities available for sale and is recognized as a separate component of equity, net of tax effects.
Loss Contingencies:
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.
Restrictions on Cash:
Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements.
Equity:
Treasury stock is carried at cost.
Dividend Restriction:
Regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the holding company or by the holding company to shareholders.
Fair Value of Financial Instruments:
Fair values of financial instruments are estimated using relevant market information and other assumptions as more fully disclosed in Note 4. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
Operating Segments:
While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is primarily aggregated and reported in two lines of business, the Bank segment and the Trust segment. The Company discloses segment information in Note 19.
Adoption of New Accounting Standards:
In June 2009, the FASB issued guidance on accounting for transfers of financial assets. This guidance amends previous guidance relating to the transfers of financial assets and eliminates the concept of a qualifying special purpose entity. This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. Additionally, the disclosure provisions of this guidance were also amended and apply to transfers that occurred both before and after the effective date of this Statement. The adoption of this guidance did not have a material effect on the results of operations or financial position.
NOTE 2 — SECURITIES AVAILABLE FOR SALE
The following table summarizes the amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2010 and 2009 and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2010	Cost	Gains	Losses	Value
U.S. Treasury and U.S. government sponsored entities	$67,376	$2,768	$(166)	$69,978
State and political subdivisions	81,397	1,215	(2,146)	80,466
Mortgage-backed securities — residential	140,681	4,099	(1,003)	143,777
Collateralized mortgage obligations	20,021	1	(362)	19,660
Equity securities	149	66	(16)	199
Other securities	250	17	0	267

TOTALS	$309,874	$8,166	$(3,693)	$314,347

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
2009	Cost	Gains	Losses	Value
U.S. Treasury and U.S. government sponsored entities	$98,746	$1,424	$(337)	$99,833
State and political subdivisions	62,809	1,070	(447)	63,432
Mortgage-backed securities — residential	141,915	3,758	(411)	145,262
Collateralized mortgage obligations	309	9	0	318
Equity securities	149	129	(19)	259
Other securities	250	14	0	264

TOTALS	$304,178	$6,404	$(1,214)	$309,368

The proceeds from sales of available-for-sale securities and the associated gains and losses were as follows:

	2010	2009	2008
Proceeds	$69,383	$26,185	$31,058
Gross gains	2,685	1,019	523
Gross losses	(5)	(2)	(49)
The tax provision related to these net realized gains was $938,000, $356,000, and $166,000 respectively.
The amortized cost and fair value of the debt securities portfolio are shown by expected maturity. Expected maturities may differ from contractual maturities if issuers have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities are not due at a single maturity date and are shown separately.

	December 31, 2010
	Amortized	Fair
Available for sale	Cost	Value
Maturity
Within one year	$2,588	$2,593
One to five years	73,969	76,346
Five to ten years	46,151	45,317
Beyond ten years	26,315	26,455
Mortgage-backed securities	160,702	163,437

TOTALS	$309,725	$314,148

Securities with a carrying amount of $182 million at December 31, 2010 and $206 million at December 31, 2009 were pledged to secure public deposits and repurchase agreements.
In each year, there were no holdings of any other issuer that exceeded 10% of shareholders’ equity, other than the U.S. government and its agencies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
The following table summarizes the investment securities with unrealized losses at December 31, 2010 and December 31, 2009 aggregated by major security type and length of time in a continuous unrealized loss position:

2010	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
U.S. Treasury and U.S. government sponsored entities	$8,458	$(160)	$313	$(6)	$8,771	$(166)
State and political subdivisions	36,118	(1,981)	790	(165)	36,908	(2,146)
Mortgage-backed securities — residential	45,567	(1,002)	26	(1)	45,593	(1,003)
Collateralized mortgage obligations	19,594	(362)	0	0	19,594	(362)
Equity securities	0	0	8	(16)	8	(16)

Total temporarily impaired	$109,737	$(3,505)	$1,137	$(188)	$110,874	$(3,693)

2009	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss
U.S. Treasury and U.S. government sponsored entities	$44,854	$(330)	$359	$(7)	$45,213	$(337)
State and political subdivisions	13,336	(162)	3,035	(285)	16,371	(447)
Mortgage-backed securities — residential	40,304	(410)	60	(1)	40,364	(411)
Equity securities	28	(3)	7	(16)	35	(19)

Total temporarily impaired	$98,522	$(905)	$3,461	$(309)	$101,983	$(1,214)

The Company’s equity securities include preferred Federal National Mortgage Association (FNMA) and local and regional bank holdings. For the year ended December 31, 2009, the Company recognized a $74 thousand pre-tax charge for the other-than-temporary decline in fair value on its local and regional bank holdings. During 2008, the Company made the determination that an impairment of the FNMA stock was other-than-temporary and recorded a $2.7 million pre-tax impairment charge. When a decline in fair value below cost is deemed to be other-than-temporary, the difference between the amortized cost basis of the equity security and its fair value must be recognized as a charge to earnings. No other-than-temporary impairment was recognized for the year ended December 31, 2010.
As of December 31, 2010, the Company’s security portfolio consisted of 406 securities, 97 of which were in an unrealized loss position. The majority of unrealized losses are related to the Company’s holdings in securities issued by U.S. government sponsored entities, state and political subdivisions, and mortgage-backed securities, as discussed below:
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
Mortgage-backed securities:
All of the Company’s holdings of mortgage-backed securities at year end 2010 and 2009 were issued by U.S. government sponsored enterprises. Unrealized losses on mortgage-backed securities have not been recognized into income. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these mortgage-backed securities and it is likely that it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2010.
Collateralized mortgage obligations:
The Company’s securities portfolio includes collateralized mortgage obligations with a market value of $19.6 million which had unrealized losses of approximately $362 thousand at December 31, 2010. The Company monitors to insure it has adequate credit support and as of December 31, 2010, the Company believes there is no OTTI and does not have the intent to sell these securities and it is likely that it will not be required to sell the securities before their anticipated recovery.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
NOTE 3 — LOANS
Loans at year end were as follows:

	2010	2009
Commercial real estate
Owner occupied	$111,261	$114,942
Non-owner occupied	84,758	79,433
Other	8,416	22,101
Commercial	76,635	75,893
Residential real estate
1-4 family residential	154,132	154,417
Home equity lines of credit	23,624	27,138
Consumer
Indirect	116,999	120,977
Direct	11,302	11,027
Other	1,485	1,522

Subtotal	588,612	607,450
Net deferred loan (fees) costs	1,755	1,945
Allowance for loan losses	(9,307)	(7,400)

NET LOANS	$581,060	$601,995

Activity in the allowance for loan losses was as follows:

	2010	2009	2008
Balance at beginning of year	$7,400	$5,553	$5,459
Provision for loan losses	8,078	6,050	1,420
Loans charged-off	(6,745)	(4,799)	(1,731)
Recoveries	574	596	405

Balance at end of year	$9,307	$7,400	$5,553

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010. The recorded investment in loans includes the unpaid principal balance and unamortized loan origination fees and costs, but excludes accrued interest receivable which is not considered to be material.

	Commercial		Residential
Allowance for loan losses:	Real Estate	Commercial	Real Estate	Consumer	Unallocated	Total

Ending allowance balance attributable to loans:
Individually evaluated for impairment	$547	$58	—	—	—	$605
Collectively evaluated for impairment	5,233	1,649	$881	$875	$64	8,702

Total ending allowance balance	$5,780	$1,707	$881	$875	$64	$9,307

Loans:
Loans individually evaluated for impairment	$6,045	$1,015	—	—	—	$7,060
Loans collectively evaluated for impairment	197,849	75,620	$177,067	$132,771	—	583,307

Total ending loans balance	$203,894	$76,635	$177,067	$132,771	—	$590,367

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
Individually impaired loans were as follows:

	2010	2009
Year-end loans with no allocated allowance for loan losses	$2,452	$425
Year-end loans with allocated allowance for loan losses	4,630	13,071

	$7,082	$13,496

Amount of the allowance for loan losses allocated	$605	$2,058

	2010	2009	2008
Average of individually impaired loans during year	$7,755	$11,407	$1,157
Interest income recognized during impairment for all periods was immaterial.
The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	Unpaid		Allowance for
	Principal	Recorded	Loan Losses
	Balance	Investment	Allocated
With no related allowance recorded:
Commercial real estate
Owner occupied	$821	$818	$—
Non-owner occupied	466	465	—
Other	365	364	—
Commercial	800	798	—
Residential real estate
1 - 4 family residential	—	—	—
Home equity lines of credit	—	—	—
Consumer
Indirect	—	—	—
Direct	—	—	—
Other	—	—	—
With an allowance recorded:
Commercial real estate
Owner occupied	3,147	3,141	134
Non-owner occupied	167	167	3
Other	1,097	1,090	435
Commercial	219	217	33
Residential real estate
1 - 4 family residential	—	—	—
Home equity lines of credit	—	—	—
Consumer
Indirect	—	—	—
Direct	—	—	—
Other	—	—	—

Total	$7,082	$7,060	$605

The following table presents the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2010:

		Loans Past Due
		Over 90 Days
		Still
	Nonaccrual	Accruing
Commercial real estate
Owner occupied	$1,960	$—
Non-owner occupied	550	—
Other	1,462	—
Commercial	400	—
Residential real estate
1 - 4 family residential	3,362	190
Home equity lines of credit	815	10
Consumer
Indirect	27	53
Direct	—	48
Other	—	24

Total	$8,576	$325

Nonaccrual loans and loans past due 90 days still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.
At December 31, 2009, there were $9.6 million of nonaccrual loans and $469 thousand of loans past due over 90 days and still accruing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans:

	30 - 59	60 - 89	Greater Than
	Days	Days	90 Days	Total	Loans Not
	Past Due	Past Due	Past Due	Past Due	Past Due	Total
Commercial real estate
Owner occupied	$407	$91	$1,960	$2,458	$108,509	$110,967
Non-owner occupied	499	59	550	1,108	75,281	76,389
Other	—	—	1,462	1,462	15,076	16,538

Commercial	286	275	400	961	75,674	76,635

Residential real estate
1 - 4 family residential	2,981	435	3,552	6,968	146,475	153,443
Home equity lines of credit	334	16	825	1,175	22,449	23,624

Consumer
Indirect	1,668	519	80	2,267	117,716	119,983
Direct	253	91	48	392	10,911	11,303
Other	9	1	24	34	1,451	1,485

Total	$6,437	$1,487	$8,901	$16,825	$573,542	$590,367

TROUBLED DEBT RESTRUCTURINGS:
Included in loans individually impaired are loans with balances of $3.0 million and $5.4 million for which the Company has modified the repayment terms in 2010 and 2009. The Company has allocated $40 thousand and $333 thousand of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2010 and 2009. There are no commitments to lend additional amounts to borrowers with loans that are classified as troubled debt restructurings at December 31, 2010. The Company had committed to lend additional amounts totaling up to $24 thousand as of December 31, 2009 to customers with outstanding loans that are classified as troubled debt restructurings.
CREDIT QUALITY INDICATORS:
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on a monthly basis. The Company uses the following definitions for risk ratings:
Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.
Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.
Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.
Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

		Special			Not
	Pass	Mention	Substandard	Doubtful	Rated

Commercial real estate
Owner occupied	$91,976	$3,893	$15,098	$—	$—
Non-owner occupied	63,502	1,075	11,812	—	—
Other	12,005	786	3,747	—	—
Commercial	65,358	4,076	7,201	—	—

Total	$232,841	$9,830	$37,858	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential, consumer and indirect loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the recorded investment in residential, consumer and indirect auto loans based on payment activity as of December 31, 2010. Nonperforming loans are loans past due 90 days and still accruing interest and nonaccrual loans.

	Residential Real Estate
	1-4 Family	Home Equity	Consumer
	Residential	Lines of Credit	Indirect	Direct	Other

Performing	$149,891	$22,799	$119,903	$11,255	$1,461
Nonperforming	3,552	825	80	48	24

Total	$153,443	$23,624	$119,983	$11,303	$1,485

NOTE 4 — FAIR VALUE
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
Assets and liabilities measured at fair value on a recurring basis, including financial assets and liabilities for which the Company has elected the fair value option, are summarized below:

	Fair Value Measurements
	at December 31, 2010 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Investment securities available-for sale
U.S. Treasury and U.S. government — sponsored entities	$69,978	$0	$69,978	$0
State and political subdivisions	80,466	0	80,466	0
Mortgage-backed securities — residential	143,777	0	143,765	12
Collateralized mortgage obligations	19,660	0	19,660	0
Equity securities	199	199	0	0
Other securities	267	0	267	0

Total investment securities	$314,347	$199	$314,136	$12

	Fair Value Measurements
	at December 31, 2009 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Investment securities available-for-sale
U.S. Treasury and U.S. government — sponsored entities	$99,833	$0	$99,833	$0
State and political subdivisions	63,432	0	63,432	0
Mortgage-backed securities — residential	145,262	0	145,249	13
Collateralized mortgage obligations	318	0	318	0
Equity securities	259	259	0	0
Other securities	264	0	264	0

Total investment securities	$309,368	$259	$309,096	$13

There were no significant transfers between Level 1 and Level 2 during 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
The table below presents a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period ended December 31:

	Investment Securities
	Available-for-Sale
	(Level 3)
	2010	2009
Balance of recurring Level 3 assets at January 1	$13	$8,977
Total unrealized gains or losses:
Included in other comprehensive income	0	(379)
Purchases, sales, issuances and settlements, net	(1)	(1,613)
Transfers in and/or out of Level 3	0	(6,972)

Balance of recurring Level 3 assets at December 31	$12	$13

There is no impact to earnings as a result of fair value measurements on items valued on a recurring basis, using level 3 inputs.
Assets Measured on a Non-Recurring Basis
Assets measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2010 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Impaired Loans
Commercial Real Estate
Owner occupied	$1,239	0	0	$1,239
Non-owner occupied	164	0	0	164
Other	662	0	0	662
Commercial	186	0	0	186

Fair Value Measurements
at December 31, 2009 Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Carrying	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Impaired loans	$5,904	$0	$0	$5,904
Impaired loans that are measured for impairment using the fair value of the collateral for collateral dependent loans, had a principal balance of $2.8 million, net of a valuation allowance of $565 thousand at December 31, 2010. Loans measured at fair value throughout the year resulted in an additional provision for loan losses of $2.2 million for the year ending December 31, 2010. At December 31, 2009, impaired loans had a carrying amount of $7.6 million, with a valuation allowance of $1.7 million. Loans measured at fair value throughout the year resulted in an additional provision for loan losses of $1.5 million for the year ending December 31, 2009. Excluded from the fair value of impaired loans disclosed above are $1.8 million and $5.4 million of loans classified as troubled debt restructurings at December 31, 2010 and 2009.
Fair Value of Financial Instruments
The carrying amounts and estimated fair values of financial instruments, at December 31, 2010 and December 31, 2009 are as follows:

	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Cash, due from banks, federal funds sold and money market investments	$37,305	$37,305	$51,160	$51,160
Securities available-for-sale	314,347	314,347	309,368	309,368
Restricted stock	3,977	n/a	3,977	n/a
Loans, net	581,060	590,331	601,995	609,127
Accrued interest receivable	4,125	4,125	4,370	4,370

Financial liabilities
Deposits	$761,050	$764,170	$777,552	$781,703
Short-term borrowings	105,634	105,634	125,912	125,912
Long-term borrowings	24,733	27,080	27,169	28,990
Accrued interest payable	703	703	1,155	1,155
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
NOTE 5 — PREMISES AND EQUIPMENT
Year-end premises and equipment were as follows:

	2010	2009
Land	$3,079	$2,834
Buildings	15,921	15,812
Furniture, fixtures and equipment	9,676	9,247
Leasehold improvements	203	203

	28,879	28,096
Less accumulated depreciation	(14,935)	(13,903)

NET BOOK VALUE	$13,944	$14,193

Depreciation expense was $1.0 million for the year ended December 31, 2010, $980 thousand for 2009 and $989 thousand for 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
The Company leases certain branch properties under operating leases. Rent expense was $257, $203 and $73 thousand for 2010, 2009 and 2008. In addition to rent expense, under the leases, common area maintenance and property taxes are paid and the amount can fluctuate according to the costs incurred. Rent commitments, before considering renewal options that generally are present, were as follows:

2011	$219
2012	130
2013	130
2014	119
2015	69

TOTAL	$667

NOTE 6 — GOODWILL AND INTANGIBLE ASSETS
The acquisition of Farmers Trust Company on March 31, 2009, more fully described in Note 18, resulted in $3.7 million of goodwill.
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
Acquired Intangible Assets:
Acquired intangible assets, which also resulted from the acquisition of Farmers Trust Company, were as follows at year end:

	2010		2009
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible assets:
Customer relationship intangibles	$3,990	$(810)	$3,990	$(355)
Non-compete contracts	250	(219)	250	(94)

TOTAL	$4,240	$(1,029)	$4,240	$(449)

Aggregate amortization expense was $580 thousand and $449 thousand for 2010 and 2009.
Estimated amortization expense for each of the next five years:

2011	$479
2012	409
2013	393
2014	354
2015	319
Thereafter	1,257
NOTE 7 — INTEREST BEARING DEPOSITS
Time deposits of $100 thousand or more were $97.4 million and $131.0 million at year-end 2010 and 2009.
Following is a summary of scheduled maturities of certificates of deposit during the years following December 31, 2010:

2011	$107,666
2012	46,559
2013	23,719
2014	16,645
2015	59,891
Thereafter	1,615

TOTAL	$256,095

Following is a summary of year-end interest bearing deposits:

	2010	2009
Demand	$109,403	$106,410
Money Market	229,605	198,747
Savings	88,219	78,901
Certificates of Deposit	256,095	325,074

TOTAL	$683,322	$709,132

NOTE 8 — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER SHORT-TERM BORROWINGS
Securities sold under repurchase agreements are secured by the Bank’s holdings of debt securities issued by U.S. government sponsored entities and agencies with a carrying amount of $166.0 million and $152.3 million at year-end 2010 and 2009.
Repurchase agreements are financing arrangements that mature within 89 days. Under the agreements, customers agree to maintain funds on deposit with the Bank and in return acquire an interest in a pool of securities pledged as collateral against the funds. The securities are held in segregated safekeeping accounts at the Federal Reserve Bank and Farmers Trust Company. Information concerning securities sold under agreements to repurchase is summarized as follows:

	2010	2009	2008
Average balance during the year	$142,871	$123,119	$77,952
Average interest rate during the year	0.58%	1.49%	2.60%
Maximum month-end balance during the year	$148,765	$148,765	$101,706
Weighted average year-end interest rate	0.40%	1.23%	2.30%
Balance at year-end	$103,753	$124,313	$83,874
The Bank has a short-term U.S. Treasury interest-bearing demand note with a balance of $781 thousand at December 31, 2010 and $849 thousand at December 31, 2009. The demand note was interest free at December 31, 2010 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
The Bank has access to a line of credit in the amount of $8 million at a major domestic bank that is below prime rate. The line and terms are periodically reviewed by the bank and are generally subject to withdrawal at their discretion. There were no borrowings under this line at December 31, 2010 or 2009.
Farmers National Banc Corp has an unsecured $1.5 million revolving line of credit. The line can be renewed annually. The outstanding balance was $1.1 million and $750 thousand at December 31, 2010 and 2009. The interest rate is prime with a floor of 4.5%. The interest rate at December 31, 2010 and 2009 was 4.5%.
NOTE 9 — FEDERAL HOME LOAN BANK ADVANCES AND OTHER LONG-TERM BORROWINGS
At year end, long-term advances from the Federal Home Loan Bank were as follows:

	2010		2009
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Fixed-rate constant payment advances, at rates from 3.16% to 5.25% at December 31, 2010	$4,544	4.65%	$6,924	4.62%
Convertible and putable fixed-rate advances, at rates from 2.82% to 4.88% at December 31, 2010	20,000	4.12%	20,000	4.12%

Total advances	$24,544	4.22%	$26,924	4.25%

At year end 2010 and 2009, $5 million of the FHLB fixed-rate advances are convertible to a floating rate advance on or after certain specific dates at the option of the FHLB. Should the FHLB elect to convert, the Bank has the right to prepay any or all of the borrowing at the time of conversion and on any interest payment due date, thereafter, without penalty.
At year end 2010 and 2009, $15 million of the FHLB fixed-rate advances are putable on or after certain specific dates at the option of the FHLB. Should the FHLB elect the put, the Bank is required to repay the advance on that date without penalty.
Federal Home Loan Bank advances are secured by a blanket pledge of residential mortgage loans totaling $95.3 million and $108.2 million at year end 2010 and 2009. Based on this collateral and the Company’s holdings of FHLB stock, the Bank is eligible to borrow an additional $53.3 million at year end 2010. Each advance is subject to a prepayment penalty if paid prior to its maturity date. Scheduled repayments of long-term FHLB advances are as follows:

Maturing in:
2011	$1,751
2012	812
2013	764
2014	10,969
2015	5,248
Later years	5,000

TOTAL	$24,544

The Bank has a note payable secured by real estate totaling $189 thousand in 2010 and $245 thousand in 2009. This note carries a fixed interest rate of 7.50%. Scheduled principal repayments of the note payable are as follows:

Maturing in:
2011	$60
2012	65
2013	64

TOTAL	$189

NOTE 10 — COMMITMENTS AND CONTINGENT LIABILITIES
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
The contractual amount of financial instruments with off-balance-sheet risk at year end were as follows:

	2010		2009
	Fixed	Variable	Fixed	Variable
	Rate	Rate	Rate	Rate
Commitments to make loans	$1,265	$4,617	$845	$8,872
Unused lines of credit	$29,999	$32,462	$33,368	$34,619
Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments for 2010 have interest rates ranging from 4.75% to 6.25% and maturities ranging from fifteen to thirty years. The fixed rate commitments for 2009 have interest rates ranging from 4.75% to 5.88% and maturities ranging from fifteen to thirty years. Fixed rate unused lines of credit have interest rates ranging from 3.25% to 18.00% at December 31, 2010 as well as 3.25% to 18.00% at December 31, 2009.
Standby letters of credit are considered financial guarantees. The standby letters of credit have a contractual value of $3.2 million in 2010 and $3.6 million in 2009. The carrying amount of these items on the balance sheet is not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
NOTE 11 — STOCK OPTIONS
The Company’s Stock Option Plan, which was shareholder-approved, permitted the grant of share options to its directors, officers and employees for up to 375 thousand shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards were granted with an exercise price equal to the market price of the Company’s common stock at the date of grant; those option awards have vesting periods of 5 years and have 10-year contractual terms. Option exercises are expected to be satisfied with either newly issued shares or treasury shares. The fair value of the Company’s stock at December 31, 2010 and 2009 was less than the fair value option exercise price, therefore the outstanding and exercisable options had no intrinsic value.
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
The fair value of options granted was determined using the following weighted-average assumptions as of the grant date during 2008. There were no options granted in 2010 or 2009.

2008

Risk-free interest rate	2.51%
Expected term	5 yrs
Expected stock price volatility	15.48%
Dividend yield	7.14%
Fair value	$0.46
A summary of the activity in the stock option plan for 2010 is as follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Shares	Price	Life
Outstanding at beginning of year	37,000	$10.40	2.8 yrs
Granted	0
Exercised	0
Forfeited or expired	(8,500)	11.00

Outstanding at end of year	28,500	$10.22	2.0 yrs

Exercisable at end of year	25,500	$10.65	1.4 yrs

The Company expects all outstanding options to vest. As of December 31, 2010, the total unrecognized compensation cost related to nonvested stock options granted under the Plan was immaterial.
NOTE 12 — REGULATORY MATTERS
Banks and bank holding companies are subject to various regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action by regulators that, if undertaken, could have a direct material effect on the financial statements. Management believes as of December 31, 2010, the Company and Bank meet all capital adequacy requirements to which they are subject.
Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year end 2010 and 2009, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.
Dividend Restrictions: The Corporation’s principal source of funds for dividend payments is dividends received from the Bank. The Bank, as a national bank, is subject to the dividend restrictions set forth by the Comptroller of the Currency. The Comptroller of the Currency must approve declaration of any dividends in excess of the sum of profits for the current year and retained net profits for the preceding two years. During 2011, the Bank could, without prior approval, declare dividends of approximately $1.2 million plus any 2011 net profits retained to the date of the dividend declaration.
Due to the continuing growth in the Bank’s business and the increase in its allowance for loan losses associated with current economic conditions, senior management and the Board have determined that higher levels of capital are appropriate. The OCC concurred in the Board’s view that additional capital would be beneficial in supporting its continued growth and operations. As a result, effective February 2, 2010, the OCC proposed and the Bank accepted the following individual minimum capital requirements for Farmers National Bank: Tier I Capital to Adjusted Total Assets of 7.20% and Total Capital to Risk-Weighted Assets of 11.00%. As of December 31, 2010, the Bank is in compliance with these minimum capital requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
Actual and required capital amounts and ratios are presented below at year-end:

				Requirement		To be Well Capitalized
				For Capital		Under Prompt Corrective
		Actual		Adequacy Purposes:		Action Provisions:
		Amount	Ratio	Amount	Ratio	Amount	Ratio
2010
Total Capital to risk weighted assets	Consolidated	$85,942	13.99%	$49,143	8.00%	N/A	N/A
	Bank	81,936	13.36%	49,056	8.00%	$61,320	10.00%

Tier I Capital to risk weighted assets	Consolidated	78,220	12.73%	24,572	4.00%	N/A	N/A
	Bank	74,238	12.11%	24,528	4.00%	36,792	6.00%

Tier I Capital to average assets	Consolidated	78,220	7.65%	40,885	4.00%	N/A	N/A
	Bank	74,238	7.38%	40,225	4.00%	50,282	5.00%

2009
Total Capital to risk weighted assets	Consolidated	$77,297	12.03%	$51,402	8.00%	N/A	N/A
	Bank	72,692	11.36%	51,197	8.00%	$63,996	10.00%

Tier I Capital to risk weighted assets	Consolidated	69,847	10.87%	25,701	4.00%	N/A	N/A
	Bank	65,251	10.20%	25,598	4.00%	38,398	6.00%

Tier I Capital to average assets	Consolidated	69,847	6.87%	40,659	4.00%	N/A	N/A
	Bank	65,251	6.52%	40,028	4.00%	50,035	5.00%
NOTE 13 — EMPLOYEE BENEFIT PLANS
The Company has a qualified 401(k) deferred compensation Retirement Savings Plan. All employees of the Company who have completed at least 90 days of service and meet certain other eligibility requirements are eligible to participate in the Plan. Under the terms of the Plan, employees may voluntarily defer a portion of their annual compensation pursuant to section 401(k) of the Internal Revenue Code. The Company matches a percentage of the participants’ voluntary contributions up to 6% of gross wages. In addition, at the discretion of the Board of Directors, the Company may make an additional profit sharing contribution to the Plan. Total expense was $268 thousand, $236 thousand and $182 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.
The Company maintains a deferred compensation plan for certain existing employees and retirees. Expense under the Plan was $43 thousand, $21 thousand and $26 thousand for the years ended December 31, 2010, 2009 and 2008, respectively. The liability under the Plan at December 31, 2010 and 2009 was $257 thousand and $383 thousand.
The Company also has a postretirement benefit plan covering individuals retired from the Company that have met certain service and age requirements and certain other active employees that have met similar service requirements. The postretirement health care plan includes a limit on the Company’s share of costs for recent and future retirees. Expense under this plan for 2010, 2009, and 2008 was not material. The accrued postretirement benefit liability under this plan is also not material. Due to the immateriality of the Plan, the disclosures required under U.S. generally accepted accounting principles have been omitted.
NOTE 14 — INCOME TAXES
The provision for income taxes (credit) consists of the following:

	2010	2009	2008
Current expense	$3,332	$1,875	$1,911
Deferred expense	(788)	(806)	(924)

TOTALS	$2,544	$1,069	$987

Effective tax rates differ from federal statutory rate of 35% applied to income before income taxes due to the following:

	2010	2009	2008
Statutory tax	$4,037	$2,419	$2,328
Effect of nontaxable interest	(1,062)	(1,060)	(1,053)
Bank owned life insurance, net	(158)	(172)	(172)
Effect of nontaxable life insurance death proceeds	(179)	(32)	0
Other	(94)	(86)	(116)

ACTUAL TAX	$2,544	$1,069	$987

Deferred tax assets (liabilities) are comprised of the following:

	2010	2009
Deferred tax assets:
Allowance for credit losses	$3,257	$2,590
Security valuation	1,771	1,771
Deferred and accrued compensation	314	317
Deferred loan fees and costs	432	436
Capital loss carryover	11	11
Post-retirement benefits	165	155
Other	214	132

Gross deferred tax assets	$6,164	$5,412

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)

Deferred tax liabilities:
Depreciation	$(753)	$(742)
Net unrealized gain on securities available for sale	(1,566)	(1,846)
Federal Home Loan Bank dividends	(482)	(482)
Prepaid expenditures	(93)	(124)
Other	(16)	(32)

Gross deferred tax liabilities	(2,910)	(3,226)

NET DEFERRED TAX ASSET	$3,254	$2,186

No valuation allowance for deferred tax assets was recorded at December 31, 2010 and 2009. Income taxes applicable to realized investment securities gains in 2010, 2009 and 2008 were $938 thousand, $356 thousand and $166 thousand, respectively. The capital loss carryover of $33 thousand, which can be used to offset future capital gain income, expires on December 31, 2013.
At December 31, 2010 and December 31, 2009, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.
There were no penalties or interest recorded in the income statement for the years ended December 31, 2010, 2009 and 2008 and no amounts accrued for penalties or interest as of December 31, 2010 and 2009.
The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by the federal taxing authority for years prior to 2007. The tax years 2007 — 2009 remain open to examination by the U.S. taxing authority.
NOTE 15 — RELATED PARTY TRANSACTIONS
Loans to principal officers, directors, and their affiliates during 2010 were as follows:

Total loans at December 31, 2009	$5,133
New loans	400
Effect of changes in composition of related parties	0
Repayments	(698)

Total loans at December 31, 2010	$4,835

Deposits from principal officers, directors, and their affiliates at year-end 2010 and 2009 were $751 thousand and $1.8 million.
NOTE 16 — EARNINGS PER SHARE
The factors used in the earnings per share computation follow:

	2010	2009	2008
Basic EPS
Net income	$8,991	$5,842	$5,665

Weighted average shares outstanding	13,563,734	13,363,445	13,103,761

Basic earnings per share	$.66	$.44	$.43

Diluted EPS
Net income	$8,991	$5,842	$5,665

Weighted average shares outstanding for basic earnings per share	13,563,734	13,363,445	13,103,761
Effect of Stock Options	0	0	0

Weighted average shares for diluted earnings per share	13,563,734	13,363,445	13,103,761

Diluted earnings per share	$.66	$.44	$.43

Stock options for 28,500, 37,000 and 44,500 shares of common stock were not considered in computing diluted earnings per share for 2010, 2009 and 2008, respectively, because they were antidilutive.
NOTE 17 — OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) components and related tax effects were as follows:

	2010	2009	2008
Net unrealized holding gains (losses) on available for sale securities	$1,963	$2,607	$2,294
Reclassification adjustment for (gains) losses realized in income	(2,680)	(943)	2,237

Net unrealized gains (losses)	(717)	1,664	4,531
Tax effect	280	(612)	(1,586)

Net-of-tax amount	$(437)	$1,052	$2,945

Reclassification adjustment for (gains) losses realized in income includes other-than-temporary impairment losses of $74 thousand and $2.7 million for 2009 and 2008. All impairment losses relate to equity securities thus all other-than-temporary impairment has been recognized in net income.
NOTE 18 — BUSINESS COMBINATION
On March 31, 2009, the Company acquired 100% of the capital stock of Butler Wick Trust Company, a wholly owned subsidiary of Butler Wick Corporation in exchange for $12.1 million. With the acquisition, the Company has added trust and estate services to complement its core retail banking and investment services. The newly acquired trust entity is operating under the name Farmers Trust Company. Merger-related costs are recognized as expense in the Company’s income statement for the year ended December 31, 2009.
The goodwill of $3.7 million arising from the acquisition consisted largely of synergies and other benefits that flow from control over the combining of the operations of the companies. The amount of goodwill that is expected to be deductible for income taxes purposes is $3.7 million. The fair value of $4.2 million of intangible assets is related to customer relationships and noncompetition agreements with two key Trust Company employees. The following table summarizes the amounts of assets acquired and liabilities assumed at the acquisition date:

Cash and due from banks	$1,614
Securities available for sale	2,071
Premises and equipment	44
Identifiable intangible assets	4,240
Other assets	716
Liabilities assumed	(269)

Total identifiable net assets	8,416
Goodwill	3,709

Total net assets acquired	$12,125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
NOTE 19 — SEGMENT INFORMATION
The reportable segments are determined by the products and services offered, primarily distinguished between banking and trust operations. They are also distinguished by the level of information provided to the chief operating decision makers in the Company, who use such information to review performance of various components of the business, which are then aggregated. Loans, investments, and deposits provide the revenues in the banking operation, and trust service fees provide the revenue in trust operations. All operations are domestic.
Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using operating income. Income taxes are calculated on operating income. Transactions among segments are made at fair value.
Significant segment totals are reconciled to the financial statements as follows:

	Trust	Bank		Consolidated
December 31, 2010	Segment	Segment	Others	Totals
Assets
Cash and due from banks	$1,122	$36,343	$(160)	$37,305
Securities available for sale	2,627	311,601	119	314,347
Net loans	0	581,060	0	581,060
Premises and equipment, net	113	13,831	0	13,944
Goodwill and other intangibles	6,920	0	0	6,920
Other assets	425	28,336	414	29,175

Total Assets	$11,207	$971,171	$373	$982,751

Liabilities and Stockholders’ Equity
Deposits, borrowings and other liabilities	$368	$894,052	$283	$894,703
Stockholders’ equity	10,839	77,119	90	88,048

Total Liabilities and Stockholders’ Equity	$11,207	$971,171	$373	$982,751

	Trust	Bank		Consolidated
December 31, 2009	Segment	Segment	Others	Totals
Assets
Cash and due from banks	$866	$50,327	$(33)	$51,160
Securities available for sale	3,519	305,734	115	309,368
Net loans	0	601,995	0	601,995
Premises and equipment, net	112	14,081	0	14,193
Goodwill and other intangibles	7,500	0	0	7,500
Other assets	475	29,881	236	30,592

Total Assets	$12,472	$1,002,018	$318	$1,014,808

Liabilities and Stockholders’ Equity
Deposits, borrowings and other liabilities	$255	$933,273	$652	$934,180
Stockholders’ equity	12,217	68,745	(334)	80,628

Total Liabilities and Stockholders’ Equity	$12,472	$1,002,018	$318	$1,014,808

	Trust	Bank		Consolidated
For year ended 2010	Segment	Segment	Others	Totals

Net interest income	$61	$37,349	$(43)	$37,367
Provision for loan losses	0	8,078	0	8,078
Service fees, security gains and other noninterest income	5,053	7,835	318	13,210
Noninterest expense	4,588	25,893	479	30,964

Income before taxes	526	11,213	(204)	11,535
Income tax	182	2,445	(83)	2,544

Net Income	$344	$8,768	$(121)	$8,991

	Trust	Bank		Consolidated
For year ended 2009	Segment	Segment	Others	Totals

Net interest income	$66	$33,154	$8	$33,228
Provision for loan losses	0	6,050	0	6,050
Service fees, security gains and other noninterest income	3,467	6,057	(136)	9,388
Noninterest expense	3,400	25,760	495	29,655

Income before taxes	133	7,401	(623)	6,911
Income tax	46	1,235	(212)	1,069

Net Income	$87	$6,166	$(411)	$5,842

The Bank segment includes Farmers National Insurance for 2010.
NOTE 20 — SUBSEQUENT EVENT
On December 20, 2010 the Company announced the terms of its offering of 5 million common shares of Farmers National Banc Corp stock. The offering of the 5 million shares at $3 per share involved a rights offering with existing shareholders, an offering with standby investors and an offering to the public. At the close of the offering on February 4, 2011 all 5 million shares had been sold and the gross amount of $15 million was raised.
After advisory fees, selling agent commissions and expenses, the estimated net proceeds will be approximately $14.1 million. The Company intends to contribute $8 to $10 million to the Bank for general operating purposes which may include, among others, payment of expenses, payments of dividends, and pursuing strategic opportunities which may be presented to the Bank from time to time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
NOTE 21 — QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarter Ended 2010	March 31	June 30	September 30	December 31
Total interest income	$12,126	$12,099	$12,160	$11,980
Total interest expense	3,312	2,923	2,545	2,218

Net interest income	8,814	9,176	9,615	9,762
Provision for loan losses	2,778	1,600	1,500	2,200
Other income	2,336	2,721	3,697	4,456
Other expense	7,532	7,645	7,917	7,870

Income before income taxes	840	2,652	3,895	4,148
Income taxes	(7)	618	1,041	892

Net income	$847	$2,034	$2,854	$3,256

Earnings per share — basic and diluted	$0.06	$0.15	$0.21	$0.24

Quarter Ended 2009	March 31	June 30	September 30	December 31
Total interest income	$11,994	$12,329	$12,649	$12,803
Total interest expense	4,311	4,101	4,178	3,957

Net interest income	7,683	8,228	8,471	8,846
Provision for loan losses	450	1,050	1,550	3,000
Other income	1,118	2,643	2,609	3,018
Other expense	6,256	7,803	7,675	7,921

Income before income taxes	2,095	2,018	1,855	943
Income taxes	411	361	299	(2)

Net income	$1,684	$1,657	$1,556	$945

Earnings per share — basic and diluted	$0.13	$0.12	$0.12	$0.07
During the third and fourth quarters of 2010, the Bank sold certain investment securities and recognized security gains of $2.6 million.
NOTE 22 — PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
Below is condensed financial information of Farmers National Banc Corp. (parent company only). This information should be read in conjunction with the consolidated financial statements and related notes.
BALANCE SHEETS

	December 31, 2010	December 31, 2009
Assets:
Cash	$691	$275
Investment in subsidiaries	87,957	80,962
Securities available for sale	119	115
Other	449	237

TOTAL ASSETS	$89,216	$81,589

Liabilities:
Other liabilities	$34	$171
Note payable	1,100	750
Other accounts payable	34	40

TOTAL LIABILITIES	1,168	961

Stockholders’ equity:
Common stock	96,142	95,650
Retained earnings	14,502	7,137
Accumulated other comprehensive income (loss)	2,907	3,344
Treasury stock, at cost; 2,053,149 shares in 2010 and 2,053,098 shares in 2009	(25,503)	(25,503)

TOTAL STOCKHOLDERS’ EQUITY	88,048	80,628

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$89,216	$81,589

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts In Thousands except Share and Per Share Data)
STATEMENTS OF INCOME

Years ended December 31,	2010	2009	2008
Income:
Dividends from subsidiary	$1,730	$13,746	$0
Interest and dividends on securities	3	8	45
Security gains/(losses)	0	(74)	(87)
Other income	225	0	0

TOTAL INCOME	1,958	13,680	(42)
Interest on borrowings	(46)	0	0
Other expenses	(465)	(557)	(249)

Income before income tax benefit and undistributed subsidiary income	1,447	13,123	(291)
Income tax benefit	109	212	99
Equity in undistributed net income of subsidiaries (dividends in excess of net income)	7,435	(7,493)	5,857

NET INCOME	$8,991	$5,842	$5,665

STATEMENTS OF CASH FLOWS

Years ended December 31,	2010	2009	2008
Cash flows from operating activities:
Net income	$8,991	$5,842	$5,665
Adjustments to reconcile net income to net cash provided by operating activities:
Security (gains)/losses	0	0	49
Impairment of securities	0	74	38
Dividends in excess of net income (Equity in undistributed net income of subsidiary)	(7,435)	7,493	(5,857)
Other	(356)	(290)	(102)

NET CASH FROM OPERATING ACTIVITIES	1,200	13,119	(207)

Cash flows from investing activities:
Proceeds from maturities of investment securities available for sale	0	800	1,600
Proceeds from sales of securities available for sale	0	0	61
Investment in subsidiaries	0	(12,260)	0
Purchases of securities available for sale	0	(1)	(1,587)

NET CASH FROM INVESTING ACTIVITIES	0	(11,461)	74

Cash flows from financing activities:
Purchase of treasury stock	0	0	(1,102)
Dividends paid	(1,626)	(4,801)	(6,802)
Proceeds of borrowings	350	750	0
Proceeds from dividend reinvestment	492	1,433	2,476

NET CASH FROM FINANCING ACTIVITIES	(784)	(2,618)	(5,428)

NET CHANGE IN CASH AND CASH EQUIVALENTS	416	(960)	(5,561)

Beginning cash and cash equivalents	275	1,235	6,796

Ending cash and cash equivalents	$691	$275	$1,235

COMMUNITY GIVING
INVESTING IN OUR COMMUNITIES
Farmers National Bank continues to “Stand Strong” by giving back to our community. As a community bank, Farmers has the honor and privilege of supporting the organizations that make our Valley a better place in which to live. Local decision-making gives us the ability to financially support the projects and services that make the biggest positive impact on our neighbors and in our communities. By doing so, Farmers believes we are supporting important efforts that attract new residents and businesses to the Valley. In 2010, over 250 local organizations received our financial support as we donated $155,116 to enhance and improve the communities in which we live and work. Commitment — whether to our home area or our neighbors — is a bedrock principle for Farmers. Our founders saw the importance of community engagement back in 1887 and we are proud to continue the tradition 124 years later.
In 2010, Farmers National Bank introduced a new mascot, Rocky, the Rock-Solid dog. Pictured above: Rocky with the YSU Cheerleaders at the Farmers National Bank tailgate event.

FARMERS NATIONAL FINANCIAL GROUP

FARMERS NATIONAL INVESTMENTS
Farmers National Investments experienced unprecedented growth during a time of significant economic uncertainty in the financial market. Our customers demonstrated confidence in our experienced and trusted financial advisors, leading to a 67% increase in Gross Revenues. Farmers National Investments produced over $1 Million in Gross Revenues in 2010. In addition, they grew their portfolios over 35% and now have over $143 Million in Assets Under Management.
Our services cover all areas of financial management, from investment and retirement planning to risk management and estate conservation. We specialize in helping our clients develop a comprehensive, cohesive financial strategy that fits their unique needs and enables them to meet both short- and long-term objectives.
From left to right: Vince Dobransky, Phil Lammers, Dan Cvercko, Steve Fisher
Professional Services Offered:
•	Portfolio Strategy

•	Insurance Needs

•	Asset Allocation

•	Retirement Planning

•	College Funding

•	Tax-Favored Investing

•	Health Care Concerns

•	Business Owner Needs

•	Estate Issues*
*	Please note that neither Farmers National Investments nor any of its representatives may give legal or tax advice.
PrimeVest Financial Services, Inc. is an independent, registered broker-dealer, member SIPC/FINRA. Securities and insurance products offered by PrimeVest: — Not FDIC/NCUSIF insured. — May go down in value. — Not financial institution guaranteed. — Not a deposit. — Not insured by any federal government agency. Advisory services may only be offered by Investment Adviser Representatives in connection with an appropriate PrimeVest Advisory Services Agreement and disclosure brochure as provided.
David G. Frank, CLU, ChFC
Insurance Director
FARMERS NATIONAL INSURANCE
In March 2010, Farmers National Insurance became a fully operational agency offering life, health, property casualty and Medicare supplemental products. In the first nine months of operation, Farmers National Insurance sold over 100 Property and Casualty Insurance policies resulting in additional fee income for the Bank’s income statement. With a wide array of products and services, the Insurance agency expects to bolster their sales throughout the next fiscal year.
Farmers National Insurance offers:
•	Auto Insurance

•	Homeowners Insurance

•	Personal Liability Insurance

•	Business Insurance

•	Pet Insurance

•	Dental & Health Insurance

•	Medicare Supplements

BOARD OF DIRECTORS
From left to right: Anne Frederick Crawford, John S. Gulas, Joseph D. Lane, Ronald V. Wertz, Lance J. Ciroli, Benjamin R. Brown- Retired, Earl R. Scott, Ralph D. Macali, Frank L. Paden. Not pictured: James R. Fisher- Retired, David Z. Paull
John S. Gulas
President & Chief Executive Officer
Frank L. Paden
Executive Chairman of the Board
Benjamin R. Brown, Retired
President and Owner, Castruction Company
Lance J. Ciroli 2, 3, 5
Co-founder of NBE Bank Consulting
Services Retired Assistant Deputy Comptroller in the Cleveland/
Detroit Field Office, Office of the Comptroller of the Currency
Anne Frederick Crawford 2, 3, 4
Attorney-at-Law
Self-employed/Sole Proprietor
James R. Fisher, Retired
Certified Public Accountant (CPA)
Owner/Director, Akron Auto Auction, Inc.
Joseph D. Lane 2, 4
Attorney and Principal of Lane & Rusu Co. L.P.A.
President & CEO of Lane Funeral Homes, Inc. and
Lane Life Paramedics Ambulance Services
Ralph D. Macali 1, 2, 5
Vice President of Palmer J. Macali, Inc.
Partner in P.M.R.P. Partnership
Partner in the Macali Family Limited Partnership
David Z. Paull 1, 2, 3
Vice President, Human Resources Operations and
Labor Relations, RTI International Metals, Inc.
Earl R. Scott 1, 2, 5
Certified Public Accountant (CPA) and President,
Reali, Giampetro & Scott
Ronald V. Wertz 2, 3, 4
Retired Vice President, CPCU, CIC, Risk
Management Consultant, Acordia Insurance
1	Audit Committee

2	Board Loan Committee

3	Compensation Committee

4	Corporate Governance and Nominating Committee

5	Risk Management Committee
2010 EXECUTIVE TEAM
From Left to right: Brian E. Jackson, Vice President, Chief Information Officer, James H. Sisek, Esq., President & CEO, Farmers Trust Company, Mark L. Graham, Senior Vice President and Senior Loan Officer, Kevin J. Helmick, Senior Vice President, Retail Services/Wealth Management, Bradley S. Henderson, Vice President Facilities Management/Security, Carl D. Culp, Executive Vice President, Cashier & CFO, Mark A. Nicastro, Vice President, Director of Human Resources, John S. Gulas, President & CEO, Frank L. Paden, Executive Chairman of the Board, Amber B. Wallace, Senior Vice President, Director of Marketing